Filed pursuant to Rule 424(b)(3)

Registration No. 333-251659

PROPOSED MERGER

YOUR VOTE IS VERY IMPORTANT

To the Stockholders of Seneca Biopharma, Inc. and Leading BioSciences, Inc.:

Seneca Biopharma, Inc. (“Seneca”) and Leading BioSciences, Inc. (“LBS”) have entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which a wholly-owned subsidiary of Seneca will merge with and into LBS, with LBS surviving as a wholly-owned subsidiary of Seneca (the “Merger”). The Merger will result in a clinical-stage biopharmaceutical company focused on advancing LBS’s clinical program and developing a therapeutic to combat the interruption of gastrointestinal function following major surgery for which there is currently a significant unmet need for safe and effective therapies.

At the effective time of the Merger (the “Effective Time”), each share of common stock of LBS, $0.001 par value per share (including the shares of common stock issuable upon conversion of all shares of Series C preferred stock of LBS, par value $0.001 per share (the “LBS Series C Preferred Stock”) prior to the Merger) (the “LBS Common Stock”) and each share of non-voting share of Series 1 preferred stock of LBS, $0.001 par value per share (the “LBS Series 1 Preferred Stock”), will be converted into the right to receive 0.1539 shares of common stock of Seneca, $0.01 par value per share (the “Seneca Common Stock”), subject to adjustment for the reverse stock split of Seneca Common Stock to be implemented prior to the consummation of the Merger as discussed in this proxy statement/prospectus/information statement, and further adjusted based on Seneca’s net cash in connection with the closing of the Merger (to the extent Seneca’s net cash is over $5.0 million or under $4.5 million). At the Effective Time, Seneca’s stockholders will continue to own and hold their then existing shares of Seneca Common Stock and shares of preferred stock, $0.01 par value per share, of Seneca, subject to adjustment for the reverse stock split described herein. Seneca will assume outstanding and unexercised options to purchase shares of LBS Common Stock, and in connection with the Merger such options will be converted into options to purchase shares of Seneca Common Stock, with the number of shares and exercise price being adjusted by an exchange ratio of 0.1539 shares of Seneca Common Stock issuable upon exercise of each option to purchase one share of LBS Common Stock. Each warrant to purchase LBS Common Stock outstanding and unexercised immediately prior to the Effective Time, including the Bridge Warrants (as defined below), will be assumed by Seneca and will become a warrant to purchase shares of Seneca Common Stock, with the number of shares and exercise price being adjusted by an exchange ratio of 0.1539 shares of Seneca Common Stock issuable upon exercise of each warrant to purchase one share of LBS Common Stock. As of immediately prior to the Effective Time (i) all outstanding and unexercised options to purchase shares of Seneca Common Stock with an exercise price of greater than $1.60 will be canceled and have no further force and effect, (ii) all outstanding and unexercised options to purchase shares of Seneca Common Stock with an exercise price equal to or less than $1.60 will remain effective and outstanding, and (iii) all of Seneca’s outstanding restricted stock unit awards shall be accelerated in full.

In addition, the Milestone Recipients (as defined below) may be entitled to receive certain Milestone Payments (as defined below).

In addition, in connection with the transactions contemplated by the Merger, on December 16, 2020, (i) LBS entered into a securities purchase agreement with Altium Growth Fund, LP (the “Investor”) pursuant to which, among other things, LBS agreed to issue senior secured promissory notes in the aggregate principal amount of up to $5.0 million, in exchange for an aggregate purchase price of up to $3.75 million, representing an aggregate original issue discount of up to $1.25 million (the “Bridge Notes”) and warrants to purchase shares of LBS Common Stock, and (ii) Seneca and LBS entered into a separate securities purchase agreement with the Investor pursuant to which, among other things, the Investor agreed to invest $20.0 million in cash and cancel any outstanding principal and interest on the Bridge Notes immediately prior to the closing of the Merger in exchange for shares of LBS Series 1 Preferred Stock to be issued immediately prior to the closing of the Merger and warrants to purchase shares of Seneca Common Stock to be issued after the closing of the Merger, in private placement transactions (collectively, the “Pre-Merger Financing”). Unless otherwise specified, numbers in this proxy statement/prospectus/information statement are based on an assumption that there will be $3,438,333 of outstanding principal and interest on the Bridge Notes canceled at the Effective Time. For more information regarding the Pre-Merger Financing, see the section entitled “Agreements Related to the Merger—Pre-Merger Financing” on page 142 of this proxy statement/prospectus/information statement.

Further, immediately prior to the Effective Time, Seneca, an agent to be determined (the “CVR Agent”) and a representative to be determined (the “CVR Holders’ Representative”) will enter into a Contingent Value Rights Agreement (the “CVR Agreement”). Pursuant to the CVR Agreement, each share of Seneca Common Stock held by Seneca stockholders of record as of immediately prior to the Effective Time will receive one contingent value right (“CVR”) entitling holders of such rights (the “CVR Holders”) to receive certain net proceeds, if any, derived from the sale or license of all or any part of the intellectual property owned, licensed or controlled by Seneca that is necessary for the operation of the business of Seneca as conducted as of the Effective Time and in existence as of the Effective Time (the “Seneca Legacy Technology”) pursuant to an agreement to sell such assets (a “Legacy Monetization”) within the 18-month anniversary of the Effective Time. The CVRs will not be transferable by the CVR Holders, except in certain limited circumstances, will not have any voting or dividend rights, will not be certificated or evidenced by any instrument, will not accrue interest and will not be registered with the Securities and Exchange Commission (“SEC”) or listed for trading on any exchange. Each CVR will entitle the CVR Holder to receive a pro rata portion of 80% of the net proceeds, if any, from each respective Legacy Monetization event. The remaining 20% of the net proceeds will be distributed to the combined company.

Shares of Seneca Common Stock are currently listed on The Nasdaq Capital Market under the symbol “SNCA”. Seneca has filed an initial listing application with The Nasdaq Stock Market LLC (“Nasdaq”) pursuant to Nasdaq’s “reverse merger” rules and anticipates receiving approval regarding our application prior to holding Seneca’s virtual special meeting described below. Substantially concurrent with the completion of the Merger, Seneca will be renamed “Palisade Bio, Inc.” and expects to trade on The Nasdaq Capital Market under the symbol “PALI.” On February 10, 2021, the last trading day before the date of this proxy statement/prospectus/information statement, the closing sale price of Seneca Common Stock was $1.88 per share.

Seneca is holding a virtual special meeting of stockholders in order to obtain the stockholder approvals necessary to complete the Merger and related matters. At the Seneca virtual special meeting, which will be held in a virtual-only format via live audio webcast at 11:00 a.m., Eastern Time, on March 24, 2021 at www.virtualshareholdermeeting.com/SNCA2021SM, unless postponed or adjourned to a later date, Seneca will ask its stockholders to:

1.	Approve an amended and restated certificate of incorporation of Seneca to effect a reverse stock split of Seneca Common Stock at a ratio within the range not less than 1-for-5 and not greater than 1-for-12 (with such ratio to be mutually agreed upon by Seneca and LBS prior to the effectiveness of the Merger);

2.	Approve (i) the issuance of shares of Seneca Common Stock pursuant to the Merger and Pre-Merger Financing, which will represent more than 20% of the shares of Seneca Common Stock outstanding immediately prior to the Merger, and (ii) the change of control resulting from the Merger and Pre-Merger Financing, pursuant to Nasdaq Listing Rules 5635(a) and 5635(b), respectively;

3.	Approve the Palisade Bio, Inc. 2021 Equity Incentive Plan;

4.	Approve the Palisade Bio, Inc. 2021 Employee Stock Purchase Plan;

5.	Approve, on a non-binding, advisory basis, the compensation that may be paid or become payable to Seneca’s named executive officers in connection with the completion of the Merger, including the agreements and understandings pursuant to which such compensation may be paid or become payable; and

6.	Approve a postponement or adjournment of the Seneca virtual special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the proposals set forth above.

Please refer to the attached proxy statement/prospectus/information statement for further information with respect to the business to be transacted at the Seneca virtual special meeting. As described in the accompanying proxy statement/prospectus/information statement, certain of LBS’s stockholders who in the aggregate own approximately 65.15% of the shares of LBS Common Stock on an as converted basis, and certain of Seneca’s stockholders who in the aggregate own less than 1% of the shares of Seneca Common Stock, in each case, outstanding as of the date of the Merger Agreement, are parties to support agreements with Seneca and LBS, whereby such stockholders have agreed to vote their shares in favor of the adoption or approval, among other things, of the Merger Agreement and the approval of the transactions contemplated therein, including the Merger, the issuance of shares of Seneca Common Stock to LBS’s stockholders, and the change of control resulting from the Merger, subject to the terms of the support agreements.

In addition, following the effectiveness of the registration statement on Form S-4 (the “Registration Statement”), of which this proxy statement/prospectus/information statement is a part, and pursuant to the conditions of the Merger Agreement and the support agreements, LBS’s stockholders who are party to the support agreements will each execute an action by written consent of LBS’s stockholders, referred to as the written consent, adopting the Merger Agreement, thereby approving the transactions contemplated thereby, including the Merger. No meeting of LBS’s stockholders will be held. All of LBS’s stockholders will have the opportunity to elect to adopt the Merger Agreement, thereby approving the Merger and related transactions, by signing and returning to LBS the written consent once this Registration Statement is declared effective by the Securities and Exchange Commission.

After careful consideration, Seneca’s board of directors has unanimously (i) determined that the Merger and all related transactions contemplated by the Merger Agreement are fair to, advisable and in the best interests of Seneca and its stockholders, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated therein and (iii) determined to recommend, upon the terms and subject to the conditions set forth in the Merger Agreement, that each Seneca stockholder vote “FOR” Proposal Nos. 1, 2, 3, 4, 5 and 6.

After careful consideration, LBS’s board of directors has unanimously (i) determined that the Merger and all related transactions contemplated by the Merger Agreement, including the Pre-Merger Financing, are fair to, advisable, and in the best interests of, LBS and its stockholders, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated therein and (iii) determined to recommend, upon the terms and subject to the conditions set forth in the Merger Agreement, that each LBS stockholder sign and return the written consent, indicating its (a) adoption of the Merger Agreement and approval of the transactions contemplated therein, (b) acknowledgement that the approval given is irrevocable and that such stockholder is aware of its rights to demand appraisal for its shares pursuant to Section 262 of the General Corporation Law of the State of Delaware (“DGCL”), and that such stockholder has received and read a copy of Section 262 of the DGCL, (c) consent to conversion of LBS’s Series C Preferred Stock to LBS Common Stock immediately prior to the closing of the Merger, for holders of LBS’s Series C Preferred Stock, and (d) acknowledgement that by its approval of the Merger it is not entitled to appraisal rights with respect to its shares in connection with the Merger and thereby waives any rights to receive payment of the fair value of its capital stock under the DGCL.

More information about Seneca, LBS and the proposed transaction is contained in this proxy statement/prospectus/information statement. Seneca and LBS urge you to read the accompanying proxy statement/prospectus/information statement carefully and in its entirety. IN PARTICULAR, YOU SHOULD CAREFULLY CONSIDER THE MATTERS DISCUSSED UNDER “RISK FACTORS” BEGINNING ON PAGE 27.

Seneca and LBS are excited about the opportunities the Merger brings to Seneca’s and LBS’s stockholders, and thank you for your consideration and continued support.

Kenneth Carter, Ph.D. Executive Chairman Seneca Biopharma, Inc.	Thomas M. Hallam Chief Executive Officer Leading BioSciences, Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this proxy statement/prospectus/information statement. Any representation to the contrary is a criminal offense.

The accompanying proxy statement/prospectus/information statement is dated February 11, 2021, and is first being mailed to Seneca’s and LBS’s stockholders on or about February 12, 2021.

Seneca Biopharma, Inc.

20271 Goldenrod Lane

Germantown, MD 20876

NOTICE OF VIRTUAL SPECIAL MEETING OF STOCKHOLDERS

To Be Held at 11:00 a.m., Eastern Time on March 24, 2021

Dear Seneca Biopharma Stockholders:

On behalf of the board of directors of Seneca Biopharma, Inc., a Delaware corporation (“Seneca”), we are pleased to deliver this proxy statement/prospectus/information statement for a virtual special meeting of stockholders of Seneca (the “Seneca virtual special meeting”), for the proposed merger between Seneca and Leading BioSciences, Inc., a Delaware corporation (“LBS”), pursuant to which Townsgate Merger Sub 1, Inc., a Delaware corporation and wholly-owned subsidiary of Seneca, will merge with and into LBS, with LBS surviving as a wholly-owned subsidiary of Seneca (the “Merger”). The Seneca virtual special meeting will be held in a virtual-only format via live audio webcast on March 24, 2021 at 11:00 a.m., Eastern Time, at www.virtualshareholdermeeting.com/SNCA2021SM, for the following purposes:

1.	Approve an amended and restated certificate of incorporation of Seneca to effect a reverse stock split of Seneca Common Stock at a ratio within the range not less than 1-for-5 and not greater than 1-for-12 (with such ratio to be mutually agreed upon by Seneca and LBS prior to the effectiveness of the Merger);

2.	Approve (i) the issuance of shares of Seneca Common Stock pursuant to the Merger and Pre-Merger Financing, which will represent more than 20% of the shares of Seneca Common Stock outstanding immediately prior to the Merger, and (ii) the change of control resulting from the Merger and Pre-Merger Financing, pursuant to Nasdaq Listing Rules 5635(a) and 5635(b), respectively;

3.	Approve the Palisade Bio, Inc. 2021 Equity Incentive Plan;

4.	Approve the Palisade Bio, Inc. 2021 Employee Stock Purchase Plan;

5.	Approve, on a non-binding, advisory basis, the compensation that may be paid or become payable to Seneca’s named executive officers in connection with the completion of the Merger, including the agreements and understandings pursuant to which such compensation may be paid or become payable; and

6.	Approve a postponement or adjournment of the Seneca virtual special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the proposals set forth above.

Please refer to the attached proxy statement/prospectus/information statement for further information with respect to the business to be transacted at the Seneca virtual special meeting. The board of directors of Seneca (the “Seneca Board”) has fixed February 9, 2021, as the record date for the determination of stockholders entitled to notice of, and to vote at, the Seneca virtual special meeting and any adjournment or postponement thereof. Only holders of record of shares of Seneca Common Stock at the close of business on the record date are entitled to notice of, and to vote at, the Seneca virtual special meeting. At the close of business on the record date, Seneca had 17,295,703 shares of Seneca Common Stock outstanding and entitled to vote. A complete list of such stockholders entitled to vote at the Seneca virtual special meeting will be available for examination at the Seneca offices in Germantown, Maryland during normal business hours for a period of ten days prior to the Seneca virtual special meeting, subject to any reasonable limitations as a result of the impact of COVID-19.

Your vote is important. Approval of Proposal No. 1 requires the affirmative vote of holders of a majority of Seneca Common Stock outstanding as of the record date for the Seneca virtual special meeting. Approval of Proposal Nos. 2, 3, 4, 5 and 6 requires the affirmative vote of a majority of the voting power of the shares present or represented by proxy at the Seneca virtual special meeting and entitled to vote on the subject matter. Each of Proposal Nos. 1 and 2 is a condition to the consummation of the Merger. Therefore, the Merger cannot be consummated without the approval of Proposal Nos. 1 and 2.

Even if you plan to attend the Seneca virtual special meeting electronically, Seneca requests that you sign and return the enclosed proxy card to ensure that your shares will be represented at the Seneca virtual special meeting. If you sign, date and mail your proxy card without indicating how you wish to vote, your proxy will be counted as a vote in favor of adoption of each of the proposals.

THE SENECA BOARD HAS UNANIMOUSLY DETERMINED AND BELIEVES THAT EACH OF THE PROPOSALS OUTLINED ABOVE IS FAIR TO, ADVISABLE AND IN THE BEST INTERESTS OF SENECA AND ITS STOCKHOLDERS AND HAS UNANIMOUSLY APPROVED EACH SUCH PROPOSAL. THE SENECA BOARD UNANIMOUSLY RECOMMENDS THAT SENECA’S COMMON STOCKHOLDERS VOTE “FOR” EACH SUCH PROPOSAL.

By Order of the Seneca Board of Directors,

Kenneth Carter, Ph.D.

Executive Chairman

Germantown, Maryland

February 11, 2021

Seneca is closely monitoring developments related to COVID-19. It could become necessary to change the date, time, location and/or means of holding the Seneca virtual special meeting. If such a change is made, Seneca will announce the change in advance, and details on how to participate will be issued by press release, posted on Seneca’s website and filed as additional proxy materials.

REFERENCES TO ADDITIONAL INFORMATION

This proxy statement/prospectus/information statement incorporates important business and financial information about Seneca that is not included in or delivered with this document. You may obtain this information without charge through the SEC website at www.sec.gov or upon your written or oral request by contacting Seneca Biopharma, Inc., Attn: Investor Relations, 20271 Goldenrod Lane, Floor 2, Germantown, Maryland 20876, Phone: (301) 366-4841, or by email at investor@seneca.bio.com.

You may also request additional copies from Seneca’s proxy solicitor using the following contact information:

The Proxy Advisory Group, LLC

18 East 41st Street, 20th Floor

New York, New York 10017

(212) 616-2181

To ensure timely delivery of these documents, any request should be made no later than March 15, 2021 to receive them before the Seneca virtual special meeting.

For additional details about where you can find information about Seneca, please see the section titled “Where You Can Find More Information” beginning on page 289 of this proxy statement/prospectus/information statement.

Page
QUESTIONS AND ANSWERS ABOUT THE MERGER	1
PROSPECTUS SUMMARY	12
SELECTED HISTORICAL AND UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA	25
MARKET PRICE AND DIVIDEND INFORMATION	26
RISK FACTORS	27
CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS	73
THE VIRTUAL SPECIAL MEETING OF SENECA’S STOCKHOLDERS	75
THE MERGER	79
THE MERGER AGREEMENT	121
AGREEMENTS RELATED TO THE MERGER	141
MATTERS BEING SUBMITTED TO A VOTE OF SENECA’S STOCKHOLDERS	151
PROPOSAL NO. 1: APPROVAL OF AN AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF SENECA EFFECTING THE REVERSE SPLIT	151
PROPOSAL NO. 2: APPROVAL OF (I) THE ISSUANCE OF SHARES OF SENECA COMMON STOCK PURSUANT TO THE MERGER AND PRE-MERGER FINANCING, AND (II) THE CHANGE OF CONTROL RESULTING FROM THE MERGER AND PRE-MERGER FINANCING	158
PROPOSAL NO. 3: APPROVAL OF THE 2021 EQUITY INCENTIVE PLAN	159
PROPOSAL NO. 4: APPROVAL OF THE 2021 EMPLOYEE STOCK PURCHASE PLAN	166
PROPOSAL NO. 5: APPROVAL OF CHANGE OF CONTROL PAYMENTS	170
PROPOSAL NO. 6: APPROVAL OF POSSIBLE ADJOURNMENT OF THE SENECA VIRTUAL SPECIAL MEETING	171
DESCRIPTION OF SENECA’S BUSINESS	172
DESCRIPTION OF LBS’S BUSINESS	185
SENECA MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	222
LBS MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	231
MANAGEMENT FOLLOWING THE MERGER	243
EXECUTIVE COMPENSATION OF SENECA	248
EXECUTIVE COMPENSATION OF LBS	260
RELATED PARTY TRANSACTIONS OF THE COMBINED COMPANY	266
DESCRIPTION OF SENECA CAPITAL STOCK	270
COMPARISON OF RIGHTS OF HOLDERS OF LBS STOCK AND SENECA STOCK	274
PRINCIPAL STOCKHOLDERS OF SENECA	281
PRINCIPAL STOCKHOLDERS OF LBS	282
PRINCIPAL STOCKHOLDERS OF THE COMBINED COMPANY	285
DELINQUENT SECTION 16(A) REPORTS	289
LEGAL MATTERS	289
EXPERTS	289
WHERE YOU CAN FIND MORE INFORMATION	289
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION	PF-1
SENECA BIOPHARMA, INC. INDEX TO FINANCIAL STATEMENTS	FINSEN-1
LEADING BIOSCIENCES, INC. INDEX TO FINANCIAL STATEMENTS	FINLBS-1
ANNEX A—AGREEMENT AND PLAN OF MERGER	A-1
ANNEX B—OPINION OF THE FINANCIAL ADVISOR TO THE SENECA TRANSACTION COMMITTEE	B-1
ANNEX C—APPRAISAL RIGHTS (SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW)	C-1
ANNEX D—AMENDED AND RESTATED CERTIFICATE OF INCORPORATION	D-1
ANNEX E—2021 EQUITY INCENTIVE PLAN	E-1
ANNEX F—2021 EMPLOYEE STOCK PURCHASE PLAN	F-1

QUESTIONS AND ANSWERS ABOUT THE MERGER

Except where specifically noted, the following information and all other information contained in this proxy statement/prospectus/information statement does not give effect to the proposed reverse stock split (the “Reverse Split”) of Seneca Common Stock, as described in Proposal No. 1 beginning on page 151 of this proxy statement/prospectus/information statement.

The following section provides answers to frequently asked questions about the proposed merger transaction. This section, however, provides only summary information. For a more complete response to these questions and for additional information, please refer to the cross-referenced sections.

Q: What is the Merger?

A: Seneca, Townsgate Merger Sub 1, Inc., a Delaware corporation and wholly-owned subsidiary of Seneca (“Merger Sub”), and LBS entered into the Agreement and Plan of Merger on December 16, 2020 (the “Merger Agreement”). The Merger Agreement, as it may be amended from time to time, contains the terms and conditions of the proposed merger among Seneca, Merger Sub and LBS. Pursuant to the Merger Agreement, Merger Sub will merge with and into LBS, with LBS surviving as a wholly-owned subsidiary of Seneca. This transaction is referred to as the “Merger.”

At the effective time of the Merger (the “Effective Time”), each share of LBS Common Stock (including the shares issued upon the conversion of the LBS Series C Preferred Stock) and each share of LBS Series 1 Preferred Stock (collectively, the “LBS capital stock”) outstanding immediately prior to the Effective Time (excluding certain shares to be canceled pursuant to the Merger Agreement and shares held by stockholders who have exercised and perfected appraisal rights as more fully described in the section titled “The Merger—Appraisal Rights” beginning on page 117 of this proxy statement/prospectus/information statement but including any shares of LBS capital stock issued pursuant to the Pre-Merger Financing) will automatically be converted into the right to receive a number of shares of Seneca Common Stock calculated using an exchange ratio formula described in the Merger Agreement (the “Exchange Ratio”). In addition, the Milestone Recipients may be entitled to receive certain Milestone Payments.

Under the Exchange Ratio formula described in the Merger Agreement and assuming Seneca holds between $4.5 million and $5.0 million of net cash at the closing of the Merger, the former LBS equity holders immediately before the Merger (including Altium Growth Fund, LP, the Investor in the Pre-Merger Financing) are expected to hold approximately 73.8% of the capital stock of Seneca outstanding immediately following the Merger and the equity holders of Seneca immediately before the Merger are expected to hold approximately 26.2% of the Seneca capital stock outstanding immediately following the Merger, in each case, as calculated on an adjusted fully diluted treasury stock method basis and after giving effect to the Pre-Merger Financing, but including 50% of the shares subject to the Equity Warrants (as defined below). LBS and Seneca used such basis to calculate the Exchange Ratio pursuant to the Merger Agreement. The Exchange Ratio formula is based upon a LBS valuation of $97.85 million (assuming a Pre-Merger Financing of $22.5 million) and a Seneca valuation of $34.65 million, which is subject to adjustment based upon the amount of Seneca net cash greater than $5.0 million (whereby each dollar over $5.0 million will be added to Seneca’s valuation) or below $4.5 million (whereby each dollar below $4.5 million will be deducted from Seneca’s valuation). Seneca anticipates that it will have approximately $4.5 million of net cash, as calculated pursuant to the Merger Agreement, at the closing of the Merger provided the closing occurs on or about March 31, 2021. Accordingly, Seneca anticipates the relative ownership will be 26.2% to the Seneca equity holders immediately prior to closing and 73.8% of the former LBS equity holders immediately prior to the closing. For a further description of the Exchange Ratio, see the section titled “The Merger Agreement—Merger Consideration and Exchange Ratio” beginning on page 121 of this proxy statement/prospectus/information statement. For more information regarding the Pre-Merger Financing, see the section titled “Agreements Related to the Merger—Pre-Merger Financing” beginning on page 142 of this proxy statement/prospectus/information statement.

Assuming a $22.5 million investment in the Pre-Merger Financing prior to the consummation of the Merger, the outstanding equity of Seneca, as calculated on an adjusted fully diluted treasury stock method basis and after giving effect to the Pre-Merger Financing, but including 50% of the shares subject to the Equity Warrants, is expected to be held as follows: equity holders of former LBS capital stock (prior to the Pre-Merger Financing) will hold approximately 25.2%, the investor in the Pre-Merger Financing will hold approximately 16.2%; pre-Merger Seneca equity holders will hold approximately 26.2%; and approximately 32.4% of the shares will be held in escrow to be distributed to the Investor in the Pre-Merger Financing, or to be distributed as a LBS Financing Milestone Payment (as defined below) to the Milestone Recipients.

Assuming a $22.5 million investment in the Pre-Merger Financing prior to the consummation of the Merger, the outstanding equity of Seneca, as calculated on a fully diluted basis by including 100% of all shares underlying all options and warrants (including the Bridge Warrants (as defined below) and Equity Warrants) and after giving effect to the Pre-Merger Financing, is expected to be held as follows: equity holders of former LBS capital stock (prior to the Pre-Merger Financing) will hold approximately 27.3%, the investor in the Pre-Merger Financing will hold approximately 20.2%; pre-Merger Seneca equity holders will hold approximately 24.1%; and approximately 28.3% of the shares will be held in escrow to be distributed to the Investor in the Pre-Merger Financing, or to be distributed as a LBS Financing Milestone Payment to the Milestone Recipients.

At the Effective Time, Seneca’s stockholders will continue to own and hold their existing shares of Seneca Common Stock, subject to adjustment in connection with the Reverse Split. As of immediately prior to the Effective Time, all outstanding and unexercised options to purchase shares of Seneca Common Stock with an exercise price of greater than $1.60 will be canceled and have no further force and effect. All outstanding and unexercised options to purchase shares of Seneca Common Stock with an exercise price equal to or less than $1.60 will remain effective and outstanding. All of Seneca’s outstanding restricted stock unit awards shall be accelerated in full effective as of immediately prior to the Effective Time. Each option to purchase shares of LBS Common Stock that is outstanding and unexercised immediately prior to the Effective Time, whether or not vested, will be converted into an option to purchase shares of Seneca Common Stock, with the number of shares and exercise price being adjusted by the Exchange Ratio. Each warrant to purchase LBS Common Stock outstanding and unexercised immediately prior to the Effective Time will be assumed by Seneca and will become a warrant to purchase shares of Seneca Common Stock, with the number of shares and exercise price being adjusted by the Exchange Ratio. Substantially concurrent with the completion of the Merger, Seneca will change its corporate name to “Palisade Bio, Inc.” as required by the Merger Agreement.

Additionally, pursuant to the CVR Agreement, each share of Seneca Common Stock held by Seneca stockholders of record as of immediately prior to the Effective Time will receive one CVR issued by Seneca subject to and in accordance with the terms and conditions of the CVR Agreement for each share of Seneca common stock held by such stockholder. Each CVR will entitle the CVR Holder to receive a pro rata portion of 80% of the net proceeds, if any, from each respective item of gross proceeds constituting cash or cash proceeds from the sale of marketable securities entitled to be received by Seneca from each Legacy Monetization event prior to the 48 month anniversary of the Effective Time. The remaining 20% of the net proceeds will be distributed to the combined company. The CVRs will not be transferable by the CVR Holders, except in certain limited circumstances, will not have any voting or dividend rights, will not be certificated or evidenced by any instrument, will not accrue interest and will not be registered with the SEC or listed for trading on any exchange. It is intended that the CVRs will not constitute securities, or a class of securities, for the purposes of any securities laws. The CVRs will not represent any equity or ownership interest in Seneca (or in LBS) or in all or any part of Seneca’s intellectual property or any other asset. See the section titled “Agreements Related to the Merger—Contingent Value Rights Agreement” beginning on page 144 of this proxy statement/prospectus/information statement.

Q: What are the potential Milestone Payments?

Under the terms of the Merger Agreement certain milestone payments may become payable for each share of LBS capital stock outstanding immediately prior to the Effective Time, excluding (i) shares of LBS capital stock issued pursuant to the Pre-Merger Financing, (ii) shares of LBS capital stock issuable pursuant to the exercise of options or warrants to purchase LBS capital stock, unless exercised prior to the Effective Time, and (iii) dissenting shares (the holders of such shares, together, the “Milestone Recipients”).

A milestone payment may be made following the 135th day following the Effective Time (the “Final Reset Date”), to the extent any Converted Additional Shares (as defined below) not issued to the Investor are returned from escrow to Seneca unissued pursuant to the Pre-Merger Financing. If this occurs, the Milestone Recipients will be entitled to receive a number of additional shares of Seneca Common Stock equal to the number of Converted Additional Shares that are returned to Seneca, on a pro rata basis to each such Milestone Recipient (the “LBS Financing Milestone Payment”). For more information, see the sections titled “The Merger Agreement—Merger Consideration and Exchange Ratio—Milestone Payments” and “Agreements Related to the Merger—Pre-Merger Financing” beginning on page 125 and page 142 of this proxy statement/prospectus/information statement, respectively.

Further, if the proceeds from a Legacy Monetization have not been received, or any portion thereof, by Seneca within 60 days following the closing of Merger (or later, upon election) (to the extent the proceeds of such potential Legacy Monetization were included in the calculation of Seneca net cash, any such proceeds, the “Potentially Transferable Assets Sale Amount”), the Milestone Recipients may receive a number of additional shares of Seneca Common Stock on a pro rata basis pursuant to a revised Exchange Ratio calculation where the Potentially Transferable Assets Sale Amount is subtracted from Seneca net cash with no other changes (the “Asset Milestone Payment” and together with the “LBS Financing Milestone Payment,” the “Milestone Payments”). For more information, see the section titled “The Merger Agreement—Merger Consideration and Exchange Ratio—Milestone Payments” beginning on page 125 of this proxy statement/prospectus/information statement.

There is no guarantee any Milestone Payment will be made.

Q: What will happen to Seneca if, for any reason, the Merger does not close?

A: If, for any reason, the Merger does not close, the board of directors of Seneca (the “Seneca Board”) may elect to, among other things, attempt to complete another strategic transaction including a transaction similar to the Merger, continue to operate the business of Seneca, continue to sell or otherwise dispose of the various assets of Seneca, dissolve and liquidate its assets or commence bankruptcy proceedings. Under certain circumstances, Seneca may be obligated to pay LBS a termination fee of $1.5 million or reimburse certain expenses of LBS up to $250,000, as more fully described in the section titled “The Merger Agreement—Termination and Termination Fees” beginning on page 137 of this proxy statement/prospectus/information statement. If Seneca decides to dissolve and liquidate its assets, Seneca would be required to pay all of its debts and contractual obligations, and to set aside certain reserves for potential future claims. As of September 30, 2020, Seneca had cash and cash equivalents and short-term investments totaling approximately $12.7 million. However, there can be no assurances as to the amount or timing of available cash, if any, left to distribute to stockholders after paying the debts and other obligations of Seneca and setting aside funds for potential future claims. If the Seneca Board decided to continue Seneca’s business, Seneca would need substantial additional capital. There can be no assurances as to the amount or timing of such financing, if any.

Q: Why are the two companies proposing to merge?

A: The Merger will result in a clinical-stage biopharmaceutical company focused on advancing LBS’s clinical program and developing a therapeutic to combat the interruption of gastrointestinal function following major surgery in which there is currently a significant unmet need for safe and effective therapies. For a discussion of Seneca’s and LBS’s reasons for the Merger, please see the section titled “The Merger—Seneca Reasons for the Merger” beginning on page 93 of this proxy statement/prospectus/information statement and “The Merger—LBS Reasons for the Merger” beginning on page 97 of this proxy statement/prospectus/information statement.

Q: Why am I receiving this proxy statement/prospectus/information statement?

A: You are receiving this proxy statement/prospectus/information statement because you have been identified as a common stockholder of Seneca as of the record date, or a stockholder of LBS eligible to execute the LBS written consent. If you are a common stockholder of Seneca, you are entitled to vote at the virtual special meeting of stockholders of Seneca (the “Seneca virtual special meeting”), which has been called for the purpose of approving the following proposals:

1.	The amended and restated certificate of incorporation of Seneca to effect a reverse stock split of Seneca’s common stock at a ratio within the range not less than 1-for-5 and not greater than 1-for-12 (with such ratio to be mutually agreed upon by Seneca and LBS prior to the effectiveness of the Merger);

2.	The issuance of shares of Seneca Common Stock pursuant to the Merger, which will represent more than 20% of the shares of Seneca Common Stock outstanding immediately prior to the Merger, and the change of control resulting from the Merger, pursuant to Nasdaq Listing Rules 5635(a) and 5635(b), respectively;

3.	The Palisade Bio, Inc. 2021 Equity Incentive Plan, a form of which is attached as Annex E, which is referred to herein as the 2021 Equity Plan Proposal;

4.	The Palisade Bio, Inc. 2021 Employee Stock Purchase Plan, a form of which is attached as Annex F, which is referred to herein as the 2021 ESPP Proposal;

5.	On a non-binding, advisory basis, the compensation that may be paid or become payable to Seneca’s named executive officers in connection with the completion of the Merger, including the agreements and understandings pursuant to which such compensation may be paid or become payable, which is referred to herein as the Change of Control Payments Proposal; and

6.	The postponement or adjournment of the Seneca virtual special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the proposals set forth above.

Proposal Nos. 1 through 6 described above are collectively the “Seneca Stockholder Matters,” and Proposal Nos. 1 and 2 above are collectively the “Closing Seneca Stockholder Matters.” We do not expect that any matter other than Proposal Nos. 1 through 6 will be brought before the Seneca virtual special meeting.

If you are a stockholder of LBS, you are requested to sign and return the LBS written consent to (i) adopt the Merger Agreement and approve the transactions and actions contemplated by the Merger Agreement, including, if you hold shares of LBS Series C Preferred Stock, the conversion of LBS Series C Preferred Stock to LBS Common Stock immediately prior to the closing of the Merger, (ii) acknowledge that your approval is irrevocable and that you are aware of your rights to demand appraisal for your shares pursuant to Section 262 of the General Corporation Law of the State of Delaware (“DGCL”), and that you have received and read a copy of Section 262 of the DGCL, and (iii) acknowledge that by your approval of the Merger you are not entitled to appraisal rights with respect to your shares of LBS capital stock in connection with the Merger and thereby waive any rights to receive payment of the fair value of your LBS capital stock under the DGCL (items (i) through (iii), collectively, the “LBS Stockholder Matters”).

This document serves as: (x) a proxy statement of Seneca used to solicit proxies for the Seneca virtual special meeting, (y) a prospectus of Seneca used to offer shares of Seneca Common Stock (i) in exchange for shares of LBS capital stock in the Merger and (ii) upon exercise of the warrants to purchase shares of Seneca Common Stock assumed in the Merger in exchange for the warrants to purchase shares of LBS Common Stock and (z) an information statement of LBS used to solicit the written consent of its stockholders for the adoption of the Merger Agreement and the approval of the Merger and related transactions after the declaration of the effectiveness of the registration statement on Form S-4 (the “Registration Statement”), of which this proxy statement/prospectus/information statement is a part.

Q: What is required to consummate the Merger?

A: To consummate the Merger, Seneca’s stockholders must approve the Closing Seneca Stockholder Matters and LBS’s stockholders must approve the LBS Stockholder Matters.

Certain of LBS’s stockholders who in the aggregate own approximately 65.15% of the shares of LBS Common Stock on an as-converted basis, and certain of Seneca’s stockholders who in the aggregate own less than 1% of the shares of Seneca Common Stock, in each case, outstanding as of the date of the Merger Agreement, are parties to support agreements with Seneca and LBS, whereby such stockholders have agreed, subject to the terms of the support agreements, to vote their shares (or execute a written consent) in favor of the Seneca Stockholder Matters or the LBS Stockholder Matters, as applicable.

In addition to the requirement of obtaining stockholder approval of the Closing Seneca Stockholder Matters and the LBS Stockholder Matters, each of the other closing conditions set forth in the Merger Agreement must be satisfied or waived. For a complete description of the closing conditions under the Merger Agreement, we urge you to read the section titled “The Merger Agreement—Conditions to the Completion of the Merger” beginning on page 126 of this proxy statement/prospectus/information statement.

Q: What proposals will be voted on at the Seneca virtual special meeting, other than the Closing Seneca Stockholder Matters?

A: At the Seneca virtual special meeting, the holders of Seneca Common Stock will also be asked to consider the following proposals, along with any other business that may properly come before the Seneca virtual special meeting or any adjournment or postponement thereof.

•	Proposal No. 3 to approve the Palisade Bio, Inc. 2021 Equity Incentive Plan.

•	Proposal No. 4 to approve the Palisade Bio, Inc. 2021 Employee Stock Purchase Plan.

•	Proposal No. 5 to approve on a non-binding, advisory basis, the compensation that may be paid or become payable to Seneca’s named executive officers in connection with the completion of the Merger, including the agreements and understandings pursuant to which such compensation may be paid or become payable.

•	Proposal No. 6 to approve a postponement or adjournment of the Seneca virtual special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1, 2, 3, 4 or 5.

Proposal Nos. 1 and 2 are not conditioned upon Proposal Nos. 3, 4, 5 or 6 being approved. However, Proposal Nos. 3 and 4 are conditioned upon the consummation of the Merger. Proposal Nos. 1 through 6 are referred to collectively in this proxy statement/prospectus/information statement as “the proposals.”

Q: What will LBS’s option holders and warrant holders receive in the Merger?

A: Seneca will assume outstanding and unexercised options to purchase shares of LBS Common Stock, and in connection with the Merger such options will be converted into options to purchase shares of Seneca Common Stock, with the number of shares of Seneca Common Stock subject to such option, and the exercise price, being appropriately adjusted by the Exchange Ratio. Each warrant to purchase LBS Common Stock outstanding and unexercised immediately prior to the Effective Time of the Merger will be assumed by Seneca and will become a warrant to purchase shares of Seneca Common Stock, with the number of shares and exercise price being appropriately adjusted by the Exchange Ratio. For a more complete description of what LBS’s stockholders and option holders will receive in the Merger, please see the section titled “The Merger Agreement—Merger Consideration and Exchange Ratio” beginning on page 121 of this proxy statement/prospectus/information statement.

Q: What will Seneca’s stockholders, option holders, restricted stock unit holders and warrant holders receive in the Merger?

A: At the Effective Time, Seneca’s stockholders will continue to own and hold their existing shares of Seneca Common Stock. All outstanding and unexercised options to purchase shares of Seneca Common Stock with an exercise price of greater than $1.60 will be canceled for no consideration immediately prior to the Effective Time and all outstanding and unexercised options to purchase shares of Seneca Common Stock with an exercise price equal to or less than $1.60 will remain effective and outstanding. All of Seneca’s restricted stock unit awards shall be accelerated in full effective as of immediately prior to the Effective Time.

At the Effective Time, each warrant to purchase shares of Seneca Common Stock that is outstanding and unexercised immediately prior to the Effective Time will survive the closing of the Merger and remain outstanding in accordance with its terms.

Q: Who will be the directors of Seneca following the Merger?

A: At the Effective Time, the combined company is expected to initially have an eight member board of directors, comprised of (a) Thomas Hallam, Ph.D., James R. Neal, Stephanie Diaz, Robert J. Trenschel, D.O. and Don Williams, each as a LBS designee, and (b) Cristina Csimma, PharmD, M.H.P., Mary Ann Gray, Ph.D. and Binxian Wei, each as a Seneca designee, until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal. The aforementioned board of directors will have an audit committee, a compensation committee and a nominating and corporate governance committee, in accordance with the rules of Nasdaq. All of Seneca’s current directors other than Cristina Csimma, PharmD, M.H.P., Mary Ann Gray, Ph.D. and Binxian Wei are expected to resign from their positions as directors of Seneca, effective upon the Effective Time.

Q: Who will be the executive officers of Seneca following the Merger?

A: Immediately following the Merger, the executive management team of the combined company is expected to be comprised of the following individuals with such additional officers as may be added by LBS or the combined company:

Name	Position
Thomas Hallam, Ph.D.	Chief Executive Officer and Director
JD Finley	Chief Financial Officer
Michael Dawson, M.D.	Chief Medical Officer

Q: As a stockholder of Seneca, how does the Seneca Board recommend that I vote?

A: After careful consideration, the Seneca Board unanimously recommends that the Seneca Common Stockholders vote:

•	“FOR” Proposal No. 1 to approve an amended and restated certificate of incorporation of Seneca to effect the Reverse Split;

•	“FOR” Proposal No. 2 to approve (i) the issuance of shares of Seneca Common Stock pursuant to the Merger and Pre-Merger Financing, which will represent more than 20% of the shares of Seneca Common Stock outstanding immediately prior to the Merger, and (ii) the change of control resulting from the Merger and Pre-Merger Financing, pursuant to Nasdaq Listing Rules 5635(a) and 5635(b), respectively;

•	“FOR” Proposal No. 3 to approve the 2021 Equity Incentive Plan;

•	“FOR” Proposal No. 4 to approve the 2021 Employee Stock Purchase Plan;

•	“FOR” Proposal No. 5 to approve on a non-binding, advisory basis, the compensation that may be paid or become payable to Seneca’s named executive officers in connection with the completion of the Merger, including the agreements and understandings pursuant to which such compensation may be paid or become payable; and

•	“FOR” Proposal No. 6 to adjourn the virtual special meeting, if necessary to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1, 2, 3, 4 or 5.

For more information on each proposal and the Seneca Board’s recommendations, please see the section entitled “Matters Being Submitted to a Vote of Seneca’s Stockholders” beginning on page 151 of this proxy statement/prospectus/information statement.

Q: How many votes are needed to approve each proposal?

A: Approval of Proposal No.1 requires the affirmative vote of holders of a majority of Seneca Common Stock outstanding as of the record date for the Seneca virtual special meeting. Approval of Proposal Nos. 2, 3, 4, 5 and 6 requires the affirmative vote of a majority of voting power of the shares present or represented by proxy at the Seneca virtual special meeting and entitled to vote on the subject matter.

Q: As a stockholder of LBS, how does the LBS Board recommend that I vote?

A: After careful consideration, the board of directors of LBS (the “LBS Board”) unanimously recommends that the LBS stockholders execute the written consent indicating their vote in favor of the LBS Stockholder Matters.

Q: What risks should I consider in deciding whether to vote in favor of the Seneca Stockholder Matters?

A: You should carefully review the section of the proxy statement/prospectus/information statement titled “Risk Factors” beginning on page 27 which sets forth certain risks and uncertainties related to the Merger, risks and uncertainties to which the combined company’s business will be subject, and risks and uncertainties to which each of Seneca and LBS, as an independent company, is subject.

Q: When do you expect the Merger to be consummated?

A: We anticipate that the Merger will be consummated during first half of 2021, soon after the Seneca virtual special meeting to be held on March 24, 2021 but we cannot predict the exact timing. For more information, please see the section titled “The Merger Agreement—Conditions to the Completion of the Merger” beginning on page 126 of this proxy statement/prospectus/information statement.

Q: What are the material U.S. federal income tax consequences of the Merger to U.S. Holders of LBS shares?

A: Subject to the limitations and qualifications described in the section titled “The Merger—Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 113 of this proxy statement/prospectus/information statement, in the opinion of Cooley LLP (“Cooley”) and Reed Smith LLP (“Reed Smith”), the Merger should qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”). Assuming the Merger constitutes a reorganization, subject to the limitations and qualifications described in the section titled “The Merger—Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 113 of this proxy statement/prospectus/information statement, LBS stockholders generally should not recognize gain or loss for U.S. federal income tax purposes on the receipt of shares of Seneca Common Stock issued in connection with the Merger.

If the Merger is not treated as a reorganization under Section 368(a) of the Code, then, subject to the limitations and qualification described in the section titled “The Merger—Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 113 of this proxy statement/prospectus/information statement, each LBS stockholder will generally recognize capital gain or loss, for U.S. federal income tax purposes, on the receipt of Seneca Common Stock issued to such LBS stockholder in connection with the Merger. The tax consequences to each LBS stockholder will depend on that stockholder’s particular circumstances. Each LBS stockholder should consult with his, her or its tax advisor for a full understanding of the tax consequences of the Merger to that stockholder.

Please review the information in the section entitled “The Merger—Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 113 of this proxy statement/prospectus/information statement for a more complete description of the material U.S. federal income tax consequences of the Merger to LBS stockholders.

Q: What are the material U.S. federal income tax consequences of the receipt of the CVR and the Reverse Split to U.S. Holders of Seneca shares?

A: In the opinion of Reed Smith, Seneca’s legal counsel, based on the facts, assumptions, limitations and exclusions described in this proxy statement/prospectus/information statement, the issuance of the CVRs to Seneca U.S. Holders (as defined in the section titled “Agreements Related to the Merger—Contingent Value Rights Agreement—Material U.S. Federal Income Tax Consequences of the Receipt of CVRs”) under the terms expressed in the form of the CVR Agreement in the form attached as Exhibit 2.06 to this proxy statement/prospectus/information statement, is more likely than not to be treated as a distribution of property with respect to Seneca Common Stock. Please review the information in the section titled “Agreements Related to the Merger—Contingent Value Rights Agreement—Material U.S. Federal Income Tax Consequences of the Receipt of CVRs” for a more complete description of the material U.S. federal income tax consequences of the receipt of CVRs to Seneca U.S. Holders, including possible alternative treatments. A Seneca U.S. Holder generally should not recognize gain or loss upon the Reverse Split. Please review the information in the section titled “Proposal No. 1: Approval of an Amended and Restated Certificate of Incorporation of Seneca Effecting the Reverse Split—Material U.S. Federal Income Tax Consequences of the Reverse Split” beginning on page 154 of this proxy statement/prospectus/information statement for a more complete description of the material U.S. federal income tax consequences of the Reverse Split to Seneca U.S. Holders.

The tax consequences to you of the receipt of CVRs and the Reverse Split will depend on your particular facts and circumstances. You should consult your tax advisors as to the specific tax consequences to you.

Q: Do persons involved in the Merger have interests that may conflict with mine as a Seneca stockholder?

A: Yes. In considering the recommendation of the Seneca Board with respect to issuing shares of Seneca Common Stock pursuant to the Merger Agreement and the other matters to be acted upon by Seneca stockholders at the Seneca virtual special meeting, Seneca stockholders should be aware that certain members of Seneca’s Board and executive officers of Seneca have interests in the Merger that may be different from, or in addition to, interests they have as Seneca stockholders.

For example, the employment agreements of Seneca’s named executive officers provide for post-employment compensation arrangements. These Seneca employment agreements, establish the amount of severance payments and benefits available in the event of a termination of employment by Seneca without “cause” (as such term is defined in the agreement), or the employee’s termination of employment with Seneca for “good reason” (as such term is defined in the agreement).

As a result of their termination in connection with a “change in control” Seneca’s executive officers will receive payments in the aggregate of $2,397,769. Additionally, Seneca’s senior vice president of research and development will receive $470,271.

Further, the Compensation Committee of the Seneca Board has preliminarily approved, subject to definitive agreements, a one-time cash payment to certain Seneca employees in exchange for the cancellation of their outstanding options as follows:

Executive	Option Cancelation Payment ($)
Kenneth Carter, PhD	188,789
Senior VP of R&D	395,168
Matthew Kalnik, PHD	476,663
Dane Saglio	362,392
Total	$1,423,012

Based on the terms of their respective agreements, current Seneca executive officers will be entitled to receive a total value of $3,425,613 (collectively, not individually) in connection with the consummation of the Merger, the associated termination of their employment from Seneca and the cancelation of their stock options. Additionally, Seneca’s senior vice president of research and development will be entitled to receive a total value of $865,438.

Additionally, pursuant to the terms of the Merger Agreement, Cristina Csimma, PharmD, M.H.P., Mary Ann Gray, Ph.D. and Binxian Wei, who are currently directors of Seneca will continue as directors of the combined entity after the Closing and will be eligible for certain compensation as non-employee directors.

As of November 15, 2020, the directors and executive officers of Seneca owned, in the aggregate, less than 1% of the outstanding voting shares of Seneca Common Stock. Each of Seneca’s executive officers and directors have entered into support agreements and lock-up agreements in connection with the Merger. The support agreements and lock-up agreements are discussed in greater detail in the section titled “Agreements Related to the Merger” in this proxy statement/prospectus/information statement.

The Seneca Board was aware of these interests and considered them, among other matters, in the decision to approve the Merger Agreement. For more information, please see the section titled “The Merger—Interests of the Seneca Directors and Executive Officers in the Merger” in this proxy statement/prospectus/information statement.

Q: What is the compensation that will or may become payable by Seneca to its named executive officers in connection with the Merger for purposes of this advisory vote?

A: The compensation that will or may become payable by Seneca to its named executive officers in connection with the Merger includes cash severance payments, reimbursement of health coverage costs, and a cash payment for the cancelation of outstanding equity awards containing anti-dilution protection is approximately $3,425,613 (collectively, not individually). Additionally, Seneca’s senior vice president of research and development will be entitled to receive a total value of approximately $865,438. For further detail, see the section titled “The Merger—Interests of the Seneca Directors and Executive Officers in the Merger”.

Q: What do I need to do now?

A: Seneca and LBS urge you to read this proxy statement/prospectus/information statement carefully, including its annexes and information incorporated herein, and to consider how the Merger affects you. If you are a common stockholder of Seneca, you may provide your proxy instructions in one of four different ways. First, you can mail your signed proxy card in the enclosed return envelope. Second, you may provide your proxy instructions via phone by following the instructions on your proxy card or voting instruction form. Third, you may provide your proxy instructions via the Internet by following the instructions on your proxy card or voting instruction form. Finally, you may vote live during the Seneca virtual special meeting, as described below. Please provide your proxy instructions only once, unless you are revoking a previously delivered proxy instruction, and as soon as possible so that your shares can be voted at the Seneca virtual special meeting. If you sign, date and mail your proxy card without indicating how you wish to vote, your shares will be voted in favor of adoption of each of Proposals 1, 2, 3, 4, 5 and 6.

If you are a stockholder of LBS, you may execute and return your written consent to LBS in accordance with the instructions provided by LBS once this Registration Statement is declared effective by the SEC.

Q: What happens if I do not return a proxy card or otherwise provide proxy instructions, as applicable?

A: If you are a common stockholder of Seneca, the failure to return your proxy card or otherwise provide proxy instructions (a) will have the same effect as voting against Proposal No.1, (b) will have no effect on Proposal Nos. 2, 3, 4, 5 or 6 and (c) your shares will not be counted for purposes of determining whether a quorum is present at the Seneca virtual special meeting.

Q: When and where is the virtual special meeting of Seneca’s stockholders?

A: The Seneca virtual special meeting will be held in a virtual-only format via live audio webcast on March 24, 2021 at 11:00 a.m., Eastern Time, at www.virtualshareholdermeeting.com/SNCA2021SM, unless postponed or adjourned to a later date. All of Seneca’s stockholders as of the record date, or their duly appointed proxies, may attend the Seneca virtual special meeting. Seneca is closely monitoring developments related to COVID-19. It could become necessary to change the date, time, and/or means of holding the Seneca virtual special meeting (including by means of an in person meeting). If such a change is made, Seneca will announce the change in advance, and details on how to participate will be issued by press release, posted on Seneca’s website and filed as additional proxy materials.

Q: May I vote live at the virtual special meeting of stockholders of Seneca?

A: Yes, Seneca stockholders entitled to vote at the virtual-only format special meeting may vote their shares during the live audio webcast.

Stockholders of Record

If your shares of Seneca Common Stock are registered directly in your name with the Seneca transfer agent, you are considered to be the stockholder of record with respect to those shares, and the proxy materials and proxy card are being sent directly to you by Seneca. If you are a Seneca stockholder of record, you may attend the Seneca virtual special meeting and by accessing the meeting center at and entering the control number on the proxy card previously received.

Even if you plan to attend the Seneca virtual special meeting via live audio webcast, Seneca requests that you sign and return the enclosed proxy to ensure that your shares will be represented at the Seneca virtual special meeting if you are unable to attend.

Beneficial Owners

If your shares of Seneca Common Stock are held in a brokerage account or by another nominee, you are considered the beneficial owner of shares held in “street name,” and the proxy materials are being forwarded to you by your broker or other nominee together with a voting instruction card. As the beneficial owner, you are also invited to attend the Seneca virtual special meeting via live audio webcast. Because a beneficial owner is not the stockholder of record, you may not vote these shares at the Seneca virtual special meeting unless you obtain a proxy from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the meeting.

All shareholders are invited to attend the virtual meeting. In order to attend the virtual special meeting, go to www.virtualshareholdermeeting.com/SNCA2021SM and enter the control number found on your proxy card, voting instruction form, or notice you previously received.

To attend the Seneca virtual special meeting virtually, beneficial owners must obtain a legal proxy from the holder of record and submit proof of legal proxy reflecting the number of shares of Seneca Common Stock held as of the record date. Seneca stockholders will then receive a confirmation of registration and an individual link to access the Seneca virtual special meeting.

Even if you plan to attend the Seneca virtual special meeting via live audio webcast, Seneca requests that you sign and return the proxy materials provided by your broker or other nominee together with a voting instruction to ensure that your shares will be represented at the Seneca virtual special meeting if you are unable to attend.

Q: What is the quorum requirement?

A: A quorum of stockholders is necessary to hold a valid meeting. A quorum will be present if stockholders holding a majority of the issued and outstanding shares entitled to vote at a meeting are present at such meeting in person or represented by proxy. On the record date, there were 17,295,703 shares of Seneca Common Stock outstanding and entitled to vote. Thus, the holders of 8,647,852 shares of Seneca Common Stock must be present in person or represented by proxy at the Seneca virtual special meeting to have a quorum.

Your shares will be counted towards the quorum if you submit a valid proxy (or one is submitted on your behalf by your broker, bank or other nominee) or if you vote live at the Seneca virtual special meeting on Proposal Nos. 2, 3, 4 or 5. Abstentions and broker non-votes, if applicable, will also be counted towards the quorum requirement. If there is no quorum, the holders of a majority of shares at the meeting or represented by proxy may postpone or adjourn the meeting to another date.

Q: How are votes counted?

A: Votes will be counted by the inspector of elections appointed for the meeting, who will separately count votes “FOR” and “AGAINST,” abstentions and, if applicable, broker non-votes. We do not expect that any matter other than Proposal Nos. 1 through 6 will be brought before the Seneca virtual special meeting.

Q: What are “broker non-votes”?

A: Brokers who hold shares in street name for customers have the authority to vote on “routine” proposals when they have not received instructions from beneficial owners. However, brokers are precluded from exercising their voting discretion with respect to approval of non-routine matters, and, as a result, absent specific instructions from the beneficial owner of such shares, brokers are not empowered to vote those shares, referred to generally as “broker non-votes.” Broker non-votes, if any, will be treated as shares that are present at the Seneca virtual special meeting for purposes of determining whether a quorum exists but will not be counted or deemed present in person or by proxy for the purpose of voting.

It is anticipated that Proposal Nos. 1 and 6 will be discretionary proposals considered routine under the rules of the New York Stock Exchange (the “NYSE”), which generally controls the ability of brokers to vote or not vote shares held in street name on certain matters, and thus will not result in broker non-votes.

Q: May I change my vote after I have submitted a proxy or provided proxy instructions?

A: Seneca’s common stockholders of record, other than those Seneca stockholders who are parties to support agreements, may change their vote at any time before their proxy is voted at the Seneca virtual special meeting in one of three ways. First, a stockholder of record of Seneca can send a written notice to the Secretary of Seneca stating that it would like to revoke its proxy. Second, a stockholder of record of Seneca can submit new proxy instructions either on a new proxy card or via telephone or the Internet. Third, a stockholder of record of Seneca can attend the Seneca virtual special meeting and vote in person. Attendance alone will not revoke a proxy. If a stockholder who owns Seneca Common Stock in “street name” has instructed a broker to vote its shares of Seneca Common Stock, the stockholder must follow directions received from its broker to change those instructions.

Q: Who is paying for this proxy solicitation?

A: LBS will bear the cost of printing and filing of this proxy statement/prospectus/information statement and the proxy card. Arrangements will also be made with brokerage firms and other custodians, nominees and fiduciaries who are record holders of Seneca Common Stock for the forwarding of solicitation materials to the beneficial owners of Seneca Common Stock. Seneca will reimburse these brokers, custodians, nominees and fiduciaries for the reasonable out-of-pocket expenses they incur in connection with the forwarding of solicitation materials. In addition, Seneca has engaged The Proxy Advisory Group, LLC ("PAG") to assist in the solicitation of proxies and to provide related advice and information support, for a services fee and the reimbursement of customary disbursements, which are not expected to exceed $35,000 in the aggregate. Fees paid to the SEC in connection with filing the statement/prospectus/information statement, and any amendments and supplements thereto, with the SEC will be paid by LBS.

Q: Should Seneca’s and LBS’s stockholders send in their stock certificates now?

A: No. After the Merger is consummated, LBS’s stockholders will receive written instructions from the exchange agent for exchanging their certificates, if any, representing shares of LBS capital stock for book-entry shares of Seneca Common Stock. No fractional shares of Seneca Common Stock will be issued in connection with the Merger, and no certificates or scrip for any such fractional shares will be issued, with no cash being paid for any fractional share of Seneca Common Stock eliminated by such rounding. Any fractional shares of Seneca Common Stock a holder of LBS capital stock would otherwise be entitled to receive shall be aggregated together first prior to eliminating any remaining fractional share.

In addition, Seneca’s stockholders will receive written instructions, as applicable, from Seneca’s transfer agent, American Stock Transfer & Trust Company, LLC for exchanging their certificates representing shares Seneca Common Stock for new certificates giving effect to the Reverse Split, if effected. Seneca’s stockholders will also receive a cash payment in lieu of any fractional shares, determined by multiplying such fraction by the fair market value per share of Seneca’s Common Stock immediately prior to the effective time of the Reverse Split as determined by the Seneca Board.

Q: What is happening to the intellectual property and other assets of Seneca in the Merger?

A: In anticipation of the Merger, Seneca licensed certain patents and technologies, including a sublicense, its NSI- 189 small molecule program for $100,000 up front for a three (3) year period, plus, upon the occurrence of certain events, the licensee has the right to purchase the NSI-189 small molecule program for $5,000,000 at any time before the three (3) year period expires. In the event of such purchase, the net proceeds from such sale will be distributed pursuant to the Contingent Value Rights Agreement as described in the Section of this proxy statement/prospectus/information statement titled “Agreements Related to the Merger–Contingent Value Rights Agreement.”

With regard to NSI-566, Seneca is currently attempting to sell or license such assets prior to the Effective Time. If it is not able to do so, the NSI-566 assets will also become part of the Contingent Value Rights Agreement as described in the section of this proxy statement/prospectus/information statement titled “Agreements Related to the Merger–Contingent Value Rights Agreement.”

Q: Who can help answer my questions?

A: If you are a stockholder of Seneca and would like additional copies, without charge, of this proxy statement/prospectus/information statement or if you have questions about the Merger, including the procedures for voting your shares, you should contact The Proxy Advisory Group, LLC, Seneca’s proxy solicitor, by telephone at (212) 616-2181.

If you are a stockholder of LBS, and would like additional copies, without charge, of this proxy statement/prospectus/information statement or if you have questions about the Merger, including the procedures for voting your shares, you should contact:

Leading BioSciences, Inc.

5800 Armada Dr., Suite 210

Carlsbad, CA 92008

Attn: Secretary

(858) 704-4900

PROSPECTUS SUMMARY

This summary highlights selected information from this proxy statement/prospectus/information statement and may not contain all of the information that is important to you. To better understand the Merger, the proposals being considered at the Seneca virtual special meeting and LBS’s stockholder actions that are the subject of the written consent, you should read this entire proxy statement/prospectus/information statement carefully, including the Merger Agreement attached as Annex A and the other annexes to which you are referred herein. For more information, please see the section titled “Where You Can Find More Information” beginning on page 289 of this proxy statement/prospectus/information statement.

The Companies

Seneca Biopharma, Inc.

Seneca Biopharma, Inc.

20271 Goldenrod Lane

Germantown, MD 20876

(301) 366-4841

Until recently, Seneca was a clinical-stage company, focused on the research and development of nervous system therapies based on its proprietary human neural stem cells and small molecule compounds. Seneca had been developing the following lead product candidates: (i) NSI-566 (Stem-cell) for the treatment of Motor Deficits due to Ischemic Stroke, ALS and Chronic Spinal Cord Injury and (ii) NSI-189 (Small Molecule) for the treatment of depression. In April 2020, Seneca announced that as a result of feedback received from the FDA, Seneca believed that the existing Phase 1 and 2 trial results could support moving into a Phase 3 clinical study for ALS. After further review however, Seneca concluded that the capital requirements of such trial would be too burdensome without a partner. On July 25, 2017, Seneca announced that its Phase 2 exploratory clinical trial of NSI-189 for the treatment of depression failed to achieve statistical significance on its primary endpoint although a subsequent evaluation of the data appeared directionally positive with regard to certain secondary endpoints. After further review, management concluded that although the subsequent data appeared directionally positive, further trials would require significant capital and would be too burdensome without a partner and would not increase stockholder value.

After consideration of various financing and strategic alternatives for its portfolio, with the goal of maximizing stockholder value of these assets, Seneca decided to continue its operations while exploring business and strategic options related to its research and discovery platform and intellectual property portfolio. It has retained certain key management, employees and consultants, its core intellectual property, licenses and certain collaborations with research institutions and universities.

In mid-2019 Seneca started taking steps to conserve its cash resources reduce operating expenses by substantially reducing its workforce and winding down and suspending its research and development activities while evaluating its strategic alternatives with a goal to enhance stockholder value, including the possibility of a merger or sale of Seneca. During the first quarter of 2020, Seneca also commenced an out-licensing/partnering initiative with regard to NSI-566 and NSI-189 with the goal of selling our out-licensing the assets to a partner with better resources. At this time, Seneca is focused on in-licensing or acquiring technologies and maintaining the cell lines, patents, clinical material and data, and relevant licenses associated with these clinical programs as it seeks partners for further development.

After conducting a diligent and extensive process of evaluating strategic alternatives for Seneca and identifying and reviewing potential candidates for a strategic acquisition or other transaction, which included the receipt of 15 non-binding indications of interest from interested parties and careful evaluation and consideration of those proposals, and following extensive negotiation with LBS, on December 16, 2020, Seneca entered into the Merger Agreement with LBS. Pursuant to the Merger Agreement, among other matters, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, at the Effective Time, Merger Sub, a wholly-owned subsidiary of Seneca, will merge with and into LBS, with LBS continuing as a wholly-owned subsidiary of Seneca and the surviving corporation of the Merger. If the Merger is completed, the business of LBS will become the business of Seneca as described beginning on page 185 of this proxy statement/prospectus/information under the caption “Description of LBS’s Business.”

Townsgate Merger Sub 1, Inc.

Townsgate Merger Sub 1, Inc. is a wholly-owned subsidiary of Seneca, and was formed solely for the purposes of carrying out the Merger.

Leading BioSciences, Inc.

5800 Armada Dr, Suite 210

Carlsbad, CA 92008

(858) 704-4900

LBS is a clinical stage biopharmaceutical company focused on discovering, developing, and commercializing innovative oral therapies that target serious diseases associated with the breakdown of the mucosal barrier protecting the gastrointestinal tract. LBS’s approach is founded on the discovery that damage to the intestinal epithelial barrier can result in leakage of digestive enzymes from the GI tract that can damage tissue and promote inflammation, causing a broad array of acute and chronic conditions.

Using LBS’s scientific and drug development expertise, LBS is developing a portfolio of oral product candidates to treat conditions driven by protease (intestinal enzymes) leakage through the intestinal epithelial barrier, including surgical complications and inflammatory conditions.

LBS’s lead therapeutic candidate, LB1148, is a novel oral liquid formulation of the well-characterized digestive enzyme inhibitor, tranexamic acid (“TXA”), intended to inhibit digestive enzyme activity and preserve gut integrity during intestinal stress, such as results from reduced blood flow to the intestine, infections, and surgery. Peer reviewed publications of third-party research suggest that digestive enzyme leakage from the GI tract drives GI and organ dysfunction following these events.

LBS is initially developing LB1148 for indications to accelerate the return of GI function following surgery and to reduce postoperative intraabdominal adhesions. LB1148 is designed to be administered to patients prior to major surgeries that risk disrupting the intestinal mucosal barrier. A randomized, double-blind, parallel, placebo-controlled Phase 2 investigator-sponsored clinical trial of LB1148 in 120 patients undergoing coronary artery bypass grafting and/or heart valve replacement surgery requiring cardiopulmonary bypass was completed. Patients were randomized to receive LB1148 or placebo in conjunction with surgery. The trial’s primary endpoint was time to return of bowel function. Secondary endpoints include Intensive Care Unit (“ICU”) length of stay, hospital length of stay, organ function changes, inflammatory response and glucose control. LB1148 provided an approximately 30% improvement in the time to normal bowel function following cardiovascular (“CV”) surgery (p<0.001) compared to placebo. The treatment group also had an average 1.0-day shorter length of stay in the ICU and an average 1.1-day shorter hospital stay. Generally, treatment with LB1148 was well tolerated. Adverse events (“AEs”) were similar between the treatment groups and not considered unexpected for the subject population. None of the AEs or serious adverse events (“SAEs”) reported were considered drug-related by the sponsor-investigator. One of the primary factors in discharging patients from the hospital following surgery is the return of bowel function. LB1148 has been granted Fast Track designation from the “FDA” for the treatment of postoperative GI dysfunction (which may present as feeding intolerance, ileus, necrotizing enterocolitis (“NEC”), etc.) associated with gut hypoperfusion injury in pediatric patients who have undergone congenital heart disease repair surgery.

LBS is also currently conducting a randomized, double-blind, placebo-controlled, proof-of-concept Phase 2 clinical trial of LB1148 in patients undergoing elective bowel resection surgery in the Unites States. LBS expects to have initial data regarding the time to return of GI function from this clinical trial in the second half of 2021. The second part of this trial will evaluate whether patients treated with LB1148 also experience fewer postoperative intra-abdominal adhesions. In the second half of 2021, LBS is planning to initiate a Phase 2/3 clinical trial of LB1148 in neonatal patients undergoing CV surgery to correct congenital heart defects. We anticipate that this clinical trial will enroll 100 patients and that we will have data from the first ten patients in late 2021 with final data from the full 100 patients in 2022.

Beyond LBS’s lead product candidate, LBS is continuing to develop additional therapeutic candidates. LBS believes that protease-based therapeutics hold promise in meeting a number of unmet needs resulting from chronic protease leak, beyond LBS’s initial therapeutic focus on GI-related pathology triggered by major surgeries.

The Merger (see page 79)

On December 16, 2020, Seneca, Merger Sub, and LBS entered into the Merger Agreement, pursuant to which Merger Sub will merge with and into LBS, with LBS surviving as a wholly-owned subsidiary of Seneca. Seneca Common Stock will be issued to the former LBS stockholders at the Effective Time. In connection with the closing of the Merger, Seneca will change its name to “Palisade Bio, Inc.” References to the combined company in this proxy statement/prospectus/information statement are references to Seneca following the Merger.

In addition, in connection with the transactions contemplated by the Merger, on December 16, 2020, (i) LBS entered into a securities purchase agreement with Altium Growth Fund, LP (the “Investor”) pursuant to which, among other things, LBS agreed to issue senior secured promissory notes in the aggregate principal amount of up to $5.0 million, in exchange for an aggregate purchase price of up to $3.75 million, representing an aggregate original issue discount of up to $1.25 million (the “Bridge Notes”) and warrants to purchase shares of LBS Common Stock, and (ii) Seneca and LBS entered into a separate securities purchase agreement with the Investor pursuant to which, among other things, the Investor agreed to invest $20.0 million in cash and cancel any outstanding principal and interest on the Bridge Notes immediately prior to the closing of the Merger in exchange for shares of LBS Series 1 Preferred Stock to be issued immediately prior to the closing of the Merger and warrants to purchase shares of Seneca Common Stock to be issued after the closing of the Merger, in private placement transactions (collectively, the “Pre-Merger Financing”). For more information regarding the Pre-Merger Financing, see the section entitled “Agreements Related to the Merger—Pre-Merger Financing” on page 142 of this proxy statement/prospectus/information statement.

Seneca and LBS expect the Merger to be consummated during the first half of 2021, subject to satisfaction or waiver of certain conditions, including, among other things, receipt of the requisite approval of Seneca’s and LBS’s stockholders, including approval by the Seneca Common Stockholders of (a)(i) the issuance of shares of Seneca Common Stock pursuant to the Merger, which will represent more than 20% of the shares of Seneca Common Stock outstanding immediately prior to the Merger, and (ii) the change of control resulting from the Merger, pursuant to Nasdaq Listing Rules 5635(a) and 5635(b), respectively, and (b) an amended and restated certificate of incorporation to effect immediately prior to the closing of the Merger the Reverse Split at a ratio anywhere in the range not less than 1-for-5 and not greater than 1-for- 12 (with the actual Reverse Split ratio to be mutually agreed upon by Seneca and LBS prior to the effectiveness of the Merger).

If the Merger is completed, Merger Sub will merge with and into LBS, with LBS surviving as a wholly-owned subsidiary of Seneca.

At the Effective Time, each share of LBS capital stock outstanding immediately prior to the Effective Time (excluding certain shares of LBS Common Stock that may be canceled pursuant to the Merger Agreement and shares held by stockholders who have exercised and perfected appraisal rights as more fully described in “The Merger—Appraisal Rights” in this proxy statement/prospectus/information statement) will be converted into the right to receive a number of shares of Seneca Common Stock. The final Exchange Ratio will be determined pursuant to a formula described in more detail in the Merger Agreement and in this proxy statement/prospectus/information statement. Immediately following the consummation of the Merger, the equity holders of LBS immediately prior to the Merger (including the investor in the Pre-Merger Financing) are expected to hold approximately 73.8% of the capital stock of Seneca outstanding immediately following the Merger and the equity holders of Seneca immediately before the Merger are expected to hold approximately 26.2% of the Seneca capital stock outstanding immediately following the Merger, in each case, as calculated on an adjusted fully diluted treasury stock method basis and after giving effect to the Pre-Merger Financing, but including 50% of the shares subject to the Equity Warrants. As currently anticipated and assuming a $22.5 million investment in the Pre-Merger Financing prior to the consummation of the Merger, the outstanding equity of Seneca, as calculated on an adjusted fully diluted treasury stock method basis and after giving effect to the Pre-Merger Financing, but including 50% of the shares subject to the Equity Warrants, is expected to be held as follows: equity holders of former LBS capital stock (prior to the Pre-Merger Financing) will hold approximately 25.2%, the investor in the Pre-Merger Financing will hold approximately 16.2%; pre-Merger Seneca equity holders will hold approximately 26.2%; and approximately 32.4% of the shares will be held in escrow to be distributed to the Investor in the Pre-Merger Financing, or to be distributed as a LBS Financing Milestone Payment (as defined below) to the Milestone Recipients. Seneca will assume all outstanding and unexercised LBS options and warrants to purchase LBS Common Stock, and each such LBS option and warrant will be converted into an option or warrant, respectively, to purchase shares of Seneca Common Stock, with the number of shares of Seneca Common Stock subject to such option or warrant and the exercise price being appropriately adjusted to reflect the Exchange Ratio. The percentages set forth above assume that the initial estimate of the Exchange Ratio is not changed; however, the Exchange Ratio is subject to change as described in the section titled “The Merger Agreement—Merger Consideration” in this proxy statement/prospectus/information statement. The initial estimate of the Exchange Ratio set forth below assumes (i) that Seneca will have between $4.5 and $5.0 million in net cash immediately prior to the closing of the Merger, (ii) Seneca outstanding shares, options, warrants and RSUs immediately prior to the Effective Time will be equal to 18,136,967 (on a pre-Reverse Split basis), (iii) that there will be $3,438,333 of outstanding principal and interest on the Bridge Notes canceled at the Effective Time and (iv) LBS outstanding shares as of immediately prior to the Effective Time will be equal to 51,216,927 (on a fully-diluted, as-converted basis).

The Exchange Ratio formula is derived based upon a LBS valuation of $97.85 million (assuming a Pre-Merger Financing of $22.5 million) and a Seneca valuation of $34.65 million and is subject to adjustment based upon (a) the proceeds from the Pre-Merger Financing that are greater than $22.5 million and (b) Seneca net cash at the closing of the Merger being greater than $5.0 million or less than $4.5 million. Based on the assumptions described above, the Exchange Ratio would be equal to approximately 0.1539 shares of Seneca Common Stock for each share of LBS Common Stock (without giving effect to the Reverse Split), which Exchange Ratio is subject to adjustment.

For a more complete description of the Merger and the Exchange Ratio please see the section titled “The Merger Agreement” in this proxy statement/prospectus/information statement.

The closing of the Merger will occur as promptly as practicable (but in no event later than the second business day after the last of the conditions to the Merger has been satisfied or waived (other than those conditions that by their nature are to be satisfied at the closing of the Merger, but subject to the satisfaction or waiver of each such conditions)), or at such other time as Seneca and LBS agree. Seneca and LBS anticipate that the consummation of the Merger will occur in the first half of 2021. However, because the Merger is subject to a number of conditions, none of the parties can predict exactly when the closing of the Merger will occur or if it will occur at all.

Reasons for the Merger (see page 93 and 97)

The Seneca Board considered various reasons to reach its determination (i) that the Merger, the Reverse Split and the other transactions and actions contemplated by the Merger Agreement (the “Contemplated Transactions”) are fair to, advisable and in the best interests of Seneca and its stockholders, (ii) to approve and declare advisable the Merger Agreement and the Contemplated Transactions, including the authorization and issuance of shares of Seneca Common Stock to the stockholders of LBS pursuant to the terms of the Merger Agreement, and (iii) to recommend that, upon the terms and subject to the conditions set forth in the Merger Agreement, that the stockholders of Seneca vote to approve the Seneca Closing Stockholder Matters.

The LBS Board also considered various reasons to reach its determination (i) that the Merger is fair to, advisable and in the best interests of LBS and its stockholders, (ii) to approve the Merger Agreement, the Merger and the Contemplated Transactions and deem the Merger Agreement advisable and (iii) to recommend that its stockholders vote to approve the LBS Stockholder Matters.

Following the Merger, the combined company will be a clinical-stage biopharmaceutical company focused on advancing LBS’s clinical program and developing a therapeutic to combat the interruption of gastrointestinal function following major surgery for which there is currently a significant unmet need for safe and effective therapies. Among other reasons, Seneca and LBS believe that the combined organization will have the following potential advantages:

•	Product Pipeline. The combined company is expected to build upon and implement LBS’s current plans for developing its lead asset, LB1148 for the treatment of surgical indications, including improving of return of postoperative bowel function and reduction of postoperative adhesions.

•	Management Team. It is expected that the combined organization will be led by the experienced senior management team from LBS and a board of directors of eight members with representation from each of the boards of Seneca and LBS.

•	Cash Resources. The combined company is expected to have the cash that Seneca and LBS hold at the closing of the Merger plus the gross proceeds from the Pre-Merger Financing of at least $22.5 million, which Seneca and LBS believe is sufficient to enable LBS to pursue its near term clinical trials and business plans.

The Seneca Board considered other reasons for the Merger, including:

•	The Seneca Board, Solebury Capital LLC (“Solebury”) and Hibiscus Bioventures (“Hibiscus”) (collectively Solebury and Hibiscus are Seneca’s “Strategic Advisors”) have undertaken a comprehensive and thorough process of reviewing and analyzing the potential merger transaction as well as reaching out to candidates for a variety of strategic transactions to identify the opportunity that would, in the Seneca Board’s opinion, create the most value for its stockholders;

•	The Seneca Board believes that, as a result of arm’s length negotiations with LBS, Seneca and its representatives negotiated the most favorable exchange ratio that LBS was willing to agree to, and that the terms of the Merger Agreement include the most favorable terms to Seneca in the aggregate to which LBS was willing to agree;

•	The Seneca Board believes, after a thorough review of strategic alternatives and Seneca’s discussions with its Strategic Advisors and legal counsel, as well as Seneca management’s discussions with LBS’s senior management, that, compared to the Merger, no alternatives or other strategic options that may have been available to Seneca, including remaining a standalone public company, were reasonably likely to create greater value for Seneca’s stockholders;

•	the consequences of Seneca’s Phase 2 clinical trial of NSI-189 failing to meet its primary or secondary endpoints, the non-GCP nature of Seneca’s exploratory Phase 2 clinical trial of NSI-566 and the likelihood that Seneca’s prospects as a stand-alone company were unlikely to change for the benefit of Seneca’s stockholders in the foreseeable future;

•	the risks associated with the need to obtain substantial amounts of financing to continue its operations and to continue the development of its stem-cell and small molecule programs if Seneca were to remain an independent company;

•	the risks and delays associated with, and uncertain value and costs to Seneca’s stockholders of, liquidating Seneca, including, without limitation, the uncertainties of continuing cash burn while contingent liabilities are resolved and uncertainty of timing of release of cash until contingent liabilities are resolved;

•	the strength of the balance sheet of the combined company, which includes the cash that LBS will holds at Closing, plus the gross proceeds from the Pre-Merger Financing of at least $22.5 million, in addition to the cash that Seneca is expected to have in connection with the consummation of the Merger;

•	the combined company will be led by an experienced industry chief executive and a board of directors with representation from the current boards of directors of Seneca and LBS; and

•	LBS’s product pipeline and the potential market opportunity for LBS’s products that LBS’s product candidates represent a sizeable potential market opportunity, and may thereby create value for the stockholders of the combined organization and an opportunity for Seneca’s stockholders to participate in the potential growth of the combined organization.

In addition, the LBS Board approved the Merger based on a number of reasons, including the following:

•	the potential to provide the current LBS stockholders with greater liquidity by owning stock in a public company;

•	LBS’s need for capital to support the clinical development of its product candidates and the potential to access public market capital, including sources of capital from a broader range of investors than it could otherwise obtain if it continued to operate as a privately-held company;

•	the expectation that the Merger would be a more time- and cost-effective means to access capital than other options considered; and

•	the expectation that the Merger will qualify as a transaction described under Section 368(a) of the Code for U.S. federal income tax purposes, with the result that LBS’s stockholders will generally not recognize taxable gain or loss for U.S. federal income tax purposes.

Overview of the Merger Agreement and Agreements Related to the Merger Agreement

Merger Consideration and Exchange Ratio (see page 121)

Pursuant to the Merger Agreement, at the Effective Time, each share of LBS capital stock outstanding immediately prior to the Effective Time (excluding shares to be canceled pursuant to the Merger Agreement and excluding dissenting shares but including any shares of LBS capital stock issued pursuant to the Pre-Merger Financing as per the Merger Agreement) will be automatically converted solely into the right to receive a number of shares of Seneca Common Stock equal to the Exchange Ratio. In addition, the holders of LBS capital stock as of immediately prior to the Effective Time, not including the holders of LBS Series 1 Preferred Stock, may be entitled to receive certain Milestone Payments as described in the section titled “The Merger Agreement—Merger Consideration and Exchange Ratio—Milestone Payments” beginning on page 125 of this proxy statement/prospectus/information statement.

No fractional shares of Seneca Common Stock will be issued in connection with the Merger, and no certificates or scrip for any such fractional shares shall be issued, with no cash being paid for any fractional share of Seneca Common Stock eliminated by such rounding. Any fractional shares of Seneca Common Stock a holder of LBS capital stock would otherwise be entitled to receive shall be aggregated together first prior to eliminating any remaining fractional share. For a more complete description of the Exchange Ratio, please see the section titled “The Merger Agreement—Merger Consideration and Exchange Ratio” beginning on page 121 of this proxy statement/prospectus/information statement.

The Exchange Ratio formula is derived based upon a LBS valuation of $97.85 million (assuming a Pre-Merger Financing of $22.5 million) and a Seneca valuation of $34.65 million and is subject to adjustment based upon (a)  proceeds from the Pre-Merger Financing that are greater than $22.5 million and (b) Seneca net cash at the closing of the Merger being greater than $5.0 million or less than $4.5 million. For a more complete description of the Merger and the potential adjustments in the Exchange Ratio, please see the section titled “The Merger Agreement—Merger Consideration and Exchange Ratio” beginning on page 121 of this proxy statement/prospectus/information statement.

As currently anticipated and assuming an investment of approximately $22.5 million in the Pre-Merger Financing (including the amounts invested the Bridge Notes) and assuming Seneca holds between $4.5 and $5.0 million of net cash at the closing of the Merger, the former LBS equity holders immediately before the Merger (including the investor in the Pre-Merger Financing) are expected to hold approximately 73.8% of the capital stock of Seneca outstanding immediately following the Merger and the equity holders of Seneca immediately before the Merger are expected to hold approximately 26.2% of the Seneca capital stock outstanding immediately following the Merger, in each case, as calculated on an adjusted fully diluted treasury stock method basis and after giving effect to the Pre-Merger Financing, but including 50% of the shares subject to the Equity Warrants (as defined below).

Treatment of Seneca Stock Options, Restricted Stock Units and Warrants

Prior to the closing of the Merger, the Seneca Board will have adopted appropriate resolutions to provide that (i) all outstanding and unexercised options to purchase shares of Seneca Common Stock with an exercise price of greater than $1.60 will be canceled and have no further force and effect and all outstanding and unexercised options to purchase shares of Seneca Common Stock with an exercise price equal to or less than $1.60 will remain effective and outstanding, and (ii) all outstanding and unvested Seneca restricted stock unit awards will be accelerated and all outstanding unsettled restricted stock unit awards will be settled in shares of Seneca Common Stock.

At the Effective Time, each warrant to purchase shares of Seneca Common Stock that is outstanding and unexercised immediately prior to the Effective Time will survive the closing of the Merger and remain outstanding in accordance with its terms.

Treatment of LBS Stock Options

Under the terms of the Merger Agreement, each option to purchase shares of LBS Common Stock that is outstanding and unexercised immediately prior to the Effective Time, whether or not vested, will be converted into an option to purchase shares of Seneca Common Stock. Seneca will assume the LBS Amended and Restated 2013 Employee, Director and Consultant Equity Incentive Plan, and all rights with respect to each outstanding option to purchase LBS Common Stock in accordance with its terms and the terms of the stock option agreement by which such option is evidenced.

Accordingly, from and after the Effective Time: (i) each outstanding LBS stock option assumed by Seneca may be exercised solely for shares of Seneca Common Stock; (ii) the number of shares of Seneca Common Stock subject to each outstanding LBS stock option assumed by Seneca will be determined by multiplying (A) the number of shares of LBS Common Stock that were subject to such LBS stock option, as in effect immediately prior to the Effective Time, by (B) the Exchange Ratio and the Reverse Split, and rounding the resulting number down to the nearest whole number of shares of Seneca Common Stock; (iii) the per share exercise price for the Seneca Common Stock issuable upon exercise of each LBS stock option assumed by Seneca will be determined by dividing (A) the per share exercise price of LBS Common Stock subject to such LBS stock option, as in effect immediately prior to the Effective Time, by (B) the Exchange Ratio and the Reverse Split and rounding the resulting exercise price up to the nearest whole cent; and (iv) any restriction on the exercise of any LBS stock option assumed by Seneca will continue in full force and effect and the term, exercisability, vesting schedule and any other provisions of such LBS stock option will otherwise remain unchanged; provided, however, that the board of directors of the combined company or a committee thereof shall succeed to the authority and responsibility, if any, of the LBS Board or any committee thereof with respect to each LBS stock option assumed by Seneca.

Treatment of LBS Warrants

Under the terms of outstanding LBS warrants, upon consummation of the Merger, Seneca will assume the LBS warrants, including the Bridge Warrants, and the obligation to deliver to each holder of the LBS warrants shares of Seneca Common Stock upon exercise in accordance with the terms and conditions of the LBS warrants.

Accordingly, from and after the Effective Time: (i) each outstanding LBS warrant assumed by Seneca may be exercised solely for shares of Seneca Common Stock; (ii) the number of shares of Seneca Common Stock subject to each LBS warrant assumed by Seneca shall be determined by multiplying (A) the number of shares of LBS Common Stock that were subject to such LBS warrant, as in effect immediately prior to the Effective Time, by (B) the Exchange Ratio and the Reverse Split, and rounding the resulting number down to the nearest whole number of shares of Seneca Common Stock; (iii) the per share exercise price for the Seneca Common Stock issuable upon exercise of each LBS warrant assumed by Seneca shall be determined by dividing (A) the exercise price per share of LBS Common Stock subject to such LBS warrant, as in effect immediately prior to the Effective Time, by (B) the Exchange Ratio and the Reverse Split, and rounding the resulting exercise price up to the nearest whole cent; and (iv) any restriction on the exercise of a LBS warrant assumed by Seneca shall continue in full force and effect and the term, exercisability and other terms of such LBS warrant shall otherwise remain unchanged; provided, however, that the board of directors of the combined company or a committee thereof shall succeed to the authority and responsibility, if any, of the LBS Board or any committee thereof with respect to each LBS warrant assumed by Seneca.

Conditions to the Completion of the Merger (see page 126)

The obligations to consummate the Merger and otherwise consummate the Contemplated Transactions shall be subject to receipt of the Required LBS Stockholder Vote, the required vote from Seneca stockholders on the Closing Seneca Stockholder Matters, and the satisfaction or waiver, on or prior to the Effective Time, of the other conditions set forth in the section titled “The Merger Agreement—Conditions to the Completion of the Merger” beginning on page 126 of this proxy statement/prospectus/information statement.

No Shop (see page 131)

Each of Seneca and LBS agreed that during the period commencing on the date of the Merger Agreement and ending on the earlier of the consummation of the merger or the termination of the Merger Agreement, except as described below, Seneca and LBS will not, nor will either party authorize any of the directors, officers, employees, agents, attorneys, accountants, investment bankers, advisors or representatives retained by it to, directly or indirectly:

•	solicit, initiate or knowingly encourage, induce or facilitate the communication, making, submission or announcement of any “acquisition proposal” or “acquisition inquiry” (each as defined below) or take any action that could reasonably be expected to lead to an acquisition proposal or acquisition inquiry;

•	furnish any non-public information with respect to it to any person in connection with or in response to an acquisition proposal or acquisition inquiry;

•	engage in discussions or negotiations with any person with respect to any acquisition proposal or acquisition inquiry;

•	approve, endorse or recommend an acquisition proposal;

•	execute or enter into any letter of intent or similar document or any contract contemplating or otherwise relating to any “acquisition transaction” (as defined below), other than a confidentiality agreement permitted by the Merger Agreement;

•	take any action that could reasonably be expected to lead to an acquisition proposal or acquisition inquiry; or

•	publicly propose to do any of the above.

Termination and Termination Fees (see page 137)

Either of Seneca or LBS may terminate the Merger Agreement under certain circumstances, which would prevent the Merger from being consummated. Upon termination of the Merger Agreement by Seneca or LBS in certain circumstances, each of Seneca and LBS could be obligated to pay the other party a $1.5 million termination fee and expense reimbursements up to $250,000. For a more complete description of the termination provisions, please see the section titled “The Merger Agreement—Termination and Termination Fees” beginning on page 137 of this proxy statement/prospectus/information statement.

Contingent Value Rights Agreement (see page 144)

Pursuant to the CVR Agreement, each share of Seneca Common Stock held Seneca stockholders of record as of immediately prior to the Effective Time will receive one CVR issued by Seneca subject to and in accordance with the terms and conditions of the CVR Agreement for each share of Seneca common stock held by such stockholder. Each CVR will entitle the CVR Holder to receive a pro rata portion of 80% of the net proceeds, if any, from each respective item of gross proceeds constituting cash or cash proceeds from the sale of marketable securities entitled to be received by Seneca from each Legacy Monetization event prior to the 48 month anniversary of the Effective Time, but no payment will be required in the event that the aggregate amount due to CVR Holders is less than $300,000. No payments will be due to the CVR Holders for any cash proceeds resulting from the sale or licensing any Seneca assets that occurs prior to the Effective Date. The remaining 20% of the net proceeds will be distributed to the combined company. The CVRs will not be transferable by the CVR Holders, except in certain limited circumstances, will not have any voting or dividend rights, will not be certificated or evidenced by any instrument, will not accrue interest and will not be registered with the SEC or listed for trading on any exchange. It is intended that the CVRs will not constitute securities, or a class of securities, for the purposes of any securities laws. The CVRs will not represent any equity or ownership interest in Seneca (or in LBS) or in all or any part of Seneca’s intellectual property or any other asset.

Support Agreements (see page 141)

Concurrently with the execution of the Merger Agreement, (a) officers, directors and certain stockholders of LBS (solely in their respective capacities as LBS stockholders) who collectively beneficially owned or controlled approximately 65.15% of the voting power of outstanding LBS capital stock as of December 16, 2020, entered into support agreements under which such stockholders agreed to, among other things, vote in favor of the adoption of the Merger Agreement and the approval of the Merger and the Contemplated Transactions; provided that in the event of a LBS Triggering Event (as defined below), the obligation of such LBS Stockholders to vote their shares of LBS capital stock will be modified and such stockholders will only be required to collectively vote an aggregate number of shares of LBS capital stock equal to 35% of the total voting power of the outstanding LBS capital stock, and (b) certain officers and directors of Seneca (solely in their respective capacities as Seneca stockholders), who collectively beneficially owned or controlled less than 1% of the voting power of Seneca’s outstanding capital stock as of November 15, 2020, entered into support agreements under which such stockholders agreed to, among other things, vote in favor of the adoption of the Merger Agreement and the approval of the Merger and the other transactions contemplated by the Merger Agreement.

The support agreements will terminate at the earlier of the Effective Time or the termination of the Merger Agreement in accordance with its terms.

Lock-Up Agreements (see page 141)

Concurrently with the execution of the Merger Agreement, certain directors and officers of Seneca entered into lock-up agreements, pursuant to which such individuals have agreed not to, except in limited circumstances, transfer or dispose of, any shares of Seneca Common Stock or any securities convertible into, or exercisable or exchangeable for, shares of Seneca Common Stock, including, as applicable, shares received in the Merger and issuable upon exercise of certain warrants and stock options, for a period of 180 days after the closing date of the Merger.

In connection with a prior financing, directors of LBS that will not be serving as directors of the combined company and certain stockholders of LBS (solely in their respective capacities as LBS stockholders) agreed not to, except in limited circumstances, transfer or dispose of, any shares of Seneca Common Stock or any securities convertible into, or exercisable or exchangeable for, shares of Seneca Common Stock, including, as applicable, shares received in the Merger and issuable upon exercise of certain warrants and stock options, for a period of 180 days after the closing date of the Merger. Directors of LBS that will be continuing as directors of the combined company and executive officers of LBS will enter into lock-up agreements, pursuant to which such individuals have agreed not to, except in limited circumstances, transfer or dispose of, any shares of Seneca Common Stock or any securities convertible into, or exercisable or exchangeable for, shares of Seneca Common Stock, including, as applicable, shares received in the Merger and issuable upon exercise of certain warrants and stock options, for a period until the date that is 90 calendar days after the earliest of (i) such time as all of the shares of Seneca Common Stock underlying the Bridge Warrants and Equity Warrants may be sold without restriction or limitation pursuant to Rule 144, (ii) one year after the closing of the Pre-Merger Financing and (iii) the date that the Initial Registration Statement (as defined below) has been declared effective by the SEC (so long as the Initial Registration Statement registers all shares of Seneca Common Stock underlying the Bridge Warrants and Equity Warrants).

Pre-Merger Financing (see page 142)

In connection with the transactions contemplated by the Merger, on December 16, 2020, (i) LBS entered into a securities purchase agreement with Altium Growth Fund, LP (the “Investor”) pursuant to which, among other things, LBS agreed to issue senior secured promissory notes in the aggregate principal amount of up to $5.0 million, in exchange for an aggregate purchase price of up to $3.75 million, representing an aggregate original issue discount of up to $1.25 million (the “Bridge Notes”) and warrants to purchase shares of LBS Common Stock, and (ii) Seneca and LBS entered into a separate securities purchase agreement with the Investor pursuant to which, among other things, the Investor agreed to invest $20.0 million in cash and cancel any outstanding principal and interest on the Bridge Notes immediately prior to the closing of the Merger in exchange for shares of LBS Series 1 Preferred Stock to be issued immediately prior to the closing of the Merger and a warrant to purchase shares of Seneca Common Stock to be issued after the closing of the Merger, in private placement transactions (collectively, the “Pre-Merger Financing”).

Appraisal Rights (see page 117)

Seneca stockholders are not entitled to appraisal rights in connection with the Merger. Holders of LBS Common Stock are entitled to appraisal rights in connection with the Merger under Section 262 of the DGCL. For more information about such rights, please see the provisions of Section 262 of the DGCL attached as Annex C and the section titled “The Merger—Appraisal Rights” beginning on page 117 of this proxy statement/prospectus/information statement.

Management Following the Merger (see page 243)

Immediately following the Merger, the executive management team of the combined company is expected to be comprised of the following individuals with such additional officers as may be added by LBS or the combined company:

Name	Position
Thomas Hallam, Ph.D.	Chief Executive Officer and Director
JD Finley	Chief Financial Officer
Michael Dawson, M.D.	Chief Medical Officer

Directors of the Combined Company Following the Merger

At the Effective Time, the combined company is expected to initially have an eight-member board of directors, comprised of (a) Thomas Hallam, Ph.D., James R. Neal, Stephanie Diaz, Robert J. Trenschel, D.O. and Don Williams, each as a LBS designee, and (b) Cristina Csimma, PharmD, M.H.P., Mary Ann Gray, Ph.D. and Binxian Wei, each as a Seneca designee, until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal.

The aforementioned board of directors will have an audit committee, a compensation committee and a nominating and corporate governance committee, in accordance with the Nasdaq rules. All of Seneca’s current directors, other than Cristina Csimma, PharmD, M.H.P., Mary Ann Gray, Ph.D. and Binxian Wei, are expected to resign from their positions as directors of Seneca, effective as of the Effective Time.

Interests of Certain Directors, Officers and Affiliates of Seneca and LBS (see pages 105 and 111)

In considering the recommendation of the Seneca Board with respect to the issuance of Seneca Common Stock pursuant to the Merger Agreement and the other matters to be acted upon by Seneca’s stockholders at the Seneca virtual special meeting, Seneca’s stockholders should be aware that certain members of the Seneca Board and current and former executive officers of Seneca have interests in the Merger that may be different from, or in addition to, interests they have as Seneca’s stockholders.

As of November 15, 2020, Seneca’s directors and executive officers (including affiliates) beneficially owned, in the aggregate less than 1% of the outstanding shares of Seneca Common Stock. As of November 15, 2020, Seneca’s named executive officers and directors collectively owned unvested Seneca stock options covering 914,412 shares of Seneca Common Stock and vested Seneca stock options covering 653,838 shares of Seneca Common Stock. The Seneca stock option held by Dr. Kenneth Carter, Dr. Matthew Kalnik, Dane Saglio, and Seneca’s senior vice president of research and development, contain certain anti-dilution provisions allowing the holder to maintain his pro-rata ownership of the Company post-merger. Seneca has agreed in principle, subject to entering into definitive agreements, to the payment of $1,423,012 as consideration for the cancellation of all options held by Dr. Kenneth Carter, Dr. Matthew Kalnik, Dane Saglio, and Seneca’s senior vice president of research and development. Prior to the closing of the Merger, all outstanding and unexercised options to purchase shares of Seneca Common Stock with an exercise price of greater than $1.60 will be canceled and have no further force and effect. All outstanding and unexercised options to purchase shares of Seneca Common Stock with an exercise price equal to or less than $1.60 will remain effective and outstanding.

The compensation arrangements with Seneca’s officers and directors are discussed in greater detail in the section titled “The Merger—Interests of the Seneca Directors and Executive Officers in the Merger” beginning on page 105 of this proxy statement/prospectus/information statement. Additionally, as described elsewhere in this proxy statement/prospectus/information statement, including in the section captioned “The Merger—Management Following the Merger” beginning on page 111 of this proxy statement/prospectus/information statement, certain of Seneca’s directors are expected to become the directors of the combined company upon the closing of the Merger.

In considering the recommendation of the LBS Board with respect to adopting the Merger Agreement, LBS’s stockholders should be aware that members of the LBS Board and the executive officers of LBS may have interests in the Merger that may be different from, or in addition to, the interests of LBS’s stockholders. For example, in connection with the Merger, the executive officers of LBS entered into new employment agreements and are entitled to receive cash bonuses, certain executive officers are entitled to receive equity grants, and members of the LBS Board are entitled to receive cash bonuses, all as more fully detailed in the section entitled “Executive Compensation of LBS” of this proxy statement/prospectus/information statement. The LBS Board was aware of these potential conflicts of interest and considered them, among other matters, in reaching its decision to approve the Merger Agreement, the Merger, and the Contemplated Transactions.

As of November 15, 2020, LBS’s directors and executive officers (including affiliates) beneficially owned, in the aggregate approximately 29.8% of the outstanding shares of LBS capital stock.

As described elsewhere in this proxy statement/prospectus/information statement, including in the section captioned “The Merger—Management Following the Merger,” certain of LBS’s directors and executive officers are expected to become the directors and executive officers of the combined company upon the closing of the Merger.

Seneca’s and LBS’s executive officers and directors have also entered into support agreements, pursuant to which the directors, officers and certain stockholders of Seneca and LBS, respectively, have agreed, solely in their capacity as stockholders of Seneca and LBS, respectively, to vote all of their shares of Seneca Common Stock or LBS capital stock in favor of, among other things, the adoption or approval, respectively, of the Merger Agreement and the transactions contemplated therein in connection with the Merger. The support agreements are discussed in greater detail in the section titled “Agreements Related to the Merger” beginning on page 141 of this proxy statement/prospectus/information statement.

Litigation Relating to the Merger (see page 113)

As of February 9, 2021, five complaints have been filed by purported Seneca stockholders, each of which seeks to enjoin the Merger and other relief. The complaints assert claims against Seneca, the members of the Seneca Board, and LBS as defendants under Section 14(a) of the Exchange Act and Rule 14a-9 promulgated thereunder for allegedly false and misleading statements in this proxy statement/prospectus/information statement and Section 20(a) of the Exchange Act for alleged “control person” liability with respect to such allegedly false and misleading statements. One complaint asserts that the members of the Seneca Board breached their fiduciary duties of candor/disclosure in connection with the merger by purportedly failing to disclose material information about the Merger.

For additional information, see the section entitled “Litigation Relating to the Merger” beginning on page 113.

Material U.S. Federal Income Tax Consequences of the Merger (see page 113)

Subject to the limitations and qualifications described in the section titled “The Merger—Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 113 of this proxy statement/prospectus/information statement, in the opinion of Cooley and Reed Smith the Merger should qualify as a reorganization within the meaning of Section 368(a) of the Code. Assuming the Merger constitutes a reorganization, subject to the limitations and qualifications described in the section titled “The Merger—Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 113 of this proxy statement/prospectus/information statement, LBS stockholders generally should not recognize gain or loss for U.S. federal income tax purposes on the receipt of shares of Seneca Common Stock issued in connection with the Merger.

Please review the information in the section entitled “The Merger—Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 113 of this proxy statement/prospectus/information statement for a more complete description of the material U.S. federal income tax consequences of the Merger to LBS stockholders.

Material U.S. Federal Income Tax Consequences of the Receipt of CVRs and the Reverse Split (see page 147)

In the opinion of Reed Smith, Seneca’s legal counsel, based on the facts, assumptions, limitations and exclusions set forth in this proxy statement/prospectus/information statement, the issuance of the CVRs to Seneca U.S. Holders (as defined in the section titled “Agreements Related to the Merger — Contingent Value Rights Agreement — Material U.S. Federal Income Tax Consequences of the Receipt of CVRs”) under the terms expressed in the form of the CVR Agreement attached as Exhibit 2.06 to this proxy statement/prospectus/ information statement is more likely than not to be treated as a distribution of property with respect to Seneca Common Stock. Please review the information in the section titled “Agreements Related to the Merger — Contingent Value Rights Agreement — Material U.S. Federal Income Tax Consequences of the Receipt of CVRs” for a more complete description of the material U.S. federal income tax consequences of the receipt of CVRs to Seneca’s U.S. Holders, including possible alternative treatments.

A Seneca U.S. Holder generally should not recognize gain or loss upon the Reverse Split. Please review the information in the section titled “Proposal No. 1: Approval of an Amended and Restated Certificate of Incorporation of Seneca Effecting the Reverse Split — Material U.S. Federal Income Tax Consequences of the Reverse Split” beginning on page 151 of this proxy statement/prospectus/information statement for a more complete description of the material U.S. federal income tax consequences of the Reverse Split to Seneca U.S. Holders.

The tax consequences to you of the receipt of CVRs and the Reverse Split will depend on your particular facts and circumstances. You should consult your tax advisors as to the specific tax consequences to you.

Risk Factors (see page 27)

Both Seneca and LBS are subject to various risks associated with their businesses and their industries. In addition, the Merger, including the possibility that the Merger may not be completed, poses a number of risks to each company and its respective stockholders, including the following risks:

•	The Exchange Ratio is adjustable based on Seneca’s net cash at closing and the amount of the Pre-Merger Financing, so the consideration at the closing of the Merger may have a greater or lesser value than at the time the Merger Agreement was signed;

•	Failure to complete the Merger may result in Seneca or LBS paying a termination fee to the other party and could harm the common stock price of Seneca and future business and operations of each company;

•	Seneca is substantially dependent on its limited number of employees to facilitate the consummation of the Merger;

•	If the conditions to the closing of the Merger are not met, the Merger may not occur;

•	The pendency of the Merger could have an adverse effect on the trading price of Seneca’s common stock and Seneca’s business, financial condition and prospects;

•	The Merger may be completed even though material adverse changes may result from the announcement of the Merger, industry-wide changes and/or other causes;

•	Some executive officers and directors of Seneca and LBS have interests in the Merger that are different from the respective stockholders of Seneca and LBS and that may influence them to support or approve the Merger without regard to the interests of the respective stockholders of Seneca and LBS;

•	The market price of Seneca Common Stock following the Merger may decline as a result of the Merger;

•	Seneca and LBS stockholders may not realize a benefit from the Merger commensurate with the ownership dilution they will experience in connection with the Merger;

•	LBS and Seneca securityholders will have a reduced ownership and voting interest in, and will exercise less influence over the management of, the combined company following the closing of the Merger as compared to their current ownership and voting interest in the respective companies;

•	During the pendency of the Merger, Seneca and LBS may not be able to enter into a business combination with another party at a favorable price because of restrictions in the Merger Agreement, which could adversely affect their respective businesses;

•	Certain provisions of the Merger Agreement may discourage third parties from submitting competing proposals, including proposals that may be superior to the arrangements contemplated by the Merger Agreement;

•	Seneca stockholders may not receive any payment on the CVRs and the CVRs may otherwise expire valueless;

•	Tax treatment of CVRs is uncertain;

•	Because the lack of a public market for LBS Common Stock makes it difficult to evaluate the fairness of the Merger, the shareholders of LBS may receive consideration in the Merger that is less than the fair market value of LBS Common Stock and/or Seneca may pay more than the fair market value of LBS’s Common Stock;

•	Because the Merger will result in an ownership change under Section 382 of the Code for Seneca, Seneca’s pre-merger net operating loss (“NOL”) carryforwards and certain other tax attributes will be subject to limitations. The NOL carryforwards and other tax attributes of LBS and of the combined organization may also be subject to limitations as a result of ownership changes;

•	If the conditions to the Merger are not met, the Merger will not occur;

•	If the Merger does not qualify as a “reorganization” for U.S. federal income tax purposes, U.S. Holders of LBS Common Stock will be required to recognize gain or loss for U.S. federal income tax purposes upon the exchange of their LBS Common Stock for Seneca Common Stock in the Merger;

•	Certain stockholders could attempt to influence changes within Seneca which could adversely affect Seneca’s operations, financial condition and the value of Seneca Common Stock;

•	Seneca and LBS may become involved in securities litigation or stockholder derivative litigation in connection with the Merger, and this could divert the attention of Seneca and LBS’s management and harm the combined organization’s business, and insurance coverage may not be sufficient to cover all related costs and damages; and

•	If Nasdaq does not approve our listing application for the combined company and we continue with the Merger, we may be subject to delisting.

•	If any of the events described in the section titled “Risk Factors—Risks Related to the Merger” occur, those events could cause the potential benefits of the Merger not to be realized.

These risks and other risks are discussed in greater detail under the section titled “Risk Factors” beginning on page 27 of this proxy statement/prospectus/information statement. Seneca and LBS encourage you to read and consider all of these risks carefully.

Regulatory Approvals (see page 113)

In the United States, Seneca must comply with applicable federal and state securities laws and the rules and regulations of Nasdaq in connection with the issuance of shares of Seneca Common Stock to LBS’s stockholders in connection with the Contemplated Transactions by the Merger Agreement and the filing of this proxy statement/prospectus/information statement with the SEC. Seneca does not intend to seek any regulatory approval from antitrust authorities to consummate the Contemplated Transactions.

Nasdaq Capital Market Listing (see page 116)

Shares of Seneca Common Stock are currently listed on The Nasdaq Capital Market under the symbol “SNCA”. Seneca has filed an initial listing application with Nasdaq pursuant to Nasdaq’s “reverse merger” rules and anticipate receiving approval regarding our application prior to holding Seneca’s virtual special meeting and requesting stockholder approval of the Merger. After completion of the Merger, Seneca will be renamed “Palisade Bio, Inc.” and expects to trade on The Nasdaq Capital Market under the symbol “PALI.”

Anticipated Accounting Treatment (see page 117)

The Merger is expected to be accounted for as a reverse asset acquisition in accordance with U.S. GAAP. LBS will be deemed to be the accounting acquirer for financial reporting purposes. This determination is supported based on the expectations that, immediately following the Merger: (i) LBS stockholders will own a substantial majority of the voting rights of the combined organization; (ii) LBS will designate a majority (five of eight) of the initial members of the board of directors of the combined organization; and (iii) LBS’s senior management will hold all key positions in senior management of the combined organization and no employees will be retained from Seneca. The transaction is expected to be accounted for as a reverse asset acquisition as the fair value of the acquired preclinical and clinical assets is deemed to be substantially concentrated in a group of similar assets that do not meet the definition of a business. Accordingly, for accounting purposes: (i) the Merger will be treated as the equivalent of LBS issuing stock to acquire the net assets of Seneca, (ii) the net assets of Seneca will be recorded based upon the fair values in the financial statements at the time of closing, (iii) the reported historical operating results of the combined company prior to the merger will be those of LBS and (iv) for periods prior to the transaction, shareholders’ equity of the combined company is presented based on the historical equity.

Description of Seneca and LBS capital stock (see page 274)

Both Seneca and LBS are incorporated under the laws of the State of Delaware and, accordingly, the rights of the stockholders of each are currently, and will continue to be, governed by the DGCL. If the Merger is completed, LBS stockholders will become Seneca stockholders, and their rights will be governed by the DGCL, the amended and restated bylaws of Seneca and the amended and restated certificate of incorporation of Seneca, as may be amended by Proposal No. 1 if approved by the Seneca stockholders at the Seneca virtual special meeting. The rights of Seneca stockholders contained in Seneca’s amended and restated certificate of incorporation, and amended and restated bylaws differ from the rights of LBS stockholders under LBS’s current amended and restated certificate of incorporation and amended and restated bylaws, as more fully described under the section titled “Comparison of Rights of Holders of LBS Stock and Seneca Stock” beginning on page 274 of this proxy statement/prospectus/information statement.

Seneca Stockholder Meeting (see page 75)

The Seneca virtual special meeting will be held in a virtual-only format via live audio webcast on March 24, 2021 at 11.00 a.m., Eastern Time, at www.virtualshareholdermeeting.com/SNCA2021SM, unless postponed or adjourned to a later date. Subject to availability, all of Seneca’s stockholders as of the record date, or their duly appointed proxies, may attend the Seneca virtual special meeting virtually via live audio webcast. Seneca is closely monitoring developments related to COVID-19. It could become necessary to change the date, time, and/or means of holding the Seneca virtual special meeting (including by means of an in person meeting). If such a change is made, Seneca will announce the change in advance, and details on how to participate will be issued by press release, posted on Seneca’s website and filed as additional proxy materials. For more information on the Seneca virtual special meeting, see the section entitled “The Virtual Special Meeting of Seneca’s Stockholders” beginning on page 75 of this proxy statement/prospectus/information statement.

SELECTED HISTORICAL AND UNAUDITED PRO FORMA CONDENSED
COMBINED FINANCIAL DATA

The following tables present summary historical financial data for Seneca and LBS, summary unaudited pro forma condensed financial data for Seneca and LBS, and comparative historical and unaudited pro forma per share data for Seneca and LBS.

Selected Historical Consolidated Financial Data of Seneca

Not required for smaller reporting companies.

Selected Historical Financial Data of LBS

Not required for smaller reporting companies.

Selected Unaudited Pro Forma Condensed Combined Financial Data of Seneca and LBS

Not required for smaller reporting companies.

Comparative Historical and Unaudited Pro Forma Per Share Data

Not required for smaller reporting companies.

MARKET PRICE AND DIVIDEND INFORMATION

Seneca Common Stock is currently listed on The Nasdaq Capital Market under the symbol “SNCA.” LBS is a private company and LBS capital stock is not publicly traded.

Seneca Common Stock

The closing price of Seneca Common Stock on December 16, 2020, the full trading day immediately prior to the public announcement of the Merger on December 17, 2020, as reported on The Nasdaq Capital Market, was $0.7764 per share. The closing price of Seneca Common Stock on February 8, 2021, as reported on The Nasdaq Capital Market, was $1.73 per share.

Because the market price of Seneca Common Stock is subject to fluctuation, the market value of the shares of Seneca Common Stock that LBS stockholders will be entitled to receive in the Merger may increase or decrease.

Assuming successful application for initial listing with Nasdaq, following the consummation of the Merger, Seneca anticipates that the Seneca Common Stock will continue to be listed on The Nasdaq Capital Market and will trade under Seneca’s new name “Palisade Bio, Inc.” and new trading symbol “PALI” on The Nasdaq Capital Market.

As of February 9, 2021, the record date for the Seneca virtual special meeting, there were approximately 9 holders of record of the Seneca Common Stock.

Dividends

Seneca has never declared or paid any cash dividends on the Seneca Common Stock and does not anticipate paying cash dividends on the Seneca Common Stock for the foreseeable future. Notwithstanding the foregoing, any determination to pay cash dividends subsequent to the Merger will be at the discretion of the combined company’s then-current board of directors and will depend upon a number of factors, including the combined company’s results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors the then-current board of directors deems relevant.

LBS has never declared or paid any cash dividends on shares of the LBS capital stock. LBS anticipates that the combined company will retain all of its future earnings to advance the clinical trials for its products, and does not anticipate paying any cash dividends on shares of the combined company’s common stock in the foreseeable future. Any future determination to declare cash dividends on shares of the combined company’s common stock will be made at the discretion of its board of directors, subject to applicable law and contractual restrictions and will depend on its financial condition, results of operations, capital requirements, general business conditions and other factors that its board of directors may deem relevant.

RISK FACTORS

The combined company will be faced with a market environment that cannot be predicted and that involves significant risks, many of which will be beyond its control. In addition to the other information contained in this proxy statement/prospectus/information statement, you should carefully consider the material risks described below before deciding how to vote your shares of Seneca Common Stock. You should also read and consider the other information in this proxy statement/prospectus/information statement. Please see the section titled “Where You Can Find More Information” on page 289 of this proxy statement/prospectus/information statement.

Risks Related to the Merger

The Exchange Ratio is adjustable based on Seneca’s net cash at closing and LBS’s Pre-Merger Financing, so the consideration at the closing of the Merger may have a greater or lesser value than at the time the Merger Agreement was signed.

The relative proportion of the combined company that the Seneca stockholders will own when the Merger closes will be based on the valuations of Seneca and LBS as negotiated by the parties and as specified in the Merger Agreement. Assuming a $22.5 million investment in the Pre-Merger Financing prior to the consummation of the Merger, the outstanding equity of Seneca, as calculated on an adjusted fully diluted treasury stock method basis and after giving effect to the Pre-Merger Financing, but including 50% of the shares subject to the Equity Warrants, is expected to be held as follows: equity holders of former LBS capital stock (prior to the Pre-Merger Financing) will hold approximately 25.2%; the investor in the Pre-Merger Financing will hold approximately 16.2%; pre-Merger Seneca equity holders will hold approximately 26.2%; and approximately 32.4% of the shares will be held in escrow to be distributed to the Investor in the Pre-Merger Financing, or to be distributed as a LBS Financing Milestone Payment (as defined below) to the Milestone Recipients. These estimates are based on the anticipated Exchange Ratio and are subject to adjustment as provided in the Merger Agreement. Prior to the consummation of the Merger, the Exchange Ratio at the closing of the Merger may be subject to either an upward or downward adjustment based on: (i) Seneca’s net cash, or (ii) the proceeds of the Pre-Merger Financing. For more information, see the section titled “The Merger Agreement—Merger Consideration and Exchange Ratio” beginning on page 121 of this proxy statement/prospectus/information statement.

Failure to complete the Merger may result in Seneca or LBS paying a termination fee to the other party and could harm the common stock price of Seneca and future business and operations of each company.

If the Merger is not completed, each of Seneca and LBS is subject to the following risks:

•	upon termination of the Merger Agreement, LBS may be required to pay Seneca a termination fee of $1.5 million, under certain circumstances, and/or up to $250,000 in expense reimbursements;

•	upon termination of the Merger Agreement, Seneca may be required to pay LBS a termination fee of $1.5 million, under certain circumstances, and/or up to $250,000 in expense reimbursements;

•	the parties will have incurred significant expenses related to the Merger, such as legal and accounting fees, which must be paid even if the Merger is not completed; and

•	Seneca may be forced to cease its operations, dissolve and liquidate its assets.

In addition, if the Merger Agreement is terminated and Seneca’s Board or the LBS Board determines to seek another business combination, there can be no assurance that either Seneca or LBS will be able to find a partner willing to provide equivalent or more attractive consideration than the consideration to be provided by each party in the Merger or any partner at all.

Each of Seneca and LBS are substantially dependent on their limited number of employees to facilitate the consummation of the Merger.

As of February 9, 2021, Seneca has only seven full-time employees and LBS has only 11 full-time employees. Seneca’s ability to successfully complete the Merger depends in large part on Seneca’s ability to retain certain of its remaining personnel. Despite Seneca’s efforts to retain these employees, one or more may terminate their employment with Seneca on short notice. The loss of the services of any of these employees could potentially harm Seneca’s ability to consummate the Merger, to run Seneca’s day-to-day business operations, as well as to fulfill Seneca’s reporting obligations as a public company.

If the conditions to the closing of the Merger are not met, the Merger may not occur.

Even if the change of control and related share issuance are approved by the stockholders of Seneca, specified conditions must be satisfied or waived to complete the Merger. These conditions are set forth in the Merger Agreement and described in the section entitled “The Merger Agreement—Conditions to the Completion of the Merger” beginning on page 126 of this proxy statement/prospectus/information statement, such as LBS’s Pre-Merger Financing. Seneca and LBS cannot assure you that all of the conditions will be satisfied or waived. If the conditions are not satisfied or waived, the Merger may not occur or will be delayed, and Seneca and LBS each may lose some or all the intended benefits of the Merger.

The pendency of the Merger could have an adverse effect on the trading price of Seneca’s common stock and Seneca’s business, financial condition and prospects.

While there have been no significant adverse effects to date, the pendency of the Merger could disrupt Seneca’s business in many ways, including:

•	the attention of Seneca’s remaining management and employees may be directed toward the completion of the Merger and related matters and may be diverted from Seneca’s day-to-day business operations; and

•	third parties may seek to terminate or renegotiate their relationships with Seneca as a result of the Merger, whether pursuant to the terms of their existing agreements with Seneca or otherwise.

Should they occur, any of these matters could adversely affect the trading price of Seneca’s Common Stock or harm Seneca’s business, financial condition and prospects.

The Merger may be completed even though material adverse changes may result from the announcement of the Merger, industry-wide changes and/or other causes.

In general, either Seneca or LBS can refuse to complete the Merger if there is a material adverse change affecting the other party between the date of the Merger Agreement, and the closing of the Merger. However, certain types of changes do not permit either party to refuse to complete the Merger, even if such change could be said to have a material adverse effect on Seneca or LBS, including:

•	general business or economic conditions generally affecting the industry in which LBS or Seneca operate;

•	the taking of any action, or the failure to take any action, by the either party that is required to comply with the terms of Merger Agreement;

•	any natural disaster or epidemics, pandemics (including COVID-19 or other outbreaks of diseases or quarantine restrictions), or other force majeure events, or any act or threat of terrorism or war, any armed hostilities or terrorist activities; or

•	any change in, or any compliance with or action taken for the purpose of complying with, any law or GAAP (or interpretations of any law or GAAP).

If adverse changes occur and Seneca and LBS still complete the Merger, the stock price of the combined company following the closing of the Merger may suffer. This in turn may reduce the value of the Merger to the stockholders of Seneca, LBS or both.

Some executive officers and directors of Seneca and LBS have interests in the Merger that are different from the respective stockholders of Seneca and LBS and that may influence them to support or approve the Merger without regard to the interests of the respective stockholders of Seneca and LBS.

Some officers and directors of Seneca and LBS are parties to arrangements that provide them with interests in the Merger that are different from the respective stockholders of Seneca and LBS, including, among others, service as an officer or director of the combined company following the closing of the Merger, severance benefits, the acceleration of equity award vesting, and continued indemnification.

Based on the terms of their respective agreements, current Seneca executive officers will be entitled to receive a total value of $3,425,613 (collectively, not individually) in connection with the consummation of the Merger, the associated termination of their employment from Seneca and the cancelation of their stock options. Additionally, Seneca’s senior vice president of research and development will be entitled to receive a total value of $865,438. In addition, in connection with the Merger, the executive officers of LBS entered into new employment agreements and are entitled to receive cash bonuses, certain executive officers are entitled to receive equity grants, and members of the LBS Board are entitled to receive cash bonuses, all as more fully detailed in the section entitled “Executive Compensation of LBS” of this proxy statement/prospectus/information statement.

For more information regarding the interests of the Seneca and LBS executive officers and directors in the Merger, see the sections entitled “The Merger—Interests of the Seneca Directors and Executive Officers in the Merger” and “The Merger—Interests of the LBS Directors and Executive Officers in the Merger” of this proxy statement/prospectus/information statement.

The market price of Seneca Common Stock following the Merger may decline as a result of the Merger.

The market price of Seneca Common Stock may decline as a result of the Merger for a number of reasons, including if:

•	investors react negatively to the prospects of the combined company’s business and prospects following the closing of the Merger;

•	the effect of the Merger on the combined company’s business and prospects following the closing of the Merger is not consistent with the expectations of financial or industry analysts; or

•	the combined company does not achieve the perceived benefits of the Merger as rapidly or to the extent anticipated by stockholders or financial or industry analysts.

LBS and Seneca securityholders will have a reduced ownership and voting interest in, and will exercise less influence over the management of, the combined company following the closing of the Merger as compared to their current ownership and voting interest in the respective companies.

After the completion of the Merger, the current securityholders of LBS and Seneca will own a smaller percentage of the combined company than their ownership in their respective companies prior to the Merger. Immediately after the Merger, it is currently estimated that the former LBS equity holders immediately before the Merger (including the investor in the Pre-Merger Financing) are expected to hold approximately 73.8% of the capital stock of Seneca outstanding immediately following the Merger and the equity holders of Seneca immediately before the Merger are expected to hold approximately 26.2% of the Seneca capital stock outstanding immediately following the Merger, in each case, as calculated on an adjusted fully diluted treasury stock method basis and after giving effect to the Pre-Merger Financing, but including 50% of the shares subject to the Equity Warrants. These estimates are based on the anticipated Exchange Ratio and are subject to adjustment as provided in the Merger Agreement. For a more complete description of the Merger and the potential adjustments in the Exchange Ratio, please see the section titled “Overview of the Merger Agreement and Agreements Related to the Merger Agreement—Merger Consideration and Exchange Ratio” beginning on page 121 of this proxy statement/prospectus/information statement.

During the pendency of the Merger, Seneca and LBS may not be able to enter into a business combination with another party at a favorable price because of restrictions in the Merger Agreement, which could adversely affect their respective businesses.

Covenants in the Merger Agreement impede the ability of Seneca and LBS to make acquisitions, subject to specified exceptions relating to fiduciary duties, or complete other mergers, sales of assets (other than the sale of the Seneca Legacy Technology) or other business combinations that are not in the ordinary course of business pending completion of the Merger. As a result, if the Merger is not completed, the parties may be at a disadvantage to their competitors during that period. In addition, while the Merger Agreement is in effect, each party is generally prohibited from soliciting, initiating, encouraging or entering into specified extraordinary transactions, such as a merger, sale of assets or other business combination, with any third party, subject to specified exceptions, even if any such transaction could be favorable to such party’s stockholders.

Certain provisions of the Merger Agreement may discourage third parties from submitting competing proposals, including proposals that may be superior to the arrangements contemplated by the Merger Agreement.

The terms of the Merger Agreement prohibit each of Seneca and LBS from soliciting competing proposals or cooperating with persons making unsolicited takeover proposals, except in limited circumstances when such party’s board of directors determines in good faith, after consultation with its independent financial advisor, if any, and outside counsel, that an unsolicited competing proposal constitutes, or would reasonably be expected to result in, a superior competing proposal and that failure to take such action would result in a breach of the fiduciary duties of the board of directors. In addition, if Seneca or LBS terminate the Merger Agreement under specified circumstances, including terminating because of a decision of a board of directors to recommend a superior competing proposal, LBS may be required to pay Seneca a termination fee of $1.5 million and/or $250,000 in expense reimbursements or Seneca may be required to pay LBS a termination fee of $1.5 million, or up to $250,000 in expense reimbursements, as defined and described under “The Merger Agreement—Termination of the Merger Agreement and Termination Fee.” This termination fee may discourage third parties from submitting competing proposals to Seneca or LBS or their stockholders and may cause the respective boards of directors to be less inclined to recommend a competing proposal.

Seneca stockholders may not receive any payment on the CVRs and the CVRs may otherwise expire valueless.

The right of Seneca stockholders to receive any future payment for or derive any value from the CVRs will be contingent solely upon Seneca (or the combined organization’s) ability to monetize all or any part of the Seneca Legacy Technology through a Legacy Monetization within the time periods specified in the CVR Agreement and the consideration received. If a Legacy Monetization is not achieved within the time periods specified in the CVR Agreement, no payments will be made under the CVR Agreement, and the CVRs will expire valueless.

Following the Effective Time, LBS (as successor in interest to Seneca) will have sole authority over whether and how to pursue the continued development of the Seneca Legacy Technology (if at all), and LBS’s only obligations will be to carry out the obligations set forth in the CVR Agreement.

Furthermore, the CVRs will be unsecured obligations of the combined organization and all payments under the CVRs, all other obligations under the CVR Agreement and the CVRs and any rights or claims relating thereto will be subordinated in right of payment to the prior payment in full of all current or future senior obligations of the combined organization.

The tax treatment of the CVRs is uncertain.

In the opinion of Reed Smith, Seneca’s legal counsel, the issuance of the CVRs to the persons who prior to completion of the merger were Seneca stockholders and under the terms expressed in the form of the CVR Agreement attached as Exhibit 2.06 to this proxy statement/prospectus/information statement is more likely than not to be treated as a distribution of property with respect to the Seneca Common Stock. However, there is no authority directly on point addressing the U.S. federal income tax treatment of contingent value rights with characteristics similar to the CVRs. Therefore, it is possible that the issuance of the CVRs may be treated as a distribution of equity with respect to Seneca Common Stock, as an “open transaction,” or as a “debt instrument” for U.S. federal income tax purposes, and such questions are inherently factual in nature. For more information regarding the U.S. federal income tax consequences of the CVRs, see the section titled “Agreements Related to the Merger–Contingent Value Rights Agreement–Material U.S. Federal Income Tax Consequences of the Receipt of CVRs” beginning on page 147 of this proxy statement/prospectus/information statement.

Because the lack of a public market for LBS’s capital stock makes it difficult to evaluate the fairness of the Merger, the shareholders of LBS may receive consideration in the Merger that is less than the fair market value of LBS’s capital stock and/or Seneca may pay more than the fair market value of LBS’s capital stock.

The outstanding capital stock of LBS is privately held and is not traded in any public market. The lack of a public market makes it extremely difficult to determine the fair market value of LBS’s capital stock. Because the percentage of Seneca equity to be issued to LBS shareholders was determined based on negotiations between the parties, it is possible that the value of the Seneca Common Stock to be received by LBS shareholders will be less than the fair market value of LBS’s capital stock, or Seneca may pay more than the aggregate fair market value for LBS’s capital stock.

The combined organization will incur significant transaction costs as a result of the Merger, including investment banking, legal and accounting fees. In addition, the combined organization will incur significant operating expenses which cannot be accurately estimated at this time. Actual transaction costs may substantially exceed the Party’s estimates and may have an adverse effect on the combined organization’s financial condition and operating results.

Because the Merger will result in an ownership change under Section 382 of the Code for Seneca, Seneca’s pre-merger “NOL” carryforwards and certain other tax attributes will be subject to limitations. The NOL carryforwards and other tax attributes of LBS and of the combined organization may also be subject to limitations as a result of ownership changes.

As of December 31, 2019, Seneca had U.S. federal NOL carryforwards and state NOL carryforwards of $159.9 million and $166.5 million, respectively, and LBS had U.S. federal NOL carryforwards and state NOL carryforwards of approximately $33.3 million and $19.7 million, respectively. If a corporation undergoes an “ownership change” within the meaning of Section 382 of the Code (“Section 382”), the corporation’s NOL carryforwards and certain other tax attributes arising before the ownership change are subject to limitations on use after the ownership change. In general, an ownership change occurs if there is a cumulative change in the corporation’s equity ownership by certain stockholders that exceeds fifty percentage points over a rolling three-year period. Similar rules may apply under state tax laws. The Merger will result in an ownership change for Seneca and, accordingly, Seneca’s NOL carryforwards and certain other tax attributes will be subject to limitations (or disallowance) on their use after the Merger. Seneca’s NOL carryforwards may also be subject to limitation as a result of prior shifts in equity ownership and/or the Merger. Additional ownership changes in the future could result in additional limitations on Seneca’s, LBS’s and the combined organization’s NOL carryforwards. Consequently, even if the combined organization achieves profitability, it may not be able to utilize a material portion of Seneca’s, LBS’s or the combined organization’s NOL carryforwards and other tax attributes, which could have a material adverse effect on cash flow and results of operations. For more information on limitations on NOL carryforwards and certain other tax attributes, see “Risk Factors—Risks related to the combined company—The combined company’s ability to use NOL carryforwards and certain other tax attributes may be limited” in this proxy statement/prospectus/information statement.

If the Merger does not qualify as a “reorganization” for U.S. federal income tax purposes, U.S. Holders of LBS Common Stock will be required to recognize gain or loss for U.S. federal income tax purposes upon the exchange of their LBS Common Stock for Seneca Common Stock in the Merger.

The U.S. federal income tax consequences of the Merger to U.S. Holders (as defined in the section titled “The Merger — Material U.S. Federal Income Tax Consequences of the Merger”) will depend on whether the Merger qualifies as a “reorganization” for U.S. federal income tax purposes. If the Merger fails to qualify as a reorganization within the meaning of Section 368(a) of the Code, a U.S. Holder of LBS Common Stock would recognize gain or loss for U.S. federal income tax purposes on each share of LBS Common Stock surrendered in the Merger for Seneca Common Stock. For a more complete discussion of the material U.S. federal income tax consequences of the Merger, please carefully review the information set forth in the section titled “The Merger —Material U.S. Federal Income Tax Consequences of the Merger” in this proxy statement/prospectus/information statement.

Certain stockholders could attempt to influence changes within the combined company which could adversely affect the combined company’s operations, financial condition and the value of Seneca Common Stock.

The combined company’s stockholders may from time-to-time seek to acquire a controlling stake in the combined company, engage in proxy solicitations, advance stockholder proposals or otherwise attempt to effect changes. Campaigns by stockholders to effect changes at publicly-traded companies are sometimes led by investors seeking to increase short-term stockholder value through actions such as financial restructuring, increased debt, special dividends, stock repurchases or sales of assets or the entire company. Responding to proxy contests and other actions by activist stockholders can be costly and time-consuming, and could disrupt the combined company’s operations and divert the attention of the combined company’s board of directors and senior management from the pursuit of the Merger. These actions could adversely affect the combined company’s operations, financial condition, ability to consummate the merger and the value of the combined company’s common stock.

Seneca and LBS are involved in litigation in connection with the Merger, which could divert the attention of Seneca and LBS management and harm the combined organization’s business, and insurance coverage may not be sufficient to cover all related costs and damages.

Stockholder litigation frequently follows the announcement of certain significant business transactions, such as a business combination transaction. As of February 9, 2021, there were five complaints filed by purported Seneca stockholders, Sheridan v. Seneca Biopharma, Inc., et al., Case No. 1:21-cv-00166 (the “Sheridan Complaint”); Pirjamaat v. Seneca Biopharma, Inc., et al., Case No. 1:21-cv-00172 (the “Pirjamaat Complaint”); Johnson v. Seneca Biopharma, Inc., et al., Case No. 1:21-cv-00310 (the “Johnson Complaint”); Mathews v. Seneca Biopharma, Inc., et al., Case No. 1:21-cv-00242 (the “Mathews Complaint”); and Pechal v. Seneca Biopharma, Inc., et al., Case No. 1:21-cv-00585 (the “Pechal Complaint” and, together with the Sheridan Complaint, the Pirjamaat Complaint, the Johnson Complaint, and the Matthews Complaint, the “Stockholder Complaints”). The Stockholder Complaints assert claims against Seneca, the members of the Seneca Board, and LBS as defendants under Section 14(a) of the Exchange Act and Rule 14a-9 promulgated thereunder for allegedly false and misleading statements in this proxy statement/prospectus/information statement and Section 20(a) of the Exchange Act for alleged “control person” liability with respect to such allegedly false and misleading statements. The Johnson Complaint asserts that the members of the Seneca Board breached their fiduciary duties of candor/disclosure in connection with the merger by purportedly failing to disclose material information about the Merger.

Each of the Stockholder Complaints seek, among other relief, injunctive relief, including enjoining the Merger unless and until the defendants disclose the allegedly omitted material information, as well as an award of attorneys’ and experts’ fees. The Mathews Complaint also seeks to enjoin any vote on the Merger; the Sheridan Complaint, the Johnson Complaint, and the Pechal Complaint seek damages; the Sheridan Complaint, the Pirjamaat Complaint, and the Mathews Complaint seek, in the event the defendants consummate the Merger, rescission of the Merger or an award of rescissory damages; the Pirjamaat Complaint and Pechal Complaint seek an order directing the Seneca Board to disseminate a revised registration statement in compliance with Sections 14(a) and/or 20(a) of the Exchange Act and Rule 14a-9; and the Pirjamaat Complaint and the Mathews Complaint seek a declaration that defendants violated Sections 14(a) and/or 20(a) of the Exchange Act and Rule 14a-9.

Seneca and LBS believe the allegations in the Stockholder Complaints are without merit.

Other stockholders may file additional lawsuits challenging the Merger, which may name Seneca, LBS, members of the Seneca or LBS boards of directors and/or others as defendants. No assurance can be made as to the outcome of such lawsuits or the Stockholder Complaints, including the amount of costs associated with defending, or any other liabilities that may be incurred in connection with the litigation of, such claims. Litigation often is expensive and diverts management’s attention and resources, which could adversely affect the business of Seneca, LBS and the combined organization. At present, Seneca is unable to estimate potential losses, if any, related to the lawsuit.

If Nasdaq does not approve our listing application for the combined company and we continue with the Merger, we may be subject to delisting.

Seneca has filed an initial listing application with Nasdaq pursuant to Nasdaq’s “reverse merger” rules. In the event our application is not accepted by the Nasdaq and the parties proceed with the merger, the combined company will be subject to delisting proceedings and could be delisted. If Seneca’s shares lose their status on the Nasdaq Capital Market, Seneca believes that its shares would likely be eligible to be quoted on the inter-dealer electronic quotation and trading system operated by Pink OTC Markets Inc., commonly referred to as the Pink Sheets and now known as the OTCQB market. These markets are generally considered not to be as efficient as, and not as broad as, the Nasdaq Capital Market. If Seneca’s common stock is delisted, this would, among other things, substantially impair its ability to raise additional funds and could result in a loss of institutional investor interest and fewer development opportunities for Seneca. Additionally, investors would find it more difficult to buy and sell shares of Seneca Common Stock.

If Seneca’s common stock were delisted from Nasdaq, Seneca would be subject to the risks relating to penny stocks.

If Seneca’s common stock were to be delisted from trading on the Nasdaq Capital Market and the trading price of its common stock were below $5.00 per share on the date its common stock is delisted, trading in Seneca’s common stock would also be subject to the requirements of certain rules promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These rules require additional disclosure by broker-dealers in connection with any trades involving a stock defined as a “penny stock” and impose various sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors, generally institutions. These additional requirements may discourage broker-dealers from effecting transactions in securities that are classified as penny stocks, which could severely limit the market price and liquidity of such securities and the ability of purchasers to sell such securities in the secondary market. A penny stock is defined generally as any non-exchange listed equity security that has a market price of less than $5.00 per share, subject to certain exceptions.

Risks Related to the Proposed Reverse Split

The proposed Reverse Split may not increase the combined organization’s stock price over the long-term.

The principal purpose of the proposed Reverse Split is to increase the per share price of Seneca Common Stock in order to meet the Nasdaq Initial Listing Requirements. There is no assurance however that the per-share market price of Seneca Common Stock will remain at such increased level for any meaningful period of time. While the reduction in the number of outstanding shares of Seneca Common Stock should proportionally increase the market price of Seneca Common Stock, it cannot be assured that the proposed Reverse Split will increase the market price of Seneca Common Stock by a multiple of the proposed Reverse Split ratio, or result in any permanent or sustained increase in the market price of Seneca Common Stock, which is dependent upon many factors, including the combined organization’s business and financial performance, general market conditions and prospects for future success. Therefore, while the stock price of the combined organization might meet the initial listing requirements for The Nasdaq Stock Market initially, it cannot be assured that it will continue to do so.

The proposed Reverse Split may decrease the liquidity of the combined organization’s common stock.

Although the Seneca Board believes that the anticipated increase in the market price of the combined organization’s common stock could encourage interest in its common stock and possibly promote greater liquidity for its stockholders, such liquidity could also be adversely affected by the reduced number of shares outstanding after the proposed Reverse Split. The reduction in the number of outstanding shares may lead to reduced trading and a smaller number of market makers for Common Stock.

The proposed Reverse Split may lead to a decrease in the combined organization’s overall market capitalization.

Should the market price of the combined organization’s common stock decline after the proposed Reverse Split, the percentage decline may be lower, due to the smaller number of shares outstanding, than it would have been prior to the proposed Reverse Split. A reverse stock split may be viewed negatively by the market and, consequently, can lead to a decrease in the combined organization’s overall market capitalization. If the per share market price does not increase in proportion to the proposed Reverse Split ratio, then the value of the combined organization, as measured by its stock capitalization, will be reduced. In some cases, the per-share stock price of companies that have effected reverse stock splits subsequently declined back to pre-reverse split levels, and accordingly, it cannot be assured that the total market value of Seneca Common Stock will remain the same after the proposed Reverse Split is effected, or that the proposed Reverse Split will not have an adverse effect on the stock price of Seneca Common Stock due to the reduced number of shares outstanding after the proposed Reverse Split.

Risks Related to Seneca’s Capital Requirements, Finances and Operations in the event the Merger is Not Completed

There is no assurance that the proposed Merger between Seneca and LBS will be completed in a timely manner or at all. If the Merger with LBS is not consummated, Seneca’s business could suffer materially and its stock price could decline.

The consummation of the Merger between Seneca and LBS is subject to a number of closing conditions, including approval by Seneca’s and LBS’s respective stockholders and other customary closing conditions. The parties are targeting a closing of the transaction in the first half of 2021, however, there can be no assurance that the Merger will be consummated within this desired timeframe, or at all.

If the Merger between Seneca and LBS is not consummated, Seneca and LBS may be subject to a number of material risks, and their respective business and Seneca’s stock price could be adversely affected, as follows:

•	Seneca and LBS have each incurred and expects to continue to incur significant expenses related to the Merger, even if the Merger is not consummated;

•	Each of Seneca and LBS could be obligated to pay the other party a $1.5 million termination fee and expense reimbursements up to $250,000 in connection with the termination of the Merger Agreement, depending on the reason for the termination;

•	The market price of Seneca Common Stock may decline to the extent that the current market price reflects a market assumption that the Merger will be completed; and

•	Nasdaq could determine to delist Seneca’s Common Stock, which could have an adverse effect on the value of Seneca’s Common Stock and any future ability to raise capital.

If the Merger is not completed, Seneca may be unsuccessful in completing an alternative strategic transaction on terms that are as favorable as the terms of the proposed transaction with LBS, or at all, and Seneca may be unable to reestablish a viable operating business.

Seneca has generated limited revenue to date from royalties under a settlement agreement and has not generated revenue from any product sales. Its assets currently consist primarily of cash, cash equivalents and short-term investments, its intellectual property portfolio, a settlement agreement pursuant to which it has received royalties, its remaining assets and its listing on The Nasdaq Stock Market. While Seneca has entered into the Merger Agreement with LBS, the consummation of the Merger may be delayed or may not occur at all. If the Merger is not completed, the Seneca Board may elect to pursue an alternative strategic transaction which similar to the proposed Merger. Attempting to complete an alternative transaction will be costly and time consuming. If the Merger is not completed and the Seneca Board determines to pursue an alternative transaction, the terms of any such alternative transaction may not be as favorable to Seneca and its stockholders as the terms of the Merger with LBS. Seneca can make no assurances that such an alternative transaction would occur at all. Further, if the Merger is not completed, given the level of investment and time that would be required to redesign its products or pursue the development of products and services pursuant to its collaboration agreements, it is unlikely that Seneca would be able to obtain the funding required to recommence its product development activities on terms favorable to its stockholders, or at all.

If the Merger is not completed, Seneca’s Board may decide to pursue a dissolution and liquidation of Seneca. In such an event, the amount of cash available for distribution to its stockholders will depend heavily on the timing of such liquidation as well as the amount of cash that will need to be reserved for commitments and contingent liabilities.

There can be no assurance that the Merger will be completed. If the Merger is not completed, the Seneca Board may decide to pursue a dissolution and liquidation of Seneca. In such an event, the amount of cash available for distribution to Seneca’s stockholders will depend heavily on the timing of such decision, as with the passage of time the amount of cash available for distribution will be reduced as Seneca continues to fund its operations. In addition, if Seneca’s Board were to approve and recommend, and its stockholders were to approve, a dissolution and liquidation of Seneca, Seneca would be required under Delaware corporate law to pay its outstanding obligations, as well as to make reasonable provision for contingent and unknown obligations, prior to making any distributions in liquidation to its stockholders. As a result of this requirement, a portion of Seneca’s remaining cash assets may need to be reserved pending the resolution of such obligations. In addition, Seneca may be subject to litigation or other claims related to a dissolution and liquidation of Seneca. If a dissolution and liquidation were pursued, Seneca’s Board, in consultation with its advisors, would need to evaluate these matters and make a determination about a reasonable amount to reserve. Accordingly, holders of Seneca’s Common Stock could lose all or a significant portion of their investment in the event of Seneca’s liquidation, dissolution or winding up.

If Seneca were to continue to advance its research and development activities and pursue development of any of its pipeline products, it would require substantial additional funding. Raising additional capital would cause dilution to its existing stockholders, and may restrict its operations or require it to relinquish rights to its technologies or to a product candidate.

Seneca currently does not have any committed external source of funds and does not expect to generate any commercial revenue in the foreseeable future. Seneca believes that its existing cash, cash equivalents and marketable securities and interest thereon will be sufficient to fund its projected operating requirements under its current operating plan. Seneca has based its estimates on assumptions that may prove to be wrong, and it may use its available capital resources sooner than it currently expects if its operating plans change. If the Merger is not completed and Seneca decides to pursue further research and development activities, it will require substantial additional funding to operate, and would expect to finance these cash needs through a combination of equity offerings, debt financings, government or other third-party funding and licensing or collaboration arrangements.

To the extent that Seneca raises additional capital through the sale of equity or convertible debt, the ownership interests of its stockholders will be diluted. In addition, the terms of any equity or convertible debt Seneca agrees to issue may include liquidation or other preferences that adversely affect the rights of Seneca’s stockholders. Convertible debt financing, if available, may involve agreements that include covenants limiting or restricting Seneca’s ability to take specific actions, such as incurring additional debt, making capital expenditures, and declaring dividends, and may impose limitations on its ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact its ability to conduct its business.

Additional funds may not be available when Seneca needs them on terms that are acceptable to Seneca, or at all. Furthermore, the novel coronavirus (“COVID-19”) pandemic continues to rapidly evolve and has already resulted in a significant disruption of global financial markets. If the disruption persists and deepens, Seneca could experience an inability to access additional capital, when and if needed. If adequate funds are not available to Seneca on a timely basis, it may be required to curtail or cease its operations.

If the Merger is not completed, raising additional funding through debt or equity financing could be difficult or not successful at all, would be dilutive and may cause the market price of Seneca’s Common Stock to further decline.

If the Merger is not completed, raising additional funding through debt or equity financing could be difficult or unavailable altogether given the turbulent financial markets. To the extent that Seneca raises additional capital through the sale of equity or convertible debt securities, the issuance of those securities would result in substantial dilution for Seneca’s current stockholders and the terms may include liquidation or other preferences that adversely affect the rights of its current stockholders. Furthermore, the issuance of additional securities, whether equity or debt, by Seneca, or the possibility of such issuance, may cause the market price of its common stock to decline further and existing stockholders may not agree with its financing plans or the terms of such financings.

Seneca and LBS have incurred and will continue to incur significant transaction costs in connection with the Merger.

Seneca has incurred and will continue to incur significant transaction costs in connection with the Merger. Seneca estimates that it will incur aggregate direct transaction costs of approximately $6.0 million associated with the Merger and approximately $1.0 million for its portion of shared transaction expenses, as well as additional costs associated with the commencement of the combined organization’s operation as a public company, which cannot be estimated accurately at this time.

LBS has incurred and will continue to incur significant transaction costs in connection with the Merger. LBS estimates that it will incur aggregate direct transaction costs of approximately $3.7 million associated with the Merger and approximately $0.1 million for its portion of shared transaction expenses, as well as additional costs associated with the commencement of the combined organization’s operation as a public company, which cannot be estimated accurately at this time.

Risks Related to Seneca

Seneca has a history of losses.

Since inception in 1996 through September 30, 2020, we have accumulated losses totaling approximately $234 million. As of September 30, 2020, we had a working capital surplus of approximately $14 million and stockholders’ equity of approximately $14 million. Our net losses for the two most recent fiscal years have been approximately $8.4 million and $4.9 million for 2019 and 2018, respectively.

To date, we have not generated any revenue from the commercial sale of our proposed products. No assurances can be given as to exactly when, if at all, we will be able to fully develop, commercialize, market, sell and/or derive any, let alone material, revenues from our proposed products.

Seneca will need to raise additional capital to continue operations.

Since our inception, we have funded our operations through the sale of our securities, credit facilities, the exercise of options and warrants, and to a lesser degree, from grants and research contracts and other revenue generating activities such as licensing. As of September 30, 2020, we had cash, cash equivalents and short-term investments on hand of approximately $13 million. We anticipate that based upon our cash position on September 30, 2020, we will be able to fund our operations for more than 12 months after this filing. We cannot assure you that we will be able to secure additional capital through financing transactions, including issuance of debt, licensing agreements or grants. Our inability to license our intellectual property, obtain grants or secure additional financing will materially impact our ability to fund our current and planned operations.

We have spent and expect to continue spending substantial cash in the research, development, clinical and pre-clinical testing of our proposed products with the goal of ultimately obtaining FDA approval and equivalent international approvals to market such products. We will require additional capital to execute our acquisition and/or in-licensing strategy as well as out-licensing initiatives. We cannot assure you that financing will be available if needed. If additional financing is not available, we may not be able to fund our operations, take advantage of business opportunities. If we exhaust our cash reserves and are unable to secure additional financing, we may be unable to meet our obligations which could result in us initiating bankruptcy proceedings or delaying or eliminating some or all our research and product development programs.

Seneca is substantially dependent on its remaining employees to facilitate the consummation of the Merger.

As of September 30, 2020, Seneca had only 7 full-time employees. Such employees’ employment with Seneca will terminate upon the closing of the Merger. Seneca’s ability to successfully complete the Merger depends in large part on Seneca’s ability to retain certain of its remaining personnel. Despite Seneca’s efforts to retain these employees, one or more may terminate their employment with Seneca on short notice. The loss of the services of any of these employees could potentially harm Seneca’s ability to consummate the Merger, to run Seneca’s day-to-day business operations, as well as to fulfill Seneca’s reporting obligations as a public company.

Management transition creates uncertainties and could harm Seneca’s business.

Seneca has in the past, and may again in the future, experience significant changes in executive leadership. Changes to company strategy, which can often times occur with the appointment of new executives, can create uncertainty, may negatively impact Seneca’s ability to execute quickly and effectively, and may ultimately be unsuccessful. In addition, executive leadership transition periods are often difficult as the new executives gain detailed knowledge of Seneca’s operations, and friction can result from changes in strategy and management style. Management transition inherently causes some loss of institutional knowledge, which can negatively affect strategy and execution. Until Seneca integrates new personnel, and unless they are able to succeed in their positions, Seneca may be unable to successfully manage and grow its business, and Seneca’s results of operations and financial condition could suffer as a result. In any event, changes in Seneca’s organization as a result of executive management transition may have a disruptive impact on Seneca’s ability to implement its strategy and could have a material adverse effect on Seneca’s business, financial condition and results of operations.

The pendency of the Merger could have an adverse effect on the trading price of Seneca’s Common Stock and Seneca’s business, financial condition and prospects.

While there have been no significant adverse effects to date, the pendency of the Merger could disrupt Seneca’s business in many ways, including:

•	the attention of Seneca’s remaining management and employees may be directed toward the completion of the Merger and related matters and may be diverted from Seneca’s day-to-day business operations; and

•	third parties may seek to terminate or renegotiate their relationships with Seneca as a result of the Merger, whether pursuant to the terms of their existing agreements with Seneca or otherwise.

Should they occur, any of these matters could adversely affect the trading price of Seneca’s Common Stock or harm Seneca’s business, financial condition and prospects.

Seneca may not be able to continue as a going concern if it does not obtain additional financing.

Seneca has incurred losses since inception and has not demonstrated an ability to generate revenues from the sales of Seneca’s proposed products.  Seneca’s ability to continue as a going concern is dependent on raising capital from the sale of its common stock and/or obtaining debt financing.  Seneca’s cash, cash equivalents and short-term investment balance at September 30, 2020 was approximately $12.8 million. On January 17, 2020, Seneca entered into an agreement with certain accredited investors from its July 30, 2019 underwritten offering. Pursuant to the agreement, Seneca agreed to reduce the exercise price of 5,555,554 common stock purchase warrants from $2.70 to $1.36 in consideration for the immediate exercise of the warrants for cash and issued the investors an aggregate of 5,555,554 replacement warrants having an exercise price of $1.23 per share. Of the replacement warrants, 2,777,777 have a term of two years and 2,777,777 have a term of five years. We received approximately $6.7 million in net proceeds. In May 2020, Seneca completed an offering 5,000,000 shares of Seneca’s Common Stock. The offering resulted in net proceeds of approximately $4.4 million, after deducting placement agent discounts and commissions and offering expenses. Also, in May 2020, Seneca received approximately $3.5 million from the exercise of 2,871,296 common stock purchase warrants.

Based on Seneca’s current expected level of operating expenditures, we expect to be able to fund our operations for more than 12 months from this filing. Seneca’s ability to remain a going concern is wholly dependent upon its ability to continue to obtain sufficient capital to fund its operations.

Despite Seneca’s ability to secure capital in the past, there can be no assurance that additional equity or debt financing will be available to it when needed or that it may be able to secure funding from any other sources. In the event that Seneca is not able to secure funding, it may be forced to curtail operations, delay or stop ongoing clinical trials, cease operations altogether or file for bankruptcy.

Seneca’s auditors have expressed substantial doubt about its ability to continue as a going concern.

Seneca’s auditors’ report on our December 31, 2019 consolidated financial statements included an explanatory paragraph that expressed substantial doubt about its ability to continue as a going concern. Seneca’s current cash level raises substantial doubt about its ability to continue as a going concern for more than 12 months from this filing. If Seneca does not obtain additional capital by such time, it may no longer be able to continue as a going concern and may cease operation or seek bankruptcy protection.

If Seneca is unable to execute on its in-licensing and acquisition strategy, its business could be materially impacted.

During 2019, Seneca initiated an in-licensing and acquisition strategy to further expand its product pipeline. Seneca’s in-licensing strategy consists of evaluating pre-clinical and clinical stage opportunities in therapeutic areas that can benefit from our current product candidates or core expertise in drug development. Although Seneca believes this strategy could diversify some of the risks inherent in focusing on limited therapeutic areas and could increase its probability of commercial success, it is extremely costly and expensive. At present, Seneca is focusing a majority of its efforts and capital resources on such strategy and has greatly reduced its other development activities. If Seneca is not able to successfully execute this strategy, its business will be materially impacted.

Seneca may experience intense competition related to the acquisition and/or in-licensing of assets.

Seneca expects to encounter intense competition from other entities undertaking similar acquisition and/or in-licensing strategies. Many of these entities, including venture capital firms, partnerships and corporations, blind pool companies, large industrial and financial institutions, small business investment companies and wealthy individuals, are well-established and have extensive experience in identifying, licensing and/or acquiring therapeutic assets. Many of these competitors possess greater financial, technical, human and other resources than Seneca and there can be no assurance that Seneca will have the ability to compete successfully. Seneca’s financial resources will be limited in comparison to those of many of its competitors. This inherent competitive limitation may compel Seneca to select certain less attractive prospects. There can be no assurance that such prospects will permit Seneca to achieve its stated business objectives.

Seneca could become the subject to securities litigation.

Commencing in 2017, Seneca has seen a dramatic decrease in the price of its common stock. More recently, in July of 2019 Seneca effected a 1-for-20 reverse stock split and completed an underwritten public offering of its securities. Commencing from the time Seneca’s reverse stock split became effective, Seneca had seen an even more drastic decrease in the price of its common stock. Plaintiffs have often initiated securities class action litigation against a company following periods of significant decreases in the market price of the company’s securities. As a result, Seneca may become the target of litigation. Securities litigation could result in substantial costs and liabilities and could divert management’s attention and resources from Seneca’s operations and business.

Seneca will need to raise additional capital to continue operations.

Since Seneca’s inception, it has funded its operations through the sale of its securities, credit facilities, the exercise of options and warrants, and to a lesser degree, from grants and research contracts and other revenue generating activities such as licensing. As of September 30, 2020, Seneca had cash, cash equivalents and short-term investments on hand of approximately $13 million. Seneca anticipates that based upon its cash position on September 30, 2020, it will be able to fund our operations for more than 12 months after this filing. Seneca cannot assure you that it will be able to secure additional capital through financing transactions, including issuance of debt, licensing agreements or grants. Seneca’s inability to license its intellectual property, obtain grants or secure additional financing will materially impact its ability to fund its current and planned operations.

Seneca has spent and expects to continue spending substantial cash in the research, development, clinical and pre-clinical testing of its proposed products with the goal of ultimately obtaining FDA approval and equivalent international approvals to market such products. Seneca will require additional capital to execute our acquisition and/or in-licensing strategy as well as out-licensing initiatives. Seneca cannot assure you that financing will be available if needed. If additional financing is not available, Seneca may not be able to fund its operations, take advantage of business opportunities. If Seneca exhausts its cash reserves and are unable to secure additional financing, it may be unable to meet its obligations which could result in it initiating bankruptcy proceedings or delaying or eliminating some or all of its research and product development programs.

Risks Relating to Seneca’s Business

Seneca’s business is dependent on the successful development of product candidates that it has yet to acquire or license.

Seneca’s business is significantly dependent on the successful development of product candidates that it has yet to acquire or license. If Seneca is successful in-licensing or acquiring product candidates, the process to approve of such product candidates is time-consuming, involves substantial expenditures of resources, and depends upon a number of factors, including the availability of alternative treatments, and the risks and benefits demonstrated in its clinical trials. Seneca’s success will depend on its ability to achieve scientific and technological advances and to translate such advances into FDA-approvable, commercially competitive products on a timely basis. Failure can occur at any stage of the process. If Seneca is not successful in its in-licensing and acquisition strategy, it will have invested substantial amounts of time and money without developing revenue-producing products.

Any product candidates Seneca is able to license or acquire will likely not be commercially available for at least several years, if at all. Seneca’s development schedules for its current and future product candidates may be affected by a variety of factors, including difficulties in identifying and in-licensing or acquiring such future products candidates, technological difficulties, clinical trial delays or failures, regulatory hurdles, competitive products, intellectual property challenges and/or changes in governmental regulation, many of which will not be within Seneca’s control. In light of the long-term nature of these types of projects, the technology potentially involved, and the other factors there can be no assurance that Seneca will be able to successfully complete the development or marketing of any product candidates.

The technologies Seneca intends to out-license may not be able to be commercially developed.

Seneca has allocated most of its resources to the development of its stem cell and small molecule technologies. These are emerging technologies which may be deemed to have limited human application. If potential licensees or acquirors believe that these technologies have limited human applications, Seneca may not be able to out-license, on acceptable terms or at all, its technologies. Failure to out-license or sell Seneca’s stem cell or small molecule technologies may materially impact the value of its business.

Seneca is unable to predict when or if it will be able to earn significant revenues.

Given that Seneca has yet to in-license or acquire new technologies, it cannot predict when, or if ever, it will be able to realize revenues related to its products. Even if in-licensed or acquired, these products are not likely to be commercially available for at least several or more years, if ever. Accordingly, Seneca does not foresee generating any significant revenue during such time. As a result, Seneca will be primarily dependent on its ability to raise capital through the sale of its securities to fund its operations for the foreseeable future.

Seneca may be subject to litigation that will be costly to defend or pursue and uncertain in its outcome.

Seneca’s business may bring it into conflict with licensees, licensors, or others with whom it has contractual or other business relationships or with its competitors or others whose interests differ from Seneca’s. If Seneca are unable to resolve these conflicts on terms that are satisfactory to all parties, it may become involved in litigation brought by or against such parties. Any litigation is likely to be expensive and may require a significant amount of management’s time and attention, at the expense of other aspects of Seneca’s business. The outcome of litigation is always uncertain, and in some cases, could include judgments against Seneca which could have a materially adverse effect on its business.

Seneca depends on a limited number of employees and consultants for its continued operations and future success.

Seneca is highly dependent on a limited number of employees and outside consultants.  Although Seneca has entered into employment and consulting agreements with these parties, these agreements can be terminated at any time.  The loss of any of its employees or consultants could adversely affect its opportunities and materially harm its future prospects.  In addition, Seneca anticipates growth and expansion into areas and activities requiring additional expertise, such as clinical testing, regulatory compliance, manufacturing and marketing.  Seneca anticipates the need for additional management personnel as well as the development of additional expertise by existing management personnel. There is intense competition for qualified personnel in the areas of Seneca’s present and planned activities, and there can be no assurance that it will be able to attract and retain the qualified personnel necessary for the development its business.

Seneca entered into employment contracts with members of its senior management team that contain significant anti-termination provisions which could make future changes in management difficult or expensive.

Seneca has entered into employment agreements with members of its senior management team. These agreements may require the payment of severance in the event one of these employees ceases to be employed. These provisions make the replacement of these employees very costly and could cause difficulty in effecting any required changes in management or a change in control.

Business or economic disruptions or global health concerns could seriously harm Seneca’s development efforts and increase its costs and expenses.

Broad-based business or economic disruptions could adversely affect Seneca’s ongoing or planned research and development activities as well as the execution of its acquisition and/or in-licensing strategy. For example, in December 2019 an outbreak of a novel strain of coronavirus originated in Wuhan, China, and has since spread around the world, including to the United States. To date, this outbreak has already resulted in extended shutdowns of many businesses around the world, including in the United States. At this time, the impact on Seneca has been employees who previously worked in our corporate office and who traveled are now limited to home office work and virtual meetings. Global health concerns, such as coronavirus, could also result in social, economic, and labor instability in the countries in which we or the third parties with whom we engage operate. Seneca cannot presently predict the scope, severity and longevity of any potential business shutdowns or disruptions, but if Seneca or any of the third parties with whom it engages or plans to engage, including the suppliers, clinical trial sites, regulators and other third parties with whom Seneca conducts business or plans to conduct business, were to experience shutdowns or other business disruptions, Seneca’s ability to conduct our business in the manner and on the timelines presently planned could be materially and negatively impacted. It is also possible that global health concerns such as this one could disproportionately impact the hospitals and clinical sites in which Seneca may conduct any of its clinical trials, which could have a material adverse effect on its business and its results of operation and financial condition.

The increasing use of social media platforms presents new risks and challenges.

Social media is increasingly being used to communicate information about our products and the diseases that our therapies are designed to treat. Social media practices in our industry continue to evolve and regulations related to such use are not always clear. This evolution creates uncertainty and risk of noncompliance with regulations applicable to our business. For example, patients and others may use social media channels to comment on the effectiveness of a product or to report an alleged adverse event. When such disclosures occur, we may fail to monitor and comply with applicable adverse event reporting obligations or we may not be able to defend against political and market pressures generated by social media due to restrictions on what we may say about our products. There is also a risk of inappropriate disclosure of sensitive information or negative or inaccurate comments about us on any social networking website. If any of these events were to occur or Seneca otherwise fails to comply with applicable regulations, it could incur liability, face overly restrictive regulatory actions or incur other harm to its business.

Risks Relating to Seneca’s Intellectual Property

Seneca may not be able to withstand challenges to its intellectual property rights.

Seneca relies on its intellectual property, including issued and applied-for patents, as the foundation of its business. Seneca’s intellectual property rights may come under challenge. No assurances can be given that Seneca’s current and potential future patents will survive such challenges. These cases are complex, lengthy, expensive, and could potentially be adjudicated adversely to our interests, removing the protection afforded by an issued patent. The viability of Seneca’s business would suffer if such patent protection were limited or eliminated. Moreover, the costs associated with defending or settling intellectual property claims would likely have a material adverse effect on Seneca’s business and future prospects.

Seneca may not be able to adequately protect against the piracy of the intellectual property in foreign jurisdictions.

Seneca conducts research in countries outside of the U.S., including through its subsidiary in the People’s Republic of China. Several of Seneca’s competitors are located in these countries and may be able to access Seneca’s technology or test results. The laws protecting intellectual property in some of these countries may not adequately protect Seneca’s trade secrets and intellectual property. The misappropriation of our intellectual property may materially impact Seneca’s position in the market and any competitive advantages, if any, that it may have.

Seneca may infringe the intellectual property rights of others and may not be able to obtain necessary licenses to third-party patents and other rights.

A number of companies, universities and research institutions have filed patent applications or have received patents relating to technologies in Seneca’s field. Seneca cannot predict which, if any, of these applications will issue as patents or how many of these issued patents will be found valid and enforceable. There may also be existing issued patents on which we would infringe by the commercialization of Seneca’s product candidates. If so, Seneca may be prevented from commercializing these products unless the third party is willing to grant a license to Seneca. Seneca may be unable to obtain licenses to the relevant patents at a reasonable cost, if at all, and may also be unable to develop or obtain alternative non-infringing technology. If Seneca is unable to obtain such licenses or develop non-infringing technology at a reasonable cost, its business could be significantly harmed. Also, any infringement lawsuits commenced against Seneca may result in significant costs, divert its management’s attention and result in an award against it for substantial damages, or potentially prevent it from continuing certain operations.

Risks Related to Ownership of Seneca’s Common Stock

The market price for Seneca’s common shares is particularly volatile.

The market for Seneca’s common shares is characterized by significant price volatility when compared to seasoned issuers, and Seneca expects that its share price will continue to be more volatile than those of a seasoned issuer. The volatility in Seneca’s share price is attributable to a number of factors. Mainly however, Seneca is a speculative or “risky” investment due to its limited operating history, lack of significant revenues to date and the uncertainty of FDA approval. By way of example, in July of 2019, Seneca completed a firm commitment underwritten public offering of our securities. During the marketing of the offering and post-closing, the market price or Seneca’s common stock decreased substantially. As a consequence of this enhanced risk, more risk-adverse investors may, under the fear of losing all or most of their investment in the event of negative news or lack of progress, be more inclined to sell their shares on the market more quickly and at greater discounts than would be the case with the stock of a seasoned issuer. Additionally, in the past, plaintiffs have often initiated securities class action litigation against a company following periods of volatility in the market price of its securities. Seneca may in the future be the target of similar litigation. Securities litigation could result in substantial costs and liabilities and could divert management’s attention and resources.

The following factors may add to the volatility in the price of Seneca’s common shares: actual or anticipated variations in our quarterly or annual operating results; the results of clinical trials for Seneca’s product candidates; FDA’s determination with respect to filings for new clinical studies, new drug applications and new indications; government regulations; announcements of significant acquisitions, strategic partnerships or joint ventures; our capital commitments; offerings of our securities and additions or departures of Seneca’s key personnel. Many of these factors are beyond Seneca’s control and may decrease the market price of Seneca’s common shares, regardless of its operating performance. Seneca cannot make any predictions or projections as to what the prevailing market price for its common shares will be at any time, including as to whether its common shares will sustain their current market prices, or as to what effect the sale of shares or the availability of common shares for sale at any time will have on the prevailing market price.

Future sales of Seneca’s common stock could cause its stock price to fall.

In January 2020, Seneca completed an inducement offering pursuant to which it reduced the exercise price of outstanding warrants in exchange for the holder exercising such warrants for cash. As a result, Seneca issued 5,555,554 shares of common stock, or approximately 61% of our issued and outstanding common stock. Transactions, such as the inducement offering, that result in a large amount of newly issued shares that are readily tradable, or other events that cause current stockholders to sell shares, could place downward pressure on the trading price of Seneca’s common stock. In addition, the lack of a robust trading market may require a stockholder who desires to sell a large number of shares of common stock to sell the shares in increments over time to mitigate any adverse impact of the sales on the market price of Seneca’s stock. If Seneca’s stockholders sell, or the market perceives that Seneca’s stockholders intend to sell for various reasons, substantial amounts of its common stock in the public market, including shares issued upon the exercise of outstanding options or warrants, the market price of its common stock could fall. Sales of a substantial number of shares of Seneca’s common stock may make it more difficult for it to sell equity or equity-related securities in the future at a time and price that Seneca deems reasonable or appropriate. Seneca may become involved in securities class action litigation that could divert management’s attention and harm its business.

Sales of a substantial number of shares of Seneca Common Stock in the public market could cause Seneca’s stock price to fall.

If Seneca’s existing stockholders sell, or indicate an intention to sell, substantial amounts of Seneca Common Stock in the public market, the market price of Seneca Common Stock could decline. Seneca had 17,295,703 shares of common stock outstanding as of November 15, 2020. Seneca is unable to predict the effect that sales may have on the prevailing market price of Seneca Common Stock. Sales of Seneca’s Common Stock by current stockholders may make it more difficult for Seneca to sell equity or equity-related securities in the future at a time and price that Seneca deems reasonable or appropriate, and make it more difficult for other stockholders to sell shares of Seneca Common Stock. In addition, as of November 15, 2020, 7,125,080 shares of common stock that are either subject to outstanding options, reserved for future issuance under Seneca’s equity incentive plans or subject to outstanding warrants will become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules and Rule 144 and Rule 701 under the Securities Act. If these additional shares of common stock are sold, or if it is perceived that they will be sold, in the public market, the market price of Seneca Common Stock could decline.

Certain of Seneca’s outstanding common stock purchase warrants contain price protection provisions (anti-dilution protection) in the event that Seneca sells its securities at prices lower than the current exercise price of such warrants, which may have a negative impact on the trading price of its common stock or impair its ability to raise capital.

As of September 30, 2020, Seneca had 149,149 common stock purchase warrants outstanding that were issued in Seneca’s May 2016 registered offering, May 2016 private placement and August 2017 registered offering that all contain price protection provisions in the event that Seneca sells securities at a price per share below their respective exercise prices (collectively “Price Protection Warrants”). Pursuant to Seneca’s May 2020 common stock offering, the Price Protection Warrants all had their exercise prices adjusted to $0.90 per share. In the event that Seneca sells securities at a price per share lower than the current exercise price of the Price Protection Warrants, their exercise prices will be further reduced. For example, the securities issued in the Pre-Merger Financing will trigger such protection, and lower the exercise price of the Price Protection Warrants. Any future adjustments to the exercise prices of the Price Protection Warrants may have a negative impact on the trading price of Seneca’s common stock. Additionally, raising additional capital with new investors may be difficult as a result of the adjustment feature.

Certain of Seneca’s outstanding common stock purchase options contain provisions (anti-dilution protection) in the event that Seneca issues additional securities, which may have a negative impact on its capital structure and may result in significant dilution to its shareholders or impair its ability to raise capital.

As of September 30, 2020, Seneca had 1,686,486 outstanding common stock purchase options held by certain members of its senior management team. These options contain provisions which have resulted in the adjustment of the shares underlying such options in order that the holder maintains his proportionate ownership of Seneca. Any future adjustments to the number of shares may have a negative impact on Seneca’s capital structure and dilute its other shareholders. Additionally, raising additional capital with new investors may be difficult as a result of the adjustment feature. As of the date hereof, each of the option holders and Seneca have agreed, subject to entering into definitive agreements, to cancel their respective outstanding options in exchange for certain payments as more fully described in the section titled “The Merger—Severance and Equity Award Acceleration.”

Seneca’s anti-takeover provisions may delay or prevent a change of control, which could adversely affect the price of its common stock.

Seneca’s amended and restated certificate of incorporation and amended and restated bylaws contain provisions that may make it difficult to remove its board of directors and management and may discourage or delay “change of control” transactions, which could adversely affect the price of its common stock. These provisions include, among others:

•	Seneca’s board of directors is divided into three classes, with each class serving for a staggered three-year term, which prevents stockholders from electing an entirely new board of directors at an annual meeting;

•	advance notice procedures that stockholders must comply with in order to nominate candidates to Seneca’s board of directors and propose matters to be brought before an annual meeting of its stockholders may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of Seneca; and

•	Seneca’s board of directors may, without stockholder approval, issue series of preferred stock, or rights to acquire preferred stock, that could dilute the interest of, or impair the voting power of, holders of Seneca’s common stock or could also be used as a method of discouraging, delaying or preventing a change of control.

If securities or industry analysts do not publish research reports, or publish unfavorable research about Seneca’s business, the price and trading volume of its common stock could decline.

The trading market for Seneca’s common stock will depend in part on the research and reports that securities or industry analysts publish about us and our business. Seneca currently has limited research coverage by securities and industry analysts. In the event an analyst downgrades Seneca’s securities, the price of our securities would likely decline. If analysts cease to cover Seneca or fail to publish regular reports on Seneca, interest in Seneca’s securities could decrease, which could cause the price of its common stock and other securities and their trading volume to decline.

Seneca’s board of directors has broad discretion to issue additional securities, which might dilute the net tangible book value per share of its common stock for existing stockholders.

Seneca is entitled under its certificate of incorporation to issue up to 300,000,000 shares of common stock and 7,000,000 “blank check” shares of preferred stock. Shares of Seneca’s blank check preferred stock provide its board of directors with broad authority to determine voting, dividend, conversion, and other rights. As of September 30, 2020, Seneca has issued and outstanding 17,295,703 shares of common stock and it has 7,167,801 shares of common stock reserved for future grants under its equity compensation plans and for issuances upon the exercise or conversion of currently outstanding options, warrants and convertible securities. As of September 30, 2020, Seneca had 200,000 shares of preferred stock issued and outstanding which are convertible into 38,873 shares of common stock. Accordingly, as of September 30, 2020, Seneca is entitled to issue up to 275,536,496 additional shares of common stock and 6,800,000 additional shares of “blank check” preferred stock. Seneca’s board may generally issue those common and preferred shares, or convertible securities to purchase those shares, without further approval by Seneca’s shareholders. Any preferred shares Seneca may issue will have such rights, preferences, privileges and restrictions as may be designated from time-to-time by Seneca’s board, including preferential dividend rights, voting rights, conversion rights, redemption rights and liquidation provisions. It is likely that Seneca will be required to issue a large amount of additional securities to raise capital in order to further its development and marketing plans. It is also likely that Seneca will be required to issue a large amount of additional securities to directors, officers, employees and consultants as compensatory grants in connection with their services, both in the form of stand-alone grants or under our various stock plans. The issuance of additional securities may cause substantial dilution to Seneca’s shareholders.

Unstable market and economic conditions may have serious adverse consequences on Seneca’s business, financial condition and stock price.

From time to time, including recently as a result of the COVID-19 pandemic, global credit and financial markets have experienced extreme volatility and disruptions, including severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates and uncertainty about economic stability. Seneca’s general business strategy may be adversely affected by any such economic downturn, volatile business environment and continued unpredictable and unstable market conditions. If the equity and credit markets deteriorate it may make any necessary debt or equity financing more difficult to complete, more costly, and more dilutive. Failure to secure any necessary financing in a timely manner and on favorable terms could have a material adverse effect on Seneca’s growth strategy, financial performance and stock price and could require Seneca to delay or abandon clinical development plans. In addition, there is a risk that one or more of Seneca’s current service providers, manufacturers and other partners may not survive an economic down-turn, which could directly affect Seneca’s ability to attain Seneca’s operating goals on schedule and on budget.

CVR Holders may not receive any payment on the CVRs and the CVRs may otherwise expire valueless.

The right of Seneca stockholders to receive any future payment for or derive any value from the CVRs will be contingent solely upon Seneca’s ability to monetize all or any part of the Seneca Legacy Technology through a Legacy Monetization within the time periods specified in the CVR Agreement and the consideration received being greater than the amounts permitted to be retained or deducted by Seneca under the CVR Agreement. In anticipation of the Merger, Seneca licensed certain patents and technologies, including a sublicense, its NSI- 189 assets for $100,000 up front for a three (3) year period, plus, upon the occurrence of certain events, the licensee has the right to purchase the NSI-189 assets for $5,000,000 at any time before the three (3) year period expires. In the event of such purchase, the net proceeds from such sale will be distributed pursuant to the Contingent Value Rights Agreement as described in the section of this proxy statement/prospectus/information statement titled “Agreements Related to the Merger–Contingent Value Rights Agreement.” If a Legacy Monetization is not achieved within the time periods specified in the CVR Agreement or the consideration received is not greater than the amounts permitted to be retained or deducted by Seneca, no payments will be made under the CVR Agreement, and the CVRs will expire valueless.

Following the Effective Time, except as set forth in the CVR Agreement, neither Seneca nor LBS will have any obligation to develop the Seneca Legacy Technology, or to expend any effort or resources to divest or otherwise monetize the Seneca Legacy Technology.

Furthermore, the CVRs will be unsecured obligations of the combined company and all payments under the CVRs, all other obligations under the CVR Agreement and the CVRs and any rights or claims relating thereto will be subordinated in right of payment to the prior payment in full of all current or future senior obligations of the combined company.

Risks Related to LBS

Risks Related to LBS’s Development, Commercialization and Regulatory Approval of LBS’s Investigational Therapies

LBS’s business depends on the successful clinical development, regulatory approval and commercialization of LB1148.

The success of LBS’s business, including its ability to finance itself and generate revenue in the future, primarily depends on the successful development, regulatory approval and commercialization of LB1148. The clinical and commercial success of LB1148 depends on a number of factors, including the following:

•	timely and successful completion of required clinical trials not yet initiated, which may be significantly slower or costlier than LBS currently anticipates and/or produce results that do not achieve the endpoints of the trials;

•	whether LBS is required by the FDA or similar foreign regulatory agencies to conduct additional studies beyond those planned to support the approval and commercialization of LB1148;

•	achieving and maintaining, and, where applicable, ensuring that LBS’s third-party contractors achieve and maintain compliance with their contractual obligations and with all regulatory requirements applicable to LB1148;

•	ability of third parties with whom LBS contracts to manufacture adequate clinical trial and commercial supplies of LB1148, to remain in good standing with regulatory agencies and to develop, validate and maintain commercially viable manufacturing processes that are compliant with current good manufacturing practices (“cGMP”);

•	a continued acceptable safety profile during clinical development and following approval of LB1148;

•	ability to obtain favorable labeling for LB1148 through regulators that allows for successful commercialization, given the drugs may be marketed only to the extent approved by these regulatory authorities (unlike with most other industries);

•	ability to successfully commercialize LB1148 in the United States and internationally, if approved for marketing, sale and distribution in such countries and territories, whether alone or in collaboration others;

•	acceptance by physicians, insurers and payors, and patients of the quality, benefits, safety and efficacy of LB1148, if either is approved, including relative to alternative and competing treatments;

•	existence of a regulatory environment conducive to the success of LB1148;

•	ability to price LB1148 to recover LBS’s development costs and generate a satisfactory profit margin; and

•	LBS’s ability and its partners’ ability to establish and enforce intellectual property rights in and to LB1148.

If LBS does not achieve one or more of these factors, many of which are beyond its control, in a timely manner or at all, LBS could experience significant delays or an inability to obtain regulatory approvals or commercialize LB1148. Even if regulatory approvals are obtained, LBS may never be able to successfully commercialize LB1148. Accordingly, LBS cannot assure you that it will ever be able to generate sufficient revenue through the sale of LB1148, if approved, to continue its business.

Some of the initial indications in which LBS plans to pursue development of LB1148 are indications for which there are no FDA-approved therapies. This makes it difficult to predict the timing and costs of clinical development for LB1148 in these indications, as well as the regulatory approval path.

There are no FDA-approved therapies for decreasing the time to normal feedings and bowel movement (or preventing necrotizing enterocolitis) in infants after heart surgery. While Entereg is approved to accelerate the time to upper and lower gastrointestinal recovery following surgeries that include partial bowel resection with primary anastomosis, there is no guarantee that regulatory precedence regarding Entereg will apply to the approval of other therapies that may accelerate the time to gastrointestinal recovery following surgery. While there are multiple medical devices approved for the reduction or elimination of postoperative intra-abdominal adhesions, there are no drugs approved to reduce postoperative intra-abdominal adhesions. The regulatory approval process for novel product candidates such as LB1148 can be more expensive and take longer than for other, better known or extensively studied therapeutic approaches.

The development and commercialization strategy for LBS’s product candidate LB1148 depends, in part, on published scientific literature and the FDA’s prior findings regarding the safety and efficacy of tranexamic acid. If LBS is not able to pursue this strategy, it may be delayed in receiving regulatory authority approval.

The Hatch-Waxman Act added Section 505(b)(2) to the U.S. Federal Food, Drug, and Cosmetic Act (“FDCA”). Section 505(b)(2) permits the submission of an NDA or BLA where at least some of the information required for approval comes from investigations that were not conducted by or for the applicant and for which the applicant has not obtained a right of reference or use from the person by or for whom the investigations were conducted. The FDA interprets Section 505(b)(2) of the FDCA, for purposes of approving an NDA/BLA, to permit the applicant to rely, in part, upon published literature and/or the FDA’s previous findings of safety and efficacy for an approved product. The FDA also requires companies to perform additional clinical trials or measurements to support any deviation from the previously approved product and to justify that it is scientifically appropriate to rely on the applicable published literature or referenced product, referred to as bridging. The FDA may then approve the new product candidate for all or some of the indications for which the referenced product has been approved, as well as for any new indication sought by the Section 505(b)(2) applicant, if such approval is supported by study data. The labeling, however, may be required to include all or some of the limitations, contraindications, warnings or precautions or restrictions on use included in the reference product’s labeling, including a boxed warning, or may require additional limitations, contraindications, warnings or precautions or restrictions on use.

LBS currently plans to pursue marketing approval for LB1148, in the United States through a 505(b)(2) NDA and will be completing bridging analyses prior to NDA submissions. If the FDA disagrees with LBS’s conclusions regarding the appropriateness of its reliance on the FDA’s prior findings of safety and efficacy for tranexamic acid (“TXA”) or on published literature, or if LBS is not otherwise able to bridge to the listed drug or published literature to demonstrate that its reliance is scientifically appropriate, LBS could be required to conduct additional clinical trials or other studies to support its NDA, which could lead to unanticipated costs and delays or to the termination of the development program for LB1148. If LBS is unable to obtain approval for LB1148 through the 505(b)(2) NDA process, it may be required to pursue the more expensive and time consuming 505(b)(1) approval process, which consists of full reports of investigations of safety and effectiveness conducted by or for LBS.

Notwithstanding the approval of a number of products by the FDA under Section 505(b)(2), pharmaceutical companies and others have objected to the FDA’s interpretation of Section 505(b)(2). If the FDA’s interpretation of Section 505(b)(2) is successfully challenged, the FDA may be required to change its policies and practices with respect to Section 505(b)(2) regulatory approvals, which could delay or even prevent the FDA from approving any NDA that LBS submits pursuant to the 505(b)(2) process. Even if LBS is allowed to pursue the 505(b)(2) regulatory pathway to FDA approval, it cannot assure you that its product candidates will receive the requisite approvals for commercialization.

LBS may find it difficult to enroll patients in its clinical trials, which could delay or prevent it from proceeding with clinical trials of its product candidates.

Identifying and qualifying subjects to participate in clinical trials of LBS’s product candidates is critical to its success. The timing of clinical trials depends on LBS’s ability to recruit subjects to participate, as well as the completion of required follow-up periods. Patients may be unwilling to participate in clinical trials because of negative publicity from adverse events related to the biotechnology or pharmaceutical fields, competitive clinical trials for similar patient populations, the existence of current treatments or for other reasons. The timeline for recruiting patients, conducting studies and obtaining regulatory approval of LBS’s product candidates may be delayed, which could result in increased costs, delays in advancing its product candidates, delays in testing the effectiveness of its product candidates or termination of the clinical trials altogether.

Patient enrollment and trial completion are affected by numerous additional factors, including the:

•	process for identifying patients;

•	design of the trial protocol;

•	eligibility and exclusion criteria;

•	perceived risks and benefits of the product candidate under study;

•	availability of competing therapies and clinical trials;

•	severity of the disease under investigation;

•	proximity and availability of clinical trial sites for prospective patients;

•	ability to obtain and maintain patient consent;

•	risk that enrolled patients will drop out before completion of the trial;

•	patient referral practices of physicians; and

•	ability to monitor patients adequately during and after treatment.

If LBS has difficulty enrolling a sufficient number of patients to conduct its clinical trials as planned, it may need to delay, limit or terminate ongoing or planned clinical trials, any of which would have an adverse effect on its business, financial condition, results of operations and prospects.

Clinical drug development is very expensive, time-consuming and uncertain.

Clinical development for LBS’s product candidates is very expensive, time-consuming, difficult to design and implement, and the outcomes are inherently uncertain. Most product candidates that commence clinical trials are never approved by regulatory authorities for commercialization and of those that are approved many do not cover their costs of development. In addition, LBS, any partner with which it may in the future collaborate, the FDA, an institutional review board (“IRB”), or other regulatory authorities, including state and local agencies and counterpart agencies in foreign countries, may suspend, delay, require modifications to or terminate LBS’s clinical trials at any time.

The results of previous clinical trials may not be predictive of future results, and the results of LBS’s current and planned clinical trials may not satisfy the requirements of the FDA or non-U.S. regulatory authorities.

The results from the prior preclinical studies and clinical trials for LB1148 discussed elsewhere in this prospectus may not necessarily be predictive of the results of future preclinical studies or clinical trials. Even if LBS is able to complete its planned clinical trials of its product candidates according to its current development timelines, the results from its prior clinical trials of its product candidates may not be replicated in these future trials. Many companies in the pharmaceutical and biotechnology industries (including those with greater resources and experience than LBS) have suffered significant setbacks in late-stage clinical trials after achieving positive results in early stage development, and LBS cannot be certain that it will not face similar setbacks. These setbacks have been caused by, among other things, preclinical findings made while clinical trials were underway or safety or efficacy observations made in clinical trials, including previously unreported adverse events. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that believed their product candidates performed satisfactorily in preclinical studies and clinical trials nonetheless have failed to obtain FDA approval. If LBS fails to produce positive results in its clinical trials of any of its product candidates, the development timelines and regulatory approvals and commercialization prospects for its product candidates and its business and financial prospects, would be adversely affected. If LBS fails to produce positive results in its clinical trials of any of its product candidates, the development timelines, regulatory approvals, and commercialization prospects for its product candidates, as well as LBS’s business and financial prospects, would be adversely affected. Further, LBS’s product candidates may not be approved even if they achieve their respective primary endpoints in Phase 3 registration trials. The FDA or non-U.S. regulatory authorities may disagree with LBS’s trial designs or its interpretation of data from preclinical studies and clinical trials. LBS has taken the position that LB1148 has a single active ingredient, TXA. LB1148 also contains polyethylene glycol 3350 (“PEG”). Across different countries and different circumstances, PEG may be regulated as an inactive ingredient, a medical device, or an active ingredient. There is uncertainty on how the FDA and other regulatory agencies will classify the PEG in LB1148. If the FDA determines that LB1148 is a combination product (of TXA and PEG) regulatory approval of this product candidate will require additional clinical trials for which there is not currently a feasible clinical trial design. In addition, any of these regulatory authorities may change requirements for the approval of a product candidate even after reviewing and providing comments or advice on a protocol for a pivotal clinical trial that has the potential to result in approval by the FDA or another regulatory authority. Furthermore, any of these regulatory authorities may also approve LBS’s product candidate for fewer or more limited indications than it requests or may grant approval contingent on the performance of costly post-marketing clinical trials.

If the clinical development of LB1148 is successful, LBS plans to eventually seek regulatory approvals of LB1148 initially in the United States, and may seek approvals in other geographies. Before obtaining regulatory approvals for the commercial sale of any product candidate for any target indication, LBS must demonstrate with substantial evidence gathered in preclinical studies and adequate and well-controlled clinical studies, and, with respect to approval in the United States, to the satisfaction of the FDA, that the product candidate is safe and effective for use for that target indication. LBS cannot assure you that the FDA or non-U.S. regulatory authorities would consider its planned clinical trials to be sufficient to serve as the basis for approval of its product candidates for any indication. The FDA and non-U.S. regulatory authorities retain broad discretion in evaluating the results of LBS’s clinical trials and in determining whether the results demonstrate that its product candidates are safe and effective. If LBS is required to conduct clinical trials of its product candidates in addition to those it has planned prior to approval, LBS will need substantial additional funds, and cannot assure you that the results of any such outcomes trial or other clinical trials will be sufficient for approval.

LBS’s product candidates may cause undesirable side effects or have other unexpected properties that could delay or prevent their regulatory approval, limit the commercial profile of an approved label, or result in post-approval regulatory action.

Unforeseen side effects from LB1148 could arise either during clinical development or, if approved, after it has been marketed. Undesirable side effects could cause LBS, any partners with which LBS may collaborate, or regulatory authorities to interrupt, extend, modify, delay or halt clinical trials and could result in a more restrictive or narrower label or the delay or denial of regulatory approval by the FDA or comparable foreign authorities.

Results of clinical trials could reveal a high and unacceptable severity and prevalence of side effects. In such an event, trials could be suspended or terminated, and the FDA or comparable foreign regulatory authorities could order us to cease further development of or deny approval of a product candidate for any or all targeted indications. The drug-related side effects could affect patient recruitment or the ability of enrolled patients to complete the trial or result in product liability claims. Any of these occurrences may harm LBS’s business, financial condition, operating results and prospects.

Additionally, if LBS or others identify undesirable side effects, or other previously unknown problems, caused by a product after obtaining U.S. or foreign regulatory approval, a number of potentially negative consequences could result, which could prevent LBS or its potential partners from achieving or maintaining market acceptance of the product and could substantially increase the costs of commercializing such product.

LBS may in the future conduct clinical trials for its product candidates outside the United States, and the FDA and applicable foreign regulatory authorities may not accept data from such trials.

LBS, as well as investigator sponsors, have conducted clinical trials, is conducting clinical trials, and may in the future choose to conduct one or more clinical trials outside of the United States. Although the FDA or applicable foreign regulatory authority may accept data from clinical trials conducted outside the United States or the applicable jurisdiction, acceptance of such study data by the FDA or applicable foreign regulatory authority may be subject to certain conditions or exclusion. Where data from foreign clinical trials are intended to serve as the basis for marketing approval in the United States, the FDA will not approve the application on the basis of foreign data alone unless such data are applicable to the U.S. population and U.S. medical practice; the studies were performed by clinical investigators of recognized competence; and the data are considered valid without the need for an on-site inspection by the FDA or, if the FDA considers such an inspection to be necessary, the FDA is able to validate the data through an on-site inspection or other appropriate means. Many foreign regulatory bodies have similar requirements. In addition, such foreign studies would be subject to the applicable local laws of the foreign jurisdictions where the studies are conducted. There can be no assurance the FDA or applicable foreign regulatory authority will accept data from trials conducted outside of the United States or the applicable home country. If the FDA or applicable foreign regulatory authority does not accept such data, it would likely result in the need for additional trials, which would be costly and time-consuming and delay aspects of LBS’s business plan.

LBS expects to rely on third-party CROs and other third parties to conduct and oversee its clinical trials. If these third parties do not meet LBS’s requirements or otherwise conduct the trials as required, LBS may not be able to satisfy its contractual obligations or obtain regulatory approval for, or commercialize, its product candidates.

LBS expects to rely on third-party contract research organizations (“CROs”) to conduct and oversee its LB1148 clinical trials and other aspects of product development. LBS also expects to rely on various medical institutions, clinical investigators and contract laboratories to conduct its trials in accordance with LBS’s clinical protocols and all applicable regulatory requirements, including the FDA’s regulations and good clinical practice (“GCP”) requirements, which are an international standard meant to protect the rights and health of patients and to define the roles of clinical trial sponsors, administrators and monitors, and state regulations governing the handling, storage, security and recordkeeping for drug and biologic products. These CROs and other third parties will play a significant role in the conduct of these trials and the subsequent collection and analysis of data from the clinical trials. LBS will rely heavily on these parties for the execution of its clinical trials and preclinical studies and will control only certain aspects of their activities. LBS and its CROs and other third-party contractors will be required to comply with GCP and good laboratory practice (“GLP”) requirements, which are regulations and guidelines enforced by the FDA and comparable foreign regulatory authorities. Regulatory authorities enforce these GCP and GLP requirements through periodic inspections of trial sponsors, principal investigators and trial sites. If LBS or any of these third parties fail to comply with applicable GCP and GLP requirements, or reveal noncompliance from an audit or inspection, the clinical data generated in LBS’s clinical trials may be deemed unreliable and the FDA or other regulatory authorities may require LBS to perform additional clinical trials before approving LBS’s or LBS’s partners’ marketing applications. LBS cannot assure that upon inspection by a given regulatory authority, such regulatory authority will determine that any of LBS’s clinical or preclinical trials comply with applicable GCP and GLP requirements. In addition, LBS’s clinical trials generally must be conducted with product produced under cGMP regulations. LBS’s failure to comply with these regulations and policies may require it to repeat clinical trials, which would delay the regulatory approval process.

If any of LBS’s CROs or clinical trial sites terminate their involvement in one of its clinical trials for any reason, it may not be able to enter into arrangements with alternative CROs or clinical trial sites or do so on commercially reasonable terms. In addition, if LBS’s relationship with clinical trial sites is terminated, it may experience the loss of follow-up information on patients enrolled in its ongoing clinical trials unless LBS is able to transfer the care of those patients to another qualified clinical trial site. In addition, principal investigators for LBS’s clinical trials may serve as scientific advisors or consultants to it from time to time and could receive cash or equity compensation in connection with such services. If these relationships and any related compensation result in perceived or actual conflicts of interest, the integrity of the data generated at the applicable clinical trial site may be questioned by the FDA.

Even if LBS receives marketing approval for LB1148, or any future product candidate, it may not be able to successfully commercialize its product candidates due to unfavorable pricing regulations or third-party coverage and reimbursement policies, which could make it difficult for LBS to sell its product candidates profitably.

Obtaining coverage and reimbursement approval for a product from a government or other third-party payor is a time consuming and costly process that could require LBS to provide supporting scientific, clinical and cost effectiveness data to the payor. There may be significant delays in obtaining such coverage and reimbursement for newly approved products, and coverage may be more limited than the purposes for which the product is approved by the FDA or comparable foreign regulatory authorities. Moreover, eligibility for coverage and reimbursement does not imply that a product will be paid for in all cases or at a rate that covers costs, including research, development, intellectual property, manufacture, sale and distribution expenses. Interim reimbursement levels for new products, if applicable, may also not be sufficient to cover costs and may not be made permanent. Reimbursement rates may vary according to the use of the product and the clinical setting in which it is used, may be based on reimbursement levels already set for lower cost products and may be incorporated into existing payments for other services. Net prices for products may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors, by any future laws limiting drug prices and by any future relaxation of laws that presently restrict imports of product from countries where they may be sold at lower prices than in the United States.

There is significant uncertainty related to the insurance coverage and reimbursement of newly approved products. Third-party payors often rely upon Medicare coverage policy and payment limitations in setting reimbursement policies, but also have their own methods and approval process apart from Medicare coverage and reimbursement determinations.

Coverage and reimbursement by a third-party payor may depend upon a number of factors, including the third-party payor’s determination that use of a product is:

•	a covered benefit under its health plan;

•	safe, effective and medically necessary;

•	appropriate for the specific patient;

•	cost-effective; and

•	neither experimental nor investigational.

LBS cannot be sure that coverage and reimbursement will be available for any product that it commercializes and, if coverage and reimbursement are available, what the level of reimbursement will be. LBS’s inability to promptly obtain coverage and adequate reimbursement rates from both government-funded and private payors for any approved products that LBS develops could have a material adverse effect on its operating results, its ability to raise capital needed to commercialize products and its overall financial condition.

Reimbursement may impact the demand for, and the price of, any product for which LBS obtains marketing approval. Assuming LBS obtains coverage for a given product by a third-party payor, the resulting reimbursement payment rates may not be adequate or may require co-payments that patients find unacceptably high. Patients who are prescribed medications for the treatment of their conditions, and their prescribing physicians, generally rely on third-party payors to reimburse all or part of the costs associated with those medications. Patients are unlikely to use LBS’s products unless coverage is provided and reimbursement is adequate to cover all or a significant portion of the cost of our products. Therefore, coverage and adequate reimbursement is critical to new product acceptance. Coverage decisions may depend upon clinical and economic standards that disfavor new products when more established or lower cost therapeutic alternatives are already available or subsequently become available.

LBS’s expects to experience pricing pressures in connection with the sale of any of its product candidates due to the trend toward managed healthcare, the increasing influence of health maintenance organizations, and additional legislative changes. The downward pressure on healthcare costs in general, particularly prescription medicines, medical devices and surgical procedures and other treatments, has become very intense. As a result, increasingly high barriers are being erected to the successful commercialization of new products. Further, the adoption and implementation of any future governmental cost containment or other health reform initiative may result in additional downward pressure on the price that LBS may receive for any approved product.

Outside of the United States, many countries require approval of the sale price of a product before it can be marketed and the pricing review period only begins after marketing or product licensing approval is granted. To obtain reimbursement or pricing approval in some of these countries, LBS may be required to conduct a clinical trial that compares the cost-effectiveness of its product candidate to other available therapies. In some foreign markets, prescription pharmaceutical pricing remains subject to continuing governmental control even after initial approval is granted. As a result, LBS might obtain marketing approval for a product candidate in a particular country, but then be subject to price regulations that delay its commercial launch of the product, possibly for lengthy time periods, and negatively impact the revenues, if any, LBS is able to generate from the sale of the product in that country. Adverse pricing limitations may hinder LBS’s ability to recoup its investment in one or more product candidates, even if such product candidates obtain marketing approval.

Even if a product candidate obtains regulatory approval, it may fail to achieve the broad degree of physician and patient adoption and use necessary for commercial success.

The commercial success of both LB1148, if approved, will depend significantly on the broad adoption and use of them by physicians and patients for approved indications, and it may not be commercially successful even though it is shown to be safe and effective. The degree and rate of physician and patient adoption of a product, if approved, will depend on a number of factors, including but not limited to:

•	patient demand for approved products that treat the indication for which a product is approved;

•	the effectiveness of the product compared to other available therapies or treatment regimens;

•	the availability of coverage and adequate reimbursement from managed care plans and other healthcare payors;

•	the cost of treatment in relation to alternative treatments and willingness to pay on the part of patients;

•	insurers’ willingness to see the applicable indication as a disease worth treating;

•	proper administration;

•	patient satisfaction with the results, administration and overall treatment experience;

•	limitations or contraindications, warnings, precautions or approved indications for use different than those sought by LBS that are contained in the final FDA-approved labeling for the applicable product;

•	any FDA requirement to undertake a risk evaluation and mitigation strategy;

•	the effectiveness of LBS’s sales, marketing, pricing, reimbursement and access, government affairs, and distribution efforts;

•	adverse publicity about a product or favorable publicity about competitive products;

•	new government regulations and programs, including price controls and/or limits or prohibitions on ways to commercialize drugs, such as increased scrutiny on direct-to-consumer advertising of pharmaceuticals; and

•	potential product liability claims or other product-related litigation.

If LB1148 is approved for use but fails to achieve the broad degree of physician and patient adoption necessary for commercial success, LBS’s operating results and financial condition will be adversely affected, which may delay, prevent or limit its ability to generate revenue and continue its business.

LBS’s product candidates, if approved, will face significant competition and their failure to compete effectively may prevent them from achieving significant market penetration.

The pharmaceutical industry is characterized by rapidly advancing technologies, intense competition, less effective patent terms, and a strong emphasis on developing newer, fast-to-market proprietary therapeutics. Numerous companies are engaged in the development, patenting, manufacturing and marketing of healthcare products competitive with those that LBS is developing, including LB1148. LBS will face competition from a number of sources, such as pharmaceutical companies, generic drug companies, biotechnology companies, medical device companies and academic and research institutions, many of which have greater financial resources, marketing capabilities, sales forces, manufacturing capabilities, research and development capabilities, regulatory expertise, clinical trial expertise, intellectual property portfolios, more international reach, experience in obtaining patents and regulatory approvals for product candidates and other resources than LBS. Some of the companies that offer competing products also have a broad range of other product offerings, large direct sales forces and long-term customer relationships with LBS’s target physicians, which could inhibit LBS’s market penetration efforts.

With respect to LBS’s lead product candidate, LB1148, for the indication of postoperative improvement of bowel function, LBS expects to face competition in the pharmacological therapy space from alvimopan, marketed as a branded product, ENTEREG, by Merck, as well as in generic form. There are no pharmacotherapies for decreasing the time to normal feedings and bowel movement (or preventing necrotizing enterocolitis) in infants after heart surgery or for the reduction or elimination of postoperative intra-abdominal adhesions. However, LBS will face general competition from other medical interventions, namely surgical procedures and adhesion barrier products. Adhesion barrier products approved for abdominal or pelvic surgery in the United States consist of SEPRAFILM, INTERCEED and ADEPT. In addition, several products are used off-label for adhesion prevention in the United States, including EVICEL, SURGIWRAP, COSEAL and PRECLUDE. Adhesion barrier products available outside the United States include HYALOBARRIER, SPRAYSHIELD, PREVADH, and INTERCOAT. Such products are used as adjunctive interventions, have variable efficacy, and are not easily used with laparoscopic procedures, which are becoming increasingly common.

Any adverse developments that occur during any clinical trials conducted by Newsoara may affect our ability to obtain regulatory approval or commercialize LB1148.

Newsoara Biopharma Co., Ltd. (“Newsoara”) has the rights to develop and commercialize LB1148 in China for return of bowel function, reduction of adhesions, and sepsis. If serious adverse events occur during any clinical trials Newsoara decides to conduct with respect to LB1148, the FDA and other regulatory authorities may delay, limit or deny approval of LB1148 or require us to conduct additional clinical trials as a condition to marketing approval, which would increase our costs. If we receive FDA approval for LB1148 and a new and serious safety issue is identified in connection with clinical trials conducted by Newsoara, the FDA and other regulatory authorities may withdraw their approval of the product or otherwise restrict our ability to market and sell our product. In addition, treating physicians may be less willing to administer our product due to concerns over such adverse events, which would limit our ability to commercialize LB1148.

Risks Related to LBS’s Business

LBS has a very limited operating history and has never generated any revenues from product sales.

LBS is an early-stage biotechnology company with a very limited operating history that may make it difficult to evaluate the success of its business to date and to assess its future viability. LBS was initially formed in 2005 and its operations, to date, have been limited to business planning, raising capital, developing LBS’s pipeline assets and other research and development. LBS has not yet demonstrated an ability to successfully complete any clinical trials and has never completed the development of any product candidate, nor has it ever generated any revenue from product sales or otherwise. Consequently, LBS has no meaningful operations upon which to evaluate its business, and predictions about its future success or viability may not be as accurate as they could be if it had a longer operating history or a history of successfully developing and commercializing biopharmaceutical products.

LBS currently has no products approved for sale, and it may never obtain regulatory approval to commercialize any of its product candidates.

The research, testing, manufacturing, safety surveillance, efficacy, quality control, recordkeeping, labeling, packaging, storage, approval, sale, marketing, distribution, import, export and reporting of safety and other post-market information related to its biopharmaceutical products are subject to extensive regulation by the FDA and other regulatory authorities in the United States and in foreign countries, and such regulations differ from country to country and frequently are revised.

Even after LBS achieves U.S. regulatory approval for a product candidate, if any, LBS will be subject to continued regulatory review and compliance obligations. For example, with respect to LBS’s product candidates, the FDA may impose significant restrictions on the approved indicated uses for which the product may be marketed or on the conditions of approval. A product candidate’s approval may contain requirements for potentially costly post-approval studies and surveillance, including Phase 4 clinical trials, to monitor the safety and efficacy of the product. LBS also will be subject to ongoing FDA obligations and continued regulatory review with respect to, among other things, the manufacturing, processing, labeling, packaging, distribution, pharmacovigilance and adverse event reporting, storage, advertising, promotion and recordkeeping for LBS’s product candidates. These requirements include submissions of safety and other post-marketing information and reports, registration, continued compliance with cGMP requirements and with the FDA’s GCP requirements and GLP requirements, which are regulations and guidelines enforced by the FDA for all of LBS’s product candidates in clinical and preclinical development, and for any clinical trials that it conducts post-approval, as well as continued compliance with the FDA’s laws governing commercialization of the approved product, including but not limited to the FDA’s Office of Prescription Drug Promotion (“OPDP”) regulation of promotional activities, fraud and abuse, product sampling, scientific speaker engagements and activities, formulary interactions as well as interactions with healthcare practitioners. To the extent that a product candidate is approved for sale in other countries, LBS may be subject to similar or more onerous (i.e., prohibition on direct-to-consumer advertising that does not exist in the United States) restrictions and requirements imposed by laws and government regulators in those countries.

In addition, manufacturers of drug and biologic products and their facilities are subject to continual review and periodic inspections by the FDA and other regulatory authorities for compliance with cGMP regulations. If LBS or a regulatory agency discovers previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, or problems with the manufacturing, processing, distribution or storage facility where, or processes by which, the product is made, a regulatory agency may impose restrictions on that product or LBS, including requesting that LBS initiate a product recall, or requiring notice to physicians or the public, withdrawal of the product from the market, or suspension of manufacturing.

If LBS, its product candidates or the manufacturing facilities for its product candidates fail to comply with applicable regulatory requirements, a regulatory agency may:

•	impose restrictions on the sale, marketing or manufacturing of the product, amend, suspend or withdraw product approvals or revoke necessary licenses;

•	mandate modifications to promotional and other product-specific materials or require LBS to provide corrective information to healthcare practitioners or in its advertising;

•	require LBS or its partners to enter into a consent decree, which can include imposition of various fines, reimbursements for inspection costs, required due dates for specific actions, penalties for noncompliance and, in extreme cases, require an independent compliance monitor to oversee LBS’s activities;

•	issue warning letters, bring enforcement actions, initiate surprise inspections, issue show cause notices or untitled letters describing alleged violations, which may be publicly available;

•	commence criminal investigations and prosecutions;

•	impose injunctions, suspensions or revocations of necessary approvals or other licenses;

•	impose other civil or criminal penalties;

•	suspend any ongoing clinical trials;

•	place restrictions on the kind of promotional activities that can be done;

•	delay or refuse to approve pending applications or supplements to approved applications filed by LBS or its potential partners;

•	refuse to permit drugs or precursor chemicals to be imported or exported to or from the United States;

•	suspend or impose restrictions on operations, including costly new manufacturing requirements; or

•	seize or detain products or require LBS or its partners to initiate a product recall.

The regulations, policies or guidance of the FDA and other applicable government agencies may change, and new or additional statutes or government regulations may be enacted, including at the state and local levels, which can differ by geography and could prevent or delay regulatory approval of LBS’s product candidates or further restrict or regulate post-approval activities. LBS cannot predict the likelihood, nature or extent of adverse government regulations that may arise from future legislation or administrative action, either in the United States or abroad. If LBS is not able to achieve and maintain regulatory compliance, it may not be permitted to commercialize its product candidates, which would adversely affect its ability to generate revenue and achieve or maintain profitability.

LBS currently has no marketing capabilities and no sales organization. If LBS is unable to establish sales and marketing capabilities on its own or through third parties, LBS will be unable to successfully commercialize its product candidates, if approved, or generate product revenue.

LBS currently has no marketing capabilities and no sales organization. To commercialize LBS’s product candidates, if approved, in the United States and other jurisdictions, LBS must build its marketing, sales, distribution, managerial and other non-technical capabilities or make arrangements with third parties to perform these services, and LBS may not be successful in doing so. Although LBS’s employees, consultants, contractors, and partners have experience in the marketing, sale and distribution of pharmaceutical products, and business development activities involving external alliances, from prior employment at other companies, LBS as a company has no prior experience in the marketing, sale and distribution of pharmaceutical products, and there are significant risks involved in building and managing a sales organization, including its ability to hire, retain and incentivize qualified individuals, generate sufficient sales leads, provide adequate training to sales and marketing personnel, and effectively manage a geographically dispersed sales and marketing team. Any failure or delay in the development of LBS’s internal sales, marketing, distribution and pricing/reimbursement/access capabilities would impact adversely the commercialization of these products.

LBS may face product liability exposure, and if successful claims are brought against it, LBS may incur substantial liability if its insurance coverage for those claims is inadequate.

LBS faces an inherent risk of product liability or similar causes of action as a result of the clinical testing of its product candidates and will face an even greater risk if LBS commercializes any products. This risk exists even if a product is approved for commercial sale by the FDA and manufactured in facilities licensed and regulated by the FDA or an applicable foreign regulatory authority and notwithstanding LBS complying with applicable laws on promotional activity. LBS’s products and product candidates are designed to affect important bodily functions and processes. Any side effects, manufacturing defects, misuse or abuse associated with LBS’s product candidates could result in injury to a patient or potentially even death. LBS cannot offer any assurance that it will not face product liability suits in the future, nor can it assure that its insurance coverage will be sufficient to cover its liability under any such cases.

In addition, a liability claim may be brought against LBS even if its product candidates merely appear to have caused an injury. Product liability claims may be brought against LBS by consumers, healthcare providers, pharmaceutical companies or others selling or otherwise coming into contact with its product candidates, among others, and under some circumstances even government agencies. If LBS cannot successfully defend itself against product liability or similar claims, it will incur substantial liabilities, reputational harm and possibly injunctions and punitive actions. In addition, regardless of merit or eventual outcome, product liability claims may result in:

•	withdrawal or delay of recruitment or decreased enrollment rates of clinical trial participants;

•	termination or increased government regulation of clinical trial sites or entire trial programs;

•	the inability to commercialize LBS’s product candidates;

•	decreased demand for LBS’s product candidates;

•	impairment of LBS’s business reputation;

•	product recall or withdrawal from the market or labeling, marketing or promotional restrictions;

•	substantial costs of any related litigation or similar disputes;

•	distraction of management’s attention and other resources from LBS’s primary business;

•	significant delay in product launch;

•	substantial monetary awards to patients or other claimants against LBS that may not be covered by insurance;

•	withdrawal of reimbursement or formulary inclusion; or

•	loss of revenue.

LBS intends to obtain product liability insurance coverage for its clinical trials. Large judgments have been awarded in class action or individual lawsuits based on drugs that had unanticipated side effects. LBS’s insurance coverage may not be sufficient to cover all of its product liability-related expenses or losses and may not cover it for any expenses or losses it may suffer. Moreover, insurance coverage is becoming increasingly expensive, restrictive and narrow, and, in the future, LBS may not be able to maintain adequate insurance coverage at a reasonable cost, in sufficient amounts or upon adequate terms to protect it against losses due to product liability or other similar legal actions. LBS will need to increase its product liability coverage if any of its product candidates receive regulatory approval, which will be costly, and it may be unable to obtain this increased product liability insurance on commercially reasonable terms or at all and for all geographies in which LBS wishes to launch. A successful product liability claim or series of claims brought against LBS, if judgments exceed its insurance coverage, could decrease its cash and harm its business, financial condition, operating results and future prospects.

LBS’s employees, independent contractors, principal investigators, other clinical trial staff, consultants, vendors, CROs and any partners with whom LBS may collaborate may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.

LBS is exposed to the risk that its employees, independent contractors, principal investigators, other clinical trial staff, consultants, vendors, CROs and any partners with which LBS may collaborate may engage in fraudulent or other illegal activity. Misconduct by these persons could include intentional, reckless, gross or negligent misconduct or unauthorized activity that violates: laws or regulations, including those laws requiring the reporting of true, complete and accurate information to the FDA or foreign regulatory authorities; manufacturing standards; federal, state and foreign healthcare fraud and abuse laws and data privacy; anticorruption laws, antikickback and Medicare/Medicaid rules, or laws that require the true, complete and accurate reporting of financial information or data, books and records. If any such or similar actions are instituted against LBS and LBS is not successful in defending itself or asserting LBS’s rights, those actions could have a significant impact on LBS’s business, including the imposition of civil, criminal and administrative and punitive penalties, damages, monetary fines, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, debarments, contractual damages, reputational harm, diminished profits and future earnings, injunctions, and curtailment or cessation of LBS’s operations, any of which could adversely affect LBS’s ability to operate LBS’s business and LBS’s operating results.

LBS may be subject to risks related to off-label use of its product candidates.

The FDA strictly regulates the advertising and promotion of drug products, and drug products may only be marketed or promoted for their FDA approved uses, consistent with the product’s approved labeling. Advertising and promotion of any product candidate that obtains approval in the United States will be heavily scrutinized by the FDA, the Department of Justice, the Office of Inspector General of the Department of Health and Human Services, state attorneys general, members of Congress and the public. Violations, including promotion of LBS’s products for unapproved or off-label uses, are subject to enforcement letters, inquiries and investigations, and civil, criminal and/or administrative sanctions by the FDA. Additionally, advertising and promotion of any product candidate that obtains approval outside of the United States will be heavily scrutinized by relevant foreign regulatory authorities.

Even if LBS obtains regulatory approval for its product candidates, the FDA or comparable foreign regulatory authorities may require labeling changes or impose significant restrictions on a product’s indicated uses or marketing or impose ongoing requirements for potentially costly post-approval studies or post-market surveillance.

In the United States, engaging in impermissible promotion of LBS’s product candidates for off-label uses can also subject it to false claims litigation under federal and state statutes, which can lead to civil, criminal and/or administrative penalties and fines and agreements, such as a corporate integrity agreement, that materially restrict the manner in which LBS promotes or distributes its product candidates. If LBS does not lawfully promote its products once they have received regulatory approval, LBS may become subject to such litigation and, if it is not successful in defending against such actions, those actions could have a material adverse effect on its business, financial condition and operating results and even result in having an independent compliance monitor assigned to audit LBS’s ongoing operations for a lengthy period of time.

LBS’s or third party’s clinical trials may fail to demonstrate the safety and efficacy of its product candidates, or serious adverse or unacceptable side effects may be identified during their development, which could prevent or delay marketing approval and commercialization, increase LBS’s costs or necessitate the abandonment or limitation of the development of the product candidate.

Before obtaining marketing approvals for the commercial sale of any product candidate, LBS must demonstrate through lengthy, complex and expensive preclinical testing and clinical trials that such product candidate is both safe and effective for use in the applicable indication, and failures can occur at any stage of testing. Clinical trials often fail to demonstrate safety and are associated with side effects or have characteristics that are unexpected. Based on the safety profile seen in clinical testing, LBS may need to abandon development or limit development to more narrow uses in which the side effects or other characteristics are less prevalent, less severe or more tolerable from a risk-benefit perspective. The FDA or an IRB may also require that LBS suspend, discontinue, or limit clinical trials based on safety information. Such findings could further result in regulatory authorities failing to provide marketing authorization for the product candidate. Many pharmaceutical candidates that initially showed promise in early stage testing and which were efficacious have later been found to cause side effects that prevented further development of the drug candidate and, in extreme cases, the side effects were not seen until after the drug was marketed, causing regulators to remove the drug from the market post-approval.

LBS may expend its limited resources to pursue a particular indication and fail to capitalize on indications that may be more profitable or for which there is a greater likelihood of success.

Because LBS has limited financial and managerial resources, it is currently focusing only on development programs that it identifies for specific indications for its product candidates. As a result, LBS may forego or delay pursuit of opportunities for other indications, or with other potential product candidates that later prove to have greater commercial potential. LBS’s resource allocation decisions may cause it to fail to capitalize on viable commercial products or profitable market opportunities. LBS’s spending on current and future research and development programs for specific indications or future product candidates may not yield any commercially viable product. If LBS does not accurately evaluate the commercial potential or target market for its product candidates, it may not gain approval or achieve market acceptance of that candidate, and its business and financial results will be harmed.

LBS may choose not to continue developing or commercializing any of its product candidates, or may choose not to commercialize product candidates in approved indications, at any time during development or after approval, which would reduce or eliminate its potential return on investment for those product candidates.

At any time, LBS may decide to discontinue the development of any of its product candidates for a variety of reasons, including the appearance of new technologies that make its product obsolete, competition from a competing product or changes in or failure to comply with applicable regulatory requirements. If LBS terminates a program in which it has invested significant resources, LBS will not receive any return on its investment and it will have missed the opportunity to have allocated those resources to potentially more productive uses.

Healthcare reform measures could hinder or prevent the commercial success of LBS’s product candidates.

The current presidential administration and certain members of the majority of the U.S. Congress have sought to repeal all or part of the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act (collectively, “Affordable Care Act”), and implement a replacement program. For example, the so-called “individual mandate” was repealed as part of tax reform legislation adopted in December 2017, such that the shared responsibility payment for individuals who fail to maintain minimum essential coverage under section 5000A of the Code was eliminated beginning in 2019. In addition, litigation may prevent some or all of the Affordable Care Act legislation from taking effect. For example, on December 14, 2018, the U.S. District Court for the Northern District of Texas held that the individual mandate is a critical and inseverable feature of the Affordable Care Act, and therefore, because it was repealed as part of the tax reform legislation, the remaining provisions of the Affordable Care Act are invalid as well. The impact of this ruling is stayed as it is appealed to the Fifth Circuit Court of Appeals. While the ruling will have no immediate effect, it is unclear how this decision, and subsequent appeals, if any, will impact the law. In 2019 and beyond, LBS may face additional uncertainties as a result of likely federal and administrative efforts to repeal, substantially modify or invalidate some or all of the provisions of the Affordable Care Act. There is no assurance that the Affordable Care Act, as amended in the future, will not adversely affect LBS’s business and financial results.

Additionally, in October 2018, the U.S. President proposed to lower Medicare Part B drug prices, in addition to contemplating other measures to lower prescription drug prices. While this proposal has not yet been enacted, LBS expects that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for its product candidates if approved or additional pricing pressures.

There are also calls to ban all direct-to-consumer advertising of pharmaceuticals, which would limit LBS’s ability to market its product candidates. The United States is in a minority of jurisdictions that allow this kind of advertising and its removal could limit the potential reach of a marketing campaign.

LBS may also be subject to stricter healthcare laws, regulation and enforcement, and its failure to comply with those laws could adversely affect its business, operations and financial condition.

Certain federal and state healthcare laws and regulations pertaining to fraud and abuse and patients’ rights are and will be applicable to LBS’s business. LBS is subject to regulation by both the federal government and the states in which it or its partners conduct business. The healthcare laws and regulations that may affect LBS’s ability to operate include: the federal Anti-Kickback Statute; federal civil and criminal false claims laws and civil monetary penalty laws; the federal Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act; the Prescription Drug Marketing Act (for sampling of drug product among other things); the federal physician sunshine requirements under the Affordable Care Act; the Foreign Corrupt Practices Act as it applies to activities outside of the United States; the new federal Right-to-Try legislation; and state law equivalents of many of the above federal laws.

Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available, it is possible that some of LBS’s business activities could be subject to challenge under one or more of such laws. In addition, recent healthcare reform legislation has strengthened these laws. For example, the recently enacted Affordable Care Act, among other things, amended the intent requirement of the federal Anti-Kickback Statute and certain criminal healthcare fraud statutes. A person or entity no longer needs to have actual knowledge of the statute or specific intent to violate it. In addition, the Affordable Care Act provided that the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act.

Achieving and sustaining compliance with these laws may prove costly. In addition, any action against LBS for violation of these laws, even if LBS successfully defends against it, could cause LBS to incur significant legal expenses and divert its management’s attention from the operation of its business and result in reputational damage. If LBS’s operations are found to be in violation of any of the laws described above or any other governmental laws or regulations that apply to LBS, it may be subject to penalties, including administrative, civil and criminal penalties, damages, including punitive damages, fines, disgorgement, the exclusion from participation in federal and state healthcare programs, individual imprisonment or the curtailment or restructuring of its operations, and injunctions, any of which could adversely affect LBS’s ability to operate its business and its financial results.

LBS’s failure to successfully to in-license, acquire, develop and market additional product candidates or approved products would impair its ability to grow its business.

LBS intends to in-license, acquire, develop and market additional products and product candidates. Because LBS’s internal research and development capabilities are limited, it may be dependent on pharmaceutical companies, academic or government scientists and other researchers to sell or license products or technology to it. The success of this strategy depends partly on LBS’s ability to identify and select promising pharmaceutical product candidates and products, negotiate licensing or acquisition agreements with their current owners, and finance these arrangements.

The process of proposing, negotiating and implementing a license or acquisition of a product candidate or approved product is lengthy and complex. Other companies, including some with substantially greater financial, marketing, sales and other resources, may compete with LBS for the license or acquisition of product candidates and approved products. LBS has limited resources to identify and execute the acquisition or in-licensing of third-party products, businesses and technologies and integrate them into its current infrastructure. Moreover, LBS may devote resources to potential acquisitions or licensing opportunities that are never completed, or LBS may fail to realize the anticipated benefits of such efforts. LBS may not be able to acquire the rights to additional product candidates on terms that it finds acceptable or at all.

Further, any product candidate that LBS acquires may require additional development efforts prior to commercial sale, including preclinical or clinical testing and approval by the FDA and applicable foreign regulatory authorities. All product candidates are prone to risks of failure typical of pharmaceutical product development, including the possibility that a product candidate will not be shown to be sufficiently safe and effective for approval by regulatory authorities. In addition, LBS cannot provide assurance that any approved products that it acquires will be manufactured or sold profitably or achieve market acceptance.

LBS may seek to avail itself of mechanisms to expedite the development or approval for product candidates it may pursue in the future, such as fast track or breakthrough designation, but such mechanisms may not actually lead to a faster development or regulatory review or approval process.

LB1148 has received Fast Track designation from the FDA for the treatment of postoperative GI dysfunction (which may present as feeding intolerance, ileus, necrotizing enterocolitis, etc.) associated with gut hypoperfusion injury in pediatric patients who underwent congenital heart disease repair surgery. In addition, LBS may seek fast track designation, breakthrough designation, orphan drug designation, rare pediatric disease designation, priority review, or accelerated approval for product candidates it may pursue in the future. For example, if a drug is intended for the treatment of a serious or life-threatening condition and the drug demonstrates the potential to address unmet medical needs for this condition, the drug sponsor may apply for FDA fast track designation. However, the FDA has broad discretion with regard to these mechanisms, and even if LBS believes a particular product candidate is eligible for any such mechanism, it cannot guarantee that the FDA would decide to grant it. Even if it does obtain fast track or priority review designation or pursue an accelerated approval pathway, LBS may not experience a faster development process, review, or approval compared to conventional FDA procedures. The FDA may withdraw a particular designation if it believes that the designation is no longer supported by data from LBS’s clinical development program.

LBS intends to seek breakthrough designation for LB1148 for the treatment of postoperative GI dysfunction associated with gut hypoperfusion injury in pediatric patients who underwent congenital heart disease repair surgery and for the treatment of postoperative GI dysfunction associated with major surgeries that risk disrupting the intestinal mucosal barrier. A breakthrough therapy is defined as a drug that is intended, alone or in combination with one or more other drugs, to treat a serious or life-threatening disease or condition, and preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints. Designation as a breakthrough therapy is within the discretion of the FDA. Accordingly, even if LBS believes a product candidate meets the criteria for designation as a breakthrough therapy, the FDA may disagree and instead determine not to make such designation. LBS cannot be sure that its evaluation of a product candidate as qualifying for breakthrough therapy designation will meet the FDA’s requirements. In any event, the receipt of a breakthrough therapy designation for a product candidate may not result in a faster development process, review, or approval compared to conventional FDA procedures and does not assure ultimate approval by the FDA. In addition, even if one or more product candidates qualifies as a breakthrough therapy, the FDA may later decide that the product candidate no longer meets the conditions for qualification or may decide that the time period for FDA review or approval will not be shortened.

Designation of a drug or biologic as a rare pediatric disease therapy and/or as an orphan drug therapy may also come with accelerated approval rights. In addition, drugs and biologics can also obtain pediatric and/or orphan drug market exclusivity in the United States. Pediatric exclusivity, if granted, adds six months to existing exclusivity periods and patent terms and orphan drug designation may add additional years of exclusivity. However, even if one or more product candidates qualifies for rare pediatric disease designation and/or orphan drug designation, the FDA may later decide that the product candidate no longer meets the conditions for this designation or may decide that the time period for FDA review or approval will not be accelerated.

Risks Related to LBS’s Dependence on Third Parties

LBS expects to rely on collaborations with third parties for the successful development and commercialization of its product candidates.

LBS expects to rely upon the efforts of third parties for the successful development and commercialization of LBS’s current and future product candidates. The clinical and commercial success of LBS’s product candidates may depend upon maintaining successful relationships with third-party partners which are subject to a number of significant risks, including the following:

•	LBS’s partners’ ability to execute their responsibilities in a timely, cost-efficient and compliant manner;

•	reduced control over delivery and manufacturing schedules;

•	price increases and product reliability;

•	manufacturing deviations from internal or regulatory specifications;

•	quality incidents;

•	the failure of partners to perform their obligations for technical, market or other reasons;

•	misappropriation of LBS’s current or future product candidates; and

•	other risks in potentially meeting LBS’s current and future product commercialization schedule or satisfying the requirements of its end-users.

•	LBS cannot assure you that it will be able to establish or maintain third-party relationships in order to successfully develop and commercialize its product candidates.

LBS relies completely on third-party contractors to supply, manufacture and distribute clinical drug supplies for its product candidates, which may include sole-source suppliers and manufacturers; LBS intends to rely on third parties for commercial supply, manufacturing and distribution if any of its product candidates receive regulatory approval; and LBS expects to rely on third parties for supply, manufacturing and distribution of preclinical, clinical and commercial supplies of any future product candidates.

LBS does not currently have, nor does it plan to acquire, the infrastructure or capability to supply, store, manufacture or distribute preclinical, clinical or commercial quantities of drug substances or products. Additionally, LBS has not entered into a long-term commercial supply agreement to provide it with such drug substances or products. As a result, LBS’s ability to develop its product candidates is dependent, and LBS’s ability to supply its products commercially will depend, in part, on LBS’s ability to obtain the active pharmaceutical ingredients (“APIs”) and other substances and materials used in its product candidates successfully from third parties and to have finished products manufactured by third parties in accordance with regulatory requirements and in sufficient quantities for preclinical and clinical testing and commercialization. If LBS fails to develop and maintain supply and other technical relationships with these third parties, it may be unable to continue to develop or commercialize its products and product candidates.

LBS does not have direct control over whether its contract suppliers and manufacturers will maintain current pricing terms, be willing to continue supplying LBS with APIs and finished products or maintain adequate capacity and capabilities to serve its needs, including quality control, quality assurance and qualified personnel. LBS is dependent on its contract suppliers and manufacturers for day-to-day compliance with applicable laws and cGMPs for production of both APIs and finished products. If the safety or quality of any product or product candidate or component is compromised due to a failure to adhere to applicable laws or for other reasons, LBS may not be able to commercialize or obtain regulatory approval for the affected product or product candidate successfully, and LBS may be held liable for injuries sustained as a result.

In order to conduct larger or late-stage clinical trials for its product candidates and supply sufficient commercial quantities of the resulting drug product and its components, if that product candidate is approved for sale, LBS’s contract manufacturers and suppliers will need to produce its drug substances and product candidates in larger quantities, more cost-effectively and, in certain cases, at higher yields than they currently achieve. If LBS’s third-party contractors are unable to scale up the manufacture of any of its product candidates successfully in sufficient quality and quantity and at commercially reasonable prices, or are shut down or put on clinical hold by government regulators, and LBS is unable to find one or more replacement suppliers or manufacturers capable of production at a substantially equivalent cost in substantially equivalent volumes and quality, and LBS is unable to transfer the processes successfully on a timely basis, the development of that product candidate and regulatory approval or commercial launch for any resulting products may be delayed, or there may be a shortage in supply, either of which could significantly harm its business, financial condition, operating results and prospects.

LBS expects to continue to depend on third-party contract suppliers and manufacturers for the foreseeable future. LBS’s supply and manufacturing agreements, if any, do not guarantee that a contract supplier or manufacturer will provide services adequate for its needs. Additionally, any damage to or destruction of LBS’s third-party manufacturer’s or suppliers’ facilities or equipment, even by force majeure, may significantly impair its ability to have its products and product candidates manufactured on a timely basis. LBS’s reliance on contract manufacturers and suppliers further exposes it to the possibility that they, or third parties with access to their facilities, will have access to and may misappropriate LBS’s trade secrets or other proprietary information. In addition, the manufacturing facilities of certain of LBS’s suppliers may be located outside of the United States. This may give rise to difficulties in importing LBS’s products or product candidates or their components into the United States or other countries.

Risks Related to LBS’s Financial Operations

LBS has expressed substantial doubt about its ability to continue as a going concern.

As explained in Note 1 to LBS’s audited financial statements included elsewhere in this proxy statement/prospectus/information statement, management has determined that there is substantial doubt about LBS’s ability to continue as a going concern due to uncertainties that LBS’s cash flows generated from its operations will be sufficient to meet its current operating costs and LBS’s future financial statements may include a similar qualification about its ability to continue as a going concern. LBS’s audited financial statements were prepared assuming that it will continue as a going concern and do not include any adjustments that may result from the outcome of this uncertainty.

If LBS is unable to meet its current operating costs, LBS would need to seek additional financing or modify its operational plans. If LBS seeks additional financing to fund its business activities in the future and there remains substantial doubt about its ability to continue as a going concern, investors or other financing sources may be unwilling to provide additional funding to LBS on commercially reasonable terms or at all.

LBS may be adversely affected by natural disasters and other catastrophic events and by man-made problems such as terrorism that could disrupt its business operations, and its business continuity and disaster recovery plans may not adequately protect it from a serious disaster.

LBS’s headquarters and main research facility are located in the greater San Diego area, which in the past has experienced severe earthquakes and fires. If these earthquakes, fires, other natural disasters, health pandemics or epidemics, terrorism and similar unforeseen events beyond its control, including for example the ongoing COVID-19 pandemic, prevented it from using all or a significant portion of its headquarters or research facility, it may be difficult or, in certain cases, impossible for LBS to continue its business for a substantial period of time. LBS does not have a disaster recovery or business continuity plan in place and may incur substantial expenses as a result of the absence or limited nature of our internal or third party service provider disaster recovery and business continuity plans, which, particularly when taken together with its lack of earthquake insurance, could have a material adverse effect on its business. Furthermore, integral parties in LBS’s supply chain are operating from single sites, increasing their vulnerability to natural disasters or other sudden, unforeseen and severe adverse events. If such an event were to affect its supply chain, it could have a material adverse effect on LBS’s ability to conduct clinical trials, its development plans and its business.

LBS’s business and operations would suffer in the event of system failures, cyber-attacks or a deficiency in its cyber-security.

Despite the implementation of security measures, LBS’s internal computer systems and those of its current and future CROs and other contractors and consultants are vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. The risk of a security breach or disruption, particularly through cyber-attacks or cyber-intrusion, including by computer hackers, foreign governments, and cyber-terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. While LBS has not experienced any such material system failure, accident or security breach to date, if such an event were to occur and cause interruptions in LBS’s operations, it could result in a material disruption of its development programs and its business operations. In addition, since LBS sponsors clinical trials, any breach that compromises patient data and identities causing a breach of privacy could generate significant reputational damage and legal liabilities and costs to recover and repair, including affecting trust in the company to recruit for future clinical trials. For example, the loss of clinical trial data from completed or future clinical trials could result in delays in LBS’s regulatory approval efforts and significantly increase its costs to recover or reproduce the data. To the extent that any disruption or security breach were to result in a loss of, or damage to, LBS’s data or applications or inappropriate disclosure of confidential or proprietary information, LBS could incur liability and the further development and commercialization of its products and product candidates could be delayed.

Failure to remediate a material weakness in internal accounting controls could result in material misstatements in LBS’s financial statements.

LBS’s management has identified a material weakness in its internal control over financial reporting. The material weakness was due to a lack of controls in the financial closing and reporting process, including a lack of segregation of duties and the documentation and design of formalized processes and procedures surrounding the creation and posting of journal entries and account reconciliations. If not remediated, or if LBS identifies further material weaknesses in its internal controls, LBS’s failure to establish and maintain effective disclosure controls and procedures and internal control over financial reporting could result in material misstatements in its financial statements and a failure to meet its reporting and financial obligations.

Risks Related to LBS’s Intellectual Property

LBS may not be able to obtain, maintain or enforce global patent rights or other intellectual property rights that cover its product candidates and technologies that are of sufficient breadth to prevent third parties from competing against LBS.

LBS’s success with respect to its product candidates will depend, in part, on its ability to obtain and maintain patent protection in both the United States and other countries, to preserve its trade secrets and to prevent third parties from infringing on its proprietary rights. LBS’s ability to protect its product candidates from unauthorized or infringing use by third parties depends in substantial part on its ability to obtain and maintain valid and enforceable patents around the world.

The patent application process, also known as patent prosecution, is expensive and time-consuming, and LBS and its current or future licensors and licensees may not be able to prepare, file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner in all the countries that are desirable. It is also possible that LBS or its current licensors, or any future licensors or licensees, will fail to identify patentable aspects of inventions made in the course of development and commercialization activities before it is too late to obtain patent protection on them. Therefore, these and any of LBS’s patents and applications may not be prosecuted and enforced in a manner consistent with the best interests of its business. Moreover, LBS’s competitors independently may develop equivalent knowledge, methods and know-how or discover workarounds to LBS patents that would not constitute infringement. Any of these outcomes could impair LBS’s ability to enforce the exclusivity of its patents effectively, which may have an adverse impact on its business, financial condition and operating results.

Due to legal standards relating to patentability, validity, enforceability and claim scope of patents covering pharmaceutical inventions, LBS’s ability to obtain, maintain and enforce patents is uncertain and involves complex legal and factual questions especially across countries. Accordingly, rights under any existing patents or any patents LBS might obtain or license may not cover its product candidates or may not provide LBS with sufficient protection for its product candidates to afford a sustainable commercial advantage against competitive products or processes, including those from branded, generic and over-the-counter pharmaceutical companies. In addition, LBS cannot guarantee that any patents or other intellectual property rights will issue from any pending or future patent or other similar applications owned by or licensed to LBS. Even if patents or other intellectual property rights have issued or will issue, LBS cannot guarantee that the claims of these patents and other rights are or will be held valid or enforceable by the courts, through injunction or otherwise, or will provide LBS with any significant protection against competitive products or otherwise be commercially valuable to LBS in every country of commercial significance that LBS may target.

LBS’s ability to obtain and maintain valid and enforceable patents depends on whether the differences between its technology and the prior art allow its technology to be patentable over the prior art. LBS does not have outstanding issued patents covering all of the recent developments in its technology and is unsure of the patent protection that it will be successful in obtaining, if any. Even if the patents do successfully issue, third parties may design around or challenge the validity, enforceability or scope of such issued patents or any other issued patents LBS owns or licenses, which may result in such patents being narrowed, invalidated or held unenforceable. If the breadth or strength of protection provided by the patents LBS holds or pursues with respect to its product candidates is challenged, it could dissuade companies from collaborating with LBS to develop or threaten its ability to commercialize or finance its product candidates.

The laws of some foreign jurisdictions do not provide intellectual property rights to the same extent or duration as in the United States, and many companies have encountered significant difficulties in acquiring, maintaining, protecting, defending and especially enforcing such rights in foreign jurisdictions. If LBS encounters such difficulties in protecting or are otherwise precluded from effectively protecting its intellectual property in foreign jurisdictions, its business prospects could be substantially harmed, especially internationally.

Proprietary trade secrets and unpatented know-how are also very important to LBS’s business. Although LBS has taken steps to protect its trade secrets and unpatented know-how by entering into confidentiality agreements with third parties, and intellectual property protection agreements with officers, directors, employees, and certain consultants and advisors, there can be no assurance that binding agreements will not be breached or enforced by courts, that LBS would have adequate remedies for any breach, including injunctive and other equitable relief, or that its trade secrets and unpatented know-how will not otherwise become known, inadvertently disclosed by LBS or its agents and representatives, or be independently discovered by its competitors. If trade secrets are independently discovered, LBS would not be able to prevent their use and if LBS and its agents or representatives inadvertently disclose trade secrets and/or unpatented know-how, LBS may not be allowed to retrieve this and maintain the exclusivity it previously enjoyed.

LBS may not be able to protect its intellectual property rights throughout the world.

Filing, prosecuting and defending patents on LBS’s product candidates does not guarantee exclusivity. The requirements for patentability differ in certain countries, particularly developing countries. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as laws in the United States, especially when it comes to granting use and other kinds of patents and what kind of enforcement rights will be allowed, especially injunctive relief in a civil infringement proceeding. Consequently, LBS may not be able to prevent third parties from practicing its inventions in all countries outside the United States and even in launching an identical version of LBS’s product notwithstanding LBS has a valid patent in that country. Competitors may use LBS’s technologies in jurisdictions where it has not obtained patent protection to develop their own products, or produce copy products, and, further, may export otherwise infringing products to territories where LBS has patent protection but enforcement on infringing activities is inadequate or where LBS has no patents. These products may compete with LBS’s products, and LBS’s patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents and other intellectual property protection, particularly those relating to pharmaceuticals, and the judicial and government systems are often corrupt, which could make it difficult for LBS to stop the infringement of its patents or marketing of competing products in violation of its proprietary rights generally. Proceedings to enforce its patent rights in foreign jurisdictions could result in substantial costs and divert its efforts and attention from other aspects of its business, could put its global patents at risk of being invalidated or interpreted narrowly and its global patent applications at risk of not issuing, and could provoke third parties to assert claims against it. LBS may not prevail in any lawsuits that LBS initiates or infringement actions brought against LBS, and the damages or other remedies awarded, if any, may not be commercially meaningful when LBS is the plaintiff. When LBS is the defendant it may be required to post large bonds to stay in the market while it defends itself from an infringement action.

In addition, certain countries in Europe and certain developing countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties, especially if the patent owner does not enforce or use its patents over a protracted period of time. In some cases, the courts will force compulsory licenses on the patent holder even when finding the patent holder’s patents are valid if the court believes it is in the best interests of the country to have widespread access to an essential product covered by the patent. In these situations, the royalty the court requires to be paid by the license holder receiving the compulsory license is not calculated at fair market value and can be inconsequential, thereby disaffecting the patentholder’s business. In these countries, LBS may have limited remedies if its patents are infringed or if LBS is compelled to grant a license to its patents to a third party, which could also materially diminish the value of those patents. This would limit its potential revenue opportunities. Accordingly, LBS’s efforts to enforce its intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that LBS owns or licenses, especially in comparison to what it enjoys from enforcing its intellectual property rights in the Unites States. Finally, the company’s ability to protect and enforce its intellectual property rights may be adversely affected by unforeseen changes in both U.S. and foreign intellectual property laws, or changes to the policies in various government agencies in these countries, including but not limited to the patent office issuing patents and the health agency issuing pharmaceutical product approvals. Finally, many countries have large backlogs in patent prosecution, and in some countries in Latin America it can take years, even decades, just to get a pharmaceutical patent application reviewed notwithstanding the merits of the application.

Obtaining and maintaining LBS’s patent protection depends on compliance with various procedural, document submission, fee payment, and other requirements imposed by governmental patent agencies, and its patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance and annuity fees on any issued patent are due to be paid to the USPTO and foreign patent agencies in several stages over the lifetime of the patent. The USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. While an inadvertent lapse can, in many cases, be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction just for failure to know about and/or timely pay a prosecution fee. Non-compliance events that could result in abandonment or lapse of a patent or patent application include failure to respond to official actions within prescribed time limits, non-payment of fees in prescribed time periods, and failure to properly legalize and submit formal documents in the format and style the country requires. If LBS or its licensors fail to maintain the patents and patent applications covering its product candidates for any reason, the company’s competitors might be able to enter the market, which would have an adverse effect on LBS’s business.

If LBS fails to comply with its obligations under its intellectual property license agreements, it could lose license rights that are important to its business. Additionally, these agreements may be subject to disagreement over contract interpretation, which could narrow the scope of its rights to the relevant intellectual property or technology or increase its financial or other obligations to its licensors.

LBS has entered into in-license arrangements with respect to certain of its product candidates. These license agreements impose various diligence, milestone, royalty, insurance and other obligations on LBS. If LBS fails to comply with these obligations, the respective licensors may have the right to terminate the license, in which event LBS may not be able to develop or market the affected product candidate. The loss of such rights could materially adversely affect its business, financial condition, operating results and prospects. For more information about these license arrangements, see “Description of LBS’s Business—Collaborations and License Agreements.”

If LBS is sued for infringing intellectual property rights of third parties, such litigation could be costly and time consuming and could prevent or delay it from developing or commercializing its product candidates.

LBS’s commercial success depends on its ability to develop, manufacture, market and sell its product candidates and use its proprietary technologies without infringing the proprietary rights of third parties. LBS cannot assure that marketing and selling such candidates and using such technologies will not infringe existing or future patents. Numerous U.S.- and foreign-issued patents and pending patent applications owned by third parties exist in the fields relating to its product candidates. As the biotechnology and pharmaceutical industries expand and more patents are issued, the risk increases that others may assert that its product candidates, technologies or methods of delivery or use infringe their patent rights. Moreover, it is not always clear to industry participants, including us, which patents and other intellectual property rights cover various drugs, biologics, drug delivery systems or their methods of use, and which of these patents may be valid and enforceable. Thus, because of the large number of patents issued and patent applications filed in LBS’s fields across many countries, there may be a risk that third parties may allege they have patent rights encompassing LBS’s product candidates, technologies or methods.

In addition, there may be issued patents of third parties that are infringed or are alleged to be infringed by LBS’s product candidates or proprietary technologies notwithstanding patents LBS may possess. Because some patent applications in the United States may be maintained in secrecy until the patents are issued, because patent applications in the United States and many foreign jurisdictions are typically not published until 18 months after filing and because publications in the scientific literature often lag behind actual discoveries, LBS cannot be certain that others have not filed patent applications for technology covered by its own and in-licensed issued patents or its pending applications. LBS’s competitors may have filed, and may in the future file, patent applications covering LBS’s own product candidates or technology similar to LBS’s technology. Any such patent application may have priority over LBS’s own and in-licensed patent applications or patents, which could further require LBS to obtain rights to issued patents covering such technologies, which may mean paying significant licensing fees or the like. If another party has filed a U.S. patent application on inventions similar to those owned or in-licensed to us, LBS or, in the case of in-licensed technology, the licensor may have to participate, in the United States, in an interference proceeding to determine priority of invention.

LBS may be exposed to, or threatened with, future litigation by third parties having patent or other intellectual property rights alleging that its product candidates or proprietary technologies infringe such third parties’ intellectual property rights, including litigation resulting from filing under Paragraph IV of the Hatch-Waxman Act or other countries’ laws similar to the Hatch-Waxman Act. These lawsuits could claim that there are existing patent rights for such drug, and this type of litigation can be costly and could adversely affect its operating results and divert the attention of managerial and technical personnel, even if LBS does not infringe such patents or the patents asserted against LBS is ultimately established as invalid. There is a risk that a court would decide that LBS is infringing the third party’s patents and would order LBS to stop the activities covered by the patents. In addition, there is a risk that a court will order LBS to pay the other party significant damages for having violated the other party’s patents.

Because LBS relies on certain third-party licensors and partners and will continue to do so in the future, if one of its licensors or partners is sued for infringing a third party’s intellectual property rights, LBS’s business, financial condition, operating results and prospects could suffer in the same manner as if LBS were sued directly. In addition to facing litigation risks, LBS has agreed to indemnify certain third-party licensors and partners against claims of infringement caused by LBS’s proprietary technologies, and LBS has entered or may enter into cost-sharing agreements with some its licensors and partners that could require LBS to pay some of the costs of patent litigation brought against those third parties whether or not the alleged infringement is caused by its proprietary technologies. In certain instances, these cost-sharing agreements could also require LBS to assume greater responsibility for infringement damages than would be assumed just on the basis of its technology.

The occurrence of any of the foregoing could adversely affect LBS’s business, financial condition or operating results.

LBS may be subject to claims that its officers, directors, employees, consultants or independent contractors have wrongfully used or disclosed to LBS alleged trade secrets of their former employers or their former or current customers.

As is common in the biotechnology and pharmaceutical industries, certain of LBS’s employees were formerly employed by other biotechnology or pharmaceutical companies, including its competitors or potential competitors. Moreover, LBS engages the services of consultants to assist LBS in the development of LBS’s products and product candidates, many of whom were previously employed at, or may have previously been or are currently providing consulting services to, other biotechnology or pharmaceutical companies, including its competitors or potential competitors. LBS may be subject to claims that these employees and consultants or LBS has inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers or their former or current customers. Although LBS has no knowledge of any such claims being alleged to date, if such claims were to arise, litigation may be necessary to defend against any such claims. Even if LBS is successful in defending against any such claims, any such litigation could be protracted, expensive, a distraction to its management team, not viewed favorably by investors and other third parties, and may potentially result in an unfavorable outcome.

Risks Related to the Combined Company

In determining whether you should vote approve the proposals contained in this proxy statement/prospectus/information statement, you should carefully read the following risk factors in addition to the risks described above.

The combined company will need to raise additional financing in the future to fund its operations, which may not be available to it on favorable terms or at all.

The combined company will require substantial additional funds to conduct the costly and time-consuming clinical efficacy trials necessary to pursue regulatory approval of LB1148 and any other product candidates. The combined company’s future capital requirements will depend upon a number of factors, including: the number and timing of future product candidates in the pipeline; progress with and results from preclinical testing and clinical trials; the ability to manufacture sufficient drug supplies to complete preclinical and clinical trials; the costs involved in preparing, filing, acquiring, prosecuting, maintaining and enforcing patent and other intellectual property claims; and the time and costs involved in obtaining regulatory approvals and favorable reimbursement or formulary acceptance. Raising additional capital may be costly or difficult to obtain and could significantly dilute stockholders’ ownership interests or inhibit the combined company’s ability to achieve its business objectives. If the combined company raises additional funds through public or private equity offerings, the terms of these securities may include liquidation or other preferences that adversely the rights of its common stockholders. Further, to the extent that the combined company raises additional capital through the sale of common stock or securities convertible or exchangeable into common stock, its stockholder’s ownership interest in the combined company will be diluted. In addition, any debt financing may subject the combined company to fixed payment obligations and covenants limiting or restricting its ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If the combined company raises additional capital through marketing and distribution arrangements or other collaborations, strategic alliances or licensing arrangements with third parties, the combined company may have to relinquish certain valuable intellectual property or other rights to its product candidates, technologies, future revenue streams or research programs or grant licenses on terms that may not be favorable to it. Even if the combined company were to obtain sufficient funding, there can be no assurance that it will be available on terms acceptable to the combined company or its stockholders.

Seneca and LBS stockholders may not realize a benefit from the merger commensurate with the ownership dilution they will experience in connection with the Merger and the Pre-Merger Financing.

If the combined company is unable to realize the full strategic and financial benefits currently anticipated from the Merger, Seneca stockholders and LBS stockholders will have experienced substantial dilution of their ownership interests in their respective companies, including as a result of the Pre-Merger Financing, without receiving any commensurate benefit, or only receiving part of the commensurate benefit to the extent the combined company is able to realize only part of the strategic and financial benefits currently anticipated from the Merger and the Pre-Merger Financing.

Pursuant to the Pre-Merger Financing, the Converted Additional Shares may be released from escrow and issued to the Investor. In addition, the number of shares of Seneca Common Stock underlying the Bridge Warrants and Equity Warrants may be adjusted upward, as more fully described in the section entitled “Agreements Related to the Merger – Pre-Merger Financing” in this proxy statement/prospectus/information statement. If the adjustment provisions in the Bridge Warrants or Equity Warrants are triggered, a substantial number of additional shares of the combined company’s common stock may become issuable upon exercise of the Bridge Warrants or Equity Warrants, potentially increasing the impact of any subsequent exercise of the Bridge Warrants or Equity Warrants and resale of the shares issuable pursuant thereto.

The combined company will need to raise additional financing in the future to fund its operations, which may not be available to it on favorable terms or at all.

The combined company will require substantial additional funds to conduct the costly and time-consuming clinical efficacy trials necessary to pursue regulatory approval of each potential product candidate and to continue the development of LB1148 in new indications or uses. The terms of the Pre-Merger Financing include restrictions on the combined company’s ability to raise capital through the issuance of equity securities in the near term. The combined company’s future capital requirements will depend upon a number of factors, including: the number and timing of future product candidates in the pipeline; progress with and results from preclinical testing and clinical trials; the ability to manufacture sufficient drug supplies to complete preclinical and clinical trials; the costs involved in preparing, filing, acquiring, prosecuting, maintaining and enforcing patent and other intellectual property claims; and the time and costs involved in obtaining regulatory approvals and favorable reimbursement or formulary acceptance. Raising additional capital may be costly or difficult to obtain and could significantly dilute stockholders’ ownership interests or inhibit the combined company’s ability to achieve its business objectives. If the combined company raises additional funds through public or private equity offerings, the terms of these securities may include liquidation or other preferences that adversely the rights of its common stockholders. Further, to the extent that the combined company raises additional capital through the sale of common stock or securities convertible or exchangeable into common stock, your ownership interest in the combined company will be diluted. In addition, any debt financing may subject the combined company to fixed payment obligations and covenants limiting or restricting its ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If the combined company raises additional capital through marketing and distribution arrangements or other collaborations, strategic alliances or licensing arrangements with third parties, the combined company may have to relinquish certain valuable intellectual property or other rights to its product candidates, technologies, future revenue streams or research programs or grant licenses on terms that may not be favorable to it. Even if the combined company were to obtain sufficient funding, there can be no assurance that it will be available on terms acceptable to the combined company or its stockholders.

The combined company’s business could be adversely affected by the effects of health pandemics or epidemics, including the recent COVID-19 pandemic, in regions where it or third parties on which it relies have significant manufacturing facilities, concentrations of clinical trial sites or other business operations. The COVID-19 pandemic could materially affect the combined company’s operations, including at its headquarters in California, which is currently subject to a county-wide stay-at-home order, and at clinical trial sites, as well as the business or operations of manufacturers, CROs or other third parties with whom the combined company conducts business.

The combined company’s business could be adversely affected by the effects of health pandemics or epidemics in regions where it has concentrations of clinical trial sites or other business operations, and could cause significant disruption in the operations of third-party manufacturers and CROs upon whom it relies. For example, in December 2019, a novel strain of coronavirus, SARS-CoV-2, causing a disease referred to as COVID-19, was reported to have surfaced in Wuhan, China. Since then, COVID-19 has spread to most countries, including the United States and many other countries. LBS’s headquarters is located in San Diego County, California, and many of LBS’s raw materials for manufacture of LB1148 are produced in foreign countries. In March 2020, the World Health Organization declared the COVID-19 outbreak a pandemic and the U.S. government imposed travel restrictions on travel between the United States and numerous other countries. Further, the President of the United States declared the COVID-19 pandemic a national emergency, invoking powers under the Stafford Act, the legislation that directs federal emergency disaster response. Similarly, the State of California declared a state of emergency related to the spread of COVID-19. Further, on March 19, 2020 the State of California declared a statewide stay at home order for an indefinite period of time (subject to certain exceptions to facilitate authorized necessary activities) to mitigate the impact of the COVID-19 pandemic, and the order is currently adjusted on a county-by-county basis based on numerous pandemic measures. Due to the stay at home order, LBS has implemented work-from-home policies for all of its employees. The effects of the stay at home order and work-from-home policies may negatively impact productivity, disrupt business and delay clinical programs and timelines, the magnitude of which will depend, in part, on the length and severity of the restrictions and other limitations on its ability to conduct business in the ordinary course. These and similar, and perhaps more severe, disruptions in operations could negatively impact LBS’s business, operating results and financial condition.

Quarantines, stay at home and similar government orders, or the perception that such orders, shutdowns or other restrictions on the conduct of business operations could occur, related to COVID-19 or other infectious diseases, may impact personnel at third-party manufacturing facilities in the United States and other countries, or the availability or cost of materials, which could disrupt LBS’s supply chain. In particular, some of LBS’s suppliers of certain materials used in the production of LBS’s drug products are located in countries outside the United States, where there have been government-imposed quarantines. While many of these materials may be obtained by more than one supplier, restrictions resulting from the COVID-19 pandemic may disrupt LBS’s supply chain or limit its ability to obtain sufficient materials for its product candidates.

In addition, LBS’s clinical trials may be affected by the COVID-19 pandemic. Clinical site initiation and patient enrollment may be delayed due to prioritization of hospital resources toward the COVID-19 pandemic. Some patients may not be able or willing to comply with clinical trial protocols if quarantines interrupt healthcare services, particularly surgical services. Similarly, LBS’s ability to recruit and retain patients, principal investigators and site staff (who as healthcare providers may have heightened exposure to COVID-19) may be hindered, which would adversely affect clinical trial operations. In addition, the COVID-19 pandemic may cause interruption or delays in the operation of the FDA or other regulatory authorities which could negatively affect LBS’s planned clinical trials.

The spread of COVID-19, which has caused a broad impact globally, may materially affect LBS economically. While the potential economic impact brought by, and the duration of, the COVID-19 pandemic may be difficult to assess or predict, it is currently resulting in significant disruption of global financial markets. This disruption, if sustained or recurrent, could make it more difficult for LBS to access capital, which could in the future negatively affect its liquidity. In addition, a recession or market correction resulting from the spread of COVID-19 could materially affect LBS’s business and the value of its common stock.

The global pandemic of COVID-19 continues to rapidly evolve. The ultimate impact of the COVID-19 pandemic or a similar health pandemic or epidemic is highly uncertain and subject to change. LBS does not yet know the full extent of potential delays or impacts on its business, its clinical trials, healthcare systems or the global economy as a whole. These effects could have a material impact on LBS’s operations, and it will continue to monitor the COVID-19 situation closely. To the extent the COVID-19 pandemic adversely affects LBS’s operations, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section.

LBS and Seneca expect the stock price of the combined company to be highly volatile.

The market price of shares of the combined company following the Merger could be subject to significant fluctuations. Market prices for securities of biotechnology and other life sciences companies historically have been particularly volatile subject even to large daily price swings. Some of the factors that may cause the market price of shares of the combined company to fluctuate include, but are not limited to:

•	the ability of the combined company to obtain timely regulatory approvals for LB1148 or future product candidates, and delays or failures to obtain such approvals;

•	failure of LB1148 if approved, to achieve commercial success;

•	issues in manufacturing LB1148 or future product candidates;

•	the results of current and any future clinical trials of LB1148;

•	failure of other LBS product candidates, if approved, to achieve commercial success;

•	the entry into, or termination of, or breach by partners of key agreements, including key commercial partner agreements;

•	the initiation of, material developments in, or conclusion of any litigation to enforce or defend any intellectual property rights or defend against the intellectual property rights of others;

•	announcements of any dilutive equity financings;

•	announcements by commercial partners or competitors of new commercial products, clinical progress or the lack thereof, significant contracts, commercial relationships or capital commitments;

•	failure to elicit meaningful stock analyst coverage and downgrades of the company’s stock by analysts; and

•	the loss of key employees.

Moreover, the stock markets in general have experienced substantial volatility in the biotech industry that has often been unrelated to the operating performance of individual companies or a certain industry segment. These broad market fluctuations may also adversely affect the trading price of the combined company’s shares.

In the past, following periods of volatility in the market price of a company’s securities, shareholders have often instituted class action securities litigation against those companies. Such litigation, if instituted, could result in substantial costs and diversion of management attention and resources, which could significantly harm the combined company’s profitability and reputation. In addition, such securities litigation often has ensued after a reverse merger or other merger and acquisition activity of the type engaged in here by LBS with Seneca. Such litigation if brought could impact negatively the combined company’s business.

The former Seneca stockholders may sell their shares of the combined company.

Pursuant to the Merger Agreement, the stockholders of Seneca are not required to agree to restrictions on selling their stock. As such, the former Seneca stockholders may sell their stock of the combined company after the Merger, which could lead to a decline in the market value of the combined company’s stock and could negatively impact future issuances of the combined company’s equity securities.

The combined company is expected to take advantage of reduced disclosure and governance requirements applicable to smaller reporting companies, which could result in its common stock being less attractive to investors.

Following the Merger, the combined company is expected to have a public float of less than $250 million and therefore will qualify as a smaller reporting company under the rules of the SEC. As a smaller reporting company, the combined company will be able to take advantage of reduced disclosure requirements, such as simplified executive compensation disclosures and reduced financial statement disclosure requirements in its SEC filings. Decreased disclosures in the combined company’s SEC filings due to its status as a smaller reporting company may make it harder for investors to analyze its results of operations and financial prospects. We cannot predict if investors will find the combined company’s common stock less attractive if it relies on these exemptions. If some investors find its common stock less attractive as a result, there may be a less active trading market for its common stock and its stock price may be more volatile. The combined company may take advantage of the reporting exemptions applicable to a smaller reporting company until it is no longer a smaller reporting company, which status would end once it has a public float greater than $250 million. In that event, the combined company could still be a smaller reporting company if its annual revenues were below $100 million and it has a public float of less than $700 million.

The combined company does not anticipate paying any dividends in the foreseeable future.

The current expectation is that the combined company will retain its future earnings to fund the development and growth of the company’s business. As a result, capital appreciation, if any, of the shares of the combined company will be your sole source of gain, if any, for the foreseeable future.

If the combined company fails to attract and retain management and other key personnel, it may be unable to successfully develop or commercialize its product candidates or otherwise implement its business plan.

The biotech industry has experienced a high rate of turnover in recent years. The combined company’s ability to compete in the highly competitive biopharmaceuticals industry depends upon the ability to attract, retain and motivate highly skilled and experienced personnel with scientific, medical, regulatory, manufacturing and management skills and experience. The combined company will conduct its operations in the greater San Diego area, a region that is home to many other biopharmaceutical companies as well as many academic and research institutions, resulting in fierce competition for qualified personnel. The combined company may not be able to attract or retain qualified personnel in the future due to the intense competition for a limited number of qualified personnel among biopharmaceutical companies. Many of the other biopharmaceutical companies against which the combined company will compete have greater financial and other resources, different risk profiles and a longer history in the industry. The combined company’s competitors may provide higher compensation, more diverse opportunities and/or better opportunities for career advancement. Any or all of these competing factors may limit the combined company’s ability to continue to attract and retain high quality personnel, which could negatively affect its ability to successfully develop and commercialize our product candidates and to grow the business and operations as currently contemplated.

The combined company’s ability to use NOL carryforwards and certain other tax attributes may be limited.

LBS has incurred substantial losses during its history and does not expect to become profitable in the near future, and it may never achieve profitability. Unused losses for the tax year ended December 31, 2017 and prior tax years will carry forward to offset future taxable income, if any, until such unused losses expire. Pursuant to U.S. federal tax legislation enacted in late 2017, informally referenced as the Tax Cuts and Jobs Act, as modified under the Coronavirus Aid, Relief and Economic Security Act, or CARES Act, unused federal losses generated after December 31, 2017 will not expire and may be carried forward indefinitely but will be only deductible to the extent of 80% of current year taxable income in any given year. However, the CARES Act temporarily repealed the 80% taxable income limitation for tax years beginning before January 1, 2021; NOL carryforwards generated from 2018 or later and carried forward to taxable years beginning after December 31, 2020 will be subject to the 80% limitation. Also, under the CARES Act, NOLs arising in 2018, 2019 and 2020 can be carried back five years. Many states have similar laws. In addition, both current and future unused losses and other tax attributes may be subject to limitation under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, or the Code, if we undergo an “ownership change,” generally defined as a greater than 50 percentage point change (by value) in our equity ownership by certain stockholders over a three-year period. LBS has not completed a Section 382 study to assess whether an ownership change has occurred or whether there have been multiple ownership changes since its formation due to the complexity and cost associated with such a study and the fact that there may be additional such ownership changes in the future. As a result, if LBS earns net taxable income, its pre-2018 NOL carryforwards may expire prior to being used, its NOL carryforwards generated in 2018 and thereafter will be subject to a percentage limitation after 2020 and, if LBS undergoes an ownership change (or if it previously underwent such an ownership change), its ability to use all of the pre-change NOL carryforwards, and other pre-change tax attributes (such as research tax credits) to offset post-change income or taxes may be limited. Similar provisions of state tax law may also apply to limit our use of accumulated state tax attributes. In addition, at the state level, there may be periods during which the use of NOLs is suspended or otherwise limited, which could accelerate or permanently increase state taxes owed. As a result, even if LBS or the combined company attains profitability, it may be unable to use all or a material portion of its NOLs and other tax attributes, which could adversely affect future cash flows.

Changes in tax law could adversely affect LBS’s business.

The rules dealing with U.S. federal, state and local income taxation are constantly under review by the Internal Revenue Service, the U.S. Treasury Department and other governmental bodies. Changes to tax laws (which changes may have retroactive application) could adversely affect LBS or holders of its common stock. In recent years, many such changes have been made and changes are likely to continue to occur in the future. Future changes in tax laws could have a material adverse effect on LBS’s business, cash flow, financial condition or results of operations.

The combined company will incur costs and demands upon management as a result of complying with the laws and regulations affecting public companies.

The combined company will incur significant legal, accounting and other expenses that LBS did not incur as a private company, including costs associated with public company reporting requirements. The combined company will also incur costs associated with corporate governance requirements, including requirements under the Sarbanes-Oxley Act, as well as new implemented by the SEC and Nasdaq. These rules and regulations are expected to increase the combined company’s legal and financial compliance costs and to make some activities more time consuming and costly. For example, the combined company’s management team will consist of the executive officers of LBS prior to the Merger, some of whom have not previously managed and operated a public company. These executive officers and other personnel will need to devote substantial time to gaining expertise regarding operations as a public company and compliance with applicable laws and regulations. These rules and regulations also may make it difficult and expensive for the combined company to obtain directors’ and officers’ liability insurance. As a result, it may be more difficult for the combined company to attract and retain qualified individuals to serve on the combined company’s board of directors or as executive officers of the combined company, which may adversely affect investor confidence in the combined company and could cause the combined company’s business or stock price to suffer.

Anti-takeover provisions in the combined company’s charter documents and under Delaware law could make an acquisition of the combined company more difficult and may prevent attempts by the combined company stockholders to replace or remove the combined company management.

Provisions in the combined company’s certificate of incorporation and bylaws may delay or prevent an acquisition or a change in management. In addition, because the combined company will be incorporated in Delaware, it is governed by the provisions of Section 203 of the DGCL, which prohibits stockholders owning in excess of 15% of the outstanding combined company voting stock from merging or combining with the combined company. Although Seneca and LBS believe these provisions collectively will provide for an opportunity to receive higher bids by requiring potential acquirors to negotiate with the combined company’s board of directors, they would apply even if the offer may be considered beneficial by some stockholders. In addition, these provisions may frustrate or prevent any attempts by the combined company’s stockholders to replace or remove then current management by making it more difficult for stockholders to replace members of the board of directors, which is responsible for appointing the members of management.

Seneca and LBS do not anticipate that the combined company will pay any cash dividends in the foreseeable future.

The current expectation is that the combined company will retain its future earnings, if any, to fund the development and growth of the combined company’s business. As a result, capital appreciation, if any, of the common stock of the combined company will be its stockholders’ sole source of gain, if any, for the foreseeable future.

An active trading market for the combined company’s common stock may not develop and its stockholders may not be able to resell their shares of common stock for a profit, if at all.

Prior to the Merger, there had been no public market for LBS’s common stock. An active trading market for the combined company’s shares of common stock may never develop or be sustained. If an active market for its common stock does not develop or is not sustained, it may be difficult for its stockholders to sell their shares at an attractive price or at all.

Future sales of shares by existing stockholders could cause the combined company’s stock price to decline.

If existing stockholders of Seneca and LBS sell, or indicate an intention to sell, substantial amounts of the combined company’s common stock in the public market after legal restrictions on resale discussed in this proxy statement/prospectus/information statement lapse, the trading price of the common stock of the combined company could decline. Neither Seneca nor LBS is able to predict the effect that sales may have on the prevailing market price of the combined company’s common stock.

If equity research analysts do not publish research or reports, or publish unfavorable research or reports, about the combined company, its business or its market, its stock price and trading volume could decline.

The trading market for the combined company’s common stock will be influenced by the research and reports that equity research analysts publish about it and its business. Equity research analysts may elect not to provide research coverage of the combined company’s common stock after the completion of the Merger, and such lack of research coverage may adversely affect the market price of its common stock. In the event it does have equity research analyst coverage, the combined company will not have any control over the analysts, or the content and opinions included in their reports. The price of the combined company’s common stock could decline if one or more equity research analysts downgrade its stock or issue other unfavorable commentary or research. If one or more equity research analysts ceases coverage of the combined company or fails to publish reports on it regularly, demand for its common stock could decrease, which in turn could cause its stock price or trading volume to decline.

The combined company will have broad discretion in the use of proceeds from the Pre-Merger Financing and may invest or spend the proceeds in ways with which its stockholders do not agree and in ways that may not increase the value of their investments.

The combined company will have broad discretion over the use of proceeds from the Pre-Merger Financing. Its stockholders may not agree with the combined company’s decisions, and its use of the proceeds may not yield any return on its stockholders’ investments. The combined company’s failure to apply the net proceeds of the Pre-Merger Financing effectively could compromise its ability to pursue its growth strategy and the combined company might not be able to yield a significant return, if any, on its investment of these net proceeds. The combined company’s stockholders will not have the opportunity to influence its decisions on how to use the net proceeds from the Pre-Merger Financing.

If the combined company fails to maintain proper and effective internal controls, its ability to produce accurate financial statements on a timely basis could be impaired.

The combined company will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and the rules and regulations of Nasdaq. The Sarbanes-Oxley Act requires, among other things, that the combined company maintain effective disclosure controls and procedures and internal control over financial reporting. The combined company must perform system and process evaluation and testing of its internal control over financial reporting to allow management to report on the effectiveness of its internal controls over financial reporting in its Annual Report on Form 10-K filing for that year, as required by Section 404 of the Sarbanes-Oxley Act. As a private company, LBS has never been required to test its internal controls within a specified period. This will require that the combined company incur substantial professional fees and internal costs to expand its accounting and finance functions and that it expends significant management efforts. The combined company may experience difficulty in meeting these reporting requirements in a timely manner.

The combined company may discover weaknesses in its system of internal financial and accounting controls and procedures that could result in a material misstatement of its financial statements. The combined company’s internal control over financial reporting will not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

If the combined company is not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act, or if it is unable to maintain proper and effective internal controls, the combined company may not be able to produce timely and accurate financial statements. If that were to happen, the market price of its common stock could decline and it could be subject to sanctions or investigations by Nasdaq, the SEC or other regulatory authorities.

The combined company is expected to take advantage of reduced disclosure and governance requirements applicable to smaller reporting companies, which could result in its common stock being less attractive to investors.

Following the Merger, the combined company is expected to have a public float of less than $250 million and therefore will qualify as a smaller reporting company under the rules of the SEC. As a smaller reporting company, the combined company will be able to take advantage of reduced disclosure requirements, such as simplified executive compensation disclosures and reduced financial statement disclosure requirements in its SEC filings. Decreased disclosures in the combined company’s SEC filings due to its status as a smaller reporting company may make it harder for investors to analyze its results of operations and financial prospects. Seneca and LBS cannot predict if investors will find the combined company’s common stock less attractive if it relies on these exemptions. If some investors find its common stock less attractive as a result, there may be a less active trading market for its common stock and its stock price may be more volatile. The combined company may take advantage of the reporting exemptions applicable to a smaller reporting company until it is no longer a smaller reporting company, which status would end once it has a public float greater than $250 million. In that event, the combined company could still be a smaller reporting company if its annual revenues were below $100 million and it has a public float of less than $700 million.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus/information statement and the documents incorporated by reference into this proxy statement/prospectus/information statement contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, without limitation, statements related to the anticipated consummation of the proposed transactions, and other statements that are not historical facts. These forward-looking statements are based on current expectations and beliefs and involve numerous risks and uncertainties that could cause actual results to differ materially from expectations. These forward-looking statements should not be relied upon as predictions of future events as it cannot be assured that the events or circumstances reflected in these statements will be achieved or will occur. You can identify forward-looking statements by the use of forward-looking terminology including “anticipates,” “believes,” “could,” “seeks,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “pro forma,” “should,” “will,” “would,” or the negative of these words and phrases or other variations of these words and phrases or comparable terminology. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. For example, forward-looking statements include, but are not limited to statements about:

•	the approval and closing of the Merger, including the timing of the Merger;

•	the ability of Seneca to obtain a sufficient number of proxies to approve the Merger and the satisfaction of other closing conditions;

•	the Exchange Ratio, and relative ownership levels as of the closing of the Merger;

•	the timing and amount of the Pre-Merger Financing;

•	the cash balances of the combined company following the closing of the Merger and the Pre-Merger Financing;

•	the ability of Seneca to remain listed on The Nasdaq Stock Market, LLC;

•	expected restructuring-related cash outlays, including the timing and amount of those outlays;

•	LBS’s plans to develop and commercialize its product candidates, including LB1148;

•	the timing of initiation of LBS’s planned clinical trials;

•	the timing of the availability of data from LBS’s clinical trials;

•	the timing of any planned investigational new drug application or new drug application;

•	LBS’s plans to research, develop and commercialize its current and future product candidates;

•	LBS’s ability to enter into new collaborations, and to fulfill its obligations under any such collaboration agreements;

•	the clinical utility, potential benefits and market acceptance of LBS’s product candidates;

•	LBS’s commercialization, marketing and manufacturing capabilities and strategy;

•	LBS’s ability to identify additional products or product candidates with significant commercial potential;

•	developments and projections relating to LBS’s competitors and its industry;

•	the impact of government laws and regulations;

•	LBS’s ability to protect its intellectual property position;

•	LBS’s estimates regarding future revenue, expenses, capital requirements and need for additional financing following the proposed transactions; and

•	statements of belief and any statement of assumptions underlying any of the foregoing.

For a discussion of the factors that may cause Seneca, LBS or the combined company’s actual results, performance or achievements following closing of the proposed Merger to differ materially from any future results, performance or achievements expressed or implied in such forward-looking statements, or for a discussion of risk associated with the ability of Seneca and LBS to complete the Merger and the effect of the Merger on the business of Seneca, LBS and the combined company following the completion of the Merger, see “Risk Factors” beginning on page 27 of this proxy statement/prospectus/information statement. Any such risks and uncertainties may be amplified by the COVID-19 pandemic, which has caused significant economic uncertainty. The extent to which the COVID-19 pandemic impacts Seneca, LBS or the combined company’s business, operations, and financial results, including the duration and magnitude of such effects, will depend on numerous factors, which are unpredictable, including, but not limited to, the duration and spread of the outbreak, its severity, the actions to contain the virus or treat its impact, and how quickly and to what extent normal economic and operating conditions can resume. Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in reports filed with the SEC by Seneca. See “Where You Can Find More Information” beginning on page 289 of this proxy statement/prospectus/information statement. There can be no assurance that the Merger will be completed, or if it is completed, that it will close within the anticipated time period or that the expected benefits of the Merger will be realized.

If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, the results of Seneca, LBS or the combined company following completion of the Merger could differ materially from the forward-looking statements. All forward-looking statements in this proxy statement/prospectus/information statement are current only as of the date on which the statements were made. Except as required by law, Seneca and LBS each expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Seneca’s or LBS’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based.

THE VIRTUAL SPECIAL MEETING OF SENECA’S STOCKHOLDERS

Date, Time and Place

The virtual special meeting of Seneca stockholders will be held in a virtual-only webcast at 11.00 a.m., Eastern Time, on March 24, 2021 at www.virtualshareholdermeeting.com/SNCA2021SM, unless postponed or adjourned to a later date. Seneca is sending this proxy statement/prospectus/information statement to its stockholders in connection with the solicitation of proxies by Seneca’s Board for use at the Seneca virtual special meeting and any adjournments or postponements of the special meeting. This proxy statement/prospectus/information statement is first being furnished to stockholders of Seneca on or about February 12, 2021.

Seneca is closely monitoring developments related to COVID-19. It could become necessary to change the date, time, location and/or means of holding the Seneca virtual special meeting. If such a change is made, Seneca will announce the change in advance, and details on how to participate will be issued by press release, posted on Seneca’s website and filed as additional proxy materials.

Purpose of the Seneca Virtual Special Meeting

The purpose of the Seneca virtual special meeting is:

1.	Proposal No. 1 (Reverse Split). To consider and vote upon a proposal to approve Seneca’s amended and restated certificate of incorporation to effect a reverse stock split of Seneca Common Stock at a ratio within the range not less than 1-for-5 and not greater than 1-for-12, with such ratio to be mutually agreed upon by Seneca and LBS prior to the Effective Time, such amendment in the form attached as Annex D to this proxy statement/prospectus/information statement.

2.	Proposal No. 2 (Nasdaq Listing Rules). To consider and vote upon a proposal to approve (i) the issuance of shares of Seneca Common Stock pursuant to the Merger and Pre-Merger Financing, which will represent more than 20% of the shares of Seneca Common Stock outstanding immediately prior to the Merger, and (ii) the change of control resulting from the Merger and Pre-Merger Financing, pursuant to Nasdaq Listing Rules 5635(a) and 5635(b), respectively.

3.	Proposal No. 3 (2021 Equity Incentive Plan). To consider and vote upon a proposal to approve the Palisade Bio, Inc. 2021 Equity Incentive Plan, a form of which is attached as Annex E.

4.	Proposal No. 4 (Employee Stock Purchase Plan). To consider and vote upon a proposal to approve the Palisade Bio, Inc. 2021 Employee Stock Purchase Plan, a form of which is attached as Annex F.

5.	Proposal No. 5 (Change of Control Payments). To approve on a non-binding, advisory basis, the compensation that may be paid or become payable to Seneca’s named executive officers in connection with the completion of the Merger, including the agreements and understandings pursuant to which such compensation may be paid or become payable.

6.	Proposal No. 6 (Postponement or Adjournment of Special Meeting). To consider and vote upon a postponement or adjournment of the Seneca virtual special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1, 2, 3, 4 or 5.

Seneca will transact no other business at the Seneca virtual special meeting except such business as may properly be brought before the Seneca virtual special meeting or any adjournment or postponement thereof. Proposal Nos. 1 through 6 described above are collectively the “Seneca Stockholder Matters,” and Proposal Nos. 1 and 2 above are collectively the “Closing Seneca Stockholder Matters.”

Recommendation of the Seneca Board

The Seneca Board has unanimously determined that the Seneca Stockholder Matters are fair to, advisable and in the best interests of Seneca and its stockholders. The Seneca Board recommends that Seneca’s common stockholders vote “FOR” each of Proposal Nos. 1, 2, 3, 4, 5 and 6.

Record Date and Voting Power

Only holders of record of Seneca Common Stock at the close of business on the record date, February 9, 2021, are entitled to notice of, and to vote at, the Seneca virtual special meeting. Assuming no further issuances between the date hereof and the Record Date, there are approximately 69 holders of record of Seneca Common Stock at the close of business on the record date. At the close of business on the record date, it is anticipated that 17,295,703 shares of Seneca Common Stock will be issued and outstanding. Each share of Seneca Common Stock entitles the holder thereof to one vote on each matter submitted for stockholder approval. See the section titled “Principal Stockholders of Seneca” beginning on page 281 of this proxy statement/prospectus/information statement for information regarding persons known to Seneca’s management to be the beneficial owners of more than 5% of the outstanding shares of Seneca Common Stock.

Voting and Revocation of Proxies

The proxy accompanying this proxy statement/prospectus/information statement is solicited on behalf of the Seneca Board for use at the Seneca virtual special meeting.

If you are a stockholder of record of Seneca as of the record date referred to above, you may vote in person at the Seneca virtual special meeting or vote by proxy. Whether or not you plan to attend the Seneca virtual special meeting, Seneca urges you to vote by proxy to ensure your vote is counted. You may still attend the Seneca virtual special meeting and vote in person if you have already voted by proxy. As a stockholder of record you may vote in any of the following ways:

•	to vote in person, attend the Seneca virtual special meeting and follow the instructions on the virtual special meeting website;

•	to vote using the proxy card, simply mark, sign and date your proxy card and return it promptly in the postage-paid envelope provided. If you return your signed proxy card to Seneca before the Seneca virtual special meeting, Seneca will vote your shares of Seneca Common Stock as you direct on the proxy card; or

•	to vote by telephone or on the Internet, dial the number on the proxy card or voting instruction form or visit the website on the proxy card or voting instruction form to complete an electronic proxy card. You will be asked to provide the company number and control number from the enclosed proxy card. Your vote must be received by 11:59 p.m., Eastern time on March 23, 2021 to be counted.

If your shares of Seneca Common Stock are held by your broker as your nominee, that is, in “street name,” the enclosed voting instruction card is sent by the institution that holds your shares. Please follow the instructions included on that voting instruction card regarding how to instruct your broker to vote your shares of Seneca Common Stock. If you do not give instructions to your broker, your broker can vote your shares of Seneca Common Stock with respect to “routine” items but not with respect to “non-routine” items such as Proposal Nos. 2–5, and, as a result, absent specific instructions from the beneficial owner of such shares, brokers are not empowered to vote those shares. Routine items are proposals considered routine under certain rules applicable to brokers on which your broker may vote shares held in “street name” in the absence of your voting instructions. On non-routine items for which you do not give your broker instructions, your shares of Seneca Common Stock will be treated as “broker non-votes.” Broker non-votes, if any, will be treated as shares that are present at the Seneca virtual special meeting for purposes of determining whether a quorum exists but will not be counted or deemed to be present in person or by proxy for the purpose of voting.

All properly executed proxies that are not revoked will be voted at the Seneca virtual special meeting and at any adjournments or postponements of the Seneca virtual special meeting in accordance with the instructions contained in the proxy. If a holder of Seneca Common Stock executes and returns a proxy and does not specify otherwise, the shares represented by that proxy will be voted “FOR” Proposal No. 1 to approve an amended and restated certificate of incorporation of Seneca effecting the Reverse Split; “FOR” Proposal No. 2 to approve the issuance of Seneca capital stock pursuant to the Merger and the change of control resulting from the Merger; “FOR” Proposal No. 3 to approve the 2021 Equity Incentive Plan; “FOR” Proposal No. 4 to approve the 2021 Employee Stock Purchase Plan; “FOR” Proposal No. 5 to approve on a non-binding, advisory basis, the compensation that may be paid or become payable to Seneca’s named executive officers in connection with the completion of the Merger, including the agreements and understandings pursuant to which such compensation may be paid or become payable; and “FOR” Proposal No. 6 to approve the postponement or adjournment of the Seneca virtual special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1, 2, 3, 4 or 5 in accordance with the recommendation of the Seneca Board.

Seneca’s common stockholders of record, other than those Seneca stockholders who have executed voting agreements, may change their vote at any time before their proxy is voted at the Seneca virtual special meeting in one of three ways. First, a stockholder of record of Seneca can send a written notice to the Secretary of Seneca stating that the stockholder would like to revoke its proxy. Second, a stockholder of record of Seneca can submit new proxy instructions either on a new proxy card or by telephone or via the Internet. Third, a stockholder of record of Seneca can attend the Seneca virtual special meeting and vote in person. Attendance alone will not revoke a proxy. If a Seneca stockholder who owns shares of Seneca Common Stock in “street name” has instructed a broker to vote its shares of Seneca Common Stock, the stockholder must follow directions received from its broker to change those instructions.

Required Vote

The presence, in person or represented by proxy, at the Seneca virtual special meeting of the holders of a majority of the shares of Seneca Common Stock outstanding and entitled to vote at the Seneca virtual special meeting is necessary to constitute a quorum at the meeting. Abstentions and broker non-votes will be counted towards a quorum. Approval of Proposal No. 1 requires the affirmative vote of holders of a majority of Seneca Common Stock having voting power outstanding on the record date for the Seneca virtual special meeting. Approval of Proposal Nos. 2, 3, 4, 5 and 6 requires the affirmative vote of a majority of voting power of the shares present or represented by proxy at the Seneca virtual special meeting and entitled to vote on the subject matter.

Votes will be counted by the inspector of election appointed for the Seneca virtual special meeting, who will separately count “FOR” and “AGAINST” votes, abstentions and broker non-votes. Abstentions will have the same effect as votes “AGAINST” for Proposals No. 1, 2, 3, 4, 5, and 6. Broker non-votes (if applicable) will have no effect on the outcome of Proposal Nos. 2, 3, 4, 5 or 6 but will be used to determine whether a quorum is present at the Seneca virtual special meeting.

Each of Proposal Nos. 1 and 2 is a condition to the consummation of the Merger. Therefore, the Merger cannot be consummated without the approval of Proposal Nos. 1 and 2. Proposal Nos. 3, 4, 5 and 6 are not a condition to the consummation of the Merger. Proposal Nos. 1 and 2 are not conditioned on Proposal Nos. 3, 4, 5 or 6 being approved. Proposal Nos. 3 and 4 are conditioned upon completion of the Merger, which means that they are conditioned upon approval of each of Proposal Nos. 1 and 2.

As of December 16, 2020, the directors and executive officers of Seneca and other stockholders who signed support agreements beneficially owned less than 1% of the outstanding shares of Seneca Common Stock entitled to vote at the Seneca virtual special meeting. Pursuant to the support agreements, each such director, executive officer and other signatory stockholder has agreed to be present (at the meeting or by proxy) at the Seneca virtual special meeting to vote all shares of Seneca Common Stock owned by him or her as of the record date in favor of Proposal Nos. 1 and 2. Additionally, each such stockholder has agreed, solely in his or her capacity as a stockholder of Seneca, to vote against any competing acquisition proposal and any action, proposal or transaction that would reasonably be expected to result in a material breach of the support agreements. As of December 31, 2020, Seneca is not aware of any affiliate of LBS owning any shares of Seneca Common Stock entitled to vote at the Seneca virtual special meeting.

Solicitation of Proxies

In addition to solicitation by mail, the directors, officers, employees and agents of Seneca may solicit proxies from Seneca’s common stockholders by personal interview, telephone, email or otherwise. LBS will bear the costs of printing and filing this proxy statement/prospectus/information statement and proxy card. Arrangements will also be made with brokerage firms and other custodians, nominees and fiduciaries who are record holders of Seneca Common Stock for the forwarding of solicitation materials to the beneficial owners of Seneca Common Stock. In addition, Seneca has engaged PAG to assist in the solicitation of proxies and to provide related advice and information support, for a services fee and the reimbursement of customary disbursements, which are not expected to exceed $35,000 in the aggregate. Fees paid to the SEC in connection with filing the statement/prospectus/information statement, and any amendments and supplements thereto, with the SEC will be paid by LBS.

Other Matters

As of the date of this proxy statement/prospectus/information statement, the Seneca Board does not know of any business to be presented at the Seneca virtual special meeting other than as set forth in the notice accompanying this proxy statement/prospectus/information statement. If any other matters should properly come before the Seneca virtual special meeting, it is intended that the shares represented by proxies will be voted with respect to such matters in accordance with the judgment of the persons voting the proxies.

THE MERGER

This section and the section titled “The Merger Agreement” in this proxy statement/prospectus/information statement describe the material aspects of the Merger, including the Merger Agreement. While Seneca and LBS believe that this description covers the material terms of the Merger and the Merger Agreement, it may not contain all of the information that is important to you. You should carefully read this entire proxy statement/prospectus/information statement for a more complete understanding of the Merger and the Merger Agreement, including the Merger Agreement attached as Annex A and the other documents to which you are referred herein. See the section titled “Where You Can Find More Information” in this proxy statement/prospectus/information statement.

The terms of the Merger Agreement are the result of extensive arm’s-length negotiations among members of the Seneca management team, the Seneca Transaction Committee (as defined below), and the management team of LBS, along with their respective advisors and under the guidance of each company’s board of directors. Seneca followed a careful process assisted by experienced outside financial and legal advisors to rigorously examine potential transactions and transaction candidates through broad outreach to life sciences companies and a thorough evaluation process of prospective strategic partners. With respect to the following discussions, reference to: (i) Seneca’s management team refers to Seneca’s Senior Management consisting of its Executive Chairman, Chief Operating Officer and Chief Financial Officer and (ii) LBS management team refers to LBS’s Senior Management consisting of the Chief Executive Officer and Chief Financial Officer of LBS.

Seneca’s Advisors

In early 2019, at the direction of the Seneca Board, Dr. Carter, Seneca’s Executive Chairman, commenced a strategic assessment of Seneca’s programs and strategic alternatives. Seneca explored the possibility of in-licensing and out-licensing assets and technologies prior to undertaking the reverse merger process. As described below, Seneca relied on the services of Hibiscus and Solebury.

Hibiscus

As described below, Seneca initially explored in-licensing and out-licensing initiatives and wanted to retain an advisor with extensive experience in due diligence of biotechnology assets as well as a thorough understanding of intellectual property issues. After holding conversations with a number of potential advisors, Seneca retained Hibiscus as a result of following:

(i)                  Experience in the biotechnology industry – Dr. Christopher Jeffers, a partner in Hibiscus, a former attorney and trained biochemist with thirty years of experience advising biotechnology companies on all manner of technical and operational issues would be directly working with Seneca’s Senior Management. Similarly, Mr. Joshua Barer, a principal of Hibiscus, with over ten years experience in biotechnology business, investment, and consulting experience on a wide range of technical, commercial and financial issues, would be working directly with Seneca’s Senior Management.

(ii)                Knowledge of licensing transactions – Dr. Christopher Jeffers possessed large law firm experience in complex and technical biotechnology licensing transactions.

(iii)              Pre-existing business relationship – Dr. Carter, Seneca’s Executive Chairman had long-term previous professional business experience working with both Dr. Jeffers and Mr. Barer and valued their work and efforts.

Upon the anticipated in-licensing initiatives being replaced by a contemplated reverse merger transaction, Seneca determined that Hibiscus remained qualified to continue advising on the quality of biotechnology assets of potential merger candidates and continued enlisting their services.

Solebury

Upon the anticipated in-licensing initiatives being replaced by a contemplated reverse merger transaction, Seneca continued using Hibiscus for technical due diligence. Seneca’s Senior Management, along with the assistance of Hibiscus, interviewed approximately six banks and financial advisory firms over several months beginning in late 2019, including Solebury, Stifel Nicolaus, Ladenburg Thalmann, H.C. Wainwright, and Piper Sandler. In determining a suitable financial advisor, Seneca focused on such potential advisor’s (i) experience in transactions of this nature, (ii) ability to providing banking services as well as capital markets analysis, (iii) competitive compensation structure given the size of the anticipated transaction, including a reduced success fee upon completion of the transaction. Given Solebury’s relevant transactional experience, ability to provide cost-effective financial advice and assistance during the reverse merger process, favorable economic terms for Seneca, and previous experience of Seneca’s Senior Management working with certain members of Solebury’s team, Seneca determined that retaining Solebury was in the best interests of Seneca and its shareholders.

Background of the Merger

Until recently, Seneca was a clinical-stage company, focused on the research and development of nervous system therapies based on its proprietary human neural stem cells and small molecule compounds. Seneca had been developing the following lead product candidates: (i) NSI-566 (stem-cell) for the treatment of Motor Deficits due to Ischemic Stroke, ALS and Chronic Spinal Cord Injury and (ii) NSI-189 (small molecule) for the treatment of depression.

On January 1, 2019, Seneca appointed Dr. Kenneth Carter as Executive Chairman. At the direction of the Seneca Board, Dr. Carter commenced a strategic assessment of Seneca’s programs and strategic alternatives. As part of this process, Seneca engaged the services of Hibiscus to assist Seneca in the process of evaluating strategic alternatives, including potential in-licensing, merger and acquisition (“M&A”) and out-licensing transactions. As a result of the strategic assessment, Seneca’s Board and management concluded that the advancement of both NSI-189 and NSI-566 through clinical trial and into commercialization, if successful, would require significant capital and would be too burdensome without a partner and would not increase stockholder value. Accordingly, starting in February 2019 and continuing until entering exclusive negotiations with a prospective merger candidate on August 27, 2020, Seneca and Hibiscus conducted an extensive process of evaluating over 131 in-licensing, 27 reverse merger and 291 out-licensing strategic alternatives. Commencing in December 2019, upon being retained, Solebury assisted in the diligence and search process.

On September 13, 2019, at a regularly scheduled meeting of the Seneca Board, at which members of Silvestre Law Group, P.C. (“SLG”), Seneca’s management, and Hibiscus were present, Seneca’s Board discussed Seneca’s financial position, and the possibility curtailing operations if Seneca was unable to execute on its current initiatives. At the meeting, Hibiscus presented an overview of Hibiscus’ search for pre-clinical and clinical stage assets that if in-licensed or acquired, could create value for Seneca’s stockholders.

On December 9, 2019, after discussions between Seneca’s management, its advisors, Hibiscus, as well as reviewing proposals from alternative banking groups, Seneca engaged Solebury to explore the possibilities of an offering of Seneca’s securities to fund the acquisition or in-license of assets pursuant to Hibiscus’ ongoing asset search as well as to effectively communicate with potential partners, investors, and interested parties. On April 17, 2020, at a regularly scheduled telephonic meeting of the Seneca Board, at which members of SLG, Hibiscus and Seneca’s management were present, Seneca’s management discussed Seneca’s recent corporate activities including the completion of a recent financing, meetings with the FDA, in-licensing and out-licensing efforts, and an assessment of Seneca’s current business strategy. Pursuant to Seneca’s strategic alternatives efforts, members of Hibiscus and management updated the Seneca Board regarding the in-licensing asset and M&A candidate search, new target assets and companies found, and continued due diligence, including potential value, risks, indications, stages of development and efficacy. Hibiscus indicated that they had met with approximately thirty-five (35) companies in their in-licensing search. Thereafter, members of Hibiscus discussed Seneca’s out-licensing efforts, including six (6) parties that had expressed interest in NSI-566, Seneca’s stem-cell asset. The Seneca Board also discussed the possibility of scaling back costs and personnel, in the event that Seneca was not successful in its in-license or out-license strategy, and the possibility of reverse merger. The Seneca Board further discussed the potential value of such merger for Seneca’s shareholders.

On April 28, 2020, members of Solebury provided Seneca with an analysis of active venture capital investors that may have had companies ready to enter into reverse merger negotiations. The analysis looked at the number of recent deals completed, average deal size and stage of venture investment to gauge the likelihood of the venture capitalists having a portfolio company that would fit the profile that the Seneca Board, Seneca’s management, and its advisors deemed as a strong target company.

Between April 30 and May 13 of 2020, representatives from Hibiscus and Solebury conducted in person and electronic introductory outreaches with 46 healthcare specific funds and companies that either invested in companies or that themselves may have had an interest in a reverse merger, for the purpose of gauging demand. The initial outreach was done on an anonymous basis.

On May 15, 2020, members of Seneca’s management, Solebury, Hibiscus and SLG participated in an organizational call to define process steps for a proposed business transaction and to develop standardized documentation for the solicitation of offers.

On May 20, 2020 at a regularly scheduled telephonic meeting of the Seneca Board, at which members of SLG, Hibiscus, Solebury, and Seneca’s management were present, Seneca’s management presented information regarding Seneca’s in-licensing, M&A and out-licensing initiatives. Pursuant to Hibiscus’ search of in-licensing initiatives and upon its and Seneca’s management’s determination that in-licensing candidates appeared less attractive after diligence and based on negative current market conditions, both of which increased the uncertainty of securing financing concurrent with an in-licensing or acquisition transaction, management recommended that Seneca pursue a reverse merger strategy with qualified biotech companies with committed financing sources to merge with Seneca. Preliminarily, the Seneca Board reviewed a number of potential merger candidates and directed Seneca’s management to shift the emphasis of the strategic alternatives process to the pursuit and evaluation of reverse merger candidates, in addition to the in-licensing/out-licensing initiative.

Between May 28 and June 1 of 2020, Seneca received indications of interest from several parties as a result of Seneca’s outreach program which resulted in Solebury sending Stage I Process Letter (“Stage I Letter”) to Party 1, Party 2, Party 3, Party 4 and Party 5; which set forth guidelines on drafting an offer containing the acquisition price and structure, identity of the surviving entity, details around a financing concurrent with the closing of a reverse merger and due diligence requirements, as well as any additional information that the target company may find important to the Seneca Board and management to assist in their decision process. Additionally, during such time, Solebury continued to receive inbound inquiries regarding the potential merger transaction process. Hibiscus, Seneca’s management and its advisors began implementing focused due diligence on Party 1, Party 2, Party 3, Party 4, and Party 5.

On June 2, 2020, at a regularly scheduled telephonic meeting of the Seneca Board, at which members of SLG, Hibiscus and Seneca’s management were present, Seneca’s Board and management discussed the status of reverse merger efforts, noting that management would be sending out additional process letters to potential candidates from whom Seneca had received suitable initial offers. Subsequent to the meeting, Seneca’s management discussed the content of the meeting with members of Solebury and Hibiscus and each provided their thoughts and feedback related to the meeting.

Between June 4 and June 11 of 2020, Solebury held various legal and corporate diligence calls with Party 2, Party 4, Party 5, and Party 6. Party 6 was introduced to Seneca by each of the respective parties’ advisors. Seneca held an introductory call with Party 6 and members of Seneca’s management. Subsequently, Party 6 informed Seneca that it was negotiating a different transaction with a separate third party and was withdrawing from Seneca’s process.

On June 12, 2020, Hibiscus presented their preliminary findings regarding each of the ongoing merger candidates to Seneca’s management for their review and comment. After reviewing the data, Seneca’s management requested that Hibiscus continue its due diligence efforts.

On June 15, 2020, after the parties were introduced to each other through their respective advisors, Party 7 was sent a Stage I Letter by Solebury.

On June 16, 2020, at a regularly scheduled telephonic meeting of the Seneca Board, at which members of SLG, Hibiscus, and Seneca’s management were present, Seneca’s management provided an update on the reverse merger process and diligence, and continued in-licensing efforts, which the Seneca Board discussed. Subsequent to the meeting, Seneca’s management discussed the content of the meeting with members of Solebury and Hibiscus and each provided their thoughts and feedback related to the meeting.

Between June 17 and June 30, Solebury held diligence calls, as well as participated in email / electronic correspondence, with management of Party 1 and Party 7. On June 26, 2020, Solebury was informed by Party 3 that it was withdrawing from the merger process after the parties could not come to an agreement on certain terms. By June 30, 2020, Solebury had received initial non-binding reverse merger proposal offers from Party 1, Party 2, Party 4, Party 5, and Party 7. All of the proposals received were sent by Solebury to Seneca’s management and members of SLG and Hibiscus. SLG held several telephonic meetings with members of Seneca’s management, Solebury, and Hibiscus to discuss the terms of each proposal. Hibiscus began further due diligence for each respective party and discussed their findings with Seneca’s management.

On July 2, 2020, Solebury provided telephonic updates to Seneca’s management regarding Party 1, Party 2, Party 4, and Party 6. Solebury further informed each of the foregoing parties of the current timing of diligence as well as Seneca’s plans to review additional candidates.

On July 3, 2020, Seneca’s management held a process update meeting with members of Hibiscus, Solebury, and SLG to further discuss the terms of the proposals received. Hibiscus further provided the participants with their due diligence findings and documentation related thereto and a comparison of the potential value of each proposal for Seneca’s shareholders.

On July 6, 2020, after being identified by Hibiscus as a possible merger candidate, Party 8 was sent a Stage I Letter by Solebury.

On July 7, 2020, at a special telephonic meeting of Seneca’s pre-existing transaction subcommittee of its Board of Directors, which included David J. Mazzo, PhD (chair) and Mary Ann Gray, PhD, (the “Seneca Transaction Committee”), at which members of SLG and Seneca’s management were also present, Seneca’s management provided an update on business development matters and outreach with respect to potentially suitable reverse merger candidates, diligence efforts, and potential corporate partners. Thereafter, the Seneca Transaction Committee reviewed certain of the due diligence findings and documentation from Hibiscus regarding certain of the potential merger candidates. Subsequent to the meeting, Seneca’s management discussed the content of the meeting with members of Solebury and Hibiscus and each provided their thoughts and feedback related to the meeting.

On July 7, 2020, Solebury sent a Stage I Letter to Party 9.

On July 7, 2020, after discussions with Seneca’s management and the Seneca Transaction Committee regarding the terms and due diligence findings, Solebury was instructed by Seneca management and a representative of the Seneca Transaction Committee to send Stage II Process Letters (“Stage II Letters”) and legal due diligence questions to Party 1, Party 2, Party 4, Party 5, and Party 7. The Stage II Letters outlined requirements to (i) show the likelihood of closing a concurrent financing to support the surviving corporation; (ii) answer outstanding diligence questions; and (iii) provide information regarding the ability to close the reverse merger in a timely and efficient manner, including any additional conditions and required approvals.

On July 8, 2020, at a regularly scheduled telephonic meeting of the Seneca Board, at which members of SLG, Hibiscus and Seneca’s management were present, Seneca’s management presented and discussed the reverse merger efforts and status of candidates and diligence and timing around their potential offers. The Seneca Board then discussed the status of the out-licensing efforts. Subsequent to the meeting, Seneca’s management discussed the content of the meeting with members of Solebury and Hibiscus and each provided their thoughts and feedback related to the meeting.

On July 8, 2020, Solebury sent a Stage I Letter to Party 10.

Between July 8 and July 13, 2020, Solebury and Hibiscus reviewed presentations, performed technical and business diligence, held calls and facilitated discussions with Seneca’s management regarding Party 1, Party 2, Party 4, Party 5, Party 7, Party 8, Party 9, and Party 10.

On July 16, 2020, Solebury sent a Stage II Letter to Party 8. After discussions with Seneca’s management, Solebury instructed Party 5 and Party 9 that Seneca had elected not to move forward with each of these parties due to the proposed valuation of Seneca versus each respective party.

On July 16, Solebury sent a revised draft of Party 1’s term sheet proposal to Party 1.

On July 17, 2020, at a special telephonic meeting of Seneca’s Transaction Committee, Seneca’s management provided an overview of proposals received from certain potential merger candidates regarding a reverse merger by Seneca. The Transaction Committee discussed each of the proposals and current ongoing negotiations by Seneca’s management, members of Solebury, Hibiscus and SLG related to each of the proposals.

Between July 17 and July 29 of 2020, members of Solebury, Hibiscus, SLG and Seneca’s management reviewed and modified proposals, held process calls, negotiation calls, and other correspondence with Party 2, Party 4, Party 7, and Party 8.

On July 21, 2020, at a special telephonic meeting of the Seneca Transaction Committee, at which members of SLG and Seneca’s management were present, Seneca’s management provided an update on the current reverse merger process, due diligence and ongoing negotiations with various parties. Additionally, Seneca’s management provided an update on the in-licensing and out-licensing efforts. Subsequent to the meeting, Seneca’s management discussed the content of the meeting with members of Solebury and Hibiscus and each provided their thoughts and feedback related to the meeting.

On July 22, 2020, at a regularly scheduled telephonic meeting of the Seneca Board, at which members of SLG, Hibiscus, and Seneca’s management were present, Seneca’s management and Hibiscus discussed the current status of the reverse merger process with various candidates. Of the proposals reviewed in June 2020, Hibiscus and Seneca management, based on conversations with the Seneca Transaction Committee, prioritized Parties 1, 2 and 4 and invited updated offers to be provided by the candidates. Pursuant to discussions, Hibiscus agreed to narrow the candidates to 1 or 2 companies with the best value proposition to Seneca’s shareholders and have such candidates present to the Seneca Board. Hibiscus additionally discussed that they were reviewing 5-6 additional possible candidates subject to further diligence and suitable offer letters as backup candidates. Subsequent to the meeting, Seneca’s management discussed the content of the meeting with members of Solebury and Hibiscus and each provided their thoughts and feedback related to the meeting.

On July 29, 2020, Solebury sent Stage II Letters to Party 11 and Party 12 after holding telephonic calls with each of the parties and explaining the items required at this stage of the process.

On July 30, 2020, at a special telephonic meeting of the Seneca Transaction Committee, at which members of SLG and Seneca’s management were present, Seneca’s management provided an update of the current merger process, due diligence and negotiations with certain candidates. Members of SLG provided an overview of the value adjustment being negotiated with certain of the merger candidates, which included a mechanism to reprice the exchange ratio of shares immediately prior to the closing of the transaction with the potential candidates. Subsequent to the meeting, Seneca’s management discussed the content of the meeting with members of Solebury and Hibiscus and each provided their thoughts and feedback related to the meeting.

Between July 30 and August 11 of 2020, after consultation with Hibiscus, SLG and Seneca’s management, Solebury received revised offer letters, held negotiation calls, process update calls and diligence calls with Party 2, Party 4, Party 8 (who was prioritized after Party 1 withdrew to pursue an alternative transaction), Party 11 and Party 12. After discussions with Seneca’s management, Solebury instructed Party 11 that Seneca had elected not to move forward with such party due to their proposal not meeting Seneca’s required minimum threshold for a suitable concurrent financing.

On August 5, 2020, Hibiscus presented preliminary due diligence findings on Party 2 to Seneca’s management and provided a due diligence update with regard to Party 8.

Between August 5 and August 7 of 2020, Seneca Management and a representative from the Seneca Transaction Committee participate in a number of discussions regarding Party 8 and recent regulatory developments. Based on these discussions, Seneca notified Party 8 that Seneca would not proceed based on its regulatory findings.

On August 11, 2020, at a special telephonic meeting of the Seneca Transaction Committee, at which members of SLG and Solebury were present, Seneca’s management provided an overview of the status of the current merger process and the preliminary terms being negotiated with Party 2 and Party 4. Next, members of Solebury gave an update of the process being run by Seneca and Solebury. Members of Solebury then responded to questions from the Seneca Transaction Committee regarding the process. Members of SLG then discussed general legal matters related to the merger process and answered question from the members of the Seneca Board. Subsequent to the meeting, Seneca’s management discussed the content of the meeting with members of Solebury and Hibiscus and each provided their thoughts and feedback related to the meeting.

Between August 11 and August 12 of 2020, Solebury sent Party 2 and Party 4 information related to expectations of the Seneca Board for presentations from each party to the Seneca Board.

On August 13, 2020, at a special telephonic meeting of the Seneca Board, at which members of SLG, Hibiscus, Solebury and Seneca’s management were present, members of SLG provided an overview of the merger process, legal and fiduciary duties of the Seneca Board and management during the merger process. Seneca’s management and members of Hibiscus then provided an overview of Party 2 and Party 4 and the current proposals provided by the candidates and the valuations contained therein. The management teams of Party 2 and Party 4 respectively, individually presented to the Seneca Board. After each presentation, members of the Seneca Board asked questions and engaged in discussions with each respective party’s management team. After the presentations and discussions with the respective management teams had concluded and such parties left the meeting, the Seneca Board discussed with members of Seneca’s management, Hibiscus, Solebury, and SLG their respective thoughts on each candidate as well as possible areas of concern.

On August 14, 2020, Solebury sent Stage II Letters and a legal due diligence questionnaire to Party 13.

On August 14, 2020, Party 13 sent an initial proposal to Solebury, who provided such proposal to Seneca’s management.

On August 14, 2020, Hibiscus visited certain premises of Party 2 related to its business to discuss and review certain compliance issues and other outstanding due diligence matters previously discovered and discussed with the Seneca Transaction Committee.

On August 16, 2020, Seneca’s management held a telephonic meeting with Party 13’s management to discuss the terms of Party 13’s merger proposal. Thereafter, Solebury provided Party 13 with a revised draft of their merger proposal.

On August 17, 2020, at a special telephonic meeting of the Seneca Board, at which members of SLG, Hibiscus and Solebury were present, members of Hibiscus and other Seneca consultants discussed their diligence findings regarding Party 2 and Party 4 and certain issues that may be of concern in each proposed transaction. Thereafter, the Seneca Board discussed the merger candidates, including the state of negotiations, and provided guidance and suggestions to Seneca’s management. The Seneca Board was then informed on the status of negotiations with Party 12 and Party 13, with each of their proposals being modified and negotiated further between Seneca’s management and the respective parties.

Between August 17 and August 20 of 2020, after consultation with Seneca’s management, members of SLG and Hibiscus, Solebury sent revised drafts of proposals to Party 2, Party 12, and Party 13, and held calls with each of the parties regarding specific items of diligence, terms and points of negotiation with each party. Additionally, Seneca’s management continued discussions with Party 4.

On August 19, 2020, at a joint special telephonic meeting of the Seneca Board and Seneca Transaction Committee, at which members of SLG, Hibiscus, Solebury, and Seneca’s management were present, Seneca’s management provided an update on the negotiations with Party 2 and Party 4, as well as the status of negotiations of the proposals from Party 12 and Party 13, which the Seneca Board discussed. Members of Hibiscus then discussed their review of each of the foregoing candidates and responded to questions from the Seneca Board.

On August 21, 2020, at a special telephonic meeting of the Seneca Transaction Committee, at which members of SLG and Hibiscus were present, the Seneca Transaction Committee was updated by Seneca’s management and representatives of Hibiscus on the open items of negotiation and offers with Party 2, Party 4, and Party 13. Representatives of SLG then discussed outstanding legal items with regard to the merger candidate proposals. Subsequently, members of Hibiscus gave an overview of the foregoing merger candidates and proposals from a capital markets perspective. Subsequent to the meeting, Seneca’s management discussed the content of the meeting with members of Solebury and Hibiscus and each provided their thoughts and feedback related to the meeting.

On August 21, 2020, at a special telephonic meeting of the Seneca Board, at which members of SLG, Hibiscus, Solebury, and Seneca’s management were present, Seneca’s management, representatives of Hibiscus and Solebury provided an update on the state of negotiations with Party 2, Party 4, and Party 13, which the Seneca Board discussed. Representatives of SLG then discussed the fiduciary duties of the Seneca Board regarding due care and confidentiality. The Seneca Board then requested that management respond to the proposals from the merger candidates with certain additional requests and modifications of business points discussed during the meeting.

Between August 21 and August 25 of 2020, Party 2, Party 12, and Party 13 sent their best and final non-binding offers to Seneca’s management which were additionally reviewed by members of SLG, Hibiscus, and Solebury.

On August 24, 2020, at a special telephonic meeting of the Seneca Transaction Committee and the compensation committee of Seneca (the “Seneca Compensation Committee”), at which members of SLG and Hibiscus were present, the Committees discussed the contractual obligations of outstanding options held by Seneca’s management, including upon a merger transaction. The Committees requested that members of Hibiscus or Solebury prepare an analysis of such potential compensation upon certain scenarios. The Seneca Transaction Committee then discussed the current candidates and based on due diligence finding and the respective parties’ proposals, de-prioritized Parties 4 and 12. The Seneca Transaction Committee, based on due diligence findings and each parties’ business plan, instructed Seneca management to prioritize Party 2 and possibly Party 13 based on its revised proposal. Subsequent to the meeting, Seneca’s management discussed the content of the meeting with members of Solebury and Hibiscus and each provided their thoughts and feedback related to the meeting.

On August 24, 2020, at a special telephonic meeting of the Seneca Board, at which members of SLG, Hibiscus and Solebury were present, representatives of SLG discussed fiduciary duties of the Seneca Board and confidentiality obligations of all Seneca personnel. After, Seneca’s management updated Seneca’s Board on the term sheet in its current negotiated form with Party 2 as well as the review of management’s outstanding options, shareholder voting matters, and the probability of closing a transaction in a timely manner. Next, representatives of Hibiscus provided their thoughts, impressions, and due diligence on Party 2. Based on Party 2’s terms of acquisition, as well as concurrent financing, potential market for products and services, likelihood of closing a transaction, as well as the outcome of Seneca’s due diligence as of such date, the Seneca Board approved a term sheet with Party 2 that contained a mandatory exclusivity period to negotiate the binding terms of a proposed transaction.

On August 26, 2020, members of Solebury, Hibiscus, SLG and Seneca’s management discussed the Seneca Board’s approval of the term sheet proposal with Party 2 and the need for additional due diligence with regard to Party 2 to be completed by Solebury and Hibiscus.

On August 27, 2020, Seneca entered into a non-binding letter of intent that included a proposed equity split of 78.26% for Party 2 and 21.74% for Seneca, subject to adjustment pre-closing based on a volume weight adjusted price measurement. The letter of intent also included a binding 37 day exclusivity period. Thereafter, Solebury notified Party 4, Party 12, and Party 13, that Seneca had entered into a period of exclusivity with another party.

On September 2, 2020, Hibiscus provided additional due diligence findings to members of Seneca’s management, which were reviewed and further discussed.

On September 3, 2020, at a special telephonic meeting of the Seneca Transaction Committee, at which members of Hibiscus, SLG, and Seneca’s management were present, Seneca’s management provided an update on diligence performed on Party 2. Representatives of Hibiscus then provided information on the diligence findings and gave a thorough risk assessment on Party 2’s current business status and prospects. Seneca’s management and the Seneca Transaction Committee then discussed negotiating certain terms to limit the risks identified in due diligence, including an increase in the break-up fee and the creation of joint committees between Seneca and Party 2 to address key due diligence findings. Subsequent to the meeting, Seneca’s management discussed the content of the meeting with members of Solebury and Hibiscus and each provided their thoughts and feedback related to the meeting.

On September 3, 2020, pursuant to discussions between Seneca’s management, Hibiscus’ representatives, and members of the Seneca Compensation Committee, the Seneca Compensation Committee executed a unanimous written consent that approved a consulting agreement with Radford - Aon Rewards Consulting, Inc. (“Radford”) to provide guidance and advice regarding the existing compensation arrangements with Seneca’s current management, including their options containing anti-dilution protection in the event of the completion of the reverse merger or another business transaction. Seneca’s management and the Seneca Compensation Committee determined that retaining the advice of an independent qualified compensation consultant was in the best interests of Seneca and its shareholders to ensure that any agreement to pay management would be fair, reasonable, and in line with prevailing industry standards and practices.

On September 4, 2020, at a special telephonic meeting of the Seneca Board, at which members of SLG, Hibiscus, Solebury and Seneca’s management were present, Seneca’s management provided an update on negotiations with Party 2, including proposed timelines and certain new developments. The Seneca Board determined that management should attempt to renegotiate the terms of Seneca’s outstanding proposal with Party 2 based on additional due diligence findings. The Seneca Board requested that management negotiate an amended proposal removing Seneca’s exclusivity portion as well as increasing the economic value to Seneca’s shareholders in light of new facts and circumstances, with such amounts to be negotiated by management and brought back to the Seneca Board.

On September 5, 2020, Seneca informed Party 2 that Seneca was terminating exclusivity with Party 2 as a result of Seneca’s diligence findings, but would continue discussions with Party 2 with regard to a possible transaction on new terms, with greater economic value to Seneca’s shareholders, subject to negotiation by the parties.

On September 9, 2020, pursuant to discussion with Seneca’s management and the Seneca Transaction Committee, Solebury sent a process resumption letter to Party 4, and Party 12. Based on Party 1 completing the alternative transaction which was the reason for its previous withdrawal, and conversations between Party 1 and Solebury, a resumption letter was also sent to Party 1. Party 13 did not express a desire to continue the process.

Between September 14 and September 17 of 2020, Party 1, Party 4, and Party 12 sent revised proposal letters to Solebury. Solebury sent the revised proposals to SLG, Hibiscus and Seneca’s management. During this time, Solebury continued to review inbound inquiries regarding the merger process and was introduced to LBS and Party 14 by their respective advisors.

On September 15, 2020, at a special telephonic meeting of the Seneca Transaction Committee, at which members of Hibiscus, SLG and Seneca’s management were present, the Seneca Transaction Committee discussed the current status of further diligence being performed with respect to Party 2 and the recommencement of diligence on Party 1 and Party 13, and the beginning of diligence on LBS. The Seneca Transaction Committee and Seneca’s management agreed to temporarily suspend diligence on Party 2 as a result of issues related to technical due diligence. Subsequent to the meeting, Seneca’s management discussed the content of the meeting with members of Solebury and Hibiscus and each provided their thoughts and feedback related to the meeting.

On September 20, 2020, Solebury sent a Stage I Letter to LBS requesting a preliminary proposal from LBS.

On September 21, 2020, Solebury facilitated an introductory call between members of management of Seneca and Party 14. At the direction of Seneca’s management and members of Hibiscus and SLG, Solebury further sent additional diligence questions to Party 12.

On September 22, 2020, LBS sent Solebury an initial non-binding proposal that Solebury sent to members of Seneca’s management, SLG, and Hibiscus. The non-binding proposal contained relative valuations of the entities, the exchange ratio pursuant to treasury stock method, a concurrent financing structure, necessary approvals, and other information contemplated by LBS pursuant to its non-binding proposal. Pursuant to the review of the non-binding proposal, members of Seneca’s management, Hibiscus, Solebury, SLG held a telephonic meeting with LBS and LBS’s anticipated concurrent financing source to understand the anticipated terms of LBS’s proposed financing.

Later that same day, at a special telephonic meeting of Seneca’s Transaction Committee, at which members of SLG, Hibiscus and Seneca’s management were present, Seneca’s management and representatives of Hibiscus provided an overview of the current status of Party 2’s technical due diligence issues and inability to reach new agreement on the equity split. Hibiscus then updated the Seneca Transaction Committee regarding its due diligence and the status of negotiations with LBS. Thereafter, the Seneca Transaction Committee confirmed management’s plans and strategies to pursue further diligence and negotiations with LBS as Seneca’s new primary merger candidate. Subsequent to the meeting, Seneca’s management discussed the content of the meeting with members of Solebury and Hibiscus and each provided their thoughts and feedback related to the meeting.

On September 24, 2020, Seneca’s management held a telephonic meeting with Party 12’s management to further negotiate terms of Party 12’s proposal and other due diligence findings.

On September 25, 2020, Seneca’s management held a telephonic meeting with LBS’s management to further negotiate and discuss certain items contained in LBS’s non-binding proposal, including the exchange ratio and relative valuations of each party.

On September 26, 2020, at the direction of the Seneca Transaction Committee, and pursuant to the review and negotiation of certain terms by members of Hibiscus, SLG, and Seneca’s management, Solebury sent LBS the Stage II Letter and a revised draft of LBS’s non-binding proposal. The revised non-binding proposal modified LBS’s calculation method from the treasury stock method to the fully diluted method on an as converted basis, included an adjustment to the initial relative values of LBS and Seneca based on Seneca’s valuation prior to closing the transaction and subject to Seneca’s net cash at closing. The revised non-binding proposal also included a contingent value right with respect to Seneca’s legacy intellectual property / assets and a break-up fee in the event LBS terminated the transaction prior to closing, and specified each party’s responsibility for certain fees and expenses in completing the transaction.

On September 28, 2020, Seneca’s management and LBS’s management held a telephonic diligence meeting. Thereafter, Seneca’s management reviewed information from the meeting and discussed with representatives of Hibiscus, Solebury and SLG.

On September 29, 2020, at a special telephonic meeting of the Seneca Transaction Committee, at which members of SLG, Hibiscus and Seneca’s management were present, members of Seneca’s management along with Hibiscus updated the Seneca Transaction Committee on the due diligence progress with LBS as well as its continued dialogue with Party 4, Party 12, and Party 13 as potential backup candidates in the event that LBS diligence or negotiations become unfavorable for Seneca and its stockholders. The Seneca Transaction Committee instructed management to continue its diligence until Seneca’s management, Hibiscus, and Solebury determined that Seneca’s management had sufficient information to make a formal recommendation to the Seneca Board to enter into an exclusive negotiation agreement with LBS to negotiate the final reverse merger transaction documents. Subsequent to the meeting, Seneca’s management discussed the content of the meeting with members of Solebury and Hibiscus and each provided their thoughts and feedback related to the meeting.

On September 29, 2020, members of Seneca’s management, Hibiscus, Solebury, and SLG discussed the need to conduct additional due diligence on and continue negotiations with LBS to determine if Seneca would be able to solicit amended proposals more favorable to Seneca’s stockholders.

On September 30, 2020, LBS sent a revised non-binding proposal to Solebury that Solebury sent to members of Seneca’s management, Hibiscus, and SLG for review and comments. The revised non-binding proposal modified LBS’s value calculation to the treasury stock method, removed the adjustment to initial relative values of each party prior to the closing, including certain shares of the concurrent financing in the valuation of LBS, and made further changes to the contingent value right provision.

On September 30, 2020, Seneca’s management had a telephonic meeting with the potential investment bank representing Party 4 with regard to their anticipated concurrent financing.

Between October 1 and October 5 of 2020, Seneca’s management, and members of SLG, Solebury and Hibiscus conducted due diligence on LBS, reviewed financial materials from Altium and negotiated the terms of LBS’s non-binding proposal, including the exchange ratio and relative valuations of each party. Members of Hibiscus and Seneca’s management held further meetings with LBS to conduct scientific due diligence. During this time period, several revisions the non-binding proposal were sent and received by Solebury on behalf of Seneca or LBS that included changes to the calculation of relative values of each party, and adjustments to these values.

On October 5, Seneca’s management held a telephonic meeting with LBS’s management to perform further scientific due diligence.

On October 6, 2020, at a special telephonic meeting of the Seneca Transaction Committee and Seneca Compensation Committee, at which members of SLG, Hibiscus and Seneca’s management were present, Seneca’s management and representatives of Hibiscus updated the Seneca Transaction Committee on their further due diligence regarding LBS, Party 12, and Party 4. The Seneca Transaction Committee discussed each of the foregoing parties and the status of negotiations and diligence of each. Management and members of Hibiscus opined that LBS was the most suitable candidate given its management team, technology, likelihood of securing financing, and potential value to be provided to Seneca’s shareholders upon completion of the anticipated reverse merger transaction. After, the Seneca Compensation Committee held a meeting whereby it discussed findings from Radford’s preliminary report regarding Seneca’s management compensation and termination payments upon the completion of a reverse merger or similar transaction. Subsequent to the meeting, Seneca’s management discussed the content of the meeting with members of Solebury and Hibiscus and each provided their thoughts and feedback related to the meeting.

On October 6, 2020, Seneca’s management and LBS’s management held a telephonic meeting to further negotiate LBS’s non-binding proposal, that included changes to the calculation of relative values of each party, and adjustments to these values. Subsequent to the meeting, Solebury, on behalf of Seneca, sent a revised draft of the non-binding proposal from LBS.

On October 7, 2020, at a special telephonic meeting of Seneca’s Board, at which members of SLG, Hibiscus, Solebury, and Seneca’s management were present, the Chairperson of the Seneca Transaction Committee provided an overview to the Seneca Board of the remaining status of negotiations with LBS, Party 12, and Party 4. The Seneca Board then reviewed information that was discussed at the Seneca Transaction Committee meeting on October 6, 2020. Thereafter, the management team of LBS joined the meeting and presented information regarding LBS, its management team, technology, and business plan to the Seneca Board. After the presentation, the Seneca Board discussed their impressions of LBS, its management, technology, its business and proposal. Specifically, LBS had committed financing, a relatively clear regulatory pathway and based on discussions with Hibiscus and Solebury, more favorable terms with regard to the relative valuation of Seneca and LBS as compared to the other parties. The Seneca Board then authorized the Seneca Transaction Committee to further negotiate and approve Seneca entering into a non-binding term sheet that would include a binding exclusivity period with LBS for a period 30 days from signing, with an automatic 15 day extension if the parties continued to negotiate in good faith.

On October 7, Seneca’s management held a telephonic meeting with LBS’s management to further negotiate the non-binding proposal.

On October 8, 2020, at a special telephonic meeting of the Seneca Compensation Committee, at which members of SLG and Seneca’s management were present, Seneca’s Compensation Committee discussed the report provided by Radford regarding the Seneca management’s outstanding options, including the anti-dilution provisions contained therein. Then at an executive session, the Seneca Compensation Committee reviewed alternative treatments of management options and other severance provisions.

On October 8, 2020, Seneca’s management held a telephonic meeting with parties related to LBS’s intended concurrent financing source. After, Seneca’s management held a telephonic meeting with the intended concurrent financing source, whereby the terms of the concurrent financing were discussed and evaluated by Seneca’s management.

On October 9, 2020, LBS sent the proposed Pre-Merger financing term sheet to Solebury and Seneca’s management.

On October 9, 2020 Party 13 sent an updated corporate deck to Solebury and Seneca’s management.

On October 10, 2020, at a special telephonic meeting of the Seneca Compensation Committee and Seneca Transaction Committee, at which members of SLG and Seneca’s management were present, the Seneca Compensation Committee continued their discussion of the report previously received by Radford regarding management compensation. Next, Seneca’s Transaction Committee discussed the non-binding proposal negotiated with LBS. Seneca’s management than presented the Seneca Compensation Committee with a proposal for the purpose of foregoing certain compensation and benefits due to them pursuant to their pre-existing employment contracts in order to facilitate a merger transaction. After their presentation, members of Seneca management left the meeting and the members of the Seneca Compensation Committee discussed the proposal. Based on prior informal discussions between Seneca Compensation Committee member, the proposal was deemed reasonable and in the best interest of Seneca and its stockholders, accordingly, the Seneca Compensation Committee approved the proposal consisting of: (i) payment by Seneca of cash severance as provided for under the management employment agreements and (ii) a payment in such amount as not to exceed the 280G threshold as consideration for the cancelation of all outstanding options held by management, including the options with the anti-dilution provisions. Thereafter, the Seneca Transaction Committee approved entering into the non-binding proposal with LBS. Subsequent to the meeting, Seneca’s management discussed the content of the meeting related to the reverse merger process only with members of Solebury and Hibiscus and each provided their thoughts and feedback related to the foregoing.

Later that same day, Seneca formally entered into the non-binding proposal with LBS, that was previously approved by the Seneca Transaction Committee which included a period of exclusivity for 30 days from signing, with an automatic 15 day extension if the parties continued to negotiate in good faith.

Between October 12 and October 14 of 2020, Solebury alerted Party 4, Party 12, and Party 13 that Seneca elected to pass on a transaction with each party at that time.

On October 14, 2020, at the direction of Seneca’s management, SLG provided an initial first draft of the merger agreement to Cooley LLP (“Cooley”), counsel for LBS.

On October 23, 2020, Cooley provided SLG with a revised draft of the merger agreement which included changes to: definitions of material adverse effect for LBS and Seneca and their respective transaction expenses, the calculation of the exchange ratio with respect to certain securities of the parties, the definition of “net cash”, and the termination fees of the respective parties.

Between October 23, 2020 and November 27, 2020, Cooley and SLG, at the direction of their respective clients and committees, negotiated and drafted the ancillary agreements to the Merger Agreement, including: Seneca and LBS Stockholder support agreements, a form of lock-up agreement, and a Contingent Value Right Agreement. Cooley and SLG additionally held meetings during this time related to negotiation points of the merger agreement, timing regarding the transaction, and responsibilities of each party in the drafting and negotiating process.

Between October 23 and October 30 of 2020, the Seneca management held numerous internal meetings with members of SLG and Solebury regarding the Merger Agreement.

On October 29, 2020, at a special telephonic meeting of the Seneca Board, at which members of SLG, Hibiscus, Solebury, and Seneca’s management were present, Seneca’s management updated the Seneca Board on the status of the merger agreement negotiations with LBS. The Seneca Board then authorized the Seneca Transaction Committee to further negotiate and approve Seneca entering into the merger agreement with LBS.

On October 30, 2020, SLG provided Cooley with a revised draft of the merger agreement, which made changes to the respective definitions of each party’s transaction expenses, and termination fees of each party among others.

On November 2, 2020, Cooley provided SLG with a revised draft of the merger agreement which included changes to: the calculation of the exchange ratio, the definition of “net cash”, the approval process of asset dispositions, among others.

Between November 6, 2020 and December 15, 2020, Cooley, LBS, Seneca and SLG continued to exchange drafts of the merger agreement and hold telephone calls to discuss and negotiate the exchange ratio and related terms.

On November 10, 2020, at a special telephonic meeting of the Seneca Transaction Committee, at which members of SLG, and Seneca’s management were present, Seneca’s management provided an update on outstanding business points being negotiated with LBS. The Seneca Transaction Committee reviewed the current status of the transaction terms contained in the current draft of the merger agreement and provided management with guidance regarding such business points. Next, the Seneca Transaction Committee discussed taking certain cost cutting initiatives following execution of a definitive merger agreement with LBS, including a reduction in force. Subsequent to the meeting, Seneca’s management discussed the content of the meeting with members of Solebury and Hibiscus and each provided their thoughts and feedback related to the meeting.

On November 12, 2020, the Seneca Transaction Committee, pursuant to the recommendation of Seneca’s management, the review of available qualified financial advisors, and the prior experience of certain committee members, approved via unanimous written consent retaining Cassel Salpeter to provide an opinion as to the fairness to Seneca of the exchange ratio pursuant to the Merger Agreement.

On November 16, 2020, members of SLG held a telephonic meeting with members of Cooley to discuss outstanding items on the proposed Pre-Merger Financing.

On November 17, 2020, at a special telephonic meeting of the Seneca Transaction Committee, at which members of SLG, Hibiscus, Solebury, and Seneca’s management were present, Seneca’s management provided an overview of developments in the financing efforts of LBS. Thereafter, members of the Seneca Transaction Committee discussed the financing and negotiated terms. Representatives of Solebury and Hibiscus discussed with management the fundamentals of the company, the terms, and the potential value to the shareholders of Seneca upon a completed reverse merger transaction.

On November 18, 2020, Seneca’s management and LBS’s management held a telephonic meeting with members of Cooley and SLG whereby the parties negotiated and discussed the exchange ratio in the draft merger agreement as well as the proposed Pre-Merger Financing.

On November 22, 2020, Seneca’s management and LBS’s management held another telephonic meeting with members of Cooley and SLG whereby the parties negotiated and discussed the exchange ratio in the merger agreement as well as LBS’s concurrent financing.

On November 24, 2020, Seneca and LBS extended exclusivity to December 8, 2020.

On December 3, 2020, at a special telephonic meeting of the Seneca Compensation Committee and the Seneca Board, at which members of SLG, Hibiscus, Solebury, and Seneca’s management were present, Seneca’s management provided an update on the status of the draft merger agreement negotiations with LBS and the new exchange ratio contained in the draft merger agreement as well as the potential adjustments for net cash and financing for investors in the anticipated concurrent financing. The Seneca Board then discussed Seneca’s current cash and projected net cash at potential anticipated closing dates. Representatives of SLG and Seneca’s management then discussed the Form S-4 Registration Statement / Proxy Statement and its current drafting progress. The Seneca Compensation Committee then discussed the required corporate operations assuming the transaction is not completed prior mid-February, including the need for Seneca to file its upcoming annual report with the SEC, general day-to-day operations and reporting requirements and other items requiring Seneca personnel prior to the closing of the Merger. The Seneca Compensation Committee then requested SLG to draft amendments to the Seneca management outstanding employment agreements for their review. The Seneca Compensation Committee then also determined, after conversations with Dr. Carter, that in the event Dr. Carter is termination as an employee of Seneca prior to the closing of the Merger, Dr. Carter would continue to act, in his capacity as chairman of the Seneca Board, as Seneca’s principal executive officer for the period commencing on such termination date and continuing until the closing of the Merger, if requested by the Seneca Board. In the event the Seneca Board requests Dr. Carter to perform such functions, Dr. Carter would be entitled to receive annual compensation pursuant to Seneca’s non-executive board compensation plan as well as $25,000 annual, for services as the Chairman. As of the date hereof, no determination has been made by the Seneca Board with regarding to requesting Dr. Carter to provide such services.

Between December 6 and December 11 of 2020, members of SLG and Cooley held several telephonic calls to negotiate final terms of the CVR Agreement.

On December 8, 2020, exclusivity between Seneca and LBS expired.

On December 16, 2020 at a special telephonic meeting of the Seneca Transaction Committee, at which members of Seneca’s management, SLG, Solebury, Cassel Salpeter, and Hibiscus were present, representatives of Cassel Salpeter reviewed and discussed with the Seneca Transaction Committee their financial analyses with respect to Seneca, LBS and the proposed Merger. After their presentation, representatives from Cassel Salpeter rendered their oral opinion which was subsequently confirmed by delivery of a written opinion later that day, that subject to the assumptions, qualifications, limitations and other matters set forth therein, the Exchange Ratio was fair, from a financial point of view, to Seneca. Upon a review of the Merger Agreement, securities purchase agreement, escrow agreement, warrant, contingent value rights agreement, proposed amended and restated certificate of incorporation (“Amended COI”), 2021 equity incentive plan, and 2021 employee stock purchase plan (collectively, the “Merger Transaction Documents”), the Transaction Committee approved the recommendation to the Seneca Board of the Merger Transaction Documents and transactions to be consummated thereby, and the inclusion of the Amended COI in the Seneca proxy statement on Form S-4 to be filed with the SEC.

On December 16, 2020, at a special telephonic meeting, the Seneca Board met in consultation with Seneca management and representatives of SLG, Hibiscus, and Solebury. The Seneca Board was updated by members of the Seneca Transaction Committee on the proposed merger transaction and the Merger Transaction Documents as well as the opinion of Cassel Salpeter rendered to the Seneca Transaction Committee earlier that day. After further discussion among the Seneca Board, the board unanimously (i) determined that the Merger and the other transactions contemplated by the Merger Agreement were fair to, advisable and in the best interests of Seneca and its stockholders, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the authorization and issuance of shares of Seneca Common Stock to the stockholders of LBS pursuant to the terms of the Merger Agreement, the change of control of Seneca, and other actions contemplated by the Merger Agreement, and (iii) determined to recommend, upon the terms and subject to the conditions set forth in the Merger Agreement, that the Seneca’s stockholders vote to approve the Closing Seneca Stockholder Matters.

The Merger Agreement, Seneca Stockholder Support Agreements, LBS Stockholder Support Agreements, Seneca Lock-Up Agreement, Securities Purchase Agreement, and Warrant were signed later that day, December 16, 2020, and a press release was issued the following day, prior to market open on December 17, 2020.

Structure

Under the Merger Agreement, Merger Sub, a wholly-owned subsidiary of Seneca formed in connection with the Merger, will merge with and into LBS, with LBS surviving as a wholly-owned subsidiary of Seneca. Substantially concurrent with the completion of the Merger, Seneca will be renamed “Palisade Bio, Inc.” and expects to trade on Nasdaq under the symbol “PALI.”

Seneca Reasons for the Merger

At a meeting held on December 16, 2020, among other things, the Seneca Board unanimously (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of Seneca and its stockholders, (ii) approved and declared advisable the Merger Agreement and the Contemplated Transactions, including the authorization and issuance of shares of Seneca Common Stock to the stockholders of LBS pursuant to the terms of the Merger Agreement, the change of control of Seneca, and other actions contemplated by the Merger Agreement and (iii) determined to recommend, upon the terms and subject to the conditions set forth in the Merger Agreement, that the stockholders of Seneca vote to approve the Seneca Stockholder Matters.

The Seneca Board considered the following reasons in reaching its conclusion to approve the Merger Agreement and the Merger, all of which the Seneca Board viewed as supporting its decision to approve the business combination with LBS:

•	the Seneca Board and its Strategic Advisors undertook a comprehensive and thorough process of reviewing and analyzing potential strategic transactions, including the sale of existing assets and reverse mergers to identify the opportunity that would, in the Seneca Board’s opinion, create the most value for Seneca’s stockholders.

•	the Seneca Board believes that, as a result of arm’s length negotiations with LBS, Seneca and its representatives negotiated the most favorable Exchange Ratio for Seneca shareholders that LBS was willing to agree to, and that the terms of the Merger Agreement include the most favorable terms to Seneca in the aggregate to which LBS was willing to agree.

•	the Seneca Board believes, after a thorough review of strategic alternatives and discussions with Seneca senior management, its Strategic Advisors and legal counsel, that the Merger is more favorable to Seneca’s stockholders than the potential value that might have resulted from other strategic options available to Seneca, including a liquidation of Seneca and the distribution of any available cash.

•	the Seneca Board believes, based in part on a scientific diligence and analysis process conducted over several weeks by Seneca’s management and reviewed with the Seneca Board, that with respect to LBS’s product pipeline and the potential market opportunity for LBS’s products that LBS’s product candidates represent a sizeable potential market opportunity, and may thereby create value for the stockholders of the combined organization and an opportunity for Seneca’s stockholders to participate in the potential growth of the combined organization.

•	the Seneca Board also reviewed with the management of Seneca the current plans of LBS for developing LB1148 for the treatment of surgical indications confirms the likelihood that the combined company would possess sufficient financial resources to allow the management team to focus on the continued development of LB1148. The Seneca Board also considered the possibility that the combined company would be able to take advantage of the potential benefits resulting from the combination of Seneca’s public company structure with LBS’s business to raise additional funds in the future, if necessary.

•	the Seneca Board also considered the strength of the balance sheet of the combined company, which includes the cash that LBS currently holds, plus the gross proceeds from the Pre-Merger Financing of at least $22.5 million, in addition to the cash that Seneca is expected to have in connection with the consummation of the Merger.

•	the projected financial position, operations, management structure, geographic locations, operating plans, cash burn rate and financial projections of the combined organization, including the impact of the CVR Agreement, given that Seneca’s Board believes the sale and further development of such assets could unlock additional Seneca shareholder value and the expected cash resources of the combined organization (including the ability to support the combined organization’s current and planned clinical trials and operations).

•	the Seneca Board considered the financial analysis reviewed by Cassel Salpeter & Co., LLC (“Cassel Salpeter”) with the Seneca Transaction Committee as well as the oral opinion of Cassel Salpeter rendered to the Seneca Transaction Committee on December 16, 2020 (which was subsequently confirmed in writing by delivery of Cassel Salpeter’s written opinion dated December 16, 2020), as to, as of December 16, 2020, the fairness, from a financial point of view, to Seneca of the Exchange Ratio in the Merger pursuant to the Merger Agreement.

•	the Seneca Board also considered the financial analysis reviewed by Cassel Salpeter with the Seneca Transaction Committee on December 16, 2020, in doing so the Seneca Board noted (i) the Exchange Ratio formula is based upon an LBS valuation of $97.85 million and a Seneca valuation of $34.65 million, (ii) the implied equity value reference ranges indicated by Cassel Salpeter's financial analyses of LBS were $58.4 million to $87.6, based on Cassel Salpeter’s analysis of selected companies, and $58.1 million to $82.9 million, based on Cassel Salpeter’s analysis of selected IPOs, (iii) the implied equity value reference range indicated by Cassel Salpeter's financial analyses of Seneca was $0.80 to $1.60 per share (which would correspond to an aggregate equity value reference range of $14.51 million to $29.02 million), and (iv) the fact that a higher LBS valuation was used to determine the Exchange Ratio formula would be offset, in whole or in part, by the fact that a higher Seneca valuation was used to determine the Exchange Ratio.

The Seneca Board also reviewed various reasons impacting the financial condition, results of operations and prospects of Seneca, including:

•	The Seneca Board and Seneca’s Strategic Advisors have undertaken a comprehensive and thorough process of reviewing and analyzing the potential merger transaction as well as reaching out to candidates for a variety of strategic transactions to identify the opportunity that would, in the Seneca Board’s opinion, create the most value for its stockholders;

•	The Seneca Board believes that, as a result of arm’s length negotiations with LBS, Seneca and its representatives negotiated the most favorable exchange ratio that LBS was willing to agree to, and that the terms of the Merger Agreement include the most favorable terms to Seneca in the aggregate to which LBS was willing to agree;

•	the consequences of Seneca’s Phase 2 clinical trial of NSI-189 failing to meet its primary or secondary endpoints, the non-GCP nature of Seneca’s exploratory Phase 2 clinical trial of NSI-566 and the likelihood that Seneca’s prospects as a stand-alone company were unlikely to change for the benefit of Seneca’s stockholders in the foreseeable future;

•	the risks associated with the need to obtain substantial amounts of financing to continue its operations and to continue the development of its small molecule and stem cell programs if Seneca were to remain an independent company;

•	the risks and delays associated with, and uncertain value and costs to Seneca’s stockholders of, liquidating Seneca, including, without limitation, the uncertainties of continuing cash burn while contingent liabilities are resolved and uncertainty of timing of release of cash until contingent liabilities are resolved;

•	the fact that the liquidation of the Seneca would result in a payment of between $0.25 and $0.50 per share of Seneca Common Stock, representing between $1.75 and $1.50 less per share than the value of the Exchange Ratio on a per share basis; and

•	Seneca’s potential inability to maintain its listing on Nasdaq without completing the Merger.

The Seneca Board also reviewed the terms and conditions of the Merger Agreement and related transactions, as well as the safeguards and protective provisions included therein intended to mitigate risks, including:

•	the initial estimated Exchange Ratio used to establish the number of shares of Seneca Common Stock to be issued to LBS’s stockholders in the Merger was determined based on the relative valuations of Seneca and LBS, and thus the relative percentage ownership of Seneca’s stockholders and LBS’s stockholders immediately following the completion of the Merger is subject to change based on the amount of Net Cash to the extent below $4,500,000 or above $5,000,000;

•	the limited number and nature of the conditions to LBS’s obligation to consummate the Merger and the limited risk of non-satisfaction of such conditions as well as the likelihood that the Merger will be consummated on a timely basis;

•	the respective rights of, and limitations on, Seneca and LBS under the Merger Agreement to consider certain unsolicited Acquisition Proposals under certain circumstances should Seneca or LBS receive a superior offer;

•	the reasonableness of the potential termination fee (i) of $1.5 million and reimbursement of up to $250,000 of transaction expenses, which could become payable by Seneca if the Merger Agreement is terminated in certain circumstances and (ii) of $1.5 million and reimbursement of up to $250,000 of transaction expenses, which could become payable by LBS if the Merger Agreement is terminated in certain circumstances;

•	the support agreements, pursuant to which certain directors, officers and stockholders of Seneca and LBS have agreed, solely in their capacity as stockholders of Seneca and LBS, respectively, to vote all of their shares of Seneca Common Stock or LBS capital stock in favor of the approval or adoption, respectively, of the Merger Agreement;

•	the agreement of LBS to provide the written consent of LBS stockholders necessary to adopt the Merger Agreement thereby approving the Merger and related transactions within five business days of this Registration Statement becoming effective;

•	the belief that the terms of the Merger Agreement, including the parties’ representations, warranties and covenants, and the conditions to their respective obligations, are reasonable under the circumstances; and

•	Seneca’s right to sell the Seneca Legacy Technology, subject to certain limitations and include cash proceeds as part of the Seneca net cash calculation.

In the course of its deliberations, the Seneca Board also considered a variety of risks and other countervailing factors related to entering into the Merger, including:

•	(i) the $1.5 million termination fee payable by Seneca to LBS upon the occurrence of certain events, (ii) up to $250,000 in expense reimbursement payable by Seneca to LBS upon the occurrence of certain events, and (iii) the potential effect of the fees describe in clauses (i) – (ii) in deterring other potential acquirers from proposing an alternative transaction that may be more advantageous to Seneca’s stockholders;

•	the substantial expenses to be incurred in connection with the Merger, including the costs associated with any related litigation;

•	the possible volatility, at least in the short term, of the trading price of Seneca Common Stock resulting from the announcement of the Merger;

•	the risk that the Merger might not be consummated in a timely manner or at all and the potential adverse effect of the public announcement of the Merger or delay or failure to complete the Merger on the reputation of Seneca;

•	the likely detrimental effect on Seneca’s cash position, stock price and ability to initiate another process and to successfully complete an alternative transaction should the Merger not be completed;

•	the risk to Seneca’s business, operations and financial results in the event that the Merger is not consummated, including the diminution of Seneca’s cash and the significant challenges associated with the need to raise additional capital through the public or private sale of equity securities;

•	the likelihood of disruptive stockholder litigation following announcement of the Merger;

•	the early-stage clinical data of LBS’s product candidates, which, in the future, may not be successfully developed into products that are marketed and sold;

•	the strategic direction of the combined company following the completion of the Merger, which will be determined by a board of directors initially comprised of a majority of the directors designated by LBS; and

•	various other risks associated with the combined organization and the Merger, including those described in the section titled “Risk Factors” beginning on page 27 of this proxy statement/prospectus/information statement.

The foregoing information and factors considered by the Seneca Board are not intended to be exhaustive but are believed to include all of the material factors considered by the Seneca Board. In view of the wide variety of reasons considered in connection with its evaluation of the Merger and the complexity of these matters, the Seneca Board did not find it useful to attempt, and did not attempt, to quantify, rank or otherwise assign relative weights to these reasons. In considering the reasons described above, individual members of the Seneca Board may have given different weight to different reasons. The Seneca Board conducted an overall analysis of the factors described above, including thorough discussions with, and questioning of, Seneca’s management team, the legal and Strategic Advisors of Seneca, and considered the reasons overall to be favorable to, and to support, its determination.

LBS Reasons for the Merger

In the course of reaching its decision to approve the Merger, the LBS Board consulted with its senior management, advisors and legal counsel, reviewed a significant amount of information and considered numerous reasons, including:

•	LBS’s need for capital to support the clinical and preclinical development of its product candidates and the potential to access public market capital, including sources of capital from a broader range of investors than it could otherwise obtain if it continued to operate as a privately-held company;

•	the expectation that the Merger would be a more time- and cost-effective means to access capital than other options considered;

•	the potential to provide its current stockholders with greater liquidity by owning stock in a public company listed on Nasdaq;

•	the LBS Board’s belief that no alternatives to the Merger were reasonably likely to create greater value for its stockholders, after reviewing the various financing and other strategic options to enhance stockholder value that were considered by LBS Board’s, including remaining as an independent private company;

•	the projected financial position, operations, management structure, geographic locations, operating plans, cash burn rate and financial projections of the combined organization, including the impact of the CVR Agreement and the expected cash resources of the combined organization (including the ability to support the combined organization’s current and planned clinical trials and operations);

•	the fact that shares of Seneca Common Stock issued to LBS stockholders will be registered pursuant to a registration statement on Form S-4 by Seneca and will become freely tradable by LBS’s stockholders who are not affiliates of LBS and who are not parties to lock-up agreements;

•	the likelihood that the Merger will be consummated on a timely basis and the viable strategic alternatives for LBS if the Merger does not occur (including, among other things, its financial prospects and access to the capital needed to continue successful operations);

•	the terms and conditions of the Merger and the Merger Agreement, including, without limitation, the following:

•	the determination that the Exchange Ratio (subject to adjustment based upon the proceeds from the Pre-Merger Financing and Seneca’s net cash) that is not subject to adjustment based on trading prices is appropriate to reflect the expected relative percentage ownership of Seneca’s stockholders and LBS’s stockholders (including the LBS stockholders purchasing shares sold in the Pre-Merger Financing) based on the judgment of the LBS Board;

•	the belief that the terms of the Pre-Merger Financing, including the Converted Additional Shares held in escrow that may be released to the Investor, are reasonable;

•	the limited number and nature of the conditions of the obligation of Seneca to consummate the Merger;

•	the belief that the terms of the Merger Agreement, including the parties’ representations, warranties and covenants, and the conditions to their respective obligations, were reasonable in light of the entire transaction;

•	the expectation that the Merger will qualify as a transaction described under Section 368(a) of the Code for U.S. federal income tax purposes, with the result that LBS’s stockholders will generally not recognize taxable gain or loss for U.S. federal income tax purposes upon the exchange of LBS Common Stock for Seneca Common Stock pursuant to the Merger;

•	the rights of LBS under the Merger Agreement to consider certain unsolicited acquisition proposals under certain circumstances should LBS receive a Superior Offer;

•	the conclusion of the LBS Board that the potential termination fee of $1.5 million, and/or expense reimbursements of up to $250,000, payable by Seneca to LBS and the circumstances when such fees may be payable, were reasonable;

•	the ability to obtain a Nasdaq listing and the change of the combined company’s name to “Palisade Bio, Inc.” upon the closing of the Merger;

•	the support agreements, pursuant to which certain directors, officers and stockholders of LBS and Seneca, respectively, have agreed, solely in their capacity as stockholders of LBS and Seneca, respectively, to vote all of their shares of LBS capital stock or Seneca Common Stock in favor of the adoption or approval, respectively, of the Merger agreement; and

•	the determination of the LBS Board that the Merger Agreement, the related documents and agreements, and the Contemplated Transactions, including the Merger, and are fair to, advisable and in the best interests of LBS and its stockholders.

The LBS Board also considered a number of uncertainties and risks in its deliberations concerning the Merger and the Contemplated Transactions, including the following:

•	the risk that the Merger might not be completed in a timely manner, or at all, and the potential adverse effect of the public announcement of the Merger or delay or failure to complete the Merger on the reputation of LBS and the ability of LBS to obtain financing in the future;

•	the termination fee of $1.5 million, and/or expense reimbursements of up to $250,000, payable by LBS to Seneca upon the occurrence of certain events, and the potential effect of such termination fee in deterring other potential acquirers from proposing a competing transaction that may be more advantageous to LBS’s stockholders;

•	the potential reduction of Seneca net cash prior to the closing of the Merger;

•	the expenses to be incurred in connection with the Merger and related administrative challenges associated with combining the companies;

•	the possibility that Seneca could under certain circumstances consider unsolicited acquisition proposals if superior to the Merger;

•	the additional public company expenses and obligations that LBS’s business will be subject to following the Merger to which it has not previously been subject; and

•	various other risks associated with the company and the Merger, including the risks described in the section entitled “Risk Factors” beginning on page 27 of this proxy statement/prospectus/information statement.

The foregoing information and factors considered by the LBS Board are not intended to be exhaustive but are believed to include all of the material factors considered by the LBS Board. In view of the wide variety of reasons considered in connection with its evaluation of the Merger and the complexity of these matters, the LBS Board did not find it useful, and did not attempt, to quantify, rank or otherwise assign relative weights to these reasons. In considering the reasons described above, individual members of the LBS Board may have given different weight to different reasons. The LBS Board conducted an overall analysis of the reasons described above, including thorough discussions with, and questioning of, LBS’s management and LBS’s legal advisors, and considered the reasons overall to be favorable to, and to support, its determination.

Opinion of the Financial Advisor to the Seneca Transaction Committee

On December 16, 2020, Cassel Salpeter rendered its oral opinion to the Seneca Transaction Committee (which was confirmed in writing by delivery of Cassel Salpeter’s written opinion dated such date), as to the fairness, from a financial point of view, to Seneca of the Exchange Ratio in the Merger pursuant to the Merger Agreement.

The summary of Cassel Salpeter’s opinion in this proxy statement/prospectus/information statement is qualified in its entirety by reference to the full text of the written opinion, which is included as Annex B to this proxy statement/prospectus/information statement and sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Cassel Salpeter in preparing its opinion. However, neither Cassel Salpeter’s written opinion nor the summary of its opinion and the related analyses set forth in this proxy statement/prospectus/information statement are intended to be, and do not constitute, advice or a recommendation to any stockholder as to how such stockholder should act or vote with respect to any matter relating to the proposed Merger or otherwise.

The opinion was addressed to the Seneca Transaction Committee for the use and benefit of the members of the Seneca Transaction Committee (in their capacities as such) in connection with the Seneca Transaction Committee’s evaluation of the Merger. Cassel Salpeter’s opinion was just one of the several factors the Seneca Transaction Committee took into account in making its determination with respect to the Merger, including those described elsewhere in this proxy statement/prospectus/information statement.

Cassel Salpeter’s opinion only addressed whether, as of the date of the opinion, the Exchange Ratio in the Merger pursuant to the Merger Agreement was fair, from a financial point of view, to Seneca. It did not address any other terms, aspects, or implications of the Merger or the Merger Agreement, or any other agreement including, without limitation, (i) the support agreements to be entered into by certain Seneca stockholders and certain LBS stockholders in connection with the Merger Agreement, the CVRs to be issued to holders of Seneca Common Stock, the Milestone Payments, the Reverse Split or, other than assuming the consummation thereof, the Pre-Merger Financing, (ii) any term or aspect of the Merger that is not susceptible to financial analysis, (iii) the fairness of the Merger, or all or any portion of the Exchange Ratio, to any security holders of Seneca, LBS or any other person or any creditors or other constituencies of Seneca, LBS or any other person, (iv) the appropriate capital structure of Seneca, whether Seneca should be issuing debt or equity securities or a combination of both in the Merger or whether LBS should be issuing debt or equity securities or a combination of both in the Pre-Merger Financing, nor (v) the fairness of the amount or nature, or any other aspect, of any compensation or consideration payable to or received by any officers, directors, or employees of any parties to the Merger, or any class of such persons, relative to the Exchange Ratio in the Merger or otherwise. Cassel Salpeter did not express any view or opinion as to what the value of shares of Seneca Common Stock actually would be when issued in the Merger or the prices at which shares of Seneca Common Stock or LBS capital stock may trade, be purchased or sold at any time.

Cassel Salpeter’s opinion did not address the relative merits of the Merger as compared to any alternative transaction or business strategy that might have existed for Seneca, or the merits of the underlying decision by the Seneca Transaction Committee, the Seneca board or Seneca to engage in or consummate the Merger. The financial and other terms of the Merger were determined pursuant to negotiations between the parties to the Merger Agreement and were not determined by or pursuant to any recommendation from Cassel Salpeter. In addition, Cassel Salpeter was not authorized to, and did not, solicit indications of interest from third parties regarding a potential transaction involving Seneca.

Cassel Salpeter’s analysis and opinion were necessarily based upon market, economic, and other conditions as they existed on, and could be evaluated as of, the date of the opinion. Furthermore, as the Seneca Transaction Committee was aware, the credit, financial and stock markets were experiencing significant volatility, due to, among other things, the COVID-19 pandemic and related illnesses and the direct and indirect business, financial, economic and market implications thereof, and Cassel Salpeter expressed no opinion or view as to any potential effects of such matters on Seneca, LBS or the Merger. Accordingly, although subsequent developments could arise that would otherwise affect its opinion, Cassel Salpeter did not assume any obligation to update, review, or reaffirm its opinion to the Seneca Transaction Committee or any other person or otherwise to comment on or consider events occurring or coming to Cassel Salpeter’s attention after the date of its opinion.

In arriving at its opinion, Cassel Salpeter made such reviews, analyses, and inquiries as Cassel Salpeter deemed necessary and appropriate under the circumstances. Among other things, Cassel Salpeter:

  Reviewed a draft, dated December 9, 2020, of the Merger Agreement.
  Reviewed certain publicly available financial information and other data with respect to Seneca and LBS that Cassel Salpeter deemed relevant.
  Reviewed certain other information and data with respect to Seneca and LBS made available to Cassel Salpeter by Seneca and LBS.
  Considered and compared the financial and operating performance of LBS with that of companies with publicly traded equity securities that Cassel Salpeter deemed relevant.
  Considered the publicly available financial terms of certain transactions that Cassel Salpeter deemed relevant.
  Discussed the business, operations and prospects of Seneca, LBS, and the proposed Merger with Seneca’s and LBS’s management and certain of Seneca’s and LBS’s representatives.
  Conducted such other analyses and inquiries, and considered such other information and factors, as Cassel Salpeter deemed appropriate.

For purposes of its analyses and opinion, Cassel Salpeter at the Seneca Transaction Committee’s direction assumed that (i) the Exchange Ratio, without giving effect to the Reverse Split, would be 0.1539 shares of Seneca Common Stock for each share of LBS capital stock, (ii) there would be no Asset Milestone Payment, and (iii) any LBS Financing Milestone Payment would not be material to Cassel Salpeter’s analyses or opinion. In addition, the Seneca Transaction Committee advised Cassel Salpeter that (i) forecasts reflecting Seneca management’s best currently available estimates and judgments with respect to the future financial performance of Seneca were not available, and (ii) forecasts reflecting LBS management’s best currently available estimates and judgments with respect to the future financial performance of LBS were not available. Accordingly, Cassel Salpeter at the Seneca Transaction Committee’s direction (i) assumed, for purposes of its analyses and opinion, that recent trading prices of Seneca Common Stock provided a reasonable basis on which to evaluate shares of Seneca Common Stock and Seneca and (ii) relied on publicly available information and historical financial and operating information in evaluating LBS.

In arriving at its opinion, Cassel Salpeter, with the Seneca Transaction Committee’s consent, relied upon and assumed, without independently verifying, the accuracy and completeness of all of the financial and other information that was supplied or otherwise made available to it or available from public sources, and Cassel Salpeter further relied upon the assurances of Seneca’s and LBS’s management that they were not aware of any facts or circumstances that would make any such information inaccurate or misleading. Cassel Salpeter also relied upon, without independent verification, the assessments of the management of Seneca and LBS as to LBS’s existing and future technology, products and services and the validity and marketability of, and risks associated with, such technology, products and services (including, without limitation, the development, testing and marketing of such technology, products and services; the receipt of all necessary governmental and other regulatory approvals for the development, testing and marketing thereof; and the life of all relevant patents and other intellectual and other property rights associated with such technology, products and services), and Cassel Salpeter assumed, at the Seneca Transaction Committee’s direction, that there would be no developments with respect to any such matters that would adversely affect Cassel Salpeter’s analyses or opinion. Cassel Salpeter is not a legal, tax, accounting, environmental, or regulatory advisor, and Cassel Salpeter did not express any views or opinions as to any legal, tax, accounting, environmental, or regulatory matters relating to Seneca, LBS, the Merger, or otherwise. Cassel Salpeter understood and assumed that Seneca had obtained or would obtain such advice as it deemed necessary or appropriate from qualified legal, tax, accounting, environmental, regulatory, and other professionals, that such advice was sound and reasonable and that LBS acted or would act in accordance therewith.

Cassel Salpeter did not evaluate the solvency or creditworthiness of Seneca, LBS or any other party to the Merger, the fair value of Seneca, LBS or any of their respective assets or liabilities, or whether Seneca, LBS or any other party to the Merger is paying or receiving reasonably equivalent value in the Merger under any applicable foreign, state, or federal laws relating to bankruptcy, insolvency, fraudulent transfer, or similar matters, nor did Cassel Salpeter evaluate, in any way, the ability of Seneca, LBS or any other party to the Merger to pay its obligations when they come due. Cassel Salpeter did not physically inspect Seneca’s or LBS’s properties or facilities and did not make or obtain any evaluation or appraisal of Seneca’s or LBS’s assets or liabilities (including any contingent, derivative, or off-balance-sheet assets and liabilities). Cassel Salpeter did not attempt to confirm whether Seneca or LBS had good title to their respective assets. Cassel Salpeter’s role in reviewing any information was limited solely to performing such reviews as Cassel Salpeter deemed necessary to support its own advice and analysis and was not on behalf of the Seneca Transaction Committee, the Seneca Board, Seneca, or any other party.

Cassel Salpeter assumed, with the Seneca Transaction Committee’s consent, that the Merger would be consummated in a manner that complies in all respects with applicable foreign, federal, state, and local laws, rules, and regulations and that, in the course of obtaining any regulatory or third party consents, approvals, or agreements in connection with the Merger, no delay, limitation, restriction, or condition would be imposed that would have an adverse effect on Seneca, LBS or the Merger. Cassel Salpeter also assumed, with the Seneca Transaction Committee’s consent, that the final executed form of the Merger Agreement would not differ in any material respect from the draft Cassel Salpeter reviewed and that the Merger would be consummated on the terms set forth in the Merger Agreement, without waiver, modification, or amendment of any term, condition, or agreement thereof material to its analyses or opinion. Cassel Salpeter also assumed that the representations and warranties of the parties to the Merger Agreement contained therein were true and correct and that each such party would perform all of the covenants and agreements to be performed by it under the Merger Agreement. Cassel Salpeter offered no opinion as to the contractual terms of the Merger Agreement or the likelihood that the conditions to the consummation of the Merger set forth in the Merger Agreement would be satisfied. The Seneca Transaction Committee also advised Cassel Salpeter, and Cassel Salpeter assumed, that for U.S. federal tax income purposes the Merger would qualify as a plan of reorganization within the meaning of Section 368(a)of the Internal Revenue Code of 1986, as amended.

In connection with preparing its opinion, Cassel Salpeter performed a variety of financial analyses. The following is a summary of the material financial analyses performed by Cassel Salpeter in connection with the preparation of its opinion. It is not a complete description of all analyses underlying such opinion. The preparation of an opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. As a consequence, neither Cassel Salpeter’s opinion nor the respective analyses underlying its opinion is readily susceptible to partial analysis or summary description. In arriving at its opinion, Cassel Salpeter assessed as a whole the results of all analyses undertaken by it with respect to the opinion. While it took into account the results of each analysis in reaching its overall conclusions, Cassel Salpeter did not make separate or quantifiable judgments regarding individual analyses and did not draw, in isolation, conclusions from or with regard to any individual analysis or factor. Therefore, Cassel Salpeter believes that the analyses underlying the opinion must be considered as a whole and that selecting portions of its analyses or the factors it considered, without considering all analyses and factors underlying the opinion collectively, could create a misleading or incomplete view of the analyses performed by Cassel Salpeter in preparing the opinion.

The implied valuation reference ranges indicated by Cassel Salpeter’s analyses are not necessarily indicative of actual values nor predictive of future results, which may be significantly more or less favorable than those suggested by such analyses. Much of the information used in, and accordingly the results of, Cassel Salpeter’s analyses are inherently subject to substantial uncertainty.

The following summary of the material financial analyses performed by Cassel Salpeter in connection with the preparation of its opinion includes information presented in tabular format. The tables alone do not constitute a complete description of these analyses. Considering the data in the tables below without considering the full narrative description of the analyses, as well as the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses Cassel Salpeter performed.

Share prices for the selected companies used in the selected companies analysis described below were as of December 15, 2020. Estimates of future financial performance for the selected companies listed below were based on publicly available research analyst estimates for those companies.

Financial Analysis of Seneca

For purposes of its analysis of Seneca, Cassel Salpeter, at the direction of the Seneca Transaction Committee, evaluated Seneca based on recent trading prices of the shares of Seneca Common Stock. The recent trading prices reviewed included the following:

	Closing Price[1]
	Spot	3 Months	1 Year
Start Date		15-Sep-20	16-Dec-19
# Trading Days		65	253
High		$0.80	$1.60
Mean		$0.62	$0.79
Median		$0.62	$0.75
Low		$0.53	$0.53
Volume Weighted Mean		$0.66	$1.16
15-Dec-2020	$0.80

______

1. Lookback and spot prices as of December 15, 2020.

Taking into account the results of its review of recent trading prices of Seneca Common Stock and its experience and professional judgment, Cassel Salpeter selected an implied value reference range per share of Seneca Common Stock of $0.80 to $1.60 (which would correspond to an aggregate equity value reference range for Seneca of $14.51 million to $29.02 million).

Financial Analysis of LBS

Selected Companies Analysis. Cassel Salpeter compared financial and operating data for LBS with selected companies with publicly traded equity securities Cassel Salpeter deemed relevant. The financial and operating data reviewed included market value, total invested capital, cash as a percentage of total invested capital, estimated 2021 revenue and estimated 2022 revenue. The selected companies were selected because they were deemed similar to LBS in one or more respects, including the indications targeted by drugs under development, the treatment of side effects of broader indications, and the nature of their business. The selected companies with publicly traded equity securities and the resulting high, low, mean and median financial data were:

•	Seres Therapeutics, Inc.
•	Morphic Holding, Inc.
•	Protagonist Therapeutics, Inc.
•	Ardelyx, Inc.
•	RedHill Biopharma Ltd.
•	Aquestive Therapeutics, Inc.
•	Lexicon Pharmaceuticals, Inc.
•	Assembly Biosciences, Inc.
•	Evoke Pharma, Inc.
•	Avenue Therapeutics, Inc.
•	Immuron Limited

(Dollars in Thousands)	Market Value	Total Invested Capital	Cash/Total Invested Capital	2021E Revenue	2022E Revenue
High	$2,381,456	$2,423,277	111.1%	$141,065	$199,830
Mean	568,745	596,034	21.0%	30,032	60,546
Median	332,562	391,211	8.3%	20,000	35,585
Low	46,252	46,298	2.4%	-	-

The selected companies’ analysis indicated an implied equity value reference range for LBS of $58,400,000 to $87,600,000 in the aggregate, or $0.17 to $0.26 per share of LBS capital stock.

None of the selected companies have characteristics identical to LBS. An analysis of selected publicly traded companies is not mathematical; rather it involves complex consideration and judgments concerning differences in financial and operating characteristics of the selected companies and other factors that could affect the public trading values of the companies reviewed.

Selected Initial Public Offerings Analysis. Cassel Salpeter considered the financial terms of the following initial public offerings (“IPOs”) Cassel Salpeter deemed relevant. The financial data reviewed included gross offering amount, pre-money equity value, post-money equity value, the gross offering amount relative to the post-offering equity value and post-money equity value as a multiple of the book value of the invested equity capital. The selected IPOs were selected because they involved issuers that were deemed similar to LBS in one or more respects, including the indications targeted by drugs under development, the treatment of side effects of broader indications, and the nature of their business. The selected IPOs and the resulting high, low, mean and median financial data were:

Date	Company
26-Jun-19	Morphic Holding, Inc.
24-Jul-18	Aquestive Therapeutics Inc.
26-Jun-17	Avenue Therapeutics Inc.
10-Aug-16	Protagonist Therapeutics Inc.
25-Jun-15	Seres Therapeutics Inc.
18-Jun-14	Ardelyx, Inc.
24-Sep-13	Evoke Pharma, Inc.

		Implied Value
(Dollars in Thousands)	Gross Offering Amount	Pre- Money	Post- Money	%Post Money Equity Value	Post Money Equity Value / Book Value of Invested Equity
High	$153,812	$527,200	681,012	65.4%	5.1	x
Mean	80,023	216,859	296,881	35.3%	2.3	x
Median	73,875	190,401	259,406	26.6%	1.9	x
Low	28,980	20,049	57,999	20.3%	1.2	x

Taking into account the results of the selected IPOs analysis, Cassel Salpeter applied a multiple range of 0.7x to 1.0x to LBS’s invested capital. The selected IPOs analysis indicated an implied equity value reference range for LBS of $58,100,000 to $82,900,000 in the aggregate, or $0.17 to $0.25 per share of LBS capital stock.

None of the companies in the selected IPOs have characteristics identical to LBS. Accordingly, an analysis of selected IPOs is not mathematical; rather it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies in the selected IPOs and other factors that could affect the respective values of the companies and IPOs reviewed.

Implied Exchange Ratio Reference Range

Taking into account the results of its financial analyses of Seneca and LBS, Cassel Salpeter calculated implied exchange ratio reference ranges by comparing the high end of the value reference ranges indicated for LBS and the low end of the value reference range indicated for Seneca and comparing the low end of the value reference ranges indicated for LBS and the high end of the value reference range indicated for Seneca. This analysis indicated implied exchange ratio reference ranges of 0.1082x to 0.3268x based on the selected companies’ analysis of LBS and 0.1091x to 0.3122x based on the selected IPO analysis of LBS, in each case as compared to the assumed exchange ratio of 0.1539x in the Merger pursuant to the Merger Agreement.

Other Matters Relating to Cassel Salpeter’s Opinion

As part of its investment banking business, Cassel Salpeter regularly is engaged in the evaluation of businesses and their securities in connection with mergers, acquisitions, corporate restructurings, private placements and other purposes. Cassel Salpeter is a recognized investment banking firm that has substantial experience in providing financial advice in connection with mergers, acquisitions, sales of companies, businesses and other assets and other transactions. Other than its engagement by Seneca as financial advisor to the Seneca Transaction Committee in connection with the Merger, during the prior two years Cassel Salpeter has not provided any investment banking or financial advisory services to Seneca or LBS for which it has received fees. Cassel Salpeter and its affiliates may in the future seek to provide investment banking or financial advisory services to Seneca and LBS and/or certain of their respective affiliates and expect to receive fees for the rendering of these services. Cassel Salpeter received a fee of $100,000 for rendering its opinion, no portion of which was contingent upon the completion of the Merger. In addition, Seneca agreed to reimburse Cassel Salpeter for certain expenses incurred by it in connection with its engagement and to indemnify Cassel Salpeter and its related parties for certain liabilities that may arise out of its engagement or the rendering of its opinion. In accordance with Cassel Salpeter’s policies and procedures, a fairness committee of Cassel Salpeter was not required to, and did not, approve the issuance of Cassel Salpeter’s opinion.

Interests of the Seneca Directors and Executive Officers in the Merger

In considering the recommendation of the Seneca Board with respect to the approval of the issuance of shares of Seneca Common Stock as contemplated by the Merger Agreement and the other matters to be acted upon by the Seneca stockholders at the Seneca virtual special meeting, the Seneca stockholders should be aware that certain members of the Seneca Board and current and former executive officers of Seneca have interests in the Merger that may be different from, or in addition to, the interests of the Seneca stockholders. These interests relate to or arise from the matters described below. The Seneca Board was aware of these potential conflicts of interest and considered them, among other matters, in reaching their respective decisions to approve the Merger Agreement and the Merger, and to recommend, as applicable, that the Seneca stockholders approve the Seneca stockholder proposals as contemplated by this proxy statement/prospectus/information statement. In connection with the Merger, Seneca retained Radford to provide guidance with regard to the impact of the Severance and Equity Awards Acceleration, as described below, and whether such payments would constitute Golden Parachute Payment under 280G. Radford did include a recommendation in the report.

Severance and Equity Award Acceleration

Dr. Kenneth Carter

Pursuant to Dr. Carter’s employment agreement as Seneca’s Executive Chairman and Principal Executive Officer, upon termination by Seneca without “Cause” or by Dr. Carter with “Good Reason,” as such terms are defined in the employment agreement, Dr. Carter will, as of the date hereof, be entitled to receive (i) the “Accrued Obligations”1, (ii) the continued payment of his base salary for twelve (12) months (the “Applicable Carter Severance Term”), (iii) payment of his bonus pro-rata for the time employed during the year of termination, (iv) COBRA payments for the Applicable Carter Severance Term, and (v) the continued vesting of all outstanding equity grants for the earlier of (y) the term of the equity awards or (z) the Applicable Carter Severance Term. Dr. Carter will be considered a service provider under the applicable plan in which such grants were issued until the last day of the Applicable Carter Severance Term. Upon a termination by Seneca without “Cause” or by Dr. Carter with “Good Reason” three (3) months prior to or twelve (12) months subsequent to a change of control (as such term is defined in the employment agreement), Dr. Carter will be entitled to, as of the date hereof, (a) the Accrued Obligations, (b) the continued payment of his base salary for eighteen (18) months (“Applicable Carter Change of Control Severance Term”), (c) payment of 100% of his target cash bonus for the year of termination, (d) COBRA payments for the applicable Carter Change of Control Severance Term, and (e) the full vesting of all outstanding equity grants on the date of termination. Dr. Carter will be considered a service provider under the applicable Seneca equity compensation plan until the last day of the Applicable Carter Change of Control Severance Term.

In connection with his employment, Dr. Carter was issued an option to purchase shares of Seneca Common Stock. The option grant contained certain adjustment provisions whereby Dr. Carter would be entitled to maintain his pro-rata ownership of 5.00% of the issued and outstanding Seneca Common Stock post-merger. In order to facilitate the transaction, Dr. Carter agreed in principle, subject to entering into a definitive agreement, to cancel the option grant immediately prior to the closing of the Merger in exchange for $188,789. If the Merger does not close, Dr. Carter will retain his option grant.

Mr. Dane Saglio

Pursuant to the terms of the employment agreement as Seneca’s Chief Financial Officer and Principal Accounting Officer, upon termination by Seneca for “Cause” or by Mr. Saglio without “Good Reason,” as such terms are defined in the employment agreement, Mr. Saglio will be entitled to receive the Accrued Obligations. Upon termination by Seneca without “Cause” or by Mr. Saglio with “Good Reason,” Mr. Saglio will, as of the date hereof, be entitled to receive (i) the Accrued Obligations, (ii) the continued payment of his base salary for nine (9) months (the “Applicable Saglio Severance Term”) (iii) payment of his bonus pro-rata for the time employed during the year of termination, (iv) COBRA payments for the Applicable Saglio Severance Term, and (v) the continued vesting of all outstanding equity grants for the earlier of (y) the term of the equity awards or (z) the Applicable Saglio Severance Term. Mr. Saglio will be considered a service provider under the Inducement Plan or any other applicable equity compensation plan of Seneca until the last day of the Applicable Saglio Severance Term. Upon termination by Seneca without “Cause” or by Mr. Saglio with “Good Reason” during the period commencing three (3) months prior to and terminating twelve (12) months subsequent to a change of control (as such term is defined in the employment agreement), Mr. Saglio will be entitled to (a) the Accrued Obligations, (b) the continued payment of his base salary for twelve (12) months (“Applicable Saglio Change of Control Severance Term”), (c) payment of 100% of target cash bonus for the entire year of termination, (d) COBRA payments for the Applicable Saglio Change of Control Severance Term, and (e) the full vesting of all outstanding equity grants on the date of termination. Mr. Saglio will be considered a service provider the applicable Seneca equity compensation plan until the last day of the Applicable Saglio Change of Control Severance Term.

___________________________

1 “Accrued Obligations” means (i) all accrued but unpaid base salary through the date of termination, (ii) all bonuses that have been awarded but remain unpaid as of the date of termination, (iii) any unpaid or unreimbursed business expenses, (iv) any accrued but unpaid benefits provided under the company's employee benefit plans (v) any accrued but unpaid rights to indemnification and the benefits under any directors' and officers' liability insurance policy, and (vi) any accrued but unused vacation time through the date of termination.

In connection with his employment, Mr. Saglio was issued an option to purchase shares of Seneca Common Stock. The option grant contained certain adjustment provisions whereby Mr. Saglio would be entitled to maintain his pro-rata ownership of 0.75% of the issued and outstanding Seneca Common Stock post-merger. In order to facilitate the transaction, Mr. Saglio agreed in principle, subject to entering into a definitive agreement, to cancel the option grant immediately prior to closing in exchange for $362,392. If the Merger does not close, Mr. Saglio will retain his option grant.

Dr. Matthew Kalnik

Pursuant to his employment agreement as Seneca’s President and Chief Operating Officer, upon termination by Seneca for “Cause” or by Dr. Kalnik without “Good Reason,” as such terms are defined in the employment agreement, Dr. Kalnik will, as of the date hereof, be entitled to receive the Accrued Obligations. Upon termination by the Seneca without “Cause” or by Dr. Kalnik with “Good Reason,” Dr. Kalnik will be entitled to receive (i) the Accrued Obligations, (ii) the continued payment of his base salary for eleven (11) months (the “Applicable Kalnik Severance Term”) (iii) payment of his bonus pro-rata for the time employed during the year of termination, (iv) COBRA payments for the Applicable Kalnik Severance Term, and (v) the continued vesting of all outstanding equity grants for the earlier of (y) the term of the equity awards or (z) the Applicable Kalnik Severance Term. Dr. Kalnik will be considered a service provider under the applicable Seneca equity compensation plan until the last day of the Applicable Kalnik Severance Term. Upon termination by Seneca without “Cause” or by Dr. Kalnik with “Good Reason” during the period commencing three (3) months prior to and terminating twelve (12) months subsequent to a change of control (as such term is defined in the employment agreement), Dr. Kalnik will be entitled to (a) the Accrued Obligations, (b) the continued payment of his base salary for fifteen (15) months (“Applicable Kalnik Change of Control Severance Term”), (c) payment of 100% of target cash bonus for the entire year of termination, (d) COBRA payments for the Applicable Kalnik Change of Control Severance Term, and (e) the full vesting of all outstanding equity grants on the date of termination. Dr. Kalnik will be considered a service provider under the applicable Seneca equity compensation plan until the last day of the Applicable Kalnik Change of Control Severance Term.

In connection with his employment Dr. Kalnik was issued an option to purchase shares of Seneca Common Stock. The option grant contained certain adjustment provisions whereby Dr. Kalnik would be entitled to maintain his pro-rata ownership of 3.00% of the issued and outstanding Seneca Common Stock post-merger. In order to facilitate the transaction, Dr. Kalnik agreed in principle, subject to entering into a definitive agreement, to cancel the option grant immediately prior to closing in exchange for $476,663. If the Merger does not close, Dr. Kalnik will retain his option grant.

Additionally, Seneca issued an option to our senior vice president of research and development in connection with his employment to purchase shares of Seneca Common Stock. The option grant contained certain adjustment provisions whereby he would be entitled to maintain his pro-rata ownership of 1.00% of the issued and outstanding Seneca Common Stock post-merger. In order to facilitate the transaction, the recipient agreed in principle, subject, subject to entering into a definitive agreement, to cancel the option grant immediately prior to closing in exchange for $395,168.

Board Matters

Pursuant to the terms of the Merger Agreement, Cristina Csimma, PharmD, MHP, Mary Ann Gray, PhD, and Binxian Wei, who are currently directors of Seneca, will continue as directors of the combined organization after the Closing and will be eligible to receive compensation as non-employee directors.

Equity Interests of Executive Officers and Directors

The following table presents certain information concerning the outstanding option awards, restricted stock and RSUs held by each of the named executive officers and non-executive director, as of November 15, 2020, who continue to be employed by Seneca. Please see the section titled “Merger Related Executive Compensation Arrangements” disclosure included below for quantification of the value associated with the vesting acceleration of these awards in connection with the termination of Seneca’s named executive officers upon the consummation of the Merger.

	Number of securities underlying unexercised options - exercisable	Number of securities underlying unexercised options - unexercisable	Equity incentive plan awards: Number of securities underlying unexercised unearned options	Option exercise price	Option expiration date	Number of shares or units of stock that have not vested	Market value of shares of units of stock that have not vested	Equity incentive plan award: Number of unearned shares, units or other rights that have not vested	Equity incentive plan awards: Market or payout value of unearned shares, units or other rights that have not vested
Name	(#)	(#)	(#)	($)		(#)	($)	(#)	(#)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Kenneth Carter, PhD (1)	342,311	522,474	-	$0.6199	4/1/2030	-	$-	-	$-
Mathew Kalnik, PhD (2)	205,429	313,550	-	$0.6199	4/1/2030	-	$-	-	$-
Dane Saglio (3)	51,357	78,388	-	$0.6199	4/1/2030	-	$-	-	$-
Cristina Csimma, PharmD, MHP (4)	2,983	-	-	$22.20	7/1/2028	-	$-	-	$-
(5)	10,106	-	-	$6.00	7/1/2029	-	$-	-	$-
(6)				$-	-	-	$-	3,000	$1,740.00
Mary Ann Gray, PhD (7)	-	-	-	$-	-	-	$-	3,000	$1,740.00
David Mazzo, PhD (8)	455	-	-	$7.20	6/17/2029	-	$-	-	$-
(9)	10,106	-	-	$6.00	7/1/2029	-	$-	-	$-
(10)	-	-	-	$-	-	-	$-	3,000	$1,740.00
Binxian Wei (11)	5,925	-	-	$8.80	2/10/2029	-	$-	-	$-
(12)	20,212	-	-	$6.00	7/1/2029	-	$-	-	$-
(13)	-	-	-	$-	-	-	$-	3,000	$1,740.00

_______________________

(1)	On April 1, 2020, Dr. Carter, our Executive Chairman, received a conditional option grant to purchase 471,400 shares of common stock, subject to the receipt of shareholder approval as well as the forfeiture of all of his previously issued vested and unvested grants. The option grant has a term of ten (10) years, and an exercise price of $0.6199. The option vests (i) one quarter (1/4) on the effective date and (ii) three quarters (3/4) on a monthly basis over the thirty-six (36) month period following the effective date, provided Dr. Carter remains a service provider to the Company over such period. For a period of nine (9) months, subject to adjustment upon the Company’s issuance of common stock including by virtue of exercise, conversion or exchange of common stock equivalents, the shares underlying the options are subject to adjustment to maintain the percentage ownership that the option grant reflects on the date of grant. This grant was approved by shareholders on September 9, 2020.

(2)	On April 1, 2020, in connection with Matthew Kalnik, PhD’s employment as President and Chief Operating Officer, we granted an inducement option from the Company’s Inducement Award Stock Option Plan to purchase 282,840 shares of common stock. The Inducement Option has an exercise price of $0.6199 per share, a term of ten (10) years, and vests as follows: (i) one quarter (1/4) of the options vest on the Effective Date, and (ii) the remaining three-quarters (3/4) of the options will vest on a monthly basis over the thirty-six (36) month period following the Effective Date. For a period of nine (9) months, subject to adjustment upon the Company’s issuance of common stock including by virtue of exercise, conversion or exchange of common stock equivalents, the shares underlying the options are subject to adjustment to maintain the percentage ownership that the option grant reflects on the date of grant.

(3)	On April 1, 2020, in connection with Dane Saglio’s employment as Chief Financial Officer, we granted an inducement option from the Company’s Inducement Award Stock Option Plan to purchase 70,710 shares of common stock. The Inducement Option has an exercise price of $0.6199 per share, a term of ten (10) years, and vests as follows: (i) one quarter (1/4) of the options vest on the Effective Date, and (ii) the remaining three-quarters (3/4) of the options will vest on a monthly basis over the thirty-six (36) month period following the Effective Date. For a period of nine (9) months, subject to adjustment upon the Company’s issuance of common stock including by virtue of exercise, conversion or exchange of common stock equivalents, the shares underlying the options are subject to adjustment to maintain the percentage ownership that the option grant reflects on the date of grant.

(4)	On July 1, 2018, in accordance with our non-employee board member compensation policy, we granted Dr. Csimma an option under the Company's 2019 Equity Incentive Plan to purchase 2,982 shares of common stock at $22.20 per share. The option vested quarterly over the board year.

(5)	On July 1, 2019, in accordance with our non-employee board member compensation policy, we granted Dr. Csimma an option under the Company's 2019 Equity Incentive Plan to purchase 10,106 shares of common stock at $6.00 per share. The option vested quarterly over the board year.

(6)	On April 3, 2020, in accordance with our non-employee board member compensation policy, we granted Dr. Csimma 6,000 restricted stock units ("RSU's") under the Company's 2019 Equity Incentive Plan. The RSU's vest quarterly over the board year.

(7)	On April 3, 2020, in accordance with our non-employee board member compensation policy, we granted Dr. Gray 6,000 restricted stock units ("RSU's") under the Company's 2019 Equity Incentive Plan. The RSU's vest quarterly over the board year.

(8)	On June 12, 2019, in accordance with our non-employee board member compensation policy, we granted Dr. Mazzo an option under the Company's 2019 Equity Incentive Plan to purchase 455 shares of common stock at $7.20 per share. The option vested on June 30, 2019.

(9)	On July 1, 2019, in accordance with our non-employee board member compensation policy, we granted Dr. Mazzo an option under the Company's 2019 Equity Incentive Plan to purchase 10,106 shares of common stock at $6.00 per share. The option vested quarterly over the board year.

(10)	On April 3, 2020, in accordance with our non-employee board member compensation policy, we granted Dr. Mazzo 6,000 restricted stock units ("RSU's") under the Company's 2019 Equity Incentive Plan. The RSU's vest quarterly over the board year.

(11)	On February 10, 2019, in accordance with our non-employee board member compensation policy, we granted Mr. Wei an option under the Company's 2019 Equity Incentive Plan to purchase 5,925 shares of common stock at $7.20 per share. The option vested quarterly over the remainder of the board year.

(12)	On July 1, 2019, in accordance with our non-employee board member compensation policy, we granted Mr. Wei an option under the Company's 2019 Equity Incentive Plan to purchase 20,212 shares of common stock at $6.00 per share. The option vested quarterly over the board year.

(13)	On April 3, 2020, in accordance with our non-employee board member compensation policy, we granted Mr. Wei 6,000 restricted stock units ("RSU's") under the Company's 2019 Equity Incentive Plan. The RSU's vest quarterly over the board year.

Merger Related Executive Compensation Arrangements

The following table and related footnotes present information about the compensation payable to Seneca’s named executive officers (who are the only executive officers of Seneca) in connection with the Merger and their associated termination without cause from Seneca. The compensation shown in the table below is intended to comply with Item 402(t) of Regulation S-K, which requires disclosure of information about compensation for each named executive officer that is based on or otherwise relates to the Merger. Named executive officers who are no longer employed by Seneca have been excluded from the table below.

The values in the table below assume a termination as of January 1, 2021.

Name (a)	Cash ($) (b)	Equity ($) (c)	Pension/NQDC ($) (d)	Perquisites/Benefits ($) (e)	Tax Reimbursement ($) (f)	Other ($) (g)	Total ($) (h)
Kenneth Carter, PhD	1,050,000	188,789 (1)		44,245			1,283,034
Mathew Kalnik, PhD	705,500	476,663 (1)		44,594			1,226,757
Dane Saglio	525,000	362,392 (1)		28,430			915,822

(1)	Represents anticipated payment for the cancellation of outstanding stock options.

Ownership Interests

As of November 15, 2020, Seneca’s named executive officers and directors beneficially owned, in the aggregate, less than 1% of the shares of Seneca Common Stock. Approval of Proposal No. 1 requires the affirmative vote of holders of a majority of Seneca Common Stock having voting power outstanding on the record date for the Seneca virtual special meeting. Approval of Proposals Nos. 2, 3, 4, 5, and 6 requires the affirmative vote of a majority of voting power of the shares present or represented by proxy at the Seneca virtual special meeting and entitled to vote on the subject matter. Certain Seneca officers and directors, and their affiliates, have also entered into support agreements in connection with the Merger. For a more detailed discussion of the support agreements, please see the section titled “Agreements Related to the Merger” beginning on page 141 of this proxy statement/prospectus/information statement.

Seneca Options

As of November 15, 2020, Seneca’s named executive officers and directors collectively owned unvested Seneca stock options covering 914,412 shares of Seneca Common Stock and vested Seneca stock options covering 653,838 shares of Seneca Common Stock. Drs. Carter and Kalnik, Mr. Saglio, and Seneca's senior vice president of reach and development have agreed in principle, subject to entering into definitive agreements, to the cancellation of their respective outstanding common stock purchase options immediately prior to the closing of the Merger in exchange for aggregate consideration of $1,423,012. Prior to the closing of the Merger, all outstanding and unexercised options to purchase shares of Seneca Common Stock with an exercise price of greater than $1.60 will be canceled and have no further force and effect. All outstanding and unexercised options to purchase shares of Seneca Common Stock with an exercise price equal to or less than $1.60 will remain effective and outstanding.

Seneca Restricted Stock Units

As of November 15, 2020, Seneca’s named executive officers and directors collectively owned unvested Seneca restricted stock units covering 12,000 shares of Seneca Common Stock and vested Seneca restricted stock units covering 16,904 shares of Seneca Common Stock. Prior to the closing of the Merger, all outstanding and unvested restricted stock units will be accelerated and all outstanding unsettled restricted stock units will be settled in shares of Seneca Common Stock.

Indemnification and Insurance

For a discussion of the indemnification and insurance provisions related to the Seneca directors and officers under the Merger Agreement, please see the section titled “The Merger Agreement—Other Agreements.”

Interests of the LBS Directors and Executive Officers in the Merger

LBS stockholders should be aware that certain members of the LBS Board and executive officers of LBS have interests in the Merger that may be different from, or in addition to, interests they may have as LBS stockholders. For example, in connection with the Merger, the executive officers of LBS entered into new employment agreements and are entitled to receive cash bonuses, certain executive officers are entitled to receive equity grants, and members of the LBS Board are entitled to receive cash bonuses, all as more fully detailed in the section entitled “Executive Compensation of LBS” of this proxy statement/prospectus/information statement. The LBS Board was aware of these potential conflicts of interest and considered them, among other matters, in reaching its decision to approve the Merger Agreement, the Merger and related transactions.

Ownership Interests

Certain of LBS’s directors and executive officers beneficially own shares of LBS Common Stock or LBS Preferred Stock, each of which will be exchanged for Seneca Common Stock upon the closing of the Merger. For more information regarding such ownership, see the section titled “Principal Stockholders of LBS” of this proxy statement/prospectus/information statement.

Management Following the Merger

Executive Officers of the Combined Company Following the Merger

Immediately following the Merger, the executive management team of the combined company is expected to be comprised of the following individuals with such additional officers as may be added by LBS or the combined company:

Name	Position
Thomas Hallam, Ph.D.	Chief Executive Officer and Director
JD Finley	Chief Financial Officer
Michael Dawson, M.D.	Chief Medical Officer

Board of Directors

Directors of the Combined Company Following the Merger

At the Effective Time, the combined company is expected to initially have an eight-member board of directors, comprised of (a) Thomas Hallam, Ph.D., James R. Neal, Stephanie Diaz, Robert J. Trenschel, D.O. and Don Williams, each as a LBS designee, and (b) Cristina Csimma, PharmD, M.H.P., Mary Ann Gray, Ph.D. and Binxian Wei, each as a Seneca designee, until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal.

The aforementioned board of directors will have an audit committee, a compensation committee and a nominating and corporate governance committee, in accordance with the Nasdaq rules. All of Seneca’s current directors, other than Cristina Csimma, PharmD, MHP., Mary Ann Gray, PhD. and Binxian Wei, are expected to resign from their positions as directors of Seneca, effective as of the Effective Time.

Merger Consideration and Exchange Ratio

For a discussion of merger consideration and the Exchange Ratio, please see the section titled “The Merger Agreement—Merger Consideration and Exchange Ratio” beginning on page 121 of this proxy statement/prospectus/information statement.

Treatment of Seneca Stock Options and Restricted Stock Units

Under the terms of the Merger Agreement, the Seneca Board shall adopt appropriate resolutions to provide that (i) all outstanding and unexercised options to purchase shares of Seneca Common Stock with an exercise price of greater than $1.60 will be canceled and have no further force and effect and all outstanding and unexercised options to purchase shares of Seneca Common Stock with an exercise price equal to or less than $1.60 will remain effective and outstanding, and (ii) all outstanding and unvested Seneca restricted stock units will be accelerated and all outstanding unsettled restricted stock units will be settled in shares of Seneca Common Stock.

Treatment of LBS Stock Options

Under the terms of the Merger Agreement, each option to purchase shares of LBS Common Stock that is outstanding and unexercised immediately prior to the Effective Time, whether or not vested, will be converted into an option to purchase shares of Seneca Common Stock. Seneca will assume the LBS Amended and Restated 2013 Employee, Director and Consultant Equity Incentive Plan, and all rights with respect to each outstanding option to purchase LBS Common Stock in accordance with its terms and the terms of the stock option agreement by which such option is evidenced.

Accordingly, from and after the Effective Time: (i) each outstanding LBS stock option assumed by Seneca may be exercised solely for shares of Seneca Common Stock; (ii) the number of shares of Seneca Common Stock subject to each outstanding LBS stock option assumed by Seneca will be determined by multiplying (A) the number of shares of LBS Common Stock that were subject to such LBS stock option, as in effect immediately prior to the Effective Time, by (B) the Exchange Ratio and the Reverse Split, and rounding the resulting number down to the nearest whole number of shares of Seneca Common Stock; (iii) the per share exercise price for the Seneca Common Stock issuable upon exercise of each LBS stock option assumed by Seneca will be determined by dividing (A) the per share exercise price of LBS Common Stock subject to such LBS stock option, as in effect immediately prior to the Effective Time, by (B) the Exchange Ratio and the Reverse Split and rounding the resulting exercise price up to the nearest whole cent; and (iv) any restriction on the exercise of any LBS stock option assumed by Seneca will continue in full force and effect and the term, exercisability, vesting schedule and any other provisions of such LBS stock option will otherwise remain unchanged; provided, however, that the board of directors of the surviving corporation or a committee thereof shall succeed to the authority and responsibility, if any, of the LBS Board or any committee thereof with respect to each LBS stock option assumed by Seneca.

Treatment of LBS Warrants

Under the terms of outstanding LBS warrants, upon consummation of the Merger, Seneca will assume the LBS warrants, including the Bridge Warrants, and the obligation to deliver to each holder of the LBS warrants shares of Seneca Common Stock upon exercise in accordance with the terms and conditions of the LBS warrants.

Accordingly, from and after the Effective Time: (i) each outstanding LBS warrant assumed by Seneca may be exercised solely for shares of Seneca Common Stock; (ii) the number of shares of Seneca Common Stock subject to each LBS warrant assumed by Seneca shall be determined by multiplying (A) the number of shares of LBS Common Stock that were subject to such LBS warrant, as in effect immediately prior to the Effective Time, by (B) the Exchange Ratio and the Reverse Split, and rounding the resulting number down to the nearest whole number of shares of Seneca Common Stock; (iii) the per share exercise price for the Seneca Common Stock issuable upon exercise of each LBS warrant assumed by Seneca shall be determined by dividing (A) the exercise price per share of LBS Common Stock subject to such LBS warrant, as in effect immediately prior to the Effective Time, by (B) the Exchange Ratio and the Reverse Split, and rounding the resulting exercise price up to the nearest whole cent; and (iv) any restriction on the exercise of a LBS warrant assumed by Seneca shall continue in full force and effect and the term, exercisability and other terms of such LBS warrant shall otherwise remain unchanged; provided, however, that the board of directors of the surviving corporation or a committee thereof shall succeed to the authority and responsibility, if any, of the LBS Board or any committee thereof with respect to each LBS warrant assumed by Seneca.

Merger Expenses

Except as otherwise expressly provided in the Merger Agreement, all costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby will be paid by the party incurring such expense, except that each party will pay for 50% all fees and expenses paid to the SEC in connection with filing this proxy statement/prospectus/information statement, and any amendments and supplements hereto, with the SEC, and LBS will pay for all the Nasdaq fees associated with the Nasdaq listing application.

Effective Time of the Merger

The Merger will be completed as promptly as practicable (but no later than the second business day) after all of the conditions to completion of the Merger are satisfied or waived, including the approval of the stockholders of Seneca and LBS, unless earlier terminated in accordance with the terms of the Merger Agreement. For more information on termination rights, see the section entitled “The Merger Agreement—Termination and Termination Fees” on page 137 of this proxy statement/prospectus/information statement. The Merger is anticipated to occur after the Seneca virtual special meeting, which is further described on page 75 of this proxy statement/prospectus/information statement. Seneca and LBS cannot predict the exact timing of the completion of the Merger because it is subject to various conditions.

Regulatory Approvals

In the United States, Seneca must comply with applicable federal and state securities laws and the rules and regulations of Nasdaq in connection with the issuance of shares of Seneca Common Stock to LBS’s stockholders in connection with the transactions contemplated by the Merger Agreement and the filing of this proxy statement/prospectus/information statement with the SEC. Seneca does not intend to seek any regulatory approval from antitrust authorities to consummate the transactions.

Litigation Relating to the Merger

As of February 9, 2021, five complaints have been filed by purported Seneca stockholders, each of which seeks to enjoin the Merger and other relief.

On January 8, 2021, Joseph Sheridan, a purported Seneca stockholder, filed a complaint in the United States District Court for the Southern District of New York against Seneca, the members of its board of directors, and LBS, captioned Sheridan v. Seneca Biopharma, Inc., et al., Case No. 1:21-cv-00166 (the “Sheridan Complaint”).

Also, on January 8, 2021, Hesam Pirjamaat, a purported Seneca stockholder, filed a complaint in the United States District Court for the Southern District of New York against Seneca, the members of its board of directors, Townsgate Acquisition Sub 1, Inc., and LBS, captioned Pirjamaat v. Seneca Biopharma, Inc., et al., Case No. 1:21-cv-00172 (the “Pirjamaat Complaint”).

On January 13, 2021, Brian Johnson, a purported Seneca stockholder, filed a complaint in the United States District Court for the Southern District of New York against Seneca and the members of its board of directors, captioned Johnson v. Seneca Biopharma, Inc., et al., Case No. 1:21-cv-00310 (the “Johnson Complaint”).

On January 15, 2021, Vipin Mathews, a purported Seneca stockholder, filed a complaint in the United States District Court for the Eastern District of New York against Seneca and the members of its board of directors, captioned Mathews v. Seneca Biopharma, Inc., et al., Case No. 1:21-cv-00242 (the “Mathews Complaint,” and, together with the Sheridan Complaint, the Pirjamaat Complaint, and the Johnson Complaint, the “Stockholder Complaints”).

On January 22, 2021, Emily Pechal, a purported Seneca stockholder, filed a complaint in the United States District Court for the Southern District of New York against Seneca and the members of its board of directors, captioned Pechal v. Seneca Biopharma, Inc., et al., Case No. 1:21-cv-00585 (the “Pechal Complaint,” and, together with the Sheridan Complaint, the Pirjamaat Complaint, the Johnson Complaint, the Mathews Complaint, the “Stockholder Complaints”).

The Stockholder Complaints assert claims against Seneca, the members of the Seneca Board, and LBS as defendants under Section 14(a) of the Exchange Act and Rule 14a-9 promulgated thereunder for allegedly false and misleading statements in this proxy statement/prospectus/information statement and Section 20(a) of the Exchange Act for alleged “control person” liability with respect to such allegedly false and misleading statements. The Johnson Complaint asserts that the members of the Seneca Board breached their fiduciary duties of candor/disclosure in connection with the merger by purportedly failing to disclose material information about the Merger.

Each of the Stockholder Complaints seek, among other relief, injunctive relief, including enjoining the Merger unless and until the defendants disclose the allegedly omitted material information, as well as an award of attorneys’ and experts’ fees. The Mathews Complaint also seeks to enjoin any vote on the Merger; the Sheridan Complaint and the Johnson Complaint seek damages; the Sheridan Complaint, the Pirjamaat Complaint, and the Mathews Complaint seek, in the event the defendants consummate the merger, rescission of the Merger or an award of rescissory damages; the Pirjamaat Complaint seeks an order directing the Seneca Board to disseminate a revised registration statement in compliance with Sections 14(a) and/or 20(a) of the Exchange Act and Rule 14a-9; and the Pirjamaat Complaint and the Mathews Complaint seek a declaration that defendants violated Sections 14(a) and/or 20(a) of the Exchange Act and Rule 14a-9.

Seneca and LBS believe the allegations in the Complaints are without merit.

Other stockholders may file additional lawsuits challenging the Merger, which may name Seneca, LBS, members of the Seneca or LBS boards of directors and/or others as defendants. No assurance can be made as to the outcome of such lawsuits or the Stockholder Complaints, including the amount of costs associated with defending, or any other liabilities that may be incurred in connection with the litigation of, such claims.

Material U.S. Federal Income Tax Consequences of the Merger

The following discussion represents the opinion of Reed Smith, counsel to Seneca, and Cooley, counsel to LBS, with respect to material U.S. federal income tax consequences of the Merger to U.S. holders (as defined below). This summary is based upon current provisions of the Code, existing Treasury regulations, judicial decisions, and published rulings and administrative pronouncements of the IRS, all in effect as of the date hereof and all of which are subject to differing interpretations or change. Any such change or differing interpretation, which may be retroactive, could alter the tax consequences to LBS stockholders from the following summary.

This discussion applies only to LBS stockholders who hold their LBS capital stock as a “capital asset” within the meaning of Section 1221 of the Code, and does not address all U.S. federal income tax consequences relevant to a LBS stockholder. In addition, it does not address consequences relevant to LBS stockholders that are subject to particular U.S. or non-U.S. tax rules, including, without limitation to LBS stockholders that are:

•	brokers, dealers or traders in securities; banks; insurance companies; other financial institutions; mutual funds;

•	real estate investment trusts; regulated investment companies; tax-exempt organizations or governmental organizations;

•	pass-through entities such as partnerships, S corporations, disregarded entities for federal income tax purposes and limited liability companies (and investors therein);

•	persons who are not U.S. holders (as defined below);

•	stockholders who are subject to the alternative minimum tax provisions of the Code;

•	persons who hold their shares as part of a hedge, wash sale, synthetic security, conversion transaction, or other integrated transaction;

•	persons that have a functional currency other than the U.S. dollar; traders in securities who elect to apply a mark-to-market method of accounting;

•	persons who hold shares of LBS capital stock that may constitute “qualified small business stock” under Section 1202 of the Code or as “Section 1244 stock” for purposes of Section 1244 of the Code;

•	persons who elect to apply the provisions of Section 1400Z-2 to any gains realized in the Merger;

•	persons who acquired their shares of stock in a transaction subject to the gain rollover provisions of Section 1045 of the Code;

•	persons subject to special tax accounting rules as a result of any item of gross income with respect to LBS capital stock being taken into account in an “applicable financial statement” (as defined in the Code);

•	persons deemed to sell LBS capital stock under the constructive sale provisions of the Code;

•	persons who acquired their shares of stock pursuant to the exercise of options or otherwise as compensation or through a tax-qualified retirement plan or through the exercise of a warrant or conversion rights under convertible instruments;

•	persons who acquired their shares of stock pursuant to the Pre-Merger Financing; and

•	certain expatriates or former citizens or long-term residents of the United States.

LBS stockholders, including in particular those subject to special U.S. or non-U.S. tax rules that are described in this paragraph, are urged to consult their own tax advisors regarding the consequences to them of the Merger. If an entity or arrangement that is treated as a partnership for U.S. federal income tax purposes holds LBS capital stock, the U.S. federal income tax treatment of the partnership or a partner in the partnership will depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. If you are a partnership or a partner of a partnership holding LBS capital stock or any other person not addressed by this discussion, you should consult your tax advisors regarding the tax consequences of the Merger.

In addition, the following discussion does not address: (a) the tax consequences of transactions effectuated before, after or at the same time as the Merger, whether or not they are in connection with the Merger, including, without limitation, the Pre-Merger Financing and any transactions in which shares of LBS capital stock are acquired or disposed of other than in exchange for shares of Seneca Common Stock in the Merger; (b) the tax consequences to holders of options or warrants issued by LBS which are assumed in connection with the Merger; (c) the tax consequences of the ownership of shares of Seneca Common Stock following the Merger; (d) any U.S. federal non-income tax consequences of the Merger, including estate, gift or other tax consequences; (e) any state, local or non-U.S. tax consequences of the Merger; or (f) the Medicare contribution tax on net investment income.

Definition of “U.S. Holder”

For purposes of this discussion, a “U.S. holder” is a beneficial owner of LBS capital stock that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation or any other entity taxable as a corporation created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•	a trust if either (i) a court within the United States is able to exercise primary supervision over the administration of such trust, and one or more United States persons (within the meaning of Section 7701(a)(30) of the Code) are authorized or have the authority to control all substantial decisions of such trust, or (ii) the trust was in existence on August 20, 1996 and has a valid election in effect under applicable Treasury Regulations to be treated as a United States person for U.S. federal income tax purposes; or

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source.

General

In the opinion of Cooley and Reed Smith, the Merger should qualify as a “reorganization” within the meaning of Section 368(a) of the Code and that accordingly the material U.S. federal income tax consequences of the Merger to U.S. holders are as described below under the heading “—Treatment of U.S. Holders in the Merger.” These opinions are based on facts and representations contained in representation letters provided to Reed Smith and Cooley by Seneca, Merger Sub and LBS and further assume that the Merger is completed in the manner set forth in the Merger Agreement and the Registration Statement on Form S-4 of which this proxy statement/prospectus/information statement forms a part. Moreover, counsels’ opinions will be based on certain factual assumptions, including the assumption that, if any LBS stockholders dissent from the Merger, the aggregate number of dissenting shares they hold and the aggregate amount of cash paid to them will not equal or exceed such number and amount as would cause the Merger to fail to constitute a “reorganization” within the meaning of Section 368(a) of the Code.

However, the treatment of contingent consideration, such as the Milestone Payments, received in a transaction intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code is unclear under current law, and there can be no assurance that the IRS will not take a contrary position to that described herein or that a court will not agree with a contrary position of the IRS in the event of litigation. If the Milestone Payments are treated as taxable “boot,” the Merger could fail to qualify as a reorganization and the tax consequences described below could be materially different. In addition, the tax opinions will be based on the law in effect on the date of the opinions and will assume that there will be no change in applicable law between such date and the time of the Merger. If any assumption or representation is or becomes inaccurate, the U.S. federal income tax consequences of the Merger could be adversely affected. An opinion of counsel represents counsel’s best legal judgment but is not binding on the IRS or any court, and there can be no certainty that the IRS will not challenge the conclusions reflected in the tax opinions or that a court would not sustain such a challenge. Neither Seneca nor LBS intends to obtain a ruling from the IRS with respect to the tax consequences of the Merger. Indeed, the IRS has announced that it will not issue favorable “reorganization” rulings with respect to contingent stock arrangements (such as the Milestone Payments) unless such arrangements comply with certain requirements, not all of which are satisfied in the Merger. Further, the closing of the Merger is not conditioned upon obtaining an opinion from counsel that the Merger will qualify as a reorganization. Accordingly, no assurance can be given that the IRS will not challenge the Merger’s qualification as a “reorganization” within the meaning of Section 368(a) of the Code or that a court would not sustain such a challenge.

Treatment of U.S. Holders in the Merger

As noted above, in the opinion of Cooley and Reed Smith, the Merger should qualify as a “reorganization” under Section 368(a) of the Code. If the Merger so qualifies, U.S. holders will not recognize gain or loss upon the exchange of their LBS capital stock for Seneca Common Stock in the Merger, U.S. holders will obtain a basis in the Seneca Common Stock they receive in the Merger (including, except as discussed below with respect to any Milestone Payments that represent imputed interest, any Milestone Payments received as described below under the heading “The Merger Agreement—Merger Consideration and Exchange Ratio—Milestone Payments”) equal to their basis in the LBS capital stock exchanged therefor, and the holding period of the shares of Seneca Common Stock received by a U.S. holder in the Merger (excluding any Milestone Payments treated as imputed interest) will include the holding period of the shares of LBS capital stock surrendered in exchange therefor. A portion of any Milestone Payments U.S. holders receive pursuant to the Merger will be taxable upon receipt as imputed interest. A U.S. holder’s basis in any Milestone Payments treated as imputed interest will equal the fair market value of such shares on the date of receipt, and a U.S. holder’s holding period in such Milestone Payments will begin on the day following the date of receipt.

If the Merger does not qualify as a reorganization within the meaning of Section 368(a) of the Code, then each U.S. holder will be treated as exchanging its LBS capital stock in a fully taxable transaction in exchange for Seneca Common Stock. U.S. holders of LBS capital stock generally will recognize capital gain or loss in such exchange equal to the difference between (i) the fair market value of the Seneca Common Stock received in the Merger (excluding any Milestone Payments treated as imputed interest, as discussed above) and (ii) such holder’s tax basis in the LBS capital stock surrendered in the Merger. The aggregate tax basis of a U.S. holder in the Seneca Common Stock received in the Merger will equal its fair market value at the Effective Time, and the holding period of Seneca Common Stock received in the Merger will begin on the day after the Effective Time of the Merger.

Holders of LBS capital stock are urged to consult their tax advisors regarding the U.S. federal income tax consequences of the Merger in light of their personal circumstances and the consequences to them under state, local and non-U.S. tax laws and other federal tax laws.

Information Reporting and Backup Withholding

Each U.S. holder who receives shares of Seneca Common Stock in the Merger is required to retain permanent records pertaining to the Merger, and make such records available to any authorized IRS officers and employees. Such records should specifically include information regarding the amount, basis, and fair market value of all transferred property, and relevant facts regarding any liabilities assumed or extinguished as part of such reorganization. U.S. holders who owned immediately before the Merger at least one percent (by vote or value) of the total outstanding stock of LBS or securities of LBS with a basis of $1,000,000 or more, are required to attach a statement to their tax returns for the year in which the Merger is consummated that contains the information listed in Treasury Regulation Section 1.368-3(b). Such statement must include the U.S. holder’s tax basis in such holder’s LBS capital stock or securities surrendered in the Merger, the fair market value of such stock or securities, the date of the Merger and the name and employer identification number of each of LBS and Seneca. U.S. holders are urged to consult with their tax advisors to comply with these rules.

A U.S. holder of LBS capital stock may be subject to information reporting and backup withholding for U.S. federal income tax purposes with respect to certain payments in connection with the Merger. Backup withholding will not apply, however, to a U.S. holder who (i) furnishes a correct taxpayer identification number and certifies the holder is not subject to backup withholding on IRS Form W-9 or a substantially similar form, or (ii) certifies the holder is otherwise exempt from backup withholding. If a U.S. holder does not provide a correct taxpayer identification number on IRS Form W-9 or other proper certification, the stockholder may be subject to penalties imposed by the IRS. Any amounts withheld under the backup withholding rules may be refunded or allowed as a credit against the federal income tax liability of a U.S. holder of LBS capital stock, if any, provided the required information is timely furnished to the IRS. LBS stockholders should consult their tax advisors regarding their qualification for an exemption from backup withholding, the procedures for obtaining such an exemption, and in the event backup withholding is applied, to determine if any tax credit, tax refund or other tax benefit may be obtained.

This summary does not take into account your particular circumstances and does not address consequences that may be particular to you. Therefore, you should consult your tax advisor regarding the particular consequences of the Merger to you.

Nasdaq Stock Market Listing

Seneca Common Stock currently is listed on the Nasdaq Capital Market under the symbol “SNCA.” Seneca has agreed to use commercially reasonable efforts (i) to maintain its existing listing on Nasdaq until the Effective Time and obtain approval of the listing of the combined company on Nasdaq, (ii) to the extent required by the rules and regulations of Nasdaq, to prepare and submit to Nasdaq a notification form for the listing of the shares of Seneca Common Stock to be issued in connection with the Contemplated Transactions, and to cause such shares to be approved for listing (subject to official notice of issuance), (iii) to effect the Nasdaq reverse split and (iv) to the extent required by Nasdaq Marketplace Rule 5110, to file an initial Nasdaq Listing Application for the Seneca Common Stock on Nasdaq and to cause such listing application to be conditionally approved prior to the Effective Time.

In addition, under the Merger Agreement, each of LBS’s and Seneca’s obligation to complete the Merger is subject to the satisfaction or waiver by each of the parties, at or prior to the Merger, of various conditions, including that the shares of Seneca Common Stock to be issued in the Merger have been approved for listing on Nasdaq as of the closing of the Merger provided however that the parties can waive such condition and consummate the Merger without listing on the Nasdaq. In such event, Seneca and LBS anticipate that Nasdaq would commence delisting proceedings, please see the section titled “Risks Associated with the Merger–If Nasdaq does not approve our listing application for the combined company and we continue with the Merger, we may be subject to delisting” and “if Seneca’s common stock were delisted from Nasdaq, Seneca could be subject to the risks relating to penny stocks.”

If the Nasdaq Listing Application is accepted, Seneca anticipates that the common stock of the combined company will be listed on the Nasdaq Capital Market following the closing of the Merger under the trading symbol
“PALI.”

Anticipated Accounting Treatment

The Merger is expected to be accounted for as a reverse asset acquisition in accordance with U.S. GAAP. LBS will be deemed to be the accounting acquirer for financial reporting purposes. This determination is supported based on the expectations that, immediately following the Merger: (i) LBS stockholders will own a substantial majority of the voting rights of the combined organization; (ii) LBS will designate a majority (five of eight) of the initial members of the board of directors of the combined organization; and (iii) LBS’s senior management will hold all key positions in senior management of the combined organization and no employees will be retained from Seneca. The transaction is expected to be accounted for as a reverse asset acquisition as the fair value of the acquired preclinical and clinical assets is deemed to be substantially concentrated in a group of similar assets that do not meet the definition of a business. Accordingly, for accounting purposes: (i) the Merger will be treated as the equivalent of LBS issuing stock to acquire the net assets of Seneca, (ii) the net assets of Seneca will be recorded based upon the fair values in the financial statements at the time of closing, (iii) the reported historical operating results of the combined company prior to the Merger will be those of LBS and (iv) for periods prior to the transaction, shareholders’ equity of the combined company is presented based on the historical equity.

Appraisal Rights

Appraisal Rights under Delaware law

Under the DGCL, Seneca stockholders are not entitled to appraisal rights in connection with the Merger.

LBS stockholders are entitled to appraisal rights in connection with the Merger under Section 262 of the DGCL.

The discussion below is not a complete summary regarding LBS stockholders’ appraisal rights under Delaware law and is qualified in its entirety by reference to the text of the relevant provisions of Delaware law, which are attached as Annex C. Stockholders intending to exercise appraisal rights should carefully review Annex C. Failure to follow precisely any of the statutory procedures set forth in Annex C may result in a termination or waiver of these rights. This summary does not constitute legal or other advice, nor does it constitute a recommendation that LBS stockholders exercise their appraisal rights under Delaware law.

Under Section 262, where a merger is adopted by stockholders by written consent in lieu of a meeting of stockholders pursuant to Section 228 of the DGCL, either the constituent corporation before the effective date of such merger or the surviving corporation, within 10 days after the effective date of such merger, must notify each stockholder of the constituent corporation entitled to appraisal rights of the approval of such merger, the effective date of such merger and that appraisal rights are available.

If the Merger is completed, within 10 days after the effective date of the Merger, LBS will notify its stockholders that the Merger has been approved, the effective date of the Merger and that appraisal rights are available to any stockholder who has not approved the Merger. Holders of shares of LBS capital stock who desire to exercise their appraisal rights must deliver a written demand for appraisal to LBS within 20 days after the date of mailing of that notice, and that stockholder must not have delivered a written consent approving the Merger. A demand for appraisal must reasonably inform LBS of the identity of the stockholder and that such stockholder intends thereby to demand appraisal of the shares of LBS capital stock held by such stockholder. Failure to deliver a written consent approving the Merger will not in and of itself constitute a written demand for appraisal satisfying the requirements of Section 262. All demands for appraisal should be addressed to Leading BioSciences, Inc., Address: 5800 Armada Drive, Suite 210, Carlsbad, CA, Attention: Chief Financial Officer, Email: jd.finley@leadingbiosciences.com, and should be executed by, or on behalf of, the record holder of shares of LBS capital stock. ALL DEMANDS MUST BE RECEIVED BY LBS WITHIN 20 DAYS AFTER THE DATE LBS MAILS A NOTICE TO ITS STOCKHOLDERS NOTIFYING THEM THAT THE MERGER HAS BEEN APPROVED, THE EFFECTIVE DATE OF THE MERGER AND THAT APPRAISAL RIGHTS ARE AVAILABLE TO ANY STOCKHOLDER WHO HAS NOT APPROVED THE MERGER.

If you fail to deliver a written demand for appraisal within the time period specified above, you will be entitled to receive the merger consideration for your shares of LBS capital stock as provided for in the Merger Agreement, but you will have no appraisal rights with respect to your shares of LBS capital stock.

To be effective, a demand for appraisal by a holder of shares of LBS capital stock must be made by, or in the name of, the registered stockholder, fully and correctly, as the stockholder’s name appears on the stockholder’s stock certificate(s). Beneficial owners who do not also hold the shares of record may not directly make appraisal demands to LBS. The beneficial owner must, in these cases, have the registered owner, such as a broker, bank or other custodian, submit the required demand in respect of those shares. If shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of a demand for appraisal should be made by or for the fiduciary; and if the shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or for all joint owners. An authorized agent, including an authorized agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, he or she is acting as agent for the record owner. A record owner, such as a broker, who holds shares as a custodian for others, may exercise the record owner’s right of appraisal with respect to the shares held for one or more beneficial owners, while not exercising this right for other beneficial owners. In that case, the written demand should state the number of shares as to which appraisal is sought. Where no number of shares is expressly mentioned, the demand will be presumed to cover all shares held in the name of the record owner. In addition, the stockholder must continuously hold the shares of record from the date of making the demand through the Effective Time.

If you hold your shares of LBS capital stock in a brokerage account or in other custodian form and you wish to exercise appraisal rights, you should consult with your bank, broker or other custodian to determine the appropriate procedures for the making of a demand for appraisal by the custodian.

At any time within 60 days after the Effective Time, any stockholder who has demanded an appraisal, but has neither commenced an appraisal proceeding or joined an appraisal proceeding as a named party, has the right to withdraw such stockholder’s demand and accept the terms of the Merger by delivering a written withdrawal to LBS. If, following a demand for appraisal, you have withdrawn your demand for appraisal in accordance with Section 262, you will have the right to receive the merger consideration for your shares of LBS capital stock.

Within 120 days after the effective date of the Merger, any stockholder who has delivered a demand for appraisal in accordance with Section 262 will, upon written request to the surviving corporation, be entitled to receive a written statement setting forth the aggregate number of shares not voted in favor of the Merger Agreement and with respect to which demands for appraisal rights have been received and the aggregate number of holders of these shares. This written statement will be mailed to the requesting stockholder within 10 days after the stockholder’s written request is received by the surviving corporation or within 10 days after expiration of the period for delivery of demands for appraisal, whichever is later. Within 120 days after the effective date of the merger, either the surviving corporation or any stockholder who has delivered a demand for appraisal in accordance with Section 262 may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares held by all such stockholders. Upon the filing of the petition by a stockholder, service of a copy of the petition must be made upon the surviving corporation. The surviving corporation has no obligation to file a petition in the Delaware Court of Chancery in the event there are dissenting stockholders, and LBS, which is expected to be the surviving corporation, has no present intent to file a petition in the Delaware Court of Chancery. Accordingly, the failure of a stockholder to file a petition within the period specified could nullify the stockholder’s previously written demand for appraisal.

If a petition for appraisal is duly filed by a stockholder and a copy of the petition is delivered to the surviving corporation, the surviving corporation will then be obligated, within 20 days after receiving service of a copy of the petition, to provide the Delaware Court of Chancery with a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their shares and with whom agreements as to the value of their shares have not been reached by the surviving corporation. After notice to dissenting stockholders who demanded appraisal of their shares, the Delaware Court of Chancery is empowered to conduct a hearing upon the petition, and to determine those stockholders who have complied with Section 262 and who have become entitled to the appraisal rights provided thereby. The Delaware Court of Chancery may require the stockholders who have demanded appraisal for their shares to submit their stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with that direction, the Delaware Court of Chancery may dismiss the proceedings as to that stockholder.

After determination of the stockholders entitled to appraisal of their shares, the Delaware Court of Chancery will appraise the “fair value” of the shares owned by those stockholders. This value will be exclusive of any element of value arising from the accomplishment or expectation of the Merger, but may include a fair rate of interest, if any, upon the amount determined to be the fair value. When the value is determined, the Delaware Court of Chancery will direct the payment of the value, with interest thereon accrued during the pendency of the proceeding, if the Delaware Court of Chancery so determines, to the stockholders entitled to receive the same, upon surrender by the holders of the certificates representing those shares. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter only upon the sum of (i) the difference, if any, between the amount so paid and the fair value of the shares subject to appraisal as determined by the Delaware Court of Chancery and (ii) interest theretofore accrued, unless paid at that time.

In determining fair value, and, if applicable, a fair rate of interest, the Delaware Court of Chancery is required to take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.”

Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that this exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

You should be aware that the fair value of your shares as determined under Section 262 could be more than, the same as, or less than the value that you are entitled to receive under the terms of the Merger Agreement. Costs of the appraisal proceeding may be imposed upon the surviving corporation and the stockholders participating in the appraisal proceeding by the Delaware Court of Chancery as the Court deems equitable in the circumstances. Upon the application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal. In the absence of such a determination of assessment, each party bears its own expenses. Any stockholder who had demanded appraisal rights will not, after the Effective Time, be entitled to vote shares subject to that demand for any purpose or to receive payments of dividends or any other distribution with respect to those shares, other than with respect to payment as of a record date prior to the Effective Time; however, if no petition for appraisal is filed within 120 days after the Effective Time, or if the stockholder delivers a written withdrawal of his or her demand for appraisal and an acceptance of the terms of the Merger within 60 days after the Effective Time, then the right of that stockholder to appraisal will cease and that stockholder will be entitled to receive the merger consideration for shares of his or her LBS capital stock pursuant to the Merger Agreement. Any withdrawal of a demand for appraisal made more than 60 days after the Effective Time may only be made with the written approval of the surviving corporation. No appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any stockholder without the approval of the court.

Failure to follow the steps required by Section 262 for perfecting appraisal rights may result in the loss of appraisal rights. In view of the complexity of Section 262, stockholders who may wish to dissent from the Merger and pursue appraisal rights should consult their legal advisors.

THE MERGER AGREEMENT

The following is a summary of the material terms of the Merger Agreement. A copy of the Merger Agreement is attached as Annex A to this proxy statement/prospectus/information statement and is incorporated by reference into this proxy statement/prospectus/information statement. The Merger Agreement has been attached to this proxy statement/prospectus/information statement to provide you with information regarding its terms. It is not intended to provide any other factual information about Seneca, LBS or Merger Sub. The following description does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement. You should refer to the full text of the Merger Agreement for details of the merger and the terms and conditions of the Merger Agreement.

The Merger Agreement contains representations and warranties that Seneca and Merger Sub, on the one hand, and LBS, on the other hand, have made to one another as of specific dates. These representations and warranties have been made for the benefit of the other parties to the Merger Agreement and may be intended not as statements of fact but rather as a way of allocating the risk to one of the parties if those statements prove to be incorrect. In addition, the assertions embodied in the representations and warranties are qualified by information in confidential disclosure schedules exchanged by the parties in connection with signing the Merger Agreement. While Seneca and LBS do not believe that these disclosure schedules contain information required to be publicly disclosed under the applicable securities laws, other than information that has already been so disclosed, the disclosure schedules do contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the attached Merger Agreement. Accordingly, you should not rely on the representations and warranties as current characterizations of factual information about Seneca or LBS, because they were made as of specific dates, may be intended merely as a risk allocation mechanism between Seneca, Merger Sub and LBS and are modified by the confidential disclosure schedules.

General

Under the Merger Agreement, at the Effective Time, Merger Sub will merge with and into LBS, with LBS continuing as a wholly-owned subsidiary of Seneca.

Merger Consideration and Exchange Ratio

Merger Consideration

At the Effective Time, each outstanding share of LBS capital stock outstanding immediately prior to the Effective Time (including the Pre-Merger Financing Shares and after giving effect to the conversion LBS Series C Preferred Stock into shares of LBS Common Stock) will be converted solely into the right to receive a number of shares of Seneca Common Stock equal to the Exchange Ratio described below. No fractional shares of Seneca Common Stock will be issued in connection with the Merger, and no certificates or scrip for any such fractional shares will be issued, with no cash being paid for any fractional share of Seneca Common Stock eliminated by such rounding. Any fractional shares of Seneca Common Stock a holder of LBS capital stock would otherwise be entitled to receive shall be aggregated together first prior to eliminating any remaining fractional share.

At the Effective Time, any shares of LBS capital stock held as treasury stock immediately prior to the Effective Time will be canceled and retired and will cease to exist, and no consideration will be delivered in exchange for such cancellation.

At the Effective Time, Seneca Stockholders will continue to own and hold their existing shares of Seneca Common Stock subject to the Reverse Split to be implemented prior to the consummation of the merger.

At the Effective Time, each share of Merger Sub’s common stock issued and outstanding immediately prior to the Effective Time will be converted into and exchanged for one share of common stock of the combined company.

The Merger Agreement does not provide for an adjustment to the total number of shares of Seneca Common Stock that LBS stockholders will be entitled to receive for changes in the market price of Seneca Common Stock. Accordingly, the market value of the shares of Seneca Common Stock issued pursuant to the merger will depend on the market value of the shares of Seneca Common Stock at the time the merger closes, and could vary significantly from the market value on the date of this proxy statement/prospectus/information statement.

Exchange Ratio

Pursuant to the Exchange Ratio formula set forth in the Merger Agreement and assuming Seneca holds between $4.5 million and $5.0 million of net cash at the closing of the Merger, the former LBS equity holders immediately before the Merger (including the investor in the Pre-Merger Financing) are expected to hold approximately 73.8% of the capital stock of Seneca outstanding immediately following the Merger and the equity holders of Seneca immediately before the Merger are expected to hold approximately 26.2% of the Seneca capital stock outstanding immediately following the Merger, in each case, as calculated on an adjusted fully diluted treasury stock method basis and after giving effect to the Pre-Merger Financing, but including 50% of the shares subject to the Equity Warrants. The Exchange Ratio formula is based upon a LBS valuation of $97.85 million (assuming a Pre-Merger Financing of $22.5 million) and a Seneca valuation of $34.65 million, which is subject to adjustment based upon the amount of Seneca net cash greater than $5.0 million (whereby each dollar over $5.0 million will be added to Seneca’s valuation) or below $4.5 million (whereby each dollar below $4.5 million will be deducted from Seneca’s valuation). Seneca anticipates that it will have approximately $4.5 million of net cash, as calculated pursuant to the Merger Agreement, at the closing of the Merger provided the closing occurs on or about March 31, 2021. Accordingly, Seneca anticipates the relative ownership will be 26.2% to the Seneca equity holders immediately prior to closing and 73.8% of the former LBS equity holders immediately prior to the closing. As currently anticipated and assuming the Reverse Split to be effected at a ratio in the range not less than 1-for-5 and not greater than 1-for-12 (or as otherwise mutually agreed to by LBS and Seneca), the Exchange Ratio is expected to be approximately 0.1539.

Assuming a $22.5 million investment in the Pre-Merger Financing prior to the consummation of the Merger, the outstanding equity of Seneca, as calculated on an adjusted fully diluted treasury stock method basis and after giving effect to the Pre-Merger Financing, but including 50% of the shares subject to the Equity Warrants, is expected to be held as follows: equity holders of former LBS capital stock (prior to the Pre-Merger Financing) will hold approximately 25.2%, the investor in the Pre-Merger Financing will hold approximately 16.2%; pre-Merger Seneca equity holders will hold approximately 26.2%; and approximately 32.4% of the shares will be held in escrow to be distributed to the Investor in the Pre-Merger Financing, or to be distributed as a LBS Financing Milestone Payment (as defined below) to the Milestone Recipients.

The “Exchange Ratio” is the quotient obtained by dividing (a) (i) the LBS valuation divided by (ii) the LBS Outstanding Shares by (b) (i) the Seneca valuation divided by (ii) the Seneca Outstanding Shares, where:

•	“LBS In-the-Money Price” means the quotient obtained by dividing (a) the LBS valuation by (b) the LBS Outstanding Shares.

•	“LBS Outstanding Shares” means the total number of shares of LBS capital stock outstanding immediately prior to the Effective Time and taking into account the issuance of the Initial Shares, the Additional Shares, expressed on a fully-diluted and as converted to LBS Common Stock, with any in-the-money LBS options (whether then vested or unvested, exercisable or not exercisable) or LBS warrants calculated, in each case, based on an adjusted treasury stock method using the LBS In-the-Money Price, provided however, the following will be excluded (a) any out-of-the money LBS options, (b) any out-of-the-money LBS warrants, and (c) any shares of LBS Common Stock to be issued to LBS’s financial advisor in connection with the Merger, and further provided that 50% of the Initial Shares shall be added to the total shares as an adjustment to account for the Equity Warrants to be issued post-closing in connection with the Pre-Merger Financing. An LBS option or LBS warrant is out-of-the-money if its exercise price is equivalent to, or greater than, the LBS In-the-Money Price, and is in-the-money if its exercise price is less than such LBS In-the-Money Price.

•	“LBS valuation” means $97.85 million (assuming a Pre-Merger Financing of $22.5 million), as adjusted based on the actual amount of the Pre-Merger Financing.

•	“Seneca In-the-Money Price” means $1.60.

•	“Seneca Outstanding Shares” means, the total number of shares of Seneca Common Stock outstanding immediately prior to the Effective Time expressed on a fully-diluted and as converted to Seneca Common Stock basis, with any in-the-money Seneca options (whether then vested or unvested, exercisable or not exercisable), Seneca restricted stock units or Seneca warrants calculated based on an adjusted treasury stock method using the Seneca In-the-Money Price, and assuming, without limitation or duplication, (i) the net settlement in shares of each in-the-money Seneca option outstanding as of the Effective Time solely to the extent such Seneca option will not be canceled at or prior to the Effective Time or exercised prior thereto, (ii) the net settlement in shares of each in-the-money Seneca warrants outstanding as of the Effective Time, (iii) with respect to each Seneca restricted stock unit, the settlement of such Seneca restricted stock unit for shares of Seneca Common Stock on a net settlement basis and (iv) any Seneca Capital Stock not requiring additional consideration will be deemed converted pursuant to its terms, provided however, the following will be excluded (a) any Seneca options canceled at or prior to the Effective Time, (b) any out-of-the-money Seneca options (c) any out-of-the-money Seneca warrants, and (d) any shares of Seneca Common Stock reserved for future issuance pursuant to Seneca’s equity incentive plans. A Seneca option or Seneca warrant is out-of-the-money if its exercise price is equivalent to, or greater than, the Seneca In-the-Money Price, and is in-the-money if its exercise price is less than such Seneca In-the-Money Price.

•	“Seneca valuation” means $34.65 million, as adjusted based upon the amount of Seneca net cash greater than $5.0 million (whereby each dollar over $5.0 million will be added to the Seneca valuation) or below $4.5 million (whereby each dollar below $4.5 million will be deducted from the Seneca valuation).

The following table illustrates how the Exchange Ratio and post-Merger equity ownership of LBS stockholders and Seneca stockholders (pre-Merger closing) may change if Seneca net cash is between $3.5 million and $6.0 million at the closing of the Merger. The Post-Merger Ownership percentages below are calculated on an adjusted fully diluted treasury stock method basis and after giving effect to the Pre-Merger Financing, but including 50% of the shares subject to the Equity Warrants.

Seneca Net Cash at Closing	Exchange Ratio	Post-Merger Ownership
		LBS Equity Holders	Seneca Equity Holders
$3.5 million	0.1585	74.4%	25.6%
$4.5 to $5.0 million	0.1539	73.8%	26.2%
$6.0 million	0.1496	73.3%	26.7%
$7.0 million	0.1455	72.8%	27.2%
$8.0 million	0.1417	72.2%	27.8%
$9.0 million	0.1380	71.7%	28.3%

Calculation of Seneca Net Cash

At least five business days prior to the date of the Seneca virtual special meeting, Seneca will deliver to LBS a schedule (the “Net Cash Schedule”) setting forth, in reasonable detail, Seneca’s good faith, estimated calculation of Seneca’s net cash as of the anticipated closing date of the Merger, prepared and certified by Seneca’s Chief Financial Officer together with the relevant work papers and back-up materials used in preparing the Net Cash Schedule. Seneca will also make its accountants and counsel available upon reasonable notice as requested by LBS. Within three calendar days after delivery of the Net Cash Schedule (the “Response Date”), LBS will have the right to dispute any part of the Net Cash Schedule by delivering a written notice to Seneca (the “Dispute Notice”). The Dispute Notice will identify in reasonable detail the nature of any proposed revisions to the Seneca net cash calculation.

If (i) on or prior to the Response Date, LBS notifies Seneca in writing that it has no objections to the Net Cash Schedule or (ii) LBS fails to deliver a Dispute Notice by the Response Date, then the Seneca net cash calculation as set forth in the Net Cash Schedule will be deemed to have been finally determined for purposes of the Merger Agreement and to represent Seneca net cash at the closing date of the Merger. If LBS delivers a Dispute Notice on or prior to the Response Date, then representatives of both parties will promptly meet and attempt in good faith to resolve the disputed item(s) and negotiate an agreed-upon determination of Seneca net cash.

If representatives of Seneca and LBS are unable to negotiate an agreed-upon determination of Seneca net cash within three calendar days after delivery of the Dispute Notice (or such other period as Seneca and LBS may mutually agree upon), then Seneca and LBS will jointly select an independent auditor of recognized national standing (the “Accounting Firm”) to resolve any remaining disagreements as to the Seneca net cash calculations that were set forth in the Dispute Notice. Seneca will promptly deliver to the Accounting Firm the work papers and back-up materials used in preparing the Net Cash Schedule and Seneca and LBS will use commercially reasonable efforts to cause the Accounting Firm to make its determination within 10 calendar days of accepting its selection. The determination of the Accounting Firm will be limited to those disagreements submitted to the Accounting Firm and set forth in the Dispute Notice. The determination made by the Accounting Firm of any such disagreements submitted to the Accounting Firm will be deemed to have been finally determined for purposes of the Merger Agreement and the Seneca net cash calculation, as adjusted by the Accounting Firm, shall represent the Net Cash Schedule at the anticipated closing date of the Merger for purposes of the Merger Agreement, and the parties will delay the closing of the Merger until the resolution of the Net Cash Schedule and the calculation of Seneca net cash.

The fees and expenses of the Accounting Firm will be allocated between Seneca and LBS in the same proportion that the disputed amount of Seneca net cash that was unsuccessfully disputed by such party (as finally determined by the Accounting Firm) bears to the total disputed amount of Seneca net cash (with any portion of such fees and expenses to be paid by Seneca, if any, reducing Seneca net cash). If the Accounting Firm takes longer than 10 calendar days to make its determination then LBS shall at its election (i) pay the fees and expenses of the Accounting Firm or (ii) deem any costs and expenses incurred by Seneca after such 10 calendar day period to be excluded from Seneca net cash. If the determination of Seneca net cash at the anticipated closing date of the Merger and the resolution of the matter is done in accordance with this paragraph, the parties will not be required to determine Seneca net cash again, even though the closing of the Merger may occur later than the anticipated closing date.

Calculation of LBS Valuation

At least five business days prior to the date of the Seneca virtual special meeting, LBS will deliver to Seneca a schedule (the “Valuation Schedule”) setting forth, in reasonable detail, LBS’s good faith, estimated calculation of the components of LBS’s valuation as of the anticipated Merger closing date, prepared and certified by LBS’s Chief Executive Officer together with the relevant work papers and back-up materials used or useful in preparing the Valuation Schedule. LBS will also make its accountants and counsel available upon reasonable notice as requested by Seneca. Within three calendar days after delivery of the Valuation Schedule (the “Valuation Response Date”), Seneca will have the right to dispute any part of the Valuation Schedule by delivering a written notice to LBS (a “Valuation Dispute Notice”). The Valuation Dispute Notice will identify in reasonable detail the nature of any proposed revisions to the LBS Valuation calculation.

If (i) on or prior to the Valuation Response Date, Seneca notifies LBS in writing that it has no objections to the LBS Valuation calculation or (ii) Seneca fails to deliver a Valuation Dispute Notice by the Valuation Response Date, then the LBS valuation calculation as set forth in the Valuation Schedule will be deemed to have been finally determined for purposes of the Merger Agreement and to represent the LBS Valuation at the closing date of the Merger. If Seneca delivers a Valuation Dispute Notice, on or prior to the Valuation Response Date, then representatives of both parties will promptly meet and attempt in good faith to resolve the disputed item(s) and negotiate an agreed-upon determination of the LBS valuation.

If representatives of Seneca and LBS are unable to negotiate an agreed-upon determination of the LBS valuation within three calendar days after delivery of the Valuation Dispute Notice (or such other period as Seneca and LBS may mutually agree upon), then Seneca and LBS will jointly select an Accounting Firm to resolve any remaining disagreements as to the LBS valuation calculations that were set forth in the Valuation Dispute Notice. LBS will promptly deliver to the Accounting Firm the work papers and back-up materials used in preparing the Valuation Schedule, and Seneca and LBS will use commercially reasonable efforts to cause the Accounting Firm to make its determination within 10 calendar days of accepting its selection. The determination of the Accounting Firm will be limited to those disagreements submitted to the Accounting Firm and set forth in the Valuation Dispute Notice. The determination made by the Accounting Firm of any such disagreements submitted to the Accounting Firm will be deemed to have been finally determined for purposes of the Merger Agreement and the LBS Valuation calculation, as adjusted by the Accounting Firm, shall represent the Valuation Schedule at the anticipated closing date of the Merger for purposes of the Merger Agreement, and the parties will delay the closing of the Merger until the resolution of the Valuation Schedule and calculation of the LBS valuation.

The fees and expenses of the Accounting Firm will be allocated between Seneca and LBS in the same proportion that the disputed amount of the LBS valuation that was unsuccessfully disputed by such party (as finally determined by the Accounting Firm) bears to the total disputed amount of LBS valuation (with any portion of such fees and expenses to be paid by LBS, if any, reducing the LBS valuation). If the Accounting Firm takes longer than 10 calendar days to make its determination then Seneca shall at its election (i) pay the fees and expenses of the Accounting Firm or (ii) deem any costs and expenses incurred by LBS after such 10 calendar day period to be excluded from the LBS valuation. If the determination of the LBS valuation at the anticipated closing date of the Merger and the resolution of the matter is done in accordance with this paragraph, the parties will not be required to determine the LBS valuation again, even though the closing of the Merger may occur later than the anticipated closing date.

Milestone Payments

Under the terms of the Merger Agreement certain milestone payments may become payable for each share of LBS capital stock outstanding immediately prior to the Effective Time (excluding (i) shares of LBS capital stock issued pursuant to the Pre-Merger Financing, (ii) shares of LBS capital stock issuable pursuant to the exercise of options or warrants to purchase LBS capital stock, unless exercised prior to the Effective Time, and (iii) dissenting shares (the holders of such shares, together, the “Milestone Recipients”)).

LBS Financing Milestone Payment. A Milestone Payment may be made following the 135th day following the Final Reset Date to the extent any Converted Additional Shares not issued to the Investor are returned from escrow to Seneca unissued pursuant to the Pre-Merger Financing. If this occurs, the Milestone Recipients will be entitled to receive a number of additional shares of Seneca Common Stock equal to the number of Converted Additional Shares that are returned to Seneca, on a pro rata basis to each such Milestone Recipient.

Asset Milestone Payment. A Milestone Payment may also be made if the proceeds from a Legacy Monetization have not been received, or any portion thereof, by Seneca within 60 days following the closing of Merger (or later, upon election) (to the extent the proceeds of such potential Legacy Monetization were included in the calculation of Seneca net cash, any such proceeds, the “Potentially Transferable Assets Sale Amount”). If this occurs, the Milestone Recipients may receive a number of additional shares of Seneca Common Stock (the “Asset Milestone Payment”). The amount of the Asset Milestone Payment is determined using a formula where (i) LBS Outstanding Shares are multiplied by a revised Exchange Ratio (Potentially Transferable Assets Sale Amount shall be subtracted from Seneca net cash with no other changes) minus (ii) the Exchange Ratio calculated at the time anticipated closing of the Merger.

The right of the Milestone Recipients to receive any Milestone Payment: (i) does not give such holder dividend rights, voting rights, liquidation rights, preemptive rights or other rights of holders of capital stock of the Surviving Corporation or Seneca or any ownership rights in the assets of the Surviving Corporation or Seneca; (ii) will not be evidenced by a certificate or other instrument; (iii) will not be assignable or otherwise transferable by such holder, except for certain customary exceptions; (iv) will not accrue or pay interest on any portion thereof; and (v) does not represent any right other than the right to receive the Milestone Payments.

There is no guarantee any Milestone Payment will be made.

Treatment of LBS Series C Preferred Stock, Options and Warrants

LBS Series C Preferred Stock

At the Effective Time, each share of LBS Series C Preferred Stock outstanding immediately prior to the Effective Time will have been automatically converted into the applicable number of shares of LBS Common Stock and thereafter in the merger all such shares of LBS Common Stock will be converted into the right to receive shares of Seneca Common Stock equal to the Exchange Ratio.

LBS Options

At the Effective Time, each outstanding, unexercised and unexpired LBS option, whether vested or unvested, will be assumed by Seneca and converted into Seneca options and be exercisable by the holder of such option in accordance with its terms, with (i) the number of shares of common stock subject to each option multiplied by the Exchange Ratio and (ii) the per share exercise price upon the exercise of each option divided by the Exchange Ratio.

LBS Warrants

At the Effective Time, all LBS warrants outstanding immediately prior to the Effective Time (including the Bridge Warrants) will be assumed by Seneca and converted into Seneca warrants, with (i) the number of shares of common stock subject to each warrant multiplied by the Exchange Ratio and (ii) the per share exercise price upon the exercise of each warrant divided by the Exchange Ratio.

Treatment of Seneca Options, Restricted Stock Units and Warrants

Seneca Options and Restricted Stock Units

Prior to the closing, the Seneca Board will have adopted appropriate resolutions to provide that certain unexpired and unexercised Seneca options, whether vested or unvested, will be canceled effective as of immediately prior to the Effective Time in accordance with Seneca’s equity compensation plans, as applicable. As of immediately prior to the Effective Time, all outstanding and unexercised options to purchase shares of Seneca Common Stock with an exercise price of greater than $1.60 will be canceled and have no further force and effect. All outstanding and unexercised options to purchase shares of Seneca Common Stock with an exercise price equal to or less than $1.60 will remain effective and outstanding. All Seneca restricted stock units will vest at the Effective Time.

Seneca Warrants

Each Seneca warrant that is outstanding and unexercised immediately prior to the Effective Time will survive the Closing and remain outstanding in accordance with its terms.

Directors and Officers of Seneca Following the Merger

Pursuant to the Merger Agreement, each of the directors and officers of Seneca who will not continue as directors or officers of Seneca or the combined company following the consummation of the merger, will resign effective upon the Closing. The parties will use reasonable best efforts and take all necessary action so that immediately after the Effective Time, the Seneca Board is comprised of eight members, with five such members designated by LBS and three members designated by Seneca. Cristina Csimma, PharmD, M.H.P., Mary Ann Gray, Ph.D. and Binxian Wei have been designated by the pre-merger Seneca Board. All other Seneca directors will resign as of the Effective Time. It is anticipated that LBS will designate Thomas Hallam, Ph.D., James R. Neal, Stephanie Diaz, Robert J. Trenschel, D.O. and Don Williams for the Seneca Board. It is anticipated that James R. Neal will serve as Seneca’s Chairman and LBS’s executive officers will become the executive officers of Seneca.

Amendment to the Seneca Certificate of Incorporation

Stockholders of record of Seneca Common Stock on the Seneca Record Date for the Seneca virtual special meeting will also be asked to approve Proposal No. 1 which includes an amendment to the Seneca Certificate of Incorporation to effect the Reverse Split upon consummation of the merger, which requires the affirmative vote of holders of shares representing a majority of all shares of Seneca Common Stock outstanding on the Seneca Record Date for the Seneca virtual special meeting.

Conditions to the Completion of the Merger

Each party’s obligation to complete the merger is subject to the satisfaction or waiver by each of the parties, at or prior to the merger, of various conditions, which include the following:

•	the Registration Statement must have been declared effective by the SEC in accordance with the Securities Act and must not be subject to any stop order or proceeding, or any proceeding threatened by the SEC, seeking a stop order that has not been withdrawn;

•	any material state securities laws applicable to the issuance of the shares of Seneca Common Stock to be granted as consideration for the merger will have been complied with and no stop order (or similar order) will have been issued or threatened in writing in respect of any such shares of Seneca Common Stock by any applicable state securities commissioner or court of competent jurisdiction.

•	there must not have been issued, and remain in effect, any temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the merger or any of the other transactions contemplated by the Merger Agreement by any court of competent jurisdiction or other governmental entity of competent jurisdiction, and no law, statute, rule, regulation, ruling or decree will be in effect that has the effect of making the consummation of the merger or any of the other transactions contemplated by the Merger Agreement illegal;

•	receiving the “required LBS stockholder approval,” whereby the holders of (i) a majority of the voting power of the shares of LBS preferred stock and the LBS Common Stock, voting together as a single class, and (ii) the majority of the shares of the LBS Series C preferred stock, voting together as a single series, must, in each case, have approved and adopted the Merger Agreement, the merger and the other contemplated transactions;

•	receiving the “required Seneca stockholder approval,” whereby the requisite holders of Seneca Common Stock outstanding on the Seneca Record Date for the Seneca virtual special meeting approve each of the Proposals as set forth in the section entitled “Matters Being Submitted to a Vote of Seneca’s Stockholders”, in accordance with the approval requirements set forth in such section; and

•	the shares of Seneca Common Stock to be issued in the merger will have been approved for listing on Nasdaq (subject to official notice of issuance) as of the Closing.

In addition, each party’s obligation to complete the merger is subject to the satisfaction (or waiver by that party) of the following additional conditions:

•	the representations and warranties regarding certain matters related to organization, authority, vote required, capitalization and financial advisors of the other party in the Merger Agreement must be true and correct in all material respects on the date of the Merger Agreement and on the date of the Closing with the same force and effect as if made on the date on which the merger is to be completed or, if such representations and warranties address matters as of a particular date, then such representations and warranties will have been true and correct as of that particular date;

•	the remaining representations and warranties of the other party in the Merger Agreement must be true and correct on the date of the Merger Agreement and on the date of the Closing with the same force and effect as if made on the date on which the merger is to be completed or, if such representations and warranties address matters as of a particular date, then as of that particular date, except in each case, or in the aggregate, where the failure to be so true and correct would not reasonably be expected to have a LBS Material Adverse Effect or Seneca Material Adverse Effect (each as defined below), as applicable (without giving effect to any references therein to any LBS Material Adverse Effect or Seneca Material Adverse Effect, as applicable, or other materiality qualifications);

•	The Lock-Up Agreements described in the section entitled “Agreements Related to the Merger–Lock-Up Agreements” beginning on page 141 of this proxy statement/prospectus/information statement, executed by certain Seneca Stockholders and LBS Stockholders, each executive officer and director of the parties, including each officer and director who is elected or appointed, as applicable, as an executive officer and director of Seneca as of immediately following the Closing, will be in full force and effect as of immediately following the Effective Time;

•	the other party to the Merger Agreement must have performed or complied with in all material respects all of such party’s agreements and covenants required to be performed or complied with by it under the Merger Agreement at or prior to the Effective Time; and

•	the other party must have delivered certain certificates and other documents required under the Merger Agreement for the Closing.

In addition, the obligation of Seneca and Merger Sub to complete the Merger is further subject to the satisfaction or waiver of the following conditions:

•	there will have been no effect, change, event, circumstance, or development that, considered together with all other such effects, changes, events, circumstances, or developments that have occurred prior to the applicable date of determination has or would reasonably be expected to have a material adverse effect on the business, financial condition, assets, liabilities or results of operations of LBS (an “LBS Material Adverse Effect”) that is continuing; provided none of the following will be taken into account for purposes of determining whether a LBS Material Adverse Effect will have occurred:

o	any natural disaster or epidemics, pandemics (including the COVID-19 pandemic, and any evolutions or mutations thereof or related or associated epidemics, pandemics or disease outbreaks or other outbreaks of diseases or quarantine restrictions), or other force majeure events, or any act or threat of terrorism or war, any armed hostilities or terrorist activities (including any escalation or general worsening of any of the foregoing) anywhere in the world or any governmental or other response or reaction to any of the foregoing, except to the extent they materially and disproportionately affect LBS relative to other similarly situated companies in the industries in which LBS operates;

o	general economic or political conditions or conditions generally affecting the industries in which LBS operates, except to the extent they materially and disproportionately affect LBS relative to other similarly situated companies in the industries in which LBS operates;

o	any change in applicable laws or GAAP, or interpretations thereof, except to the extent they materially and disproportionately affect LBS relative to other similarly situated companies in the industries in which LBS operates;

o	any changes in financial, banking or securities markets;

o	any change in the cash position of LBS which results from operations in the ordinary course of business;

o	any effect resulting from the announcement of the Merger Agreement or the pendency of the merger or any related transactions; or

o	the taking of any action, or the failure to take any action, by LBS that is required to comply with the terms of the Merger Agreement.

•	Seneca will have received (i) an original signed statement from LBS that LBS is not, and has not been at any time during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code, a “United States real property holding corporation,” as defined in Section 897(c)(2) of the Code, conforming to the requirements of Treasury Regulations Section 1.1445-2(c)(3) and 1.897-2 (h), and (ii) an original signed notice to be delivered to the IRS in accordance with the requirements of Treasury Regulations Section 1.897-2(h)(2), together with written authorization for Seneca to deliver such notice to the IRS on behalf of LBS following the Closing, each dated as of the date of the Closing, duly executed by an authorized officer of LBS.

In addition, the obligation of LBS to complete the merger is further subject to the satisfaction or waiver of the following conditions:

•	there will have been no effect, change, event, circumstance, or development that, considered together with all other such effects, changes, events, circumstances, or developments that have occurred prior to the applicable date of determination has or would reasonably be expected to have a material adverse effect on the business, financial condition, assets, liabilities or results of operations of Seneca and its subsidiaries (taken as a whole) or ability to consummate the transactions contemplated by the Merger Agreement, taken as a whole (a “Seneca Material Adverse Effect”) that is continuing; provided none of the following will be taken into account for purposes of determining whether a Seneca Material Adverse Effect will have occurred:

o	general business, economic or political conditions affecting the industry in which Seneca operates, except to the extent they disproportionately affect Seneca or its subsidiaries relative to other similarly situated companies in the industries in which Seneca or its subsidiaries operate;

o	any natural disaster or epidemics, pandemics (including the COVID-19 pandemic, and any evolutions or mutations thereof or related or associated epidemics, pandemics or disease outbreaks or other outbreaks of diseases or quarantine restrictions), or other force majeure events, or any act or threat of terrorism or war, any armed hostilities or terrorist activities (including any escalation or general worsening of any of the foregoing) anywhere in the world or any governmental or other response or reaction to any of the foregoing, except to the extent they disproportionately affect Seneca or its subsidiaries relative to other similarly situated companies in the industries in which Seneca or its subsidiaries operate;

o	any changes in financial, banking or securities markets, except to the extent they disproportionately affect Seneca relative to other similarly situated companies in the industry in which Seneca operates;

o	any change in the stock price or trading volume of Seneca Common Stock (it being understood, however, that any effects causing or contributing to any change in stock price or trading volume of Seneca Common Stock may be taken into account in determining whether a Seneca Material Adverse Effect has occurred, unless such effects are specifically excepted);

o	any change in, or any compliance with or action taken for the purpose of complying with any law or GAAP (or interpretations of any law or GAAP);

o	any decrease in operation or decrease in cash balances of Seneca;

o	the taking of any action by Seneca that is required to be taken pursuant to the Merger Agreement; or

o	any effect resulting from the taking of any action or the failure to take any action, by Seneca that is required to be taken by the Merger Agreement.

•	LBS must have received the resignations of each of the officers and directors of Seneca who are not to continue as officers and directors of the combined company after the merger;

•	the existing shares of Seneca Common Stock must have been continually listed on Nasdaq as of and from the date of the Merger Agreement through the date of the Closing;

•	neither the principal executive officer nor the principal financial officer of Seneca will have failed to provide, with respect to any documents filed or required to be filed by Seneca with the SEC on or after the date of the Merger Agreement, any necessary certification in the form required under Rule 13a-14 under the Exchange Act and 18 U.S.C. § 1350;

•	certain material contracts of Seneca must have been terminated prior to the Effective Time and Seneca has provided LBS written evidence that such material contracts have been terminated;

•	Seneca must have filed the amendment to its certificate of incorporation as set forth in the Merger Agreement with the Secretary of State of the State of Delaware, and timely submitted a certified copy of the same to Nasdaq in accordance with Nasdaq’s Marketplace Rules;

•	the directors’ and officers’ liability insurance policies for current and former directors and officers of the parties, as contemplated by the Merger Agreement, will have been obtained and in full force and effect concurrent with the Closing;

•	Seneca will have entered into an exchange agent agreement with American Stock Transfer pertaining to the exchange of shares of LBS capital stock for shares of Seneca Common Stock as contemplated by the Merger Agreement, including a form of letter of transmittal, in form and substance reasonably satisfactory to the LBS; and

•	certain stock options issued to Seneca’s VP of R&D, Dane Saglio, Matthew Kalnik, PhD and Kenneth Carter, PhD have been terminated or otherwise canceled by Seneca.

Representations and Warranties

The Merger Agreement contains customary representations and warranties of Seneca and LBS for a transaction of this type relating to, among other things:

•	corporate organization and power, and similar corporate matters;

•	subsidiaries;

•	authority to enter into the Merger Agreement and the related agreements;

•	votes required for completion of the merger and approval of the proposals that will come before the Seneca virtual special meeting and that will be the subject of LBS Stockholder written consent;

•	except as otherwise specifically disclosed pursuant to the Merger Agreement, the fact that the consummation of the merger would not contravene or require the consent of any third-party;

•	capitalization;

•	financial statements;

•	material changes or events;

•	liabilities;

•	title to assets;

•	real property and leaseholds;

•	intellectual property;

•	the validity of material contracts to which the parties or their subsidiaries are a party and any violation, default or breach to such contracts;

•	regulatory compliance, permits and restrictions;

•	legal proceedings and orders;

•	tax matters;

•	employee and labor matters and benefit plans;

•	environmental matters;

•	insurance;

•	transactions with affiliates;

•	anti-bribery laws; and

•	any brokerage or finder’s fee or other fee or commission in connection with the merger.

In addition, the Merger Agreement contains customary representations and warranties of Seneca with respect to the following matters:

•	documents filed with the SEC and the accuracy of information contained in those documents;

•	privacy and data security;

•	shell company status; and

•	the receipt of an opinion of Cassel Salpeter indicating the Exchange Ratio is fair to Seneca, subject to certain qualifications.

The representations and warranties are, in many respects, qualified by materiality and knowledge, and will not survive the merger, but their accuracy forms the basis of one of the conditions to the obligations of Seneca and LBS to complete the merger.

Seneca Legacy Technology

Seneca is entitled, but under no obligation, to sell, transfer, license, assign or otherwise divest the Seneca Legacy Technology in a transaction, the terms of which are negotiated and consummated on an arm’s length basis (each a “Legacy Monetization”); provided, however, that any such Legacy Monetization, including those described in Seneca’s confidential disclosure schedules, shall require the written consent of LBS if such Legacy Monetization would create any post-disposition liabilities for the combined company following the closing of the Merger or impose any obligation on Seneca, LBS or their affiliates to pursue any regulatory approval or take any action in connection with the receipt or avoidance of any regulatory approval following the closing of the Merger. Seneca shall notify LBS at least two business days prior to entering into any agreement with respect to any Legacy Monetization, provide copies of all written agreements or documents with respect to such Legacy Monetization and provide LBS with an opportunity to provide comments to such documents, which comments shall be considered by Seneca in good faith and engaging in good faith discussions with the Company regarding the same. For clarity, if the Legacy Monetizations are not completed prior to the Effective Time, the Seneca Legacy Technology shall be retained by Seneca and the value of such Seneca Legacy Technology, except as described above, shall have no impact on the calculation of the Exchange Ratio; provided, however, the Seneca Legacy Technology and any Legacy Monetization will still be subject to the CVR and CVR Agreement.

No Shop

Each of Seneca and LBS agreed that during the period commencing on the date of the Merger Agreement and ending on the earlier of the consummation of the merger or the termination of the Merger Agreement, except as described below, Seneca and LBS will not, nor will either party authorize any of the directors, officers, employees, agents, attorneys, accountants, investment bankers, advisors or representatives retained by it to, directly or indirectly:

•	solicit, initiate or knowingly encourage, induce or facilitate the communication, making, submission or announcement of any “acquisition proposal” or “acquisition inquiry” (each as defined below) or take any action that could reasonably be expected to lead to an acquisition proposal or acquisition inquiry;

•	furnish any non-public information with respect to it to any person in connection with or in response to an acquisition proposal or acquisition inquiry;

•	engage in discussions or negotiations with any person with respect to any acquisition proposal or acquisition inquiry;

•	approve, endorse or recommend an acquisition proposal;

•	execute or enter into any letter of intent or similar document or any contract contemplating or otherwise relating to any “acquisition transaction” (as defined below), other than a confidentiality agreement permitted by the Merger Agreement;

•	take any action that could reasonably be expected to lead to an acquisition proposal or acquisition inquiry; or

•	publicly propose to do any of the above.

An “acquisition inquiry” means an inquiry, indication of interest or request for information (other than an inquiry, indication of interest or request for information made or submitted by LBS, on the one hand, or Seneca, on the other hand, to the other party) that could reasonably be expected to lead to an acquisition proposal.

An “acquisition proposal” means any offer or proposal, whether written or oral (other than an offer or proposal made or submitted by or on behalf of LBS or any of its affiliates, on the one hand, or by or on behalf of Seneca or any of its affiliates, on the other hand, to the other party) contemplating or otherwise relating to any acquisition transaction.

An “acquisition transaction” means any transaction or series of related transactions involving:

•	any merger, consolidation, amalgamation, share exchange, business combination, issuance or acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or similar transaction: (i) in which Seneca, LBS or Merger Sub is a constituent entity, (ii) in which any individual, entity, governmental entity, or “group,” as defined under applicable securities laws, directly or indirectly acquires beneficial or record ownership of securities representing more than 20% of the outstanding securities of any class of voting securities of Seneca, LBS or Merger Sub or any of their respective subsidiaries or (iii) in which Seneca, LBS or Merger Sub or any of their respective subsidiaries issues securities representing more than 20% of the outstanding securities of any class of voting securities of such party or any of its subsidiaries, provided that the Pre-Merger Financing will not constitute an “acquisition transaction” if effected in accordance with the terms of the Merger Agreement; or

•	any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 20% or more of the consolidated book value or the fair market value of the assets of Seneca, LBS or Merger Sub and their respective subsidiaries, as applicable, taken as a whole, other than licenses by LBS in the ordinary course of business and any transaction with regard to certain Seneca Legacy Technology in accordance with the Merger Agreement.

Notwithstanding the foregoing, before obtaining the applicable approvals of the Seneca Stockholders or LBS Stockholders required to consummate the merger, as applicable, each party may (i) furnish non-public information regarding such party and its subsidiaries to or (ii) enter into discussions or negotiations with any third-party in response to a bona fide written acquisition proposal made or received after the date of the Merger Agreement which such receiving party’s board of directors determines in good faith, after consultation with such party’s outside financial advisors and outside legal counsel, constitutes, or is reasonably likely to result in, a “superior offer” (as defined below), and is not withdrawn, if:

•	neither such party nor any representative of such party has materially breached the solicitation provisions of the Merger Agreement described above;

•	such party’s board of directors concludes in good faith, based on the advice of outside legal counsel, that the failure to take such action would reasonably be expected to constitute a violation of the board of directors’ fiduciary duties under applicable legal requirements;

•	such party gives the other party at least two business days’ prior written notice of the identity of the third-party and of that party’s intention to furnish information to, or enter into discussions with, such third-party before furnishing any information or entering into discussions with such third-party;

•	such party receives from the third-party an “acceptable confidentiality agreement” (as defined below); and

•	at least two business days prior to furnishing any non-public information to such third-party, such party furnishes the same non-public information to the other party to the extent not previously furnished.

A “superior offer” means an unsolicited, bona fide written acquisition proposal (with all references to 20% in the definition of acquisition transaction being treated as references to 80% for these purposes) that (a) was not obtained or made as a direct or indirect result of a breach, or violation, of the Merger Agreement, (b) is on terms and conditions that the board of directors of the party receiving the offer determines in good faith, based on such matters that it deems relevant (including the likelihood of consummation and financing terms of the transaction), as well as any written offer by the other party to the Merger Agreement to amend the terms of the Merger Agreement, and following consultation with outside legal counsel and financial advisors, if any, are more favorable, from a financial point of view, to that party’s stockholders than the terms of the merger, (c) is not subject to any financing conditions (and if financing is required, such financing is then fully committed to the third party), and (d) is reasonably capable of being completed on the terms proposed without unreasonable delay.

An “acceptable confidentiality agreement” means a confidentiality agreement with respect to LBS or Seneca that is either in effect as of the execution and delivery of the Merger Agreement or executed, delivered and effective after the execution and delivery of the Merger Agreement, in either case, that (i) contains confidentiality and use provisions and other provisions contained therein that are no less favorable in the aggregate, to LBS or Seneca, as applicable, than the terms of the confidentiality agreement between LBS and Seneca, (ii) contains a “standstill” or similar provision that prohibits the making of an acquisition proposal to the applicable party (other than an acquisition proposal to the applicable party on a confidential, non-public basis) and (iii) does not contain any provision granting any exclusive right to negotiate with such counterparty, expressly prohibiting LBS or Seneca from satisfying its obligations under the Merger Agreement or requiring LBS or Seneca or their respective affiliates, as applicable, to pay or reimburse the counterparty or its affiliates’ fees, costs or expenses in connection with an acquisition proposal

The Merger Agreement also provides that each party will promptly advise the other of the status and terms of, and keep the other party reasonably informed of, any acquisition proposal or any acquisition inquiry, or any material change or proposed material change to that acquisition proposal or acquisition inquiry.

Meetings of Seneca Stockholders; Consent of LBS Stockholders

Seneca is obligated under the Merger Agreement to call, give notice of and hold the Seneca virtual special meeting to consider and vote to approve the Merger Agreement and transactions contemplated by the Merger Agreement, including the issuance of shares of Seneca Common Stock to LBS Stockholders prior to the merger in connection with the transactions contemplated by the Merger Agreement and the change of control of Seneca resulting therefrom (pursuant to applicable Nasdaq rules), an amendment to Seneca’s certificate of incorporation to effect the Reverse Split, the Palisade Bio, Inc. 2021 Equity Incentive Plan, the Palisade Bio, Inc. 2021 Employee Stock Purchase Plan, and other matters required by the Merger Agreement.

LBS is obligated under the Merger Agreement to use commercially reasonable efforts to obtain the approval by written consent of its stockholders sufficient to adopt and the Merger Agreement and the transactions contemplated therein (and to approve and adopt other required matters) following the Registration Statement being declared effective by the SEC.

Covenants; Conduct of Business Pending the Merger

Except (i) as expressly contemplated or permitted by the Merger Agreement, (ii) as set forth in the confidential disclosure schedules delivered concurrently with the execution of the Merger Agreement, (iii) as required by applicable laws, (iv) as required to comply with any quarantine, “shelter in place”, “stay at home”, workforce reduction, social distancing, shut down, closure, sequester or any other law, order, directive, guidelines or recommendations by any governmental authority in connection with or in response to the COVID-19 pandemic (the “COVID-19 Measures”), (v) any action taken or not taken by Seneca or its subsidiaries in good faith to respond to the actual or anticipated effect of the COVID-19 pandemic or any COVID-19 Measures, including changes in relationships with officers, employees, agents, independent contractors, suppliers, customers and other business partners, (vi) unless LBS will have provided written consent (which consent will not be unreasonably withheld, delayed or conditioned), or (vii) any transaction with regard to certain Seneca Legacy Technology in accordance with the Merger Agreement, during the period commencing on the date of the Merger Agreement and continuing until the earlier to occur of the Effective Time and the termination of the Merger Agreement, Seneca has agreed:

•	Seneca will, and will cause its subsidiaries to, use commercially reasonable efforts to conduct its business and operations in the ordinary course; and

•	Seneca will not:

o	declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock (other than dividends and distributions by a direct or indirect wholly-owned subsidiary of Seneca to its parent) or repurchase, redeem or otherwise reacquire any shares of capital stock or other securities (except for shares of Seneca Common Stock from terminated employees, directors or consultants of Seneca in accordance with agreements in effect on the date of the Merger Agreement providing for the repurchase of shares at no more than the purchase price thereof in connection with any termination of services to Seneca or any of its subsidiaries);

o	except as required to give effect to anything in contemplation of the Closing, amend the Seneca Certificate of Incorporation, Seneca Bylaws or other charter or organizational documents of Seneca, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction;

o	sell, issue, grant, pledge or otherwise dispose of or encumber or authorize any of the foregoing actions with respect to: any capital stock or other security (except for Seneca Common Stock issued upon the valid exercise of outstanding options), any option, warrant or right to acquire any capital stock or any other security, or any instrument convertible into or exchangeable for any capital stock or other security of Seneca or its subsidiaries, except that Seneca may offer and sell shares of its common stock at a price per share not less than $1.25 in a private placement not to exceed $5 million;

o	form any subsidiary or acquire any equity interest or other interest in any other entity or enter into any joint venture with any other entity;

o	lend money to any person; incur or guarantee any indebtedness for borrowed money; guarantee any debt securities of others; or make any capital expenditure or commitment in excess of $20,000;

o	except with respect to any cash settlement with respect to the repurchase of Seneca options that would otherwise result in a Golden Parachute Payment under 280G, adopt, establish or enter into any Seneca employee plan, cause or permit any Seneca employee plan to be amended other than as required by law, pay any bonus or make any profit-sharing or similar payment to (except with respect to obligations in place on the date of the Merger Agreement pursuant to any Seneca employee plan in effect as of the date of the Merger Agreement), or increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors, consultants or employees or increase the severance or change of control benefits offered to any current or new employees, directors or consultants;

o	acquire any material asset or sell, lease, license or otherwise irrevocably dispose of any of its assets or properties, or grant any encumbrance with respect to such assets or properties, except disposition of tangible assets in the ordinary course of business or certain asset dispositions permitted under the Merger Agreement;

o	make (other than consistent with past practice), change or revoke any material tax election; file any material amendment to any tax return or adopt or change any material accounting method in respect of taxes;

o	enter into, amend or terminate any material contract;

o	delay or fail to repay when due any material obligation, including accounts payable and accrued expenses;

o	forgive any loans to any person, including its employees, officers, directors or affiliate;

o	other than the incurrence or payment of Seneca’s expenses related to the transactions contemplated by the Merger Agreement, make any expenditures, incur any liabilities or discharge or satisfy any liabilities, in each case, outside of the ordinary course of business;

o	sell, assign, transfer, license, sublicense or otherwise dispose of any material intellectual property rights (other than permitted in accordance with the Merger Agreement);

o	either solely or in collaboration with any third party, directly or indirectly, commence, enter, join, revive, solicit, or otherwise get engaged in, any clinical trial;

o	other than as required by applicable law or GAAP, take any action to change accounting policies or procedure;

o	initiate or settle any legal proceeding; or

o	agree, resolve or commit to do any of the foregoing.

Additionally, during the period commencing on the date of the Merger Agreement and continuing until the earlier to occur of the Effective Time and the termination of the Merger Agreement, Merger Sub will not engage in any activities of any nature except as provided in or contemplated by the Merger Agreement.

Except (i) as expressly contemplated or permitted by the Merger Agreement, (ii) as set forth in the confidential disclosure schedules delivered concurrently with the execution of the Merger Agreement, (iii) as required by applicable laws, (iv) as required to comply with any COVID-19 Measures, (v) any action taken or not taken by LBS in good faith to respond to the actual or anticipated effect of the COVID-19 pandemic or any COVID-19 Measures, including changes in relationships with officers, employees, agents, independent contractors, suppliers, customers and other business partners, or (vi) unless Seneca will have provided written consent (which consent will not be unreasonably withheld, delayed or conditioned), during the period commencing on the date of the Merger Agreement and continuing until the earlier to occur of the Effective Time and the termination of the Merger Agreement, LBS has agreed:

•	LBS will use commercially reasonable efforts to conduct its business and operations in the ordinary course; and

•	LBS will not:

o	declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock (other than dividends and distributions by a direct or indirect wholly-owned subsidiary of LBS to its parent) or repurchase, redeem or otherwise reacquire any shares of its capital stock or other securities (except for shares of LBS Common Stock from terminated employees, directors or consultants of LBS in accordance with agreements in effect on the date of the Merger Agreement providing for the repurchase of shares at no more than the purchase price thereof in connection with any termination of services to LBS);

o	except as required to give effect to anything in contemplation of the Closing, amend the LBS Certificate of Incorporation, LBS Bylaws or other charter or organizational documents of LBS, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction;

o	sell, issue, grant, pledge or otherwise dispose of or encumber or authorize any of the foregoing actions with respect to: any capital stock or other security (except for LBS Common Stock issued upon the valid exercise of outstanding options), any option, warrant or right to acquire any capital stock or any other security other than option grants to employees and service providers in the ordinary course of business, or any instrument convertible into or exchangeable for any capital stock or other security of LBS, except that LBS may enter into an agreement related to the Pre-Merger Financing;

o	form any subsidiary or acquire any equity interest or other interest in any other entity or enter into any joint venture with any other entity;

o	lend money to any person; incur or guarantee any indebtedness for borrowed money, other than in the ordinary course of business; guarantee any debt securities of others; or make any capital expenditure or commitment in excess of $150,000;

o	other than in the ordinary course of business: adopt, establish or enter into any LBS employee plan; cause or permit any LBS employee plan to be amended other than as required by law; pay any bonus or make any profit-sharing or similar payment to (except with respect to obligations in place on the date of the Merger Agreement pursuant to any LBS employee plan in effect as of the date of the Merger Agreement), or increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors, consultants or employees; or increase the severance or change of control benefits offered to any current or new employees, directors or consultants;

o	acquire any material asset or sell, lease, license or otherwise irrevocably dispose of any of its assets or properties, or grant any encumbrance with respect to such assets or properties, except in the ordinary course of business;

o	make (other than consistent with past practice), change or revoke any material tax election; file any material amendment to any tax return or adopt or change any material accounting method in respect of taxes;

o	enter into, amend or terminate any material contract, other than in the ordinary course of business;

o	other than the incurrence or payment of LBS’s expenses related to the transactions contemplated by the Merger Agreement, make any expenditures, incur any liabilities or discharge or satisfy any liabilities, in each case, outside the ordinary course of business; or

o	agree, resolve or commit to do any of the foregoing.

Other Agreements

Each of Seneca and LBS has agreed to use its commercially reasonable efforts to cause to be taken all actions necessary to consummate the merger and the other transactions contemplated by the Merger Agreement. In connection therewith, each party has agreed to:

•	file or otherwise submit all applications and notices required to be filed in connection with the merger and the other transactions contemplated by the Merger Agreement;

•	use commercially reasonable efforts to obtain each consent reasonably required to be obtained in connection with the merger and the other transactions contemplated by the Merger Agreement;

•	use commercially reasonable efforts to lift any injunction prohibiting, or any other legal bar to, the merger or the other transactions contemplated by the Merger Agreement; and

•	use commercially reasonable efforts to satisfy the conditions precedent to the consummation of the transactions contemplated by the Merger Agreement.

Pursuant to the Merger Agreement, Seneca and LBS have further agreed that:

•	Seneca will use its reasonable best efforts to (i) maintain the listing of its common stock on Nasdaq until the Effective Time and to obtain approval for listing of the combined company on Nasdaq, (ii) to the extent required by the rules and regulations of Nasdaq, to prepare and submit to Nasdaq a notification form for the listing of the shares of Seneca Common Stock to be issued in connection with the merger and to cause such shares to be approved for listing (subject to official notice of issuance); (iii) prepare and timely submit to Nasdaq a notification form for the Reverse Split and to submit a copy of the amendment to Seneca’s certificate of incorporation effecting the Reverse Split, certificated by the Secretary of State of the State of Delaware, to Nasdaq on the date of the Closing; and (iv) to the extent required by Nasdaq Marketplace Rule 5110, file (or, at the LBS’s request, to assist the LBS in preparing and filing) an initial listing application for Seneca Common Stock on Nasdaq and to cause such listing application to be conditionally approved prior to the Effective Time;

•	for a period of six years after the Effective Time, the provisions with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers will be no less favorable than those presently set forth in Seneca’s certificate of incorporation and bylaws;

•	Seneca shall purchase, prior to the Effective Time, a six-year prepaid insurance policy for the non-cancellable extension of the directors’ and officers’ liability coverage of Seneca’s existing directors’ and officers’ insurance policies for a claims reporting or discovery period of at least six years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under Seneca’s existing policies as of the date of the Merger Agreement with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against a director or officer of Seneca by reason of him or her serving in such capacity that existed or occurred at or prior to the Effective Time.

Termination and Termination Fees

The Merger Agreement may be terminated at any time before the completion of the merger, whether before or after the required stockholder approvals to complete the merger have been obtained, as set forth below:

•	by mutual written consent of Seneca and LBS;

•	by either Seneca or LBS if the merger will not have been consummated by July 16, 2021 (the “End Date”); provided, however, that this right to terminate the Merger Agreement will not be available to any party whose action or failure to act has been a principal cause of the failure of the merger to occur on or before the End Date and such action or failure to act constitutes a breach of the Merger Agreement, provided, further, however, that, in the event that the SEC has not declared effective the Registration Statement by the date which is 60 days prior to the End Date, then either LBS or Seneca shall be entitled to extend the End Date for an additional 60 days; provided, further, however, that, in the event an adjournment or postponement of the Seneca virtual special meeting has occurred in accordance with the Merger Agreement and such adjournment or postponement continues through the End Date, then the End Date shall automatically extend until the date that is ten calendar days following such adjournment or postponement;

•	by either Seneca or LBS if a court of competent jurisdiction or governmental entity has issued a final and non-appealable order, decree or ruling or taken any other action that has the effect of permanently restraining, enjoining or otherwise prohibiting the merger or any of the other transactions contemplated by the Merger Agreement;

•	by Seneca if the required LBS stockholder approval has not been obtained within ten business days of the Registration Statement becoming effective in accordance with the provisions of the Securities Act; provided that this right to terminate the Merger Agreement will not be available to Seneca once LBS obtains such stockholder approval;

•	by either Seneca or LBS if the Seneca virtual special meeting will have been held and completed and Seneca Stockholders will have taken a final vote and will not have approved Proposal Nos. 1 through 5; provided, that Seneca may not terminate the Merger Agreement pursuant to this provision if the failure to obtain the required Seneca Stockholder approval was caused by the action or failure to act of Seneca and such action or failure to act constitutes a material breach by Seneca of the Merger Agreement;

•	by LBS, at any time prior to receiving the required Seneca Stockholder approval, if any of the following circumstances will occur (each of the following, a “Seneca triggering event”):

o	The Seneca Board fails to include in the proxy statement a recommendation that the Seneca Stockholders vote to approve Proposal Nos. 1 through 6 or withholds, amends, withdraws or modifies its recommendation in a manner adverse to LBS or proposes or approves any of the foregoing actions;

o	The Seneca Board, or any committee thereof, approves, endorses or recommends any acquisition proposal;

o	Seneca enters into any letter of intent or similar document or any contract relating to any acquisition proposal, other than an acceptable confidentiality agreement permitted pursuant to the Merger Agreement; or

o	Seneca, or any director or officer of Seneca, will have willfully and intentionally breached the solicitation provisions of the Merger Agreement described above.

•	by Seneca, at any time prior to the Merger Agreement and the transactions contemplated therein receiving the required LBS Stockholder approval, if any of the following circumstances will occur (each an “LBS Triggering Event”):

o	The LBS Board or any committee thereof fails to recommend that LBS Stockholders vote to adopt the Merger Agreement, thereby approving the merger, or withholds, amends, withdraws or modifies its recommendation in a manner adverse to Seneca or publicly proposes any of the foregoing actions;

o	The LBS Board, or any committee thereof, approves, endorses or recommends any acquisition proposal;

o	LBS enters into any letter of intent or similar document or any contract relating to any acquisition proposal (other than an acceptable confidentiality agreement permitted pursuant to the Merger Agreement); or

o	LBS, or any director or officer of LBS, will have willfully and intentionally breached the solicitation provisions of the Merger Agreement described above.

•	by Seneca or LBS if the other party has breached any of its representations, warranties, covenants or agreements contained in the Merger Agreement or if any representation or warranty of the other party has become inaccurate, in either case such that the conditions to the Closing would not be satisfied as of time of such breach or inaccuracy, but if such breach or inaccuracy is curable, then the Merger Agreement will not terminate pursuant to this provision as a result of a particular breach or inaccuracy until the earlier of the expiration of a 30-day period after delivery of written notice of such breach and the breaching party ceasing to exercise commercially reasonable efforts to cure such breach following delivery of written notice from the non-breaching party of such breach or inaccuracy and its intention to terminate pursuant to the terms of the Merger Agreement;

•	by Seneca, at any time prior to receiving the required Seneca Stockholder approval, and following compliance with all of the requirements set forth in the Merger Agreement, upon the Seneca Board authorizing Seneca to enter into a “permitted alternative agreement” (as defined below); provided, however, that Seneca shall not enter into any permitted alternative agreement unless in accordance with the Merger Agreement and Seneca concurrently pays the applicable termination fee described below;

•	by LBS, at any time prior to receiving the required LBS Stockholder approval, and following compliance with all of the requirements set forth in the Merger Agreement, upon the LBS Board authorizing LBS to enter into a permitted alternative agreement; provided, however, that LBS shall not enter into any permitted alternative agreement unless in accordance with the Merger Agreement and LBS concurrently pays the applicable termination fee described below.

A “permitted alternative agreement” means a definitive agreement that contemplates or otherwise relates to an acquisition transaction that constitutes a superior offer.

Termination Fees Payable by Seneca

Seneca must pay LBS a termination fee of $1,500,000 if:

•	(i)(a) the Merger Agreement is terminated by either Seneca or LBS if the Seneca virtual special meeting will have been held and completed, and Seneca Stockholders will have not approved Proposal Nos. 1 through 4 or (b) the Merger Agreement is terminated by LBS upon Seneca’s or Merger Sub’s breach of any of its representations, warranties, covenants or agreements contained in the Merger Agreement or if any representation or warranty of Seneca or Merger Sub has become in accurate, in either case such that the conditions to the Closing would not be satisfied as of the time of such breach or inaccuracy, subject to a 30-day cure period; (ii) at any time after the date of Merger Agreement and before the termination of the Merger Agreement, an acquisition proposal with respect to Seneca was publicly announced, disclosed or otherwise communicated to the Seneca Board, and such acquisition proposal will not have been withdrawn without qualification prior to the time of the termination of the Merger Agreement; and (iii) within six months after the date of the termination of the Merger Agreement, Seneca enters into a definitive agreement for or consummates an acquisition transaction (with all references to 20% in the definition of acquisition transaction being treated as references to 80%);

•	the Merger Agreement is terminated by Seneca or LBS prior to the Seneca Stockholder approval and a Seneca triggering event will have occurred;

•	the Merger Agreement is terminated by LBS upon Seneca or Merger Sub’s breach of any of its representations, warranties, covenants or agreements contained in the Merger Agreement or if any representation or warranty of Seneca or Merger Sub has become inaccurate, in either case such that the conditions to the Closing would not be satisfied as of the time of such breach or inaccuracy, subject to a 30-day cure period; or

•	the Merger Agreement is terminated by Seneca if, at any time prior to the approval of the issuance of Seneca Common Stock in the merger by the required Seneca Stockholder vote, Seneca enters into a definitive agreement to effect a superior offer.

Termination Fees Payable by LBS

LBS must pay Seneca a termination fee of $1,500,000 if:

•	the Merger Agreement is terminated by Seneca if (i)(a) the required LBS stockholder vote will not have been obtained by the close of business on the day immediately prior to the day of the Seneca virtual special meeting or (b) upon LBS’s breach of any of its representations, warranties, covenants or agreements contained in the Merger Agreement or if any representation or warranty of LBS has become inaccurate, in either case such that the conditions to the Closing of the Merger would not be satisfied as of the time of such breach or inaccuracy, subject to a 30-day cure period; (ii) at any time after the date of Merger Agreement and before the termination of the Merger Agreement, an acquisition proposal with respect to LBS was publicly announced, disclosed or otherwise communicated to the LBS Board, and such acquisition proposal will not have been withdrawn without qualification prior to the time of the termination of the Merger Agreement; and (iii) within six months after the date of the termination of the Merger Agreement, LBS enters into a definitive agreement for or consummates an acquisition transaction (with all references to 20% in the definition of acquisition transaction being treated as references to 80%);

•	the Merger Agreement is terminated by Seneca upon LBS’s breach of any of its representations, warranties, covenants or agreements contained in the Merger Agreement or if any representation or warranty of LBS has become inaccurate, in either case such that the conditions to the Closing would not be satisfied as of the time of such breach or inaccuracy, subject to a 30-day cure period; or

•	the Merger Agreement is terminated by Seneca if prior to obtaining the required LBS Stockholder vote, a LBS triggering event will have occurred.

Amendment

The Merger Agreement may be amended by the parties at any time if such amendment is in writing, is approved by the boards of directors of each party to the Merger Agreement and is signed by each party to the Merger Agreement, except that after the Merger Agreement has been adopted and approved by the stockholders of Seneca or LBS, no amendment which by law requires further approval by the stockholders of Seneca or LBS, as the case may be, will be made without such further approval.

AGREEMENTS RELATED TO THE MERGER

Mutual Nondisclosure Agreement

On September 18, 2020, Seneca and LBS entered into a mutual nondisclosure agreement, which contained customary confidentiality obligations. The mutual nondisclosure agreement did not include a standstill provision.

Letter Agreement

On October 10, 2020, Seneca and LBS entered into a letter agreement that outlined the major aspects of a proposed merger. The letter agreement included an exclusivity period that terminated 30 days after the date of the letter agreement subject to an automatic 15 day extension of the exclusivity period if Seneca and LBS were engaged in good faith negotiations regarding the contemplated transactions. On November 24, 2020, Seneca and LBS entered into an amendment to the letter agreement which extended the exclusivity period through December 8, 2020 (or such later date as mutually agreed to by Seneca and LBS).

Support Agreements

Concurrently with the execution of the Merger Agreement, (a) officers, directors and certain stockholders of LBS (solely in their respective capacities as LBS stockholders) who collectively beneficially owned or controlled approximately 65.15% of the voting power of outstanding LBS capital stock as of December 16, 2020, entered into support agreements under which such stockholders agreed to, among other things, vote in favor of the adoption of the Merger Agreement and the approval of the Merger and the Contemplated Transactions; provided that in the event of a LBS Triggering Event, the obligation of such LBS Stockholders to vote their shares of LBS capital stock will be modified and such stockholders will only be required to collectively vote an aggregate number of shares of LBS capital stock equal to 35% of the total voting power of the outstanding LBS capital stock, and (b) certain officers and directors of Seneca (solely in their respective capacities as Seneca stockholders), who collectively beneficially owned or controlled less than 1% of the voting power of Seneca’s outstanding capital stock as of November 15, 2020, entered into support agreements under which such stockholders agreed to, among other things, vote in favor of the adoption of the Merger Agreement and the approval of the Merger and the other transactions contemplated by the Merger Agreement. The support agreements will terminate at the earlier of the Effective Time or the termination of the Merger Agreement in accordance with its terms.

Lock-Up Agreements

Concurrently with the execution of the Merger Agreement, certain directors and officers of Seneca entered into lock-up agreements, pursuant to which such individuals have agreed not to, except in limited circumstances, transfer or dispose of, any shares of Seneca Common Stock or any securities convertible into, or exercisable or exchangeable for, shares of Seneca Common Stock, including, as applicable, shares received in the Merger and issuable upon exercise of certain warrants and stock options, for a period of 180 days after the closing date of the Merger.

In connection with a prior financing, directors of LBS that will not be serving as directors of the combined company and certain stockholders of LBS (solely in their respective capacities as LBS stockholders) agreed not to, except in limited circumstances, transfer or dispose of, any shares of Seneca Common Stock or any securities convertible into, or exercisable or exchangeable for, shares of Seneca Common Stock, including, as applicable, shares received in the Merger and issuable upon exercise of certain warrants and stock options, for a period of 180 days after the closing date of the Merger. Directors of LBS that will be continuing as directors of the combined company and executive officers of LBS will enter into lock-up agreements, pursuant to which such individuals have agreed not to, except in limited circumstances, transfer or dispose of, any shares of Seneca Common Stock or any securities convertible into, or exercisable or exchangeable for, shares of Seneca Common Stock, including, as applicable, shares received in the Merger and issuable upon exercise of certain warrants and stock options, for a period until the date that is 90 calendar days after the earliest of (i) such time as all of the shares of Seneca Common Stock underlying the Bridge Warrants and Equity Warrants may be sold without restriction or limitation pursuant to Rule 144, (ii) one year after the closing of the Pre-Merger Financing and (iii) the date that the Initial Registration Statement (as defined below) has been declared effective by the SEC (so long as the Initial Registration Statement registers all shares of Seneca Common Stock underlying the Bridge Warrants and Equity Warrants).

Pre-Merger Financing

Securities Purchase Agreement (Bridge Financing)

In connection with signing the Merger Agreement, LBS entered into a securities purchase agreement, dated as of December 16, 2020 (the “Bridge SPA”) with Altium Growth Fund, LP (the “Investor”), pursuant to which the Investor has agreed to purchase, and LBS agreed to issue, senior secured promissory notes (the “Bridge Notes”) in the aggregate principal amount of up to $5.0 million, in exchange for an aggregate purchase price of up to $3.75 million, representing an aggregate original issue discount of up to $1.25 million (the “Bridge Loan”). Pursuant to the terms of the Bridge SPA, the Investor agreed to purchase the Bridge Notes in three closings: (i) the first closing for $1,666,666.67 in aggregate principal amount (in exchange for an aggregate purchase price of $1.25 million), which closed on December 17, 2020; (ii) the second closing for $1,666,666.67 in aggregate principal amount (in exchange for an aggregate purchase price of $1.25 million), which closed on February 1, 2021; and (iii) a third closing for $1,666,666.66 in aggregate principal amount (in exchange for an aggregate purchase price of $1.25 million), which would be required to close before the closing of the Merger, if at all, at the election of LBS. The Bridge Notes bear interest at a rate of 15% per annum (25% premium upon the occurrence of an event of default thereunder) and are repayable upon the earlier of (i) June 17, 2021 (provided that such date will be extended by 120 days if the Merger does not close solely for reasons outside of LBS’s control), (ii) the date on which LBS’s equity is registered under the Exchange Act (as defined below) or is exchanged for equity so registered or (iii) immediately prior to the closing under the Equity SPA. The Bridge Notes are secured by a lien on all of LBS’s assets, other than intellectual property. In addition, upon the funding of each tranche as described above, the Investor shall also receive warrants to purchase such number of shares of LBS Common Stock equal to the aggregate principal amount of the Bridge Notes issued at such funding divided by the initial per share exercise price of $0.4816 (the “Bridge Warrants”), subject to adjustment as disclosed below. The Bridge Warrants shall have a term of five years from the date all of the shares underlying the Bridge Warrants have been registered for resale, and the exercise price shall be subject to price-only full ratchet anti-dilution protection upon the issuance of any shares of common stock or securities convertible into common stock for a period of two years from the effective date of the registration statement covering the shares. The Bridge Warrants also contain certain participation rights with regard to asset distributions and fundamental transactions. As a result of the Merger, at the Effective Time, each Bridge Warrant will automatically be converted into a warrant to purchase that number of shares of Seneca’s common stock (“Seneca Common Stock”) equal to the number of shares underlying the Bridge Warrants immediately prior to the closing of the Merger multiplied by the Exchange Ratio and the exercise price shall be proportionately adjusted.

Securities Purchase Agreement (Equity Financing)

In connection with signing the Merger Agreement, on December 16, 2020, LBS, Seneca and the Investor entered into a Securities Purchase Agreement (the “Equity SPA”), pursuant to which, among other things, the Investor agreed to invest $20.0 million in cash and cancel any outstanding principal and interest on the Bridge Notes immediately prior to the closing of the Merger (the aggregate amount of such cash investment and the cancellation of the outstanding principal and interest on the Bridge Notes, the “Purchase Price” and the financing arrangement described herein, the “Pre-Merger Financing”) to fund the combined company following the Merger. In return, LBS will issue an amount of shares (the “Initial Shares”) of LBS Series 1 Preferred Stock to the Investor equal to the Purchase Price divided by the per share purchase price of $0.4816. The Pre-Merger Financing will close on the same date as the closing of the Merger. In addition, the combined company will deposit three times the number of Initial Shares of LBS Series 1 Preferred Stock (the “Additional Shares,” and together with the Initial Shares the “Pre-Merger Financing Shares”) into escrow with an escrow agent, to be exchanged for Seneca Common Stock in the Merger, and to be delivered, in whole or in part, based on the formula provided below. As a result of the Merger, at the Effective Time, each Initial Share will automatically be converted into the right to receive a number of shares (the “Converted Initial Shares”) of Seneca Common Stock equal to the number of Initial Shares multiplied by the Exchange Ratio. Further, at the Effective Time, each Additional Share placed into escrow with the escrow agent will automatically be converted into the right to receive a number of shares (the “Converted Additional Shares”) of Seneca Common Stock equal to the number of Additional Shares multiplied by the Exchange Ratio. If 85% of the sum of the five lowest weighted average prices of the Seneca Common Stock during the 10 trading day period immediately preceding the 16th trading day following the Effective Time (the “Initial Reset Date”), divided by five, is lower than the per share Purchase Price or if the five lowest weighted average prices of the Seneca Common Stock during the 10 trading day period immediately preceding each of the 45th, 90th and 135th days following the Effective Time (together with the Initial Reset Date, each a “Reset Date”), divided by five, is lower than the per share Purchase Price, then, in each case, the Investor will be issued such number of Converted Additional Shares (as defined below) equal to the Purchase Price divided by the lowest of such weighted average prices. If 85% of the sum of the five lowest weighted average prices of the Seneca Common Stock during the 10 trading day period immediately preceding the Initial Reset Date, divided by five, is not lower than the per share Purchase Price and if the five lowest weighted average prices of the Seneca Common Stock during the 10 trading day period immediately preceding each of the other Reset Dates, divided by five, is not lower than the per share Purchase Price, then the Investor will not be issued any Converted Additional Shares. Any Converted Additional Shares not delivered to the Investor from escrow will be returned to Seneca after the 135th day following the Effective Time, and the Milestone Recipients will be entitled to receive a number of additional shares of Seneca Common Stock equal to the number of Converted Additional Shares that are returned to Seneca, on a pro rata basis to each such Milestone Recipient.

In addition, Seneca will issue to the Investor warrants to purchase shares of Seneca Common Stock (the “Equity Warrants”). The Equity Warrants will be issued on the 17th trading day following the closing of the Merger, will have an initial exercise price per share equal to the lower of (x) the Purchase Price divided by the Initial Shares and (y) the per share price as reset on the 16th trading day following the closing of the Merger, as described above, and will be exercisable for that number of shares as is equal to the Purchase Price divided by the lower of (a) the Purchase Price divided by the Initial Shares and (b) the Purchase Price divided by the per share price as reset on the 16th trading day following the closing of the Merger, as described above, and will be immediately exercisable and will have a term of five years from the date of issuance.

The Bridge Warrants and Equity Warrants will provide that, until the second anniversary of the date on which all shares of Seneca Common Stock issued to the Investor (including any shares underlying the Equity Warrants) are registered on one or more registration statements, if the combined company publicly announces, issues or sells, enters into a definitive, binding agreement pursuant to which Seneca is required to issue or sell or is deemed, pursuant to the provisions of the Bridge Warrants and Equity Warrants, to have issued or sold, any shares of Seneca Common Stock for a price per share lower than the exercise price then in effect, subject to certain limited exceptions, then the exercise price of the Bridge Warrants and Equity Warrants shall be reduced to such lower price per share. Further, on each Reset Date, the exercise price of the Bridge Warrants and Equity Warrants will be adjusted downward (but not increased) such that (i) the exercise price of the Bridge Warrants on the Initial Reset Date becomes 85% of the weighted average of the five lowest weighted average prices of the Seneca Common Stock as measured during each of the 10 trading day periods immediately preceding the Initial Reset Date and (ii) the exercise price of the Bridge Warrants on all Reset Dates other than the Initial Reset Date and the exercise price of the Equity Warrants on all Reset Dates, become the weighted average of the five lowest weighted average prices of the Seneca Common Stock as measured during each of the 10 trading day periods immediately preceding the Reset Date, and the number of shares underlying the Bridge Warrants and Equity Warrants will be increased (but not decreased) to the quotient of (a) (i) the exercise price in effect prior to such reset multiplied by (ii) the number of shares underlying the applicable warrants prior to the reset divided by (b) the exercise price resulting from the reset. Further, the Equity Warrants include a provision such that, beginning six months after the closing of the Merger, if the volume weighted average price of Seneca’s Common Stock is less than the then-applicable exercise price for five consecutive trading days, the holder of the Equity Warrant shall be entitled to receive 1.0 share of Seneca Common Stock for each share underlying the Equity Warrants being exercised thereunder in a cashless exercise. The exercise price and the number of shares of Seneca Common Stock issuable upon exercise of the Bridge Warrants and Equity Warrants will also be subject to adjustment in the event of any stock splits, dividends or distributions or other similar transactions as well as fundamental transactions.

The Equity SPA contains customary representations and warranties of LBS, Seneca and the Investor. Each party’s obligation to consummate the transactions contemplated by the Equity SPA is subject to the satisfaction or waiver of certain conditions, including the satisfaction or waiver of each of the conditions precedent to the closing of the Merger contained in the Merger Agreement, other than any conditions precedent relating to consummation of the Pre-Merger Financing.

Pursuant to the Equity SPA, until 180 calendar days after the earliest of (x) such time as all of the Registrable Securities (as defined below) may be sold without restriction or limitation pursuant to Rule 144 and without the requirement to be in compliance with Rule 144(c)(1), (y) the six month anniversary of the closing of the Merger, and (z) the date that the Initial Registration Statement (as defined below) has been declared effective by the SEC, except for certain exceptions, neither LBS nor Seneca shall, (1) directly or indirectly, offer, sell, grant any option to purchase, or otherwise dispose of (or announce any offer, sale, grant or any option to purchase or other disposition of) any of its or its subsidiaries’ debt, equity or equity equivalent securities, (2) enter into, or effect a transaction under, any agreement, including, but not limited to, an equity line of credit or “at-the-market” offering, whereby LBS or Seneca may issue securities at a future determined price or (3) be party to any solicitations, negotiations or discussions with regard to the foregoing.

Beneficial Ownership Limitations

The Investor will be prohibited, subject to certain exceptions, from exercising a Bridge Warrant or Equity Warrant to the extent that immediately prior to or after giving effect to such exercise, the Investor, together with its affiliates and other attribution parties, would own more than 4.99% of the total number of shares of Seneca Common Stock then issued and outstanding, which percentage may be changed at the Investor’s election to a lower percentage at any time or to a higher percentage not to exceed 9.99% upon 61 days’ notice to Seneca. In addition, the Investor will be prohibited from receiving shares of Seneca Common Stock in exchange for the Converted Initial Shares or Converted Additional Shares to the extent that immediately prior to or after giving effect to such receipt, the Investor, together with its affiliates or other attribution parties would own more than 9.99% of the total number of shares of Seneca Common Stock then issued and outstanding. In that situation, the escrow agent shall hold such shares in excess of the ownership limitation in abeyance for the benefit of the Investor. The Investor may increase or decrease the applicable ownership limitation percentage to a lower percentage at any time or to a higher percentage not to exceed 9.99% upon 61 days’ notice to Seneca.

Registration Rights Agreement

In connection with the Pre-Merger Financing, Seneca entered into a Registration Rights Agreement with the Investor (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, provided the Merger is completed, Seneca is required to file an initial resale registration statement (the “Initial Registration Statement”) with respect to the maximum number of shares of Seneca Common Stock held by or issuable to the Investor pursuant to the Equity Warrants (the “Registrable Securities”), within 15 days after the 135th calendar day following the closing date. The combined company will be required to use its commercially reasonable efforts to maintain the effectiveness of the registration statement until the earlier of (i) the date as of which the Investor may sell all of the Registrable Securities covered by the applicable registration statement(s) without restriction or limitation pursuant to Rule 144 and without the requirement to be in compliance with Rule 144(c)(1) (or any successor thereto) or (ii) the date on which the Investor has sold all of the Registrable Securities covered by the applicable registration statement(s).

Subject to a limited exception, if Seneca fails to file and obtain and maintain effectiveness of the resale registration statements required under the Registration Rights Agreement or fails, subject to limited grace periods, to maintain the effectiveness of the resale registration statements, then Seneca shall be obligated to pay to each affected holder of Registrable Securities an amount equal to 2.0% of the aggregate Purchase Price of such holder’s Registrable Securities whether or not included in such registration statement on the date of such failure and 1.5% on every thirtieth day thereafter (pro-rated for periods of less than 30 days) until the date such failure is cured, provided that the aggregate of all such payments will not exceed 8.0% of the aggregate Purchase Price for the Investor’s Registrable Securities.

These registration rights granted under the Registration Rights Agreement are subject to certain conditions and limitations, including Seneca’s right to delay or withdraw a registration statement under certain circumstances. The registration rights granted in the Registration Rights Agreement are subject to customary indemnification and contribution provisions.

Leak-Out Agreements

In connection with the Pre-Merger Financing, the Investor will enter into a leak-out agreement, ending on the 135th day following the Pre-Merger Financing closing date, with the combined company (collectively, the “Leak-Out Agreements”) limiting its daily sales to no more than its pro rata portion, based on such Investor’s investment amount, of up to 20% of the daily traded volume as reported by Bloomberg, LP.

Contingent Value Rights Agreement

The Merger Agreement contemplates that, immediately prior to the Effective Time, Seneca, the CVR Agent and the CVR Holders’ Representative, will enter into the CVR Agreement. The rights and obligations of the CVR Agreement will become the rights and obligations of the combined company after the Effective Time. Pursuant to an action of the Seneca Board, holders of Seneca common stock and subject to and in accordance with the terms and conditions of outstanding warrants (for each share of Seneca Common Stock issuable upon exercise of such warrants), of record as of immediately before the Effective Time will be entitled to receive one CVR issued by Seneca subject to and in accordance with the terms and conditions of the CVR Agreement for each share of common stock held by such stockholder, and as required under the applicable warrants. Each CVR will entitle its holder to receive a pro rata portion of 80% of the net proceeds, if any, from each respective item of gross proceeds constituting cash or cash proceeds from the sale of marketable securities entitled to be received by Seneca from any Legacy Monetization (but subject to actual receipt) prior to the 48 month anniversary of the Effective Time (or to the extent received within a commercially reasonably time thereafter (not to exceed three months)). The remaining 20% of net proceeds will be retained by the combined company.

The CVRs will terminate on the 48-month anniversary of the Effective Time. No payments with respect to the CVRs will be payable in respect of any Legacy Monetization proceeds actually received after such CVR termination date by Seneca; provided, that, Seneca will make payments for gross proceeds entitled to be received prior to the CVR Termination Date to the extent received within a commercially reasonable time (not to exceed three months) thereafter. From and after such CVR termination date, subject to the exception in the prior sentence, any further proceeds received by Seneca arising from any Legacy Monetization will be retained by Seneca and will not be distributed to the CVR Holders. The CVRs will not be transferable by the CVR Holders, except in certain limited circumstances; will not have any voting or dividend rights; will not be certificated or evidenced by any instrument; will not accrue interest; and will not be registered with the SEC or listed for trading on any exchange. It is intended that the CVRs will not constitute securities, or a class of securities, for the purposes of any securities laws. The CVRs will not represent any equity or ownership interest in Seneca (or in LBS) or in all or any part of Seneca’s intellectual property or any other asset.

Following the Effective Time and for a period of 18 months, the CVR Holders’ Representative will have sole discretion and decision making authority over when (if ever) and whether to pursue for, a Legacy Monetization in any particular manner, and upon what terms and conditions. Notwithstanding the foregoing, any such Legacy Monetization shall require the written consent of LBS if such Legacy Monetization would create any liability for LBS or its affiliates, implicate any assets of LBS or its affiliates other than the Seneca Legacy Technology or impose any obligation on LBS or its affiliates to pursue any regulatory approval (including for the avoidance of doubt, from the Committee on Foreign Investment in the United States) or take any action in connection with the receipt or avoidance of any regulatory approval. The CVR Holders’ Representative shall notify LBS at least 15 business days prior to entering into any agreement with respect to any Legacy Monetization, provide copies of all written agreements or documents with respect to such sale and provide LBS with an opportunity to provide comments to such documents, which comments shall be considered by the CVR Holders’ Representative in good faith.

In furtherance of the foregoing:

•	Seneca will not before the CVR Termination Date dispose, license or sell the Seneca Legacy Technology except pursuant to a Legacy Monetization agreed to by the CVR Holders’ Representative;

•	Seneca will not before the 18-month anniversary of the Effective Time terminate or intentionally materially negatively impact the Seneca Legacy Technology, including by withholding or withdrawing the Ongoing Support Funding (as defined below) or failing to preserve and maintain the Seneca Legacy Technology, without the prior written approval of the CVR Holders’ Representative, which consent will not be unreasonably withheld, conditioned or delayed, unless the Ongoing Support Funding has been exhausted;

•	Seneca, after good faith discussions with CVR Holders’ Representative, will be entitled to use all or a portion of the Legacy Asset Winddown Amount (as defined below) for expenses related to any Legacy Monetization pursuant to the CVR Agreement (the “Ongoing Support Funding”);

•	Seneca will pay out of the CVR Escrow to the CVR Holders’ Representative at the Effective Time as compensation for services rendered, which amount will determined immediately prior to the Effective Time and not to exceed $200,000 plus ten (10) percent of any Legacy Monetization amount. Such amount will be deducted from the Legacy Asset Winddown Amount during the period from the Effective Time to the CVR Termination Date;

•	Seneca will establish an escrow account prior to the Effective Time, (“CVR Escrow”) in the amount of $500,000 (“Legacy Asset Winddown Amount”) to be used to pay for the costs and expense associated with the winding down of Legacy Assets and Legacy Asset Monetizations. Additionally, all net proceeds from Legacy Monetization as well as any reserve fund amounts will be held in the CVR Escrow until distributed to CVR Holders pursuant to the CVR Agreement.

•	CVR Holders’ Representative, after good faith discussions with Seneca, will be entitled to be reimbursed from a segregated escrow account for direct costs and expenses related to any Legacy Monetization.

The CVR Holders will be entitled to 80% of “net proceeds” from a Legacy Monetization. For purposes of the CVR Agreement, “net proceeds” are to be equal to: gross proceeds less any and all expenses, that would not otherwise be incurred by Seneca in its normal and customary course of business, in pursuing, negotiating, entering into and closing any Legacy Monetization (including any pre-Merger accrued and unpaid expenses that are not included in Net Cash), including (i) the out-of-pocket expenses of the CVR Holders’ Representative, any other consultant fees and expenses, success fees, legal fees and similar items, (ii) CVR Agent Indemnification Payments (as defined below), (iii) fees and expenses of the CVR Agent, (iv) each “reserve fund” established with regard to a particular Legacy Monetization, which is an amount (not to exceed $25,000 or 20% of the gross proceeds of the applicable Legacy Monetization, whichever is lower) to be agreed upon in good faith by the CVR Holders’ Representative and Seneca, that will be withheld from any gross proceeds received after termination or depletion of the Ongoing Support Funding to be used and held for use to fund expenses related to any Legacy Monetization pursuant to the CVR Agreement in connection with the applicable Legacy Monetization, and (v) and any and all post-Merger preservation and maintenance of the Seneca Legacy Technology, including Seneca intellectual property rights application, registration and maintenance fees, any applicable taxes (including sales, use, tariffs, excise, customs duties, gross receipts, VAT or other similar taxes or governmental charges), and specifically including all actual Ongoing Support Funding, provided however that in no event will the expenses related to any Legacy Monetization include any administrative or similar fee payable to Seneca in connection with its general overhead. Seneca will deliver to the CVR Agent and cause the CVR Agent to deliver to the Holders, pro rata as to their CVR holdings, the amount of any payment owed provided that, in the event that the payment owed is less than $500,000, no amount will be due and instead such amount will be added to subsequent payment until: (i) the aggregate amount will be at least $500,000 or (ii) the final payment amount, which consists of the balance of the CVR Escrow at the CVR Termination Date, will be made before the CVR Termination Date (provided, that no payment will be made with respect to an amount that is less than $300,000). The CVR payment will be made on the 30th day after the end of the calendar year in which a respective item of gross proceeds is actually received by Seneca. Seneca will provide the initial calculation of any payment owed to the CVR Holders’ Representative and the CVR Agent in connection with a Legacy Monetization within 30 days of such CVR payment date. Within 15 days of receipt, the CVR Holders’ Representative may request reasonable documentation to support such calculation and ask questions of Seneca’s accounting personnel regarding such calculation. If the CVR Holders’ Representative objects to Seneca’s calculation of any payment owed to the CVR Holders under the CVR Agreement, then an independent third-party valuation expert will resolve such dispute, and such resolution will be binding on the parties to the CVR Agreement and the CVR Holders. The fees of any such valuation expert will be allocated between Seneca and the CVR Holders as a deduction from the amount otherwise payable to them in the same proportion that the disputed amount that was unsuccessfully disputed by (as finally determined by the valuation expert) bears to the total disputed amount of the CVR Payment Amount.

Except as expressly provided in the CVR Agreement, Seneca and its affiliates have no obligation to incur expenses pursuing any closing Legacy Monetizations or otherwise to seek or support a Legacy Monetization. Seneca’s (as opposed to the CVR Holders’ Representative’s) sole responsibility as to Legacy Monetization activities is as set forth in the CVR Agreement. Except as expressly provided in the CVR Agreement, Seneca and its affiliates and their respective post-merger management will have no obligation to promote, support, invest in, allocate internal resources toward, advance or monetize the Seneca Legacy Technology pending the Legacy Monetization(s).

Prior to the Effective Time, the Seneca Board will appoint the CVR Agent who will be responsible for: (i) distributing the CVRs, (ii) keeping the CVR Register and (iii) delivering the CVR Payments to the CVR Holders. Seneca agrees to pay the CVR Agent up to $30,000 as consideration for the services provided. Senca also agrees to indemnify the CVR Agent for, and hold the CVR Agent harmless against, any loss, liability, claim, demands, suits or expense arising out of or in connection with the CVR Agent’s duties under this Agreement, including the costs and expenses of defending the CVR Agent against any claims, charges, demands, suits or loss, unless such loss will have been determined by a court of competent jurisdiction to be a result of the CVR Agent’s willful misconduct, bad faith or gross negligence (the “CVR Agent Indemnification Payments”).

If Seneca is merged or acquired as a whole after the Effective Time, no part of the merger or acquisition proceeds will give rise to any payment on the CVRs. Seneca will not consolidate or merge into any person (other than a merger or consolidation where Seneca is the surviving corporation), unless the resulting person from such consolidation or merger expressly assumes payment of any amounts owed to the CVR Holders and Seneca’s obligations under the CVR Agreement.

Each CVR Holder authorizes the CVR Holders’ Representative to act as the exclusive representative, agent and attorney-in-fact of each CVR Holder. Each CVR Holder will not challenge or contest any action, inaction, determination or decision of the CVR Holders’ Representative or the authority or power of the CVR Holders’ Representative and will not threaten, bring, commence, institute, maintain, prosecute or voluntarily aid any action, which challenges the validity of or seeks to enjoin the operation of any provision of the CVR Agreement, including without limitation, the provisions relating to the authority of the CVR Holders’ Representative to act on behalf of each CVR Holder as set forth in the CVR Agreement. To the extent permitted by applicable law, it is expressly agreed that in no event will any CVR Holders (as opposed to the CVR Holders’ Representative) or any former or ongoing stockholders of Seneca (as opposed to the CVR Holders’ Representative) have, after the Effective Time, any power or right to commence or join in any legal proceeding against Seneca or any affiliate of Seneca based on or arising out of the CVRs or the CVR Agreement. Such legal proceeding may be brought by, and only by, the CVR Holders’ Representative in the name of and for the benefit of the CVR Holders. The outcome or settlement of any such legal proceeding will be binding upon all CVR Holders. The CVR Holders’ Representative may assign any of its rights or obligations under the CVR Agreement to a third-party reasonably acceptable to Seneca to serve as a successor CVR Holders’ Representative.

The CVR Holders’ Representative and Seneca may amend or waive the CVR Agreement, without the need for consent of any CVR Holder or any percentage-in-interest of CVR Holders, and such amendment or waiver will be binding on all CVR Holders.

Material U.S. Federal Income Tax Consequences of the Receipt of CVRs

This discussion pertaining to the U.S. federal income tax consequences of the receipt of CVRs by Seneca U.S. Holders (as defined below), insofar as such discussion constitutes statements of U.S. federal income tax law or legal conclusions, in each case, subject to the facts, assumptions, limitations and exclusions set forth in this proxy statement/prospectus/information statement, constitutes the opinion of Reed Smith as to the material U.S. federal income tax consequences of the receipt of the CVRs by Seneca U.S. Holders. Due to the legal and factual uncertainties regarding the U.S. federal income tax treatment of CVRs, Seneca U.S. Holders are urged to consult their tax advisors regarding the tax consequences to them of the receipt of CVRs and the timing and characterization of income, gain or loss resulting from receipt of payments (if any) pursuant to the CVRs.

The following discussion is a summary of the material U.S. federal income tax consequences of the receipt of CVRs to Seneca U.S. Holders who receive CVRs with respect to Seneca Common Stock, but this discussion does not purport to be a complete analysis of all potential tax consequences that may be relevant to a Seneca U.S. Holder. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. In addition, this discussion does not address the tax consequences to holders of options, warrants or similar rights to acquire Seneca Common Stock. This discussion is based on the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the IRS, in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Seneca U.S. Holder. Seneca has not sought and does not intend to seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a position contrary to that discussed below regarding the tax consequences of the receipt of CVRs.

This discussion is limited to Seneca U.S. Holders that hold Seneca Common Stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Seneca U.S. Holder’s particular circumstances, including the impact of the alternative minimum tax or the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to Seneca U.S. Holders subject to special rules, including, without limitation:

•	brokers, dealers or traders in securities; banks; insurance companies; other financial institutions; mutual funds;
•	real estate investment trusts; regulated investment companies; tax-exempt organizations or governmental organizations;
•	pass-through entities such as partnerships, S corporations, disregarded entities for federal income tax purposes and limited liability companies (and investors therein);
•	persons who are not “United States persons” within the meaning of Section 7701(a)(30) of the Code;
•	stockholders who are subject to the alternative minimum tax provisions of the Code;
•	persons who hold their shares of Seneca Common Stock as part of a hedge, wash sale, synthetic security, conversion transaction, or other integrated transaction;

•	persons that have a functional currency other than the U.S. dollar; traders in securities who elect to apply a mark-to-market method of accounting;
•	persons who hold shares of Seneca Common Stock that may constitute “qualified small business stock” under Section 1202 of the Code or as “Section 1244 stock” for purposes of Section 1244 of the Code;
•	persons who elect to apply the provisions of Section 1400Z-2 to any gains realized in the Reverse Split;
•	persons who acquired their shares of Seneca Common Stock in a transaction subject to the gain rollover provisions of Section 1045 of the Code;
•	persons subject to special tax accounting rules as a result of any item of gross income with respect to Seneca Common Stock being taken into account in an “applicable financial statement” (as defined in the Code);
•	persons deemed to sell Seneca Common Stock under the constructive sale provisions of the Code;
•	persons who acquired their shares of Seneca Common Stock pursuant to the exercise of options or otherwise as compensation or through a tax-qualified retirement plan or through the exercise of a warrant or conversion rights under convertible instruments; and
•	certain expatriates or former citizens or long-term residents of the United States.

If an entity treated as a partnership for U.S. federal income tax purposes holds Seneca Common Stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding Seneca Common Stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

This summary is for information purposes only and is not intended to be, and should not be construed to be, legal, business or tax advice to any particular Seneca U.S. Holder. This summary does not take into account your particular circumstances and does not address consequences that may be particular to you. Therefore, you should consult your tax advisors with respect to the application of the U.S. federal income tax laws to their particular situations as well as any tax consequences of the receipt of CVRs arising under the U.S. federal estate or gift tax laws or under the laws of any state, local or non-U.S. taxing jurisdiction or under any applicable income tax treaty.

For purposes of this discussion, a “Seneca U.S. Holder” is a beneficial owner of Seneca Common Stock that, for U.S. federal income tax purposes, is or is treated as:

•	an individual who is a citizen or resident of the United States;
•	a corporation or any other entity taxable as a corporation created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;
•	a trust if either (i) a court within the United States is able to exercise primary supervision over the administration of such trust, and one or more United States persons (within the meaning of Section 7701(a)(30) of the Code) are authorized or have the authority to control all substantial decisions of such trust, or (ii) the trust was in existence on August 20, 1996 and has a valid election in effect under applicable Treasury Regulations to be treated as a United States person for U.S. federal income tax purposes; or
•	an estate, the income of which is subject to U.S. federal income tax regardless of its source.

Receipt of CVRs by Seneca U.S. Holders

This discussion assumes that the distribution of CVRs to Seneca U.S. Holders will be treated for U.S. federal income tax purposes as a transaction that is separate and distinct from the Reverse Split. If, contrary to that assumption, the distribution of CVRs to Seneca U.S. Holders were integrated for tax purposes with the Reverse Split, this could affect the calculation of the extent to which the distribution constitutes a taxable dividend or capital gain.

There is substantial uncertainty as to the tax treatment of the CVRs. Specifically, there is no authority directly addressing whether contingent value rights with characteristics similar to the CVRs should be treated as a distribution of property with respect to Seneca’s stock, a distribution of equity, a “debt instrument” or an “open transaction” for U.S. federal income tax purposes. Under applicable U.S. tax principles, such questions are inherently factual in nature. As a result, it is not possible to express a definitive conclusion as to the U.S. federal income tax treatment of receipt of the CVRs or receipt of payments (if any) pursuant to the CVRs. Based on the specific characteristics of the CVRs, Seneca intends to treat the issuance of the CVRs as a distribution of property with respect to its stock. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any description of the intended tax consequences summarized below. No advance ruling has been or will be sought from the IRS regarding any matter discussed in this proxy statement/prospectus/information statement.

In the opinion of Reed Smith, Seneca’s legal counsel, based on the facts, assumptions, limitations and exclusions set forth in this proxy statement/prospectus/information statement, the issuance of the CVRs to Seneca U.S. Holders under the terms expressed in the form of the CVR Agreement included as Exhibit 2.06 to this proxy statement/prospectus/information statement is more likely than not to be treated as a distribution of property with respect to Seneca Common Stock. Assuming such treatment, each Seneca U.S. Holder will be treated as receiving a distribution in an amount equal to the fair market value of the CVRs issued to such Seneca U.S. Holder on the date of the issuance. This distribution generally should be treated first as a taxable dividend to the extent of the Seneca U.S. Holder’s pro rata share of Seneca’s current or accumulated earnings and profits (as determined for U.S. federal income tax purposes), then as a non-taxable return of capital to the extent of the Seneca U.S. Holder’s basis in its Seneca common stock, and finally as capital gain from the sale or exchange of Seneca Common Stock with respect to any remaining value. Seneca currently has negative accumulated earnings and profits and expects no or a small amount of current earnings and profits for the current taxable year. Thus, Seneca expects most or all of this distribution to be treated as other than a dividend for U.S. federal income tax purposes. Seneca U.S. Holders will receive an IRS Form 1099-DIV notifying them of the portion of the CVR value that is treated as a dividend (if any) or non-dividend distribution for U.S. federal income tax purposes. A Seneca U.S. Holder’s initial tax basis in such holder’s CVRs should equal the fair market value of such CVRs on the date of their issuance. The holding period of such CVRs should begin on the day after the date of issuance.

As a result of the above treatment, future payments received by a Seneca U.S. Holder on a CVR would likely be treated as a non-taxable return of such Seneca U.S. Holder’s adjusted tax basis in the CVR to the extent thereof, and payments in excess of such amount would likely be treated as ordinary income.

However, the treatment of such future payments is uncertain and alternative treatments are possible, although not expected. One such possible treatment is that the CVRs could be treated as one or more “debt instruments.” If that were to be the case, then payments received with respect to the CVRs generally would likely be treated as payments in retirement of a “debt instrument,” except to the extent interest is imputed under the Code. If those rules were to apply, interest generally should be imputed under complex rules. In such a case, a Seneca U.S. Holder would be required to include any such interest in income on an annual basis, whether or not currently paid.

It is possible, although Seneca believes unlikely, that the issuance of the CVRs could be treated as a distribution of equity for U.S. federal income tax purposes, in which case Seneca U.S. Holders should not recognize gain or loss as a result of the issuance of the CVRs. Depending on the fair market value of the CVRs on the date of their issuance, each Seneca U.S. Holder’s tax basis in such holder’s Seneca Common Stock would be allocated between such holder’s Seneca Common Stock and such holder’s CVRs. The holding period of such CVRs should include the Seneca U.S. Holder’s holding period of such holder’s Seneca Common Stock. Future payments on a CVR received by a Seneca U.S. Holder would likely be treated as dividends to the extent of the Seneca U.S. Holder’s pro rata share of Seneca’s current or accumulated earnings and profits (as determined for U.S. federal income tax purposes), then as a non-taxable return of capital to the extent of the Seneca U.S. Holder’s basis in the CVR, and finally as capital gain from the sale or exchange of the CVR with respect to any remaining value. As discussed above, Seneca does not intend to report the issuance of the CVRs as a distribution of equity and any Seneca U.S. Holder reporting the CVR issuance as a distribution of equity likely faces an increased chance of being audited by the IRS with respect to such reporting.

It is possible, although again Seneca believes unlikely, that the issuance of the CVRs could be treated as subject to the “open transaction” doctrine if the value of the CVRs on the Closing Date cannot be “reasonably ascertained.” If the receipt of CVRs were treated as an “open transaction” for U.S. federal income tax purposes, each Seneca U.S. Holder should not immediately take the CVRs into account in determining whether such holder must recognize gain (if any) on the receipt of the CVRs and such holder would take no tax basis in the CVRs. Rather, the Seneca U.S. Holder’s U.S. federal income tax consequences would be determined in line with the discussion above based on whether the CVRs are treated as a distribution of property or of equity at the time the payments with respect to the CVRs are received or deemed received in accordance with the Seneca U.S. Holder’s regular method of accounting. As discussed above, Seneca does not intend to report the issuance of the CVRs as an open transaction and any Seneca U.S. Holder reporting the CVR issuance as an open transaction likely faces an increased chance of being audited by the IRS with respect to such reporting.

Assuming the issuance of the CVRs is treated for U.S. federal income tax purposes as a distribution of property with respect to Seneca’s Common Stock, the CVRs should generally be treated as capital assets for U.S. federal income tax purposes once issued.

Alternative Treatment of the Receipt of CVRs and the Reverse Split as a Single Recapitalization

Notwithstanding Seneca’s position that the receipt of CVRs and the Reverse Split are appropriately treated as separate transactions, it is possible that the IRS or a court could determine that the receipt of the CVRs and the Reverse Split constitute a single “recapitalization” for U.S. federal income tax purposes. In such case, the tax consequences of the receipt of CVRs and the Reverse Split would differ from those described above and would depend in part on many of the same considerations described above, including whether the CVRs should be treated as property, equity or debt instruments or should be subject to the “open transaction” doctrine. In general, if the CVRs are treated as property and are not subject to the “open transaction” doctrine, then a Seneca U.S. Holder should recognize gain (but not loss) equal to the lesser of (i) the fair market value of the CVRs received, and (ii) the excess (if any) of (A) the sum of (1) the fair market value of the CVRs received and (2) the fair market value of the Seneca shares received in the Reverse Split, over (B) the Seneca U.S. Holder’s adjusted tax basis in the Seneca Common Stock surrendered in the Reverse Split.

PLEASE CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE PROPER CHARACTERIZATION OF THE RECEIPT OF CVRs.

MATTERS BEING SUBMITTED TO A VOTE OF SENECA’S STOCKHOLDERS

PROPOSAL NO. 1:

APPROVAL OF AN AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF SENECA EFFECTING THE REVERSE SPLIT

General

At the Seneca virtual special meeting, Seneca’s common stockholders will be asked to approve an amended and restated certificate of incorporation of Seneca effecting the Reverse Split of Seneca Common Stock at a ratio anywhere in the range not less than 1 new share for every 5 shares and not greater than 1 new share for every 12 shares outstanding. Prior to the effectiveness of the Merger, Seneca and LBS will mutually agree upon the exact reverse split ratio within such range. Upon the effectiveness of the amended and restated certificate of incorporation of Seneca effecting the Reverse Split, or the split effective time, the issued shares of Seneca Common Stock immediately prior to the split effective time will be reclassified into a smaller number of shares within the specified range, such that a stockholder of Seneca will own one new share of Seneca Common Stock for the specified number of shares of issued common stock held by that stockholder immediately prior to the split effective time.

If Proposal No. 1 is approved, the Reverse Split would become effective immediately prior to the effectiveness of the Merger. Seneca may effect only one reverse stock split in connection with this Proposal No. 1. Seneca and LBS’s mutual decision will be based on a number of factors, including market conditions, existing and expected trading prices for Seneca Common Stock and the listing requirements of Nasdaq.

The form of the amended and restated certificate of incorporation of Seneca to effect the Reverse Split, as more fully described below, will affect the Reverse Split but will not change the number of authorized shares of common stock or preferred stock, or the par value of Seneca Common Stock or preferred stock.

Purpose

The Seneca Board approved the proposal approving the amended and restated certificate of incorporation of Seneca effecting the Reverse Split for the following reasons:

•	the Seneca Board believes effecting the Reverse Split may be an effective means of avoiding a delisting of Seneca Common Stock from Nasdaq in the future;

•	the Seneca Board believes an investment in Seneca Common Stock may not appeal to brokerage firms that are reluctant to recommend lower priced securities to their clients and investors may also be dissuaded from purchasing lower priced stocks because the brokerage commissions, as a percentage of the total transaction, tend to be higher for such stocks;

•	The Seneca Board believes that analysts at many brokerage firms do not monitor the trading activity or otherwise provide coverage of lower priced stocks and that most investment funds are reluctant to invest in lower priced stocks;

•	the Seneca Board believes that the Reverse Split will result in a number of authorized but unissued shares of Seneca Common Stock sufficient for the issuance of shares of Seneca Common Stock to LBS’s stockholders pursuant to the Merger Agreement; and

•	the Seneca Board believes a higher stock price may help generate investor interest in Seneca and help Seneca attract and retain employees.

If the Reverse Split successfully increases the per share price of Seneca Common Stock, the Seneca Board believes this increase may increase trading volume in Seneca Common Stock and facilitate future financings by Seneca.

Nasdaq Requirements for Listing on Nasdaq

Seneca Common Stock is listed on the Nasdaq Capital Market under the symbol “SNCA.” Seneca has filed an initial listing application with the Nasdaq Capital Market, as described below, to seek listing on Nasdaq upon the closing of the Merger.

According to Nasdaq rules, an issuer must, in a case such as this, apply for initial inclusion following a transaction whereby the issuer combines with a non-Nasdaq entity, resulting in a change of control of the issuer and potentially allowing the non-Nasdaq entity to obtain a Nasdaq listing. Accordingly, the listing standards of Nasdaq will require Seneca to have, among other things, a $4.00 per share minimum bid price upon the closing of the Merger. Therefore, the Reverse Split may be necessary in order to consummate the Merger.

One of the effects of the Reverse Split will be to effectively increase the proportion of authorized shares which are unissued relative to those which are issued. This could result in Seneca’s management being able to issue more shares without further stockholder approval. For example, before the Reverse Split, assuming Seneca's shares issued do not increase from February 9, 2021, Seneca’s authorized but unissued shares of common stock immediately prior to the closing of the Merger would be approximately 282,704,297 compared to shares issued of approximately 17,295,703. If Seneca effects the Reverse Split using a 1-to-8.5 ratio (the midpoint of the range of the Reverse Split), its authorized but unissued shares of common stock immediately prior to the closing of the Merger would be approximately 297,965,211 compared to shares issued of approximately 2,034,789. Seneca currently has no plans to issue shares, other than in connection with the Merger and to satisfy obligations under the Seneca employee stock options and restricted stock unit awards from time to time as the options are exercised and the restricted stock units vest. The Reverse Split will not affect the number of authorized shares of Seneca Common Stock which will continue to be authorized pursuant to the certificate of incorporation of Seneca.

Potential Increased Investor Interest

On February 8, 2021, Seneca Common Stock closed at $1.73 per share. An investment in Seneca Common Stock may not appeal to brokerage firms that are reluctant to recommend lower priced securities to their clients. Investors may also be dissuaded from purchasing lower priced stocks because the brokerage commissions, as a percentage of the total transaction, tend to be higher for such stocks. Moreover, the analysts at many brokerage firms do not monitor the trading activity or otherwise provide coverage of lower priced stocks. Also, the Seneca Board believes that most investment funds are reluctant to invest in lower priced stocks.

There are risks associated with the Reverse Split, including that the Reverse Split may not result in an increase in the per share price of Seneca Common Stock.

Seneca cannot predict whether the Reverse Split will increase the market price for Seneca Common Stock in the future. The history of similar stock split combinations for companies in like circumstances is varied. There is no assurance that:

•	the market price per share of Seneca Common Stock after the Reverse Split will rise in proportion to the reduction in the number of shares of Seneca Common Stock outstanding before the Reverse Split;

•	the Reverse Split will result in a per share price that will attract brokers and investors who do not trade in lower priced stocks;

•	the Reverse Split will result in a per share price that will increase the ability of Seneca to attract and retain employees;

•	the market price per share will either exceed or remain in excess of the $1.00 minimum bid price as required by Nasdaq for continued listing, or that Seneca will otherwise meet the requirements of Nasdaq for inclusion for trading on Nasdaq, including the $4.00 minimum bid price upon the closing of the Merger.

The market price of Seneca Common Stock will also be based on performance of Seneca and other factors, some of which are unrelated to the number of shares outstanding. If the Reverse Split is effected and the market price of Seneca Common Stock declines, the percentage decline as an absolute number and as a percentage of the overall market capitalization of Seneca may be greater than would occur in the absence of a reverse stock split. Furthermore, the liquidity of Seneca Common Stock could be adversely affected by the reduced number of shares that would be outstanding after the Reverse Split.

Principal Effects of the Reverse Split

The amended and restated certificate of incorporation of Seneca effecting the Reverse Split is set forth in Annex D to this proxy statement/prospectus/information statement.

The Reverse Split will be effected simultaneously for all outstanding shares of Seneca Common Stock. The Reverse Split will affect all of Seneca’s stockholders uniformly and will not affect any stockholder’s percentage ownership interest in Seneca, except to the extent that the Reverse Split results in any of Seneca’s stockholders owning a fractional share. Shares of Seneca Common Stock issued pursuant to the Reverse Split will remain fully paid and nonassessable. The Reverse Split does not affect the total proportionate ownership of Seneca following the Merger. The Reverse Split will not affect Seneca continuing to be subject to the periodic reporting requirements of the Exchange Act.

Procedure for Effecting the Reverse Split and Exchange of Stock Certificates

If Seneca’s common stockholders approve the amended and restated certificate of incorporation of Seneca effecting the Reverse Split, and if the Seneca Board and LBS Board still believe that a reverse stock split is in the best interests of the combined company, Seneca will file the amended and restated certificate of incorporation with the Secretary of State of the State of Delaware at such time as the Seneca Board and LBS Board have determined to be the appropriate split effective time. The Seneca Board may delay effecting the Reverse Split without resoliciting stockholder approval. Beginning at the split effective time, each certificate representing pre-split shares will be deemed for all corporate purposes to evidence ownership of post-split shares.

As soon as practicable after the split effective time, Seneca’s stockholders will be notified that the Reverse Split has been effected. Seneca expects that the Seneca transfer agent will act as exchange agent for purposes of implementing the exchange of stock certificates. Holders of pre-split shares will be asked to surrender to the exchange agent certificates representing pre-split shares held in certificated form in exchange for certificates representing post-split shares in accordance with the procedures to be set forth in a letter of transmittal to be sent by Seneca. No new certificates will be issued to a stockholder until such stockholder has surrendered such stockholder’s outstanding certificate(s) together with the properly completed and executed letter of transmittal to the exchange agent. Any pre-split shares submitted for transfer, whether pursuant to a sale or other disposition, or otherwise, will automatically be exchanged for post-split shares. Stockholders should not destroy any stock certificate(s) and should not submit any certificate(s) unless and until requested to do so.

Fractional Shares

No fractional shares will be issued in connection with the Reverse Split. Stockholders of record who otherwise would be entitled to receive fractional shares because they hold a number of pre-split shares not evenly divisible by the number of pre-split shares for which each post-split share is to be reclassified, will be entitled, upon surrender to the exchange agent of certificates representing such shares, to a cash payment in lieu thereof at a price equal to the fraction to which the stockholder would otherwise be entitled multiplied by the closing price of the common stock on Nasdaq on the date immediately preceding the split effective time. The ownership of a fractional interest will not give the holder thereof any voting, dividend, or other rights except to receive payment therefor as described herein.

By approving the amended and restated certificate of incorporation of Seneca effecting the Reverse Split, stockholders will be approving the combination of a whole number of shares of Seneca Common Stock not less than 5 and not greater than 12 into one share of Seneca Common Stock, with the actual ratio to be mutually agreed upon by Seneca and LBS prior to the effectiveness of the Merger.

Stockholders should be aware that, under the escheat laws of the various jurisdictions where stockholders reside, where Seneca is domiciled, and where the funds will be deposited, sums due for fractional interests that are not timely claimed after the effective date of the split may be required to be paid to the designated agent for each such jurisdiction, unless correspondence has been received by Seneca or the exchange agent concerning ownership of such funds within the time permitted in such jurisdiction. Thereafter, stockholders otherwise entitled to receive such funds will have to seek to obtain them directly from the state to which they were paid.

Potential Anti-Takeover Effect

Although the increased proportion of unissued authorized shares to issued shares could, under certain circumstances, have an anti-takeover effect, for example, by permitting issuances that would dilute the stock ownership of a person seeking to effect a change in the composition of the Seneca Board or contemplating a tender offer or other transaction for the combination of Seneca with another company, the Reverse Split proposal is not being proposed in response to any effort of which Seneca is aware to accumulate shares of Seneca Common Stock or obtain control of Seneca, other than in connection with the Merger, nor is it part of a plan by management to recommend a series of similar amendments to the Seneca Board and stockholders. Other than the proposals being submitted to Seneca’s common stockholders for their consideration at the Seneca virtual special meeting, the Seneca Board does not currently contemplate recommending the adoption of any other actions that could be construed to affect the ability of third parties to take over or change control of Seneca. For more information, please see the sections titled “Risk Factors—Risks related to ownership of Seneca’s Common Stock”, and “Description of Seneca Capital Stock—Anti-Takeover Effects of Provisions of Seneca’s Amended and Restated Certificate of Incorporation, Seneca’s Amended and Restated Bylaws and Delaware Law.”

Material U.S. Federal Income Tax Consequences of the Reverse Split

The following is a discussion of material U.S. federal income tax consequences of the Reverse Split that are applicable to Seneca U.S. Holders (which, for purposes of this discussion, has the same meaning as in the section titled “Agreements Related to the Merger—Contingent Value Rights Agreement—Material U.S. Federal Income Tax Consequences of the Receipt of CVRs”), but does not purport to be a complete analysis of all potential tax effects. This summary is based upon current provisions of the Code, existing Treasury regulations, judicial decisions, and published rulings and administrative pronouncements of the IRS, all in effect as of the date hereof and all of which are subject to differing interpretations or change. Any such change or differing interpretation, which may be retroactive, could alter the tax consequences to Seneca U.S. Holders as described in this summary.

This discussion applies only to Seneca U.S. Holders who hold their Seneca Common Stock as a “capital asset” within the meaning of Section 1221 of the Code, and does not address all U.S. federal income tax consequences relevant to a Seneca U.S. Holder. In addition, it does not address consequences relevant to Seneca U.S. Holders that are subject to particular U.S. or non-U.S. tax rules, including, without limitation to Seneca U.S. Holders that are:

•	brokers, dealers or traders in securities; banks; insurance companies; other financial institutions; mutual funds;

•	real estate investment trusts; regulated investment companies; tax-exempt organizations or governmental organizations;

•	pass-through entities such as partnerships, S corporations, disregarded entities for federal income tax purposes and limited liability companies (and investors therein);

•	persons who are not “United States persons” within the meaning of Section 7701(a)(30) of the Code;

•	stockholders who are subject to the alternative minimum tax provisions of the Code;

•	persons who hold their shares of Seneca Common Stock as part of a hedge, wash sale, synthetic security, conversion transaction, or other integrated transaction;

•	persons that have a functional currency other than the U.S. dollar; traders in securities who elect to apply a mark-to-market method of accounting;

•	persons who hold shares of Seneca Common Stock that may constitute “qualified small business stock” under Section 1202 of the Code or as “Section 1244 stock” for purposes of Section 1244 of the Code;

•	persons who elect to apply the provisions of Section 1400Z-2 to any gains realized in the Reverse Split;

•	persons who acquired their shares of Seneca Common Stock in a transaction subject to the gain rollover provisions of Section 1045 of the Code;

•	persons subject to special tax accounting rules as a result of any item of gross income with respect to Seneca Common Stock being taken into account in an “applicable financial statement” (as defined in the Code);

•	persons deemed to sell Seneca Common Stock under the constructive sale provisions of the Code;

•	persons who acquired their shares of Seneca Common Stock pursuant to the exercise of options or otherwise as compensation or through a tax-qualified retirement plan or through the exercise of a warrant or conversion rights under convertible instruments; and

•	certain expatriates or former citizens or long-term residents of the United States.

Seneca U.S. Holders subject to particular U.S. or non-U.S. tax rules that are described in this paragraph are urged to consult their own tax advisors regarding the consequences to them of the Reverse Split.

If an entity that is treated as a partnership for U.S. federal income tax purposes holds Seneca Common Stock, the U.S. federal income tax treatment of a partner in the partnership will generally depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. If you are a partnership or a partner of a partnership holding Seneca Common Stock or any other person not addressed by this discussion, you should consult your tax advisors regarding the tax consequences of the Reverse Split.

In addition, the following discussion does not address: (a) the tax consequences of transactions effectuated before, after or at the same time as the Reverse Split, whether or not they are in connection with the Reverse Split; (b) any U.S. federal non-income tax consequences of the Reverse Split, including estate, gift or other tax consequences; (c) any state, local or non-U.S. tax consequences of the Reverse Split; or (d) the Medicare contribution tax on net investment income. No ruling from the IRS or opinion of counsel, has been or will be requested in connection with the Reverse Split. Seneca U.S. Holders should be aware that the IRS could adopt a position which could be sustained by a court contrary to that set forth in this discussion.

Treatment of Seneca U.S. Holders in the Reverse Split

Seneca intends to treat the Reverse Split as a “recapitalization” for U.S. federal income tax purposes within the meaning of Section 368(a) of the Code. Assuming the Reverse Split qualifies as a recapitalization within the meaning of Section 368(a) of the Code, a Seneca U.S. Holder will not recognize gain or loss upon the Reverse Split, except with respect to cash received in lieu of a fractional share of Seneca Common Stock (which fractional share will be treated as received and then exchanged for such cash). A Seneca U.S. Holder’s aggregate tax basis in the shares of Seneca Common Stock received pursuant to the Reverse Split will equal the aggregate tax basis of the shares of the Seneca Common Stock surrendered (excluding any portion of such basis that is allocated to any fractional share of Seneca Common Stock), and such Seneca U.S. Holder’s holding period in the shares of Seneca Common Stock received will include the holding period in the shares of Seneca Common Stock surrendered. Treasury Regulations provide detailed rules for allocating the tax basis and holding period of the shares of Seneca Common Stock surrendered to the shares of Seneca Common Stock received in a recapitalization pursuant to the Reverse Split. U.S. holders of shares of Seneca Common Stock acquired on different dates and at different prices should consult their tax advisors regarding the allocation of the tax basis and holding period of such shares.

This discussion assumes that the distribution of CVRs to Seneca U.S. Holders will be treated for U.S. federal income tax purposes as a transaction that is separate and distinct from the Reverse Split, however, it is possible that the IRS or a court could determine that the Reverse Split and the receipt of CVRs constitute a single “recapitalization” for U.S. federal income tax purposes. For a discussion of such treatment, please see the section titled “Agreements Related to the Merger—Contingent Value Rights Agreement—Material U.S. Federal Income Tax Consequences of the Receipt of CVRs—Alternative Treatment of the Receipt of CVRs and the Reverse Split as a Single Recapitalization” beginning on page 150 of this proxy statement/prospectus/information statement.

A Seneca U.S. Holder that receives cash in lieu of a fractional share of Seneca Common Stock pursuant to the Reverse Split will recognize capital gain or loss in an amount equal to the difference between the amount of cash received and the Seneca U.S. Holder’s tax basis in the shares of Seneca Common Stock surrendered that is allocated to such fractional share of Seneca Common Stock. Any such gain or loss generally will be long-term capital gain or loss if, as of the effective time of the Reverse Split, the Seneca U.S. Holder’s holding period for such fractional share exceeds one year. Long-term capital gains of certain non-corporate taxpayers, including individuals, are generally taxed at preferential rates. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding

If the Reverse Split qualifies as a recapitalization within the meaning of Section 368(a) of the Code, each Seneca U.S. Holder who receives shares of Seneca Common Stock in the Reverse Split is required to retain permanent records pertaining to the Reverse Split, and make such records available to any authorized IRS officers and employees. Such records should specifically include information regarding the amount, basis, and fair market value of all transferred property, and relevant facts regarding any liabilities assumed or extinguished as part of such reorganization. Seneca U.S. Holders who owned immediately before the Reverse Split at least five percent (by vote or value) of the total outstanding stock of Seneca are required to attach a statement to their tax returns for the year in which the Reverse Split is consummated that contains the information listed in Treasury Regulation Section 1.368-3(b). Such statement must include the Seneca U.S. Holder’s tax basis in such holder’s Seneca Common Stock surrendered in the Reverse Split, the fair market value of such stock, the date of the Reverse Split and the name and employer identification number of Seneca. Seneca U.S. Holders are urged to consult with their tax advisors to comply with these rules.

A Seneca U.S. Holder may be subject to information reporting and backup withholding for U.S. federal income tax purposes on cash paid in lieu of fractional shares in connection with the Reverse Split. Backup withholding will not apply, however, to a U.S. holder who (i) furnishes a correct taxpayer identification number and certifies the holder is not subject to backup withholding on IRS Form W-9 or a substantially similar form, or (ii) certifies the holder is otherwise exempt from backup withholding. If a U.S. holder does not provide a correct taxpayer identification number on IRS Form W-9 or other proper certification, the stockholder may be subject to penalties imposed by the IRS. Any amounts withheld under the backup withholding rules may be refunded or allowed as a credit against the federal income tax liability of a Seneca U.S. Holder, if any, provided the required information is timely furnished to the IRS. Seneca U.S. Holders should consult their tax advisors regarding their qualification for an exemption from backup withholding, the procedures for obtaining such an exemption, and in the event backup withholding is applied, to determine if any tax credit, tax refund or other tax benefit may be obtained.

The foregoing summary is of a general nature only and is not intended to be, and should not be construed to be, legal, business or tax advice to any particular Seneca U.S. Holder. This summary does not take into account your particular circumstances and does not address consequences that may be particular to you. Therefore, you should consult your tax advisor regarding the particular consequences of the Reverse Split to you.

Vote Required; Recommendation of the Seneca Board

The affirmative vote of holders of a majority of the shares of Seneca Common Stock outstanding on the record date for the Seneca virtual special meeting is required to approve Proposal No. 1. Abstentions will have the same effect as votes “AGAINST” this Proposal. It is anticipated that Proposal No. 1 will be a discretionary proposal considered routine under the rules of the NYSE, which generally controls the ability of brokers to vote or not vote shares held in street name on certain matters, and thus will not result in broker non-votes.

THE SENECA BOARD RECOMMENDS THAT SENECA’S COMMON STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 1 TO APPROVE THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF SENECA EFFECTING THE REVERSE SPLIT. THE APPROVAL OF EACH OF PROPOSAL NOS. 1 AND 2 IS REQUIRED TO CONSUMMATE THE MERGER.

PROPOSAL NO. 2:

APPROVAL OF (I) THE ISSUANCE OF SHARES OF SENECA COMMON STOCK PURSUANT TO THE MERGER AND PRE-MERGER FINANCING, AND (II) THE CHANGE OF CONTROL RESULTING FROM THE MERGER AND PRE-MERGER FINANCING

At the Seneca virtual special meeting, holders of Seneca Common Stock will be asked to approve (i) the issuance of shares of Seneca Common Stock pursuant to the Merger and Pre-Merger Financing, which will represent more than 20% of the shares of Seneca Common Stock outstanding immediately prior to the Merger, and (ii) the change of control resulting from the Merger and Pre-Merger Financing, pursuant to Nasdaq Listing Rules 5635(a) and 5635(b), respectively. Pursuant to the Merger Agreement, Seneca is valued at $34.65 million, subject to adjustment based upon the amount of Seneca net cash greater than $5.0 million (whereby each dollar over $5.0 million will be added to Seneca’s valuation) or below $4.5 million (whereby each dollar below $4.5 million will be deducted from Seneca’s valuation) and LBS is valued at $97.85 million (assuming a Pre-Merger Financing of $22.5 million). Immediately following the Merger and assuming Seneca holds between $4.5 million and $5.0 million of net cash at the closing of the Merger, the former LBS equity holders immediately before the Merger (including the investor in the Pre-Merger Financing) are expected to hold approximately 73.8% of the capital stock of Seneca outstanding immediately following the Merger and the equity holders of Seneca immediately before the Merger are expected to hold approximately 26.2% of the Seneca capital stock outstanding immediately following the Merger, in each case, as calculated on an adjusted fully diluted treasury stock method basis and after giving effect to the Pre-Merger Financing, but including 50% of the shares subject to the Equity Warrants (as defined below). Seneca will assume all outstanding warrants to purchase shares of LBS Common Stock and unexercised options to purchase shares of LBS Common Stock, and such warrants or options.

The terms of, reasons for and other aspects of the Merger Agreement, the Merger (including the Pre-Merger Financing), the issuance of Seneca Common Stock pursuant to the Merger Agreement and the change of control resulting from the Merger are described in detail in the other sections in this proxy statement/prospectus/information statement.

Vote Required; Recommendation of the Seneca Board

The affirmative vote of a majority of voting power of the shares present or represented by proxy at the Seneca virtual special meeting and entitled to vote on the subject matter is required to approve Proposal No. 2. Abstentions will have the same effect as votes “AGAINST” this Proposal. Broker non-votes will have no effect on the outcome of this proposal. It is anticipated that Proposal No. 2 will be a non-discretionary proposal considered non-routine under the rules of the NYSE, which generally controls the ability of brokers to vote or not vote shares held in street name on certain matters, and thus may result in broker non-votes.

THE SENECA BOARD RECOMMENDS THAT SENECA’S COMMON STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 2 TO APPROVE (I) THE ISSUANCE OF SHARES OF SENECA COMMON STOCK PURSUANT TO THE MERGER AND PRE-MERGER FINANCING, WHICH SHARES COLLECTIVELY WILL REPRESENT MORE THAN 20% OF THE SHARES OF SENECA COMMON STOCK OUTSTANDING IMMEDIATELY PRIOR TO THE MERGER, AND (II) THE CHANGE OF CONTROL RESULTING FROM THE MERGER AND PRE-MERGER FINANCING, PURSUANT TO NASDAQ LISTING RULES 5635(A) AND 5635(B), RESPECTIVELY. THE APPROVAL OF EACH OF PROPOSAL NOS. 1 AND 2 IS REQUIRED TO CONSUMMATE THE MERGER.

PROPOSAL NO. 3:

APPROVAL OF 2021 EQUITY INCENTIVE PLAN

In this Proposal No. 3, we are asking our stockholders to approve the Palisade Bio, Inc. 2021 Equity Incentive Plan, which we refer to herein as the “2021 Plan.” The Seneca Board approved the 2021 Plan on February 9, 2021, subject to stockholder approval at the virtual special meeting of stockholders. If stockholders approve this proposal, the 2021 Plan will become effective on the consummation of the Merger. If the 2021 Plan is not approved by the stockholders, it will not become effective and the LBS 2013 Employee, Director, and Consultant Equity Incentive Plan (the “2013 Plan”) and the Seneca 2019 Equity Incentive Plan (the “2019 Plan” and together with the 2013 Plan, the “Prior Plans”) will continue to be effective in accordance with their terms and the combined company may continue to make awards under such plans, subject to the limits thereunder. If the 2021 Plan is adopted, no awards will be granted under the Prior Plans following the closing of the Merger. The 2021 Plan is described in more detail below.

General Information

The purpose of the 2021 Plan is to provide a means whereby the combined company can secure and retain the services of employees, directors and consultants, to provide incentives for such persons to exert maximum efforts for the success of the combined company and its affiliates and to provide a means by which such persons may be given an opportunity to benefit from increases in value of the common stock through the granting of awards under the 2021 Plan.

Approval of the 2021 Plan by our stockholders is required, among other things, in order to comply with stock exchange rules requiring stockholder approval of equity compensation plans and allow the grant of incentive stock options under the 2021 Plan. If this Equity Incentive Plan Proposal is approved by our stockholders, the 2021 Plan will become effective as of the date of the closing of the Merger. In the event that our stockholders do not approve this proposal, the 2021 Plan will not become effective.

The combined company’s equity compensation program, as implemented under the 2021 Plan, will allow the combined company to be competitive with comparable companies in its industry by giving it the resources to attract and retain talented individuals to achieve its business objectives and build stockholder value. It is critical to the combined company’s long-term success that the interests of employees and other service providers are tied to its success as “owners” of the business. Approval of the 2021 Plan will allow the combined company to grant stock options and other equity awards at levels it determines to be appropriate in order to attract new employees and other service providers, retain existing employees and service providers and to provide incentives for such persons to exert maximum efforts for the combined company’s success and ultimately increase stockholder value. The 2021 Plan allows the combined company to utilize a broad array of equity incentives with flexibility in designing equity incentives, including traditional stock option grants, stock appreciation rights, restricted stock awards, restricted stock unit awards, other stock awards and performance awards to offer competitive equity compensation packages in order to retain and motivate the talent necessary for the combined company.

If the request to approve the 2021 Plan is approved by our stockholders, there will be approximately 9,015,500 shares, subject to adjustment for specified changes in the combined company’s capitalization, available for grant under the 2021 Plan as of the effective time of the closing of the Merger. In addition, as further described below under the section titled “Description of the Palisade Bio, Inc. 2021 Equity Incentive Plan—Authorized Shares,” the share reserve is subject to annual increases each January 1 of up to 4% of shares of the combined company Common Stock outstanding (or a lesser number determined by the combined company Board). The Seneca Board believes this pool size is necessary to provide sufficient reserved shares for a level of grants that will attract, retain, and motivate employees and other participants.

Description of the Palisade Bio, Inc. 2021 Equity Incentive Plan

A summary description of the material features of the 2021 Plan is set forth below. The following summary does not purport to be a complete description of all the provisions of the 2021 Plan and is qualified by reference to the 2021 Plan, the form of which is attached to this proxy statement/prospectus as Annex E and incorporated by reference in its entirety. Seneca stockholders should refer to the 2021 Plan for more complete and detailed information about the terms and conditions of the 2021 Plan.

Eligibility. Any individual who is an employee of the combined company or any of its affiliates, or any person who provides services to the combined company or its affiliates, including members of the combined company Board, is eligible to receive awards under the 2021 Plan at the discretion of the plan administrator. If this proposal is approved by the stockholders, all of the 11 combined company’s employees, directors and consultants (as of December 31, 2020) will be eligible to receive awards following the closing of the Merger.

Awards. The 2021 Plan provides for the grant of incentive stock options (“ISOs”), within the meaning of Section 422 of the Code to employees, including employees of any parent or subsidiary, and for the grant of nonstatutory stock options (“NSOs”), stock appreciation rights, restricted stock awards, restricted stock unit awards, performance awards and other forms of awards to employees, directors and consultants, including employees and consultants of the combined company’s affiliates.

Authorized Shares. Initially, the maximum number of shares of combined company Common Stock that may be issued under the 2021 Plan after it becomes effective will not exceed 9,015,500 shares of combined company Common Stock. In addition, the number of shares of combined company Common Stock reserved for issuance under the 2021 Plan will automatically increase on January 1 of each year, starting on January 1, 2022 through January 1, 2031, in an amount equal to (1)  4% of the total number of shares of combined company Common Stock outstanding on December 31 of the preceding year, or (2) a lesser number of shares of combined company Common Stock determined by the combined company Board prior to the date of the increase. The maximum number of shares of combined company Common Stock that may be issued on the exercise of ISOs under the 2021 Plan is 27,046,500 shares. As of February 8, 2021, the closing price of Seneca Common Stock as reported on The Nasdaq Capital Market was $1.73 per share.

Shares subject to stock awards granted under the 2021 Plan that expire or terminate without being exercised or otherwise issued in full or that are paid out in cash rather than in shares do not reduce the number of shares available for issuance under the 2021 Plan. Shares withheld under a stock award to satisfy the exercise, strike or purchase price of a stock award or to satisfy a tax withholding obligation do not reduce the number of shares available for issuance under the 2021 Plan. If any shares of combined company Common Stock issued pursuant to a stock award are forfeited back to or repurchased or reacquired by the combined company (1) because of the failure to vest, (2) to satisfy the exercise, strike or purchase price, or (3) to satisfy a tax withholding obligation in connection with an award, the shares that are forfeited or repurchased or reacquired will revert to and again become available for issuance under the 2021 Plan.

Non-Employee Director Compensation Limit. The aggregate value of all compensation granted or paid to any non-employee director with respect to any calendar year, including awards granted and cash fees paid to such non-employee director, will not exceed (1) $500,000 in total value or (2) if such non-employee director is first appointed or elected to the combined company Board during such calendar year, $500,000 in total value, in each case, calculating the value of any equity awards based on the grant date fair value of such equity awards for financial reporting purposes and excluding distributions from a deferred compensation program.

Plan Administration. The combined company Board, or a duly authorized committee thereof, will administer the 2021 Plan and is referred to as the “plan administrator” herein. The combined company Board may also delegate to one or more of the combined company’s officers the authority to (1) designate employees (other than officers) to receive specified stock awards and (2) determine the number of shares subject to such stock awards. Under the 2021 Plan, the combined company Board has the authority to determine award recipients, grant dates, the numbers and types of stock awards to be granted, the applicable fair market value, and the provisions of each stock award, including the period of exercisability and the vesting schedule applicable to a stock award.

Under the 2021 Plan, the combined company Board also generally has the authority to effect, without the approval of stockholders but with the consent of any materially adversely affected participant, (1) the reduction of the exercise, purchase, or strike price of any outstanding option or stock appreciation right; (2) the cancellation of any outstanding option or stock appreciation right and the grant in substitution therefore of other awards, cash, or other consideration; or (3) any other action that is treated as a repricing under generally accepted accounting principles.

Stock Options. ISOs and NSOs are granted under stock option agreements adopted by the plan administrator. The plan administrator determines the exercise price for stock options, within the terms and conditions of the 2021 Plan, provided that the exercise price of a stock option generally cannot be less than 100% of the fair market value of a share of combined company Common Stock on the date of grant. Options granted under the 2021 Plan vest at the rate specified in the stock option agreement as determined by the plan administrator.

The plan administrator determines the term of stock options granted under the 2021 Plan, up to a maximum of 10 years. Unless the terms of an optionholder’s stock option agreement provide otherwise or as otherwise provided by the plan administrator, if an optionholder’s service relationship with the combined company or any of the combined company’s affiliates ceases for any reason other than disability, death, or cause, the optionholder may generally exercise any vested options for a period of three months following the cessation of service. This period may be extended in the event that exercise of the option is prohibited by applicable securities laws. Unless the terms of an optionholder’s stock option agreement provide otherwise or as otherwise provided by the plan administrator, if an optionholder’s service relationship with the combined company or any of the combined company’s affiliates ceases due to death, or an optionholder dies within a certain period following cessation of service, the optionholder or a beneficiary may generally exercise any vested options for a period of 18 months following the date of death. Unless the terms of an optionholder’s stock option agreement provide otherwise or as otherwise provided by the plan administrator, if an optionholder’s service relationship with the combined company or any of the combined company’s affiliates ceases due to disability, the optionholder may generally exercise any vested options for a period of 12 months following the cessation of service. In the event of a termination for cause, options generally terminate upon the termination date. In no event may an option be exercised beyond the expiration of its term.

Acceptable consideration for the purchase of combined company Common Stock issued upon the exercise of a stock option will be determined by the plan administrator and may include (1) cash, check, bank draft or money order, (2) a broker-assisted cashless exercise, (3) the tender of shares of combined company Common Stock previously owned by the optionholder, (4) a net exercise of the option if it is an NSO or (5) other legal consideration approved by the plan administrator.

Unless the plan administrator provides otherwise, options and stock appreciation rights generally are not transferable except by will or the laws of descent and distribution. Subject to approval of the plan administrator or a duly authorized officer, an option may be transferred pursuant to a domestic relations order.

Tax Limitations on ISOs. The aggregate fair market value, determined at the time of grant, of combined company Common Stock with respect to ISOs that are exercisable for the first time by an award holder during any calendar year under all of the combined company’s stock plans may not exceed $100,000. Options or portions thereof that exceed such limit will generally be treated as NSOs. No ISO may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of the combined company’s total combined voting power or that of any of the combined company’s parent or subsidiary corporations unless (1) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant and (2) the term of the ISO does not exceed five years from the date of grant.

Restricted Stock Unit Awards. Restricted stock unit awards are granted under restricted stock unit award agreements adopted by the plan administrator. Restricted stock unit awards may be granted in consideration for any form of legal consideration that may be acceptable to the plan administrator and permissible under applicable law. A restricted stock unit award may be settled by cash, delivery of shares of combined company Common Stock, a combination of cash and shares of combined company Common Stock as determined by the plan administrator, or in any other form of consideration set forth in the restricted stock unit award agreement. Additionally, dividend equivalents may be credited in respect of shares covered by a restricted stock unit award. Except as otherwise provided in the applicable award agreement or by the plan administrator, restricted stock unit awards that have not vested will be forfeited once the participant’s continuous service ends for any reason.

Restricted Stock Awards. Restricted stock awards are granted under restricted stock award agreements adopted by the plan administrator. A restricted stock award may be awarded in consideration for cash, check, bank draft or money order, services to us, or any other form of legal consideration that may be acceptable to the plan administrator and permissible under applicable law. The plan administrator determines the terms and conditions of restricted stock awards, including vesting and forfeiture terms. If a participant’s service relationship with the combined company ends for any reason, the combined company may receive any or all of the shares of combined company Common Stock held by the participant that have not vested as of the date the participant terminates service with the combined company through a forfeiture condition or a repurchase right.

Stock Appreciation Rights. Stock appreciation rights are granted under stock appreciation right agreements adopted by the plan administrator. The plan administrator determines the strike price for a stock appreciation right, which generally cannot be less than 100% of the fair market value of combined company Common Stock on the date of grant. A stock appreciation right granted under the 2021 Plan vests at the rate specified in the stock appreciation right agreement as determined by the plan administrator. Stock appreciation rights may be settled in cash or shares of combined company Common Stock or in any other form of payment, as determined by the plan administrator and specified in the stock appreciation right agreement.

The plan administrator determines the term of stock appreciation rights granted under the 2021 Plan, up to a maximum of 10 years. Unless the terms of a participant’s stock appreciation rights agreement provide otherwise or as otherwise provided by the plan administrator, if a participant’s service relationship with the combined company or any of its affiliates ceases for any reason other than cause, disability, or death, the participant may generally exercise any vested stock appreciation right for a period of three months following the cessation of service. This period may be further extended in the event that exercise of the stock appreciation right following such a termination of service is prohibited by applicable securities laws. Unless the terms of a participant’s stock appreciation rights agreement provide otherwise or as otherwise provided by the plan administrator, if a participant’s service relationship with the combined company or any of its affiliates, ceases due to disability or death, or a participant dies within a certain period following cessation of service, the participant or a beneficiary may generally exercise any vested stock appreciation right for a period of 12 months in the event of disability and 18 months in the event of death. In the event of a termination for cause, stock appreciation rights generally terminate immediately upon the occurrence of the event giving rise to the termination of the individual for cause. In no event may a stock appreciation right be exercised beyond the expiration of its term.

Performance Awards. The 2021 Plan permits the grant of performance awards that may be settled in stock, cash or other property. Performance awards may be structured so that the stock or cash will be issued or paid only following the achievement of certain pre-established performance goals during a designated performance period. Performance awards that are settled in cash or other property are not required to be valued in whole or in part by reference to, or otherwise based on, combined company Common Stock.

The performance goals may be based on any measure of performance selected by the plan administrator. The performance goals may be based on company-wide performance or performance of one or more business units, divisions, affiliates, or business segments, and may be either absolute or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. Unless specified otherwise by the plan administrator when the performance award is granted, the plan administrator will appropriately make adjustments in the method of calculating the attainment of performance goals as follows: (1) to exclude restructuring and/or other nonrecurring charges; (2) to exclude exchange rate effects; (3) to exclude the effects of changes to generally accepted accounting principles; (4) to exclude the effects of any statutory adjustments to corporate tax rates; (5) to exclude the effects of items that are “unusual” in nature or occur “infrequently” as determined under generally accepted accounting principles; (6) to exclude the dilutive effects of acquisitions or joint ventures; (7) to assume that any portion of the combined company’s business which is divested achieved performance objectives at targeted levels during the balance of a performance period following such divestiture; (8) to exclude the effect of any change in the outstanding shares of combined company Common Stock by reason of any stock dividend or split, stock repurchase, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of shares or other similar corporate change, or any distributions to common stockholders other than regular cash dividends; (9) to exclude the effects of stock based compensation and the award of bonuses under the combined company’s bonus plans; (10) to exclude costs incurred in connection with potential acquisitions or divestitures that are required to be expensed under generally accepted accounting principles; and (11) to exclude the goodwill and intangible asset impairment charges that are required to be recorded under generally accepted accounting principles. In addition, the Board may establish or provide for other adjustment items in the award agreement at the time the award is granted or in such other document setting forth the performance goals at the time the performance goals are established.

Other Stock Awards. The plan administrator may grant other awards based in whole or in part by reference to combined company Common Stock. The plan administrator will set the number of shares under the stock award (or cash equivalent) and all other terms and conditions of such awards.

Changes to Capital Structure. In the event there is a specified type of change in the capital structure of the combined company, such as a stock split, reverse stock split, or recapitalization, appropriate adjustments will be made to (1) the class and maximum number of shares reserved for issuance under the 2021 Plan, (2) the class of shares by which the share reserve may increase automatically each year, (3) the class and maximum number of shares that may be issued on the exercise of ISOs and (4) the class and number of shares and exercise price, strike price, or purchase price, if applicable, of all outstanding stock awards.

Corporate Transactions. The following applies to stock awards under the 2021 Plan in the event of a corporate transaction (as defined in the 2021 Plan), unless otherwise provided in a participant’s stock award agreement or other written agreement with the combined company or one of its affiliates or unless otherwise expressly provided by the plan administrator at the time of grant.

In the event of a corporate transaction, any stock awards outstanding under the 2021 Plan may be assumed, continued or substituted for by any surviving or acquiring corporation (or its parent company), and any reacquisition or repurchase rights held by the combined company with respect to the stock award may be assigned to the combined company’s successor (or its parent company). If the surviving or acquiring corporation (or its parent company) does not assume, continue or substitute for such stock awards, then (i) with respect to any such stock awards that are held by participants whose continuous service has not terminated prior to the effective time of the corporate transaction, or current participants, the vesting (and exercisability, if applicable) of such stock awards will be accelerated in full (or, in the case of performance awards with multiple vesting levels depending on the level of performance, vesting will accelerate at 100% of the target level) to a date prior to the effective time of the corporate transaction (contingent upon the effectiveness of the corporate transaction), and such stock awards will terminate if not exercised (if applicable) at or prior to the effective time of the corporate transaction, and any reacquisition or repurchase rights held by the combined company with respect to such stock awards will lapse (contingent upon the effectiveness of the corporate transaction), and (ii) any such stock awards that are held by persons other than current participants will terminate if not exercised (if applicable) prior to the effective time of the corporate transaction, except that any reacquisition or repurchase rights held by the combined company with respect to such stock awards will not terminate and may continue to be exercised notwithstanding the corporate transaction.

In the event a stock award will terminate if not exercised prior to the effective time of a corporate transaction, the plan administrator may provide, in its sole discretion, that the holder of such stock award may not exercise such stock award but instead will receive a payment equal in value to the excess (if any) of (i) the per share amount payable to holders of combined company Common Stock in connection with the corporate transaction, over (ii) any per share exercise price payable by such holder, if applicable.

Plan Amendment or Termination. The combined company Board has the authority to amend, suspend, or terminate the 2021 Plan at any time, provided that such action does not materially impair the existing rights of any participant without such participant’s written consent. Certain material amendments also require approval of the combined company’s stockholders. No ISOs may be granted after the tenth anniversary of the date the Seneca Board adopts the 2021 Plan. No stock awards may be granted under the 2021 Plan while it is suspended or after it is terminated.

U.S. Federal Income Tax Consequences

The following is a summary of the principal U.S. federal income tax consequences to participants and the combined company with respect to participation in the 2021 Plan, which will not become effective until the date of the closing of the Merger. No awards will be issued under the 2021 Plan prior to the date of the closing of the Merger. This summary is not intended to be exhaustive and does not discuss the income tax laws of any local, state or foreign jurisdiction in which a participant may reside. The information is based upon current U.S. federal income tax rules and therefore is subject to change when those rules change. Because the tax consequences to any participant may depend on his or her particular situation, each participant should consult the participant’s tax adviser regarding the federal, state, local and other tax consequences of the grant or exercise of an award or the disposition of stock acquired the 2021 Plan. The 2021 Plan is not qualified under the provisions of Section 401(a) of the Code and is not subject to any of the provisions of the Employee Retirement Income Security Act of 1974, as amended. The combined company’s ability to realize the benefit of any tax deductions described below depends on the combined company’s generation of taxable income as well as the requirement of reasonableness and the satisfaction of the combined company’s tax reporting obligations.

Nonstatutory Stock Options. Generally, there is no taxation upon the grant of a NSO. Upon exercise, a participant will recognize ordinary income equal to the excess, if any, of the fair market value of the underlying stock on the date of exercise of the stock option over the exercise price. If the participant is employed by the combined company or one of its affiliates, that income will be subject to withholding taxes. The participant’s tax basis in those shares will be equal to their fair market value on the date of exercise of the stock option, and the participant’s capital gain holding period for those shares will begin on the day after they are transferred to the participant. Subject to the requirement of reasonableness, the deduction limits under Section 162(m) of the Code and the satisfaction of a tax reporting obligation, the combined company will generally be entitled to a tax deduction equal to the taxable ordinary income realized by the participant.

Incentive Stock Options. The 2021 Plan provides for the grant of stock options that are intended to qualify as “incentive stock options,” as defined in Section 422 of the Code. Under the Code, a participant generally is not subject to ordinary income tax upon the grant or exercise of an ISO. If the participant holds a share received upon exercise of an ISO for more than two years from the date the stock option was granted and more than one year from the date the stock option was exercised, which is referred to as the required holding period, the difference, if any, between the amount realized on a sale or other taxable disposition of that share and the participant’s tax basis in that share will be long-term capital gain or loss. If, however, a participant disposes of a share acquired upon exercise of an ISO before the end of the required holding period, which is referred to as a disqualifying disposition, the participant generally will recognize ordinary income in the year of the disqualifying disposition equal to the excess, if any, of the fair market value of the share on the date of exercise of the stock option over the exercise price. However, if the sales proceeds are less than the fair market value of the share on the date of exercise of the stock option, the amount of ordinary income recognized by the participant will not exceed the gain, if any, realized on the sale. If the amount realized on a disqualifying disposition exceeds the fair market value of the share on the date of exercise of the stock option, that excess will be short-term or long-term capital gain, depending on whether the holding period for the share exceeds one year. For purposes of the alternative minimum tax, the amount by which the fair market value of a share of stock acquired upon exercise of an ISO exceeds the exercise price of the stock option generally will be an adjustment included in the participant’s alternative minimum taxable income for the year in which the stock option is exercised. If, however, there is a disqualifying disposition of the share in the year in which the stock option is exercised, there will be no adjustment for alternative minimum tax purposes with respect to that share. In computing alternative minimum taxable income, the tax basis of a share acquired upon exercise of an ISO is increased by the amount of the adjustment taken into account with respect to that share for alternative minimum tax purposes in the year the stock option is exercised. The combined company is not allowed a tax deduction with respect to the grant or exercise of an ISO or the disposition of a share acquired upon exercise of an ISO after the required holding period. If there is a disqualifying disposition of a share, however, the combined company will generally be entitled to a tax deduction equal to the taxable ordinary income realized by the participant, subject to the requirement of reasonableness, the deduction limits under Section 162(m) of the Code and provided that either the employee includes that amount in income or the combined company timely satisfies its reporting requirements with respect to that amount.

Restricted Stock Awards. Generally, the recipient of a restricted stock award will recognize ordinary income at the time the stock is received equal to the excess, if any, of the fair market value of the stock received over any amount paid by the recipient in exchange for the stock. If, however, the stock is subject to restrictions constituting a substantial risk of forfeiture when it is received (for example, if the employee is required to work for a period of time in order to have the right to transfer or sell the stock), the recipient generally will not recognize income until the restrictions constituting a substantial risk of forfeiture lapse, at which time the recipient will recognize ordinary income equal to the excess, if any, of the fair market value of the stock on the date it becomes vested over any amount paid by the recipient in exchange for the stock. A recipient may, however, file an election with the Internal Revenue Service, within 30 days following the date of grant, to recognize ordinary income, as of the date of grant, equal to the excess, if any, of the fair market value of the stock on the date the award is granted over any amount paid by the recipient for the stock. The recipient’s basis for the determination of gain or loss upon the subsequent disposition of shares acquired from a restricted stock award will be the amount paid for such shares plus any ordinary income recognized either when the stock is received or when the restrictions constituting a substantial risk of forfeiture lapse. Subject to the requirement of reasonableness, the deduction limits under Section 162(m) of the Code and the satisfaction of a tax reporting obligation, the combined company will generally be entitled to a tax deduction equal to the taxable ordinary income realized by the recipient of the restricted stock award.

Restricted Stock Unit Awards. Generally, the recipient of a restricted stock unit award will generally recognize ordinary income at the time the stock is delivered equal to the excess, if any, of (i) the fair market value of the stock received over any amount paid by the recipient in exchange for the stock or (ii) the amount of cash paid to the participant. The recipient’s basis for the determination of gain or loss upon the subsequent disposition of shares acquired from a restricted stock unit award will be the amount paid for such shares plus any ordinary income recognized when the stock is delivered, and the participant’s capital gain holding period for those shares will begin on the day after they are transferred to the participant. Subject to the requirement of reasonableness, the deduction limits under Section 162(m) of the Code and the satisfaction of a tax reporting obligation, the combined company will generally be entitled to a tax deduction equal to the taxable ordinary income realized by the recipient of the restricted stock unit award.

Stock Appreciation Rights. Generally, the recipient of a stock appreciation right will recognize ordinary income equal to the fair market value of the stock or cash received upon such exercise. Subject to the requirement of reasonableness, the deduction limits under Section 162(m) of the Code and the satisfaction of a tax reporting obligation, the combined company will generally be entitled to a tax deduction equal to the taxable ordinary income realized by the recipient of the stock appreciation right.

Tax Consequences to the combined company

Compensation of Covered Employees. The ability of the combined company to obtain a deduction for amounts paid under the 2021 Plan could be limited by Section 162(m) of the Code. Section 162(m) of the Code limits the combined company’s ability to deduct compensation, for U.S. federal income tax purposes, paid during any year to a “covered employee” (within the meaning of Section 162(m) of the Code) in excess of $1 million.

Golden Parachute Payments. The ability of the combined company (or the ability of one of its subsidiaries) to obtain a deduction for future payments under the 2021 Plan could also be limited by the golden parachute rules of Section 280G of the Code, which prevent the deductibility of certain “excess parachute payments” made in connection with a change in control of an employer-corporation.

New Plan Benefits

The awards, if any, that will be made to eligible persons under the 2021 Plan are subject to the discretion of the compensation committee of the combined company Board. Therefore, Seneca cannot currently determine the benefits or number of shares subject to awards that may be granted in the future and a new plan benefits table is thus not provided.

Vote Required for Approval

The affirmative vote of a majority of voting power of the shares present or represented by proxy at the Seneca virtual special meeting and entitled to vote on the subject matter is required to approve Proposal No. 3. Abstentions will have the same effect as votes “AGAINST” this Proposal. Broker non-votes will have no effect on the outcome of this proposal. It is anticipated that Proposal No. 3 will be a non-discretionary proposal considered non-routine under the rules of the NYSE, which generally controls the ability of brokers to vote or not vote shares held in street name on certain matters, and thus may result in broker non-votes.

Recommendation of Seneca’s Board of Directors

the seneca board RECOMMENDS THAT STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE EQUITY INCENTIVE PLAN PROPOSAL.

PROPOSAL NO. 4:

APPROVAL OF 2021 EMPLOYEE STOCK PURCHASE PLAN

Overview

In this Proposal No. 4, Seneca is asking our stockholders to approve the Palisade Bio, Inc. 2021 Employee Stock Purchase Plan, which we refer to herein as the “ESPP.” The Seneca Board approved the ESPP on  February 9, 2021, subject to stockholder approval at the virtual special meeting of stockholders. If stockholders approve this proposal, the ESPP will become effective on the consummation of the Merger. If the ESPP is not approved by the stockholders, it will not become effective. The ESPP is described in more detail below.

The purpose of the ESPP is to provide a means whereby the combined company can align the long-term financial interests of its employees with the financial interests of its stockholders. In addition, the board of directors believes that the ability to allow its employees to purchase shares of combined company Common Stock will help the combined company to attract, retain, and motivate employees and encourages them to devote their best efforts to the combined company’s business and financial success. Approval of the ESPP by Seneca stockholders will allow the combined company to provide its employees with the opportunity to acquire an ownership interest in the combined company through their participation in the ESPP, thereby encouraging them to remain in service and more closely aligning their interests with those of combined company’s stockholders.

Description of the ESPP

The material features of the ESPP are described below. The following description of the ESPP is a summary only. This summary is not a complete statement of the ESPP and is qualified in its entirety by reference to the complete text of the ESPP, a copy of which is attached hereto as Annex F. Seneca stockholders should refer to the ESPP for more complete and detailed information about the terms and conditions of the ESPP.

Purpose. The purpose of the ESPP is to provide a means by which eligible employees of combined company and certain designated companies may be given an opportunity to purchase shares of combined company Common Stock following the closing of the Merger, to assist combined company in retaining the services of eligible employees, to secure and retain the services of new employees and to provide incentives for such persons to exert maximum efforts for the combined company’s success.

The Plan includes two components: a 423 Component and a Non-423 Component. The Company intends that the 423 Component will qualify as options issued under an “employee stock purchase plan” as that term is defined in Section 423(b) of the Code. Except as otherwise provided in the ESPP or determined by the combined company Board, the Non-423 Component will operate and be administered in the same manner as the 423 Component.

Share Reserve. The maximum number of shares of combined company Common Stock that may be issued under the ESPP is 693,500 shares. Additionally, the number of shares of combined company Common Stock reserved for issuance under the ESPP will automatically increase on January 1st of each year, beginning on January 1, 2022 and continuing through and including January 1, 2030, by the lesser of (1) 1% of the total number of shares of combined company Common Stock outstanding on December 31st of the preceding calendar year, (2) 2,080,500 shares of combined company Common Stock, or (3) such lesser number of shares of combined company Common Stock as determined by the combined company Board. Shares subject to purchase rights granted under the ESPP that terminate without having been exercised in full will not reduce the number of shares available for issuance under the ESPP. As of February 8, 2021, the closing price of Seneca Common Stock as reported on The Nasdaq Capital Market was $1.73 per share.

Administration. The combined company Board, or a duly authorized committee thereof, will administer the ESPP.

Limitations. Combined company employees and the employees of any of its designated affiliates, will be eligible to participate in the ESPP, provided they may have to satisfy one or more of the following service requirements before participating in the ESPP, as determined by the administrator: (1) customary employment with the combined company or one of its affiliates for more than 20 hours per week and five or more months per calendar year or (2) continuous employment with the combined company or one of its affiliates for a minimum period of time, not to exceed two years, prior to the first date of an offering. In addition, the combined company Board may also exclude from participation in the ESPP or any offering, employees who are “highly compensated employees” (within the meaning of Section 423(b)(4)(D) of the Code) or a subset of such highly compensated employees. If this proposal is approved by the stockholders, all the 11 employees of the combined company and its related corporations (as of December 31, 2020) will be eligible to participate in the ESPP following the closing of the Merger. An employee may not be granted rights to purchase stock under the ESPP (a) if such employee immediately after the grant would own stock possessing 5% or more of the total combined voting power or value of all classes of combined company stock or (b) to the extent that such rights would accrue at a rate that exceeds $25,000 worth of combined company stock for each calendar year that the rights remain outstanding.

The ESPP is intended to qualify as an employee stock purchase plan under Section 423 of the Code. The administrator may specify offerings with a duration of not more than 27 months, and may specify one or more shorter purchase periods within each offering. Each offering will have one or more purchase dates on which shares of combined company Common Stock will be purchased for the employees who are participating in the offering. The administrator, in its discretion, will determine the terms of offerings under the ESPP. The administrator has the discretion to structure an offering so that if the fair market value of a share of combined company stock on any purchase date during the offering period is less than or equal to the fair market value of a share of combined company stock on the first day of the offering period, then that offering will terminate immediately, and the participants in such terminated offering will be automatically enrolled in a new offering that begins immediately after such purchase date.

A participant may not transfer purchase rights under the ESPP other than by will, the laws of descent and distribution, or as otherwise provided under the ESPP.

Payroll Deductions. The ESPP permits participants to purchase shares of combined company Common Stock through payroll deductions of up to 15% of their earnings. Unless otherwise determined by the administrator, the purchase price of the shares will be 85% of the lower of the fair market value of combined company Common Stock on the first day of an offering or on the date of purchase. Participants may end their participation at any time during an offering and will be paid their accrued contributions that have not yet been used to purchase shares, without interest. Participation ends automatically upon termination of employment with the combined company and its related corporations.

Withdrawal. Participants may withdraw from an offering by delivering a withdrawal form to the combined company and terminating their contributions. Such withdrawal may be elected at any time prior to the end of an offering, except as otherwise provided by the Plan Administrator. Upon such withdrawal, the combined company will distribute to the employee his or her accumulated but unused contributions without interest, and such employee’s right to participate in that offering will terminate. However, an employee’s withdrawal from an offering does not affect such employee’s eligibility to participate in any other offerings under the ESPP.

Termination of Employment. A participant’s rights under any offering under the ESPP will terminate immediately if the participant either (i) is no longer employed by the combined company or any of its parent or subsidiary companies (subject to any post-employment participation period required by law) or (ii) is otherwise no longer eligible to participate. In such event, the combined company will distribute to the participant his or her accumulated but unused contributions, without interest.

Corporate Transactions. In the event of certain specified significant corporate transactions, such as a merger or change in control, a successor corporation may assume, continue, or substitute each outstanding purchase right. If the successor corporation does not assume, continue, or substitute for the outstanding purchase rights, the offering in progress will be shortened and a new purchase date will be set. The participants’ purchase rights will be exercised on the new purchase date and such purchase rights will terminate immediately thereafter.

Amendment and Termination. The combined company Board has the authority to amend, suspend, or terminate the ESPP, at any time and for any reason, provided certain types of amendments will require the approval of the combined company stockholders. Any benefits, privileges, entitlements and obligations under any outstanding purchase rights granted before an amendment, suspension or termination of the Plan will not be materially impaired by any such amendment, suspension or termination except (i) with the consent of the person to whom such purchase rights were granted, (ii) as necessary to facilitate compliance with any laws, listing requirements, or governmental regulations, or (iii) as necessary to obtain or maintain favorable tax, listing, or regulatory treatment. The ESPP will remain in effect until terminated by the combined company Board in accordance with the terms of the ESPP.

U.S. Federal Income Tax Consequences

The following is a summary of the principal U.S. federal income tax consequences to participants and the combined company with respect to participation in the ESPP. This summary is not intended to be exhaustive and does not discuss the income tax laws of any local, state or foreign jurisdiction in which a participant may reside. The information is based upon current U.S. federal income tax rules and therefore is subject to change when those rules change. Because the tax consequences to any participant may depend on his or her particular situation, each participant should consult the participant’s tax adviser regarding the federal, state, local, and other tax consequences of the grant or exercise of a purchase right or the sale or other disposition of combined company Common Stock acquired under the ESPP. The ESPP is not qualified under the provisions of Section 401(a) of the Code and is not subject to any of the provisions of the Employee Retirement Income Security Act of 1974, as amended.

423 Component of the ESPP

Rights granted under the 423 Component of the ESPP are intended to qualify for favorable U.S. federal income tax treatment associated with rights granted under an employee stock purchase plan which qualifies under the provisions of Section 423 of the Code.

A participant will be taxed on amounts withheld for the purchase of shares of combined company Common Stock as if such amounts were actually received. Otherwise, no income will be taxable to a participant as a result of the granting or exercise of a purchase right until a sale or other disposition of the acquired shares. The taxation upon such sale or other disposition will depend upon the holding period of the acquired shares.

If the shares are sold or otherwise disposed of more than two years after the beginning of the offering period and more than one year after the shares are transferred to the participant, then the lesser of the following will be treated as ordinary income: (i) the excess of the fair market value of the shares at the time of such sale or other disposition over the purchase price; or (ii) the excess of the fair market value of the shares as of the beginning of the offering period over the purchase price (determined as of the beginning of the offering period). Any further gain or any loss will be taxed as a long-term capital gain or loss.

If the shares are sold or otherwise disposed of before the expiration of either of the holding periods described above, then the excess of the fair market value of the shares on the purchase date over the purchase price will be treated as ordinary income at the time of such sale or other disposition. The balance of any gain will be treated as capital gain. Even if the shares are later sold or otherwise disposed of for less than their fair market value on the purchase date, the same amount of ordinary income is attributed to the participant, and a capital loss is recognized equal to the difference between the sales price and the fair market value of the shares on such purchase date. Any capital gain or loss will be short-term or long-term, depending on how long the shares have been held.

Non-423 Component

A participant will be taxed on amounts withheld for the purchase of shares of combined company Common Stock as if such amounts were actually received. Under the Non-423 Component, a participant will recognize ordinary income equal to the excess, if any, of the fair market value of the underlying stock on the date of exercise of the purchase right over the purchase price. If the participant is employed by the combined company or one of its affiliates, that income will be subject to withholding taxes. The participant’s tax basis in those shares will be equal to their fair market value on the date of exercise of the purchase right, and the participant’s capital gain holding period for those shares will begin on the day after they are transferred to the participant.

There are no U.S. federal income tax consequences to the combined company by reason of the grant or exercise of rights under the ESPP. The combined company is entitled to a deduction to the extent amounts are taxed as ordinary income to a participant for shares sold or otherwise disposed of before the expiration of the holding periods described above (subject to the requirement of reasonableness, the deduction limits under Section 162(m) of the Code and the satisfaction of tax reporting obligations).

New Plan Benefits

Participation in the ESPP is voluntary and each eligible employee will make his or her own decision regarding whether and to what extent to participate in the ESPP. Therefore, Seneca cannot currently determine the benefits or number of shares subject to purchase rights and a new plan benefits table is thus not provided.

Vote Required for Approval

The affirmative vote of a majority of voting power of the shares present or represented by proxy at the Seneca virtual special meeting and entitled to vote on the subject matter is required to approve Proposal No. 4. Abstentions will have the same effect as votes “AGAINST” this Proposal. Broker non-votes will have no effect on the outcome of this proposal. It is anticipated that Proposal No. 4 will be a non-discretionary proposal considered non-routine under the rules of the NYSE, which generally controls the ability of brokers to vote or not vote shares held in street name on certain matters, and thus may result in broker non-votes.

Recommendation of Seneca’s Board of Directors

THE SENECA BOARD RECOMMENDS THAT STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE EMPLOYEE STOCK PURCHASE PLAN PROPOSAL.

PROPOSAL NO. 5:

APPROVAL OF CHANGE OF CONTROL PAYMENTS

Section 14A of the Exchange Act and Rule 14a-21(c) under the Exchange Act require that Seneca seek a non-binding advisory vote from its stockholders to approve the compensation that will be paid or may become payable to Seneca’s named executive officers in connection with the Merger. For further information, see the section titled “The Merger—Interests of the Seneca Directors and Executive Officers in the Merger—Merger Related Executive Compensation Arrangements” beginning on page 109 of this proxy statement/prospectus/consent solicitation statement. As required by these provisions, Seneca is asking its stockholders to vote on the adoption of the following resolution:

“RESOLVED, that the compensation that will be paid or may become payable to Seneca’s named executive officers in connection with the merger, as disclosed in the section entitled “Merger Related Executive Compensation Arrangements” pursuant to Item 402(t) of Regulation S-K, including the associated narrative discussion, and the agreements or understandings pursuant to which such compensation will be paid or may become payable, are hereby APPROVED.”

As this vote is advisory, it will not be binding upon the Seneca Board or compensation committee and neither the Seneca Board nor the compensation committee will be required to take any action as a result of the outcome of this vote. Approval of this proposal is not a condition to completion of the Merger. The vote with respect to this proposal is an advisory vote and will not be binding on Seneca or LBS. Therefore, regardless of whether Seneca stockholders approve this proposal, if the Merger is approved by the Seneca stockholders and LBS stockholders and is completed, the merger-related compensation will still be paid to such named executive officers to the extent payable in accordance with the terms of such compensation contracts and arrangements.

The affirmative vote of a majority of voting power of the shares present or represented by proxy at the Seneca virtual special meeting and entitled to vote on the subject matter is required to approve Proposal No. 5. Abstentions will have the same effect as votes “AGAINST” this Proposal. Broker non-votes will have no effect on the outcome of this proposal. It is anticipated that Proposal No. 5 will be a non-discretionary proposal considered non-routine under the rules of the NYSE, which generally controls the ability of brokers to vote or not vote shares held in street name on certain matters, and thus may result in broker non-votes.

THE SENECA BOARD RECOMMENDS THAT SENECA’S COMMON STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 5.

PROPOSAL NO. 6:

APPROVAL OF POSSIBLE ADJOURNMENT OF THE SENECA VIRTUAL SPECIAL MEETING

If Seneca fails to receive a sufficient number of votes to approve Proposal Nos. 1, 2, 3, 4 or 5, Seneca may propose to postpone or adjourn the Seneca virtual special meeting, for a period of not more than 20 days, for the purpose of soliciting additional proxies to approve Proposal Nos. 1, 2, 3, 4 or 5. Seneca currently does not intend to propose postponement or adjournment at the Seneca virtual special meeting if there are sufficient votes to approve Proposal Nos. 1, 2, 3, 4 or 5.

The affirmative vote of a majority of voting power of the shares present or represented by proxy at the Seneca virtual special meeting and entitled to vote on the subject matter is required to approve Proposal No. 6. Abstentions will have the same effect as votes “AGAINST” this Proposal. Broker non-votes will have no effect on the outcome of this Proposal. It is anticipated that Proposal No. 6 will be a discretionary proposal considered routine under the rules of the NYSE, which generally controls the ability of brokers to vote or not vote shares held in street name on certain matters, and thus will not result in broker non-votes.

THE SENECA BOARD RECOMMENDS THAT SENECA’S COMMON STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 6 TO POSTPONE OR ADJOURN THE SENECA VIRTUAL SPECIAL MEETING, IF NECESSARY, TO SOLICIT ADDITIONAL PROXIES IF THERE ARE NOT SUFFICIENT VOTES IN FAVOR OF PROPOSAL NOS. 1, 2, 3, 4 or 5. THE APPROVAL OF EACH OF PROPOSAL NOS. 1 AND 2 IS REQUIRED TO CONSUMMATE THE MERGER.

DESCRIPTION OF SENECA’S BUSINESS

Overview

Historically, Seneca has been primarily focused on the research and development of nervous system therapies based on our proprietary human neural stem cells and its small molecule compounds with the ultimate goal of gaining approval from the “FDA”, and its international counterparts, to market and commercialize such therapies. In early 2019 we commenced a strategic assessment of our clinical programs to determinate how to maximize shareholder value. As a result, Seneca subsequently initiated an:

•	in-licensing and acquisition strategy in which it is evaluating novel therapeutics that could benefit from our development experience with the goal of developing such technologies for commercialization; and

•	out-licensing strategy to find partners to acquire or license NSI-566 and NSI-189.

In-licensing and Acquisition Strategy

In early 2019, Seneca engaged Hibiscus and initiated an in-licensing and/or acquisition strategy to expand its product pipeline. Seneca’s in-licensing strategy consists of evaluating novel therapeutics that could be synergistic to it with the goal of developing such candidates for commercialization. Seneca believe that this element of our corporate strategy could provide new opportunities for product development and diversify risks inherent in focusing on a limited product portfolio and therapeutic areas, thus potentially increasing its probability of commercial success. In December 2019 Seneca further expanded this initiative and engaged Solebury to help explore Seneca’s available strategic alternatives, including possible mergers and business combinations, a sale of part or all of Seneca’s assets, and collaboration and licensing arrangements.

Out-Licensing and Sales Strategy

Historically, Seneca has devoted its efforts and financial resources primarily to the pre-clinical and clinical development of its small molecule compounds and its stem cell therapeutics. Based on Seneca’s review of existing clinical programs, including required capital and time to market, Seneca has initiated an out-licensing and sales strategy to find partners or interested parties to acquire or license NSI-566 (neural stem cell) and NSI-189 (small molecule) and their respective clinical and pre-clinical programs and development. As part of this strategy, Seneca has begun winding down our ongoing development efforts, pre-clinical and clinical stage studies.

In December of 2020, in anticipation of the Merger being consummated, Seneca licensed certain patents and technologies, including a sublicense, its NSI- 189 small molecule program for $100,000 up front for a three (3) year period, plus, upon the occurrence of certain events, the licensee has the right to purchase the NSI-189 small molecule program for $5,000,000 at any time before the three (3) year period expires. In the event of such purchase, the net proceeds from such sale will be distributed pursuant to the Contingent Value Rights Agreement as described in the section of this proxy statement/prospectus/information statement titled “Agreements Related to the Merger–Contingent Value Rights Agreement.”

Seneca’s Present Focus

Seneca had been developing its lead product candidate, NSI-566 and NSI-189 for the treatment of diseases of the central nervous system. Seneca requires significant additional funding to fund its current pipeline and to advance its therapeutic candidates through regulatory approval and into commercialization, if approved. After conducting a strategic alternatives evaluation, with a goal of maximizing stockholder value. Seneca substantially reduced its workforce and has wound down and suspended its research and development activities. Seneca is continuing: (a) to provide support for patients who remain in clinical trials, (b) its day-to-day business operations including the limited remaining activities required to wrap up Seneca’s trial (c) to support its intellectual property portfolio with a goal of maximizing stockholder value and (d) to undertake its out-licensing and in-licensing acquisition initiatives.

Following its assessment, Seneca commenced a process of evaluating strategic alternatives to maximize stockholder value. To assist with this process, the Seneca Board engaged Hibiscus and Solebury to help explore Seneca’s available strategic alternatives, including possible mergers and business combinations, a sale of part or all of Seneca’s assets, and collaboration and licensing arrangements. After conducting a diligent and extensive process of evaluating strategic alternatives for Seneca and identifying and reviewing potential candidates for a strategic acquisition or other transaction, which included the receipt of 15 non-binding indications of interest from interested parties and careful evaluation and consideration of those proposals, and following extensive negotiation with LBS, on December 17, 2020, Seneca and LBS announced the signing of the Merger Agreement. Upon the terms and subject to the satisfaction of the conditions described in the Merger Agreement, including approval of the transaction by Seneca’s stockholders, a wholly-owned subsidiary of Seneca will be merged with and into LBS, with LBS surviving the Merger as a wholly-owned subsidiary of Seneca.

Although Seneca has entered into the Merger Agreement and intends to consummate the Merger, there is no assurance that it will be able to successfully consummate the proposed Merger on a timely basis, or at all. If, for any reason, the Merger is not completed, Seneca will reconsider its strategic alternatives and could pursue one or more of the following courses of action:

•	Pursue potential collaborative, partnering or other strategic arrangements for Seneca’s assets, including a sale or other divestiture of its assets. Seneca has discontinued further development of its programs, including NSI-566 & NSI-189, and does not currently have any plans to resume development of any of its development programs. Seneca continues its efforts to seek potential collaborative, partnering or other strategic arrangements for its programs, including a sale or other divestiture of its assets which could allow Seneca’s technology to continue being developed. Seneca may be unable to divest its assets in a timely manner, or at all, and therefore may not receive any return on Seneca’s investment in its program assets, including NSI-566 & NSI-189. If the combined company does not have sufficient funds, the combined company will not be able to advance the development of its product candidates or otherwise bring its product candidates to market and generate product revenues.

•	Continue to operate its business. Although presently not anticipated, Seneca could elect to continue to operate its business and pursue licensing or partnering transactions or utilize its intellectual property and research and discovery platform. Based on Seneca’s prior assessment, this would require a significant amount of time, financial resources, human capital and Seneca would be subject to all the risk and uncertainties involved in the development of product candidates. There is no assurance that Seneca could raise sufficient capital to support these efforts, that its development efforts would be successful or that it could successfully obtain the regulatory approvals required to market any product candidate it pursued.

•	Pursue another strategic transaction like the proposed Merger. The Seneca Board may elect to pursue an alternative strategy, one of which may be a strategic transaction similar to the Merger.

•	Dissolve and liquidate Seneca’s assets. If, for any reason, the Merger is not consummated and Seneca is unable to identify and complete an alternative strategic transaction like the Merger or potential collaborative, partnering or other strategic arrangements for its assets, or to continue to operate its business due to its inability to raise additional funding, it may be required to dissolve and liquidate its assets. In such case, Seneca would be required to pay all of its debts and contractual obligations, and to set aside certain reserves for potential future claims, and there can be no assurances as to the amount or timing of available cash left to distribute to its stockholders after paying Seneca’s debts and other obligations and setting aside funds for reserves.

Seneca’s Proprietary Technology Platform

Seneca’s patented technology platform has three core components:

1.       Over 300 lines of human, regionally specific neural stem cells, some of which have the potential to be used to treat serious or life-threatening diseases through direct transplantation into the central nervous system;

2.       Proprietary screening capability – Seneca’s ability to generate human neural stem cell lines provides a platform for chemical screening and discovery of novel compounds against nervous system disorders; and

3.       Small molecules that resulted from Seneca’s neurogenesis screening platform that may have the potential to treat a wide variety of nervous system conditions.

To date, Seneca’s technology platform has produced two lead assets in clinical development: our NSI-566 stem cell therapy program and its NSI-189 small molecule program (currently licensed as described above). A component of Seneca’s strategy is seeking an asset sale, out-license, or global development partnerships to further development of NSI-566 and NSI-189. Seneca has recently initiated a formal initiative aimed at securing partners to advance the clinical development of these two programs.

Seneca believes this technology, in partnership with an established biopharmaceutical company with the appropriate development expertise and financial resources, could facilitate the development and commercialization of products for use in the treatment of a wide array of nervous system disorders including neurodegenerative conditions and regenerative repair of acute and chronic disease. Seneca intends to maintain these programs with the goal of finding suitable development partners.

Clinical Programs

Historically, Seneca has devoted its efforts and financial resources primarily to the pre-clinical and clinical development of its small molecule compounds and its stem cell therapeutics.

Based on Seneca’s cash position, it has refocused its development efforts primarily on its exploratory Phase 2 study of NSI-566 for the treatment of Ischemic Stroke (the results of which Seneca does not believe will be able to be used in connection with any regulatory submission in any territory), development of a regulatory plan for NSI-566 in ALS and studies that are being funded by grants. At this time, Seneca anticipates that additional funds for these programs will be focused on maintaining the cell lines, patents, clinical material and data, and relevant licenses associated with these clinical programs as Seneca seeks partners for further development.

Below is a description of Seneca’s clinical programs, their intended indication and current stage of development:

NSI - 566 (Stem Cells)

The human central nervous system (CNS) has limited capacity for regeneration following injury or the onset of disease. Traditional therapies have mainly focused on minimizing the progression or symptoms of CNS disease or injury but have not been effective at repairing the underlying cause of such disease. The goal of Seneca’s cell therapy initiatives is the regeneration of neural function which has been lost to disease or injury. Seneca believes that neuroprotection, neuroregeneration, and/or bridging of damaged neural circuitry may be accomplished by implantation of NSI-566 at the injury site.

Seneca’s proprietary technology enables the isolation and large-scale expansion of regionally specific neural stem cells from all areas of the developing human brain and spinal cord and enables the generation of commercially useful quantities of highly characterized allogeneic human neural stem cells that can be transplanted into patients to mitigate the consequences of CNS diseases or injury. Seneca has developed and optimized processes that allow it to manufacture these cells under current Good Manufacturing Practices (cGMP) compliant conditions as required by the United States Food and Drug Administration or FDA for use in clinical trials and have generated cell banks which Seneca believes are sufficient to provide material to meet its requirements through completion of Phase 3 studies. Seneca has exclusive licenses for the manufacturing and use of the surgical platform and cannula that enable administration of the cells to the spinal cord for treatment. Based on Seneca’s preclinical data, it believes that its human neural stem cells will differentiate into neurons and glia after grafting into the patient and will provide neuroprotection and stimulate neuroregeneration.

Seneca’s lead stem cell program is the spinal cord-derived neural stem cell line, NSI-566, which is being tested for treatment of paralysis due to amyotrophic lateral sclerosis (ALS, or Lou Gehrig’s disease), ischemic stroke, and spinal cord injury (SCI). To date Seneca has completed Phase 1 and Phase 2 safety and dose escalation studies in subjects with ALS and a Phase 1 safety and dose escalation study in subjects with motor deficits due to ischemic stroke. Each of these studies are currently in their long-term follow-up stage. In August 2018, Seneca initiated a non-GCP (Good Clinical Practice) compliant randomized, double-blind, placebo-controlled Phase 2 trial in subjects with chronic ischemic stroke. Seneca is also conducting a Phase 1 open label study to evaluate the safety of implanting NSI-566 in subjects with chronic SCI.

Motor Deficits Due to Ischemic Stroke

Over 700,000 individuals suffer stroke each year in the US, the majority of whom experience long-term functional deficits. Ischemic stroke, which accounts for about 75% of all strokes, occurs as a result of an obstruction within a vessel supplying blood to the brain. Post-stroke motor deficits include paralysis or weakness in arms and legs and speech impairment and can be permanent. In the US, approximately 1.8 million people live with paralysis due to stroke. Seneca believes that NSI-566 may provide an effective treatment for restoring motor deficits resulting from ischemic stroke by creating new circuitry in the area of injury and promoting regeneration of neural tissue damaged by the ischemic event.

Amyotrophic Lateral Sclerosis

Amyotrophic lateral sclerosis (“ALS”) is a disease of the nerve cells in the brain and spinal cord that control voluntary muscle movement. In 2018, the United States Centers for Disease Control and Prevention reported that between 16,000 and 17,000 Americans have ALS, a prevalence of 5.2 cases per 100,000 people. In ALS, nerve cells (motor neurons) waste away or die and can no longer send messages to muscles. This eventually leads to muscle weakening, twitching, and an inability to move the arms, legs, and body. As the condition progresses, muscles in the chest area stop working, making it difficult or impossible to breathe. NSI-566 is under development as a potential treatment for ALS by providing cells designed to nurture and protect the patient’s remaining motor neurons. Seneca received orphan designation by the FDA for NSI-566 in ALS.

Chronic Spinal Cord Injury

SCI may result from trauma or disease affecting the spinal cord, and is in many cases a long term, chronic and disabling neurological condition. In the US, it is estimated that there are over17,000 new cases of SCI per year, with a prevalence of 250,000-368,000 people. Chronic spinal cord injury (“cSCI”) refers to the window after recovery has plateaued, beginning approximately 6-12 months after injury. Seneca believes that NSI-566 may provide an effective treatment for cSCI by “bridging the gap” in the spinal cord circuitry created following traumatic spinal cord injury and providing new cells to help transmit the signal from the brain to points at or below the point of injury.

Clinical Experience with NSI-566

Ischemic Stroke

In 2013, Seneca commenced an open label, non-GCP compliant, Phase I safety and dose escalation study to test transplantation of NSI-566 in human subjects for the treatment of motor deficits due to ischemic stroke. The trial was conducted at BaYi Brain Hospital in Beijing, China and sponsored by Suzhou Neuralstem, a wholly-owned subsidiary of Seneca in China. This study was intended to evaluate the safety of direct injections of NSI-566 into the brain and to determine the maximum safe tolerated dose. Seneca completed dosing the final cohort, for a total of nine subjects, in March 2016. Subjects were monitored through a 24-month observational follow-up period. Delivery of NSI-566 cells in this population appeared to be safe and well tolerated at all doses. There were no deaths or serious adverse events related to the treatment (Zhang et al., Stem Cells Transl Med 2019, 8(10):999-1007).

In August 2018, Seneca initiated a non-GCP compliant Phase 2 trial which is designed as a randomized, double-blind, placebo-controlled study. A total of 22 subjects were randomized to receive NSI-566 stem cells (72 million cells) or sham-surgery at a 1:1 ratio. All operations were conducted at BaYi Brain Hospital, the site of the Phase 1 study, and all follow-up assessments are being conducted by blinded, independent neurologists at Beijing Rehabilitation Hospital. The final subject was enrolled in this study in August 2019.

Amyotrophic Lateral Sclerosis

In January 2010, Seneca commenced a Phase 1 trial of NSI-566 in ALS at Emory University in Atlanta, Georgia. The purpose of the trial was to evaluate the safety of our proposed treatment and procedure in a total of 15 subjects. The dosing of subjects in the Phase 1 trial, as designed, was completed in August of 2012. Seneca commenced a Phase 2 multisite clinical trial in subjects suffering from ALS in September of 2013 to further test the feasibility and safety of the treatment and procedure, and maximum tolerated dose of cells. The Phase 2 dose escalation trial enrolled 15 ambulatory subjects in five different dosing cohorts.

In June 2017, 24-month Phase 2 results and combined Phase 1 and Phase 2 data from our ALS trials were presented at the International Society for Stem Cell Research (ISSCR) Annual Meeting, Approaches to Treating ALS, Boston, Massachusetts, by principal investigator Eva Feldman, MD, PhD, Russell N. DeJong Professor of Neurology and Director of Research of the ALS Clinic at the University of Michigan Health. The data showed that the intraspinal transplantation of the cells was safe and well tolerated. Subjects from both the Phase 1 and Phase 2 continue to be monitored for long-term follow-up evaluations.

Chronic Spinal Cord Injury

In 2013, Seneca received authorization from the FDA to commence a Phase 1 clinical trial to treat chronic spinal cord injury. The trial, which took place at The University of California, San Diego or UCSD, commenced in 2014 and the first subject was treated in October 2014. The study enrolled four AIS A classification thoracic spinal cord injury subjects (motor and sensory complete), one to two years’ post-injury at the time of stem cell treatment. In January of 2016, Seneca reported six-month follow-up data on all four subjects. The stem cell treatment was found to be safe and well-tolerated by the subjects enrolled and there were no serious adverse events. In April of 2018, Seneca enrolled the first subject in the second cohort of the trial, which included patients with AIS-A complete, quadriplegic, cervical injuries involving C5-C7 of their spinal cord. The final patient of this cohort was enrolled in March 2019.

In June 2018, the study investigators published the results of the first cohort in the journal Cell Stem Cell. The results support the potential of transplanted NSI-566 to benefit patients with cSCI. At 18 months to 27 months after surgery, the analysis of motor and sensory function and electrophysiology showed changes in three of the four patients after NSI-566 transplantation. There was no evidence of serious adverse events, suggesting the procedure is well-tolerated.

Pre-Clinical Experience with NSI-566 and other candidates in our stem cell pipeline

Seneca’s preclinical studies with NSI-566 have served to provide the foundation for our ongoing clinical trials by demonstrating performance and efficacy of this cell line in animal models for ALS (Hefferan et al., PLoS One 2012, 7(8):e42614; Xu et al., Transplantation 2006, 82(7):865-875; Xu et al., J Comp Neurol 2009, 514(4):297-309; Xu et al., Neurosci Lett 2011, 494(3):222-226; Yan et al., Stem Cells 2006, 24(8):1976-1985), spinal cord injury (Cizkova et al., Neuroscience 2007, 147(2):546-560; Lu et al., Cell 2012, 150(6):1264-1273; van Gorp et al., Stem Cell Res Ther 2013, 4(3):57), and ischemic stroke (Tajiri et al., PLoS One 2014, 9(3):e91408), and demonstrated safety in large animals (Raore et al., Spine 2011, 36(3):E164-E171; Usvald et al., Cell Transplant 2010, 19(9):1103-1122). Additional studies involving NSI-566 or other proprietary cell lines are directed at identifying new therapeutic candidates. These include: 1) an ongoing collaboration with investigators at the Miami Project to Cure Paralysis to evaluate the application of NSI-566 in preclinical animal models for traumatic brain injury (Spurlock et al., J Neurotrauma 2017, 34(11):1981-1995), and 2) evaluation of the ability of NSI-532.IGF1, a human neural stem cell line engineered to express the trophic factor IGF1, to reverse the cognitive impact of neurodegeneration in a mouse model of Alzheimer’s Disease (McGinley et al., Sci Rep 2018, 8(1):14776).

NSI-189 (Small Molecule Pharmaceutical Compound)

NSI-189 represents a new chemical entity that works through what appears to be a novel mechanism of action to stimulate neurogenesis of stem cells in the hippocampus, as well as generation of new synapses. Because impaired hippocampal neurogenesis has been linked with depression, we conducted clinical trials to evaluate the safety and effectiveness of NSI-189 in patients suffering from Major Depressive Disorder or MDD.

Current Out-license of NSI-189

In December 2020, in anticipation of the Merger, Seneca licensed certain patents and technologies, including a sublicense, its NSI- 189 small molecule program for $100,000 up front for a three (3) year period, plus, upon the occurrence of certain events, the licensee has the right to purchase the NSI-189 small molecule program for $5,000,000 at any time before the three (3) year period expires. In the event of such purchase, the net proceeds from such sale will be distributed pursuant to the Contingent Value Rights Agreement as described in the section of this proxy statement/prospectus/information statement titled “Agreements Related to the Merger–Contingent Value Rights Agreement.”

Major Depressive Disorder (MDD)

Major depressive disorder (also known as recurrent depressive disorder, clinical depression, major depression, unipolar depression, or unipolar disorder) is a mental disorder characterized by episodes of all-encompassing low mood accompanied by low self-esteem and loss of interest or pleasure in normally enjoyable activities. According to the World Health Organization, MDD is the leading cause of disability in the U.S. for persons age 15 to 44. In 2017, an estimated 17.3 million adults in the United States had at least one major depressive episode in the prior year. This number represented 7.1% of all adults in the US. (https://www.nimh.nih.gov/health/statistics/prevalence/major-depression-among-adults.shtml). Treatment of MDD is characterized by a high level of patient turnover due to low efficacy and high side effects. It is estimated that 67% of patients will fail their first line therapy, 75% will then fail their second line prescription and 80% will then fail their third line prescription (Rush et al., Control Clin Trials 2004, 25(1):119-142).

Clinical Experience with NSI-189

In 2011, Seneca commenced a Phase 1A clinical trial to evaluate the safety and pharmacokinetics of NSI-189 in healthy volunteers. The study enrolled 41 healthy male and female subjects into a single ascending dose phase. No dose-limiting toxicity was observed, and no serious adverse events (AE) were noted. This study was followed in 2012 with a Phase 1B randomized, double-blind, placebo-controlled, multiple-dose escalation study to evaluate safety, tolerability, pharmacokinetic (PK), and pharmacodynamic (PD) effects of NSI-189 phosphate in subjects with MDD. Trial data were presented in June 2014 at the American Society of Clinical Psychopharmacology Annual Meeting (ASCP) and published in the journal Molecular Psychiatry (Fava et al., Mol Psychiatry 2016, 21(10):1372-1380). NSI-189 was well tolerated and there were no serious adverse events.

In May of 2016, Seneca initiated an exploratory Phase 2 randomized, placebo-controlled, double-blind clinical trial for the treatment of MDD in an outpatient setting. The study randomized 220 subjects into three cohorts: NSI-189 40 mg twice daily (BID), NSI-189 40 mg once daily (QD), or placebo, and was conducted under the direction of study principal investigator (PI) Maurizio Fava, MD, Executive Vice Chair, Department of Psychiatry and Executive Director, Clinical Trials Network and Institute, Massachusetts General Hospital. The study did not meet its primary efficacy endpoint of a statistically significant reduction in depression symptoms on the Montgomery-Asberg Depression Rating Scale (MADRS), compared to placebo. Both doses were well-tolerated with no serious adverse events reported.

On December 5, 2017, Seneca presented an updated analysis – including reports on all secondary scales – from the Phase 2 study of NSI-189 in MDD at the 56th American College of Neuropsychopharmacology (ACNP) Annual Meeting. Three additional patient reported outcomes showed statistically significant improvements in depressive and cognitive symptoms; all three patient reported outcome scales (SDQ, CPFQ, and QIDS-SR) NSI-189 reached statistical significance over placebo.

In addition, Seneca presented data on NSI-189’s effect on cognition as measured by computer-administered objective tests of cognition in the MDD patients. Two different test methods were used: Cogstate® and CogScreen®. Cogstate did not yield statistically significant results. In CogScreen® test, NSI-189 40 mg showed statistically significant improvement (p<0.05) on objective measures of executive functioning, attention, working memory, and memory.

NSI-189 appeared to be safe and well tolerated with no serious adverse events. There were no clinically meaningful changes in body weight or BMI, or in sexual function inventory. The study results have been published (Papakostas et al., Mol Psychiatry 2019, doi: 10.1038/s41380-018-0334-8).

Preclinical Experience with NSI-189

NSI-189 has shown promise in preclinical studies evaluating its impact in animal models for a number of different disease indications, including:

1.       Ischemic stroke—in 2017 Tajiri and colleagues published a manuscript reporting that NSI-189 ameliorated motor and neurological deficits in a rodent model of ischemic stroke (Tajiri et al., J Cell Physiol 2017, 232(10):2731-2740)

2.       Radiation-induced cognitive dysfunction—in 2018 Allen and colleagues published a manuscript reporting that NSI-189 treatment could reverse cognitive deficits in rats caused by cranial irradiation, a model of cranial radiotherapy in the treatment of brain tumors (Allen et al., Radiat Res 2018, 189(4):345-353).

3.      Angelman syndrome—in 2019 Liu and colleagues published a manuscript reporting that NSI-189 reversed impairments in cognitive and motor deficits in a rodent model of Angelman syndrome and increased synaptic strength in sections of brains taken from these animals (Liu et al., Neuropharmacology 2019, 144:337-344). Angelman syndrome (AS) is a rare congenital genetic disorder caused by a lack of function in the UBE3A gene on the maternal 15th chromosome.  It affects approximately one in 15,000 people - about 500,000 individuals globally.  Symptoms of AS include developmental delay, lack of speech, seizures, and walking and balance disorders.

4.       Diabetes-associated peripheral neuropathy—in 2019 Jolivalt and colleagues published a manuscript reporting that NSI-189 mitigated or reversed disease-associated central and peripheral neuropathy in two rodent models of diabetes (Jolivalt et al., Diabetes 2019, (11):2143-2154). Improvements resulting from NSI-189 treatment were seen on multiple sensory and cognitive indices.

A common theme emerging from these and other preclinical studies has been the ability of NSI-189 to promote synaptogenesis as well as hippocampal neurogenesis, along with its neuroprotective properties. Due to the favorable safety profile seen in the Phase I and II clinical studies of NSI-189 and the impact on cognitive measures observed in the Phase II trial in MDD patients, Seneca feels that this asset may have potential in treatment of one or more diseases including those described above. On August 9, 2018, NSI-189 received orphan designation for the treatment of Angelman syndrome.

Seneca’s Technologies

Stem Cells

From a therapeutic perspective, Seneca’s stem cell-based technology enables the isolation and large-scale expansion of regionally specific, human neural stem cells from all areas of the developing human brain and spinal cord thus enabling the generation of physiologically relevant human neurons of different types. Seneca believes that its stem cell technology will enable the replacement or supplementation of malfunctioning or dead cells thereby creating a neurotrophic environment that offers protection to neural tissue as a way to treat disease and injury. Many significant and currently untreatable human diseases arise from the loss or malfunction of specific cell types in the body. Seneca’s focus is the development of effective methods to generate replacement cells from neural stem cells. Seneca believes that creating a neurotrophic environment by replacing damaged, malfunctioning or dead neural cells with fully functional ones may be a useful therapeutic strategy in treating many diseases and conditions of the central nervous system.

Seneca’s Proprietary and Novel Screening Platform

Seneca’s human neural stem cell lines form the foundation for functional cell-based assays used to screen for small molecule compounds that can impact biologically relevant outcomes such as neurogenesis, synapse formation, and protection against toxic insults. Seneca has developed over 300 unique stem cell lines representing multiple different regions of the developing brain and spinal cord at multiple different time points in development, enabling the generation of physiologically relevant human neural cells for screening, target validation, and mechanism-of-action studies. This platform provides Seneca with a unique and powerful tool to identify new chemical entities to treat a broad range of nervous system conditions.

Small Molecule Pharmaceutical Compounds.

Utilizing its proprietary stem cell-based screening capability, Seneca has discovered and patented a series of small molecule compounds that includes NSI-189. Seneca believes our low molecular weight organic compounds can efficiently cross the blood/brain barrier. In mice, research indicated that the small molecule compounds both stimulate neurogenesis of the hippocampus and increase its volume. Seneca believes the small molecule compounds may promote synaptogenesis and neurogenesis in the human hippocampus thereby potentially providing therapeutic benefits in indications such as MDD and may also provide clinical benefit in indications such as Angelman Syndrome, Diabetic Neuropathy, Cognition, Stroke and Radiation Induced Cognitive Deficit.

Research and Development

Substantial resources have been and will be devoted to Seneca’s research and development programs. Seneca’s efforts are directed at developing therapies utilizing our stem cells and small molecule regenerative drug candidates. This research is conducted internally, through the use of third party laboratories, consulting companies under our direct supervision, and through collaboration with academic institutions.

Manufacturing

Seneca currently manufactures its cells both in-house and on an outsourced basis. Seneca outsources the manufacturing of its pharmaceutical compounds and its clinical supply of stem cells to cGMP compliant third-party manufacturers. Seneca manufactures neural stem cells in-house for use in its research and collaborative programs.

Intellectual Property

Seneca has developed and maintains a portfolio of patents and patent applications that form the proprietary base for our research and development efforts. Seneca owns or exclusively licenses 17 United States issued and pending patents and over 77 foreign issued and pending patents in the field of regenerative medicine, related to its stem cell technologies as well as our small molecule compounds. Seneca’s issued patents have expiration dates ranging from 2023 through 2038.

When appropriate, Seneca seeks patent protection for inventions in its core technologies and in ancillary technologies that support its core technologies or which it otherwise believes will provide it with a competitive advantage. Seneca accomplishes this by filing patent applications for discoveries it makes, either alone or in collaboration with scientific collaborators and strategic partners. Typically, although not always, Seneca files patent applications both in the United States and in select international markets. In addition, Seneca plans to obtain licenses or options to acquire licenses to patent filings from other individuals and organizations that it anticipates could be useful in advancing its research, development and commercialization initiatives and its strategic business interests.

In addition to patenting its technologies, Seneca also relies on confidential and proprietary information and take active measures to control access to that information, including the use of confidentiality agreements with its employees, consultants and certain of its contractors.

Seneca’s policy is to require its employees, consultants and significant scientific collaborators and sponsored researchers to execute confidentiality and assignment of invention agreements upon the commencement of an employment or consulting relationship with Seneca. These agreements generally provide that all confidential information developed or made known to the individual by us during the course of the individual’s or entity’s relationship with Seneca, is to be kept confidential and not disclosed to third parties except in specific circumstances. In the case of employees and consultants, the agreements generally provide that all inventions conceived by the individual or entity in the course of rendering services to Seneca shall be our exclusive property.

Competition

The pharmaceutical and biotechnology industries are characterized by rapidly evolving technology and intense competition. Seneca’s competitors include major multinational pharmaceutical companies, specialty biotechnology companies and chemical and medical products companies. Many of these companies are well-established and possess greater resources for technical, research, development, financial, sales and marketing initiatives than Seneca does. Other, less well-established companies have formed or may form strategic collaborations, partnerships and other types of joint ventures with larger, well established industry competitors that may provide research and development and commercialization advantages to these competitors. Academic institutions, governmental agencies and other public and private research organizations are also conducting and financing research activities which may produce products directly competitive to those Seneca is developing. Moreover, many of these competitors may be able obtain patent protection, or FDA and other regulatory approvals that may impede Seneca’s freedom to develop and commercialize Seneca’s programs.

The diseases and medical conditions Seneca is targeting have a demographic in which there are large numbers of patients who do not respond to current therapies or have limited therapies available. Nevertheless, Seneca expects that its technologies and product candidates, if or when approved, will compete with a variety of therapeutic products and procedures offered by other pharmaceutical and biotechnology companies. Many pharmaceutical and biotechnology companies are investigating new drugs and therapeutic approaches for the same or similar indications. These companies’ efforts may achieve new efficacy profiles, extend the therapeutic window for such products, alter the prognosis of these diseases, or prevent their onset. Seneca believes that its products, if or when approved, will attempt to compete with these products principally on the basis of improved and extended efficacy and safety and their overall economic benefit to the health care system. Competition for Seneca’s products may be in the form of existing and new drugs, other forms of cell transplantation, surgical procedures, gene therapy or other proprietary technology and expertise. Seneca expects that all of these products will compete with its product candidates, if or when approved, based on efficacy, safety, cost and intellectual property positions. Seneca cannot be certain that other entities have not filed patents that block Seneca’s freedom to commercialize its programs and it may be required to seek licenses from these entities in order to commercialize certain of its proposed products, and such licenses may not be granted or be extremely expensive to obtain.

If Seneca develops products that receive regulatory approval, they would then have to compete for market acceptance and market share. For Seneca’s potential products, an important success factor will be the timing of market introduction of competitive products. This timing will be a function of the relative speed with which Seneca and our competitors can develop products, complete the clinical testing and approval processes, and supply commercial quantities of a product to the market. These competitive products may also impact the timing of clinical testing and approval processes by limiting the number of clinical investigators and subjects available to test Seneca’s potential products.

Government Regulation

Regulation by governmental authorities in the United States and other countries is a significant factor in our research and development and will be a significant factor in the manufacture and marketing of our proposed products. The nature and extent to which such regulation applies to Seneca will vary depending on the nature of any products Seneca may develop. Governmental authorities, including the FDA and comparable regulatory authorities in other countries, regulate the design, development, testing, manufacturing, safety, efficacy, labeling, storage, record-keeping, advertising, promotion and marketing of pharmaceutical products, including drugs and biologics, under the Federal Food, Drug, and Cosmetic Act, or FDCA, and its implementing regulations, and, for biologics, under the Public Health Service Act, or PHSA, and its implementing regulations. Non-compliance with applicable requirements can result in fines and other judicially imposed sanctions, including product seizures, import restrictions, injunctive actions and criminal prosecutions of both companies and individuals. In addition, administrative remedies can involve requests to recall violative products; the refusal of the government to enter into supply contracts; or the refusal to approve pending product approval applications until manufacturing or other alleged deficiencies are brought into compliance. The FDA also has the authority to cause the withdrawal of approval of a marketed product or to impose labeling restrictions. The process of obtaining approvals and the subsequent compliance with appropriate statutes and regulations require the expenditure of substantial time and money, and there can be no guarantee that approvals will be granted.

United States Product Development Process

Seneca believes that, in the United States, its human neural stem cell candidates are regulated as biologic pharmaceuticals, or biologics, and its small-molecule compounds are regulated as drugs.

The process required by the FDA before a drug or biological product may be marketed in the United States generally involves the following:

•	Completion of preclinical testing of new pharmaceutical or biological products, generally conducted in the laboratory and in animal studies in accordance with Good Laboratory Practice or GLP standard, and applicable requirements for the humane use of laboratory animals or other applicable regulations to evaluate the potential efficacy and safety of the product candidate;

•	Submission of the results of these studies to the FDA as part of an Investigational New Drug application or IND, which must become effective before clinical testing in humans can begin;

•	Manufacturing of investigational medicine under current Good Manufacturing Practice or cGMP standard;

•	Performance of adequate and well-controlled human clinical trials according to Good Clinical Practice or GCP and any additional requirements for the protection of human research patients and their health information, to establish the safety and efficacy of the product candidate for its intended use;

•	Submission to the FDA of a biological license application, or BLA, for any biologic or a new drug application, or NDA, for any new chemical entity drug we seek to market that includes substantive evidence of safety, purity, and potency, or safety and effectiveness from results of nonclinical testing and clinical trials;

•	Satisfactory completion of an FDA inspection of the manufacturing facility or facilities where the product is produced, packaged and distributed, to assess compliance with cGMPs, to assure that the facilities, methods and controls are adequate to preserve the product’s identity, strength, quality and purity, and, if applicable, the FDA’s current good tissue practices, or GTPs, for the use of human cellular and tissue products;

•	Potential FDA audit of the nonclinical study and clinical trial sites that generated the data in support of the BLA or NDA; and

•	FDA review and approval of the NDA, or licensure, of the BLA.

Typically, human clinical evaluation involves a time-consuming and costly three-phase process.

•	Phase 1. The product is initially introduced into healthy human volunteers and tested for safety. In the case of some products for severe or life-threatening diseases, especially when the product may be too inherently toxic to ethically administer to healthy volunteers, the initial human testing is often conducted in patients.

•	Phase 2. The product is evaluated in a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance, optimal dosage and dosing schedule.

•	Phase 3. Clinical trials are undertaken to further evaluate dosage, clinical efficacy, potency, and safety in an expanded patient population at geographically dispersed clinical trial sites. These clinical trials are intended to establish the overall risk to benefit ratio of the product and provide an adequate basis for product labeling.

Post-approval clinical trials, sometimes referred to as Phase 4 clinical trials, may be required and conducted after initial marketing approval. These clinical trials are used to gain additional experience from the treatment of patients in the intended therapeutic indication, particularly for long-term safety follow-up.

During all phases of clinical development, regulatory agencies require extensive monitoring and auditing of all clinical activities, clinical data, and clinical trial investigators. Annual progress reports detailing the results of the clinical trials must be submitted to the FDA. Clinical trials may not be completed successfully within any specified period, if at all. The FDA or the sponsor or its data safety monitoring board may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research patients are being exposed to an unacceptable health risk, including risks inferred from other unrelated similar trials. Similarly, an institutional review board, or IRB, can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the product has been associated with unexpected serious harm to patients.

Human cell-based therapies in the field of regenerative medicine are relatively novel. Because this is a relatively new and expanding area of novel therapeutic interventions, there can be no assurance as to the length of the trial period, the number of patients the FDA will require to be enrolled in the trials in order to establish the safety, efficacy, purity and potency of such products, or that the data generated in these trials will be acceptable to the FDA to support marketing approval.

United States Review and Approval Process

After the completion of clinical trials of a product candidate, FDA approval of a BLA or NDA must be obtained before commercial marketing of the product. The BLA or NDA must include results of product development, laboratory and animal studies, human trials, information on the manufacture and composition of the product, proposed labeling and other relevant information as well as a significant user fee. The FDA may grant deferrals for submission of data, or full or partial waivers. The testing and approval processes require substantial time and effort and there can be no assurance that the FDA will accept the BLA or NDA for filing and, even if filed, that any approval will be granted on a timely basis, if at all.

The FDA may refuse to file any BLA or NDA that it deems incomplete or not properly reviewable at the time of submission, and may request additional information. Once the submission is accepted for filing, the FDA reviews the BLA or NDA to determine, among other things, whether the proposed product is safe, potent, and/or effective for its intended use, and has an acceptable purity profile, and whether the product is safe and effective for its intended use, and in each case, whether the product is being manufactured in accordance with cGMP or GTP, if applicable. During the product approval process, the FDA also will determine whether a Risk Evaluation and Mitigation Strategy, or REMS, is necessary to assure the safe use of the product. If the FDA concludes a REMS is needed, the sponsor of the BLA or NDA must submit a proposed REMS. The FDA will not approve a BLA or NDA without a REMS, if required.

Notwithstanding the submission of relevant data and information, the FDA may ultimately decide that the BLA or NDA does not satisfy its regulatory criteria for approval and deny approval via a letter detailing such deficiencies. Data obtained from clinical trials are not always conclusive and the FDA may interpret data differently than Seneca interprets the same data. If the FDA denies an application, the applicant may either resubmit the BLA or NDA, addressing all of the deficiencies identified by the FDA, or withdraw the application.

United States Post-Approval Requirements

Any products for which Seneca receives FDA approvals are subject to continuing regulation by the FDA, including, among other things, record-keeping requirements, reporting of adverse experiences with the product, providing the FDA with updated safety and efficacy information, product sampling and distribution requirements, and complying with FDA promotion and advertising requirements, which include, among others, standards for direct-to-consumer advertising, restrictions on promoting products for uses or in patient populations that are not described in the product’s approved uses, known as off-label use, limitations on industry-sponsored scientific and educational activities and requirements for promotional activities involving the internet.

In addition, quality control and manufacturing procedures must continue to conform to applicable manufacturing requirements after approval to ensure the long-term stability of the product. Seneca relies, and expect to continue to rely, on third parties for the production of some, or all, clinical and commercial quantities of our products in accordance with cGMP and GTP regulations, as applicable. Manufacturers and other entities involved in the manufacture and distribution of approved products are required to register their establishments with the FDA and certain state agencies and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP, GTP and other laws.

The FDA also may require post-marketing testing, known as Phase 4 testing, and surveillance to monitor the effects of an approved product. Discovery of previously unknown problems with a product or the failure to comply with applicable FDA requirements can have negative consequences, including adverse publicity, judicial or administrative enforcement, warning letters from the FDA, mandated corrective advertising or communications with doctors, and civil or criminal penalties, among others. Also, new government requirements, including those resulting from new legislation, may be established, or the FDA’s policies may change, which could delay or prevent regulatory approval of our product candidates under development.

European, China and Other Regulatory Review and Approval

Whether or not FDA approval has been obtained, approval of a product by comparable regulatory authorities in Europe, China and other countries will be necessary prior to commencement of marketing the product in such countries. The regulatory authorities in each country may impose their own requirements and may refuse to grant an approval, or may require additional data before granting it, even though the relevant product has been approved by the FDA or another authority. As with the FDA, the regulatory authorities in the European Union, China and other developed countries have lengthy approval processes for biological and pharmaceutical products. The process for gaining approval in particular countries varies, but generally follows a similar sequence to that described for FDA approval.

Other Health Care Laws

In the event any of Seneca’s proposed products are ever approved for marketing, Seneca may also be subject to healthcare regulation and enforcement by the federal government and the states and foreign governments where Seneca may market our product candidates, if approved. These laws include, without limitation, state and federal anti-kickback, fraud and abuse, false claims, physician sunshine and privacy and security laws and regulations.

Other Regulations

Seneca is also subject to various U.S. federal, state, local and international laws, regulations and recommendations relating to safe working conditions, laboratory and manufacturing practices and the use and disposal of hazardous or potentially hazardous substances, including radioactive compounds and infectious disease agents, used in connection with our business. Seneca cannot accurately predict the extent of government regulation which might result from future legislation or administrative action.

For additional information about governmental regulations as well as risk related to our business that could affect our planned and intended business operations, see the “Risk Factors” Section of this Annual Report.

Employees

As of September 30, 2020, Seneca had seven (7) full-time employees. Seneca also uses the services of several outside consultants in business and scientific matters. Historically, Seneca has not implemented measures or objectives to address the development, attraction and retention of personnel and has instead hired employees and utilized the services of outside consultants as needed to run its operations.

Facilities

We currently operate one facility located in the United States and one facility located in China. Our corporate offices and primary research facilities are located in Germantown, Maryland, where we lease approximately 1,500 square feet. This lease provides for monthly payments of approximately $5,700 per month. Our prior lease expired on December 31, 2019. We are currently operating on a month-to-month lease as we negotiate an extension.

We also lease approximately 11,300 square feet of research facility in the People’s Republic of China. This lease commenced in September 2019, provides for minimum lease payments of approximately $4,400 per month, expires in September 2024 and provides us with a future first right of refusal for extending the lease beyond its expiration.

Our Corporate Information

Seneca was incorporated in Delaware in 2001 under the name Neuralstem, Inc. On October 28, 2019, it changed our name from Neuralstem, Inc. to Seneca Biopharma, Inc. Seneca’s principal executive offices are located at 20271 Goldenrod Lane, Germantown, Maryland 20876, and its telephone number is (301) 366-4841. Seneca’s website is located at www.senecabio.com.

Seneca has not incorporated by reference into this report the information in, or that can be accessed through, our website and you should not consider it to be a part of this report.

Where to Find More Information

Seneca makes its public filings with the SEC, including its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and all exhibits and amendments to these reports. Also, Seneca’s executive officers, directors and holders of more than 10% of its common stock, file reports with the SEC on Forms 3, 4 and 5 regarding their ownership of its securities. These materials are available on the SEC’s web site: www.sec.gov. Alternatively, you may obtain copies of these filings, including exhibits, by writing or telephoning Seneca at:

SENECA BIOPHARMA, INC.

20271 Goldenrod Lane

Germantown, Maryland 20876

Attn: Investor Relations

Tel: (301) 366-4841

DESCRIPTION OF LBS’s BUSINESS

All references in this section to “LBS,” the “Company,” “we,” “us,” or “our” in this section mean Leading BioSciences, Inc., unless we state otherwise or the context otherwise indicates.

Overview

We are a clinical stage biopharmaceutical company focused on discovering, developing, and commercializing innovative oral therapies that target serious diseases associated with the breakdown of the mucosal barrier protecting the gastrointestinal (“GI”) tract. Our goal is to be an industry leader in developing therapies to treat these diseases and to improve the lives of patients suffering from such diseases.

Our approach is founded on the discovery that damage to the intestinal epithelial barrier can result in leakage of digestive enzymes from the GI tract that can damage tissue and promote inflammation, causing a broad array of acute and chronic conditions.

Using our scientific and drug development expertise, we are developing a portfolio of oral product candidates to treat conditions driven by protease (intestinal enzymes) leakage through the intestinal epithelial barrier, including surgical complications and inflammatory conditions.

Our pipeline of product candidates is illustrated in this chart:

* Commercial right to LB1148 in Greater China (excluding Taiwan) have been out-licensed to Newsoara.

Our lead therapeutic candidate, LB1148, is a novel oral liquid formulation of the well-characterized digestive enzyme inhibitor, tranexamic acid (“TXA”), intended to inhibit digestive enzyme activity and preserve gut integrity during intestinal stress, such as results from reduced blood flow to the intestine, infections, and surgery. Peer reviewed publications of third party research suggest that digestive enzyme leakage from the GI tract drives GI and organ dysfunction following these events.

We are initially developing LB1148 to be administered to patients prior to major surgeries that risk disrupting the intestinal mucosal barrier.  As announced in March of 2020, a randomized, double-blind, parallel, placebo-controlled Phase 2 investigator-sponsored clinical trial of LB1148 in 120 patients undergoing coronary artery bypass grafting and/or heart valve replacement surgery requiring cardiopulmonary bypass was completed. Patients were randomized to receive LB1148 or placebo in conjunction with surgery. The trial’s primary endpoint was time to return of bowel function. Secondary endpoints include Intensive Care Unit (“ICU”) length of stay, hospital length of stay, organ function changes, inflammatory response and glucose control. LB1148 provided an approximately 30% improvement in the time to normal bowel function following cardiovascular (“CV”) surgery (p<0.001) compared to placebo. The treatment group also had an average 1.0-day shorter length of stay in the ICU and an average 1.1-day shorter hospital stay. Generally, treatment with LB1148 was well tolerated. Adverse events (“AEs”) were similar between the treatment groups and not considered unexpected for the subject population. None of the AEs or serious adverse events (“SAEs”) reported were considered drug-related by the sponsor-investigator. One of the primary factors in discharging patients from the hospital following surgery is the return of bowel function. LB1148 has been granted Fast Track designation from the “FDA” for the treatment of postoperative GI dysfunction (which may present as feeding intolerance, ileus, necrotizing enterocolitis (“NEC”), etc.) associated with gut hypoperfusion injury in pediatric patients who have undergone congenital heart disease repair surgery.

We are also currently conducting a randomized, double-blind, placebo-controlled, proof-of-concept Phase 2 clinical trial of LB1148 in patients undergoing elective bowel resection surgery in the Unites States. We expect to have initial data regarding the time to return of GI function from this clinical trial in the second half of 2021. The second part of this trial will evaluate whether patients treated with LB1148 also experience fewer postoperative intra-abdominal adhesions. In the second half of 2021, we are planning to initiate a Phase 2/3 clinical trial of LB1148 in neonatal patients undergoing CV surgery to correct congenital heart defects. We anticipate that this clinical trial will enroll 100 patients and that we will have data from the first ten patients in late 2021 with final data from the full 100 patients in 2022.

Beyond our lead product candidate, we are continuing to develop additional therapeutic candidates. We believe that protease-based therapeutics hold promise in meeting a number of unmet needs resulting from chronic protease leak, beyond our initial therapeutic focus on GI-related pathology triggered by major surgeries.

Our Strategy

By leveraging our expertise in protease-mediated diseases and dysregulation of the intestinal epithelia barrier, our strategy is to create a broad portfolio of innovative oral therapeutics that target serious diseases associated with the breakdown of this barrier. The key components of our strategy are to:

1.	Pursue approval of our lead drug candidate LB1148 for its first indication to accelerate the return of GI function associated with gut hypoperfusion injury in pediatric patients who undergo congenital heart defect repair surgery and, if approved, commercialize LB1148 for this indication in the United States. The FDA has granted Fast Track designation for the development program of LB1148 for this indication.

2.	Pursue approval of LB1148 for the reduction of postoperative adhesions following major surgeries. Studies have shown that postoperative intra-abdominal adhesions develop in up to 93% of surgery patients. Adhesions are a costly postoperative consequence of surgery for patients. They can cause bowel obstruction and can require hospitalization or even corrective surgery. Due to its oral route of administration and results from our preclinical and early-stage clinical trials, we believe LB1148 has the potential to be an oral agent for reducing postoperative surgical adhesions. To our knowledge there are no other oral drugs approved or pending approval for this indication. Results from animal studies demonstrated that LB1148 may reduce the number of postoperative adhesions. Additionally, in a completed investigator-sponsored open label Phase 1 clinical trial focused on safety that was not powered for efficacy analysis in patients undergoing elective bowel resection surgery, the three patients treated with LB1148 who were assessed for postoperative intra-abdominal adhesions. For two of these patients, the patient had no intra-abdominal adhesions at the time of the follow-up surgery. The third patient’s follow-up surgery was conducted by a surgeon who was not participating as an investigator in the clinical trial, and so the extent and severity of adhesions were not formally assessed. Although an official evaluation of adhesions was not provided, the surgical notes do not describe any adhesions during the surgery. Although these are early data in a limited number of patients, we believe that they support our ongoing Phase 2 clinical trial to evaluate the impact of LB1148 on return to bowel function, length of stay, and postoperative intra-abdominal adhesions.

3.	Build sales and marketing capabilities to commercialize our product candidates in the United States and European Union. If approved, we plan to develop and commercialize our product candidates in major markets and establish distributor networks or strategic partnerships in smaller markets.

4.	Leverage our expertise in protease-mediated diseases and the GI tract to efficiently expand our product candidate pipeline to address chronic conditions. Many chronic endocrine and inflammatory diseases are associated with chronic proteolytic enzyme leak from the GI tract. Using our understanding of digestive protease biology of the GI tract we have developed a proprietary whole-blood assay to measure the activity of specific proteases. In conjunction, we have acquired an exclusive license to synthetic protease substrates and methodologies for analyzing human clinical samples associated with a broad spectrum of conditions and disorders. Together, these assets form a platform for novel drug discovery and highly efficient patient selection and measurement of ex vivo clinical response during drug development.

Unmet Needs in Intestinal Barrier Dysfunction and the Opportunity for LB1148

The Intestinal Barrier in Health and Disease

The intestinal mucosal barrier plays a key role in both acute critical-care medical conditions and burdensome chronic diseases.

The intestinal epithelium, which forms the inner lining of the intestinal tract, is a highly regulated and semi-permeable barrier that maintains a delicate balance. It helps facilitate nutrient absorption while also protecting the mucosa from the harsh environment of the intestine, whose contents includes corrosive secretions, invasive pathogens, potentially harmful dietary antigens, and proteases. The intestinal epithelium requires proper oxygenation and blood to maintain its integrity and confer protection against damaging events that can compromise mucosal barrier function.

A wide variety of events can cause the breakdown of the intestinal mucosal barrier, including physical injuries resulting from incisions and mechanical manipulations during abdominal surgery, metabolic injuries resulting from prolonged hypoperfusion (low blood flow) and disruption of blood flow during CV surgery, pathological damage resulting from the body’s response to life-threatening infections that could then progress into sepsis, septic shock, multi-organ dysfunction syndrome (“MODS”), and acute respiratory distress syndrome, as well as chronic inflammatory diseases. If compromised, the mucosal barrier can allow proteases to leak into intestinal tissues, damaging the GI tract and triggering widespread pathology throughout the body.

During CV surgery, to repair cardiac defects, the surgeon requires a bloodless, motionless surgery area. To stop the motion of the heart and lungs, blood flow is diverted through a cardiopulmonary bypass pump to allow blood, oxygen, and nutrients to circulate throughout the body while the heart and lungs remain motionless. The cardiopulmonary bypass pump preferentially directs blood to the vital organs, such as the brain, heart, and lungs by diverting blood from the mesenteric organs. This diversion of blood causes a prolonged period of low blood flow to the intestines that can lead to damage to the intestinal epithelium. As a result, digestive enzymes may leak into the intestinal wall and eventually gain access to the lymphatic and circulatory systems, causing local tissue damage, initiating inflammatory cascades and aberrant cell signaling, activating immune cell infiltration, and driving intestinal organ dysfunction.

During GI and abdominal surgeries, surgeons handle, manipulate, and often make incisions in the bowel, which can cause bruising, lesions, and microscopic tears to the mucosal barrier. Consequently, surgical patients may experience a delayed return of normal GI function, impaired motility in the intestine (ileus), and intestinal scar tissue (adhesion) formation. These complications can lengthen recovery time, increase hospital readmissions, and cause long-term consequences with a high disease burden. Additionally, intestinal damage may compromise the organ mucosa, a barrier that confines digestive enzymes within the intestine. Leakage of these digestive enzymes across the barrier can cause and exacerbate local tissue and organ damage.

Postoperative Ileus and Return of Bowel Function in Adults

Patients undergoing GI or CV surgery often experience some degree of GI dysfunction, or delayed return of GI function, manifested by a transient cessation of bowel motility, or postoperative ileus (“POI”). Bowel function typically returns three to five days after abdominal surgery. However, about 8.5% of abdominal surgery patients experience severe POI that delays bowel function by six or more days. Some procedures result in ileus incident rates of over 20%.

Prolonged POI is a serious complication of GI or CV surgery, resulting in increased morbidity, longer hospital stays, and higher costs. Patients experience bloating and major abdominal pain and, with extended lengths of stay in the hospital, may be at increased risk of hospital acquired infections. The mechanism of POI is likely multifactorial, involving digestive proteases, the nervous system (specifically the autonomic and enteric nervous systems), inflammation (mast cell inflammatory process), hormones, neuropeptides, anesthesia, and narcotics.

There are key milestones for patients to meet prior to discharge following major surgery, which include return of bowel function, infection source control and pain management. Current antibiotics and analgesics can greatly help achieve two of these milestones, yet there is still unmet need for therapeutics to help improve return of GI function.

As the primary criterion impacting the time to hospital discharge, return of bowel function has a direct effect on medical expenses. In the United States, the average daily hospital expense is approximately $2,400 and, due to delayed discharge, POI has an estimated economic impact in the United States of $2 billion per year. By reducing the length of stay after major surgeries that impact bowel function, effective POI treatments can decrease medical costs and improve patient outcomes.

Current Therapies

Some hospitals implement Enhanced Recovery After Surgery (“ERAS”) protocols to assist patients overcome POI, which can include early mobilization, early feeding, standardized analgesic regimens, and fluid restriction. Such protocols have not been standardized, however, and even if ERAS implementation may decrease POI, we believe that they likely lead to small, incremental improvements and that there remains a large unmet medical need for therapeutics.

Present therapeutic options for POI are limited with unclear efficacy. Currently, the only approved pharmacological therapy for POI is ENTEREG® (Alvimopan) marketed by Merck & Co., Inc. in the United States. Alvimopan is a Mu opioid receptor antagonist indicated to accelerate the time to upper and lower gastrointestinal recovery following surgeries that include partial bowel resection with primary anastomosis. ENTEREG® is not widely prescribed for GI surgery patients. We believe that this may be due to many factors including a ‘black-box’ warning requiring use only through a restricted program for short-term use (REMS protocol), contraindications and other safety concerns, complex logistics in obtaining, storing, and administering it and its high cost. Most notably, the ENTEREG® prescribing information carries a warning for increased risk of myocardial infarction. We believe that there is a high unmet need for treatments indicated to reduce the time to postoperative return of bowel function and reduce post-surgical POI.

Commercial Opportunity

There remains an unmet need for POI treatments that are safe, effective and simple to administer. For each day that hospital length of stay is reduced following major surgery, patient outcomes are improved and substantial cost savings are realized. Annually in the United States alone, there are 1.1 million open heart surgeries and 5.5 million abdominal surgery procedures in patients who may benefit from treatments to improve return of bowel function.

Return of GI Function Following Neonatal Cardiovascular Surgery and Necrotizing Enterocolitis

Approximately 40,000 infants are born each year in the United States with congenital heart defects. These heart defects are the number one cause of birth defect-related death. Improvements in surgical and medical care have enabled surgical correction of complex congenital heart defects at very early ages in infants that are only a few days to weeks old. While advances in surgical techniques, cardiac bypass, and perioperative management have improved outcomes for children born with congenital heart defects, these children may continue to have significant GI tract driven morbidities including postoperative malnutrition, NEC, MODS, sepsis and neurocognitive delays.

We are developing LB1148 as a potential treatment to reduce the time to return of GI function following open-heart surgery for congenital heart defects in children. Similar to CV surgery in adults, damage to the intestinal mucosal barrier of the small and large bowel can occur after transient hypoperfusion associated with cardiopulmonary bypass pump-use during surgery. Surgeries conducted “on pump” are frequently associated with feeding difficulties during recovery, which may lead to long-term nutritional challenges. Patients with feeding deficits and poor nutrition have slow recovery, delayed neurodevelopment, poor healing, weak myocardial performance, higher incidence of gastroesophageal reflux and dysphagia, abnormal neurodevelopment (including risk of ADHD and potentially autism), protein-losing enteropathy, and total parenteral nutrition use, and feeding tube dependency. Further, the milestones of return of bowel function and sustained full volume feeding constitute the key criteria for discharge from the ICU. A stay in the neonatal ICU following CV surgery can last from weeks to months, with costs exceeding $400,000.

Neonatal cardiac surgery patients are also at high risk developing of NEC, a devastating disease that remains the most threatening gastrointestinal complication in newborns leading to high mortality and morbidity. In NEC, there is a profound disruption in the mucosal barrier and the intestine becomes inflamed. The breakdown of the intestinal mucosal barrier observed during NEC may permit the leakage of digestive enzymes and bacteria into the underlying tissue. The subsequent infection and inflammation can cause extensive damage in the bowel wall. This results in tissue damage and loss to the newborn’s colon. Common complications of NEC include neurodevelopmental delay, failure to thrive, gastrointestinal problems including strictures and adhesions, cholestasis, and short bowel syndrome with or without intestinal failure that can be difficult to manage. NEC develops in up to 18% of neonatal cardiac surgeries, resulting in a 29.6-day longer ICU stay than patients who do not develop this postoperative complication and increasing costs by as much as approximately $180,000.

Current Therapies

Advances in cardiac surgical techniques and assistive technologies over the past few decades have greatly reduced the mortality in neonates undergoing cardiac surgery. The increased survival rates reflect the collaborative efforts of surgeons, cardiologists, anesthesiologists, and intensive care specialists. But they also highlight the complementary and crucial need for improving long-term development outcomes, including growth and neurodevelopment measures, by reducing the time after surgery to restore GI function and return to full feeding. Currently, however, no reliable treatments are available to improve the time of GI recovery in neonates that have successfully completed surgery.

Commercial Opportunity

There are approximately 150,000 CV surgeries a year in the United States to correct heart defects. Approximately 13% of congenital heart defects are performed on neonatal children. We believe that LB1148 clinical studies may present an opportunity to improve long-term developmental outcomes by reducing the time to return to normal postoperative GI function.

There is no available approved therapy for pediatric patients approved to treat GI dysfunction associated with hypoperfusion episodes resulting from CV surgery. Thus, there is an unmet need.

As in adults CV surgery, hypoperfusion occurs during CV surgery in neonates, leading to intestinal barrier damage, loss of bowel function and feeding intolerance. Through its inhibitory action on digestive enzymes, we believe that LB1148 may confer multiple benefits: (1) preserving gut barrier integrity and accelerating recovery of GI function; (2) decreasing the time to normal feedings and bowel movements; (3) reducing the length of stay in the ICU and in the hospital; and (4) reducing the incidence of NEC. In turn, expedited recovery and feeding are expected to improve long-term outcomes, including developmental milestones and neurological outcomes.

Post-Operative Adhesions

Intra-abdominal adhesions are bands of scar tissue that form inside the abdomen. The fibrous bands form between two or more organs and/or surfaces that are not normally connected, causing the surfaces to become adherent or bound together. As a result, intra-abdominal adhesions can kink, twist, pull, or compress the intestines and other organs in the abdomen, causing symptoms and complications, such as pain, bloating, intestinal obstruction or blockage.

Abdominal adhesions are common and often develop after open or laparoscopic abdominal surgery. In surgery with an open approach, the surgeon makes a large incision to open the abdomen or pelvis, whereas in laparoscopic surgery, the surgeon makes small openings in the abdomen and inserts special tools to view, remove, or repair organs and tissues. Adhesions may arise during these abdominal surgeries by a variety of mechanisms. We believe that injuries resulting from incisions, sutures, surgical manipulation, bleeding, and hypoperfusion can lead to leakage of digestive proteases. We believe that digestive enzymes escaped from the intestine may create proteolytic damage to the mesothelial surface. The body’s response is to grow new scar tissue to heal the damage. When the new scar tissue grows it can connect these surfaces with adhesions. It is estimated that these postoperative intra-abdominal adhesions may develop in up to 93% of patients undergoing abdominal or pelvic surgery.

Although many patients with intra-abdominal adhesions are asymptomatic, a significant portion of patients will develop “adhesive disease,” a symptomatic state ranging from a variety of chronic, highly distressing, and even life-threatening symptoms. Up to approximately 6% to 10% of cases require follow-up medical care. Abdominal adhesions are the most common cause of obstruction of the small intestine which can lead to the death of intestinal tissues, peritonitis (an infection of the lining of the abdominal cavity) and, in severe cases, death. In fact, although adhesion related bowel obstruction is the number ten cause of emergent surgery, intestinal obstruction from adhesions is one of the top causes of emergency surgery death in the United States. In women, abdominal adhesions in the abdomen and pelvis can compress, deform, or block parts of the reproductive system and leading to infertility.

Abdominal adhesions account for a significant portion of hospitalizations in the United States. A 2011 study reported, for example, that more than 18% of hospitalizations were related to abdominal adhesions, accounting for 948,000 days of inpatient care annually at an estimated cost of $1.18 to $2.3 billion.

Current Therapies and Approaches

In addition to the high cost, corrective surgeries to remove intra-abdominal adhesions can, themselves, trigger the growth of new postoperative intra-abdominal adhesions, initiating a cycle of new adhesion growth and subsequent clinical consequences. Surgeons performing abdominal procedures may take extra precautions to help lower the incidence of adhesions. These precautions can include opting (where possible) for laparoscopic surgery versus open surgery; minimizing tissue handling and manipulation during surgery; and reducing foreign contaminants by using powder-free gloves and lint-free instruments. Such cautionary measures can reduce, but do not eliminate, adhesions; despite good surgical techniques, adhesions still form.

Abdominal surgery may also include the adjunctive use of barrier products to help keep mesothelial surfaces separated as they heal, thereby reducing adhesion formation. Such adjunctive products have variable efficacy, and many are not amenable to laparoscopic procedures.

Commercial Opportunity

As adhesions can develop following GI and abdominal surgeries, we believe LB1148 may reduce this risk in more than 5.5 million surgical patients per year in the United States. More directly, we believe that LB1148 may reduce the subsequent need for corrective surgeries to lyse adhesions.

With at least 400,000 adhesion lysis procedures performed annually in the United States, at a cost of $2.3 billion, adhesion-related complications (“ARCs”) are responsible for 57% of chronic postoperative pain and account for 56% to 75% of small bowel obstructions (“SBOs”). In turn, SBOs are among the ten most frequent emergency surgeries, accounting for 80% of emergency-surgery-related deaths. Uterine adhesions, frequently arising after abdominal and pelvic surgeries are associated with a high rate of infertility. The market and unmet need for adhesion prevention is substantial, and, as an oral therapeutic, we believe that LB1148 may offer distinguishing benefits for both patients and providers. We propose that in clinical studies LB1148 may be able to demonstrate long-term improvement in ARCs that disproportionally impact healthcare costs, clinical outcomes, and quality of life.

For abdominal and gynecological surgery patients, we believe LB1148 may reduce the overall length of stay in the hospital settings, resulting in fewer complications and a lower risk of falls and hospital-related infections. In addition, we believe LB1148 may reduce the time to return of bowel function, reduce the duration of POI, allowing earlier removal of a nasogastric (“NG”) or orogastric (“OG”) tube and decrease the need for intravenous medicines.

Our Lead Product Candidate, LB1148

Overview

LB1148 contains a broad-spectrum serine protease inhibitor, TXA, and is formulated as an aqueous solution for oral (or enteral) administration. In addition to TXA, the patented LB1148 formulation contains polyethylene glycol, carbohydrates, and electrolytes. The components of LB1148 are provided as dry powders for reconstitution in water prior to administration. Such reconstitution may be carried out in a pharmacy (by a pharmacist), or in an outpatient setting (by a patient).

The potential of LB1148 relies on its formulation as a liquid composition for oral administration, which is designed to stop the downstream effects of a disruption of the intestinal mucosal barrier. LBS is not aware of any other approved oral TXA-containing liquid compositions in the marketplace suitable for such administration.

We believe that LB1148, if successfully developed and approved, may have the ability to become the standard of care across a broad range of acute and chronic conditions associated with GI barrier dysfunction.

Safety and ease of administration

The active ingredient in LB1148, TXA, has been evaluated in human clinical trials and in tens of thousands of patients. Supporting these observations is also over 40 years of post-marketing data from approved TXA products. Numerous studies and regulatory bodies have concluded that TXA administration, while accompanied by a potential increased risk of thrombosis and rare hypersensitivity, is generally safe and well-tolerated. Significant side effects are rare. This consensus is further supported by the acceptance of TXA as an over-the-counter medicine for treating heavy menses in multiple countries, including the United Kingdom, Japan, and Sweden.

Reduction of acute complications associated with delayed return of postoperative bowel function

Preliminary data from preclinical and clinical studies lead us to believe that LB1148 may protect the mucosal barrier and neutralizes digestive enzyme leakage, and promotes return of bowel function after surgery.

By accelerating return of bowel function and reducing length of stay in surgical patients, we believe LB1148 may be able to improve patient outcomes, decrease health care costs, and increase operating margins for providers. Furthermore, we believe that that these benefits may extend to newborns undergoing CV surgery, expediting bowel recovery and return to normal feedings to improve long-term outcomes, especially in neurodevelopment.

Reduction postoperative adhesions and associated long-term complications

Data from preclinical and clinical studies suggest that LB1148 administration may prevent postoperative adhesions in surgical patients. Postoperative adhesions are costly for patients and hospitals. Postoperative adhesions are the number one cause of secondary infertility in women; the most common cause of bowel obstruction, accounting for up to 75% of cases; and the tenth most frequent cause of emergency surgeries. They also account for 80% of emergency surgery deaths and more than 400,000 adhesion lysis surgeries annually in the United States.

By preventing or minimizing adhesions in surgical patients, we believe that LB1148 may minimize numerous medical complications and reduce the need for additional surgeries or other treatments, benefiting both patients and providers.

Clinical Development of LB1148

Completed Clinical Trials

CV Surgery Phase 1, LBS-IST-CVS-101

LBS-IST-CVS-101 was a single-blind, investigator-sponsored trial conducted in Taipei City, Taiwan, under the oversight of a local ethics committee. This trial investigated the potential of LB1148-Z (an earlier formulation of TXA that differs in the inactive ingredients from our current LB1148 formulation) to ameliorate systemic inflammatory response syndrome in patients after open heart surgery. This clinical trial enrolled 49 patients. 28 patients received treatment with LB1148-Z and 17 patients were control patients.

The primary endpoints for this trial were mortality, morbidity (assessed from hepatic and renal function), and length of hospital and ICU stay. In general, there were no meaningful differences in the demographics of patients between treatment groups. Although not statistically significant, patients in the LB1148-Z treatment group spent an average of 0.6 days less in the hospital and 1.0 days less in the ICU than the patients in the control group. Statistical significance is a determination by an analyst that the results in the data are not explainable by chance alone. Statistical hypothesis testing is the method by which the analyst makes this determination. This test provides a p-value, which is the probability of observing results as extreme as those in the data, assuming the results are truly due to chance alone. A p-value of 0.05 or lower is often considered to be statistically significant.

The secondary endpoints for this trial were inflammation (assessed from white blood cell count (“WBC”)), cardiac output, and pancreatic enzyme activity. Mean WBC counts on day 2 were significantly lower in the LB1148-Z treatment group 11.2 ± 3.4×109/L compared to the control group 13.6 ± 3.6×109/L (p=0.02). The absolute reduction from postoperative baseline was also significantly lower in the LB1148 group 1.8 ± 4.9×109/ on Day 2 whereas WBC counts (an indicator of inflammation) continued to increase in the placebo group 2.0 ± 2.9×109/L (p=0.01).

Safety evaluation for this trial suggests that LB1148-Z was well tolerated in this sensitive surgical population. There were no LB1148-related deaths or treatment discontinuations. The only death of a patient in this clinical trial was in the placebo group. The incidence of adverse events (“AEs”) was similar between treatment groups; 52% for LB1148 and 56% for the placebo group. The most frequent AEs were thirst and abdominal fullness. Abdominal fullness was more frequent in the LB1148 treatment group (32%) compared to the placebo group (11%). There were no statistically significant differences between treatment groups in laboratory measures.

The results from this trial suggest that LB1148-Z was well-tolerated and safety evaluations showed no meaningful differences from placebo. Efficacy assessments provide preliminary potential benefit of LB1148-Z in reducing post-surgical inflammation and a trend towards shortened duration of hospitalization following surgery. On the regulatory front, these data may be used to support the safety of LB1148 in surgical patients as part of an eventual NDA filing with the FDA.

CV Surgery Phase 2, LBS-IST-CVS-201

LBS-IST-CVS-201 was a Phase 2, single-site, randomized, double-blind, placebo-controlled, investigator-sponsored clinical trial, that enrolled 120 patients at a Heart Center in Taipei City, Taiwan, under the oversight of their local ethics committee. This trial was completed in September 2019. This trial evaluated return of bowel function in patients undergoing coronary artery bypass grafting and/or heart valve replacement surgery requiring cardiopulmonary bypass.

Patients were randomized in a 1:1 ratio between the two treatment arms: LB1148 or placebo. Each patient was administered the first dose via NG/OG tube in conjunction with surgery, and then received the second and third doses daily following the day of surgery. The patients were followed for outcomes for 30 days. The primary endpoint for this clinical trial was improved return to normal bowel function following surgery. Return to normal bowel function was measured as the time from the end of surgery to the first postoperative bowel movement. Secondary endpoints included length of ICU stay, length of hospital stay, organ function, inflammatory response, glucose control and mortality rate.

Generally, treatment with LB1148 was well tolerated. AEs were similar between the treatment groups and not considered unexpected for the subject population. None of the AEs or serious adverse events (“SAEs”) reported were considered drug-related by the sponsor-investigator. Substantially all of the SAEs resolved without lasting consequence with the exception of cardiogenic shock which resulted in death for a patient in the placebo group.

As shown in the left figure below, the LB1148-treated group demonstrated a significant improvement of approximately 30% in the median time to return of normal bowel function as compared to the placebo treatment group (p<0.001).

Top line data from this trial demonstrated that patients treated with LB1148 had a mean length of stay in the ICU of 1.0 fewer days than patients in the placebo group and a mean length of hospital stay of 1.1 days fewer than patients in the placebo group. Although these differences did not reach statistical significance because the study was not statistically powered to do so, we believe they demonstrate the merit of continued inclusion and evaluation of length of stay in our ongoing and planned clinical trials of LB1148 in surgical indications.

GI Surgery Phase 1, LBS-IST-POI-101

LBS-IST-POI-101 was a Phase 1, single-site, open-label, investigator-sponsored trial that enrolled 11 and evaluated 10 patients at a hospital in the United States. The trial evaluated the use of LB1148 for safety and preliminary efficacy in subjects undergoing elective bowel resection.

Patients received a 700 mL of LB1148 as a split dose 2 to 12 hours prior to bowel resection surgery. GI function (necessity for postsurgical NG tube placement, presence of postsurgical vomiting, time to first flatus and bowel movement, time to toleration of a liquid and solid diet) was accessed on each hospital day until discharge or Day 14 (whichever came first). Hospital length of stay (time to hospital discharge order written) was measured, with a safety follow-up on Day 30.

Generally, treatment with LB1148 was well tolerated. AEs were not considered unexpected for the patient population. None of the AEs or SAEs reported were considered drug-related by the sponsor-investigator. Substantially all SAEs resolved without lasting consequences with the exception of cardiogenic shock which resulted in death for a patient in the placebo group.

The mean time for a first bowel movement in LB1148-treated patients in this clinical trial following surgery was 2.43 days, which is 2.27 days faster than the mean time of 4.7 days for the placebo-treated patients in a third-party clinical trial of the approved-drug, ENTEREG®, which enrolled a similar elective bowel resection surgery patient population. Although this was an open-label study comprising only a single arm (LB1148) with a small number of patients, the mean time for a first bowel movement in patients in this clinical trial following surgery compares favorably to those from the pivotal trials used for regulatory approval of ENTEREG® (17 hour faster return of bowel function and 7 hour shorter length of hospital stay).

Upon admission, a patient is typically admitted under a billing code that is associated with an expected geometric mean length of stay (“GMLOS”). The GMLOS is derived from hundreds of thousands of admissions and, as the title indicates, represents an expected mean length of stay. The actual length of stay of patients treated with LB1148 in this clinical trial was compared to the expected GMLOS. LB1148 treated patients had statistically significant shorter hospital length of stay, when compared with expected length of stay based on their billing code at admission, as depicted in the following figure.

Moreover, the length of stay improvement in LB1148-treated patients of an average of 1.3 days, compares favorably to length of stay improvements previously reported from clinical trials of ENTEREG® which were between 0.3 days and 0.7 days.

Three of the eleven patients enrolled underwent follow-up surgical procedures. For two of these patients, the patient had no intra-abdominal adhesions at the time of the follow-up surgery. The third patient’s follow-up surgery was conducted on an emergent basis 14 days postoperatively by a surgeon who was not participating as an investigator in the clinical trial, and so the extent and severity of adhesions were not formally assessed. Although an official evaluation of adhesions was not provided, the surgical notes do not describe any adhesions during the surgery.

Although these are early data in a limited number of patients, we believe that they may support our ongoing Phase 2 clinical trial to evaluate the impact of LB1148 on return to bowel function, length of stay, and postoperative intra-abdominal adhesions.

Ongoing Clinical Trials

GI Surgery Phase 2, LBS-POI-201

LBS-POI-201 is a multicenter, randomized, double-blind, parallel, placebo-controlled, adaptive design, proof-of-concept Phase 2 study of LB1148 in patients undergoing bowel resection. The study is currently enrolling patients in the United States to evaluate a pre-operative dose of LB1148 as compared to placebo, with the purpose of establishing preliminary evidence of efficacy safety and tolerability of LB1148, for the treatment of POI and prevention of intra-abdominal adhesions in patients undergoing elective bowel resection. Enrollment is ongoing in the trial, with up to 120-200 anticipated patients.

All randomized patients are divided between two treatment groups (LB1148 or placebo) in a 1:1 ratio stratified by: (1) surgical approach (either minimally invasive technique or laparotomy), and (2) with or without a planned stoma. Patients with a planned repeat abdominal operation (stoma takedown), are expected to participate in the study until the repeat abdominal operation and intra-abdominal adhesion assessments have been completed. For the planned second surgery, the exploratory endpoints include physician-recorded values for the extent and severity of visible intra-abdominal adhesions using an assessment worksheet recorded at both the first and second surgeries, and physician assessment of the clinical consequences of the visible intra-abdominal adhesions on bowel function and pain.

Patients receive 700 mL of LB1148 (or placebo) administered as a split dose in the two to ten hours prior to surgery. The primary endpoint is time to recovery of GI function as defined by achieving GI2 (defined as time from end of surgery to first toleration of solid food and first bowel movement). The secondary endpoints include hospital length of stay, time to GI3 (time to toleration of solid food and first flatus or first bowel movement), time to resolution of POI (if present), and time to resolution or appearance, as appropriate, of one or more of the components common to GI dysfunction following elective bowel surgery with or without a planned stoma. In addition, at the time of second surgery (if required), the extent and severity of adhesions is evaluated, as well as their impact abdominal pain, and the incidence of bowel obstruction and hospital re-admittance through 30 days postoperatively.

A multicenter randomized double-blind phase 2 clinical study that is substantially similar to LBS-POI-201 is currently being performed by Newsoara in China under exclusive license from Leading BioSciences, Inc. Under this exclusive license, LB1148 is being developed for return of bowel function, reduction of adhesions, and sepsis.

Planned Clinical Trials – Neonatal CV Surgery

Our future clinical development plans include developing LB1148 as a therapy for use in pediatric heart surgery. Despite the high success rates of the CV outcomes of such surgeries, long-term outcomes are more problematic, and largely dependent upon the speed of recovery of postoperative GI function including the time to return to full feedings. By protecting gut barrier integrity, we believe LB1148 may accelerate return of bowel function, allowing neonates to more quickly return to normal full volume feedings and bowel movements.

In the second half of 2021, we are planning to initiate a randomized, double-blind, placebo-controlled, multicenter Phase 2 clinical trial of LB1148 in neonatal patients undergoing elective on-pump open-heart surgery to correct congenital heart defects. We anticipate that this clinical trial will enroll 100 patients and to have data from the first ten patients in 2021. The primary objective of this clinical trial will be time to measure recovery of GI function and the secondary objective will be time to return to normal feeding, length of ICU and hospital stay and prevention of NEC.

In turn, we believe LB1148 may reduce length of hospital stay for neonates, lowering costs and reducing the need for intensive care resources. Over the patient’s life, expedited recovery is hypothesized to improve long-term outcomes, such as growth, neurological development and cognitive function, which will not be studied directly in this study.

Regulatory Considerations for LB1148

The LB1148 final drug product contains polyethylene glycol 3350 (“PEG”). In certain circumstances, in different countries and across different regulatory authorities, PEG may be regulated as an inactive ingredient, a medical device, or an active ingredient. We believe that the PEG in LB1148 is not an active ingredient and therefore should be classified as an inactive ingredient. Our regulatory strategy is to develop LB1148 as a product with one active ingredient and not as a combination product. We are planning to initiate communications with the FDA about our development plans for LB148 and there remains uncertainty about how the FDA or other regulatory agencies will classify the PEG in LB1148. If the FDA regulates LB1148 as a combination product containing the active ingredients of TXA and PEG, the trial design of pivotal trials for LB1148 may require more than one comparator arm, and have to include a trial arm that includes only TXA, without PEG. Currently the comparator arm for clinical trials of LB1148 (e.g., LBS-IST-CVS-201 and LBS-POI-201) generally compares LB1148 to a placebo and the placebo contains all excipients (including PEG) in LB1148 except TXA. LBS believes that it would be impractical, unfeasible, or unethical to include a comparator arm that would include TXA without PEG. Importantly, before GI surgery, most patients undergo a bowel prep. Traditionally, the standard of care for bowel prep includes PEG. Therefore, including an arm of a clinical trial that would not allow for a standard bowel prep containing PEG may be impractical. In the case of pivotal trials for neonatal CV surgery for which there is currently no treatment and the FDA has granted Fast Track designation to LB1148 for this indication, Further, we believe it would be unethical to include a second comparator arm to the trial design (one without PEG) where no efficacy would be expected.

Preclinical Studies of LB1148

TXA Safety Studies

Consistent with its widespread use in humans over the past several decades, TXA, the active ingredient in LB1148, shows a wide safety margin in preclinical toxicology studies.

As reported, for example, in the Canadian Monograph for Cyklokapron (brand name for TXA), the acute toxicity of TXA was analyzed across multiple time points (24 hours, 48 hours, 7 days) in several animal models (mice, rats, rabbits and dogs), following IV, intraperitoneal (“IP”), subcutaneous and oral administration. The lethal oral doses exceed 5-10 g/kg body weight (“BW”) in all studied species, and the IV LD50 was approximately 1-1.5 g/kg BW in mice, rats and dogs. In six subacute toxicity studies, daily doses of TXA were administered orally to rats (1-5 g/kg for ten weeks) and dogs (100-500 mg/kg for four months); to dogs (20-500 mg/kg for one month and 1 g/kg for three days) and to rabbits (60-180 mg/kg IV for 13 days); and IP to rats (0-1000 mg/kg for two weeks). Dose-related emesis, loose stools or diarrhea, and decreased BW gain were the main drug-induced findings in the oral and IP studies.

LB1148 in Animal Models of POI and Intra-abdominal Adhesions

A number of preclinical studies have evaluated the use of LB1148 in treating POI and intra-abdominal adhesions. Collectively, we believe these preclinical studies support the hypotheses that LB1148 may improve postoperative GI function and prevent tissue damage linked to luminal digestive enzyme leak and reduce postoperative adhesions. Key supportive studies evaluating the LB1148 are described in detail.

Reduction of Postoperative Intra-abdominal Adhesions with Enteral LB1148

This study tested whether enteral LB1148 would be superior to enteral vehicle in preventing intra-abdominal adhesions in a rat model of surgical adhesions. A total of 20 rats (n=10/group) were randomized to either enteral vehicle or enteral LB1148. Enteral treatment was administered orally two hours prior to abdominal surgery. This timing was utilized because it paralleled a pre-operative oral administration prior to a surgery in man.

Following laparotomy, the latex glove-induced adhesion model was utilized by gently rubbing the intestine with a latex glove ten times. On postoperative Day 28 the number and severity of postoperative intra-abdominal adhesions was quantified. The severity (size) of each adhesion was scored from 0 to 4 with a 4 being the most severe.

All animals recovered without consequence. As shown in the figure below, the group that received enteral LB1148 prior to surgery had a significant reduction in the number of adhesions (p<0.01) compared to the enteral vehicle group.

In addition, the group that received enteral LB1148 prior to surgery had a significant reduction in the severity (size) of adhesions (p<0.01) at postoperative Day 28 as compared to the group given vehicle, as shown in the Figure below.

These results demonstrate that a single enteral administration of LB1148 is sufficient to decrease both the number and severity (size) of adhesions in a model of surgery-induced abdominal adhesions.

Enteral LB1148 Improves Return of Bowel Function and Reduces Intra-abdominal Adhesions Compared to Vehicle in a Model of Laparotomy with Bowel Resection and Anastomosis

The leak of pancreatic digestive enzymes across the compromised GI mucosal barrier can contribute to local and remote injury. This study tested the hypothesis that enteral administration of LB1148, if given prophylactically, improves early recovery of GI function and reduces postoperative intra-abdominal adhesions.

A total of 16 rats (n=8/group) were administered enteral LB1148 or vehicle two hours before a surgical model of small bowel resection and anastomosis designed to mimic the identical surgery in man. A one centimeter bowel resection and primary anastomosis was created. Oral intake, fecal output, water consumption, and a morbidity were monitored daily for five days.

All animals recovered without consequence except one vehicle-treated control, which had anastomotic leak, peritonitis, and death. Enteral blockade of proteases by oral administration of LB1148 significantly improved postoperative GI function as measured by food consumption and bowel recovery (measured by fecal output, depicted in the figure below).

In addition, oral administration of LB1148 significantly improved post-surgery water consumption and morbidity score (measured by activity level, as shown in the figure below).

Taken together, these data show that pre-operative treatment with LB1148 demonstrated uniform and statistically enhanced return of bowel function as measured by food and water consumption, fecal output, and general activity. Notably, differences in bowel function and morbidity were present as of postoperative Day 1, suggesting early recovery of function after bowel resection.

LB1148 administration also significantly reduced the number of adhesions (p<0.001) at 28 days, as shown in the following figure.

In summary, these results show that LB1148 significantly enhances early GI recovery in this model of open bowel surgery and significantly reduces the number of intra-abdominal adhesions.

LB1148 in Animal Models of Mesenteric Hypoperfusion

A number of preclinical studies have evaluated the impact of enteral LB1148 on mucosal barrier integrity and function in models of shock/hypoperfusion and ischemia. Collectively, these preclinical studies support the hypotheses that LB1148 can protect the GI tract from the damaging consequences of shock, including shock resulting from hypoperfusion. These observations underscore the potential utility of LB1148 in major surgeries that can impact the mucosal barrier. Key supporting studies evaluating the LB1148 are described in detail:

LB1148 Reduces Intestinal Injury in a Rat Model of Intestinal Hypoperfusion

The objective of this study was to evaluate LB1148 in preserving mucosal barrier integrity and reduce tissue injury in a rat model of intestinal hypoperfusion. LB1148 or control was administered orally two hours prior to intestinal hypoperfusion injury. Bowel injury was initiated by occluding the superior mesenteric artery for a period of 30 minutes. After the hypoperfusion period, perfusion was resumed for a period of two hours, followed by necropsy. The number and percent of intestinal villi that were undamaged and damaged were quantified.

As shown in the following figure, the percentage of intact villi was significantly higher (p<0.01) in animals treated with LB1148 versus the control.

Representative histological micrographs of LB1148-treated and control-treated villi are shown below (with a description of morphological differences):

•	Continuous epithelial barrier

•	Intact villi structure

•	Robust basal membrane structure

•	No tissue damage

•	Permeable epithelial barrier

•	Loss of villi tissue

•	Basal membrane compromised

•	Lymph vessel damage

These data demonstrate that LB1148 preserved the mucosal barrier and reduced villi tip damage following shock/hypoperfusion injury.

LB1148 Reduces Intestinal Injury in a Rat Model of Hemorrhagic Shock

The objective of this study was to evaluate LB1148 in preserving mucosal barrier integrity and reduce tissue injury in a rat model of hemorrhagic shock. Hemorrhagic shock was initiated by reduction of blood volume (about 40% of whole blood volume based on 6% body weight) to achieve a blood pressure of 35 mmHg (47.58 cm H2O) for a period of two hours. After the shock period, rats were resuscitated and mean arterial blood pressure was stabilized, and LB1148 or control was administered internally. The magnitude of hemorrhagic shock was similar in each group. Two hours after enteral loading, rats were sacrificed, and intestinal tissues were harvested for histological examination. The number and percent of intestinal villi that were undamaged and damaged were quantified.

As shown in the following figure, the percentage of intact villi was significantly higher (p<0.01) in animals treated with LB1148 versus the control.

Representative histological micrographs of LB1148-treated and control-treated villi are shown below:

These data demonstrate that LB148 preserved the mucosal barrier and reduced villi tip damage following hemorrhagic shock.

PB101

While LBS’s lead program, LB1148, occupies a therapeutic niche directed to acute conditions, LBS is progressing a complementary strategy for PB101 for treatment of semi-acute flares associated with inflammatory bowel disease (“IBD”). PB101 is a recombinant biologic protein that is a broad spectrum digestive protease inhibitor. This protein is stable in the intestinal track and active against multiple proteases in the small and large intestines. PB101 is a preclinical development program to induce remission in IBD patients experiencing an active flare. LBS is working on a proprietary formulation of PB101 for future clinical studies and cannot predict when we will be in a position to file an IND with the FDA for this indication.

Semi-Active Chronic Conditions: Inflammatory Bowel Disease

IBD covers two principal conditions, Crohn’s disease (“CD”) and ulcerative colitis (“UC”). A hallmark of these conditions is chronic inflammation of the GI tract that can lead to long-term damage. Consequently, loss of integrity of the mucosal barrier plays a central role in IBD pathology.

CD and UC also have distinguishing features. First, CD can affect any part of the GI tract, although it frequently targets the end of the small intestine (ileum), whereas UC occurs in the large intestine (colon) and rectum. Second, the damaged areas in CD appear in patches next to area of health tissue, but they are continuous in UC, usually starting at the rectum and extending further into the colon. Third, inflammation in CD can penetrate through multiple layers of the GI wall in CD, but in UC is typically observed only in the innermost layer of the colon wall.

The symptoms of IBD vary among individual patients and may change over time. The most common symptoms of CD and UC are frequent or urgent bowel movements, diarrhea, bloody stool, abdominal pain, nausea and vomiting, and weight loss. IBD is a chronic illness, so most patients experience symptoms on and off throughout their life. Periods when little or no symptoms are present are called remissions and can last anywhere from a few months to several years.

Periods where symptoms are present or reappear are called relapses or flares. Symptom flare-ups can last from weeks to months, and they may include the same or different types of digestive problems that were present upon initial diagnosis. Typical symptoms during a flare include diarrhea, frequent bowel movements, abdominal pain, nausea and vomiting, and weight loss.

Current Treatments

Current IBD treatments include medications and surgery. Medications are meant to reduce inflammation, with some used to treat flares and some used to prolong remission once symptoms have gone away. These include aminosalicylates, corticosteroids, immunomodulators, biologic drugs, and antibiotics. Surgery is typically reserved for patients who fail to respond (or no longer respond) to medications. Up to 75% of CD patients will eventually need surgery.

CD and UC remain chronic inflammatory diseases that are not medically curable.

Protease Activity and IBD

Proteases are observed throughout the GI tract and are tightly regulated by proteolytic activation and endogenous protease inhibition. An imbalance in proteolytic homeostasis has been associated with IBD. Protein and mRNA expression of proteases from immune cells (neutrophil elastase, proteinase-3, cathepsin G, tryptase, chymase or granzymes) are increased in inflamed tissues from patients with IBD. Matrix metalloproteinases known to drive tissue remodeling are significantly increased in IBD. Proteases associated with inappropriate induction of cell death through apoptosis or autophagy are also involved and upregulated in IBD. In a third-party scientific publication, protease and protease inhibitors genes have associated with IBD. Seven genes coding for protease inhibitors were associated in increased incidence for CD; and fourteen proteases and four endogenous protease inhibitor genes were associated with UC. We believe the increase in protease activity observed in IBD may make protease inhibition by synthetic inhibitors a potential route for therapeutic intervention.

PB101 is a recombinant biologic protein with broad-spectrum serine protease inhibitory activity, that was originally developed to reduce bleeding during complex surgery. PB101 is stable in an aqueous solution for potential GI delivery and action. The protein functions as a competitive inhibitor of serine proteases and therefore can block the action of some luminal enzymes. It inhibits several serine proteases, specifically trypsin, chymotrypsin, plasmin and kallikrein. It forms reversible enzyme-inhibitor complexes between the active serine residue of the protease and the inhibitor. We believe that oral delivery may expose to the intraluminal space of the GI tract to proteolytic inhibition while avoiding potential absorption issues and thereby deliver PB101 directly to the site of therapeutic need, the lumen of the intestinal tract.

Previously published third-party studies of this protein highlight numerous properties supporting its proposed use as a liquid formulation to treat IBD (and related GI-related disorders):

1.	It is freely soluble in water and in aqueous buffers of low ionic strength.

2.	It is stable in solutions at a pH range of 1-12.

3.	It is stable as a dry or liquid formulation when refrigerated.

4.	It is a highly potent inhibitor of trypsin (Ki = 0.06 picomolar), chymotrypsin, elastase, kallikrein, and other intestinal proteases believed to drive IBD.

Peer reviewed published data from an independent laboratory suggests that intraluminal protease inhibition might improve inflammation in animal models, and we believe PB101 may demonstrate improvements in clinical studies of IBD. The supernatant from colonic biopsies from IBS patients loses its capacity to induce visceral hypersensitivity in mice if the supernatant is pretreated in vitro with a broad-spectrum serine protease inhibitor. In addition, intraluminal serine protease inhibition reduces visceral pain animal models of stress-induced visceral hypersensitivity. Further, treatment with serine protease inhibitors reversed the visceral pain response to colonic distension in rats with post-inflammatory visceral hypersensitivity and significantly decreased visceral hypersensitivity in a dose-dependent fashion.

Loss of integrity of the intestinal epithelium plays a key pathogenic role in IBD. As published recently in a peer reviewed publication, a third party studied the PB101 compound for its ability to protect intestinal tissues from proteolytic damage in an animal model of intestinal injury.  The compound was given to rats before they were subjected to mesenteric ischemia-reperfusion which blocks blood flow to the intestines for a period of time before resuming normal circulation.  Using a histopathological scoring system for intestinal damage, the compound was shown to reduce intestinal injury relative to the control (untreated) animals.  These results are summarized in the following figure:

Pipeline Development

Biomarker Assay to Support Target Identification, Drug Discovery, and Clinical Development

Many chronic endocrine and inflammatory diseases are associated with chronic proteolytic enzyme leak from the GI tract. We have a unique understanding of the protease biology of GI tract and have developed a proprietary whole-blood assay to identify the specific activities of different proteases. In conjunction, we have acquired an exclusive license to synthetic protease substrates and methodologies for use in analyzing animal samples and human clinical samples, including whole blood, associated with a broad spectrum of conditions and disorders. Together, these assets form a platform for novel drug discovery and highly efficient patient selection and measurement of clinical response during drug development.

We have correlated circulating protease activity with specific pathologies such as heart disease and IBD. To deepen our insights into these diseases, we developed a proprietary assay that currently identifies the specific activity of 17 different proteases in whole blood. We believe that this assay can be greatly expanded to identify specific proteases. Detection of systemic protease activity is important for:

Target Identification: The biomarker assay will allow us to identify diseases driven by specific digestive enzymes in plasma samples from different patient groups and allow for a better understanding of disease processes. This will allow for improved diagnostics and the discovery of specific enzymes driving disease pathology.

Drug Development: The biomarker assay will allow us to screen drugs for specificity and potency against key digestive enzymes, with a focus on identifying drugs to repair the mucosal barrier and prevent proteolytic enzyme leak.

Treatment Design: The biomarker assay will allow us to identify patients with digestive enzyme leak for inclusion in clinical studies, as well as measure response of activity and optimize therapeutic dosing/response.

We have created fluorescent charge-changing peptide substrates for several proteases which allows for detection of specific protease activity. The substrate is combined with a sample and, in the presence of the substrate specific protease, cleavage of the substrate occurs creating charged fragments. The charged fragments are tagged with a fluorescent molecule, and the fragments are separated in an electric field. In the figure below, activity of the pancreatic enzymes trypsin and chymotrypsin was measured in lymph fluid of rats in shock at different time points (0,1,2,3 hours after reperfusion). Elevated pancreatic enzyme activities were found in rats subjected to shock.

LBS plans to develop an assay to measure protease activity directly in whole blood that:

•	Requires no sample preparation

•	Uses small blood sample

•	Produces rapid measurement and activity readings

This will allow for measurement of protease activity and more accurate diagnosis in patient samples at point of contact.

In short, LBS’s biomarker assay platform will help drive pipeline efforts to discover and develop new therapeutics for chronic inflammatory conditions impacting the GI barrier. Pilot programs under exploration include the following:

Chronic Conditions: Glucose Control and Inflammatory Autoimmune Disease Programs

Multiple peer-reviewed publications from the laboratory of Geert Schmid-Schönbein, Professor, Bioengineering, UC San Diego provide support for aberrant protease activity in endocrine and inflammatory diseases. As depicted in the following schematic, for example, extracellular protease activity is linked with cleavage of receptors linked to CV, metabolic, and other physiological processes.

For example, peer-reviewed published studies in rodents suggest that aberrant protease activity may be partially responsible in diabetes and insulin regulation. First, as shown in the following figure, the diabetic rats show elevated levels of protease activity, which are reduced to levels below control upon administering a protease inhibitor.

In conjunction, diabetic rats show elevated levels of glucose and glycosylated hemoglobin (HbA1c), which are restored to normal ranges upon administering a protease inhibitor, as shown in the following figure.

Third, ex vivo protease inhibition also prevents insulin receptor degradation in the SHR model, as shown in the following figure.

Fourth, type 2 diabetes patients have elevated protease activity. Blood protease activity was measured with our proprietary protease biomarker assay. The following figure is snapshot of baseline protease activity in the blood of control, pre-diabetic, and diabetic patients, showing that protease activity increased with disease severity.

These observations, coupled with our clinical data, support our view that chronic endocrine and autoimmune diseases reflect an underlying pathology driven by chronic proteolytic enzyme leak from the GI tract.

Manufacturing

We do not own or operate any manufacturing facilities. We rely on third-party contract manufacturing organizations (“CMOs”) to manufacture and supply our preclinical and clinical materials to be used during the development of our drug candidates, including our lead drug product. As our product candidates advance through development, we expect to enter into longer-term commercial supply agreements with key suppliers and manufacturers to fulfill and secure our production needs.

To that end, we have recently selected an umbrella services agreement with a manufacturing company, who we expect to lead our future drug manufacturing efforts. Although we rely on CMOs, we have personnel and third-party consultants with extensive drug manufacturing experience to oversee the relationships with our contract manufacturers. It is also our intent to identify and qualify additional manufacturers to provide API and drug product manufacturing.

We currently have an adequate supply of LB1148 to satisfy our immediate clinical and nonclinical demands. Additional cGMP campaigns will ensure full supply for our Phase 2 and 3 trials, including product for registration stability studies.

LB1148 is a dry powder for reconstitution, consisting of the previously approved API (TXA) as well as other components. Drug product manufacturing is a relatively straightforward operation, involving the blending of three dry components and the separate preparation of a fourth dry component. To date, controlled stability experiments indicate that the active ingredient is highly stable and that the drug product has a long shelf life.

Sales and Marketing

We do not currently have any approved drugs. However, we intend to build a commercial infrastructure in the United States and potentially in other markets, that we believe will be necessary to effectively support the commercialization of LB1148, if approved, and any other products that we develop in the future, with a focus on high treating physicians and hospitals. In the US, we estimate that CV and abdominal surgeries collectively represent close to seven million addressable patients and $2 billion in annual revenues. We believe that we may be able to address the market using our own targeted, specialty sales and marketing organization supported by internal sales personnel, an internal marketing group, and distribution support.

We plan to utilize a variety of marketing programs to promote LB1148, if approved, including sales promotional materials, speaker programs, journal advertising, industry publications, medical conferences, electronic media, and product sampling. Additional capabilities important to commercialization of LB1148, if approved, and any other products that we may develop in the future, include the management of key accounts, such as managed care organizations, hospital and specialty pharmacies, and government accounts – where formulary acceptance is necessary for product adoption and reimbursement.

Outside of the United States, where appropriate, we may utilize strategic partners, distributors, or contract sales forces to expand the commercial availability of LB1148, if approved, and other products, if approved. In addition, we believe the other indications that we may pursue with our product candidates can be addressed with a small, dedicated sales force. We currently do not expect that we will require large pharmaceutical partners for the commercialization of our product candidates, although we may consider partnering in certain territories or indications or for other strategic purposes. We intend to evaluate our commercialization strategy as we advance our clinical and preclinical programs.

Competition

Drug development is highly competitive and subject to rapid and significant technological advancements. Our ability to compete will greatly depend upon our ability to complete necessary clinical trials and the related regulatory approval processes, and successfully market any product that we may successfully develop. The key competitive factors that will affect the commercial success of any product candidate for which we may receive marketing approval include efficacy, safety, tolerability, dosing convenience, price, coverage and reimbursement.

Our current and potential future competitors are diverse. There are many public and private biopharmaceutical companies, universities, governmental agencies and other research organizations actively engaged in the research and development of products that may be similar to our product candidates or address similar markets. In addition, the number of companies seeking to develop and commercialize products and therapies similar to our product candidates is likely to increase.

With regard to postoperative improvement of bowel function, we expect to face competition in the pharmacological therapy space from alvimopan, marketed as a branded product, ENTEREG®, by Merck, as well as in generic form. Alvimopan is currently the only approved therapeutic indicated to accelerate return for bowel function. However, the alvimopan label is restricted to those surgeries that include partial bowel resection with primary anastomosis. Other companies may be developing product candidates for postoperative improvement of bowel function that could pose future competition if approved for sale in overlapping territories.

With regard to neonatal surgery and necrotizing enterocolitis, we are not are aware of any direct competition in the pharmacological therapy space. To our knowledge, there are no approved drugs for decreasing the time to normal feedings and bowel movement (or preventing necrotizing enterocolitis) in infants after heart surgery.

With regard to the reduction or elimination of postoperative intra-abdominal adhesions, we are not are aware of any direct competition in the pharmacological therapy space. To our knowledge, there are no approved therapeutics for treating or preventing postoperative intra-abdominal adhesions. We do face general competition from other medical interventions, namely surgical procedures and adhesion barrier products. Adhesion barrier products approved for abdominal or pelvic surgery in the United States consist of SEPRAFILM, INTERCEED®, and ADEPT®. In addition, several products are used off-label for adhesion prevention in the United States, including EVICEL®, SURGIWRAP®, COSEAL™, and PRECLUDE™. Adhesion barrier products available outside the United States include HYALOBARRIER®, SPRAYSHIELD™, PREVADH™, and INTERCOAT™. Such products are used as adjunctive interventions, have variable efficacy, and are not easily used with laparoscopic procedures, which are becoming increasingly common.

Intellectual Property

Our commercial success depends in part on our ability to (i) obtain and maintain proprietary protection to protect our current and future product candidates, novel discoveries, product development technologies, improvements, and know-how; (ii) preserve the confidentiality of our trade secrets and confidential information; (iii) maintain our co-development agreements and licenses for exclusive commercial rights to intellectual property, including patent rights co-owned with third parties; (iv) defend and enforce our proprietary rights, including our patents; and (v) operate without infringing valid and enforceable patents and other proprietary rights of third parties.

We seek to protect our proprietary position by, among other methods, filing or in-licensing U.S. and foreign patents and patent applications related to technology, inventions and improvements that are important to the development and implementation of our business. As for the product candidates we develop and plan to commercialize, as a normal course of business, we generally have pursued, or intend to pursue, composition and therapeutic use patents, as well as patents directed to dosing regimens and additional prospective indications. We also rely, as needed, on trademarks, trade secrets, copyright protection, know-how, continuing technological innovation and confidential information to develop and maintain our proprietary position. We also will pursue data exclusivity, market exclusivity, and other regulatory exclusivities, as applicable and available.

Regardless of the coverage we seek under our existing patent families, there is always a risk that an alteration to our products, methods, or processes may provide sufficient basis for a competitor to avoid infringement claims. In addition, the coverage claimed in a patent application can be significantly reduced before a patent is issued, and courts can reinterpret patent scope after issuance. Moreover, many jurisdictions, including the United States, permit third parties to challenge issued patents in administrative proceedings, which may result in further narrowing or even cancellation of patent claims. Moreover, we cannot provide any assurance that any patents will be issued from our pending or any future applications or that any current or future issued patents will adequately protect our intellectual property.

While we seek broad coverage under our existing patent applications, there is always a risk that an alteration to the products or processes may provide sufficient basis for a competitor to avoid infringing our patent claims. In addition, patents, if granted, expire and we cannot provide any assurance that any patents will be issued from our pending or any future applications or that any potentially issued patents will adequately protect our products or product candidates.

Individual patents extend for varying periods depending on the date of filing of the patent application or the date of patent issuance and the legal term of patents in the countries in which they are obtained. Generally, patents issued for regularly filed applications in the United States are granted a term of 20 years from the earliest effective non-provisional filing date. In addition, in certain instances, a patent term can be extended to recapture a period due to delay by the USPTO in issuing the patent as well as a portion of the term effectively lost as a result of the FDA regulatory review period. However, as to the FDA component, the restoration period cannot be longer than five years and the total patent term including the restoration period must not exceed 14 years following FDA approval. The duration of foreign patents varies in accordance with provisions of applicable local law, but typically is also 20 years from the earliest effective non-provisional filing date. However, the actual protection afforded by a patent varies on a product-by-product basis, from country to country, and depends upon many factors, including the type of patent, the scope of its coverage, the availability of regulatory-related extensions, the availability of legal remedies in a particular country and the validity and enforceability of the patent.

Our commercial success will also depend in part on not infringing upon the proprietary rights of third parties. It is uncertain whether the issuance of any third-party patent would require us to alter our development or commercial strategies for our products, if approved, or processes, or to obtain licenses or cease certain activities. Our breach of any license agreements or failure to obtain a license to proprietary rights that we may require to develop or commercialize our future products may have an adverse impact on us. If third parties prepare and file patent applications in the United States that also claim technology to which we have rights, we may have to participate in interference or derivation.

LB1148 Patent Portfolio

Currently, we solely own (or co-own with exclusive commercial rights) four patent families with claims directed to compositions covering components of LB1148, including the protease inhibitor tranexamic acid, as well their therapeutic uses and dosing regimens:

The First Family is directed to compositions comprising four components of LB1148 and their therapeutic use in treating shock and other indications. As of November 1, 2020, this patent family includes two granted patents in the United States, two granted patents in Taiwan, granted patents in Japan and Australia, and pending applications in other regions and countries that we deem commercially or strategically important, including Europe, Canada, India, Korea, the U.S. and Mexico, all of which we solely own. In addition, there is a patent application in China stemming from this family that we recently assigned – it had previously been exclusively licensed – to Newsoara to support our co-development agreement with Newsoara, as discussed below. The expected expiration date of the issued patents (or any patents that may issue from pending applications) is 2035, excluding any adjustments or extensions of patent term that may be available.

The Second Family, which we jointly own with the University of California, is directed to compositions comprising three (or fewer) components of LB1148 and their therapeutic use in treating shock and other indications. Under our 2015 License with the University of California, as discussed under Part C, we have exclusive commercial rights to this family. As of November 1, 2020, this patent family includes three granted patents in the United States, an allowed patent in the United States, granted patents in Korea and China, a granted patent in Canada, and pending applications in Europe and the United States. The expected expiration date of the issued or allowed patents (or any patents that may issue from pending applications) is 2031, excluding any adjustments or extensions of patent term that may apply.

The Third Family covers the use of LB1148 in certain therapeutic indications, such as POI and adhesions, that are central to our clinical and commercial strategy. This family also covers specific split-dose regimens of LB1148 that can apply to the current therapies. As of November 1, 2020, this patent family includes pending applications in the U.S. and Europe, as well as Australia, Canada, and Hong Kong, all of which we solely own. In addition, there is a patent application in China stemming from this family that we recently assigned – it had been previously exclusively licensed – to Newsoara to support our co-development agreement with Newsoara, as discussed below. The expected expiration date of any patents that may issue from pending applications is 2037, excluding any adjustments or any extensions of patent term that may apply.

The Fourth Family, which we solely own, consists of a U.S. patent application with claims covering the use of LB1148 in methods of controlling glucose levels in diabetic patients in hospital and non-hospital settings. The expected expiration date of any patents that may issue from pending applications is 2038, excluding any adjustments or any extensions of patent term that may apply.

Collaborations and License Agreements

2015 License Agreement with the Regents of the University of California

In August 2015, LBS entered into a license agreement with the Regents of the University of California (the “Regents”), as amended in December 2019 (the “2015 UC License”). Pursuant to the 2015 UC License, LBS has an exclusive, sublicensable, worldwide license under certain patent rights to make, use, sell, offer for sale and import products and practice methods covered by the claims of the licensed patent rights in the field of protease inhibitor administration in therapeutic indications including, among others, uses in surgery generally, and treatment of shock, sepsis, inflammatory disease and post-surgical ileus and adhesions. LBS utilizes these licensed patent rights in certain compositions comprising components of LB1148, including the active ingredient, tranexamic acid.

Upon the execution of the 2015 UC License, LBS paid a one-time license issue fee of $3,500 and is obligated to pay an annual license maintenance fee in the mid four-digit dollar range until such time that it is commercially selling a licensed product. LBS is also obligated to make: (i) payments up to $250,000 in the aggregate upon achievement of certain regulatory milestones and (ii) tiered royalty payments in the low single-digit percentage range on annual net sales of licensed products, subject to a minimum annual royalty in the low five-digit dollar range and adjustments to the royalty percentage in certain events. Further, LBS is obligated to pay a percentage of non-royalty licensing revenue it receives from its sublicensees under the 2015 UC License to the Regents.

Under the 2015 UC License, LBS is required to diligently proceed with the development, manufacture, regulatory approval, and sale of licensed products and is subject to a number of diligence obligations relating to developmental, regulatory and commercialization milestones for the licensed products, as well as a minimum annual spend requirement in the low six-digit dollar range.

The 2015 UC License will expire upon the later of the expiration date of the longest-lived patent right licensed under the 2015 UC License. The Regents may terminate the 2015 UC License if: (i) a material breach by LBS is not cured within 60 days, (ii) LBS files a claim asserting the Regents licensed patent rights are invalid or unenforceable, or (iii) LBS files for bankruptcy. LBS also has the right to terminate the 2015 UC License at any time upon at least 90 days’ written notice.

2020 License Agreement with the Regents of the University of California

In April 2020, LBS entered into another license agreement with the Regents (the “2020 UC License”). Pursuant to the 2020 UC License Agreement, LBS has an exclusive, sublicensable, worldwide license under certain patent rights to make, use, sell, offer for sale and import products and practice methods covered by the claims of the licensed patent rights as directed to synthetic charge-changing substrates and methods for detecting protease activity in animal and human clinical samples. LBS expects these licensed patent rights to support its pipeline activities, including those focused on identifying new drug targets and diagnostics.

Upon the execution of the 2020 UC License, LBS paid a one-time license issue fee of $5,000, agreed to reimburse the Regents for past patent costs and is obligated to pay an annual license maintenance fee in the mid four-digit dollar range until such time that it is commercially selling a licensed product. LBS is also obligated to make: (i) payments up to approximately $1.9 million in the aggregate upon achievement of certain development, regulatory and commercial milestones and (ii) royalty payments in the low- to mid-single-digit percentage range on annual net sales of licensed products, subject to a minimum annual royalty in the low five-digit dollar range and adjustments the royalty percentage in certain events. Further, LBS is obligated to pay a percentage of non-royalty licensing revenue it receives from its sublicensees under the 2020 UC License to the Regents.

Under the 2020 UC License, LBS is required to diligently proceed with the development, manufacture, regulatory approval, and sale of licensed products and is subject to a number of diligence obligations relating to developmental, regulatory and commercialization milestones for the licensed products, as well as a minimum annual spend requirement in the low six-digit dollar range.

The 2020 UC License will expire upon the later of the expiration date of the longest-lived patent right licensed under the 2020 UC License. The Regents may terminate the 2020 UC License if: (i) a material breach by LBS is not cured within 60 days, (ii) LBS files a claim asserting the Regents licensed patent rights are invalid or unenforceable, or (iii) LBS files for bankruptcy or becomes insolvent. LBS also has the right to terminate the 2020 UC License at any time upon at least 90 days’ written notice.

Co-Development Agreement with Newsoara

In February 2018, LBS entered into a co-development and distribution agreement with Newsoara, a joint venture established with Biolead Medical Technology Limited, as amended in November 2018 (the “Co-Development Agreement”). Pursuant to the Co-Development Agreement, LBS granted Newsoara an exclusive co-development right under certain patents and know-how owned or controlled by LBS to develop, use, sell, offer to sell, import, and otherwise commercialize licensed products (the “Licensed Products”) for any and all indications in the People’s Republic of China, including the regions of Hong Kong and Macao, but excluding Taiwan (the “Territory”). The Licensed Products only include LB1148. The Co-Development Agreement obligates Newsoara to initially use LBS as the exclusive supplier for all of Newsoara’s requirements for Licensed Products in the Territory.

Under the Co-Development Agreement, Newsoara is responsible for meeting certain regulatory milestones and is required to share with LBS the preclinical and clinical data it generates that pertains to the Licensed Products. LBS also obtained from Newsoara (i) an exclusive license under certain patents and know-how owned or controlled by Newsoara (“Newsoara Technology”) to make, have made, use, sell, offer to sell, import, and otherwise develop and commercialize Licensed Products in any and all indications outside of the Territory, and (ii) a non-exclusive license under the Newsoara Technology to make, have made, use, sell, offer to sell, and import Licensed Product inside the Territory to the extent necessary to comply with certain of LBS’s obligations under the Co-Development Agreement.

In consideration of the rights granted to Newsoara under the Co-Development Agreement, Newsoara paid LBS a one-time upfront fee of $1.0 million. In addition, Newsoara is obligated to make (i) payments up to $6.75 million in the aggregate upon achievement of certain regulatory and commercial milestones, (ii) payments in the low six-digit range per licensed product upon achievement of a regulatory milestone and (iii) tiered royalty payments ranging from the mid-single-digit to low-double-digit percentage range on annual net sales of Licensed Products, subject to adjustment to the royalty percentage in certain events.

The Co-Development Agreement will expire upon the later of the expiration date of the last valid claim of any licensed patent covering the Licensed Products in the Territory. In addition, the Co-Development Agreement can be terminated (i) by either party for the other party’s material breach that remains uncured for a specified time period after written notice or for events related to the other party’s insolvency, (ii) by LBS if Newsoara challenges or attempts to interfere with any licensed patent rights and, (iii) by Newsoara for any reason upon specified prior written notice.

Trade Secrets and Confidentiality

We rely, in some circumstances, on trade secrets and other confidential information to protect our unpatented technology. However, trade secrets can be difficult to protect. We seek to protect our trade secrets and proprietary technology and processes, in part, by entering into non-disclosure and confidentiality agreements with our employees, consultants, collaborators, scientific advisors, suppliers, contractors and other third parties. In addition, we enter into employment agreements that require employees to assign to us any inventions, trade secrets or know-how that they develop while employed by us.

We also seek to preserve the integrity and confidentiality of our data and trade secrets by maintaining physical security of our premises and physical and electronic security of our information technology systems. While we have confidence in these individuals, organizations and systems, agreements or security measures may be breached, and our trade secrets and other proprietary information may be disclosed. We may not have adequate remedies for any breach and could lose our trade secrets and other proprietary information through such a breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors. To the extent that our consultants, contractors or collaborators use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting trade secrets, know-how and inventions.

Government Regulation and Product Approval

The FDA and other regulatory authorities at federal, state and local levels, as well as in foreign countries, extensively regulate, among other things, the research, development, testing, manufacture, quality control, import, export, safety, effectiveness, labeling, packaging, storage, distribution, record keeping, approval, advertising, promotion, marketing, post-approval monitoring and post-approval reporting of drugs and biologics such as those we are developing.

Small molecule drugs are subject to regulation under the Food, Drug, and Cosmetic Act (“FDCA”) and biological products are additionally subject to regulation under the Public Health Service Act (“PHSA”) and both are subject to additional federal, state, local and foreign statutes and regulations. We, along with third-party contractors, will be required to navigate the various preclinical, clinical and commercial approval requirements of the governing regulatory agencies of the countries in which we wish to conduct studies or seek approval or licensure of our product candidates.

U.S. Biopharmaceuticals Regulation

The process required by the FDA before drug and biologic product candidates may be marketed in the United States generally involves the following:

•	completion of extensive preclinical laboratory tests and animal studies performed in accordance with applicable regulations, including the FDA’s Good Laboratory Practice (“GLP”) regulations;

•	submission to the FDA of an investigational new drug application (“IND”) which must become effective before clinical trials may begin;

•	approval by an independent institutional review board or ethics committee at each clinical site before the trial is commenced;

•	performance of adequate and well-controlled human clinical trials in accordance with FDA’s Good Clinical Practice (“GCP”) regulations to establish the safety and efficacy of a drug candidate and safety, purity and potency of a proposed biologic product candidate for its intended purpose;

•	preparation of and submission to the FDA of a new drug application (“NDA”) or biologics license application (“BLA”), as applicable, after completion of all pivotal clinical trials;

•	satisfactory completion of an FDA Advisory Committee review, if applicable;

•	a determination by the FDA within 60 days of its receipt of an NDA or BLA to file the application for review;

•	satisfactory completion of an FDA pre-approval inspection of the manufacturing facility or facilities at which the proposed product is produced to assess compliance with current Good Manufacturing Practice requirements, or cGMPs, and of selected clinical investigation sites to assess compliance with GCPs; and

•	FDA review and approval of an NDA, or licensure of a BLA, to permit commercial marketing of the product for particular indications for use in the United States.

Preclinical and Clinical Development

Prior to beginning the first clinical trial with a product candidate, we must submit an IND to the FDA. An IND is a request for authorization from the FDA to administer an investigational new drug product to humans. The central focus of an IND submission is on the general investigational plan and the protocol or protocols for preclinical studies and clinical trials. The IND also includes results of animal and in vitro studies assessing the toxicology, pharmacokinetics, pharmacology and pharmacodynamic characteristics of the product, chemistry, manufacturing and controls information, and any available human data or literature to support the use of the investigational product. An IND must become effective before human clinical trials may begin. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day period, raises safety concerns or questions about the proposed clinical trial. In such a case, the IND may be placed on clinical hold and the IND sponsor and the FDA must resolve any outstanding concerns or questions before the clinical trial can begin. Submission of an IND therefore may or may not result in FDA authorization to begin a clinical trial.

Clinical trials involve the administration of the investigational product to human subjects under the supervision of qualified investigators in accordance with GCPs, which include the requirement that all research subjects provide their informed consent for their participation in any clinical study. Clinical trials are conducted under protocols detailing, among other things, the objectives of the study, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. A separate submission to the existing IND must be made for each successive clinical trial conducted during product development and for any subsequent protocol amendments. Furthermore, an independent institutional review board for each site proposing to conduct the clinical trial must review and approve the plan for any clinical trial and its informed consent form before the clinical trial begins at that site, and must monitor the study until completed. Regulatory authorities, the institutional review board or the sponsor may suspend a clinical trial at any time on various grounds, including a finding that the subjects are being exposed to an unacceptable health risk or that the trial is unlikely to meet its stated objectives. Some studies also include oversight by an independent group of qualified experts organized by the clinical study sponsor, known as a data safety monitoring board, which provides authorization for whether or not a study may move forward at designated check points based on access to certain data from the study and may halt the clinical trial if it determines that there is an unacceptable safety risk for subjects or other grounds, such as no demonstration of efficacy.

For purposes of biopharmaceutical development, human clinical trials are typically conducted in three sequential phases that may overlap or be combined;

•	Phase 1. The investigational product is initially introduced into patients with the target disease or condition. These studies are designed to test the safety, dosage tolerance, absorption, metabolism and distribution of the investigational product in humans, the side effects associated with increasing doses, and, if possible, to gain early indications of effectiveness.

•	Phase 2. The investigational product is administered to a limited patient population to evaluate the preliminary efficacy, optimal dosages and dosing schedule and to identify possible adverse side effects and safety risks.

•	Phase 3. The investigational product is administered to an expanded patient population to further evaluate dosage, to provide statistically significant evidence of clinical efficacy and to further test for safety, generally at multiple geographically dispersed clinical trial sites. These clinical trials are intended to establish the overall risk/benefit ratio of the investigational product and to provide an adequate basis for product approval.

In some cases, the FDA may require, or companies may voluntarily pursue, additional clinical trials after a product is approved to gain more information about the product. These so-called Phase 4 studies may be made a condition to approval of the application. Concurrent with clinical trials, companies may complete additional animal studies and develop additional information about the characteristics of the product candidate, and must finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other things, must develop methods for testing the identity, strength, quality and purity of the final product, or for biologics, the safety, purity and potency. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its shelf life.

During all phases of clinical development, regulatory agencies require extensive monitoring and auditing of all clinical activities, clinical data, and clinical study investigators. The FDA or the sponsor or its data safety monitoring board may suspend a clinical study at any time on various grounds, including a finding that the research patients or patients are being exposed to an unacceptable health risk. Similarly, an institutional review board can suspend or terminate approval of a clinical study at its institution if the clinical study is not being conducted in accordance with the institutional review board’s requirements or if the biological product candidate has been associated with unexpected serious harm to patients. There are also requirements governing the reporting of ongoing clinical trials and completed clinical trial results to public registries. Sponsors of clinical trials of FDA-regulated products are required to register and disclose certain clinical trial information, which is publicly available at www.clinicaltrials.gov.

NDA/BLA Submission and Review

Assuming successful completion of all required testing in accordance with all applicable regulatory requirements, the results of product development, nonclinical studies and clinical trials are submitted to the FDA as part of an NDA or BLA, as applicable, requesting approval to market the product for one or more indications. The application must include all relevant data available from pertinent preclinical studies and clinical trials, including negative or ambiguous results as well as positive findings, together with detailed information relating to the product’s chemistry, manufacturing, controls, and proposed labeling, among other things. The submission of an application requires payment of a substantial application user fee to the FDA, unless a waiver or exemption applies. The FDA has sixty days from the applicant’s submission to either issue a refusal to file letter or accept the application for filing, indicating that it is sufficiently complete to permit substantive review.

Once an NDA or BLA has been accepted for filing, the FDA’s goal is to review standard applications within 10 months after it accepts the application for filing, or, if the application qualifies for priority review, six months after the FDA accepts the application for filing. In both standard and priority reviews, the review process is often significantly extended by FDA requests for additional information or clarification. The FDA reviews an NDA to determine whether a drug is safe and effective for its intended use and a BLA to determine whether a biologic is safe, pure and potent. FDA also reviews whether the facility in which the product is manufactured, processed, packed or held meets standards designed to assure and preserve the product’s identity, safety, strength, quality, potency and purity. The FDA may convene an advisory committee to provide clinical insight on application review questions. Before approving an NDA or BLA, the FDA will typically inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving an application, the FDA will typically inspect one or more clinical sites to assure compliance with GCPs. If the FDA determines that the application, manufacturing process or manufacturing facilities are not acceptable, it will outline the deficiencies in the submission and often will request additional testing or information. Notwithstanding the submission of any requested additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval.

After the FDA evaluates an application and conducts inspections of manufacturing facilities where the investigational product and/or its drug substance will be manufactured, the FDA may issue an approval letter or a Complete Response letter. An approval letter authorizes commercial marketing of the product with specific prescribing information for specific indications. A Complete Response letter will describe all of the deficiencies that the FDA has identified in the application, except that where the FDA determines that the data supporting the application are inadequate to support approval, the FDA may issue the Complete Response letter without first conducting required inspections, testing submitted product lots and/or reviewing proposed labeling. In issuing the Complete Response letter, the FDA may recommend actions that the applicant might take to place the application in condition for approval, including requests for additional information or clarification, which may include the potential requirement for additional clinical studies. The FDA may delay or refuse approval of an application if applicable regulatory criteria are not satisfied, require additional testing or information and/or require post-marketing testing and surveillance to monitor safety or efficacy of a product.

If regulatory approval of a product is granted, such approval will be granted for particular indications and may entail limitations on the indicated uses for which such product may be marketed. For example, the FDA may approve the application with a risk evaluation and mitigation strategy (“REMS”), to ensure the benefits of the product outweigh its risks. A REMS is a safety strategy to manage a known or potential serious risk associated with a product and to enable patients to have continued access to such medicines by managing their safe use, and could include medication guides, physician communication plans, or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. The FDA also may condition approval on, among other things, changes to proposed labeling or the development of adequate controls and specifications. Once approved, the FDA may withdraw the product approval if compliance with pre- and post-marketing requirements is not maintained or if problems occur after the product reaches the marketplace. The FDA may require one or more Phase 4 post-market studies and surveillance to further assess and monitor the product’s safety and effectiveness after commercialization, and may limit further marketing of the product based on the results of these post-marketing studies.

Expedited Development and Review Programs

The FDA offers a number of expedited development and review programs for qualifying product candidates. The fast track program is intended to expedite or facilitate the process for reviewing new products that meet certain criteria. Specifically, new products are eligible for fast track designation if they are intended to treat a serious or life-threatening disease or condition and demonstrate the potential to address unmet medical needs for the disease or condition. Fast track designation applies to the combination of the product and the specific indication for which it is being studied. The sponsor of a fast track product has opportunities for frequent interactions with the review team during product development and, once an NDA or BLA is submitted, the product may be eligible for priority review. A fast track product may also be eligible for rolling review, where the FDA may consider for review sections of the NDA or BLA on a rolling basis before the complete application is submitted, if the sponsor provides a schedule for the submission of the sections of the application, the FDA agrees to accept sections of the application and determines that the schedule is acceptable, and the sponsor pays any required user fees upon submission of the first section of the application.

A product intended to treat a serious or life-threatening disease or condition may also be eligible for breakthrough therapy designation to expedite its development and review. A product can receive breakthrough therapy designation if preliminary clinical evidence indicates that the product, alone or in combination with one or more other drugs or biologics, may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. The designation includes all of the fast track program features, as well as more intensive FDA interaction and guidance beginning as early as Phase 1 and an organizational commitment to expedite the development and review of the product, including involvement of senior managers.

Any marketing application for a drug or biologic submitted to the FDA for approval, including a product with a fast track designation and/or breakthrough therapy designation, may be eligible for other types of FDA programs intended to expedite the FDA review and approval process, such as priority review and accelerated approval. A product is eligible for priority review if it has the potential to provide a significant improvement in the treatment, diagnosis or prevention of a serious disease or condition. Priority review designation means the FDA’s goal is to take action on the marketing application within six months of the 60-day filing date.

Additionally, products studied for their safety and effectiveness in treating serious or life-threatening diseases or conditions may receive accelerated approval upon a determination that the product has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. As a condition of accelerated approval, the FDA will generally require the sponsor to perform adequate and well-controlled post-marketing clinical studies to verify and describe the anticipated effect on irreversible morbidity or mortality or other clinical benefit. In addition, the FDA currently requires as a condition for accelerated approval pre-approval of promotional materials, which could adversely impact the timing of the commercial launch of the product.

Fast track designation, breakthrough therapy designation and priority review do not change the standards for approval but may expedite the development or approval process. Even if a product qualifies for one or more of these programs, the FDA may later decide that the product no longer meets the conditions for qualification or decide that the time period for FDA review or approval will not be shortened.

Under the Orphan Drug Act, the FDA may grant orphan designation to a drug or biologic intended to treat a rare disease or condition, which is a disease or condition that affects fewer than 200,000 individuals in the United States, or more than 200,000 individuals in the United States for which there is no reasonable expectation that the cost of developing and making available in the United States a drug or biologic for this type of disease or condition will be recovered from sales in the United States for that drug or biologic. Orphan drug designation must be requested before submitting an NDA or BLA. After the FDA grants orphan drug designation, the generic identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. The orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review or approval process.

If a product that has orphan drug designation subsequently receives the first FDA approval for the disease for which it has such designation, the product is entitled to orphan drug exclusive approval (or exclusivity), which means that the FDA may not approve any other applications, including a full NDA or BLA, to market the same drug or biologic for the same indication for seven years, except in limited circumstances, such as a showing of clinical superiority to the product with orphan drug exclusivity or if the FDA finds that the holder of the orphan drug exclusivity has not shown that it can assure the availability of sufficient quantities of the orphan drug to meet the needs of patients with the disease or condition for which the drug was designated. Orphan drug exclusivity does not prevent the FDA from approving a different drug or biologic for the same disease or condition, or the same drug or biologic for a different disease or condition. Among the other benefits of orphan drug designation are tax credits for certain research and a waiver of the NDA or BLA application fee.

A designated orphan drug may not receive orphan drug exclusivity if it is approved for a use that is broader than the indication for which it received orphan designation. In addition, exclusive marketing rights in the United States may be lost if the FDA later determines that the request for designation was materially defective.

Post-Approval Requirements

Any products manufactured or distributed by us pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to record-keeping, reporting of adverse experiences, periodic reporting, product sampling and distribution, and advertising and promotion of the product. After approval, most changes to the approved product, such as adding new indications or other labeling claims, are subject to prior FDA review and approval. There also are continuing user fee requirements, under which the FDA assesses an annual program fee for each product identified in an approved NDA or BLA. Biopharmaceutical manufacturers and their subcontractors are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMPs, which impose certain procedural and documentation requirements upon us and our third-party manufacturers. Changes to the manufacturing process are strictly regulated, and, depending on the significance of the change, may require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMPs and impose reporting requirements upon us and any third-party manufacturers that we may decide to use. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain compliance with cGMPs and other aspects of regulatory compliance.

The FDA may withdraw approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical studies to assess new safety risks; or imposition of distribution restrictions or other restrictions under a REMS program. Other potential consequences include, among other things:

•	restrictions on the marketing or manufacturing of a product, complete withdrawal of the product from the market or product recalls;

•	fines, warning or untitled letters or holds on post-approval clinical studies;

•	refusal of the FDA to approve pending applications or supplements to approved applications, or suspension or revocation of existing product approvals;

•	product seizure or detention, or refusal of the FDA to permit the import or export of products;

•	consent decrees, corporate integrity agreements, debarment or exclusion from federal healthcare programs;

•	mandated modification of promotional materials and labeling and the issuance of corrective information;

•	the issuance of safety alerts, Dear Healthcare Provider letters, press releases and other communications containing warnings or other safety information about the product; or

•	injunctions or the imposition of civil or criminal penalties.

The FDA closely regulates the marketing, labeling, advertising and promotion of biopharmaceutical products. A company can make only those claims relating to safety and efficacy, purity and potency that are approved by the FDA and in accordance with the provisions of the approved label. However, companies may share truthful and not misleading information that is otherwise consistent with a product’s FDA approved labeling. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses. Failure to comply with these requirements can result in, among other things, adverse publicity, warning letters, corrective advertising and potential civil and criminal penalties. Physicians may prescribe legally available products for uses that are not described in the product’s labeling and that differ from those tested by us and approved by the FDA. Such off-label uses are common across medical specialties. Physicians may believe that such off-label uses are the best treatment for many patients in varied circumstances. The FDA does not regulate the behavior of physicians in their choice of treatments. The FDA does, however, restrict manufacturer’s communications on the subject of off-label use of their products.

Biosimilars and Exclusivity

The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act (collectively the “ACA”), signed into law in 2010, includes a subtitle called the Biologics Price Competition and Innovation Act of 2009 (“BPCIA”), which created an abbreviated approval pathway for biological products that are biosimilar to or interchangeable with an FDA-licensed reference biological product.

Biosimilarity, which requires that there be no clinically meaningful differences between the biological product and the reference product in terms of safety, purity and potency, can be shown through analytical studies, animal studies and a clinical study or studies. Interchangeability requires that a product is biosimilar to the reference product and the product must demonstrate that it can be expected to produce the same clinical results as the reference product in any given patient and, for products that are administered multiple times to an individual, the biologic and the reference biologic may be alternated or switched after one has been previously administered without increasing safety risks or risks of diminished efficacy relative to exclusive use of the reference biologic. However, complexities associated with the larger, and often more complex, structures of biological products, as well as the processes by which such products are manufactured, pose significant hurdles to implementation of the abbreviated approval pathway that are still being worked out by the FDA.

Under the BPCIA, an application for a biosimilar product may not be submitted to the FDA until four years following the date that the reference product was first licensed by the FDA. In addition, the approval of a biosimilar product may not be made effective by the FDA until 12 years from the date on which the reference product was first licensed. During this 12-year period of exclusivity, another company may still market a competing version of the reference product if the FDA approves a full BLA for the competing product containing that applicant’s own preclinical data and data from adequate and well-controlled clinical studies to demonstrate the safety, purity and potency of its product. The BPCIA also created certain exclusivity periods for biosimilars approved as interchangeable products. At this juncture, it is unclear whether products deemed “interchangeable” by the FDA will, in fact, be readily substituted by pharmacies, which are governed by state pharmacy law.

The BPCIA is complex and continues to be interpreted and implemented by the FDA. In addition, recent government proposals have sought to reduce the 12-year reference product exclusivity period. Other aspects of the BPCIA, some of which may impact the BPCIA exclusivity provisions, have also been the subject of recent litigation. As a result, the ultimate impact, implementation, and impact of the BPCIA is subject to significant uncertainty.

Hatch-Waxman Amendments and Exclusivity

Section 505 of the FDCA describes three types of marketing applications that may be submitted to the FDA to request marketing authorization for a new drug. A Section 505(b)(1) NDA is an application that contains full reports of investigations of safety and efficacy. A 505(b)(2) NDA is an application that contains full reports of investigations of safety and efficacy but where at least some of the information required for approval comes from investigations that were not conducted by or for the applicant and for which the applicant has not obtained a right of reference or use from the person by or for whom the investigations were conducted. This regulatory pathway enables the applicant to rely, in part, on the FDA’s prior findings of safety and efficacy for an existing product, or published literature, in support of its application. Section 505(j) establishes an abbreviated approval process for a generic version of approved drug products through the submission of an Abbreviated New Drug Application (“ANDA”). An ANDA provides for marketing of a generic drug product that has the same active ingredients, dosage form, strength, route of administration, labeling, performance characteristics and intended use, among other things, to a previously approved product. ANDAs are termed “abbreviated” because they are generally not required to include preclinical (animal) and clinical (human) data to establish safety and efficacy. Instead, generic applicants must scientifically demonstrate that their product is bioequivalent to, or performs in the same manner as, the innovator drug through in vitro, in vivo or other testing. The generic version must deliver the same amount of active ingredient(s) in the same amount of time as the innovator drug and can often be substituted by pharmacists under prescriptions written for the reference listed drug. In seeking approval for a drug through an NDA, applicants are required to list with the FDA each patent with claims that cover the applicant’s drug or a method of using the drug. Upon approval of a drug, each of the patents listed in the application for the drug is then published in the FDA’s Approved Drug Products with Therapeutic Equivalence Evaluations, commonly known as the Orange Book. Drugs listed in the Orange Book can, in turn, be cited by potential competitors in support of approval of an ANDA or 505(b)(2) NDA.

Upon submission of an ANDA or a 505(b)(2) NDA, an applicant must certify to the FDA that (1) no patent information on the drug product that is the subject of the application has been submitted to the FDA; (2) such patent has expired; (3) the date on which such patent expires; or (4) such patent is invalid or will not be infringed upon by the manufacture, use or sale of the drug product for which the application is submitted. Generally, the ANDA or 505(b)(2) NDA cannot be approved until all listed patents have expired, except where the ANDA or 505(b)(2) NDA applicant challenges a listed patent through the last type of certification, also known as a paragraph IV certification. If the applicant does not challenge the listed patents, or indicates that it is not seeking approval of a patented method of use, the ANDA or 505(b)(2) NDA application will not be approved until all of the listed patents claiming the referenced product have expired.

The FDA also cannot approve an ANDA or 505(b)(2) application until all applicable non-patent exclusivities listed in the Orange Book for the branded reference drug have expired. For example, a pharmaceutical manufacturer may obtain five years of non-patent exclusivity upon NDA approval of a new chemical entity, or NCE, which is a drug containing an active moiety that has not been approved by FDA in any other NDA. An “active moiety” is defined as the molecule responsible for the drug substance’s physiological or pharmacologic action. During that five-year exclusivity period, the FDA cannot accept for filing (and therefore cannot approve) any ANDA seeking approval of a generic version of that drug or any 505(b)(2) NDA that relies on the FDA’s approval of the drug, provided that that the FDA may accept an ANDA four years into the NCE exclusivity period if the ANDA applicant also files a paragraph IV certification.

Drugs and biologics can also obtain pediatric market exclusivity in the United States. Pediatric exclusivity, if granted, adds six months to existing exclusivity periods and patent terms. This six-month exclusivity, which runs from the end of other exclusivity protection or patent term, may be granted based on the voluntary completion of a pediatric study in accordance with an FDA-issued “Written Request” for such a study.

Federal and State Fraud and Abuse, Data Privacy and Security, and Transparency Laws and Regulations

In addition to FDA restrictions on marketing of pharmaceutical products, federal and state healthcare laws and regulations restrict business practices in the biopharmaceutical industry. These laws may impact, among other things, our current and future business operations, including our clinical research activities, and proposed sales, marketing and education programs and constrain the business or financial arrangements and relationships with healthcare providers and other parties through which we market, sell and distribute our products for which we obtain marketing approval. These laws include anti-kickback and false claims laws and regulations, data privacy and security, and transparency laws and regulations, including, without limitation, those laws described below.

The U.S. federal Anti-Kickback Statute prohibits any person or entity from, among other things, knowingly and willfully offering, paying, soliciting or receiving remuneration to induce or in return for purchasing, leasing, ordering or arranging for or recommending the purchase, lease or order of any item or service reimbursable under Medicare, Medicaid or other federal healthcare programs. The term “remuneration” has been broadly interpreted to include anything of value. The U.S. federal Anti-Kickback Statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers and formulary managers on the other. Although there are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution, the exceptions and safe harbors are drawn narrowly. Practices that involve remuneration that may be alleged to be intended to induce prescribing, purchases or recommendations may be subject to scrutiny if they do not qualify for an exception or safe harbor. Several courts have interpreted the statute’s intent requirement to mean that if any one purpose of an arrangement involving remuneration is to induce referrals of federal healthcare covered business, the statute has been violated.

A person or entity does not need to have actual knowledge of this statute or specific intent to violate it in order to have committed a violation. In addition, the government may assert that a claim including items or services resulting from a violation of the U.S. federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act or the civil monetary penalties laws.

Federal civil and criminal false claims laws, including the federal civil False Claims Act, which can be enforced by individuals through civil whistleblower and qui tam actions, and civil monetary penalties laws, prohibit any person or entity from, among other things, knowingly presenting, or causing to be presented, a false claim for payment to the federal government or knowingly making, using or causing to be made or used a false record or statement material to a false or fraudulent claim to the federal government. A claim includes “any request or demand” for money or property presented to the U.S. government. Several pharmaceutical and other healthcare companies have been prosecuted under these laws for allegedly providing free product to customers with the expectation that the customers would bill federal programs for the product. Other companies have been prosecuted for causing false claims to be submitted because of the companies’ marketing of products for unapproved, and thus non-reimbursable, uses.

The federal Health Insurance Portability and Accountability Act of 1996 (“HIPAA”) created additional federal criminal statutes that prohibit, among other things, knowingly and willfully executing a scheme to defraud any healthcare benefit program, including private third-party payors and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. Also, many states have similar fraud and abuse statutes or regulations that apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payor.

In addition, we may be subject to data privacy and security regulation by both the federal government and the states in which we conduct our business. HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act (“HITECH”), and their respective implementing regulations, impose specified requirements on certain types of individuals and entities relating to the privacy, security and transmission of individually identifiable health information. Among other things, HITECH makes HIPAA’s security standards directly applicable to “business associates,” defined as independent contractors or agents of covered entities, which include certain healthcare providers, healthcare clearinghouses and health plans, that create, receive, maintain or transmit individually identifiable health information in connection with providing a service for or on behalf of a covered entity. HITECH also increased the civil and criminal penalties that may be imposed against covered entities, business associates and possibly other persons, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce HIPAA and seek attorney’s fees and costs associated with pursuing federal civil actions. In addition, state laws govern the privacy and security of health information in certain circumstances, many of which are not pre-empted by HIPAA, differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts.

The federal Physician Payments Sunshine Act requires certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program, with specific exceptions, to report annually to the Centers for Medicare & Medicaid Services (“CMS”), information related to payments or other transfers of value made to physicians, as defined by such law, and teaching hospitals, and applicable manufacturers and applicable group purchasing organizations to report annually to CMS ownership and investment interests held by physicians and their immediate family members.

We may also be subject to state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, state laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers, marketing expenditures or drug pricing, and state and local laws that require the registration of pharmaceutical sales representatives.

Because of the breadth of these laws and the narrowness of available statutory exceptions and regulatory safe harbors, it is possible that some of our business activities could be subject to challenge under one or more of such laws. If our operations are found to be in violation of any of the federal and state laws described above or any other governmental regulations that apply to us, we may be subject to significant criminal, civil and administrative penalties including damages, fines, imprisonment, disgorgement, additional reporting requirements and oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws, contractual damages, reputational harm, diminished profits and future earnings, exclusion from participation in government healthcare programs and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our results of operations. To the extent that any of our products are sold in a foreign country, we may be subject to similar foreign laws and regulations, which may include, for instance, applicable post-marketing requirements, including safety surveillance, anti-fraud and abuse laws, implementation of corporate compliance programs, reporting of payments or transfers of value to healthcare professionals, and additional data privacy and security requirements.

Coverage and Reimbursement

The future commercial success of our product candidates, if approved, will depend in part on the extent to which third-party payors, such as governmental payor programs at the federal and state levels, including Medicare and Medicaid, private health insurers and other third-party payors, provide coverage of and establish adequate reimbursement levels for our product candidates. Third-party payors generally decide which products they will pay for and establish reimbursement levels for those products. In particular, in the United States, no uniform policy for coverage and reimbursement exists. Private health insurers and other third-party payors often provide coverage and reimbursement for products based on the level at which the government, through the Medicare program, provides coverage and reimbursement for such products, but also on their own methods and approval process apart from Medicare determinations. Therefore, coverage and reimbursement can differ significantly from payor to payor.

In the United States, the European Union (“EU”), and other potentially significant markets for our product candidates, government authorities and third-party payors are increasingly attempting to limit or regulate the price of products, particularly for new and innovative products, which often has resulted in average selling prices lower than they would otherwise be. Further, the increased emphasis on managed healthcare in the United States and on country and regional pricing and reimbursement controls in the EU will put additional pressure on product pricing, reimbursement and usage. These pressures can arise from rules and practices of managed care groups, judicial decisions and laws and regulations related to Medicare, Medicaid and healthcare reform, pharmaceutical coverage and reimbursement policies and pricing in general.

Third-party payors are increasingly imposing additional requirements and restrictions on coverage and limiting reimbursement levels for products. For example, federal and state governments reimburse products at varying rates generally below average wholesale price. These restrictions and limitations influence the purchase of products. Third-party payors may limit coverage to specific products on an approved list, or formulary, which might not include all of the FDA-approved products for a particular indication. Similarly, because certain of our product candidates are physician-administered, separate reimbursement for the product itself may or may not be available. Instead, the administering physician may only be reimbursed for providing the treatment or procedure in which our product is used. Third-party payors are increasingly challenging the price and examining the medical necessity and cost-effectiveness of products, in addition to their safety and efficacy. We may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of our product candidates, in addition to the costs required to obtain the FDA approvals. Our product candidates may not be considered medically necessary or cost-effective. A payor’s decision to provide coverage for a product does not imply that an adequate reimbursement rate will be approved. Adequate third-party payor reimbursement may not be available to enable us to realize an appropriate return on our investment in product development. Legislative proposals to reform healthcare or reduce costs under government insurance programs may result in lower reimbursement for our product candidates, if approved, or exclusion of our product candidates from coverage and reimbursement. The cost containment measures that third-party payors and providers are instituting and any healthcare reform could significantly reduce our revenue from the sale of any approved product candidates.

Healthcare Reform

The United States and some foreign jurisdictions are considering enacting or have enacted a number of additional legislative and regulatory proposals to change the healthcare system in ways that could affect our ability to sell our product candidates profitably, if approved. Among policy makers and payors in the United States and elsewhere, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality and expanding access. In the United States, the pharmaceutical industry has been a particular focus of these efforts, which include major legislative initiatives to reduce the cost of care through changes in the healthcare system, including limits on the pricing, coverage, and reimbursement of pharmaceutical and biopharmaceutical products, especially under government-funded healthcare programs, and increased governmental control of drug pricing.

There have been several U.S. government initiatives over the past few years to fund and incentivize certain comparative effectiveness research, including creation of the Patient-Centered Outcomes Research Institute under the ACA. It is also possible that comparative effectiveness research demonstrating benefits in a competitor’s product could adversely affect the sales of our product candidates.

The ACA became law in March 2010 and substantially changed the way healthcare is financed by third-party payors, and significantly impacts the U.S. pharmaceutical industry. Among other measures that may have an impact on our business, the ACA established an annual, nondeductible fee on any entity that manufactures or imports specified branded prescription drugs and biologic agents; a new Medicare Part D coverage gap discount program; and a new formula that increased the rebates a manufacturer must pay under the Medicaid Drug Rebate Program. Additionally, the ACA extended manufacturers’ Medicaid rebate liability, expands eligibility criteria for Medicaid programs, and expanded entities eligible for discounts under the Public Health Service Act. At this time, we are unsure of the full impact that the ACA will have on our business.

Since its enactment, there have been and remain judicial and Congressional challenges to certain aspects of the ACA, as well as efforts by the Trump administration to repeal or replace certain aspects of the ACA, and we expect such challenges and amendments to continue. Since January 2017, President Trump has signed two Executive Orders and other directives designed to delay the implementation of certain ACA provisions or otherwise circumvent requirements for health insurance mandated by the ACA. Concurrently, Congress has considered legislation that would repeal or repeal and replace all or part of the ACA. While Congress has not passed comprehensive repeal legislation, several bills affecting the implementation of certain taxes under the ACA have been signed into law. The Tax Cuts and Jobs Act of 2017 (“Tax Act”), includes a provision that repealed, effective January 1, 2019, the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate.” In addition, the 2020 federal spending package permanently eliminated, effective January 1, 2020, the Affordable Care Act’s mandated medical device tax and “Cadillac” tax on high-cost employer-sponsored health coverage and, effective January 1, 2021, also eliminates the health insurer tax. The Bipartisan Budget Act of 2018, or the BBA, among other things, amended the ACA, effective January 1, 2019, to increase from 50% to 70% the point-of-sale discount that is owed by pharmaceutical manufacturers who participate in Medicare Part D and to close the coverage gap in most Medicare drug plans, commonly referred to as the “donut hole.” In December 2018, CMS published a new final rule permitting further collections and payments to and from certain ACA qualified health plans and health insurance issuers under the ACA adjustment program in response to the outcome of federal district court litigation regarding the method CMS uses to determine this risk adjustment. In December 2018, a U.S. District Court Judge in the Northern District of Texas, or Texas District Court Judge, ruled that the individual mandate is a critical and inseverable feature of the ACA, and therefore, because it was repealed as part of the Tax Act, the remaining provisions of the ACA are invalid as well. Additionally, on December 18, 2019, the U.S. Court of Appeals for the 5th Circuit upheld the District Court ruling that the individual mandate was unconstitutional and remanded the case back to the District Court to determine whether the remaining provisions of the PPACA are invalid as well. It is unclear how this decision, future decisions, subsequent appeals, and other efforts to repeal and replace the ACA will impact the ACA.

In addition, other legislative changes have been proposed and adopted since the ACA was enacted. In August 2011, the President signed into law the Budget Control Act of 2011, as amended, which, among other things, included aggregate reductions to Medicare payments to providers of 2% per fiscal year, which began in 2013 and, following passage of subsequent legislation, including the BBA, will continue through 2029 unless additional Congressional action is taken. In January 2013, the American Taxpayer Relief Act of 2012 was enacted which, among other things, reduced Medicare payments to several types of providers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

Further, there has been increasing legislative and enforcement interest in the United States with respect to drug pricing practices. Specifically, there have been several recent U.S. Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drugs. At the federal level, the Trump administration’s budget proposal for fiscal year 2021 includes a $135 billion allowance to support legislative proposals seeking to reduce drug prices, increase competition, lower out-of-pocket drug costs for patients, and increase patient access to lower-cost generic and biosimilar drugs. Additionally, the Trump administration previously released a “Blueprint” to lower drug prices and reduce out of pocket costs of drugs that contains additional proposals to increase manufacturer competition, increase the negotiating power of certain federal healthcare programs, incentivize manufacturers to lower the list price of their products and reduce the out of pocket costs of drug products paid by consumers. The U.S. Department of Health and Human Services has solicited feedback on some of these measures and has implemented others under its existing authority. For example, in May 2019, CMS issued a final rule to allow Medicare Advantage plans the option to use step therapy for Part B drugs beginning January 1, 2020. This final rule codified CMS’s policy change that was effective January 1, 2019. Congress and the Trump administration have each indicated that it will continue to seek new legislative and/or administrative measures to control drug costs. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine which drugs and suppliers will be included in their healthcare programs. Furthermore, there has been increased interest by third party payors and governmental authorities in reference pricing systems and publication of discounts and list prices. These measures could reduce future demand for our products or put pressure on our pricing.

Foreign Regulation

In order to market any product outside of the United States, we would need to comply with numerous and varying regulatory requirements of other countries regarding safety and efficacy and governing, among other things, clinical trials, marketing authorization, commercial sales and distribution of our product candidates. For example, in the EU, we must obtain authorization of a clinical trial application (“CTA”) in each member state in which we intend to conduct a clinical trial. Whether or not we obtain FDA approval for a drug, we would need to obtain the necessary approvals by the comparable regulatory authorities of foreign countries before we can commence clinical trials or marketing of the drug in those countries. The approval process varies from country to country and can involve additional product testing and additional administrative review periods. The time required to obtain approval in other countries might differ from and be longer than that required to obtain FDA approval. Regulatory approval in one country does not ensure regulatory approval in another, but a failure or delay in obtaining regulatory approval in one country may negatively impact the regulatory process in others.

Further, some countries outside of the United States, including the EU member states, Switzerland and the United Kingdom, have also adopted data protection laws and regulations, which impose significant compliance obligations. In the EU, the collection and use of personal health data is governed by the provisions of the General Data Protection Regulation (“GDPR”). The GDPR became effective on May 25, 2018, repealing its predecessor directive and increasing responsibility and liability of pharmaceutical companies in relation to the processing of personal data of EU subjects. The GDPR, together with the national legislation of the EU member states governing the processing of personal data, impose strict obligations and restrictions on the ability to process personal data, including health data from clinical trials and adverse event reporting. In particular, these obligations and restrictions concern potentially burdensome documentation requirements, granting certain rights to individuals to control how we collect, use, disclose, retain and process information about them, the information provided to the individuals, the transfer of personal data out of the EU, security breach notifications, and security and confidentiality of the personal data. The processing of sensitive personal data, such as physical health condition, may impose heightened compliance burdens under the GDPR and is a topic of active interest among foreign regulators. In addition, the GDPR provides for more robust regulatory enforcement and fines of up to €20 million or 4% of the annual global revenue of the noncompliant company, whichever is greater. Data protection authorities from the different EU member states may interpret the GDPR and national laws differently and impose additional requirements, which add to the complexity of processing personal data in the EU. Guidance on implementation and compliance practices are often updated or otherwise revised.

Human Capital Resources

As of September 30, 2020, LBS had 11 employees, nine of whom are full-time and two of whom are part-time. We consider the intellectual capital of our employees to be an essential driver of our business and key to our future prospects. Historically we have had relatively low turnover of employees, but as we continue to grow, we will monitor our compensation programs closely and provide what we consider to be a very competitive mix of compensation and insurance benefits for all our employees, as well as participation in our equity programs. None of our employees is subject to a collective bargaining agreement or represented by a trade or labor union. We consider our relations with our employees to be good.

Property & Facilities

Our principal location is 5800 Armada Drive, Suite 210 Carlsbad, California 92008. We will add or move to new facilities, if needed to accommodate additional employees and research efforts. We believe that suitable additional space will be available as needed to accommodate any such expansion of our operations.

Legal Proceedings

We are not currently a party to any material legal proceedings, and we are not aware of any pending or threatened legal proceeding against us that we believe could have an adverse effect on our business, operating results or financial condition.

SENECA MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of Seneca’s financial condition and results of operations together with Seneca’s financial statements and related notes appearing elsewhere in this proxy statement/prospectus/information statement. This discussion and analysis contains forward-looking statements based upon current expectations that involve risks and uncertainties. Seneca’s actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed in the section entitled “Risk Factors” and in other parts of this proxy statement/prospectus/information statement. Please also see the section entitled “Cautionary Note Concerning Forward-Looking Statements.”

Overview

Historically, Seneca has been primarily focused on the research and development of nervous system therapies based on our proprietary human neural stem cells and its small molecule compounds with the ultimate goal of gaining approval from the “FDA”, and its international counterparts, to market and commercialize such therapies. In early 2019, Seneca also began an in-licensing and acquisition strategy by which it is evaluating novel therapeutics with the potential to be complimentary to its current technologies or that could benefit from its development experience with the goal of developing such technologies for commercialization.

Seneca’s patented technology platform has three core components:

1.	Over 300 lines of human, regionally specific neural stem cells, some of which have the potential to be used to treat serious or life-threatening diseases through direct transplantation into the central nervous system;

2.	Proprietary screening capability – Seneca’s ability to generate human neural stem cell lines provides a platform for chemical screening and discovery of novel compounds against nervous system disorders; and

3.	Small molecules that resulted from Seneca’s neurogenesis screening platform that may have the potential to treat wide variety of nervous system conditions.

To date, Seneca’s technology platform has produced two lead assets in clinical development: its NSI-566 stem cell therapy program and its NSI-189 small molecule program. A component of Seneca’s current strategy is out-licensing and it has recently initiated a formal out- licensing initiative aimed at securing partners to advance the clinical development of these two programs.

Seneca does not have any products approved for sale and have not generated any revenue from product sales. Since Seneca’s inception it has devoted substantially all of its efforts to developing its two lead assets, NSI-566 and NSI-189. Seneca has never been profitable and has incurred significant operating losses in each year since its inception. Seneca had an accumulated deficit of $221.98 million or 233.82 million as of December 31, 2019 and September 30, 2020, respectively. Substantially all of Seneca’s net losses resulted from costs incurred in connection with its research, preclinical, clinical, product, regulatory and business development activities, as well as raising capital and building its infrastructure. Seneca does not have any commitments for future external funding.

During the first quarter of 2019, Seneca conducted an assessment of its programs and strategical alternatives. Following its assessment, Seneca commenced a process of evaluating strategic alternatives to maximize stockholder value. To assist with this process, the Seneca Board engaged Hibiscus and Solebury to help explore Seneca’s available strategic alternatives, including possible mergers and business combinations, a sale of part or all of Seneca’s assets, and collaboration and licensing arrangements. After conducting a diligent and extensive process of evaluating strategic alternatives for Seneca and identifying and reviewing potential candidates for a strategic acquisition or other transaction, which included the receipt of 15 non-binding indications of interest from interested parties and careful evaluation and consideration of those proposals, and following extensive negotiation with LBS, on December 17, 2020, Seneca and LBS announced the signing of the Merger Agreement. Upon the terms and subject to the satisfaction of the conditions described in the Merger Agreement, including approval of the transaction by Seneca’s stockholders, a wholly-owned subsidiary of Seneca will be merged with and into LBS, with LBS surviving the Merger as a wholly-owned subsidiary of Seneca.

Although Seneca has entered into the Merger Agreement and intends to consummate the Merger, there is no assurance that it will be able to successfully consummate the Merger on a timely basis, or at all. If, for any reason, the proposed Merger is not completed, Seneca will reconsider its strategic alternatives and could pursue one or more of the following courses of action:

•	Pursue potential collaborative, partnering or other strategic arrangements for Seneca’s assets, including a sale or other divestiture of its assets. Seneca has discontinued further development of its programs, including NSI-566 & NSI-189, and does not currently have any plans to resume development of any of its development programs. Seneca continues its efforts to seek potential collaborative, partnering or other strategic arrangements for its programs, including a sale or other divestiture of its assets which could allow Seneca’s technology to continue being developed. Seneca may be unable to divest its assets in a timely manner, or at all, and therefore may not receive any return on Seneca’s investment in its program assets, including NSI-566 & NSI-189. If the combined company does not have sufficient funds, the combined company will not be able to advance the development of its product candidates or otherwise bring its product candidates to market and generate product revenues.

•	Continue to operate its business. Although presently not anticipated, Seneca could elect to continue to operate its business and pursue licensing or partnering transactions or utilize its intellectual property and research and discovery platform. Based on Seneca’s prior assessment, this would require a significant amount of time, financial resources, human capital and Seneca would be subject to all the risk and uncertainties involved in the development of product candidates. There is no assurance that Seneca could raise sufficient capital to support these efforts, that its development efforts would be successful or that it could successfully obtain the regulatory approvals required to market any product candidate it pursued.

•	Pursue another strategic transaction like the proposed Merger. The Seneca Board may elect to pursue an alternative strategy, one of which may be a strategic transaction similar to the Merger.

•	Dissolve and liquidate Seneca’s assets. If, for any reason, the Merger is not consummated and Seneca is unable to identify and complete an alternative strategic transaction like the Merger or potential collaborative, partnering or other strategic arrangements for its assets, or to continue to operate its business due to its inability to raise additional funding, it may be required to dissolve and liquidate its assets. In such case, Seneca would be required to pay all of its debts and contractual obligations, and to set aside certain reserves for potential future claims, and there can be no assurances as to the amount or timing of available cash left to distribute to its stockholders after paying Seneca’s debts and other obligations and setting aside funds for reserves.

Result of Operations

Revenue

Seneca generated no revenues from the sale of its proposed therapies for any of the periods presented.

Seneca has historically generated minimal revenue from the licensing of our intellectual property to third parties as well as payments under a settlement agreement.

On a long-term basis, Seneca anticipates that its revenue will be derived primarily from licensing fees and sales of its products. Because Seneca is at such an early stage in the clinical trials process, it is not yet able to accurately predict when it will have a product ready for commercialization, if ever.

Research and Development Expenses

Seneca’s research and development expenses have consisted primarily of clinical trial expenses, including payments to clinical trial sites that perform its clinical trials and clinical research organizations (CROs) that help it manage its clinical trials, manufacturing of small molecule drugs and stem cells for both human clinical trials and for pre-clinical studies and research, personnel costs for research and clinical personnel, and other costs including research supplies and facilities. Seneca’s 2019 research and development expenses reflect the costs of the technical evaluation of our internal programs as well as the evaluation of certain potential assets it considered for acquisition.

Seneca focuses on the development of therapies with potential uses in multiple indications and use employee and infrastructure resources across several projects. Accordingly, many of Seneca’s costs are not attributable to a specifically identified product and it does not account for internal research and development costs on a project-by-project basis.

Seneca expects that research and development expenses, which include expenses related to its ongoing ischemic stroke clinical trial, will decrease in the future as it seeks partners to further the clinical development of its therapeutic programs. This could change if Seneca is successful in its in-licensing and acquisition strategy in which it is evaluating novel therapeutics, its research and development expenditures will be primarily devoted to advancing the acquired programs towards or through later stage clinical trials.

Seneca has a wholly-owned subsidiary in the People’s Republic of China that primarily oversees its current clinical trial to treat motor deficits due to ischemic stroke.

In August 2017, Seneca was awarded a Small Business Innovation Research grant by the National Institutes of Health (“NIH”) to evaluate in preclinical studies the potential of NSI-189, a novel small molecule compound, for the prevention and treatment of diabetic neuropathy. The award of approximately $1 million was to be paid over a two-year period, if certain conditions are met at mid-term. The award performance period was extended through July 31, 2020 to complete the data collection and report writing. The grant balance was approximately $50,000 at September 30, 2020, and Seneca does not anticipate receiving any additional funds related thereto. In June 2018, Seneca was awarded a Department of Defense grant related to its efforts involving stem cell therapy for severe traumatic brain injury. The award of approximately $150,000 was received in 2019. The proceeds from the awards are recorded as a reduction of Seneca’s gross research and development expenses, based on the terms and conditions of the grants.

General and Administrative Expenses

General and administrative expenses are primarily comprised of salaries, benefits and other costs associated with Seneca’s operations including, finance, human resources, information technology, public relations and costs associated with maintaining a public company listing, legal, audit and compliance fees, facilities and other external general and administrative services.

Going Concern

Seneca’s auditors’ report issued in connection with our December 31, 2019 financial statements expressed an opinion that due to recurring losses from operations and an accumulated deficit, there is substantial doubt about Seneca’s ability to continue as a going concern. Seneca’s current cash level raises substantial doubt about its ability to continue as a going concern substantially beyond the end of 2021. If Seneca does not obtain additional capital by such time, it may no longer be able to continue as a going concern and may cease operation or seek bankruptcy protection.

COVID-19

The COVID-19 pandemic has resulted in quarantines, restrictions on travel and other business and economic disruptions. Seneca has evaluated the impact of the pandemic on its business operations and plans, including but not limited to the impact on access to capital, planned and ongoing clinical trials, cash management and our investment policies regarding cash as well as the long term effects in the medical and drug development fields. Given Seneca’s present level of operations and liquidity, along with its planned and ongoing clinical trials, Seneca believes it is still too early to predict whether COVID-19 will have a material impact on its short-term operations. From a medium to long term perspective, if Seneca were to initiate additional clinical trials or complete an in-licensing transaction, it may be required to raise additional capital and engagement with third party vendors, CROs and CMOs. If the present curtailment of business activities continues, Seneca may find it difficult to engage such vendors and the cost of such trials, as well as the time to conduct them, may greatly increase as a result of the inefficiencies inherent in virtual meetings, increases in general costs and a decrease in the number of qualified vendors. Additionally, the pandemic will likely impact Seneca’s ability to raise additional capital with which to fund its operations. Although still too early to predict, Seneca believes the mid and long-term effects of COVID-19 may materially impact its business.

Critical Accounting Policies

Seneca’s consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Note 2 of the Notes to Seneca’s Consolidated Financial Statements included elsewhere herein describes the significant accounting policies used in the preparation of the financial statements. Certain of these significant accounting policies are considered to be critical accounting policies, as defined below.

A critical accounting policy is defined as one that is both material to the presentation of our financial statements and requires management to make difficult, subjective or complex judgments that could have a material effect on Seneca’s financial condition and results of operations. Specifically, critical accounting estimates have the following attributes: (1) Seneca is required to make assumptions about matters that are highly uncertain at the time of the estimate; and (2) different estimates Seneca could reasonably have used, or changes in the estimate that are reasonably likely to occur, would have a material effect on Seneca’s financial condition or results of operations.

Estimates and assumptions about future events and their effects cannot be determined with certainty. Seneca bases its estimates on historical experience and on various other assumptions believed to be applicable and reasonable under the circumstances. These estimates may change as new events occur, as additional information is obtained and as Seneca’s operating environment changes. These changes have historically been minor and have been included in the financial statements as soon as they became known. Based on a critical assessment of our accounting policies and the underlying judgments and uncertainties affecting the application of those policies, management believes that Seneca’s financial statements are fairly stated in accordance with U.S. GAAP, and present a meaningful presentation of Seneca’s financial condition and results of operations. We believe the following critical accounting policies reflect our more significant estimates and assumptions used in the preparation of our consolidated financial statements:

Use of Estimates – Seneca’s financial statements prepared in accordance with U.S. GAAP require Seneca to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Specifically, Seneca has estimated the expected economic life and value of our patent technology, its net operating loss carryforward and related valuation allowance for tax purposes the fair value of its liability classified warrants and its share-based compensation expenses related to employees, directors, consultants and investment banks. Actual results could differ from those estimates.

Long Lived Intangible Assets - Our long-lived intangible assets consist of Seneca’s intellectual property patents including primarily legal fees associated with the filings and in defense of our patents. The assets are amortized on a straight-line basis over the expected useful life which Seneca defines as ending on the expiration of the patent group. These assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Seneca assess this recoverability by comparing the carrying amount of the asset to the estimated undiscounted future cash flows to be generated by the asset. If an asset is deemed to be impaired, Seneca estimates the impairment loss by determining the excess of the asset’s carrying amount over the estimated fair value. These determinations use assumptions that are highly subjective and include a high degree of uncertainty. During the years ended December 31, 2019 and 2018 and the nine months periods ended September 30, 2020 and 2019, no significant impairment losses were recognized.

Fair Value Measurements - The fair value of Seneca’s short-term financial instruments, which primarily include cash and cash equivalents, other short-term investments, accounts payable and accrued expenses, approximate their carrying values due to their short maturities. The fair value of Seneca’s long-term indebtedness was estimated based on the quoted prices for the same or similar issues or on the current rates offered to Seneca for debt of the same remaining maturities which approximates the carrying value. The fair values of Seneca’s liability classified warrants are estimated using Level 3 unobservable inputs.

Share-Based Compensation - Seneca accounts for share-based compensation at fair value; accordingly, it expenses the estimated fair value of share-based awards over the requisite service period. Share-based compensation cost for stock options and warrants issued to employees and board members is determined at the grant date while awards granted to non-employee consultants are generally valued at the vesting date using an option pricing model. Option pricing models require Seneca to make assumptions, including expected volatility and expected term of the options. If any of the assumptions Seneca uses in the model were to significantly change, share-based compensation expense may be materially different. Share-based compensation cost for restricted stock and restricted stock units issued to employees and board members is determined at the grant date based on the closing price of the Seneca Common Stock on that date. The value of the award that is ultimately expected to vest is recognized as expense on a straight-line basis over the requisite service period.

Comparison of Nine Months Ended September 30, 2020 and 2019

Revenue

During each of the nine months ended September 30, 2020 and 2019 Seneca recognized revenue of $7,500 related to ongoing fees pursuant to certain licenses of its intellectual property to third parties. In addition, during the nine months ended September 30, 2020 and 2019 Seneca recognized $3,500 and $5,400 of royalty revenue related to a settlement of a prior patent infringement case.

Operating Expenses

Operating expenses for the nine months ended September 30 were as follows:

	Nine Months Ended September 30,		Increase (Decrease)
	2020	2019	$	%
Operating Expenses
Research and development expenses	$1,608,935	$3,294,402	$(1,685,467)	(51%)
General and administrative expenses	4,683,539	3,217,613	1,465,926	46%
Total operating expenses	$6,292,474	$6,512,015	$(219,541)	(3%)

Research and Development Expenses

The decrease of approximately $1,685,000 or 51% in research and development expenses was primarily attributable to the continued wind down of clinical activities for our stem cell and small molecule programs in 2020. In 2019, Seneca incurred expenses related to external consulting services engaged in the technical evaluation of our internal programs as well as the evaluation of certain potential assets Seneca considered for acquisition. Seneca expects that research and development expenses, which include expenses related to its ongoing stroke clinical trial, will decrease in the future as Seneca seeks partners to further the clinical development. This could change if Seneca is successful in its in-licensing and acquisition strategy in which it is evaluating novel therapeutics, its research and development expenditures will be primarily devoted to advancing the acquired programs towards or through later stage clinical trials.

General and Administrative Expenses

G&A expenses increased approximately $1,466,000 or 46%. As noted above, Seneca has shifted the its strategy and focus from the development of the stem cell assets and initiated an out-licensing effort to partner these programs while seeking to in-license or acquire novel therapeutics with the potential to be complimentary to its current technologies or that could benefit from Seneca’s development experience with the goal of developing such technologies for commercialization. Associated with this shift in strategic focus Seneca’s G&A expenses in the 2020 period reflect an enhanced internal management structure including individual consultants in key roles as well as the engagement of two executive officers in the second quarter of 2020.

Other income (expense)

Other income (expense), net totaled approximately ($5,567,000) and $185,000 for the nine months ended September 30, 2020 and 2019, respectively.

Other expense, net in 2020 consisted primarily of a non-cash warrant inducement charge of approximately $5,620,000 partially offset by $40,000 of non-cash gains related to the fair value adjustment of our liability classified warrants.

Other income, net in 2019 consisted primarily of approximately a $417,000 of non-cash gain related to the fair value adjustment of our liability classified stock purchase warrants, $86,000 of sublease income and $55,000 of interest income partially offset by a $368,000 loss related to the write-off of a related party receivable.

Comparison of Our Results of Operations for the Years Ended December 31, 2019 and 2018

Revenue

During each of the years ended December 31, 2019 and 2018, Seneca recognized revenue of $10,000 related to ongoing fees pursuant to certain licenses of its intellectual property to third parties. In addition, during the year ended December 31, 2018, Seneca recognized $250,000 of milestone-based royalties related to a settlement of a prior patent infringement case.

Operating Expenses

Operating expenses for 2019 and 2018 were as follows:

	Year Ended December 31,		Increase (Decrease)
	2019	2018	$	%
Operating Expenses
Research & development costs	$4,061,450	$3,960,191	$101,259	3%
General & administrative expenses	4,585,638	4,559,265	26,373	1%
Total operating expense	$8,647,088	$8,519,456	$127,632	1%

Research and Development Expenses

The increase of approximately $101,000 or 3% in research and development expenses was primarily attributable to an increase in external consulting services engaged in the technical evaluation of Seneca’s internal programs as well as the evaluation of certain potential assets Seneca considered for acquisition. These costs were partially offset by lower clinical trial expenditures as Seneca winds down clinical activities related to the stem cell assets. Seneca expects that research and development expenses, which include expenses related to its ongoing stroke clinical trial, will decrease in the future as it seeks partners to further the clinical development. This could change if Seneca is successful in its in-licensing and acquisition strategy in which it is evaluating novel therapeutics, its research and development expenditures will be primarily devoted to advancing the acquired programs towards or through later stage clinical trials.

General and Administrative Expenses

G&A expenses increased approximately $26,000 or 1%. As noted above Seneca has shifted its strategy and focus from the development of the stem cell assets and initiated an out-licensing effort to partner these programs while seeking to in-license or acquire novel therapeutics with the potential to be complimentary to its current technologies or that could benefit from its development experience with the goal of developing such technologies for commercialization. Associated with this shift in strategic focus Seneca’s G&A expenses in 2019 reflect an enhanced internal management structure including individual consultants in key roles.

Other income (expense)

Other income, net totaled approximately $280,000 and $3,335,000 for the years ended December 31, 2019 and 2018, respectively. Other income, net in 2019 consisted of approximately $499,000 of non-cash gains related to the change in the fair value of Seneca’s liability classified stock purchase warrants, $86,000 of sublease income and $68,000 of interest income partially offset by a $368,000 loss related to the write-off of a related party receivable.

Other income, net in 2018 consisted of approximately $3,269,000 of non-cash gains related to the change in the fair value of Seneca’s liability classified stock purchase warrants and $79,000 of interest income.

Liquidity and Capital Resources

Sources of Liquidity

Since Seneca’s inception, it has financed its operations through the sales of its securities, issuance of long-term debt, the exercise of investor warrants, and to a lesser degree from grants and research contracts as well as the licensing of its intellectual property to third parties.

Seneca had cash and cash equivalents of approximately $12.7 million at September 30, 2020. In January 2020, Seneca raised approximately $6.7 million of net proceeds from the exercise of certain common stock purchase warrants pursuant to an inducement offer and in May 2020, Seneca raised approximately $4.4 million of net proceeds through the sale of Seneca Common Stock as well as approximately $3.5 million from the exercise of warrants issued in the January inducement offer.

Seneca had cash and cash equivalents of approximately $5.1 million at December 31, 2019. On July 30, 2019, Seneca completed a firm commitment underwritten public offering of its securities which resulted in approximately $6.6 million of net proceeds. In addition, in January 2020, Seneca raised approximately $6.7 million of net proceeds from the exercise of certain common stock purchase warrants pursuant to an inducement offer.

As explained in Note 1 to Seneca’s consolidated financial statements, management has determined that there is substantial doubt about Seneca’s ability to continue as a going concern.

Seneca will require additional capital to pursue its acquisition and in-licensing strategy and continue its pre-clinical and clinical development plans. To continue to fund Seneca’s operations and the development of its product candidates, it anticipates raising additional cash through the private and public sales of equity or debt securities, collaborative arrangements, licensing agreements, asset sales or a combination thereof. Although management believes that such funding sources will be available, there can be no assurance that any such collaborative arrangement will be entered into or that financing will be available to Seneca when needed in order to allow it to continue its operations, or if available, on terms acceptable to it. If Seneca does not raise sufficient funds in a timely manner, it may be forced to curtail operations, delay or stop its ongoing clinical trials, cease operations altogether, or file for bankruptcy. Seneca currently does not have commitments for future funding from any source. Seneca cannot assure you that it will be able to secure additional capital or that the expected income will materialize. Several factors will affect Seneca’s ability to raise additional funding, including, but not limited to market conditions, interest rates and, more specifically, its progress in its exploratory, preclinical and future clinical development programs.

Cash Flows

	Year Ended December 31,		Nine Months Ended September 30,
	2019	2018	2020	2019
	(in thousands)
Cash used in operating activities	$(7,256)	$(7,692)	$(6,831)	$(5,207)
Cash provided by (used in) investing activities	-	4,988	-	-
Cash provided by (used in) financing activities	6,590	1,814	14,466	6,726

Net increase (decrease) in cash, cash equivalents, and restricted cash	$(672)	$(888)	$7,637	$1,513

Net Cash Used in Operating Activities

Cash used in operating activities for the year ended December 31, 2019, of approximately $7,256,000 reflects Seneca’s $8,352,000 loss for the period adjusted for certain non-cash items including: (i) $881,000 of share-based compensation, (ii) a ($499,000) gain related to the change in fair value of our liability classified warrants, (iii) $362,000 of write-off of related party receivable, (iv) $208,000 of net cash inflows related to changes in operating assets and liabilities and (v) $144,000 adjustment for amortization and depreciation.

Cash used in operating activities for the year ended December 31, 2018, of approximately $7,692,000 reflects Seneca’s $4,925,000 loss for the period adjusted for certain non-cash items including: (i) $634,000 of share-based compensation (ii) ($3,269,000) related to the change in fair value of our liability classified warrants, (iii) ($337,000) of net cash outflows related to changes in its operating assets and liabilities and (iv) $186,000 adjustment for amortization and depreciation.

Cash used in operating activities for the nine months ended September 30, 2020, reflects Seneca’s $11,848,000 loss for the period adjusted for certain non-cash items including: (i) $5,620,000 of expense related to our warrant inducement transaction, (ii) $1,169,000 of net cash inflows related to changes in operating assets and liabilities, (iii) $524,000 of share-based compensation.

Net Cash Used in Investing Activities

There were no investing activities in the year ended December 31, 2019.

For the year ended December 31, 2018 cash provided by investing activities was comprised primarily of proceeds from the maturity of Seneca’s short-term investments.

There were no investing activities in either of the nine months ended September 30, 2020 or 2019.

Net Cash Provided by Financing Activities

For the year ended December 31, 2019, cash provided by financing activities consisted primarily of $6.6 million of net proceeds generated from the sale of Seneca Common Stock and warrants coupled with borrowings and payments under Seneca’s short-term debt used to finance insurance premiums.

For the year ended December 31, 2018, cash provided by financing activities consisted primarily of approximately $1.8 million of net proceeds from Seneca’s October 2018 financing transaction.

For the nine months ended September 30, 2020, cash provided by financing activities consisted of $11.2 million of net proceeds generated from the sale of Seneca Common Stock and $3.5 million of net proceeds from the exercise of warrants partially offset by payments under Seneca’s short-term debt used to finance insurance premiums.

For the nine months ended September 30, 2019, cash used in financing activities consisted of $6.6 million of net proceeds generated from the sale of Seneca Common Stock and warrants coupled with borrowings and payments under Seneca’s short-term debt used to finance insurance premiums.

Future Liquidity and Needs

Seneca has incurred significant operating losses and negative cash flows since inception. Seneca has not been able to generate significant revenues nor achieved profitability and may not be able to do so in the future. Seneca does not expect to be profitable in the next several years, but rather expects to incur additional operating losses. We have limited liquidity and capital resources and must obtain significant additional capital resources in order to sustain Seneca’s product development efforts, for acquisition of technologies and intellectual property rights, for preclinical and clinical testing of Seneca’s anticipated products, pursuit of regulatory approvals, acquisition of capital equipment, laboratory and office facilities, establishment of production capabilities, for general and administrative expenses and other working capital requirements. Seneca has relied on cash balances and the proceeds from the offering of its securities, exercise of outstanding warrants and grants to fund its operations.

Seneca intends to pursue opportunities to obtain additional funds through the out-license or sale of its existing clinical programs in addition to financing in the future through the sale of its securities and additional research grants. On June 23, 2017, Seneca’s shelf registration statement (Registration No. 333-218608), which replaced Seneca’s prior expiring shelf registration statement, was declared effective by the SEC. Under such replacement shelf registration statement, Seneca can offer and sell up to $100 million of our securities. Through December 31, 2019, Seneca has sold approximately $12.6 million of securities under the shelf registration statement. Based on Seneca’s current market capitalization, it is limited to the use of its shelf registration statement by Item I.B.6 of Form S-3.

On July 30, 2019, Seneca completed a firm commitment underwritten public offering of its securities. The offering resulted in net proceeds of approximately $6.6 million, after deducting underwriting discounts and commissions and offering expenses. The securities in this offering were sold pursuant to a registration statement on Form S-1 (file no. 333- 232273).

In January 2020, pursuant to the terms of an inducement offer, certain holders of 5,555,554 of Seneca’s common stock purchase warrants exercised their warrants at an exercise price of $1.36 per share generating approximately $7.6 million of gross proceeds.

As explained in the notes to our consolidated financial statements, if Seneca is not able to raise additional funds when needed, there would continue to be substantial doubt as to its ability to continue as a going concern. The source, timing and availability of any future financing will depend principally upon market conditions, interest rates and, more specifically, current and future progress in its exploratory, preclinical and clinical development programs. Funding may not be available when needed, at all, or on terms acceptable to Seneca. Lack of necessary funds may require Seneca, among other things, to delay, scale back or eliminate some or all of its research and product development programs, planned clinical trials, and/or its capital expenditures or to license its potential products or technologies to third parties.

Off-balance Sheet Arrangements

None.

LBS MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of financial condition and results of operations should be read together with the financial statements of Leading BioSciences, Inc. (“LBS”) and accompanying notes appearing elsewhere in this proxy statement/prospectus/information statement. This discussion of the financial condition and results of operations of LBS contains certain statements that are not strictly historical and are “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995 and involve a high degree of risk and uncertainty. Actual results may differ materially from those projected in the forward-looking statements due to other risks and uncertainties that exist in LBS’s operations, development efforts and business environment, including those set forth in the section entitled “Risk Factors—Risks Related to LBS,” the other risks and uncertainties described in the section entitled “Risk Factors” and the other risks and uncertainties described elsewhere in this proxy statement/prospectus/information statement. All forward-looking statements included in this proxy statement/prospectus/information statement are based on information available to LBS as of the date hereof, and LBS assumes no obligation to update any such forward-looking statement. All amounts in this report are in U.S. dollars, unless otherwise noted. Unless otherwise indicated, references to the “Company,” “LBS,” “our,” “we,” and “us” in this management’s discussion and analysis of financial condition and results of operations refer to Leading BioSciences, Inc.

Overview

We are a clinical stage biopharmaceutical company focused on discovering, developing, and commercializing innovative oral therapies that target serious diseases associated with the breakdown of the mucosal barrier protecting the gastrointestinal (“GI”) tract. Our goal is to be an industry leader in developing therapies to treat these diseases and to improve the lives of patients suffering from such diseases.

Our approach is founded on the discovery that damage to the intestinal epithelial barrier can result in leakage of digestive enzymes from the GI tract that can damage tissue and promote inflammation, causing a broad array of acute and chronic conditions.

Using our scientific and drug development expertise, we are developing a portfolio of oral product candidates to treat conditions driven by protease (intestinal enzymes) leakage through the intestinal epithelial barrier, including surgical complications and inflammatory conditions.

Our pipeline of product candidates is illustrated in this chart:

* Commercial right to LB1148 in Greater China (excluding Taiwan) have been out-licensed to Newsoara.

Our lead therapeutic candidate, LB1148, is a novel oral liquid formulation of the well-characterized digestive enzyme inhibitor, tranexamic acid, intended to inhibit digestive enzyme activity and preserve gut integrity during intestinal stress, such as results from reduced blood flow to the intestine, infections, and surgery. Peer reviewed publications of third-party research suggest that digestive enzyme leakage from the GI tract drives GI and organ dysfunction following these events.

We are initially developing LB1148 to be administered to patients prior to major surgeries that risk disrupting the intestinal mucosal barrier.  As announced in March of 2020, a randomized, double-blind, parallel, placebo-controlled Phase 2 investigator-sponsored clinical trial of LB1148 in 120 patients undergoing coronary artery bypass grafting and/or heart valve replacement surgery requiring cardiopulmonary bypass was completed. Patients were randomized to receive LB1148 or placebo in conjunction with surgery. The trial’s primary endpoint was time to return of bowel function. Secondary endpoints include Intensive Care Unit (“ICU”) length of stay, hospital length of stay, organ function changes, inflammatory response and glucose control. LB1148 provided an approximately 30% improvement in the time to normal bowel function following cardiovascular (“CV”) surgery (p<0.001) compared to placebo. The treatment group also had an average 1.1-day shorter length of stay in the ICU and an average 1.1-day shorter hospital stay. Generally, treatment with LB1148 was well tolerated. Adverse events (“AEs”) were similar between the treatment groups and not considered unexpected for the subject population. None of the AEs or serious adverse events (“SAEs”) reported were considered drug-related by the sponsor-investigator. One of the primary factors in discharging patients from the hospital following surgery is the return of bowel function. LB1148 has been granted Fast Track designation from the “FDA” for the treatment of postoperative GI dysfunction (which may present as feeding intolerance, ileus, necrotizing enterocolitis (“NEC”), etc.) associated with gut hypoperfusion injury in pediatric patients who have undergone congenital heart disease repair surgery.

We are also currently conducting a randomized, double-blind, placebo-controlled, proof-of-concept Phase 2 clinical trial of LB1148 in patients undergoing elective bowel resection surgery in the Unites States. We expect to have initial data regarding the time to return of GI function from this clinical trial in the second half of 2021. The second part of this trial will evaluate whether patients treated with LB1148 also experience fewer postoperative intra-abdominal adhesions. In the second half of 2021, we are planning to initiate a Phase 2/3 clinical trial of LB1148 in neonatal patients undergoing CV surgery to correct congenital heart defects. We anticipate that this clinical trial will enroll 100 patients and that we will have data from the first 10 patients in late 2021 with final data from the full 100 patients in 2022.

Beyond our lead product candidate, we are continuing to develop additional therapeutic candidates. We believe that protease-based therapeutics hold promise in meeting a number of unmet needs resulting from chronic protease leak, beyond our initial therapeutic focus on GI-related pathology triggered by major surgeries.

Recent Events

For more information regarding the Merger and Pre-Merger Financing, please see the sections titled “The Merger” and “Agreements Related to the Merger- Pre-Merger Financing” beginning on pages 79 and 142 of this proxy statement/prospectus/information statement, respectively.

Results of Operations

Comparison of Nine Months Ended September 30, 2020 and 2019

The following table sets forth LBS’s selected statements of operations data for the periods shown below (in thousands):

	Nine Months Ended September 30,
	2020	2019	Change
	(Unaudited)
Operating expenses:
Research and development	$2,314	$2,228	$86
General and administrative	3,738	5,277	(1,539)
Gain on derecognition of payable	-	(1,384)	1,384
Total operating expenses	6,052	6,121	(69)
Loss from operations	(6,052)	(6,121)	69
Other income (expense):
Loss on extinguishment of debt	-	(1,022)	1,022
Change in fair value of warrant liability	-	158	(158)
Interest expense	(39)	(249)	210
Other income	13	42	(29)
Total other (expense)	(26)	(1,071)	1,045
Net loss	$(6,078)	$(7,192)	$1,114

Operating Expenses

Research and Development

Research and development expenses consist primarily of costs incurred for the clinical development of LBS’s lead product candidate LB1148, which include:

•	expenses under agreements with third-party contract research organizations, investigative clinical trial sites that conduct research and development activities on LBS’s behalf, and consultants;

•	costs related to develop and manufacture preclinical study and clinical trial material;

•	salaries and employee-related costs, including stock-based compensation;

•	costs incurred under LBS’s third-party licensing agreements; and

•	laboratory and vendor expenses related to the execution of preclinical and clinical trials.

LBS’s direct research and development expenses are tracked by product candidate and consist primarily of external costs, such as fees paid under third-party license agreements and to outside consultants, contract research organizations (“CROs”), contract manufacturing organizations (“CMOs”) and research laboratories in connection with its preclinical development, process development, manufacturing and clinical development activities. LBS does not allocate employee costs and costs associated with its discovery efforts, laboratory supplies and facilities, including other indirect costs, to specific product candidates because these costs are deployed across multiple programs and, as such, are not separately classified. LBS primarily uses internal resources to conduct its research as well as for managing its preclinical development, process development, manufacturing and clinical development activities.

Research and development expenses for the nine months ended September 30, 2020 and 2019 were $2.3 million and $2.2 million, respectively. The increase of $0.1 million for the nine months ended September 30, 2020 as compared to the nine months ended September 30, 2019 was primarily due to: (i) a $0.2 million increase in clinical trial activities related to the ongoing Phase 2 clinical trials of LB1148, (ii) a $0.1 million increase in personnel-related costs to support our clinical trials activities and other research and development efforts and (iii) a $0.1 million increase in stock-based compensation expense. These increases were offset by a decrease of $0.2 million in preclinical research activities and a $0.1 million decrease in drug storage and distribution costs.

General and Administrative Expenses

General and administrative expenses consist primarily of personnel-related costs, insurance costs, facility costs and professional fees for legal, patent, consulting, investor and public relations, accounting and audit services. Personnel-related costs consist of salaries and benefits. We expect our general and administrative expenses will increase substantially as we: (i) incur additional costs associated with being a public company, including audit, legal, regulatory, and tax-related services associated with maintaining compliance with exchange listing and SEC requirements; director and officer insurance premiums; and investor relations costs, (ii) hire additional personnel, and (iii) protect our intellectual property.

General and administrative expenses for the nine months ended September 30, 2020 and 2019 were $3.7 million and $5.3 million, respectively, a decrease of $1.6 million. The decrease was primarily due to: (i) a $1.2 million decrease in stock-based compensation, (ii) a $0.3 million decrease in professional fees primarily attributable to legal, audit and accounting fees to support public company readiness efforts, (iii) a $0.2 million decrease in travel related expenses as a result of the COVID-19 pandemic. These decreases were offset by a net increase of $0.1 million in other costs to support our operations.

Gain on Derecognition of Accounts Payable

The Company engaged a third-party vendor to perform clinical research services in 2014. LBS was not satisfied with the services performed by the vendor and believed there was a breach of contract by the vendor. LBS’s board of directors voted to terminate the study and LBS stopped making any further payments in 2016. The amounts accrued represented amounts invoiced by the vendor and not paid by LBS. The vendor did not pursue any further collection of the invoiced amounts, and LBS did not pursue any claims for breach of contract. During the first quarter of 2019, the Company derecognized the outstanding accounts payable balance and recorded a gain in the amount of $1.4 million upon lapse of the statute of limitations as a contra expense in the operating expense section of the statement of operations.

Other income (expense)

Other expense for the nine months ended September 30, 2020 decreased by $1.0 million as compared to other expense for the nine months ended September 30, 2019. The decrease was primarily due to: (i) a 1.0 million loss on the extinguishment of debt in 2019 and (ii) a $0.2 decrease in interest expense associated with the amortization of debt discounts in 2019 as compared to 2020. These decreases were offset by a gain of $0.2 million in the change of fair value of warrant liabilities in 2019.

Comparison of Years Ended December 31, 2019 and 2018

The following table sets forth LBS’s selected statements of operations data for the periods shown below (in thousands):

Leading BioSciences, Inc.
Statements of Operations
(in thousands, except share and per share amounts)

	Years ended December 31,
	2019	2018	Change

License revenue	$-	$1,250	$(1,250)
Operating Expenses:
Research and development	3,239	751	2,488
General and administrative	7,272	3,566	3,706
Gain on derecognition of payable	(1,384)	-	(1,384)
Total operating expenses	9,127	4,317	4,810
Loss from operations	(9,127)	(3,067)	(6,060)
Other income (expense):
Loss on extinguishment of debt	(1,022)	-	(1,022)
Change in fair value of warrant liability	158	-	158
Change in fair value of put right	128	-	128
Interest expense	(250)	(1,418)	1,168
Other income	61	1	60
Total other income (expense)	(925)	(1,417)	492
Net loss	$(10,052)	$(4,484)	$(5,568)

Revenues

LBS’s revenues to date have been generated from the co-development and distribution agreement with Newsoara, a joint venture established with Biolead Medical Technology Limited, as amended in November 2018 (the “Co-Development Agreement”).

For the years ended December 31, 2019 and 2018, LBS recognized revenue of $0 and $1.25 million, respectively. The decrease year over year was due to a $1.0 million upfront non-refundable payment and a $250,000 milestone payment recognized for the year ended December 31, 2018 for the Co-Development Agreement. No deferred revenue has been recorded related to this agreement to date.

Operating Expenses

Research and Development

Research and development expenses consist primarily of costs incurred for the clinical development of LBS’s lead product candidate LB1148, which include:

•	expenses under agreements with third-party contract organizations, investigative clinical trial sites that conduct research and development activities on LBS’s behalf, and consultants;

•	costs related to develop and manufacture preclinical study and clinical trial material;

•	salaries and employee-related costs, including stock-based compensation;

•	costs incurred under LBS’s third-party licensing agreements; and

•	laboratory and vendor expenses related to the execution of preclinical and clinical trials.

LBS’s direct research and development expenses are tracked by product candidate and consist primarily of external costs, such as fees paid under third-party license agreements and to outside consultants, CROs, CMOs and research laboratories in connection with its preclinical development, process development, manufacturing and clinical development activities. LBS does not allocate employee costs and costs associated with its discovery efforts, laboratory supplies and facilities, including other indirect costs, to specific product candidates because these costs are deployed across multiple programs and, as such, are not separately classified. LBS primarily uses internal resources to conduct its research as well as for managing its preclinical development, process development, manufacturing and clinical development activities.

Research and development expenses for the years ended December 31, 2019 and 2018 were $3.2 million and $0.8 million, respectively. The increase of $2.4 million for the year ended December 31, 2019 as compared to the year ended December 31, 2018 was primarily due to: (i) a $1.3 million increase in clinical trial activities related to the ongoing Phase 2 clinical trials of LB1148, (ii) a $0.6 million increase in personnel-related costs to support our clinical trials activities and other research and development efforts, (iii) a $0.2 million increase in stock-based compensation expense, (iv) a $0.2 million increase for preclinical research activities, and (v) a $0.1 million increase in drug storage and distribution costs.

General and Administrative Expenses

General and administrative expenses consist primarily of personnel-related costs, insurance costs, facility costs and professional fees for legal, patent, consulting, investor and public relations, accounting and audit services. Personnel-related costs consist of salaries and benefits. We expect our general and administrative expenses will increase substantially as we: (i) incur additional costs associated with being a public company, including audit, legal, regulatory, and tax-related services associated with maintaining compliance with exchange listing and SEC requirements; director and officer insurance premiums; and investor relations costs, (ii) hire additional personnel, and (iii) protect our intellectual property.

General and administrative expenses for the years ended December 31, 2019 and 2018 were $7.3 million and $3.6 million, respectively, an increase of $3.7 million. The increase was primarily due to: (i) a $2.0 million increase in stock-based compensation expense, (ii) a $1.3 million increase in professional fees primarily attributable to legal, audit and accounting fees to support public company readiness efforts, (iii) a $0.3 million increase in personnel-related costs, and (iv) a net increase of $0.1 million in other costs to support our operations.

Gain on Derecognition of Accounts Payable

The Company engaged a third-party vendor to perform clinical research services in 2014. The Company was not satisfied with the services performed by the vendor and believed there was a breach of contract by the vendor. The Company’s board of directors voted to terminate the study and the Company stopped making any further payments in 2016. The amounts accrued represented amounts invoiced by the vendor and not paid by the Company. The vendor did not pursue any further collection of the invoiced amounts, and the Company did not pursue any claims for breach of contract. During the first quarter of 2019, the Company derecognized the outstanding accounts payable balance and recorded a gain in the amount of $1.4 million upon lapse of the statute of limitations as a contra expense in the operating expense section of the statement of operations.

Other income (expense)

Other expense for the years ended December 31, 2019 and 2018 was $0.9 million and $1.4 million, respectively, a decrease of $0.5 million in expense. The decrease was primarily due to: (i) a decrease in interest expense of approximately $1.2 million primarily due to higher expense from the amortization of debt discounts in 2018 compared to 2019, (ii) a $0.1 million increase in the fair value of the derivative liability associated with the change in fair value of certain liability classified options held by our former Chief Executive Officer and (iii) a $0.2 million increase in fair the value of the warrant liability associated with the convertible notes originally issued in 2018 (the “2018 Convertible Notes”). These decreases to other expense were offset by a $1.0 million loss on the extinguishment of debt in 2019.

Liquidity and Capital Resources and Going Concern

From our inception through September 30, 2020, LBS has devoted substantially all of its efforts to organizational activities including raising capital, building infrastructure, acquiring assets, developing intellectual property, and conducting preclinical studies, clinical trials and product development activities. LBS has a limited operating history and the sales and income potential of its business and market are unproven. LBS has experienced recurring net losses and negative cash flows from operating activities.  As of September 30, 2020, LBS had an accumulated deficit of $63.8 million and had cash and cash equivalents of $0.8 million and expects to incur operating losses and generate negative cash flows from operations for the foreseeable future.

LBS has not yet established ongoing sources of revenues sufficient to cover its operating costs and will need to continue to raise additional capital to support its future operating activities, including progression of its development programs, preparation for commercialization, and other operating costs. Management’s plans with regard to these matters include entering into a combination of additional debt or equity financing arrangements, government funding, strategic partnerships, collaboration and licensing arrangements, or other similar arrangements. There can be no assurance that LBS will be able to obtain additional financing on terms acceptable to LBS, on a timely basis or at all. Additionally, as discussed throughout this proxy statement/prospectus/information statement, LBS has entered into a Merger Agreement with Seneca that, if consummated along with the Pre-Merger Financing, is estimated to provide capital to support LBS’s operating activities through the second quarter of 2022.

The accompanying financial statements have been prepared assuming that LBS will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business.

Based on the above, there is substantial doubt about LBS’s ability to continue as a going concern for a period of one year from the date the financial statements are available to be issued. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

Cash Flow Summary of the Nine Months Ended September 30, 2020 and 2019

The following table summarizes our sources and uses of cash for each of the periods show below (in thousands):

	Nine Months Ended September 30,
	2020	2019
Net cash provided by (used in):
Operating activities	(3,220)	(4,861)
Investing activities	(5)	-
Financing activities	379	10,085
Net change in cash, cash equivalents and restricted cash	(2,846)	5,224

Operating Activities

During the nine months ended September 30, 2020, net cash used in operating activities was $3.2 million, resulting primarily from LBS’s net loss of $6.1 million offset by $1.2 million net change in operating assets and liabilities, and a noncash adjustment for stock-based compensation charges of $1.6 million. The $1.2 million net change in operating assets and liabilities was primarily due to a $1.3 million increase in accounts payable and accrued liabilities as a result of timing of payments.

During the nine months ended September 30, 2019, net cash used in operating activities was $4.9 million, resulting primarily from LBS’s net loss of $7.2 million and a $0.1 million net change in operating assets and liabilities, offset by net noncash adjustments of $2.4 million. Noncash adjustments included an adjustment of $2.7 million for stock-based compensation charges, an adjustment for a $1.4 million gain on the derecognition of accounts payable discussed above, a $1.0 million adjustment for loss on the extinguishment of debt, an adjustment for a $0.2 million decrease in the fair value of the warrant liability associated with the 2018 Convertible Notes, an adjustment for $0.2 million in the accretion of debt discounts and an adjustment of $0.1 million for accrued and unpaid interest. The $0.1 million net change in operating assets and liabilities was due to a $0.5 million increase in accounts payable and accrued liabilities, a $0.6 million decrease in accrued compensation, a $0.2 million increase in prepaid expenses and a $0.3 million decrease in accounts receivable.

Investing Activities

Net cash used in investing activities was immaterial for the nine months ended September 30, 2020. Net cash used in investing activities was $0 for the nine months ended September 30, 2019.

Financing Activities

Net cash provided by financing activities was $0.4 million for the nine months ended September 30, 2020 consisting of $0.3 million in proceeds from a Paycheck Protection Program loan and proceeds of $0.1 million from the issuance of a promissory note. Net cash provided by financing activities was $10.1 million for the nine months ended September 30, 2019 consisting primarily of net proceeds of $10.2 million from the sale of Series C convertible preferred stock and proceeds of $0.3 million from the issuance of the 2018 Convertible Notes. These increases were offset by $0.3 million in payments on a promissory note and repayment of notes to related parties of $0.1 million.

Cash Flow Summary of the Years Ended December 31, 2019 and 2018

The following table summarizes our sources and uses of cash for each of the periods shown below (in thousands):

	For the Years Ended December 31,
	2019	2018
Net cash provided by (used in):
Operating activities	(6,759)	(2,020)
Investing activities	-	(5)
Financing activities	10,008	1,564
Net change in cash, cash equivalents and restricted cash	3,249	(461)

Operating Activities

During the year ended December 31, 2019, net cash used in operating activities was $6.8 million, resulting primarily from LBS’s net loss of $10.1 million, a $1.4 million derecognition of accounts payable as discussed above, a $0.1 million adjustment for the decrease in the fair value of certain liability classified options held by our former Chief Executive Officer and a $0.2 million decrease in the fair value of the warrant liability associated with the 2018 Convertible Notes offset by $0.3 million net change in operating assets and liabilities, noncash adjustments for stock-based compensation charges of $3.3 million, $0.2 million of noncash interest expense and $1.0 million adjustment for loss on extinguishment of debt. The $0.3 million net change in operating assets and liabilities was due to a $0.8 million increase in accounts payable and accrued liabilities, a $0.3 million decrease in accounts receivable, offset by a $0.6 million decrease in accrued compensation and a $0.1 million increase in prepaid expenses.

During the year ended December 31, 2018, net cash used in operating activities was $2.0 million, resulting primarily from LBS’s net loss of $4.5 million offset by $0.1 million net change in operating assets and liabilities, noncash adjustments for stock-based compensation charges of $1.1 million, $1.0 million adjustment for accretion of debt discount and non-cash interest expense and $0.3 million of accrued and unpaid interest expense.

Investing Activities

Net cash used in investing activities was $0 for the year ended December 31, 2019. Net cash used in investing activities was immaterial for the year ended December 31, 2018.

Financing Activities

Net cash provided by financing activities was $10.0 million for the year ended December 31, 2019 consisting primarily of net proceeds of $10.2 million from the sale of Series C convertible preferred stock and proceeds of $0.3 million from the issuance of the 2018 Convertible Notes. These increases were offset by $0.4 million payments on a promissory note and repayment of notes to related parties of $0.1 million. Net cash provided by financing activities was $1.6 million for the year ended December 31, 2018 consisting primarily of net proceeds of $1.0 million from the issuance of secured notes, $0.6 million from the issuance of 2018 Convertible Notes, $0.2 million from the issuance of 2017 Convertible Notes, and $0.2 million from the exercise of stock options. These increases were offset by $0.3 million payments on notes payable and $0.1 million payments on a promissory note.

Contractual Obligations and Commitments

Co-Development and Distribution Agreement

In February 2018, the Company entered into the Co-Development Agreement.

The Company received a $1.0 million upfront non-refundable payment and $250,000 of variable consideration relating to milestone payments that are not probable of being subject to a revenue reversal in future periods when the variability is resolved. The Company is eligible for additional consideration for future development, regulatory and sales milestones and is eligible to receive royalties on future net sales of Commercial Product within the Territory. During the years ended December 31, 2019 and 2018, the Company recognized $0 and $1.25 million in revenue, respectively. As of December 31, 2019, there was no deferred revenue related to the arrangement.

In 2018, in conjunction with the Co-Development and Distribution Agreement, the Company was obligated to pay the Regents of the University of California $125,000 in royalties for its portion of the sublicense income equal to 30% of one-third of the upfront payment and milestone payment received. As of December 31, 2018, the $125,000 royalty payable was included in Accrued Liabilities.

License Agreements with the Regents of the University of California

2015 License Agreement with the Regents of the University of California

In August 2015, LBS entered into a license agreement with the Regents of the University of California (the “Regents”), as amended in December 2019 (the “2015 UC License”). Pursuant to the 2015 UC License, LBS has an exclusive, sublicensable, worldwide license under certain patent rights to make, use, sell, offer for sale and import products and practice methods covered by the claims of the licensed patent rights in the field of protease inhibitor administration in therapeutic indications including, among others, uses in surgery generally, and treatment of shock, sepsis, inflammatory disease and post-surgical ileus and adhesions. LBS utilizes these licensed patent rights in certain compositions comprising components of LB1148, including the active ingredient, tranexamic acid.

Upon the execution of the 2015 UC License, LBS paid a one-time license issue fee of $3,500 and is obligated to pay an annual license maintenance fee in the mid four-digit dollar range until such time that it is commercially selling a licensed product. LBS is also obligated to make: (i) payments up to $250,000 in the aggregate upon achievement of certain regulatory milestones and (ii) tiered royalty payments in the low single-digit percentage range on annual net sales of licensed products, subject to a minimum annual royalty in the low five-digit dollar range and adjustments to the royalty percentage in certain events. Further, LBS is obligated to pay a percentage of non-royalty licensing revenue it receives from its sublicensees under the 2015 UC License to the Regents.

Under the 2015 UC License, LBS is required to diligently proceed with the development, manufacture, regulatory approval, and sale of licensed products and is subject to a number of diligence obligations relating to developmental, regulatory and commercialization milestones for the licensed products, as well as a minimum annual spend requirement in the low six-digit dollar range.

The 2015 UC License will expire upon the later of the expiration date of the longest-lived patent right licensed under the 2015 UC License. The Regents may terminate the 2015 UC License if: (i) a material breach by LBS is not cured within 60 days, (ii) LBS files a claim asserting the Regents licensed patent rights are invalid or unenforceable, or (iii) LBS files for bankruptcy. LBS also has the right to terminate the 2015 UC License at any time upon at least 90 days’ written notice.

2020 License Agreement with the Regents of the University of California

In April 2020, LBS entered into another license agreement with the Regents (the “2020 UC License”). Pursuant to the 2020 UC License Agreement, LBS has an exclusive, sublicensable, worldwide license under certain patent rights to make, use, sell, offer for sale and import products and practice methods covered by the claims of the licensed patent rights as directed to synthetic charge-changing substrates and methods for detecting protease activity in animal and human clinical samples. LBS expects these licensed patent rights to support its pipeline activities, including those focused on identifying new drug targets and diagnostics.

Upon the execution of the 2020 UC License, LBS paid a one-time license issue fee of $5,000, agreed to reimburse the Regents for past patent costs and is obligated to pay an annual license maintenance fee in the mid four-digit dollar range until such time that it is commercially selling a licensed product. LBS is also obligated to make: (i) payments up to approximately $1.9 million in the aggregate upon achievement of certain development, regulatory and commercial milestones and (ii) royalty payments in the low- to mid-single-digit percentage range on annual net sales of licensed products, subject to a minimum annual royalty in the low five-digit dollar range and adjustments the royalty percentage in certain events. Further, LBS is obligated to pay a percentage of non-royalty licensing revenue it receives from its sublicensees under the 2020 UC License to the Regents.

Under the 2020 UC License, LBS is required to diligently proceed with the development, manufacture, regulatory approval, and sale of licensed products and is subject to a number of diligence obligations relating to developmental, regulatory and commercialization milestones for the licensed products, as well as a minimum annual spend requirement in the low six-digit dollar range.

The 2020 UC License will expire upon the later of the expiration date of the longest-lived patent right licensed under the 2020 UC License. The Regents may terminate the 2020 UC License if: (i) a material breach by LBS is not cured within 60 days, (ii) LBS files a claim asserting the Regents licensed patent rights are invalid or unenforceable, or (iii) LBS files for bankruptcy or becomes insolvent. LBS also has the right to terminate the 2020 UC License at any time upon at least 90 days’ written notice.

Critical Accounting Policies and Significant Judgments and Estimates

LBS’s management’s discussion and analysis of its financial condition and results of operations is based on its financial statements, which have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”). The preparation of these financial statements requires LBS to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities as of the date of the balance sheet and the reported amounts of expenses during the reporting period. LBS estimates are based on its historical trends and other factors that it believes are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

LBS significant accounting policies are described in more detail in Note 2—Summary of Significant Accounting Policies, in the notes to its financial statements as of and for the years ended December 31, 2019 and 2018, appearing elsewhere in this proxy statement/prospectus/information statement. However, LBS believes that the following accounting policies are the most critical for fully understanding and evaluating our financial condition and results of operations.

Stock-based compensation

Stock-based compensation expense represents the cost of the grant date fair value of equity awards recognized over the requisite service period of the awards (usually the vesting period) on a straight-line basis. We estimate the fair value of stock option awards using the Black-Scholes option pricing model and recognize forfeitures as they occur. The Black-Scholes option pricing model requires the use of subjective assumptions, including the risk-free interest rate, the expected stock price volatility, the expected term of stock options, the expected dividend yield and the fair value of the underlying common stock on the date of grant. Changes in the assumptions can materially affect the fair value and ultimately how much stock-based compensation expense is recognized. These inputs are subjective and generally require judgment to develop. See Note 7 to our financial statements included elsewhere in this prospectus for information concerning certain of the specific assumptions we used in applying the Black-Scholes option pricing model to determine the estimated fair value of our stock options granted in the years ended December 31, 2018 and 2019 and the nine months ended September 30, 2020. Stock-based compensation totaled approximately $1.1 million, $3.3 million and $1.5 million for the years ended December 31, 2018 and 2019 and the nine months ended September 30, 2020, respectively.

Accrued Research and Development Costs

We are required to make estimates of our accrued expenses resulting from our obligations under contracts with CROs, manufacturers, vendors and consultants, in connection with conducting research and development activities. The financial terms of these contracts vary from contract to contract and may result in payment flows that do not match the periods over which materials or services are provided under such contracts. We reflect research and development expenses in our financial statements by matching those expenses with the period in which services and efforts are expended. We account for these expenses according to the progress our study as measured by the timing of various aspects of the study or related activities. In accruing for these activities, we obtain information from various sources and estimate level of effort or expense allocated to each period.

Although we do not expect our estimates to be materially different from amounts actually incurred, if our estimates of the status and timing of services performed differ from the actual status and timing of services performed, it could result in us reporting amounts that are too high or too low in any particular period.

Common Stock Fair Value

LBS is required to periodically estimate the fair value of common stock when issuing stock options and computing its estimated stock-based compensation expense. The fair value of common stock was determined on a periodic basis, with the assistance of an independent third-party valuation expert. The assumptions underlying these valuations represented management’s best estimates, which involved inherent uncertainties and the application of significant levels of management judgment.

The fair value of the common stock underlying LBS’s stock options was estimated at each grant date. LBS’s board of directors intended all options granted with an exercise price per share no less than the estimated fair value per share of common stock underlying those options on the date of grant.

In order to determine the fair value, LBS considered, among other things, contemporaneous valuations of LBS Common Stock, LBS business, financial condition and results of operations, including related industry trends affecting its operations; the likelihood of achieving a liquidity event, such as an initial public offering or sale, given prevailing market conditions; the lack of marketability of LBS’s common stock; the market performance of comparable publicly traded companies; and U.S. and global economic and capital market conditions.

Net Operating Loss and Research and Development Carryforwards and Other Income Tax Information

As of December 31, 2019, the Company had federal and state net operating loss carry forwards of approximately $33.3 million and $19.7 million, respectively. The federal net operating loss arising in tax years ending after December 31, 2017 will be carried forward indefinitely. Pre-tax reform federal net operating loss carryforwards of approximately $22.6 million will begin to expire in 2031. Net operating loss carryforwards arising in tax years ending after December 31, 2017 is approximately $10.7 million. Pursuant to Internal Revenue Code (“IRC”) Sections 382 and 383, annual use of the Company’s net operating loss carryforward may be limited in the event a cumulative change in ownership of more than 50% occurs within a three-year period. The Company has not performed an analysis to determine if it has experienced an IRC Section 382 and 383 ownership change.

Recently Adopted Accounting Pronouncements

See Note 2 to our December 31, 2019 and 2018 financial statements included elsewhere in this proxy statement/prospectus/information statement for recently adopted accounting pronouncements.

Off-balance Sheet Arrangements

LBS is not party to any off-balance sheet transactions. LBS has no guarantees or obligations other than those which arise out of normal business operations.

MANAGEMENT FOLLOWING THE MERGER

The following table provides information regarding the expected directors and executive officers of the combined company following the closing of the Merger:

Name	Age	Position
Executive Officers
Thomas Hallam, Ph.D.	46	Chief Executive Officer and Director
JD Finley	63	Chief Financial Officer
Michael Dawson, M.D.	52	Chief Medical Officer
Non-Employee Directors
James R. Neal	65	Chairman and Director
Cristina Csimma, PharmD, M.H.P.	61	Director
Stephanie Diaz	55	Director
Mary Ann Gray, Ph.D.	67	Director
Robert J. Trenschel, D.O.	59	Director
Binxian Wei	51	Director (Series A Preferred)
Don Williams	62	Director

Executive Officers

Thomas Hallam, Ph.D., Chief Executive Officer and Director

Dr. Hallam has served as served as Chief Executive Officer and Director of LBS since 2017. Previously, Dr. Hallam served as LBS’s Senior Vice President of Clinical Development and Regulatory Affairs from 2015 to 2017 and as LBS’s Vice President of Therapeutic Development from 2014 to 2015. From 2012 to 2014, Dr. Hallam served as Director of Therapeutic Programs at Mesoblast Limited. Dr. Hallam previously served in the San Francisco office of C1 Consulting, assisting pharmaceutical companies launch and commercialize new products, and as medical director at Saatchi & Saatchi Healthcare in New York. Dr. Hallam received a B.S. in biology from the University of Illinois at Urbana-Champaign, a Ph.D. in neuroscience from the University of California, Davis, and an MBA from the University of Southern California.

JD Finley, Chief Financial Officer

Mr. Finley has served as LBS’s Chief Financial Officer since January 2017 and as LBS’s director since December 2014. Prior to joining LBS, Mr. Finley was Chief Executive Officer of PointAcross, Inc. from January 2016 to January 2017. Mr. Finley previously co-founded Proteus Capital Partners, Inc., a firm specializing in providing financing for a variety of businesses, and was CFO at Phillips Capital, a broker/dealer firm specializing in private debt and equity capital raises. From March 2011 to June 2012 Mr. Finley was Executive Vice President and from June 2012 to April 2014 Mr. Finley was President of Goldmail. Mr. Finley received a B.A. in business administration from Boise State University and an M.A. in taxation from the University of Denver.

Michael Dawson, M.D., Chief Medical Officer

Dr. Dawson has served as LBS’s Chief Medical Officer since January 2017. Dr. Dawson has also served as Chief of Staff at Centinela Hospital Medical Center since January 2018. Dr. Dawson is a board-certified diagnostic radiologist with advanced qualification in vascular interventional radiology, having completed the vascular and interventional radiology and diagnostic radiology residency programs at the Keck School of Medicine at the University of Southern California. Dr. Dawson received an M.D. from the University of Southern California, an M.S. in Biology from the University of California, San Diego and a B.A. in biochemistry and molecular biology from the University of California, San Diego.

Non-Employee Directors

James R. Neal

Mr. Neal has served as a member of the LBS Board since November 2017. Mr. Neal has also served as the Chief Executive Officer and board member of XOMA Corporation since December 2016. Previously, Mr. Neal served as the Chief Business Officer of Entelos Inc. from September 2007 to July 2010. From July 2002 to August 2007, Mr. Neal served as the Chief Executive Officer of Iconix Biosciences, Inc. From 1999 to 2002, Mr. Neal served as the Chief Executive Officer of Incyte Genomics. Mr. Neal received a B.S. in biology and an M.S. in genetics and plant breeding from the University of Manitoba, Canada, and an executive MBA from Washington University in St. Louis, Missouri.

Cristina Csimma, PharmD, MHP

Dr. Csimma has served as a member of the Seneca Board since September 2017. Dr. Csimma also serves as the chair of the board of directors of Caraway Therapeutics since April of 2019 (executive chair in 2019), as a member of the board of directors of Idera Pharmaceuticals, Inc. since April 2019 and as a board director of T1D Exchange (non-profit-Type 1 Diabetes), a position she has held since December 2018. Dr. Csimma also serves on advisory boards including the Muscular Dystrophy Association Venture Philanthropy Scientific Advisory Committee since 2006; the Harvard and Brigham and Women’s Hospital MRCT Center External Advisory Board since 2015, and the TREAT-NMD Advisory Committee for Therapeutics (TACT) since 2009. Dr. Csimma previously served as a director on the boards of Juniper Pharma (from 2010 until its acquisition by Catalent in 2018), Vtesse Pharma (from 2014 until its acquisition by Sucampo in 2017), was the executive chair and a senior advisor of Exonics Therapeutics (from 2016 to 2017), and was President, founding CEO and board director of Cydan Inc. from 2012 to 2014. She also served on the NIH Blueprint Neurotherapeutics Network External Oversight Committee from 2014 to 2018, the Executive Oversight Board to the National Institutes of Health (NIH) NeuroNext Network from 2013 until 2017, was Vice President of Drug Development at Virdante Pharmaceuticals Inc. from 2009 to 2011, Principal at Clarus Ventures LLC (now Blackstone Life Science) and held roles of increasing responsibility in Clinical Development and Translational Research at Wyeth (now Pfizer), Genetics Institute and Dana Farber Cancer Institute. Dr. Csimma received a B.S. in pharmacy and a Doctor of Pharmacy from the Massachusetts College of Pharmacy and Allied Health Sciences, as well as a Master of Health Professions from Northeastern University.

Stephanie Diaz, Director

Ms. Diaz has served as a member of the LBS Board since May 2019. Ms. Diaz has also served as the President and CEO of Vida Strategic Partners, Inc. since 2002. Ms. Diaz also currently serves as an advisor for the California Life Sciences Institute (CLSI), mentoring life science start-up companies including: Whole Biome, Ciel Medical, Correlia Biosystems, EpiBiome, Paragon Genomics and Trellis Biosciences. From 1987 to 2002, Ms. Diaz held various senior management positions in the biotech and life sciences industry. Ms. Diaz received a B.A. in international relations from Stanford University and an MBA from Georgetown University.

Mary Ann Gray, Ph.D., Director

Mary Ann Gray, Ph.D. has served as a member of the Seneca Board since July 2019. Since 2018, Dr. Gray has also served on the board of directors of Sarepta Therapeutics, Inc. From 2010 to 2018, Dr. Gray served as a member of the board of Senomyx Inc., a biotechnology company working toward developing additives to amplify certain flavors and smells in foods. Dr. Gray also served as a member of the board and audit committee chair of Juniper Pharmaceuticals, a women’s health company, from April 2016 to August 2018. From November 2014 to December 2016, Dr. Gray served as a member of the board of TetraLogic, a publicly-held clinical-stage biopharmaceutical company focused on oncology and infectious diseases. Dr. Gray also served as a Board member of Acadia Pharmaceuticals, focused on commercialization of CNS therapies, from 2005 to 2016. Dr. Gray served as a Board member of Dyax Corp., a rare disease company acquired by Shire in 2016, from 2001 to 2016. Dr. Gray is the President of Gray Strategic Advisors, LLC, a biotechnology strategic planning and advisory firm. Dr. Gray has a distinguished scientific background, completing pharmacology research in tumor biology, including the impact of therapeutics on cardiac membranes and beginning her career in biotechnology as a scientist focused on new drug development. She subsequently worked in equities research before becoming a senior analyst and portfolio manager. Dr. Gray received a B.S. from University of South Carolina, a Ph.D. in pharmacology from the University of Vermont, and completed her post-doctoral work at Northwestern University Medical School and at the Yale University School of Medicine.

Robert J. Trenschel, D.O.

Dr. Trenschel has served as a member of the LBS Board since March 2019. Dr. Trenschel has also served as the President and Chief Executive Officer of Yuma Regional Medical Center since July 2015. Previously, Dr. Trenschel served as the Executive Vice President of Harris Health System from July 2013 to June 2015. From April 2012 to July 2013, Dr. Trenschel served as the Senior Vice President of Medical Group Operations for Aurora Health Care. From 2007 to 2012, Dr. Trenschel served as the Senior Vice President, Administrator of Ambulatory Operations, of Harris Health System. Dr. Trenschel received an M.P.H. from Florida International University and a Doctor of Osteopathic Medicine from Nova Southeastern University College of Osteopathic Medicine.

Binxian Wei

Binxian Wei has served as a member of the Seneca Board since February 2019. Mr. Wei has been the V.P. of Darsheng Trade & Tech. Development Co, Ltd. (a subsidiary to Tianjin Tiayo Pharmaceutical Co., Ltd.) since 2015. Mr. Wei is responsible for API and finished dosage marketing for Chinese pharmaceutical companies. From 2008 through 2010, he worked as a business development manager for Sakai Trading.  Mr. Wei received a Master’s degree in mathematical & computer sciences from Colorado School of Mines, a Master’s Degree and B.S. in chemical engineering from Tianjin University in China. Binxian Wei was appointed as the director representative of the Series A 4.5% Convertible Preferred Stock by Tianjin Pharmaceuticals Group International Holdings Co., LTD, the sole holder of Seneca’s outstanding Series A 4.5% Convertible Preferred Stock.

Don Williams

Mr. Williams has served as a member of the LBS Board since May 2019. Mr. Williams has also served as a member of the board of directors of Akari Therapeutics PLC since June 2016, a member of the board of directors of Alphatic Spine, Inc. since 2015, a member of the board of directors of Forte Biosciences, Inc. since 2019 and a member of the board of directors of ImpediMed, Inc. since 2017. From 2014 to 2019, Mr. Williams was a member of the board of directors of Adhera Therapeutics, Inc. From 2014 to 2017, Mr. Williams was a member of the board of directors of Proove Biosciences, Inc. From 2007 to 2014, Mr. Williams was a Partner and National Life Sciences Leader for Grant Thornton LLP, and spent over 20 years as a partner at Ernst & Young LLP. From 2001 to 2014, Mr. Williams served on the board of directors of the San Diego Venture Group, during which time he also served as the group’s president and chairman. Mr. Williams was also a founding member of the Young VCs of Southern California. Mr. Williams received a B.A. in accountancy from Southern Illinois University and completed the director education and certification program at the University of California, Los Angeles Anderson School of Business.

Composition of the Board of Directors Following the Merger

The Seneca Board is currently divided into three staggered classes, with each class serving a three-year term. The staggered structure of the Seneca Board will remain in place for the combined company’s board of directors following the completion of the Merger. In addition to the staggered classes, the holder of Seneca’s Series A 4.5% Convertible Preferred Stock has the right to appoint one board member. Binxian Wei has been appointed and currently serves as such director since February 5, 2019. The terms of the combined company’s Class I, Class II and Class III directors will expire upon the election and qualification of successor directors at the annual meetings of stockholders to be held in 2021, 2022 and 2023, respectively. Following the closing of the Merger, the combined company’s directors will be divided among the three classes as follows:

•	The Class I directors will be: Ms. Diaz and Dr. Csimma

•	The Class II directors will be: Mr. Williams and Dr. Trenschel

•	The Class III directors will be: Mr. Neal, Dr. Hallam and Dr. Gray

Independence of the Board of Directors

Under the Nasdaq listing standards, a majority of the members of the combined company’s board of directors must qualify as “independent,” as affirmatively determined by the board of directors. The board of directors has affirmatively determined that all of the expected directors, except for Dr. Hallam, are independent directors within the meaning of the applicable Nasdaq listing standards. All members of the combined company’s audit committee, compensation committee and nominating and corporate governance committee will be independent directors under the applicable Nasdaq listing standards.

Board Leadership

The combined company’s board of directors will be responsible for the control and direction of the combined company. The Chairperson of the combined company’s board of directors will be selected by the combined company’s board of directors and will initially be Mr. Neal. LBS and Seneca believe that this leadership structure is appropriate given Mr. Neal’s role as member of the LBS Board and familiarity with LBS’s business and that this leadership structure will improve the ability of the combined company’s board of directors to focus on key operational and strategy issues and help the combined company operate in the long-term interests of its stockholders.

Committees of the Combined Company’s Board of Directors

The combined company’s board of directors will establish an audit committee, a compensation committee and a nominating and corporate governance committee. The expected composition and responsibilities of each committee are described below. Members will serve on these committees until their resignations or until otherwise determined by the board of directors. The audit committee, compensation committee and nominating and corporate governance committee each will operate under a written charter adopted by the board of directors, all of which will be available on the combined company’s website.

Audit Committee

The combined company’s audit committee is expected to be comprised of three members. Mr. Williams is expected to be the chairperson of the audit committee, and Dr. Csimma and Ms. Diaz are expected to be the other members of the audit committee. Each member of the audit committee will meet the requirements for independence under current Nasdaq listing standards and SEC rules and regulations and will be financially literate as required by Nasdaq listing standards. In addition, the board of directors has determined that Mr. Williams is an “audit committee financial expert” as defined in Item 407(d)(5)(ii) of Regulation S-K promulgated under the Securities Act. This designation does not impose any duties, obligations or liabilities that are greater than those generally imposed on members of the audit committee and the board of directors.

Among other functions, the combined company’s audit committee will evaluate the performance of and assesses the qualifications of the independent registered public accounting firm; engage the independent registered public accounting firm; determine whether to retain or terminate the existing independent registered public accounting firm or to appoint and engage a new independent registered public accounting firm; confer with senior management and the independent registered public accounting firm regarding the adequacy and effectiveness of internal control over financial reporting; establish procedures, as required under applicable law, for the receipt, retention and treatment of complaints received regarding accounting, internal accounting controls or auditing matters and the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters; review and approve the retention of the independent registered public accounting firm to perform any proposed permissible non-audit services; monitor the rotation of partners of the independent registered public accounting firm on the audit engagement team as required by law; review annually the audit committee’s written charter and the committee’s performance; review the financial statements to be included in the Annual Report on Form 10-K; and discuss with management and the independent registered public accounting firm the results of the annual audit and the results in the quarterly financial statements. The audit committee will have the authority to retain special legal, accounting or other advisors or consultants as it deems necessary or appropriate to carry out its duties.

Compensation Committee

The combined company’s compensation committee is expected to be comprised of three members. Mr. Neal is expected to be the chairperson of the compensation committee, and Dr. Trenschel and Dr. Csimma are expected to be the other members of the compensation committee. The composition of the compensation committee will meet the requirements for independence under current Nasdaq listing standards and SEC rules and regulations.

The combined company’s compensation committee will oversee the overall compensation strategy and related policies, plans and programs. Among other functions, the compensation committee will determine and approve the compensation and other terms of employment of the Chief Executive Officer; determine and approve the compensation and other terms of employment of the other executive officers, as appropriate; review and recommend to the board of directors the type and amount of compensation to be paid to board members; recommend to the board of directors the adoption, amendment and termination of the combined company’s equity incentive plans; administer the combined company’s equity incentive plans; and review and establish appropriate insurance coverage for the directors and executive officers. The compensation committee will have the authority to retain special legal, accounting or other advisors or consultants as it deems necessary or appropriate to carry out its duties.

Nominating and Corporate Governance Committee

The combined company’s nominating and corporate governance committee is expected to be comprised of three members. Ms. Diaz is expected to be the chairperson of the nominating and corporate governance committee, and Dr. Gray and Mr. Neal are expected to be the other members of the nominating and corporate governance committee. The composition of the nominating and corporate governance committee will meet the requirements for independence under current Nasdaq listing standards and SEC rules and regulations.

The combined company’s nominating and corporate governance committee will be responsible for identifying, reviewing and evaluating candidates to serve on the board of directors; reviewing and evaluating incumbent directors and the performance of the board of directors; recommending candidates to the board of directors for election; making recommendations regarding the membership of the committees of the board of directors; assessing the performance of the board of directors, including its committees; and developing a set of corporate governance guidelines for the combined company.

Director Liability and Indemnification

The combined company purchased directors’ and officers’ liability insurance and will enter into indemnification arrangements with each of its directors and executive officers. The indemnification agreements and the combined company’s certificate of incorporation and bylaws will require it to indemnify the directors and officers to the fullest extent permitted by Delaware law.

Corporate Governance Guidelines

The combined company’s board of directors will adopt and maintain corporate governance guidelines that set forth expectations for directors, director independence standards, board committee structure and functions and other policies for the governance of the combined company. The corporate governance guidelines will be made available on the combined company’s website.

Code of Business Conduct and Ethics

The combined company’s board of directors will maintain a Code of Business Conduct and Ethics that applies to all board members, officers and employees. The Code of Business Conduct and Ethics, and any applicable waivers or amendments, will be made available on the combined company’s website.

EXECUTIVE COMPENSATION OF SENECA

Compensation Philosophy and Objectives

Seneca’s non-executive director and executive compensation programs impact all of its employees by establishing a general framework for compensation and creating a work environment focused on expectations, goals, and rewards. Because the performance of every employee is important to the overall success of Seneca, Seneca’s Board is mindful of the impact that its compensation programs have on all of its employees. In considering its compensation policies and practices, Seneca’s Board balances the needs to conserve cash and minimize stockholder dilution against the requirements to attract, retain, and motivate its non-executive directors, executives and other employees while fostering an innovative and entrepreneurial corporate culture. Seneca’s Board strives to act in the long-term best interests of Seneca and its stockholders, as well as ensure that the components of compensation do not, individually or in the aggregate, encourage excessive risk-taking.

Compensation-Setting Process

Role of the Board, Compensation Committee and Management

The Compensation Committee is responsible for overseeing, determining, recommending and approving the compensation of Seneca’s non-executive directors, CEO and other executives, including the other Named Executive Officers. From time to time during the year, the Compensation Committee will review the compensation of Seneca’s non-executive directors, CEO and other executives, determine whether to make any adjustments to their respective compensation. With regard to Seneca’s executive officers, the Compensation Committee reviews base salaries, determines whether an annual incentive award was earned for the last completed fiscal year based on its assessment of Seneca and individual performance for that period and, if so, the amount of any such bonuses, and determines whether to make equity awards based on Seneca and individual performance.

As described below, the Compensation Committee gives considerable weight to Seneca’s CEO’s performance evaluation of the other executives because of his direct knowledge of each executive’s performance and contributions. The Compensation Committee conducts an annual review of Seneca’s executives’ compensation and considers adjustments in executive compensation levels to ensure alignment with Seneca’s compensation strategy and competitive market practices. During this process, the Compensation Committee is also mindful of the results of the shareholders’ Advisory Vote on Executive Compensation during the most recent vote and although not binding, is considered in the compensation setting process.

Role of Senior Management

The Compensation Committee typically seeks the input of Seneca’s CEO when discussing the performance of and compensation for its other executives, including the other Named Executive Officers. In this regard, at the request of the Compensation Committee our CEO reviews the performance of the other executives, including the other Named Executive Officers, annually and presents to the Compensation Committee his conclusions and recommendations as to their compensation, including base salary adjustments, annual incentive awards, and long-term equity incentive awards. The Compensation Committee then uses these recommendations as one factor in its deliberations to determine the compensation of Seneca’s executives.

Role of Compensation Consultant

The Compensation Committee is authorized to retain the services of one or more executive compensation advisors, as it sees fit, in connection with the oversight of Seneca’s non-executive director and executive compensation program and related policies and practices. For compensation related to the year ended December 31, 2019, the Compensation Committee consulted with Nancy Arnosti and Associates (“Arnosti”), a compensation consulting firm with regard to Seneca’s executive compensation program. Arnosti was engaged to provide the Compensation Committee with information, recommendations, and other advice relating to these compensation programs on an ongoing basis. Arnosti was directly engaged and serves at the discretion of the Compensation Committee and provides no other services to Seneca.

Competitive Positioning

In making compensation decisions, the Compensation Committee reviews independent survey data, as well as publicly available data from companies with which Seneca competes for executive talent. The companies chosen for comparison may differ from one executive to the next depending on the scope and nature of the business for which the particular executive is responsible.

Although the compensation data from comparable companies is useful comparative information, the Compensation Committee does not require that the compensation components of the non-executive directors or individual executives bear any particular relationship to the compensation of non-executive director or executives of similar positions of those comparable companies. In development-focused companies within the biopharmaceutical industry, many traditional measures of corporate performance, such as earnings-per-share or sales growth, may not readily apply in reviewing the performance of executives. Because of Seneca’s current stage of development, the Compensation Committee evaluates other indications of performance, including progress towards Seneca’s research and development programs and corporate development activities, as well as Seneca’s success in securing capital sufficient to enable Seneca to continue research and development activities, in its decision-making process.

Say-on-Pay

At Seneca’s 2020 Annual Meeting of Stockholders held on August 7, 2020 and adjourned until September 4, 2020, Seneca submitted two proposals to its stockholders regarding its executive compensation practices.

The first was an advisory vote on the 2019 executive compensation awarded to Seneca’s named executive officers (commonly known as a “say-on-pay” vote). At Seneca’s 2020 annual meeting, excluding broker non-votes, approximately 5,721,142 shares cast votes with regard to the say-on-pay proposal. Of those, 2,960,782, or approximately 51.8%, of the shares approved the compensation of named executive officers. Seneca believes that the outcome of its say-on-pay vote signals its stockholders’ support of Seneca’s compensation approach, specifically its efforts to retain and motivate its named executive officers. In light of this stockholder support, the Compensation Committee determined not to change its approach to compensation. However, even though in 2020 stockholders demonstrated support for its compensation approach during 2019, the Compensation Committee annually reevaluates Seneca’s compensation practices to determine how they might be improved. The Compensation Committee will continue to consider the outcome of say-on-pay votes when making future compensation decisions for Seneca’s named executive officers.

The second proposal was a vote on the frequency of future stockholder advisory votes regarding compensation awarded to named executive officers (commonly known as a “say-when-on-pay” vote). The frequency of every one (1) year received the highest number of votes cast. Notwithstanding these results, Seneca’s Board of Directors determined that Seneca would hold Seneca’s next say-on-pay vote in 2021.

Summary Compensation Table

The following table sets forth information regarding the compensation paid to, or earned by, Seneca’s named executive officers for the years ended December 31, 2020 and 2019:

Name and Principal Position	Year	Salary	Bonus	Stock Awards	Option Awards		Nonequity Incentive Plan Compensation	Non- qualified Deferred Compensation Earnings	All Other Compensation		Total
(a)	(b)	($) (c)	($) (d)	($) (e)	($) (f) (2)		($) (g)	($) (h)	($) (i) (1)		($) (j)
Kenneth Carter, PhD,	2020	$492,500	-	-	409,864	(3)	-	-	-		$902,364
Executive Chairman	2019	$395,000	20,000	-	425,409	(4)	-	-	-		$840,409
Matthew Kalnik, PhD	2020	$311,250	-	-	340,242	(5)	-	-	136,988	(6)	$788,480
Chief Operating Officer and President	2019	$-	-	-	-		-	-	358,750	(6)	$358,750
Dane Saglio	2020	$281,250	-	-	85,061	(7)	-	-	152,750	(8)	$519,061
Chief Financial Officer	2019	$-	-	-	-		-	-	84,750	(8)	$84,750

___________________________

(1)	Includes automobile allowance, relocation allowance, perquisites and other personal benefits.
(2)	For additional information regarding the valuation of Option Awards, refer to Note 4 of Seneca’s financial statements contained in this filing.
(3)	Represents a stock option granted conditionally issued on April 1, 2020 that was approved by Seneca’s shareholders on September 4, 2020. The option grant was initially to purchase up to 471,000 shares of common stock at an exercise price of $0.6199. The option contains anti-dilution protection to maintain percentage ownership and as of December 31, 2020, pursuant to certain issuances, the option was increased to an aggregate of 864,785 shares. The option (including any true-up issuances) vests (i) one quarter (1/4) on the original issuance date and (ii) three quarters (3/4) on a monthly basis over the thirty-six (36) month period following the original issuance date. Dr. Carter agreed in principle, subject to entering into a definitive agreement, to cancel the option grant immediately prior to closing in exchange for $188,789. If the Merger does not close, Dr. Carter will retain his option grant.
(4)	Includes an Inducement Award of 40,000 options issued initially and an anti-dilution true-up issuance of an additional 116,253 options per Dr. Carter’s employment agreement. The options had an exercise price of $8.50 and vest over time and based on milestones. Pursuant to Dr. Carter’s employment agreement, as amended, as a result of the approval of Dr. Carter’s option award by Seneca’s shareholders on September 4, 2020, as described in Footnote 3 above, the Inducement Option award was cancelled.
(5)	Represents an inducement stock option granted on April 1, 2020. The option grant was initially to purchase up to 282,840 shares of common stock at an exercise price of $0.6199. The option contains anti-dilution protection to maintain percentage ownership and as of December 31, 2020, pursuant to certain issuances, the option was increased to an aggregate of 518,979 shares. The option (including any true-up issuances) vests (i) one quarter (1/4) on the original issuance date and (ii) three quarters (3/4) on a monthly basis over the thirty-six (36) month period following the original issuance date. Dr. Kalnik agreed in principle, subject to entering into a definitive agreement, to cancel the option grant immediately prior to closing in exchange for $476,663. If the Merger does not close, Dr. Kalnik will retain his option grant.
(6)	Represents cash compensation for professional consulting services prior to Dr. Kalnik being appointed as Chief Operating Officer and President effective April 1, 2020.
(7)	Represents an inducement stock option granted on April 1, 2020. The option grant was initially to purchase up to 70,710 shares of common stock at an exercise price of $0.6199. The option contains anti-dilution protection to maintain percentage ownership and as of December 31, 2020, pursuant to certain issuances, the option was increased to an aggregate of 129,745 shares. The option (including any true-up issuances) vests (i) one quarter (1/4) on the original issuance date and (ii) three quarters (3/4) on a monthly basis over the thirty-six (36) month period following the original issuance date. Mr. Saglio agreed in principle, subject to entering into a definitive agreement, to cancel the option grant immediately prior to closing in exchange for $362,392. If the Merger does not close, Mr. Saglio will retain his option grant.
(8)	Represents cash compensation for professional consulting services prior to Mr. Saglio being appointed as Chief Financial Officer effective April 1, 2020.

Agreement with Seneca’s Named Executive Officers

Amendment to Employment Agreement of Kenneth Carter

On March 26, 2020, Seneca and Dr. Kenneth Carter, its Executive Chairman, entered into an amendment (the “Amendment”) to Dr. Carter’s employment agreement with an effective date of April 1, 2020. The material terms of the Amendment that control and supersede the prior employment agreement are described herein.

Dr. Carter is to be employed as Executive Chairman of Seneca and will spend substantially all of his duties, attention, skill, and efforts working for Seneca Biopharma. He will not receive any signing / retention bonus. Dr. Carter will be reimbursed up to $5,000 in legal, accounting and other expenses related to the negotiation and drafting of the amendment.

Pursuant to the terms of the Amendment, Dr. Carter will continue to serve as the Executive Chairman of Seneca and will receive an annual base salary of $525,000. Additionally, on the effective date, Dr. Carter received a conditional option to purchase 471,400 shares of common stock (“Option Grant”) of Seneca, subject to the receipt of shareholder approval as well as the forfeiture of all of his previously issued vested and unvested grants. The Option Grant has a term of ten (10) years from issuance, and an exercise price equal to the closing trading price of Seneca’s common stock on the effective date. The Option Grant vests (i) one quarter (1/4) on the effective date and (ii) three quarters (3/4) on a monthly basis over the thirty-six (36) month period following the effective date, provided Dr. Carter remains a service provider to Seneca over such period. For a period of nine (9) months from the effective date (or until the closing of a transaction related to issuing securities that was approved during such nine (9) month period) (the “Measurement Period”), the Option Grant will be subject to adjustment to maintain the percentage ownership the Option Grant reflects on the date of grant in the event that (i) Seneca issues any common stock (including, without limitation, by virtue of exercise, conversion or exchange of any common stock equivalents that are issued and outstanding prior to the end of the Measurement Period) during the Measurement Period, or (ii) there is any exercise, conversion, or exchange of common stock equivalents that are issued and outstanding prior to the end of the Measurement Period. Dr. Carter agreed in principle, subject to entering into a definitive agreement, to cancel the option grant immediately prior to closing in exchange for $188,789. If the Merger does not close, Dr. Carter will retain his option grant.

Upon termination by reason of death or disability (as such terms are defined in the Amendment), Dr. Carter will be entitled to receive the “Accrued Obligations”.

Upon termination by Seneca for “Cause” or by Dr. Carter without “Good Reason,” as such terms are described in the Amendment, Dr. Carter will only be entitled to receive the Accrued Obligations.

Upon termination by Seneca without “Cause” or by Dr. Carter with “Good Reason,” Dr. Carter will be entitled to (i) the Accrued Obligations, (ii) the continued payment of his base salary for (a) twelve (12) months if termination occurs after the nine (9) month anniversary of the effective date or (b) seven (7) months if termination occurs prior to the nine (9) month anniversary of the effective date (each as applicable, the “Severance Term”) (iii) payment of his bonus pro-rata for the time employed during the year of termination, (iv) COBRA payments for the applicable Severance Term, and (v) the continued vesting of all outstanding equity grants for the earlier of (y) the term of the equity awards or (z) the applicable Severance Term. Dr. Carter will be considered a service provider under the applicable plan in which such grants were issued until the last day of the Severance Term.

Upon a termination by Seneca without “Cause” or by Dr. Carter with “Good Reason” three (3) months prior to or twelve (12) months subsequent to a Change of Control (as such term is defined in the Amendment), Dr. Carter will be entitled to (i) the Accrued Obligations, (ii) the continued payment of his base salary for (a) eighteen (18) months if termination occurs after the nine (9) month anniversary of the effective date, or (b) nine (9) months if termination occurs prior to the nine (9) month anniversary of the effective date (each as applicable, “Change of Control Severance Term”), (iii) payment of 100% of target cash bonus for year of termination, (iv) COBRA payments for the applicable Change of Control Severance Term, and (v) the full vesting of all outstanding equity grants on the date of termination. Dr. Carter will be considered a service provider under the applicable plan in which such grants were issued until the last day of the applicable Change of Control Severance Term.

Employment Agreement with Kenneth Carter

On December 18, 2018, Dr. Kenneth Carter was appointed the executive chairman of Seneca to be effective January 1, 2019. In connection with Dr. Carter’s employment, Seneca entered into an at-will employment agreement. Pursuant to the terms of his employment agreement, he received a signing bonus of $20,000 and receives a base salary of $395,000 per year and is eligible to receive an annual cash bonus based on achievement of certain performance milestones with a target of 50% of his base salary.

Dr. Carter was also issued an inducement option to purchase 40,000 shares of common stock on December 12, 2018. The inducement option has an exercise price of $8.50 per share, a term of ten (10) years, and vests as follows: (i) 10,000 options on the effective date, (ii) 5,000 options on the six (6) month anniversary of the effective date, (iii) 5,000 options vest on the two (2) year anniversary of the effective date, and (iv) the remaining 20,000 vest upon the achievement of performance-based milestones. As of December 31, 2019, 27,000 shares have vested, 4,000 have been forfeited for failure to meet the milestone vesting requirements, and 9,000 are currently unvested, subject to meeting vesting conditions.

For a twelve (12) month period following the effective date, Dr. Carter’s employment agreement further calls for the adjustment in the number of shares underlying the inducement option in the event of a capital raising transaction such that Dr. Carter’s ownership percentage would remain the same prior and subsequent to such transaction. Pursuant to Seneca’s registered direct offering on July 30, 2019, Seneca issued Dr. Carter an additional 116,213 options as an adjustment. Of this issuance, 78,444 shares have vested, 11,621 have been forfeited for failure to meet the vesting requirements, and 26,148 remain unvested as of December 31, 2019. This option was cancelled pursuant to Seneca's shareholders approving the Option Grant described in Dr. Carter's Amendment to Employment Agreement described above.

Dr. Carter’s employment agreement also provides for severance in the event Seneca terminates his employment without “cause” or he resigns with “good reason,” or as a result of his death or disability as each term is defined in the employment agreement or upon termination due to death or disability, Dr. carter will be entitled to (i) payment of his accrued base salary, unreimbursed expenses, unpaid but earned bonuses, and accrued and unused vacation time; (ii) the accelerated vesting of 100% of Dr. Carter’s then outstanding unvested equity awards, (iii) the continued payment of his base salary for (a) eighteen (18) months following the termination if such termination occurs within six (6) months of the effective date or if termination occurs within the eighteen (18) month period following a “sale event” or “change of control” and (b) twelve (12) months following the termination date if termination occurs after the initial six (6) month period following the effective date and (iv) payment of a pro rata portion of his target annual bonus for the year in which termination occurs. Dr. Carter will not be entitled to any continued payment of salary after the twenty-four (24) month anniversary of the effective date.

In the event of a termination for any reason other than “Cause,” Seneca will be required to make such payments, approximately as follows:

Officer	Severance		Accelerated Vesting of Awards	Total
Kenneth Carter (1)(3)	$459,375	(2)	$32,802(4)	$492,177

(1)	Assumes termination at December 31, 2020. The effective date of Dr. Carter’s amended employment agreement is April 1, 2020.

(2)	Includes 7 months continued payment of base salary of $525,000 plus target bonus of 50% of base salary equal to $153,125.

(3)	Severance amount changed as of January 1, 2021.

(4)	Represents intrinsic value of option awards at December 31, 2020 that will continue vesting over 7 month severance period.

Employment Agreement with Dane Saglio

Effective April 1, 2020, Dane Saglio was appointed chief financial officer of Seneca. In connection with Mr. Saglio’s employment, Seneca entered into an at-will employment agreement with Mr. Saglio. Pursuant to the terms of the employment agreement, Mr. Saglio will receive a base salary of $375,000 per year and will be eligible to receive an annual target cash bonus of 40% of his base salary, based upon the achievement of certain performance goals and at the discretion of Seneca’s Compensation Committee. Mr. Saglio will also be eligible to receive an annual market-based equity grant to be issued from one of Seneca’s equity compensation plans at the discretion of the Board. In addition, as an inducement to Mr. Saglio’s employment, Seneca granted him a non-qualified inducement option to purchase up to 70,710 shares of Common Stock. The option has an exercise price of $0.6199 per share, a term of ten (10) years, and vests as follows: (i) one quarter (1/4) of the options vest on the effective date, and (ii) the remaining three-quarters (3/4) of the options will vest on a monthly basis over the thirty-six (36) month period following the effective date. The option was issued from Seneca’s Inducement Plan. Mr. Saglio agreed in principle, subject to entering into a definitive agreement, to cancel the option grant immediately prior to closing in exchange for $362,392. If the Merger does not close, Mr. Saglio will retain his option grant.

For a period of nine (9) months from the effective date (or until the closing of a transaction related to the issuance of securities that was approved during such nine (9) month period) (the “Saglio Measurement Period”), the inducement option will be subject to adjustment to maintain the percentage ownership represented by the inducement option on the date of grant, in the event that (i) Seneca issues any Common Stock (including, without limitation, by virtue of exercise, conversion or exchange of any Common Stock equivalents that are issued and outstanding prior to the end of the Saglio Measurement Period) during the Saglio Measurement Period, or (ii) there is any exercise, conversion, or exchange of Common Stock equivalents that are issued and outstanding prior to the end of the Saglio Measurement Period.

Upon termination by reason of death or disability (as such terms are defined in the Employment Agreement), Mr. Saglio will be entitled to receive the “Accrued Obligations”.

Upon termination by Seneca for “Cause” or by Mr. Saglio without “Good Reason,” as such terms are described in the employment agreement, Mr. Saglio will only be entitled to receive the Accrued Obligations.

Upon termination by Seneca without “Cause” or by Mr. Saglio with “Good Reason,” (as those terms are defined in the employment agreement) Mr. Saglio will be entitled to receive (i) the Accrued Obligations, (ii) the continued payment of his base salary for (a) nine (9) months if termination occurs after the nine (9) month anniversary of the effective date or (b) five (5) months if termination occurs prior to the nine (9) month anniversary of the effective date (each as applicable, the “Saglio Severance Term”) (iii) payment of his bonus pro-rata for the time employed during the year of termination, (iv) COBRA payments for the applicable Saglio Severance Term, and (v) the continued vesting of all outstanding equity grants for the earlier of (y) the term of the equity awards or (z) the applicable Saglio Severance Term. Mr. Saglio will be considered a service provider under the Inducement Plan or any other applicable equity compensation plan of Seneca until the last day of the Saglio Severance Term.

Upon termination by Seneca without “Cause” or by Mr. Saglio with “Good Reason” during the period commencing three (3) months prior to and terminating twelve (12) months subsequent to a Change of Control (as such term is defined in the employment agreement), Mr. Saglio will be entitled to (i) the Accrued Obligations, (ii) the continued payment of his base salary for (a) twelve (12) months if termination occurs after the nine (9) month anniversary of the effective date, or (b) six (6) months if termination occurs prior to the nine (9) month anniversary of the effective date (each as applicable, “Saglio Change of Control Severance Term”), (iii) payment of 100% of target cash bonus for the entire year of termination, (iv) COBRA payments for the applicable Saglio Change of Control Severance Term, and (v) the full vesting of all outstanding equity grants on the date of termination. Mr. Saglio will be considered a service provider under the Inducement Plan or any other applicable equity compensation plan of Seneca until the last day of the applicable Saglio Change of Control Severance Term.

In addition, Mr. Saglio has also entered into (i) Seneca’s standard confidential information and invention assignment agreement governing the ownership of any inventions and confidential information and (ii) Seneca’s standard indemnification agreement which is entered into by Seneca’s officers and directors.

In the event of a termination for any reason other than “Cause,” Seneca will be required to make such payments, approximately as follows:

Officer	Severance		Accelerated Vesting of Awards	Total
Dane Saglio (1)(3)	$218,750	(2)	$11,055(4)	$229,805

(1)	Assumes termination at December 31, 2020. The effective date of Mr. Saglio’s employment agreement is April 1, 2020.

(2)	Includes 5 months continued payment of base salary of $375,000 plus target bonus of 40% of base salary equal to $62,500.

(3)	Severance amount changed as of January 1, 2021.

(4)	Represents intrinsic value of option awards at December 31, 2020 that will continue vesting over 5 month severance period.

Employment with Matthew Kalnik

Effective April 1, 2020, Matthew Kalnik was appointed President and Chief Operating Officer of Seneca. In connection with Dr. Kalnik’s employment, Seneca entered into an at-will employment agreement with Dr. Kalnik. Pursuant to the terms of the employment agreement, Dr. Kalnik will receive a base salary of $415,000 per year and will be eligible to receive an annual target cash bonus of 45% of his base salary, based upon the achievement of certain performance goals and at the discretion of the Compensation Committee. Dr. Kalnik will also be eligible to receive an annual market-based equity grant to be issued from one of Seneca’s equity compensation plans at the discretion of the Board. In addition, as an inducement to Dr. Kalnik’s employment, Seneca granted him a non-qualified inducement option to purchase up to 282,840 shares of Common Stock on the effective date. The option has an exercise price of $0.6199 per share, a term of ten (10) years, and vests as follows: (i) one quarter (1/4) of the options vest on the effective date, and (ii) the remaining three-quarters (3/4) of the options will vest on a monthly basis over the thirty-six (36) month period following the effective date. The option was issued from the Inducement Plan. Dr. Kalnik agreed in principle, subject to entering into a definitive agreement, to cancel the option grant immediately prior to closing in exchange for $476,663. If the Merger does not close, Dr. Kalnik will retain his option grant.

For a period of nine (9) months from the effective date (or until the closing of a transaction related to issuing securities that was approved during such nine (9) month period) (the “Kalnik Measurement Period”), the inducement option will be subject to adjustment to maintain the percentage ownership represented by the inducement option on the date of grant in the event that (i) Seneca issues any Common Stock (including, without limitation, by virtue of exercise, conversion or exchange of any Common Stock equivalents that are issued and outstanding prior to the end of the Kalnik Measurement Period) during the Kalnik Measurement Period, or (ii) there is any exercise, conversion, or exchange of Common Stock equivalents that are issued and outstanding prior to the end of the Kalnik Measurement Period.

Additionally, pursuant to the employment agreement, Seneca agreed to reimburse Dr. Kalnik up to $5,000 for legal and accounting expenses incurred in connection with the drafting and negotiation of his employment related agreements.

Upon termination by reason of death or disability (as such terms are defined in the employment agreement), Dr. Kalnik will be entitled to receive the Accrued Obligations.

Upon termination by Seneca for “Cause” or by Dr. Kalnik without “Good Reason,” as such terms are described in the employment agreement, Dr. Kalnik will only be entitled to receive the Accrued Obligations.

Upon termination by Seneca without “Cause” or by Dr. Kalnik with “Good Reason,” (as those terms are defined in the employment agreement) Dr. Kalnik will be entitled to receive (i) the Accrued Obligations, (ii) the continued payment of his base salary for (a) eleven (11) months if termination occurs after the nine (9) month anniversary of the effective date or (b) six (6) months if termination occurs prior to the nine (9) month anniversary of the effective date (each as applicable, the “Kalnik Severance Term”) (iii) payment of his bonus pro-rata for the time employed during the year of termination, (iv) COBRA payments for the applicable Kalnik Severance Term, and (v) the continued vesting of all outstanding equity grants for the earlier of (y) the term of the equity awards or (z) the applicable Kalnik Severance Term. Dr. Kalnik will be considered a service provider under the Inducement Plan or any other applicable equity compensation plan of Seneca until the last day of the Kalnik Severance Term.

Upon termination by Seneca without “Cause” or by Dr. Kalnik with “Good Reason” during the period commencing three (3) months prior to and terminating twelve (12) months subsequent to a Change of Control (as such term is defined in the employment agreement), Dr. Kalnik will be entitled to (i) the Accrued Obligations, (ii) the continued payment of his base salary for (a) fifteen (15) months if termination occurs after the nine (9) month anniversary of the effective date, or (b) eight (8) months if termination occurs prior to the nine (9) month anniversary of the effective date (each as applicable, “Kalnik Change of Control Severance Term”), (iii) payment of 100% of target cash bonus for the entire year of termination, (iv) COBRA payments for the applicable Kalnik Change of Control Severance Term, and (v) the full vesting of all outstanding equity grants on the date of termination. Dr. Kalnik will be considered a service provider under the Inducement Plan or any other applicable equity compensation plan of Seneca until the last day of the applicable Kalnik Change of Control Severance Term.

In the event of a termination for any reason other than “Cause,” Seneca will be required to make such payments, approximately as follows:

Officer	Severance		Accelerated Vesting of Awards	Total
Matthew Kalnik (1)	$300,875	(2)	$16,873(4)	$317,748

(1)	Assumes termination at December 31, 2020. The effective date of Dr. Kalnik’s employment agreement is April 1, 2020.

(2)	Includes 6 months continued payment of base salary of $415,000 plus target bonus of 45% of base salary equal to $93,375.

(3)	Severance amount changed as of January 1, 2021.

(4)	Represents intrinsic value of option awards at December 31, 2020 that will continue vesting over 6 month severance period.

Potential Payments Upon Termination or Change of Control

Regardless of the manner in which a named executive officer’s service terminates, the named executive officer is entitled to receive amounts earned during his or her term of service, including unpaid salary and unused vacation, as applicable. In addition, Seneca’s named executive officers are entitled to receive certain benefits upon Seneca’s termination of their employment without cause or their resignation for good reason, as provided above under “Executive Compensation of Seneca—Agreements with Seneca’s Named Executive Officers.”

Each of Seneca’s named executive officers holds stock options that were granted subject to the general terms of Seneca’s equity compensation plans. A description of the termination and change in control provisions in are described above under “Executive Compensation of Seneca—Agreements with Seneca’s Named Executive Officers.”

Perquisites Health, Welfare and Retirement Benefits

Our named executive officers, during their employment with us, are eligible to participate in Seneca’s employee benefit plans, including Seneca’s medical, dental, group term life, disability and accidental death and dismemberment insurance plans, in each case on the same basis as all of Seneca’s other employees. Seneca provides a 401(k) plan to Seneca’s employees, including Seneca’s named executive officers, as discussed in the section below entitled “Executive Compensation of Seneca—401(k) Plan.”

Equity Compensation Plans

Seneca currently has the following equity compensation plans outstanding as of the date hereof: (i) 2010 Equity Compensation Plan, (ii) 2019 Equity Incentive Plan, (iii) 2020 Equity Incentive Plan and (iv) the Inducement Award Stock Option Plan.

For information related to Seneca’s equity compensation plans from which Seneca’s officers and directors are issued securities, please see the sections below entitled “2010 Equity Compensation Plan,” “2019 Equity Incentive Plan,” “Equity Incentive Plan,” and “Inducement Award Stock Option Plan.”

2010 Equity Compensation Plan

Seneca’s 2010 Equity Compensation Plan, as amended (“2010 Plan”) was approved by our stockholders on June 22, 2017 and is administered by Seneca’s board or its compensation committee. The 2010 Plan provides for the grant of incentive stock options, nonstatutory stock options, restricted stock, performance units, performance shares, restricted stock units, and other stock-based awards to its employees, directors, and consultants. The purpose of the 2010 Plan is to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to Seneca’s employees, directors and consultants, and to promote the success of Seneca’s business. Under the terms of the 2010 Plan, Seneca currently has authorized 88,846 shares of Seneca Common Stock for the foregoing awards.

2019 Equity Incentive Plan

Seneca’s 2019 Equity Incentive Plan (“2019 Plan”) was approved by Seneca’s stockholders on June 12, 2019 and is administered by Seneca’s Board or its compensation committee. The 2019 Plan provides for the grant of incentive stock options, nonstatutory stock options, restricted stock, performance units, performance shares, restricted stock units, and other stock-based awards to our employees, directors, and consultants. The purpose of the 2019 Plan is to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to our employees, directors and consultants, and to promote the success of Seneca’s business. Under the terms of the 2019 Plan, Seneca initially reserved 200,000 shares of Seneca Common Stock, subject to an automatic increase on the first day of each calendar year by 4% of the total shares of Seneca Common Stock issued and outstanding on such date. The 2019 Plan further authorized the administrator to amend the exercise price and terms of certain awards thereunder.

Equity Incentive Plan

Our 2020 Equity Incentive Plan (“2020 Plan”) was approved our stockholders and is administered by our Board or our Compensation Committee. The 2020 Plan provides for the grant of incentive stock options, nonstatutory stock options, restricted stock, performance units, performance shares, restricted stock units, and other stock-based awards to our employees, directors, and consultants. The purpose of the 2020 Plan is to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to our employees, directors and consultants, and to promote the success of our business. Under the terms of the 2020 Plan, Seneca initially reserved 600,000 shares of common stock. The 2020 Plan provides that the shares under the plan, as well as the shares underlying grants, is subject to automatic increase upon the occurrence of certain dilutive events. The 2020 Plan further authorized the administrator to amend the exercise price and terms of certain awards thereunder.

Inducement Award Stock Option Plan

Seneca’s Inducement Award Stock Option Plan (“Inducement Plan”) is administered by Seneca’s Board or its compensation committee. The Inducement Plan is intended to be used in connection with the recruiting and inducement of senior management and employees. The issuance of awards under the Inducement Plan is at the discretion of the administrator which has the authority to determine the persons to whom any awards shall be granted and the terms, conditions and restrictions applicable to any award. Pursuant to the Inducement Plan, as amended and currently in effect, Seneca may grant stock options for up to a total of 215,000 shares of Seneca Common Stock to new employees of Seneca. As of December 31, 2019, 140,592 grants have been made pursuant to the Inducement Plan. On March 23, 2020 Seneca’s Board approved an amendment to the Inducement Plan increasing the numbers of shares authorized under the Inducement Plan to 715,000. The Inducement Plan is intended to qualify as an inducement plan under Nasdaq Listing Rule 5635(c)(4) and accordingly, Seneca did not seek stockholders’ approval.

Outstanding Equity Awards Value at Fiscal Year-End

The following table includes information with respect to the value of all outstanding equity awards previously awarded to Seneca’s named executive officers as of December 31, 2020.

	Number of securities underlying unexercised options - exercisable	Number of securities underlying unexercised options - unexercisable	Equity incentive plan awards: Number of securities underlying unexercised unearned options	Option exercise price	Option expiration date	Number of shares or units of stock that have not vested	Market value of shares of units of stock that have not vested	Equity incentive plan award: Number of unearned shares, units or other rights that have not vested	Equity incentive plan awards: Market or payout value of unearned shares, units or other rights that have not vested
Name	(#)	(#)	(#)	($)		(#)	($)	(#)	(#)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Kenneth Carter, PhD (1)	360,327	504,458	-	$0.6199	4/1/2030	-	-	-	-
Matthew Kalnik, PhD (2)	216,241	302,738	-	$0.6199	4/1/2030	-	-	-	-
Dane Saglio (3)	54,060	75,685		$0.6199	4/1/2030	-	-	-	-

(1)	Represents a stock option granted conditionally issued on April 1, 2020 that was approved by Seneca’s shareholders on September 4, 2020. The option grant was initially to purchase up to 471,000 shares of common stock at an exercise price of $0.6199. The option contains anti-dilution protection to maintain percentage ownership and as of December 31, 2020, pursuant to certain issuances, the option was increased to an aggregate of 864,785 shares. The option (including any true-up issuances) vests (i) one quarter (1/4) on the original issuance date and (ii) three quarters (3/4) on a monthly basis over the thirty-six (36) month period following the original issuance date. The options were all issued from our 2020 Equity Incentive Plan. Dr. Carter agreed in principle, subject to entering into a definitive agreement, to cancel the option grant immediately prior to closing in exchange for $188,789. If the Merger does not close, Dr. Carter will retain his option grant.

(2)	Represents an inducement stock option granted on April 1, 2020. The option grant was initially to purchase up to 282,840 shares of common stock at an exercise price of $0.6199. The option contains anti-dilution protection to maintain percentage ownership and as of December 31, 2020, pursuant to certain issuances, the option was increased to an aggregate of 518,979 shares. The option (including any true-up issuances) vests (i) one quarter (1/4) on the original issuance date and (ii) three quarters (3/4) on a monthly basis over the thirty-six (36) month period following the original issuance date. The options were all issued from our Inducement Stock Option Plan. Dr. Kalnik agreed in principle, subject to entering into a definitive agreement, to cancel the option grant immediately prior to closing in exchange for $476,663. If the Merger does not close, Dr. Kalnik will retain his option grant.

(3)	Represents an inducement stock option granted on April 1, 2020. The option grant was initially to purchase up to 70,710 shares of common stock at an exercise price of $0.6199. The option contains anti-dilution protection to maintain percentage ownership and as of December 31, 2020, pursuant to certain issuances, the option was increased to an aggregate of 129,745 shares. The option (including any true-up issuances) vests (i) one quarter (1/4) on the original issuance date and (ii) three quarters (3/4) on a monthly basis over the thirty-six (36) month period following the original issuance date. The options were all issued from our 2020 Equity Incentive Plan. Mr. Saglio agreed in principle, subject to entering into a definitive agreement, to cancel the option grant immediately prior to closing in exchange for $362,392. If the Merger does not close, Mr. Saglio will retain his option grant.

Non-Employee Director Compensation

Seneca’s non-employee director compensation program is overseen and approved by its Compensation Committee and is designed to enable Seneca to continue to attract and retain highly qualified directors by ensuring that director compensation is in line with peer companies competing for director talent, and is designed to address the time, effort, expertise, and accountability required of active board membership. In general, Seneca believes that annual compensation for non-employee directors should be cash and equity based and designed to compensate members for their service on the Board and its committees, align the interests of directors and stockholders and, by vesting over time, to create an incentive for continued service on the Board. Seneca’s Compensation Committee annually reviews and approves compensation programs related to its non-employee members of the Board of Directors.

The following are the terms of Seneca’s Director Compensation Plans pursuant to which non-employee directors are compensated:

Current Non-Employee Board Member Compensation Policy

Effective April 1, 2020, each non-employee Board member will receive the following compensation commencing April 1 and ending on March 31 (“Board Year”):

•	A grant of 6,000 restricted stock units (“RSUs”) issued from one of Seneca’s equity compensation plans. The RSU’s will be granted on April 3, 2020 and then on April 1, of each subsequent year and will vest quarterly over the grant year on June 30, September 30, December 31 and March 31.

•	An annual cash fee of $40,000.

In addition, non-employee Board members serving on committees will receive the following additional consideration:

•	The lead independent director will receive an additional annual fee of $25,000;

•	Each member of the Audit Committee will receive an additional annual fee of $10,000;

•	Each member of the Compensation Committee will receive an additional annual fee of $7,500; and

•	Each member of the Governance and Nominating Committee will receive an additional annual fee of $5,000.

In addition to any other consideration received, non-employee Board members serving as a Chairperson will receive the following additional consideration:

•	The Audit Committee Chair will receive an additional annual fee of $10,000 (for chairing the committee in addition to the committee membership fee);

•	The Compensation Committee Chair will receive an additional annual fee of $7,500 (for chairing the committee in addition to the committee membership fee); and

•	The Governance and Nominating Committee Chair will receive an additional annual fee of $5,000 (for chairing the committee in addition to the committee membership fee).

In addition, each non-employee Board member may elect to receive their respective shares of Seneca Common Stock upon vesting of the RSUs on a net basis to allow for tax withholdings by Seneca. Moreover, all cash compensation paid to non-employee Board members will be paid in arrears and on a quarterly basis over the Board Year.

Legacy Director Compensation Plan (no longer in effect)

Prior to April 1, 2020, each non-employee director received a $100,000 annual board fee. The annual board fee was payable as follows: (i) up to $50,000 in cash and (ii) the balance in equity grants consisting of common stock purchase options, restricted stock units or restricted stock, at the election of each non-employee director. Directors electing to receive a portion of their annual fee in cash received four equal quarterly payments during the year. Applicable equity grants were made as of July 1 of each year and vested quarterly over the grant year. Fees for new directors appointed or elected during the year were pro-rated and made on the fifth (5th) day following such approval and acceptance on the Board.

Each non-employee director continuing service was required to make an election to receive the board fee in either cash, restricted stock, restricted stock units, or common stock options or a combination thereof by June 19th of each year. All grants of restricted stock and restricted stock units were valued using the adjusted closing bid price of Seneca Common Stock on the applicable grant date. All option grants were valued using the Black-Scholes option pricing model and are subject to customary assumptions used in the preparation of the financial statements.

Seneca Board Compensation

The following table summarizes compensation paid/to be paid to Seneca non-employee directors during the year ended December 31, 2020.

Name	Fees Earned or Paid in Cash	Stock Awards	Option Awards	Nonequity Incentive Plan Compensation	Change in pension value and Nonqualified Deferred Compensation Earnings	All Other Compensation	Total
(a)	($) (b)	($) (c)	($) (d)	($) (e)	($) (f)	($) (g)	($) (h)
Scott Ogilvie
Independent Director (1) (4)	$12,500	-	$25,000	-	-	$22,499	$59,999
David J. Mazzo, PhD
Independent Director (2)	$61,500	$3,150	$25,000	-	-	-	$89,650
Cristina Csimma, PharmD, MHP
Independent Director (2)	$77,875	$3,150	$25,000	-	-	-	$106,025
Binxian Wei
Independent Director (3)	$30,000	$3,150	$50,000	-	-	-	$83,150
Sandford Smith
Independent Director (4)	$12,500	-	-	-	-	-	$12,500
Mary Ann Gray, PhD
Independent Director (5)	$48,750	$10,586	$12,504	-	-	-	$71,840

 __________________________

(1)	The Director’s compensation includes $24,999 in consulting fees earned after his board service ended. The compensation also includes vesting of stock options to purchase 5,054 shares of common stock at $6.00 per share.

(2)	The Director’s compensation includes vesting of stock options to purchase 5,054 shares of common stock at $6.00 per share and 5,400 restricted stock units.

(3)	The Director’s compensation includes vesting of stock options to purchase 10,106 shares of common stock at $6.00 per share and 5,400 restricted stock units.

(4)	The Directors resigned from the Board on March 26, 2020.

(5)	The Director’s compensation includes vesting of stock options to purchase 2,568 shares of common stock at $5.90 per share, 7,042 restricted stock units and 3,814 shares of restricted stock.

Indemnification Agreements

Seneca has entered, and intend to continue to enter, into separate indemnification agreements with Seneca’s directors and executive officers, in addition to the indemnification provided for in Seneca amended and restated bylaws. These agreements, among other things, require Seneca to indemnify Seneca’s directors and executive officers for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of their services as one of Seneca’s directors or executive officers or as a director or executive officer of any other company or enterprise to which the person provides services at Seneca’s request. Seneca believes that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

The limitation of liability and indemnification provisions in Seneca’s amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit Seneca’s and Seneca’s stockholders. A stockholder’s investment may decline in value to the extent Seneca pays the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

EXECUTIVE COMPENSATION OF LBS

The following tables and accompanying narrative disclosure discuss the compensation awarded to, earned by, or paid to:

•	Thomas M. Hallam, Chief Executive Officer

•	J.D. Finley, Chief Financial Officer

•	Michael J. Dawson, Chief Medical Officer

LBS refers to these three executive officers as the “named executive officers.”

LBS Summary Compensation Table for 2019 and 2020

The following table presents summary information regarding the total compensation for services rendered in all capacities that was earned by LBS’s named executive officers during the fiscal years ended December 31, 2020 and 2019.

NAME AND PRINCIPAL POSITION	YEAR	SALARY ($)	NON-EQUITY INCENTIVE PLAN ($)(1)	OPTION AWARDS ($)(2)	ALL OTHER COMPENSATION ($)(3)	TOTAL ($)
Thomas M. Hallam	2020	212,063	255,000	226,100	3,261	696,424
Chief Executive Officer	2019	373,239	182,100	876,258	3,257	1,434,854
J.D. Finley	2020	164,531	181,000	146,250	660	542,441
Chief Financial Officer	2019	286,345	127,000	642,086	1,920	1,057,351
Michael J. Dawson(4)	2020	50,394	66,000	51,500	-	167,894
Chief Medical Officer	2019	91,898	53,000	96,626	-	241,524

(1)	Represents amount of performance-based cash bonuses earned for 2020 and 2019.

(2)	Amounts reflect the aggregate grant-date fair value of the stock options granted to LBS’s named executive officers during 2020 and 2019. Assumptions used in the calculation of these amounts are included in Note 7 to LBS’s audited financial statements and in Note 7 to LBS’s unaudited financial statements included elsewhere in this proxy statement/prospectus/information statement. As required by SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions.

(3)	Includes reimbursement for home security systems for Dr. Hallam of $1,941 and $1,937 for 2020 and 2019, respectively; cellular telephone allowances for Dr. Hallam of $1,320 for both 2019 and 2018; cellular telephone allowances for Mr. Finley of $1,320 and $660 for 2020 and 2019, respectively; and home internet allowance for Mr. Finley of $600 for 2019.

(4)	Dr. Dawson is a part time employee of LBS.

Compensation Program Overview

LBS’s compensation program for executive officers is designed to encourage LBS’s management team to continually achieve LBS’s short-term and long-term corporate objectives while effectively managing business risks and challenges. LBS provides what it believes is a competitive total compensation package to LBS’s management team through a combination of base salary, an annual performance-based bonus and long-term equity-based incentives.

Annual Base Salary

The 2020 annual base salaries for LBS’s named executive officers are provided below.

Name	2020 Base Salary ($)
Thomas M. Hallam	212,063
J.D. Finley	164,531
Michael J. Dawson	50,394

As of the date of the signing the Merger Agreement, the LBS Board or Compensation Committee of the LBS Board, approved increases to the annual base salaries for Dr. Hallam, Mr. Finley and Dr. Dawson of $377,000, $292,500 and $103,000, respectively, effective as of November 15, 2020.

Non-Equity Incentive Plan Compensation

LBS seeks to motivate and reward its executives for achievements relative to our corporate goals and expectations for each fiscal year. In 2020, each of LBS’s named executive officers was eligible to receive an annual performance bonus based on the achievement of performance goals as determined by the board of directors or an authorized committee thereof. For 2020, these goals included research and development and regulatory objectives. Each named executive officer was assigned a target bonus expressed as a percentage of his annual base salary. The target bonus amounts for Dr. Hallam, Mr. Finley and Dr. Dawson for 2020 were set at 60%, 40% and 25%, respectively. Due to limited cash resources available to LBS, LBS did not pay any cash bonuses to its executive officers for 2020.

Equity-Based Incentive Awards

LBS’s equity-based incentive awards are designed to align its interests and those of its stockholders with those of its employees and consultants, including our executive officers. The board of directors or an authorized committee thereof is responsible for approving equity grants. Historically, LBS has generally used stock options as an incentive for long-term compensation to its executive officers because stock options allow its executive officers to realize value from this form of equity compensation only if its stock price increases relative to the stock option’s exercise price, which exercise price is set at the fair market value of our common stock on the date of grant.

LBS may grant equity awards at such times as the board of directors determines appropriate. LBS’s executives generally are awarded an initial grant in the form of a stock option in connection with their commencement of employment with us. Additional grants may occur periodically in order to specifically incentivize executives with respect to achieving certain corporate goals or to reward executives for exceptional performance.

Prior to the Merger, LBS granted stock options to each of its named executive officers pursuant to the 2013 Employee, Director and Consultant Equity Incentive Plan. All stock options are granted with an exercise price per share that is no less than the fair market value of LBS Common Stock on the date of grant of such award. LBS stock option awards generally vest over a three-year period and may be subject to acceleration of vesting and exercisability under certain termination and change in control events, as described in more detail under the subsections titled “—Potential Payments upon Termination or Change of Control” and “—Equity Benefit Plans.”

Agreements with LBS’s Named Executive Officers

LBS will be entering into employment agreements with each of its named executive officers in connection with the Merger. The employment agreements are anticipated to contain the following terms:

•	an annual base salary of $490,000 for Dr. Hallam, $400,000 for Mr. Finley and $115,900 for Dr. Dawson, in each case, to be effective as of the closing of the Merger;

•	an annual target cash bonus of 50% for Dr. Hallam, 40% for Mr. Finley and 40% for Dr. Dawson;

•	a bonus payment of $285,000 for Dr. Hallam (including a 2020 salary makeup bonus of $255,000), $231,000 for Mr. Finley (including a 2020 salary makeup bonus of $181,000) and a bonus payment of $66,000 for Dr. Dawson, to be paid upon the closing of the Merger; and

•	in the case of Dr. Hallam and Mr. Finley, the grant of an option to purchase 1,000,000 and 1,200,000 shares, respectively, which will be granted immediately prior to the closing of the Merger, at an exercise price that is equal to the per share price paid for the LBS Series 1 Preferred Stock in the Pre-Merger Financing.

The employment agreements will also provide that if LBS terminates the executive’s employment without “cause” or if the executive resigns his employment for “good reason,” each as defined in the employment agreement, the executive will be entitled to receive salary continuation and COBRA premium reimbursement (for 12 months each in the case of Dr. Hallam and Mr. Finley, and nine months in the case of Dr. Dawson), up to three months of outplacement assistance, and equity vesting (12 months in the case of Dr. Hallam, nine months in the case of Mr. Finley and Dr. Dawson). In the case of a termination without cause or resignation for good reason that occurs during the period beginning three months before a “change in control” (as defined in the agreement) and ending 12 months thereafter, (a) these severance-related periods will be increased to 18 months in the case of Dr. Hallam and 12 months in the case of Mr. Finley and Dr. Dawson, (b) the equity award acceleration will apply in full to all of the executive’s outstanding time-based awards and (c) the executive will receive an additional payment equal to his target bonus.

Potential Payments Upon Termination or Change of Control

Regardless of the manner in which a named executive officer’s service terminates, that named executive officer is entitled to receive amounts earned during his term of service, including unpaid salary and unused vacation, as applicable. In addition, each named executive officer is entitled to receive certain benefits upon LBS’s termination of his employment without cause or his resignation for good reason, as provided above under “Executive Compensation of LBS—Agreements with LBS’s Named Executive Officers.”

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth certain information regarding equity awards granted to LBS’s named executive officers that remain outstanding as of December 31, 2020:

	Option Awards(1)
	Grant Date	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)(2)	Option Expiration Date
Thomas M. Hallam	5/16/2014	150,000	-	-	$0.40	10/10/2022
	5/16/2014	1,000,000	-	-	$0.50	10/1/2023
	6/12/2015	250,000	-	-	$0.75	2/2/2025
	6/12/2015	17,567	-	-	$0.75	2/2/2024
	11/10/2017	100,000	-	-	$0.75	11/10/2027
	11/10/2017	3,222,084	292,916	-	$0.75	11/10/2027
	3/22/2019	557,333	278,667	-	$1.12	3/22/2029
	3/22/2019	107,333	214,667	-	$1.12	3/22/2029
	3/22/2019	750,000	-	-	$1.12	3/22/2029
	3/22/2019	551,753	-	-	$1.45	3/22/2029
	3/18/2020	113,050	339,150	-	$0.73	3/22/2030
J.D. Finley	6/12/2015	383,200	-	-	$0.75	6/12/2025
	12/9/2016	350,000	-	-	$0.75	12/13/2024
	11/10/2017	1,769,166	145,834	-	$0.75	11/10/2027
	3/22/2019	360,668	180,332	-	$1.12	3/22/2029
	3/22/2019	69,443	138,867	-	$1.12	3/22/2029
	3/22/2019	700,000	-	-	$1.12	3/22/2029
	3/22/2019	356,855	-	-	$1.45	3/22/2029
	2/19/2020	73,125	219,375	-	$0.73	2/19/2030
Michael J. Dawson	2/10/2017	200,000	-	-	$0.75	2/10/2027
	7/24/2018	500,000	250,000	-	$1.45	7/24/2028
	3/22/2019	124,667	62,333	-	$1.12	3/22/2029
	3/22/2019	24,067	48,133	-	$1.12	3/22/2029
	2/19/2020	25,750	77,250	-	$0.73	2/19/2030

(1)	All of the outstanding stock option awards were granted under and subject to the terms of the 2013 Plan, described below under “Executive Compensation of LBS—Equity Benefit Plans.”

(2)	The stock option awards were granted with a per share exercise price equal to at least the fair market value of one share of LBS’s common stock on the date of grant, as determined in good faith by LBS’s board of directors.

Perquisites and Health and Welfare Benefits

LBS’s named executive officers, during their employment with us, are eligible to participate in LBS’s employee benefit plans, including LBS’s medical, dental, group term life, disability and accidental death and dismemberment insurance plans, in each case on the same basis as all of LBS’s other employees.

LBS generally does not provide perquisites or personal benefits to LBS’s named executive officers, except in limited circumstances. LBS’s board of directors may elect to adopt qualified or nonqualified benefit plans in the future if it determines that doing so is in LBS’s best interests.

Retirement Benefits and Nonqualified Deferred Compensation

LBS does not maintain any plan that provides for the payment of retirement benefits, or benefits that will be paid primarily following retirement. LBS does not maintain nonqualified deferred compensation plans. LBS’s board of directors may elect to provide LBS’s officers and other employees with such benefits in the future if it determines that doing so is in LBS’s best interests.

Equity Benefit Plans

Amended and Restated 2013 Employee, Director, and Consultant Equity Incentive Plan

The 2013 Employee, Director, and Consultant Equity Incentive Plan (the “2013 Plan”) was originally adopted by LBS’s board of directors in 2013. As of September 30, 2020, stock options covering 30,410,243 shares of LBS’s common stock were outstanding under the 2013 Plan and no other awards were outstanding under the 2013 Plan.

Authorized shares. Subject to certain capitalization adjustments, the aggregate number of shares of common stock that may be issued pursuant to stock awards under the 2013 Plan will not exceed 35,000,000 shares.

Types of Awards. The 2013 Plan provides for the granting of incentive stock options, non-qualified stock options, stock grants and other stock-based awards, including restricted stock units.

Plan Administration. Our compensation committee is the administrator of the 2013 Plan, except to the extent it delegates its authority to a committee, in which case such committee shall be the administrator. The administrator has the authority to determine the recipients of the awards, the terms of awards, including exercise and purchase price, the number of shares subject to awards, the vesting schedule applicable to awards, the form of consideration, if any, payable upon exercise or settlement of an award and the terms of award agreements for use under the 2013 Plan.

Eligibility. The administrator determines the participants in the 2013 Plan from among our employees, directors and consultants.

Stock Options. Stock options may be granted under the 2013 Plan. The exercise price of options granted under the 2013 Plan must at least be equal to at least 85% of the fair market value of LBS’s common stock on the date of grant (and if less than 100%, must comply with applicable tax rules). The term of an option may not exceed ten years. With respect to any participant who owns more than 10% of the voting power of all classes of LBS’s outstanding stock, the term of an incentive stock option granted to such participant must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. The administrator will determine the methods of payment of the exercise price of an option.

Transferability. Awards under the 2013 Plan may not be transferred except by will or by the laws of descent and distribution, unless otherwise provided by our board in its discretion and set forth in the applicable agreement, provided that no award may be transferred for value.

Adjustment. In the event of a stock dividend, stock split, recapitalization or reorganization or other change in change in capital structure, the administrator will make appropriate adjustments to the number and kind of shares of stock or securities subject to awards.

Corporate Transaction. Upon a merger, consolidation or sale of all or substantially all of our assets, the administrator, or the board of directors of any corporation assuming our obligations, may, in its sole discretion, take any one or more of the following actions pursuant to our plan, as to some or all outstanding awards:

•	provide that outstanding options will be assumed or substituted for shares of the successor corporation or consideration payable with respect to our outstanding stock in connection with the corporate transaction;

•	provide that the outstanding options must be exercised within a certain number of days, either to the extent the options are then exercisable, or at the administrator’s discretion, any such options being made partially or fully exercisable;

•	terminate outstanding options in exchange for payment of an amount equal to the difference between (a) the consideration payable upon consummation of the corporate transaction to a holder of the number of shares into which such option would have been exercisable to the extent then exercisable (or, in the administrator’s discretion, any such options being made partially or fully exercisable) and (b) the aggregate exercise price of those options;

•	provide that outstanding awards will be assumed or substituted for shares of the successor corporation, become realizable or deliverable, or restrictions applicable to an award will lapse, in whole or in part, prior to or upon the corporate transaction; and

•	terminate outstanding stock grants in exchange for payment of any amount equal to the consideration payable upon consummation of the corporate transaction to a holder of the same number of shares comprising the stock grant, to the extent the stock grant is no longer subject to any forfeiture or repurchase rights (or, at the administrator’s discretion, all forfeiture and repurchase rights being waived upon the corporate transaction).

Amendment and Termination. The 2013 Plan will terminate on January 31, 2023 or at an earlier date by vote of the stockholders or our Board of Directors; provided, however, that any such earlier termination shall not affect any awards granted under the 2013 Plan prior to the date of such termination. The 2013 Plan may be amended by our Board of Directors, except that our Board of Directors may not alter the terms of the 2013 Plan if it would adversely affect a participant’s rights under an outstanding stock right without the participant’s consent. Stockholder approval will be required for any amendment to the 2013 Plan to the extent such approval is required by law, include the Internal Revenue Code or applicable stock exchange requirements.

Director Compensation

The following table sets forth in summary form information concerning the compensation that LBS paid or awarded during the year ended December 31, 2020 to each of LBS’s directors that was not also a named executive officer:

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)(1)(2)	Total ($)
David Berry	-	94,000	94,000
James Sapirstein	-	94,000	94,000
Stephanie Diaz	-	94,000	94,000
James Neal	-	94,000	94,000
Robert Trenschel	-	94,000	94,000
Bryan Faith	-	94,000	94,000
Don Williams	-	94,000	94,000

(1)	In accordance with SEC rules, this column reflects the aggregate grant date fair value of the stock option awards granted in 2020 computed in accordance with FASB ASC Topic 718. Assumptions used in the calculation of these amounts are described in Note 7 to LBS’s unaudited financial statements included elsewhere in this proxy statement/prospectus/information statement. These amounts do not reflect the actual economic value that will be realized by the non-employee director upon the vesting of the stock option awards, the exercise of the stock option awards or the sale of the LBS Common Stock underlying such stock option awards.

(2)	As of December 31, 2020, the aggregate number of shares outstanding under all options to purchase LBS Common Stock held by its non-employee directors were: Dr. Berry: 968,744 shares; Mr. Sapirstein: 677,077 shares; Ms. Diaz: 537,319 shares; Mr. Neal: 603,327 shares; Dr. Trenschel: 584,327 shares; Mr. Faith: 742,077 shares; and Mr. Williams: 537,319 shares.

In connection with the closing of the Merger, LBS will be making one-time cash bonus payments to each of its non-employee directors as follows: Dr. Berry: $158,000; Mr. Sapirstein: $95,000; Ms. Diaz: $102,000; Mr. Neal: $124,000; Dr. Trenschel: $76,000; Mr. Faith: $99,000; and Mr. Williams: $108,000.

RELATED PARTY TRANSACTIONS OF THE COMBINED COMPANY

Described below are any transactions occurring since January 1, 2018 and any currently proposed transactions to which either Seneca or LBS was a party and in which:

•	the amounts involved exceeded or will exceed the lesser of $120,000 or 1% of the average of Seneca or LBS total assets, as applicable, at year-end for the last two completed fiscal years; and

•	a director, executive officer, holder of more than 5% of the outstanding capital stock of Seneca or LBSs, or any member of such person’s immediate family had or will have a direct or indirect material interest.

In addition to the transactions described below, please see the compensation agreements and other arrangements described under the sections titled “The Merger—Interests of the Seneca Directors and Executive Officers in the Merger” beginning on page 105 of this proxy statement/prospectus/information statement and “The Merger—Interests of the LBS Directors and Executive Officers in the Merger” beginning on page 111 of this proxy statement/prospectus/information statement.

Seneca Transactions

Information regarding disclosure of an employment relationship or transaction involving an executive officer and any related compensation solely resulting from that employment relationship or transaction is included in the section of this proxy statement/prospectus/information statement and “Executive Compensation of Seneca.”

Information regarding disclosure of compensation to a director is included in the section of this proxy statement/prospectus/information statement and “Executive Compensation of Seneca.”

Information regarding the identification of each officer and director is included in the section of this proxy statement/prospectus/information statement and “Executive Compensation of Seneca.”

•	Between January 1, 2018 through December 31, 2018, we paid the following compensation to Seneca’s non-employee board members: (i) an aggregate of $250,000 in cash; (ii) an aggregate of 3,624 restricted stock awards valued at $164,178; (iii) an aggregate of 6,307 common stock purchase options valued at $125,000; and (iv) an aggregate of 1,359 restricted stock units valued at $50,000.

•	Effective April 1, 2020, the Compensation Committee amended Seneca’s non-employee board member compensation policy. For a full discussion of the policy, see the section of this proxy statement/prospectus/information statement and “Executive Compensation of Seneca – Non-Employee Director Compensation.”

•	Drs. Carter and Kalnik, Mr. Saglio, and Seneca's senior vice president of reach and development have agreed in principle, subject to entering into definitive agreements, to the cancellation of their respective outstanding common stock purchase options immediately prior to the closing of the Merger in exchange for aggregate consideration of $1,423,012.

Seneca has adopted a written related-person transactions policy that sets forth Seneca’s policies and procedures regarding the identification, review, consideration and oversight of “related-person transactions.” Under the policy, where a transaction has been identified as a related-person transaction, management must present information regarding the proposed related-party transaction to Seneca’s Audit Committee (or, where review by Seneca’s Audit Committee would be inappropriate, to another independent body of the Seneca Board) for review. The presentation must include a description of, among other things, all of the parties, the direct and indirect interests of the related parties, the purpose of the transaction, the material facts, the benefits of the transaction to Seneca and whether any alternative transactions are available, an assessment of whether the terms are comparable to the terms available from unrelated third parties and management’s recommendation. To identify related-party transactions in advance, Seneca relies on information supplied by Seneca’s executive officers, directors and certain significant stockholders. In considering related-party transactions, Seneca’s Audit Committee or another independent body of the Seneca Board takes into account the relevant available facts and circumstances including, but not limited to: (a) the risks, costs and benefits to us; (b) the impact on a director’s independence in the event the related person is a director, immediate family member of a director or an entity with which a director is affiliated; (c) the terms of the transaction; (d) the availability of other sources for comparable services or products; and (e) the terms available to or from, as the case may be, unrelated third parties.

In the event a director has an interest in the proposed transaction, the director must recuse himself or herself from the deliberations and approval.

LBS Transactions

Convertible promissory notes and warrant financing

From February 2017 to June 2018, LBS issued and sold (i) convertible promissory notes in the aggregate principal amount of $3.0 million with an interest rate of 8% per annum (the “2017 Notes”) and (ii) warrants to purchase shares of LBS Common Stock at an initial exercise price of $0.75 per share. The warrants were immediately exercisable and expire ten years from the date of issuance. In connection with the Series C Financing (as defined below), holders of the 2017 Notes agreed to convert the principal and accrued interest thereon into shares of LBS Common Stock.

The participants in the convertible note and warrant financing included a member of the LBS board of directors and entities affiliated with a member of the LBS board of directors and executive officer. The following table sets forth the principal amount of the 2017 Notes and aggregate number of warrants issued to these related parties:

Participants	Principal Amount of 2017 Notes	Warrants to Purchase LBS Common Stock(3)
David Berry, M.D.(1)	$100,000	21,246
JD Finley(2)	$235,000	49,192

(1)	2017 Note held by the Berry Family Trust. Dr. Berry, a member of the LBS board of directors, is the co-trustee of the Berry Family Trust.

(2)	Consists of 2017 Notes held by (i) FCW Investments LLC and (ii) Pensco Trust Co, Custodian FBO J.D. Finley IRA. Mr. Finley, an executive officer and member of the LBS board of directors, is the managing member of FCW Investments LLC and the self-directing beneficiary of Pensco Trust Co, Custodian FBO J.D. Finley IRA.

(3)	Includes additional warrants issued in June 2018 and December 2018 to holders of the 2017 Notes as consideration for extensions to the maturity date of the 2017 Notes.

Secured promissory notes and warrant financing

From March 2018 to May 2018, LBS issued and sold (i) secured promissory notes in the aggregate principal amount of $0.95 million with an interest rate of 15% per annum (the “2018 Notes”) and (ii) warrants to purchase shares of LBS Common Stock equal to 10% of the principal amount of each 2018 Note at an initial exercise price of $0.75 per share, pursuant to secured notes and warrant agreements. The warrants were immediately exercisable and expire ten years from the date of issuance. In connection with the Series C Financing, holders of the 2018 Notes agreed to convert the principal and accrued interest thereon into shares of LBS Common Stock.

The participants in the secured note and warrant financing included entities affiliated with members of the LBS board of directors, an executive officer of LBS and holders of more than 5% of LBS capital stock. The following table sets forth the principal amount of the 2018 Notes and aggregate number of warrants issued to these related parties:

Participants	Principal Amount of 2018 Note	Warrants to Purchase LBS Common Stock
Bryan Faith(1)	$250,000	25,000
JD Finley(2)	$200,000	20,000
John Rodenrys(3)	$25,000	2,500

(1)	2018 Note held by the Bryan L. & Sharon Faith Irrevocable Trust dtd 11/18/2003. Mr. Faith, a member of the LBS board of directors, is the trustee of the Bryan L. & Sharon Faith Irrevocable Trust dtd 11/18/2003.

(2)	2018 Note held by FCW Investments LLC. Mr. Finley, an executive officer and member of the LBS board of directors, is the managing member of FCW Investments LLC.

(3)	2018 Note held by John & Barbara Rodenrys, JTWROS. Mr. Rodenrys is a former member of the LBS board of directors and a holder of more than 5% of LBS capital stock.

Series C convertible preferred stock and warrant financing

From March 2019 to August 2019, LBS issued and sold, in multiple closings, pursuant to a Series C preferred stock purchase agreement (i) an aggregate of 11,674,131 shares of its Series C convertible preferred stock at a purchase price of $0.893 per share and (ii) warrants to purchase shares of LBS Common Stock at an exercise price of $1.12 per share for aggregate gross proceeds of approximately $10.4 million (the “Series C Financing”). The warrants were immediately exercisable and expire ten years from the date of issuance.

The participants in the Series C Financing included an entity that became a holder of more than 5% of LBS capital stock following the initial closing of the Series C Financing. The following table sets forth the number of shares of LBS’s Series C convertible preferred stock and aggregate number of warrants issued to this related party:

Participant	Shares of LBS Series C Convertible Preferred Stock	Aggregate Purchase Price	Warrants to Purchase LBS Common Stock
Yuma Regional Medical Center(1)	11,198,208	$10,000,000	2,000,000

(1)	Dr. Trenschel, who joined the LBS board of directors following the initial closing of the Series C Financing, is the President and Chief Executive Officer of Yuma Regional Medical Center (“Yuma”).

Unsecured promissory note and warrant financing

In October 2020, LBS issued and sold to Yuma (i) an unsecured promissory note in the principal amount of $0.5 million with an interest rate of 10% per annum and (ii) warrants to purchase 45,000 shares of LBS Common Stock at an exercise price of $0.73 per share. The warrants were immediately exercisable and expire ten years from the date of issuance.

Investors’ rights agreement

In connection with the Series C Financing, LBS entered into an investors’ rights agreement with certain of its stockholders, including Yuma. Under the investors’ rights agreement, such LBS stockholders have the right to demand that LBS file a registration statement or request that their shares of LBS capital stock be covered by a registration statement that LBS is otherwise filing. Upon the consummation of the Merger, the investors’ rights agreement will terminate and none of LBS’s stockholders other than the Investor (as described in the section titled “Agreements Related to the Merger”) will have any special rights regarding the registration of their shares.

Voting agreement

In connection with the Series C Financing, LBS entered into a voting agreement with certain of its stockholders, including Yuma. The parties to the voting agreement have agreed, subject to certain conditions, to vote the shares of LBS capital stock held by them so as to elect the following individuals as directors: (1) one nominee designated by Yuma, currently Robert J. Trenschel and (2) the balance of the total number of directors designated by the holders of a majority of the outstanding shares of LBS Common Stock, currently David Berry, JD Finley, Thomas Hallam, Jim Neal, Bryan Faith, James Sapirstein, Don Williams and Stephanie Diaz. Upon the consummation of the Merger, the voting agreement and the obligations of the parties thereto to vote their shares of LBS capital stock so as to elect these nominees will terminate and none of LBS’s stockholders will have any special rights regarding the nomination, election or designation of members of the combined company’s board of directors.

Indemnification agreements

LBS has entered into separate indemnification agreements with each of its directors in addition to the indemnification provided for in LBS’s amended and restated certificate of incorporation and amended and restated bylaws. The indemnification agreements and the combined company’s amended and restated certificate of incorporation and amended and restated bylaws that will be in effect upon the consummation of the Merger require the combined company to indemnify its directors, executive officers and certain controlling persons to the fullest extent permitted by Delaware law.

Policy for Approval of Related Person Transactions

While LBS does not have a formal written policy or procedure for the review, approval or ratification of related party transactions, the LBS Board reviews and considers the interests of its directors, executive officers and principal stockholders in its review and consideration of transactions.

DESCRIPTION OF SENECA CAPITAL STOCK

As of the date of this proxy statement/prospectus/information statement, Seneca’s amended and restated certificate of incorporation authorizes it to issue 300,000,000 shares of common stock, par value $0.001 per share, and 6,000,000 shares of preferred stock, par value $0.001 per share.

The following is a summary of the rights of the Seneca common and preferred stockholders, of some of the provisions of Seneca’s amended and restated certificate of incorporation and amended and restated bylaws and of the DGCL. This summary is not complete. For more detailed information, please see Seneca’s amended and restated certificate of incorporation and amended and restated bylaws, which are filed as exhibits to the Registration Statement, of which this proxy statement/prospectus/information statement is a part and which may be obtained as described below under “Where You Can Find More Information,” as well as the relevant provisions of the DGCL.

Common Stock

Holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, subject to the holder of our Series A 4.5% Convertible Preferred Stock having the ability to appoint one director, and do not have cumulative voting rights. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by our board of directors out of funds legally available for dividend payments. All shares of common stock outstanding as of the date of this prospectus are fully paid and nonassessable. The holders of common stock have no preferences or rights of conversion, exchange, pre-emption or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. In the event of any liquidation, dissolution or winding-up of Seneca’s affairs, holders of common stock will be entitled to share ratably in our assets that are remaining after payment or provision for payment of all of Seneca’s debts and obligations and after liquidation payments to holders of outstanding shares of preferred stock, if any.

Preferred Stock

Seneca’s board of directors has the authority, without action by its stockholders, to designate and issue up to an additional 6,000,000 shares of preferred stock in one or more series and to designate the rights, preferences, and limitations of all such series, any or all of which may be superior to the rights of Seneca’s common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of the holders of common stock until Seneca’s board of directors determines the specific rights of the holders of preferred stock. However, effects of the issuance of preferred stock include restricting dividends on Seneca’s common stock, diluting the voting power of its common stock, impairing the liquidation rights of its common stock, and making it more difficult for a third party to acquire Seneca, which could have the effect of discouraging a third party from acquiring, or deterring a third party from paying a premium to acquire, a majority of Seneca’s outstanding voting stock. Seneca has no present plans to issue any additional shares of its preferred stock.

Seneca’s board of directors may, without further action by its stockholders, from time to time, direct the issuance of shares of preferred stock in series and may, at the time of issuance, determine the rights, preferences and limitations of each series, including voting rights, dividend rights and redemption and liquidation preferences. Satisfaction of any dividend preferences of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of Seneca’s common stock. Holders of shares of preferred stock may be entitled to receive a preference payment in the event of any liquidation, dissolution or winding-up of Seneca before any payment is made to the holders of shares of Seneca’s common stock. In some circumstances, the issuance of shares of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of Seneca’s securities or the removal of incumbent management. Upon the affirmative vote of Seneca’s board of directors, without stockholder approval, Seneca may issue shares of preferred stock with voting and conversion rights which could adversely affect the holders of shares of Seneca’s common stock.

Series A 4.5% Convertible Preferred Stock

As of September 30, 2020, Seneca had outstanding 200,000 shares of Series A 4.5% Convertible Preferred Stock with a stated value of $12.7895 per share and which are immediately convertible into an aggregate of 38,873 shares of common stock. The Series A Preferred Stock have no provisions regarding subsequent securities issuances or so called “price protection provisions.” The holders of Series A Preferred Stock shall be entitled receive 4.5% dividends in cash or additional shares of Series A Preferred Stock if and when declared by Seneca’s board of directors in preference to the payment of any dividends on the Common Stock. The holders of Series A Preferred Stock shall have no voting rights but shall be entitled to appoint one (1) member to Seneca’s board of directors. This right to appoint a member of the board of directors will terminate when there are less than 200,000 shares of Series A Preferred Stock outstanding.

Anti-Takeover Effects of Provisions of Seneca’s Amended and Restated Certificate of Incorporation, Seneca’s Amended and Restated Bylaws and Delaware Law

Delaware Anti-Takeover Law

Seneca is subject to Section 203 of the DGCL, which generally prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•	prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	the interested stockholder owned at least 85% of the voting stock of the corporation outstanding upon consummation of the transaction, excluding for purposes of determining the number of shares outstanding (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or subsequent to the consummation of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 of the DGCL defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•	subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder;

•	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; and

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 of the DGCL defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Provisions of Seneca’s amended and restated certificate of incorporation and amended and restated bylaws, may delay or discourage transactions involving an actual or potential change in its control or change in its management, including transactions in which stockholders might otherwise receive a premium for their shares or transactions that Seneca’s stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of Seneca Common Stock. Among other things, Seneca’s amended and restated certificate of incorporation and amended and restated bylaws:

•	permit the Seneca Board to issue up to 6,000,000 shares of preferred stock, with any rights, preferences and privileges as they may designate;

•	provide that the authorized number of directors may be changed only by resolution adopted by a majority of the Seneca Board;

•	provide that the board of directors or any individual director may only be removed with cause and the affirmative vote of the holders of at least 66 2/3% of the voting power of all of its then outstanding Seneca Common Stock;

•	provide that all vacancies, including newly created directorships, may, except as otherwise required by law or subject to the rights of holders of preferred stock as designated from time to time, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

•	divides the Seneca Board into three classes;

•	require that any action to be taken by its stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent or electronic transmission;

•	provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide notice in writing in a timely manner and also specify requirements as to the form and content of a stockholder’s notice;

•	do not provide for cumulative voting rights (therefore allowing the holders of a majority of the shares of Seneca Common Stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose);

•	provide that special meetings of its stockholders may be called only by the chairman of the Seneca Board, its Chief Executive Officer or by the Seneca Board pursuant to a resolution adopted by a majority of the total number of authorized directors (whether or not there exists any vacancies); and

•	provide that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (1) any derivative action or proceeding brought on its behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of its directors or officers to its or its stockholders, (3) any action asserting a claim against it arising pursuant to any provision of the DGCL or its amended and restated certificate of incorporation or amended and restated bylaws, or (4) any action asserting a claim against it governed by the internal affairs doctrine. This choice of forum provision does not apply to suits brought to enforce a duty or liability created by the Securities Act or the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.

The amendment of any of these provisions, with the exception of the ability of the Seneca Board to issue shares of preferred stock and designate any rights, preferences and privileges thereto, would require the affirmative vote of the holders of at least 66 2/3% of the voting power of all of the outstanding Seneca Common Stock.

Transfer Agent and Registrar

The transfer agent and registrar for Seneca Common Stock is American Stock Transfer & Trust Company, LLC. Seneca acts as the transfer agent and registrar for its Series A 4.5% Convertible Preferred Stock.

Listing on the Nasdaq Capital Market

The Seneca Common Stock is listed on the Nasdaq Capital Market under the symbol “SNCA”.

COMPARISON OF RIGHTS OF HOLDERS OF LBS STOCK AND SENECA STOCK

General

Seneca and LBS are both incorporated under the laws of the State of Delaware. The rights of Seneca stockholders and LBS stockholders are generally governed by the DGCL. Upon completion of the Merger, LBS stockholders will become Seneca stockholders, and their rights will be governed by the DGCL, the amended and restated bylaws of Seneca and the amended and restated certificate of incorporation of Seneca.

The material differences between the current rights of LBS stockholders under LBS’s amended and restated certificate of incorporation and amended and restated bylaws and their rights as Seneca stockholders, after the Merger, under Seneca’s amended and restated certificate of incorporation and its amended and restated bylaws, both as will be in effect immediately following the completion of the Merger, are summarized below. The summary below does not purport to be complete and is subject to, and qualified in its entirety by reference to, the DGCL and the governing corporate instruments that are subject to amendment in accordance with their terms. You should carefully read this entire document and the other referenced documents, including the governing corporate instruments, for a more complete understanding of the differences between being a stockholder of Seneca or LBS before the Merger and being a Seneca stockholder following the completion of the Merger. For more information on how to obtain these documents, see the section titled “Where You Can Find More Information” beginning on page 289 of this proxy statement/prospectus/information statement.

Authorized Capital Stock

LBS

LBS’s amended and restated certificate of incorporation that will be adopted prior to the Effective Time authorizes the issuance of up to 250,000,000 shares of common stock, $0.001 par value per share, and 228,253,885 shares of preferred stock, $0.001 par value per share, 33,594,625 of which are designated as LBS Series C Preferred Stock and 194,659,260 of which are designated as LBS Series 1 Preferred Stock.

Seneca

Seneca’s amended and restated certificate of incorporation authorizes the issuance of up to 300,000,000 shares of common stock, par value $0.01 per share, and 7,000,000 “blank check” shares of preferred stock, par value $0.01 per share, of which, 1,000,000 shares have been designated as Seneca Series A Preferred Stock.

The Merger Agreement contemplates an amendment to Seneca’s amended and restated certificate of incorporation in connection with the closing of the Merger to implement the Reverse Split.

Conversion Rights and Protective Provisions

LBS

The amended and restated certificate of incorporation of LBS that will be adopted before the Effective Time provides that each holder of shares of LBS Series C Preferred Stock shall, subject to certain conditions, have the right to convert such shares into shares of LBS Common Stock at any time in accordance with the amended and restated certificate of incorporation of LBS. The current conversion ratio is 1:1, provided that such conversion ratio is subject to broad-based weighted average antidilution adjustments in the event of certain dilutive issuances of LBS’s securities.

The amended and restated certificate of incorporation of LBS provides that for so long as at least 6,000,000 shares of LBS Series C Preferred Stock (subject to appropriate adjustment) shall be outstanding, LBS shall not, without the consent of the holders of a majority of the outstanding shares of LBS Series C Preferred Stock: liquidate, dissolve or wind-up the business and affairs of the LBS, effect any merger or consolidation or any other Deemed Liquidation Event (as defined in LBS’s amended and restated certificate of incorporation), or consent to any of the foregoing; (i) amend, alter or repeal any provision of LBS’s amended and restated certificate of incorporation or amended and restated bylaws or alter, change or waive the powers, preferences or rights of the LBS Series C Preferred Stock in a manner that adversely affects the powers, preferences, or rights of the LBS Series C Preferred Stock; (ii) create, or authorize the creation of (by reclassification or otherwise), or issue or obligate itself to issue shares of, any additional class or series of capital stock having rights, preferences or powers which are senior to, or pari passu with, the rights of the LBS Series C Preferred Stock or any security that is or by its terms may become exercisable or convertible into such a class or series of stock; (iii) increase or decrease the authorized number of shares of LBS Common Stock or LBS Series C Preferred Stock; (iv) (x) reclassify, alter or amend the Preferred Stock or any existing security of LBS that is pari passu with the LBS Series C Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of LBS, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to the LBS Series C Preferred Stock in respect of any such right, preference, or power or (y) reclassify, alter or amend any existing security of LBS that is junior to the LBS Series C Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to or pari passu with the LBS Series C Preferred Stock in respect of any such right, preference or power; (v) purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of LBS’s capital stock other than (w) redemptions of or dividends or distributions on the LBS Series C Preferred Stock as expressly authorized herein, (x) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock and (y) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for LBS or any subsidiary in connection with the cessation of such employment or service pursuant to agreements that provide for the repurchase of stock or (z) as approved by the board of directors of LBS, including the approval of the Preferred Director (as defined in LBS’s amended and restated certificate of incorporation); (vi) increase or decrease the authorized number of directors constituting LBS board of directors unless otherwise approved by a Qualified Board Vote (as defined in LBS’s amended and restated certificate of incorporation); (vii) acquire all of the equity securities of another entity, or all or substantially all of the assets of another entity, in exchange for equity securities of LBS; (viii) encumber or grant a security interest in all or substantially all of the assets or technology of LBS except for purchase money liens or statutory liens of landlords, mechanics, materialmen, workmen, warehousemen and other similar persons arising or incurred in the ordinary course of business; or (ix) enter into an agreement to do any of the foregoing.

The Investors’ Rights Agreement (the “LBS IRA”), by and among LBS and the other parties thereto as LBS stockholders (collectively the “LBS Stockholders”) provides the LBS Stockholders holding at least 8,398,656 shares of Preferred Stock with a right of first offer to purchase up to their respective pro rata share of certain securities that LBS may propose to sell and issue (other than certain excluded securities). The LBS IRA will be terminated immediately prior to the Effective Time, without any liability being imposed on the part of Seneca or the surviving company.

The Right of First Refusal and Co-Sale Agreement (the “LBS ROFR & Co-Sale Agreement”), by and among LBS and the LBS Stockholders party thereto also provides LBS (first) and certain of the LBS Stockholders (second) with a right of first refusal in the event a Key Common Holder (as defined in the LBS ROFR & Co-Sale Agreement) proposes to transfer any LBS Common Stock it holds. The LBS ROFR & Co-Sale Agreement will be terminated immediately prior to the Effective Time, without any liability being imposed on the part of Seneca or the surviving company.

Seneca

Seneca’s amended and restated certificate of incorporation provides that holders of Seneca Common Stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to Seneca Common Stock. The rights, preferences and privileges of the holders of Seneca Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of the Seneca Series A Preferred Stock and any series of Seneca preferred stock that Seneca may designate and issue in the future. The Seneca Series A Preferred Stock has no provisions regarding subsequent securities issuances or so called “price protection provisions.” The holders of Seneca Series A Preferred Stock are entitled receive 4.5% dividends in cash or additional shares of Seneca Series A Preferred Stock if and when declared by Seneca’s board of directors in preference to the payment of any dividends on the Seneca Common Stock.

Number of Directors

LBS

LBS’s amended and restated bylaws provide that the number of directors shall be set from time to time by the LBS Board.

Seneca

Seneca’s amended and restated certificate of incorporation and amended and restated bylaws provide that, subject to the rights of the holders of any series of preferred stock to elect directors under specified circumstances, Seneca’s number of directors shall be determined from time to time by resolution of the Seneca Board, provided the Seneca Board shall consist of at least three members. The holders of Seneca Series A Preferred Stock have no voting rights but are entitled to appoint one (1) member to the Seneca Board.

Stockholder Nominations and Proposals

LBS

None.

Seneca

Seneca’s amended and restated bylaws provide that that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide notice in writing in a timely manner and also specify requirements as to the form and content of a stockholder’s notice.

Classification of Board of Directors

LBS

LBS’s amended and restated certificate of incorporation and amended and restated bylaws do not provide for the division of the LBS Board into staggered classes.

Seneca

Seneca’s amended and restated certificate of incorporation provides that the directors shall be divided into three classes, with each class having a three-year term expiring on a staggered basis. In addition to the staggered classes, the holder of Seneca’s Series A 4.5% Convertible Preferred Stock has the right to appoint one board member.

Removal of Directors

LBS

LBS’s amended and restated bylaws provide that, any director may be removed from the LBS Board at any time, with or without cause, by the holders of a majority of the shares of capital stock of LBS entitled to vote at an election of directors or by written consent of the stockholders.

The Voting Agreement (the “LBS Voting Agreement”), by and among LBS and the LBS Stockholders party thereto provides that the board of directors shall consist of (1) one nominee designated by Yuma Regional Medical Center and (2) the balance of the total number of directors designated by the holders of a majority of the shares of LBS Common Stock. If any director resigns or is removed, they shall be replaced by a person nominated in accordance with the previous sentence. The LBS Voting Agreement will be terminated immediately prior to the Effective Time, without any liability being imposed on the part of Seneca or the surviving company.

Seneca

Under Seneca’s amended and restated bylaws and amended and restated certificate of incorporation, except as may otherwise be provided by the DGCL and subject to the special rights of the holders of any series of preferred stock, the Seneca Board or any individual Seneca director may only be removed with cause and the affirmative vote of the holders of a majority of the voting power of all of Seneca’s then outstanding capital stock.

Vacancies on the Board of Directors

LBS

LBS’s amended and restated bylaws provide that vacancies occurring on its board of directors for any reason may be filled by vote of its board of directors or by the directors’ written consent. If the number of directors then in office is less than a quorum, the Court of Chancery may, upon application of any stockholder or stockholders holding at least ten percent of the total number of shares at the time outstanding having the right to vote for such directors, summarily order an election to be held to fill any such vacancies or newly created directorships, or to replace the directors chosen by the directors then in office.

Seneca

Seneca’s amended and restated bylaws provide that vacancies, including newly created directorships, may, except as otherwise required by law or subject to the rights of holders of preferred stock as designated from time to time, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum.

Voting Stock

LBS

LBS’s amended and restated bylaws provide that every stockholder shall be entitled to one vote in person or by proxy for each share of common stock of LBS held by them (including LBS Series C Preferred Stock on an as-converted basis) as of the record date for such meeting. The LBS Series 1 Preferred Stock is non-voting stock and generally does not have the right to vote on any matter brought to a vote of the LBS Stockholders.

Seneca

The Seneca Common Stock is entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. The Seneca Series A 4.5% Convertible Preferred Stock is non-voting.

Cumulative Voting

LBS

None.

Seneca

Seneca’s amended and restated bylaws provides there shall be no cumulative voting.

Stockholder Action by Written Consent

LBS

LBS’s amended and restated bylaws provide that any action required by the DGCL or permitted to be taken at any annual or special meeting of stockholders, may be taken without a meeting, without prior notice and without a vote, by a consent in writing or by electronic transmission, as permitted by the DGCL.

Seneca

Seneca’s amended and restated bylaws provide that any action required by the DGCL or permitted to be taken at any annual or special meeting of stockholders, may be taken without a meeting, without prior notice and without a vote, by a consent in writing or by electronic transmission, as permitted by the DGCL.

Notice of Stockholder Meeting

LBS

LBS’s amended and restated bylaws provide that except as otherwise provided by statute, its amended and restated certificate of incorporation, or the amended and restated bylaws, notice of each annual or special meeting of the stockholders shall be given to each stockholder of record entitled to vote at such meeting not less than ten, and not more than 60, days before the day on which the meeting is to be held, by delivering written notice thereof. Every such notice shall state the place, if any, date and hour of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called.

Seneca

Seneca’s amended and restated bylaws provide that written notice of the annual meeting of the stockholders shall be mailed to each stockholder of record entitled to vote thereat at such address as appears on the stock books of Seneca at least ten days (and not more than 60 days) prior to the meeting. The Seneca Board may postpone any meeting of the stockholders at its discretion, even after notice thereof has been mailed, and the Seneca Board may also cancel, by resolution adopted by a majority of the Seneca Board, any such meeting of the stockholders upon public notice given prior to the date of such meeting. Notice need not be given to any stockholder who submits a written waiver of notice signed by him or her before or after the time stated therein. Attendance of a stockholder at a meeting of stockholders shall constitute a waiver of notice of such meeting, except when the stockholder attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders need be specified in any written waiver of notice.

Special Stockholder Meetings

LBS

LBS’s amended and restated bylaws provide that a special meeting of the stockholders may be called at any time by a majority of the members of the LBS Board, the LBS President, the LBS Secretary or by one or more stockholders holding shares in the aggregate entitled to cast not less than 10% of the votes at that meeting.

Seneca

Under Seneca’s amended and restated bylaws and amended and restated certificate of incorporation, special meetings of the stockholders may be called, for any purpose as is a proper matter for stockholder action under Delaware law, by (i) the Chairman of the Seneca Board, (ii) the Chief Executive Officer, (iii) a President, (iv) the Secretary or (v) any two members of the Seneca Board.

Indemnification

LBS

LBS has entered into separate indemnification agreements with each of its directors and executive officers, in addition to the indemnification provided for in LBS’s amended and restated certificate of incorporation and amended and restated bylaws. The indemnification agreements and LBS’s amended restated certificate of incorporation and amended and restated bylaws that will be in effect upon the closing of this offering require the combined company to indemnify its directors, executive officers and certain controlling persons to the fullest extent permitted by Delaware law.

Seneca

Seneca’s amended and restated certificate of incorporation provide that to the fullest extent permitted by applicable law, Seneca is authorized to provide indemnification of (and advancement of expenses to) directors of Seneca. If applicable law is amended after approval by the stockholders of Seneca’s amended and restated certificate of incorporation to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director to Seneca shall be eliminated or limited to the fullest extent permitted by applicable law as so amended.

Seneca’s amended and restated bylaws provide that Seneca shall indemnify its directors, officers, employees and agents to the extent not prohibited by the DGCL or any other applicable law; provided, however, that Seneca may modify the extent of such indemnification by individual contracts with its directors and officers; and, provided, further, that Seneca shall not be required to indemnify any director or officer in connection with any proceeding (or part thereof) initiated by such person unless such indemnification is expressly required to be made by law or the proceeding was authorized or consented to by the Seneca Board.

Seneca has entered into separate indemnification agreements with each of its directors and executive officers, in addition to the indemnification provided for in Seneca’s amended and restated certificate of incorporation and amended and restated bylaws.

Amendment of Amended and Restated Certificate of Incorporation

LBS

The LBS Board and stockholders may amend, alter, change or repeal any provision of LBS’s amended and restated certificate of incorporation, as amended, in a manner prescribed by statue; provided that (i) any such amendment may be subject to the protective provisions described above, (ii) except as otherwise required by law, holders of LBS Common Stock, as such, shall not be entitled to vote on any amendment to LBS’s amended and restated certificate of incorporation that relates solely to the terms of one or more outstanding series of LBS preferred stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to LBS’s amended and restated certificate of incorporation or pursuant to the DGCL and (iii) any amendment, repeal or modification of Article Tenth of LBS’s amended and restated certificate of incorporation shall not adversely affect any right or protection of any director, officer or other agent of LBS existing at the time of such amendment, repeal or modification.

Seneca

Seneca’s amended and restated certificate of incorporation provides that Seneca reserves the right to amend, alter, change or repeal any provision contained in the amended and restated certificate of incorporation, in the manner now or hereafter prescribed by the DGCL, and all rights conferred upon stockholders herein are granted subject to this reservation.

Amendment of Amended and Restated Bylaws

LBS

Under LBS’s amended and restated certificate of incorporation, the LBS Board is expressly authorized to make, repeal, alter, amend and rescind any or all of LBS’s amended and restated bylaws, subject to the protective provisions described above. LBS’s amended and restated bylaws provide that the amended and restated bylaws may be adopted, amended or repealed by the stockholders entitled to vote.

Seneca

Seneca’s amended and restated certificate of incorporation and amended and restated bylaws provide that the Seneca Board is expressly empowered to adopt, amend or repeal Seneca’s amended and restated bylaws. Seneca’s amended and restated certificate of incorporation also provides that the Seneca stockholders shall also have power to adopt, amend or repeal the Seneca amended and restated bylaws; provided, however, that, in addition to any vote of the holders of any class or series of stock of Seneca required by law or by Seneca’s amended and restated certificate of incorporation, such action by stockholders shall require the affirmative vote of the holders of at least a majority of the voting power of all of the then-outstanding shares of Seneca capital stock entitled to vote generally in the election of directors, voting together as a single class.

Forum Selection

LBS

LBS’s amended and restated certificate of incorporation provides that unless LBS consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for all “internal corporate claims”. For purposes of Article Twelfth of LBS’s amended and restated certificate of incorporation, “internal corporate claims” mean: (i) any derivative action or proceeding brought on behalf of LBS, which is based upon a violation of a duty by a current or former director or officer or stockholder of the Corporation, or (ii) any claim as to which Title 8 of the Delaware Code confers jurisdiction on the Court of Chancery, except for, as to each of (i) through (ii) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery ( and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction.

Seneca

Seneca’s amended and restated bylaws provide that, unless Seneca consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of Seneca; (ii) any action asserting a claim of breach of a fiduciary duty owed by any of Seneca’s directors, officers or other employees to Seneca or Seneca’s stockholders; (iii) any action asserting a claim arising pursuant to any provision of the DGCL or Seneca’s amended and restated certificate of incorporation or Seneca’s amended and restated bylaws; or (iv) any action asserting a claim governed by the internal affairs doctrine. The enforceability of similar choice of forum provisions in other companies’ bylaws has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable. This choice of forum provision does not apply to suits brought to enforce a duty or liability created by the Securities Act or the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.

PRINCIPAL STOCKHOLDERS OF SENECA

The following table sets forth, as of November 15, 2020, information regarding beneficial ownership of Seneca capital stock by:

•	each person, or group of affiliated persons, known by us to be the beneficial owner of 5% or more of any class of our voting securities;

•	each of our current directors and nominees;

•	each of our current named executive officers; and

•	all current directors and named executive officers as a group.

Beneficial ownership is determined according to the rules of the SEC. Beneficial ownership means that a person has or shares voting or investment power of a security and includes any securities that person or group has the right to acquire within 60 days after the measurement date. This table is based on information supplied by officers, directors and principal stockholders. Except as otherwise indicated, Seneca believes that each of the beneficial owners of the Seneca Common Stock listed below, based on the information such beneficial owner has given to us, has sole investment and voting power with respect to such beneficial owner’s shares, except where community property laws may apply.

	Common Stock
Name and Address of Beneficial Owner (1)	Shares	Shares Underlying Convertible Securities	Total	Percent of Class (2)
Directors and named executive officers
Kenneth Carter(5)	-	378,344	378,344	2.14%
Cristina Csimma, PharmD, MHP	5,930	13,089	19,019	*
Binxian Wei (3)	4,500	26,137	30,637	*
David Mazzo	4,500	10,561	15,061	*
Mary Ann Gray, Ph.D	16,759	4,954	21,713	*
Matthew Kalnik, PhD (4)(5)	-	227,053	227,053	1.30%
Dane Saglio (4)(5)	-	56,763	56,763	*
All directors and named executive officers as a group (7 individuals)			748,590	3.97%

5% owners as reported on form SC 13G
None
All directors, named executive officers, and 5% owners as a group (7 entities)			748,590	3.97%

______________________________________

*	Represents less than one percent.

(1)	Except as otherwise indicated, the persons named in this table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws where applicable and to the information contained in the footnotes to this table. Unless otherwise indicated, the address of the beneficial owner is c/o Seneca Biopharma, Inc. 20271 Goldenrod Lane, Germantown, MD 20876.
(2)	Pursuant to Rules 13d-3 and 13d-5 of the Exchange Act, beneficial ownership includes any shares as to which a shareholder has sole or shared voting power or investment power, and also any shares which the shareholder has the right to acquire within 60 days, including upon exercise of common share purchase options or warrants. There are 17,295,703 shares of common stock issued and outstanding as of November 15, 2020.
(3)	Mr. Wei is appointed by the Series A 4.5% Convertible Preferred Stock owners.
(4)	Dr. Kalnik was appointed as our Chief Operating Officer and President and Mr. Saglio was appointed as Seneca’s Chief Financial Officer effective April 1, 2020.
(5)	Holder has agreed in principle to the cancellation of all stock options prior to completion of Merger in exchange for cash consideration. In the event that the Merger does not close, holder will retain such options.

PRINCIPAL STOCKHOLDERS OF LBS

The following table sets forth certain information regarding the ownership of LBS’s securities on an as-converted basis as of November 15, 2020 by:

•	each person or group of affiliated persons known by LBS to be the beneficial owner of more than 5% of LBS Common Stock;

•	each of LBS’s directors;

•	each of LBS’s named executive officers; and

•	all executive officers and directors of LBS as a group.

The beneficial ownership information does not include any securities issued pursuant to the Pre-Merger Financing.

Applicable percentages are based on 113,715,408 shares outstanding on November 15, 2020, after giving effect to the automatic conversion of all outstanding shares of LBS preferred stock as of that date into an aggregate of 11,198,208 shares of LBS Common Stock. LBS has determined beneficial ownership in accordance with SEC rules. The information does not necessarily indicate beneficial ownership for any other purpose. Under these rules, the number of shares of LBS Common Stock deemed outstanding includes shares issuable upon exercise of warrants or options held by the respective person or group that may be exercised within 60 days after November 15, 2020. For purposes of calculating each person’s or group’s percentage ownership, warrants and options exercisable within 60 days after November 15, 2020 are included for that person or group but not the warrants or options of any other person or group. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, LBS believes that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Unless otherwise indicated, the address for the following stockholders is: c/o Leading BioSciences, Inc., 5800 Armada Drive, Suite 210, Carlsbad, California 92008.

	Beneficial Ownership
Name and Address of Beneficial Owner	Number of Shares	Percent of Total
Greater than 5% stockholders
Chip F. Parker(1)	15,551,680	13.7%
LBS Investors, LP(2)	15,323,746	13.5%
Charles Gathers(3)	13,185,543	11.6%
Yuma Regional Medical Center(4)	13,243,208	11.4%
John Rodenrys(5)	10,186,092	8.9%

Named Executive Officers and Directors
Thomas Hallam, Ph.D.(6)	7,556,619	6.2%
JD Finley(7)	5,596,019	4.7%
Michael Dawson, M.D.(8)	1,210,883	1.1%
David Berry, M.D.(9)	2,009,448	1.8%
Stephanie Diaz(10)	496,802	*
Bryan Faith(11)	1,524,802	1.3%
James R. Neal(12)	562,810	*
James Sapirstein, R.Ph.(13)	636,560	*
Robert J. Trenschel, D.O. (14)	13,787,018	11.9%
Don Williams(15)	496,802	*
All current executive officers and directors as a group (10 persons)(17)	33,877,763	29.8%

*	Represents beneficial ownership of less than 1%.

(1)	Consists of (a) 6,979,900 shares of LBS Common Stock held by the Louis F. & Alberta F. Parker Revocable Trust dtd 1/26/1983 (restated 5/14/2008), (b) 4,000 shares of LBS Common Stock held by Chip F. Parker, (c) 3,750,000 shares of LBS Common Stock held by Leading BioSciences Special Purpose Fund, LP, (d) (i) 4,489,780 shares of LBS Common Stock and (ii) 3,000 shares of LBS Common Stock that may be acquired pursuant to the exercise of outstanding warrants held by LBS Special Purpose Fund Two, LP, and (e) 325,000 shares of LBS Common Stock held by Special Purpose Fund Three, L.P. Terry Parker, the brother of Chip F. Parker, is a trustee of the Louis F. & Alberta F. Parker Revocable Trust dtd 1/26/1983 (restated 5/14/2008) and in such capacity has the sole power to vote and dispose of such shares. The address of the Louis F. & Alberta F. Parker Revocable Trust dtd 1/26/1983 (restated 5/14/2008) is 4627 Cliffside Dr, Riverside, CA 92506. Chip F. Parker is a managing member of Leading BioSciences Special Purpose Fund, LP and shares voting and investment power of the securities held by Leading BioSciences Special Purpose Fund, LP. The address of Leading BioSciences Special Purpose Fund, LP is 4627 Cliffside Dr, Riverside, CA 92506. Chip F. Parker is a managing member of LBS Special Purpose Fund Two, LP and shares voting and investment power of the securities held by LBS Special Purpose Fund Two, LP. The address of LBS Special Purpose Fund Two, LP is 7140 Caminito Pepino, La Jolla, CA 92037. Chip F. Parker is a managing member of Special Purpose Fund Three, L.P. and shares voting and investment power of the securities held by Special Purpose Fund Three, L.P. The address of Special Purpose Fund Three, L.P. is 7140 Caminito Pepino, La Jolla, CA 92037.

(2)	Represents shares of LBS Common Stock held by LBS Investors, LP. The address of LBS Investors, LP is 19 Cherrymoor Dr, Englewood, CO 80113. J.D. Finley is a managing member of the general partner of LBS Investors, LP and shares voting and investment power of the securities held by LBS Investors, LP.

(3)	Consists of (a) 12,509,043 shares of LBS Common Stock held by Alicia Roberts Limited Partnership and (b) 676,500 shares of LBS Common Stock held by Cal-Quality Corporation. Mr. Gathers is the General Partner of Alicia Roberts Limited Partnership and is President and Chief Executive Officer of Cal-Quality Corporation and has sole investment and voting power over the shares held by both entities. The address of both entities is 23861 Voyager Ln, Laguna, CA 92677.

(4)	Consists of (a) 11,198,208 shares of LBS Common Stock issuable upon conversion of LBS preferred stock and (b) 2,045,000 shares of LBS Common Stock that may be acquired pursuant to the exercise of outstanding warrants held by Yuma Regional Medical Center. Dr. Trenschel is the President and Chief Executive Officer of Yuma Regional Medical Center and shares voting and investment power over the shares held by Yuma Regional Medical Center. The address of Yuma Regional Medical Center is 2400 South Avenue A, Yuma, Arizona, 85364.

(5)	Consists of (a) 8,992,462 shares of LBS Common Stock, (b) 1,245,130 shares of LBS Common Stock that may be acquired within 60 days of November 15, 2020 pursuant to the exercise of outstanding options and (c) 2,500 shares of LBS Common Stock that may be acquired pursuant to the exercise of outstanding warrants held by Mr. Rodenrys.

(6)	Consists of (a) 58,582 shares of LBS Common Stock and (b) 7,944,520 shares of LBS Common Stock that may be acquired within 60 days of November 15, 2020 pursuant to the exercise of outstanding options held by Dr. Hallam.

(7)	Consists of (a)(i) 85,057 shares of LBS Common Stock and (ii) 7,218 shares of LBS Common Stock that may be acquired pursuant to the exercise of outstanding warrants held by Pensco Trust Co, Custodian FBO J.D. Finley IRA, (b)(i) 968,098 shares of LBS Common Stock and (ii) 61,974 shares of LBS Common Stock that may be acquired pursuant to the exercise of outstanding warrants held by FCW Investments LLC and (c)(i) 3,125 shares of LBS Common Stock, (ii) 12,500 shares of LBS Common Stock that may be acquired pursuant to the exercise of outstanding warrants and (iii) 4,746,855 shares of LBS Common Stock that may be acquired within 60 days of November 15, 2020 pursuant to the exercise of outstanding options held by Mr. Finley. The address for Pensco Trust Co, Custodian FBO J.D. Finley IRA is PO Box 173859, Denver, CO 80217. The address for FCW Investments LLC is 19 Cherrymoor Dr, Englewood, CO 80113. Mr. Finley has sole investment and voting power over the shares held by both entities.

(8)	Represents shares of LBS Common Stock that may be acquired within 60 days of November 15, 2020 pursuant to the exercise of outstanding options held by Dr. Dawson.

(9)	Consists of (a)(i) 1,056,850 shares of LBS Common Stock and (ii) 21,246 shares of LBS Common Stock that may be acquired pursuant to the exercise of outstanding warrants held by held by The Berry Family Trust and (b)(i) 3,125 shares of LBS Common Stock and (ii) 968,744 shares of LBS Common Stock that may be acquired within 60 days of November 15, 2020 pursuant to the exercise of outstanding options held by Dr. Berry. Dr. Berry is the trustee of The Berry Family Trust.

(10)	Represents shares of LBS Common Stock that may be acquired within 60 days of November 15, 2020 pursuant to the exercise of outstanding options held by Ms. Diaz.

(11)	Consists of (a)(i) 798,242 shares of LBS Common Stock and (ii) 25,000 shares of LBS Common Stock that may be acquired pursuant to the exercise of outstanding warrants held by held by the Bryan L. & Sharon E. Faith Irrevocable Trust dtd 11/18/2003 and (b) 742,077 shares of LBS Common Stock that may be acquired within 60 days of November 15, 2020 pursuant to the exercise of outstanding options held by Mr. Faith. The address of the Bryan L. & Sharon E Faith Irrevocable Trust dtd 11/18/2003 is PO Box 9015 Kailua-Kona, Hawaii 96745.

(12)	Represents shares of LBS Common Stock that may be acquired within 60 days of November 15, 2020 pursuant to the exercise of outstanding options held by Mr. Neal.

(13)	Represents shares of LBS Common Stock that may be acquired within 60 days of November 15, 2020 pursuant to the exercise of outstanding options held by Dr. Sapirstein.

(14)	Consists of (a) the shares described in footnote (3) above and (b) 584,327 shares of LBS Common Stock that may be acquired within 60 days of November 15, 2020 pursuant to the exercise of outstanding options held by Dr. Trenschel.

(15)	Represents shares of LBS Common Stock that may be acquired within 60 days of November 15, 2020 pursuant to the exercise of outstanding options held by Mr. Williams.

(16)	Consists of the shares described in footnotes (6) through (15) above.

PRINCIPAL STOCKHOLDERS OF THE COMBINED COMPANY

The following information and the related notes present certain information with respect to the expected beneficial ownership of the common stock of the combined company upon consummation of the Merger by:

•	each person or group of affiliated persons known by LBS or Seneca to be the beneficial owner of more than 5% of the common stock of the combined company upon the closing of the Merger;

•	each of the combined company’s directors;

•	each of the combined company’s named executive officers; and

•	all executive officers and directors of the combined company as a group.

Unless otherwise indicated in the footnotes to this table, LBS and Seneca believe that each of the persons named in this table have sole voting and investment power with respect to the shares indicated as beneficially owned.

The following information assumes (i) issuance of the initial Bridge Warrants for the first two closings of the Bridge Financing, initial Equity Warrants, the Converted Initial Shares and the maximum number of Converted Additional Shares to the Investor in the Pre-Merger Financing (as if such issuances had already occurred) assuming that there will be $3,438,333 of outstanding principal and interest on the Bridge Notes canceled at the Effective Time, (ii) no exercise of outstanding options to purchase shares of Seneca common stock or LBS Common Stock prior to the closing of the Merger, (iii) an Exchange Ratio of 0.1539, (iv) that the closing of the Merger occurred on March 25, 2021, and (v) that immediately prior to the Merger, Seneca will have 17,334,576 shares of its common stock outstanding and LBS will have 17,505,350 shares of its LBS Common Stock outstanding (not including any equity issued pursuant to the Pre-Merger Financing, but including the effect of the Exchange Ratio). Based on these assumptions, there will be a total of 64,805,772 shares of combined company common stock outstanding upon the closing of the Merger, after giving effect to the Pre-Merger Financing.

The following information does not reflect the Reverse Split, and does not include any adjustments for the Bridge or Equity Warrants that may occur post-Closing.

The combined company has determined beneficial ownership in accordance with SEC rules. The information does not necessarily indicate beneficial ownership for any other purpose. Under these rules, the number of shares of the combined company’s common stock deemed outstanding includes shares issuable upon exercise of warrants or options held by the respective person or group that may be exercised within 60 days after November 15, 2020. For purposes of calculating each person’s or group’s percentage ownership, warrants and options exercisable within 60 days after November 15, 2020 are included for that person or group but not the warrants or options of any other person or group. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, the combined company believes that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Unless otherwise indicated, the address for the following stockholders is: c/o Leading BioSciences, Inc., 5800 Armada Drive, Suite 210, Carlsbad, California 92008.

	Beneficial Ownership
Name and Address of Beneficial Owner	Number of Shares	Percent of Total
Greater than 5% stockholders
LBS Investors, LP(1)	2,358,937	3.6%
Charles Gathers(2)	2,029,782	3.1%
Yuma Regional Medical Center(3)	2,038,659	3.1%
John Rodenrys(4)	1,568,047	2.4%
Chip F. Parker(5)	2,393,564	3.7%
Altium Growth Fund, LP(6)	6,474,096	9.99%

Named Executive Officers and Directors
Thomas Hallam, Ph.D.(7)	1,163,266	1.8%
JD Finley(8)	861,451	1.3%
Michael Dawson, M.D.(9)	186,403	* %
Cristina Csimma, PharmD, MHP(10)	19,019	* %
Stephanie Diaz(11)	76,478	* %
Mary Ann Gray(12)	21,713	* %
James R. Neal(13)	86,639	* %
Robert J. Trenschel, D.O.(14)	2,122,374	3.3%
Binxian Wei(15)	30,637	* %
Don Williams(16)	76,478	* %
All current executive officers and directors as a group (10 persons)(17)	4,635,457	7.2%

*	Represents beneficial ownership of less than 1%.

(1)	Represents shares of the combined company’s common stock held by LBS Investors, LP. The address of LBS Investors, LP is 19 Cherrymoor Dr, Englewood, CO 80113. J.D. Finley is a managing member of the general partner of LBS Investors, LP and shares voting and investment power of the securities held by LBS Investors, LP.

(2)	Consists of (a) 1,925,642 shares of the combined company’s common stock held by Alicia Roberts Limited Partnership and (b) 104,140 shares of the combined company’s common stock held by Cal-Quality Corporation. Mr. Gathers is the General Partner of Alicia Roberts Limited Partnership and is President and Chief Executive Officer of Cal-Quality Corporation and has sole investment and voting power over the shares held by both entities. The address of both entities is 23861 Voyager Ln, Laguna, CA 92677.

(3)	Consists of (a) 1,723,852 shares of the combined company’s common stock issuable upon conversion of the combined company’s preferred stock and (b) 314,807 shares of the combined company that may be acquired pursuant to the exercise of outstanding warrants held by Yuma Regional Medical Center. Dr. Trenschel is the President and Chief Executive Officer of Yuma Regional Medical Center and shares voting and investment power over the shares held by Yuma Regional Medical Center. The address of Yuma Regional Medical Center is 2400 South Avenue A, Yuma, Arizona, 85364.

(4)	Consists of (a) 1,384,299 shares of the combined company’s common stock, (b) 191,675 shares of the combined company’s common stock that may be acquired within 60 days of November 15, 2020 pursuant to the exercise of outstanding options and (c) 384 shares of the combined company’s common stock that may be acquired pursuant to the exercise of outstanding warrants held by Mr. Rodenrys.

(5)	Consists of (a) 1,723,852 shares of the combined company’s common stock held by the Louis F. & Alberta F. Parker Revocable Trust dtd 1/26/1983 (restated 5/14/2008), (b) 615 shares of the combined company’s common stock held by Chip F. Parker, (c) 577,275 shares of the combined company’s common stock held by Leading BioSciences Special Purpose Fund, LP, (d) (i) 690,233 shares of the combined company’s common stock and (ii) 463 shares of the combined company’s common stock that may be acquired pursuant to the exercise of outstanding warrants held by LBS Special Purpose Fund Two, LP, and (e) 50,030 shares of the combined company’s common stock held by Special Purpose Fund Three, L.P. Terry Parker, the brother of Chip F. Parker, is a trustee of the Louis F. & Alberta F. Parker Revocable Trust dtd 1/26/1983 (restated 5/14/2008) and in such capacity has the sole power to vote and dispose of such shares. The address of the Louis F. & Alberta F. Parker Revocable Trust dtd 1/26/1983 (restated 5/14/2008) is 4627 Cliffside Dr, Riverside, CA 92506. Chip F. Parker is a managing member of Leading BioSciences Special Purpose Fund, LP and shares voting and investment power of the securities held by Leading BioSciences Special Purpose Fund, LP. The address of Leading BioSciences Special Purpose Fund, LP is 4627 Cliffside Dr, Riverside, CA 92506. Chip F. Parker is a managing member of LBS Special Purpose Fund Two, LP and shares voting and investment power of the securities held by LBS Special Purpose Fund Two, LP. The address of LBS Special Purpose Fund Two, LP is 7140 Caminito Pepino, La Jolla, CA 92037. Chip F. Parker is a managing member of Special Purpose Fund Three, L.P. and shares voting and investment power of the securities held by Special Purpose Fund Three, L.P. The address of Special Purpose Fund Three, L.P. is 7140 Caminito Pepino, La Jolla, CA 92037.

(6)	The Investor will be prohibited, subject to certain exceptions, from exercising a Bridge Warrant or Equity Warrant to the extent that immediately prior to or after giving effect to such exercise, the Investor, together with its affiliates and other attribution parties, would own more than 4.99% of the total number of shares of Seneca Common Stock then issued and outstanding, which percentage may be changed at the Investor’s election to a lower percentage at any time or to a higher percentage not to exceed 9.99% upon 61 days’ notice to Seneca. In addition, the Investor will be prohibited from receiving shares of Seneca Common Stock in exchange for the Converted Initial Shares or Converted Additional Shares to the extent that immediately prior to or after giving effect to such receipt, the Investor, together with its affiliates or other attribution parties would own more than 9.99% of the total number of shares of Seneca Common Stock then issued and outstanding. In that situation, the escrow agent shall hold such shares in excess of the ownership limitation in abeyance for the benefit of the Investor. The Investor may increase or decrease the applicable ownership limitation percentage to a lower percentage at any time or to a higher percentage not to exceed 9.99% upon 61 days’ notice to Seneca. The shares and percentages in the table do not include (a) 4,811,145 shares of the combined company’s common stock that may be acquired pursuant to the exercise of the initial Bridge Warrants and Equity Warrants and (b) 1,017,366 Converted Initial Shares plus 22,474,385 Converted Additional Shares held in escrow, due to such beneficial ownership limitations. Altium Capital Management, LP, the investment manager of Altium Growth Fund, LP, has voting and investment power over these securities. Jacob Gottlieb is the managing member of Altium Capital Growth GP, LLC, which is the general partner of Altium Growth Fund, LP. Each of Altium Growth Fund, LP, Altium Capital Growth GP, LLC and Jacob Gottlieb disclaims beneficial ownership over these shares. The address for Altium Growth Fund, LP is c/o Altium Capital Management, LP, 152 West 57th Street, 20th Floor, New York, NY 10019.

(7)	Consists of (a) 9,018 shares of the combined company’s common stock and (b) 1,222,979 shares of the combined company’s common stock that may be acquired within 60 days of November 15, 2020 pursuant to the exercise of outstanding options held by Dr. Hallam.

(8)	Consists of (a)(i) 13,093 shares of the combined company’s common stock and (ii) 1,111 shares of the combined company’s common stock that may be acquired pursuant to the exercise of outstanding warrants held by Pensco Trust Co, Custodian FBO J.D. Finley IRA, (b)(i) 149,029 shares of the combined company’s common stock and (ii) 9,540 shares of the combined company’s common stock that may be acquired pursuant to the exercise of outstanding warrants held by FCW Investments LLC and (c)(i) 481 shares of the combined company’s common stock, (ii) 1,924 shares of the combined company’s common stock that may be acquired pursuant to the exercise of outstanding warrants and (iii) 730,730 shares of the combined company’s common stock that may be acquired within 60 days of November 15, 2020 pursuant to the exercise of outstanding options held by Mr. Finley. The address for Pensco Trust Co, Custodian FBO J.D. Finley IRA is PO Box 173859, Denver, CO 80217. The address for FCW Investments LLC is 19 Cherrymoor Dr, Englewood, CO 80113. Mr. Finley has sole investment and voting power over the shares held by both entities.

(9)	Represents shares of the combined company’s common stock that may be acquired within 60 days of November 15, 2020 pursuant to the exercise of outstanding options held by Dr. Dawson.

(10)	Represents 1,430 common shares, options to purchase 13,089 common shares and 4,500 restricted stock units.

(11)	Represents shares of the combined company’s common stock that may be acquired within 60 days of November 15, 2020 pursuant to the exercise of outstanding options held by Ms. Diaz.

(12)	Represents 7,355 common shares, options to purchase 4,954 common shares and 9,404 restricted stock units.

(13)	Represents shares of the combined company’s common stock that may be acquired within 60 days of November 15, 2020 pursuant to the exercise of outstanding options held by Mr. Neal.

(14)	Consists of (a) the shares described in footnote (3) above and (b) 89,951 shares of the combined company’s common stock that may be acquired within 60 days of November 15, 2020 pursuant to the exercise of outstanding options held by Dr. Trenschel.

(15)	Represents options to purchase 26,137 common shares and 4,500 restricted stock units.

(16)	Represents shares of the combined company’s common stock that may be acquired within 60 days of November 15, 2020 pursuant to the exercise of outstanding options held by Mr. Williams.

(17)	Consists of the shares described in footnotes (7) through (16) above.

DELINQUENT SECTION 16(A) REPORTS

Section 16(a) of the Exchange Act requires Seneca’s officers, directors, and stockholders owning more than ten percent of Seneca Common Stock, to file reports of ownership and changes in ownership with the SEC and to furnish Seneca with copies of such reports. Based solely on Seneca’s review of Form 3, 4 and 5’s, the following table provides information regarding any of the reports which were filed late during the fiscal year ended December 31, 2020:

Name of Reporting Person	Type of Report and Number Filed Late	No. of Transactions Reported Late
Matthew Kalnik, PhD	Form 3	1
Dane Saglio	Form 3	1

LEGAL MATTERS

SLG will pass upon the validity of the Seneca Common Stock offered by this proxy statement/prospectus/information statement. The material U.S. federal income tax consequences of the Merger will be passed upon for Seneca by Reed Smith and for LBS by Cooley.

EXPERTS

The consolidated financial statements of Seneca Biopharma, Inc. at December 31, 2019 and 2018, and for each of the two years in the period ended December 31, 2019, included in the Proxy Statement of Seneca Biopharma, Inc., which is referred to and made a part of this Prospectus and Registration Statement, have been audited by Dixon Hughes Goodman LLP, independent registered public accounting firm, as set forth in their report (which contains an explanatory paragraph describing conditions that raise substantial doubt about Seneca Biopharma, Inc.’s ability to continue as a going concern as described in Note 1 to the consolidated financial statements) appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The financial statements of Leading BioSciences, Inc. as of December 31, 2019 and 2018 and for the years then ended, included herein, have been so included in reliance on the report of BDO USA, LLP, an independent registered public accounting firm (the report on the financial statements contains an explanatory paragraph regarding Leading BioSciences, Inc.’s ability to continue as a going concern), appearing elsewhere herein, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

Seneca has filed with the SEC the Registration Statement on Form S-4 (including exhibits, schedules, and amendments) under the Securities Act with respect to the shares of common stock offered by this proxy statement/prospectus/information statement. This proxy statement/prospectus/information statement is a part of the Registration Statement and constitutes a prospectus of Seneca, as well as a proxy statement of Seneca for its special meeting and an information statement for the purpose of LBS for its written consent.

This proxy statement/prospectus/information statement does not contain all the information set forth in the Registration Statement. For further information about Seneca and the shares of common stock to be registered in the Merger, you should refer to the Registration Statement. Statements contained in this proxy statement/prospectus/information statement relating to the contents of any contract, agreement or other document are not necessarily complete and are qualified in all respects by the complete text of the applicable contract, agreement or other document, a copy of which has been filed as an exhibit to the Registration Statement.

Seneca is subject to the reporting and information requirements of the Exchange Act and, as a result, files, or will file, periodic reports, proxy statements and other information with the SEC. These periodic reports and other information are available for inspection and copying at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the Public Reference Room. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The SEC’s internet site can be found at http://www.sec.gov. Seneca also maintains a website at http://www.Seneca.com and makes available free of charge through this website Seneca’s annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Sections 13(a) and 15(d) of the Exchange Act. Seneca make these reports available through Seneca’s website as soon as reasonably practicable after Seneca electronically files such reports with, or furnishes such reports to, the SEC. The information contained on, or that can be accessed through, Seneca’s website is not a part of this proxy statement/prospectus/information statement.

Statements contained in this proxy statement/prospectus/information statement, or in any document incorporated by reference into this proxy statement/prospectus/information statement regarding the contents of any contract or other document, are not necessarily complete, and each such statement is qualified in its entirety by reference to that contract or other document filed as an exhibit with the SEC. The SEC allows Seneca to incorporate by reference into this document documents filed with the SEC by Seneca. This means that the companies can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this proxy statement/prospectus/information statement, and later information that we file with the SEC will update and supersede that information. Seneca incorporates by reference any documents filed by Seneca under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this proxy statement/prospectus/information statement.

This proxy statement/prospectus/information statement does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this proxy statement/prospectus/information statement, or the solicitation of a proxy, in any jurisdiction to or from any person to whom or from whom it is unlawful to make such offer, solicitation of an offer or proxy solicitation in such jurisdiction. Neither the delivery of this proxy statement/prospectus/information statement nor any distribution of securities pursuant to this proxy statement/prospectus/information statement shall, under any circumstances, create any implication that there has been no change in the information set forth or incorporated into this proxy statement/prospectus/information statement by reference or in our affairs since the date of this proxy statement/prospectus/information statement.

Seneca has supplied all information contained in this proxy statement/prospectus/information statement relating to Seneca and its business, and LBS has supplied all information contained in this proxy statement/prospectus/information statement relating to LBS and its business.

If you would like to request documents from Seneca or LBS, please send a request in writing or by telephone to either Seneca or LBS at the following addresses:

Seneca Biopharma, Inc.

20271 Goldenrod Lane, Suite 2024

Germantown, Maryland 20876

Attn: Investor Relations

Leading BioSciences, Inc.

5800 Armada Dr, Suite 210

Carlsbad, CA 92008

Attn: Secretary

You may also request additional copies from Seneca’s proxy solicitor using the following contact information:

The Proxy Advisory Group, LLC

18 East 41st Street, 20th Floor

New York, New York 10017

(212) 616-2181

Householding of Proxy Materials

The SEC has adopted rules that permit companies and intermediaries (e.g., brokers) to satisfy the delivery requirements for proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single proxy statement addressed to those stockholders. This process, which is commonly referred to as “householding,” potentially means extra convenience for stockholders and cost savings for companies.

A number of brokers with account holders who are Seneca stockholders will be householding Seneca’s proxy materials. A single proxy statement/prospectus/information statement will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders.

Once a stockholder has received notice from its broker that they will be householding communications to such stockholder’s address, householding will continue until such stockholder is notified otherwise or until it revokes its consent. If, at any time, a stockholder no longer wishes to participate in householding and would prefer to receive a separate proxy statement/prospectus/information statement and annual disclosure documents, it may notify its broker, and direct its written request to Seneca Biopharma, Inc. at Seneca’s principal executive offices at 20271 Goldenrod Lane, Germantown, Maryland 20876, Attention: Investor Relations. Stockholders who currently receive multiple copies of the proxy statement/prospectus/information statement and annual disclosure documents at their address and would like to request householding of their communications should contact their broker.

Stockholder Proposals

Stockholder Proposals:

Stockholders may present proper proposals for inclusion in our proxy statement and for consideration at the next annual meeting of stockholders by submitting their proposals in writing to Seneca’s Corporate Secretary in a timely manner and ensuring that their proposals contain the information required by Seneca’s bylaws. For a stockholder proposal to be considered for inclusion in our proxy statement for Seneca’s 2021 Annual Meeting of Stockholders, the Corporate Secretary of Seneca must receive the written proposal at its principal executive offices no later than February 27, 2021; provided, however, that in the event that Seneca holds its 2021 Annual Meeting of Stockholders more than 30 days before or after the one-year anniversary date of the 2020 Annual Meeting, the deadline is a reasonable time before Seneca begins to print and send its notices for the 2021 Annual Meeting of Stockholders. Such proposals also must comply with any applicable SEC regulations regarding the inclusion of stockholder proposals in company-sponsored proxy materials. Proposals should be addressed to:

Seneca Biopharma, Inc.

Attn: Corporate Secretary

20271 Goldenrod Lane, Suite 2024

Germantown, Maryland 20876

Fax: 301-560-6634

Seneca’s bylaws also establish an advance notice procedure for stockholders who wish to present a proposal before an annual meeting of stockholders but do not intend for the proposal to be included in Seneca’s proxy statement. Seneca’s bylaws provide that the only business that may be conducted at an annual meeting is business that is (1) specified in the notice of a meeting given by or at the direction of the Seneca Board, (2) otherwise properly brought before the meeting by or at the direction of the Seneca Board, or (3) a proper matter for stockholder action under the DGCL that has been properly brought before the meeting by a stockholder entitled to vote at the annual meeting who has delivered timely written notice to Seneca’s Corporate Secretary, which notice must contain the information specified in Seneca’s bylaws. To be timely for our 2021 Annual Meeting of Stockholders, Seneca’s Corporate Secretary must receive the written notice at its principal executive offices:

•	not earlier than the close of business on April 9, 2021, and

•	not later than the close of business on May 9, 2021.

In the event that we hold our 2021 Annual Meeting of Stockholders more than 30 days before or after the one-year anniversary date of the 2020 Annual Meeting, then notice of a stockholder proposal that is not intended to be included in Seneca’s proxy statement must be received not later than the close of business on the earlier of the following two dates:

•	the 10th day following the day on which notice of the meeting date is mailed, or

•	the 10th day following the day on which public disclosure of the meeting date is made.

If a stockholder who has notified us of his or her intention to present a proposal at an annual meeting does not appear to present his or her proposal at such meeting, Seneca is not required to present the proposal for a vote at such meeting.

Nomination of Director Candidates:

You may propose director candidates for consideration by Seneca’s Governance and Nominating Committee. Any such recommendations should include the nominee’s name and qualifications for membership on the Seneca Board, and should be directed to the Corporate Secretary of Seneca at the address set forth above.

In addition, Seneca’s bylaws permit stockholders to nominate directors for election at an annual meeting of stockholders. To nominate a director, the stockholder must provide the information required by Seneca’s bylaws. In addition, the stockholder must give timely notice to Seneca’s Corporate Secretary in accordance with Seneca’s bylaws, which, in general, require that the notice be received by its Corporate Secretary within the time period described above under “Stockholder Proposals” for stockholder proposals that are not intended to be included in our proxy statement.

Disclosure of Hedged Positions:

Any stockholder proposal or nomination of director candidate requires the disclosure and a description of (i) any direct or indirect opportunity for such stockholder to directly or indirectly profit or share in any profit derived from any increase or decrease in value of the shares of the Company, (ii) any proportionate interest in the shares of Seneca or instruments held, directly or indirectly, by a general or limited partnership in which the stockholder or an associated person is a general partner or, directly or indirectly owns an interest in a general partner, (iii) any short interest in any security of the Company, (iv) any performance-related fees that such stockholder or associated person is entitled to base on any increase or decrease in the value of shares of Seneca and (v) any hedging or other transaction or series of transactions that has been entered into by or on behalf of, or any other agreement, arrangement, or understanding (including, without limitation, any put, short position or any borrowing or lending of shares) that has been made, the effect or intent of which is to mitigate loss to or manage risk of share price changes for, or to increase or decrease the voting power of, the stockholder or associated person with respect to any share of Seneca. For a complete description of disclosures required by stockholders of hedged positions, please see Section 2.16 of Seneca’s bylaws, as amended.

In addition, Seneca’s bylaws permit stockholders to nominate directors for election at an annual meeting of stockholders. To nominate a director, a stockholder must provide the information required by Seneca’s bylaws. In addition, the stockholder must give timely notice to Seneca’s Corporate Secretary in accordance with our bylaws, which, in general, require that the notice be received by Seneca’s Corporate Secretary within the time periods described above.

Stockholder Communication with the Seneca Board

Seneca has adopted a formal process for shareholder communications with its independent directors. Individuals wanting to communicate with Seneca’s directors are invited to communicate with the non-management members of the Board by sending correspondence to the non-management members of the Board of Directors, c/o Corporate Secretary, Seneca Biopharma, Inc., 20271 Goldenrod Lane, Suite 2024, Germantown, MD 20876. The Corporate Secretary will review all such correspondence and forward to the non-management members of the Board a summary of all such correspondence received during the prior month and copies of all such correspondence that deals with the functions of the Board or committees thereof or that otherwise is determined to require attention of the non-management directors. Non-management directors may at any time review the log of all correspondence received by Seneca that are addressed to the non-management members of the Board and request copies of any such correspondence. Concerns relating to accounting, internal controls or auditing matters will immediately be brought to the attention of the Chairman of the Audit Committee.

Code of Business Conduct

Seneca has adopted a written Code of Business Conduct and Ethics that applies to all of its officers, directors and employees, including its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Seneca’s Code of Business Conduct and Ethics is available on its website at www.Seneca.com. If Seneca makes any substantive amendments to Seneca’s Code of Business Conduct and Ethics or grants any waiver from a provision of Seneca’s Code of Business Conduct and Ethics to any executive officer or director, it will promptly disclose the nature of the amendment or waiver on its website or in a current report on Form 8-K.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The unaudited pro forma condensed combined financial information does not give effect to the proposed Reverse Split.

The following unaudited pro forma condensed combined financial information was prepared using the acquisition method of accounting under U.S. generally accepted accounting principles (“GAAP”). For accounting purposes, Leading BioSciences, Inc. (“LBS”) is considered to be acquiring Seneca Biopharma, Inc. (“Seneca”) and the merger is expected to be accounted for as a reverse asset acquisition. LBS is considered the accounting acquirer even though Seneca will be the issuer of the common stock in the Merger. To determine the accounting for this transaction under GAAP, a company must assess whether an integrated set of assets and activities should be accounted for as an acquisition of a business or as an asset acquisition. The guidance requires an initial screen test to determine if substantially all of the fair value of the gross assets, excluding cash and cash equivalents, acquired is concentrated in a single asset or group of similar assets. If that screen is met, the assets are not a business. In connection with the acquisition of Seneca, substantially all of the fair value is concentrated in in-process research and development (“IPR&D”) and no employees nor substantive processes are being acquired, as such, the acquisition is expected to be treated as an asset acquisition.

The unaudited pro forma condensed combined balance sheet data assumes that the merger took place on September 30, 2020 and combines the historical balance sheets of Seneca and LBS as of such date. The unaudited pro forma condensed combined statements of operations and comprehensive loss for the year ended December 31, 2019 and the nine months ended September 30, 2020 assumes that the merger took place as of January 1, 2019 and combines the historical results of Seneca and LBS for the year ended December 31, 2019 and the nine months ended September 30, 2020. The unaudited pro forma condensed combined financial information was prepared in accordance with GAAP and pursuant to the rules and regulations of Article 11 of SEC Regulation S-X. The historical financial statements of Seneca and Leading BioSciences have been adjusted to give pro forma effect to events that are (i) directly attributable to the transaction, (ii) factually supportable, and (iii) with respect to the unaudited pro forma condensed combined statements of operations and comprehensive loss, expected to have a continuing impact on the combined company’s results.

Seneca’s assets and liabilities will be measured and recognized at their relative fair value allocations as of the transaction date with any value associated with IPR&D being expensed as there is no alternative future use, and combined with the assets, liabilities and results of operations of Leading BioSciences after the consummation of the merger.

The merger is expected to be accounted for as a reverse asset acquisition in accordance with U.S. GAAP. LBS will be deemed to be the accounting acquirer for financial reporting purposes. This determination is supported based on the expectations that, immediately following the merger: (i) LBS stockholders will own a substantial majority of the voting rights of the combined organization; (ii) LBS will designate a majority (five of eight) of the initial members of the board of directors of the combined organization; and (iii) LBS’s senior management will hold all key positions in senior management of the combined organization and no employees will be retained from Seneca. The transaction is expected to be accounted for as a reverse asset acquisition as the fair value of the acquired preclinical assets is deemed to be substantially concentrated in a group of similar assets that do not meet the definition of a business. Accordingly, for accounting purposes: (i) the merger will be treated as the equivalent of LBS issuing stock to acquire the net assets of Seneca, (ii) the net assets of Seneca will be recorded based upon the fair values in the financial statements at the time of closing, (iii) the reported historical operating results of the combined company prior to the merger will be those of LBS and (iv) for periods prior to the transaction, shareholders’ equity of the combined company is presented based on the historical equity.

The unaudited pro forma condensed combined financial information is based on the assumptions and adjustments that are described in the accompanying notes. Accordingly, the pro forma adjustments are preliminary, subject to further revision as additional information becomes available and additional analyses are performed and have been made solely for the purpose of providing unaudited pro forma condensed combined financial information. Differences between these preliminary estimates and the final accounting, expected to be completed after the Closing, will occur and these differences could have a material impact on the accompanying unaudited pro forma condensed combined financial information and the combined company’s future results of operations and financial position. In addition, differences between the preliminary and final amounts will likely occur as a result of the amount of cash used for Seneca’s operations and other changes in Seneca’s assets and liabilities prior to the Closing.

PF-1

The unaudited pro forma condensed combined financial information does not give effect to the potential impact of current financial conditions, regulatory matters, operating efficiencies or other savings or expenses that may be associated with the integration of the two companies. The unaudited pro forma condensed combined financial information is preliminary and has been prepared for illustrative purposes only and is not necessarily indicative of the financial position or results of operations in future periods or the results that actually would have been realized had Seneca and Leading BioSciences been a combined company during the specified periods. The actual results reported in periods following the merger may differ significantly from those reflected in the unaudited pro forma condensed combined financial information presented herein for a number of reasons, including, but not limited to, differences in the assumptions used to prepare this pro forma financial information.

The unaudited pro forma condensed combined financial information, including the notes thereto, should be read in conjunction with the separate historical financial statements of Seneca and Leading BioSciences, and their respective management’s discussion and analysis of financial condition and results of operations included elsewhere in this proxy statement/prospectus/information statement. Seneca’s audited statement of operations for the year ended December 31, 2019 is derived from Seneca’s Annual Report on Form 10-K for the year ended December 31, 2019. Seneca’s unaudited financial statements for the nine months ended September 30, 2020 are derived from Seneca’s Quarterly Report on Form 10-Q for the nine months ended September 30, 2020.

Accounting rules require evaluation of certain assumptions, estimates, or determination of financial statement classifications which are completed during the measurement period as defined in current accounting standards. The accounting policies of Seneca may materially vary from those of Leading BioSciences. During preparation of the unaudited pro forma condensed combined financial information, management has performed a preliminary analysis and is not aware of any material differences, and accordingly, this unaudited pro forma condensed combined financial information assumes no material differences in accounting policies. Following the acquisition, management will conduct a final review of Seneca’s accounting policies in order to determine if differences in accounting policies require adjustment or reclassification of Seneca’s results of operations or reclassification of assets or liabilities to conform to LBS’s accounting policies and classifications. As a result of this review, management may identify differences that, when conformed, could have a material impact on these unaudited pro forma condensed combined financial statements.

PF-2

Unaudited Pro Forma Condensed Combined Balance Sheet

September 30, 2020

(in thousands)

	Seneca	Leading BioSciences	Pro Forma Adjustments	Notes	Pro Forma Combined
Assets
Current assets:
Cash and cash equivalents	$12,652	$751	$22,500	J, K	$35,903
Trade and other receivables	9	53	(9)	N	53
Prepaid expenses and other current assets	1,431	100	(1,014)	N	517
Disposal group assets held for sale	900	-	(459)	M	441
Total current assets	14,992	904	21,018		36,914
Restricted cash	-	26	-		26
Property and equipment, net	15	5	(15)	I	5
Right-of-use and other assets	10	313	(10)	N	313
Patents, net	153	-	(153)	M	-
Total assets	$15,170	$1,248	$20,840		$37,258
Liabilities, convertible preferred stock, and stockholders’ equity (deficit)
Current liabilities:
Accounts payable and accrued expenses	$578	$3,678	$11,327	C, D	$15,583
Accrued compensation	99	96	-		195
Current portion of lease liability	-	161	-		161
Short term notes and other current liabilities	-	220	-	K	220
Disposal group liabilities associated with assets held for sale	326	-	-		326
Total current liabilities	1,003	4,155	11,327		16,485
Noncurrent lease liability	-	158	-		158
Paycheck Protection Program Loan	-	279	-		279
Warrant liabilities, at fair value	45	-	117	O	162
Total liabilities	1,048	4,592	11,444		17,084
Convertible preferred stock	-	9,503	(9,503)	F	-
Stockholders’ equity (deficit):
Preferred stock	2	-	(2)	A	-
Common stock	173	102	381	A, F, J, K	656
Additional paid-in capital	247,775	50,833	(196,930)	S	101,678
Accumulated other comprehensive income (loss)	(4)	-	4	A	-
Accumulated deficit	(233,824)	(63,782)	215,446	R	(82,160)
Total stockholders’ equity (deficit)	14,122	(12,847)	18,899		20,174
Total liabilities, convertible preferred stock, and stockholders’ equity	$15,170	$1,248	$20,840		$37,258

PF-3

Unaudited Pro Forma Condensed Combined Statement of Operations and Comprehensive Loss

For the Nine Months Ended September 30, 2020

(in thousands, except per share and share amounts)

	Seneca	Leading BioSciences	Pro Forma Adjustments	Notes	Pro Forma Combined
Revenues:
Revenue	$11	$-	$-		$11
Total revenues	11	-	-		11
Operating expenses:
General and administrative	4,684	3,738	1,243	E, G, H, I, P	9,665
Research and development	1,609	2,314	-		3,923
Total operating expenses	6,293	6,052	1,243		13,588
Loss from operations	(6,282)	(6,052)	(1,243)		(13,577)
Interest income (expense), net	14	(39)	-		(25)
Other income (expense), net	-	13	-		13
Warrant inducement expense	(5,620)	-	-		(5,620)
Gain (loss) on fair value of liability classified warrants	40	-	-		40
Total other income (expense)	(5,566)	(26)	-		(5,592)
Net loss	$(11,848)	$(6,078)	$(1,243)		$(19,169)

Net loss available to common shareholders	$(11,848)	$(6,078)	$(1,243)		$(19,169)
Net loss per share, basic and diluted	$(0.93)	$(0.06)			$(0.29)
Weighted average common shares outstanding, basic and diluted	12,713,094	102,034,802	(49,139,732)	F, J, K, L	65,608,164

Comprehensive loss:
Net loss	$(11,848)	$(6,078)	$(1,243)		$(19,169)
Foreign currency translation adjustment	2	-	-		2
Comprehensive loss	$(11,846)	$(6,078)	$(1,243)		$(19,167)

PF-4

Unaudited Pro Forma Condensed Combined Statement of Operations and Comprehensive Loss

For the Year Ended December 31, 2019

(in thousands, except per share and share amounts)

	Seneca	Leading BioSciences	Pro Forma Adjustments	Notes	Pro Forma Combined
Revenues:
Revenue	$15	$-	$-		$15
Total revenues	15	-	-		15
Operating expenses:
General and administrative	4,586	7,272	73	G, I, P	11,931
Research and development	4,061	3,239	-		7,300
Gain on derecognition of payable	-	(1,384)	-		(1,384)
Total operating expenses	8,647	9,127	73		17,847
Loss from operations	(8,632)	(9,127)	(73)		(17,832)
Interest income (expense), net	59	(250)	-		(191)
Other income (expense), net	-	61	-		61
Write-off of related party receivable	(278)	-	-		(278)
Loss on extinguishment of debt	-	(1,022)	-		(1,022)
Gain (loss) on fair value of liability classified warrants	499	158	-		657
Change in fair value of share-based compensation liability	-	128	-		128
Total other income (expense)	280	(925)	-		(645)
Net loss	$(8,352)	$(10,052)	$(73)		$(18,477)
Less: deemed dividend on freestanding warrant down round feature	-	(12)	-		(12)
Net loss available to common shareholders	$(8,352)	$(10,064)	$(73)		$(18,489)
Net loss per share, basic and diluted	$(3.80)	$(0.11)			$(0.28)
Weighted average common shares outstanding, basic and diluted	2,197,434	91,920,704	(28,509,974)	F, J, K, L	65,608,164

Comprehensive loss:
Net loss	$(8,352)	$(10,052)	$(73)		$(18,477)
Foreign currency translation adjustment	(6)	-	-		(6)
Comprehensive loss	$(8,358)	$(10,052)	$(73)		$(18,483)

PF-5

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

1.	Description of Transaction

Seneca and LBS have entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which a wholly-owned subsidiary of Seneca will merge with and into LBS, with LBS surviving as a wholly-owned subsidiary of Seneca (the “Merger”).

At the effective time of the Merger (the “Effective Time”), each share of common stock of LBS, $0.001 par value per share (including the shares of common stock issuable upon conversion of all shares of Series C preferred stock of LBS, par value $0.001 per share (the “LBS Series C Preferred Stock”) prior to the Merger) (the “LBS Common Stock”) and each share of non-voting share of Series 1 preferred stock of LBS, $0.001 par value per share (the “LBS Series 1 Preferred Stock”), are expected to convert into 47,471,196 shares of common stock of Seneca, $0.01 par value per share (the “Seneca Common Stock”), subject to adjustment for the reverse stock split of Seneca Common Stock to be implemented prior to the consummation of the Merger as discussed in this proxy statement/prospectus/information statement, and further adjusted based on Seneca’s net cash in connection with the closing of the Merger (to the extent Seneca’s net cash is over $5.0 million or under $4.5 million). At the Effective Time, Seneca’s stockholders will continue to own and hold their then existing shares of Seneca Common Stock and shares of preferred stock, $0.01 par value per share, of Seneca, subject to adjustment for the reverse stock split described herein. Seneca will assume outstanding and unexercised options to purchase shares of LBS Common Stock, and in connection with the Merger such options will be converted into options to purchase shares of Seneca Common Stock, with the number of shares and exercise price being adjusted by an exchange ratio of 0.1539 shares of Seneca Common Stock issuable upon exercise of each option to purchase one share of LBS Common Stock. Each warrant to purchase LBS Common Stock outstanding and unexercised immediately prior to the Effective Time, including the Bridge Warrants, will be assumed by Seneca and will become a warrant to purchase shares of Seneca Common Stock, with the number of shares and exercise price being adjusted by an exchange ratio of 0.1539 shares of Seneca Common Stock issuable upon exercise of each warrant to purchase one share of LBS Common Stock. As of immediately prior to the Effective Time (i) all outstanding and unexercised options to purchase shares of Seneca Common Stock with an exercise price of greater than $1.60 will be canceled and have no further force and effect, (ii) all outstanding and unexercised options to purchase shares of Seneca Common Stock with an exercise price equal to or less than $1.60 will remain effective and outstanding, and (iii) all of Seneca’s outstanding restricted stock unit awards shall be accelerated in full.

In addition, in connection with the transactions contemplated by the Merger, on December 16, 2020, (i) LBS entered into a securities purchase agreement with an institutional investor (the “Investor”) pursuant to which, among other things, LBS agreed to issue senior secured promissory notes in the aggregate principal amount of up to $5.0 million, in exchange for an aggregate purchase price of up to $3.75 million, representing an aggregate original issue discount of up to $1.25 million (the “Bridge Notes”) and warrants to purchase shares of LBS Common Stock, and (ii) Seneca and LBS entered into a separate securities purchase agreement with the Investor pursuant to which, among other things, the Investor agreed to invest $20.0 million in cash and cancel any outstanding principal and interest on the Bridge Notes immediately prior to the closing of the Merger in exchange for shares of LBS Series 1 Preferred Stock (“the Initial Shares”) at a per share purchase price of $0.4816 (the “Purchase Price”) to be issued immediately prior to the closing of the Merger and warrants to purchase shares of Seneca Common Stock to be issued after the closing of the Merger, in private placement transactions (collectively, the “Pre-Merger Financing”).

In addition, the combined company will deposit three times the number of Initial Shares of LBS Series 1 Preferred Stock into escrow with an escrow agent, to be exchanged for Seneca Common Stock in the Merger, and to be delivered, in whole or in part, based on the formula provided below. As a result of the Merger, at the Effective Time, each Initial Share will automatically be converted into the right to receive a number of shares (the “Converted Initial Shares”) of Seneca Common Stock equal to the number of Initial Shares multiplied by the Exchange Ratio. Further, at the Effective Time, each Additional Share placed into escrow with the escrow agent will automatically be converted into the right to receive a number of shares (the “Converted Additional Shares”) of Seneca Common Stock equal to the number of Additional Shares multiplied by the Exchange Ratio. If 85% of the sum of the five lowest weighted average prices of the Seneca Common Stock during the 10 trading day period immediately preceding the 16th trading day following the Effective Time (the “Initial Reset Date”), divided by five, is lower than the per share Purchase Price or if the five lowest weighted average prices of the Seneca Common Stock during the 10 trading day period immediately preceding each of the 45th, 90th and 135th days following the Effective Time (together with the Initial Reset Date, each a “Reset Date”), divided by five, is lower than the per share Purchase Price, then, in each case, the Investor will be issued such number of Converted Additional Shares equal to the Purchase Price divided by the lowest of such weighted average prices. Any Converted Additional Shares not delivered to the Investor from escrow will be returned to Seneca.

In addition, the Milestone Recipients may be entitled to receive certain Milestone Payments.

A Milestone Payment may be made following the 135th day following the Final Reset Date to the extent any Converted Additional Shares not issued to the Investor are returned from escrow to Seneca unissued pursuant to the Pre-Merger Financing. If this occurs, the Milestone Recipients will be entitled to receive a number of additional shares of Seneca Common Stock equal to the number of Converted Additional Shares that are returned to Seneca, on a pro rata basis to each such Milestone Recipient.

Further, immediately prior to the Effective Time, Seneca, an agent to be determined (the “CVR Agent”) and a representative to be determined (the “CVR Holders’ Representative”) will enter into a Contingent Value Rights Agreement (the “CVR Agreement”). Pursuant to the CVR Agreement, each share of Seneca Common Stock held (including any warrant shares exercisable for Seneca Common Stock) by Seneca stockholders and Seneca warrant holders of record as of immediately prior to the Effective Time will receive one contingent value right (“CVR”) entitling holders of such rights (the “CVR Holders”) to receive certain net proceeds, if any, derived from the sale or license of all or any part of the intellectual property owned, licensed or controlled by Seneca that is necessary for the operation of the business of Seneca as conducted as of the Effective Time and in existence as of the Effective Time (the “Seneca Legacy Technology”) pursuant to an agreement entered into: (i) during the period beginning at the Effective Time and ending on the date that is 18 months following the Effective Time or (ii) prior to the Effective Time and not consummated prior to the Asset Milestone Payment (as defined below) (a “Legacy Monetization”) and entitled to be received prior to the 48-month anniversary of the Effective Time. The CVRs will not be transferable by the CVR Holders, except in certain limited circumstances, will not have any voting or dividend rights, will not be certificated or evidenced by any instrument, will not accrue interest and will not be registered with the Securities and Exchange Commission (“SEC”) or listed for trading on any exchange. Each CVR will entitle the CVR Holder to receive a pro rata portion of 80 percent of the net proceeds, if any, from each respective Legacy Monetization event.

PF-6

2.	Basis of Pro Forma Presentation

The following unaudited pro forma condensed combined financial information does not give effect to the proposed Reverse Split because the proposed reverse stock split is not final.

The unaudited pro forma condensed combined financial information has been prepared in accordance with SEC Regulation S-X Article 11 and by using the acquisition method of accounting in accordance with the asset acquisition accounting guidance set forth in Accounting Standards Codification 805, Business Combinations (“ASC 805”). The unaudited pro forma condensed combined statements of operations and comprehensive loss for the nine months ended September 30, 2020, and the year ended December 31, 2019, give effect to the merger as if it had been consummated on January 1, 2019.

The unaudited pro forma condensed combined balance sheet as of September 30, 2020 gives effect to the Merger as if it had been consummated on September 30, 2020. Based on LBS’s preliminary review of LBS’s and Seneca’s summary of significant accounting policies and preliminary discussions between management teams of LBS and Seneca, the nature and amount of any adjustments to the historical financial statements of Seneca to conform its accounting policies to those of LBS are not expected to be material. Upon completion of the Merger, further review of Seneca’s accounting policies may result in additional revisions to Seneca’s accounting policies and classifications to conform to those of LBS.

The unaudited pro forma condensed combined financial information has been prepared with the expectation that the merger will be treated as an asset acquisition, with LBS treated as the accounting acquirer. Since Seneca is the legal acquirer, the merger will be accounted for as a reverse asset acquisition. To determine the accounting for this transaction under GAAP, a company must assess whether an integrated set of assets and activities should be accounted for as an acquisition of a business or an asset acquisition. Substantially all of the fair value is included in IPR&D and no substantive processes are being acquired. As such, the Merger is expected to be treated as an asset acquisition. Asset acquisitions are to be accounted for by allocating costs, including transaction costs, of the acquisition to the acquired assets based on their relative fair value basis. For the purpose of measuring the estimated fair value of the assets acquired and liabilities assumed, LBS estimated the fair values as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. The fair value measurements utilize estimates based on key assumptions of the merger, including historical and current market data. The unaudited pro forma adjustments included herein are preliminary and will be adjusted as additional information becomes available and as additional analyses are performed. The final purchase price allocation will be determined subsequent to the merger, and the final amounts of the assets acquired, and liabilities assumed may differ materially from the values recorded in the pro forma financial information.

The historical financial information has been adjusted to give effect to matters that are (i) directly attributable to the Merger, (ii) factually supportable and (iii) with respect to the statements of operations and comprehensive loss, expected to have a continuing impact on the operating results of the Combined Company. Estimated transaction costs have been excluded from the unaudited pro forma condensed combined statements of operations and comprehensive loss as they reflect charges directly related to the merger which do not have an ongoing impact. However, the anticipated transaction costs are reflected in the unaudited pro forma condensed combined balance sheet as an increase to accounts payable and accrued expenses. In addition, the unaudited pro forma condensed combined statements of operations and comprehensive loss does not include one-time costs directly attributable to the transaction, employee retention costs or professional fees incurred or expected to be incurred by LBS or Seneca pursuant to provisions contained in the Merger Agreement, that are determined to be not part of the purchase price.

LBS and Seneca expect to incur significant costs associated with integrating the operations of LBS and Seneca after the merger is completed. The unaudited pro forma condensed combined financial information does not reflect the costs of any integration activities or benefits that may result from realization of future cost savings from operating efficiencies expected to result from the merger.

PF-7

The unaudited pro forma condensed combined financial information may differ from the final purchase accounting for a number of reasons, including the fact that the estimates of fair values of assets and liabilities acquired are preliminary and subject to change when the valuation and other studies are finalized. In addition, the values will be based on the actual values as of the Closing Date. The differences that may occur between the preliminary estimates and the final purchase accounting could have a material impact on the accompanying unaudited pro forma condensed combined financial information.

3.	Estimated Purchase Price

The accompanying unaudited pro forma condensed combined financial statements reflect an estimated reverse asset acquisition price of approximately $21.2 million. Given that the estimated purchase price is variable depending upon the price of Seneca Common Stock acquired upon consummation of the merger, management performed a sensitivity analysis over the change in purchase consideration based on +/– 10% volatility in Seneca Common Stock price. An increase or decrease in the Seneca Common Stock price by 10% would increase or decrease the purchase consideration by approximately $1.7 million with an offsetting adjustment to IPR&D.

The total estimated purchase price and allocated purchase price is summarized as follows (in thousands, except per share data):

Estimated number of shares of the combined company to be owned by Seneca’s stockholders(i)(ii)	18,137
Multiplied by the fair value per share of Seneca’s common stock(ii)	$0.96
Total	$17,411
Estimated transaction costs(ii)	3,791
Total estimated purchase price	$21,202

For purposes of this pro forma analysis, the above estimated purchase price has been allocated based on a preliminary estimate of the fair value of assets and liabilities to be acquired.

Net assets as of September 30, 2020	$12,462
In process research and development(iii)	8,740
Total estimated purchase price	$21,202

(i)	The final purchase price will be determined based in part on the number of shares of Seneca Common Stock outstanding immediately prior to the Merger. For purposes of this unaudited pro forma condensed combined financial information, the estimated number of shares represents 17,295,703 shares of Seneca Common Stock outstanding, 38,873 shares of Seneca preferred stock to be converted to common stock, 28,904 of Seneca RSU’s outstanding and 773,487 Seneca Warrants to be converted to common stock as of September 30, 2020. The estimated number of shares does not reflect the impact of the proposed Reverse Split that is expected to be effected prior to consummation of the merger.
(ii)	The estimated purchase price was based on the closing price of Seneca’s common stock as reported on the Nasdaq Capital Market on December 17, 2020. The final purchase price arising from the actual transaction costs, the number of shares and fair value of Seneca Common Stock and Warrants assumed could result in a total purchase price different from that assumed in this unaudited pro forma condensed combined financial information, and that difference may be material. Therefore, the estimated consideration expected to be transferred reflected in this unaudited pro forma condensed combined financial information does not purport to represent what the actual consideration transferred will be when the Merger is completed. The actual purchase price will fluctuate until the Closing, and the final valuation of the purchase consideration could differ significantly from the current estimate.
(iii)	IPR&D represents the research and development projects of Seneca which were in-process, but not yet completed. Current accounting standards require that the fair value of IPR&D projects acquired in an asset acquisition, with no alternative future use, be allocated a portion of the consideration transferred and charged to expense at the acquisition date. The acquired assets did not have substantive processes, outputs, nor employees. The actual purchase price allocated to IPR&D will fluctuate until the Closing, and the final valuation of the IPR&D consideration could differ significantly from the current estimate.

PF-8

Contingent consideration with respect to the CVR has not been recorded in the accompanying unaudited pro forma condensed combined financial statements as the CVRs are not currently probable and estimable. A liability for the CVRs is recorded only once payment under the CVR Agreement is determined to be both probable and estimable, which is not expected to occur until the contingencies under the CVR Agreement are resolved. Upon recognition, the amounts pursuant to the CVR Agreement will be included in the cost of IPR&D and expensed at such time.

4.	Pro Forma Adjustments

Adjustments included in the column under the heading “Pro Forma Adjustments” are primarily based on information contained within the Merger Agreement. Further analysis will be performed after the completion of the merger to confirm the necessity of these estimates.

Given LBS’s history of net losses and valuation allowance, management assumed a statutory tax rate of 0%. Therefore, the pro forma adjustments to the unaudited pro forma condensed combined statements of operations and comprehensive loss resulted in no additional income tax adjustment to the pro forma financials.

The unaudited pro forma adjustments included in the unaudited pro forma condensed combined financial information are as follows (in thousands, except share and per share data):

A.	To eliminate Seneca’s pre-merger preferred stock, common stock, additional paid-in-capital, accumulated other comprehensive loss and accumulated deficit balances.
B.

To reflect the expensing of Seneca’s IPR&D and the fair value of the estimated number of Seneca shares issued as consideration for the acquisition. This pro forma adjustment is not reflected in the unaudited pro forma condensed combined statements of operations and comprehensive loss because these amounts are not expected to have a continuing effect on the operating results of the combined company.

C.

To record Seneca’s $5,847 of estimated transaction costs, such as severance and benefits, advisory fees and transactional fees incurred subsequent to September 30, 2020. This pro forma adjustment is not reflected in the unaudited pro forma condensed combined statements of operations and comprehensive loss because these amounts are not expected to have a continuing effect on the operating results of the combined company.

D.

To record LBS’s $3,791 of estimated transaction costs associated with advisory fees and transactional fees, and one-time payment of $1,689 related to employee severance and benefits that are contingent and payable only upon the Merger closing. This pro forma adjustment is not reflected in the unaudited pro forma condensed combined statements of operations and comprehensive loss because these amounts are not expected to have a continuing effect on the operating results of the combined company.

E.

To remove LBS’s and Seneca’s $80 of transaction costs incurred through the nine months ended September 30, 2020 that are not considered recurring. There were no transaction costs incurred by either party for the year ended December 31, 2019.

F.

To reflect the adjustments for (i) LBS’s weighted-average common stock outstanding and (ii) the conversion of 11,674,131 of LBS’s convertible preferred stock to Seneca Common Stock in accordance with the preferred stock conversion rights.

G.	To reflect Seneca’s adjustments for the exclusion of $23 and $13 pre-combination stock compensation expense for the nine months ended September 30, 2020 and the year ended December 31, 2019, respectively; and the adjustment for expected post-combination compensation expense of $8 to the unaudited pro forma condensed combined balance sheet at September 30, 2020 related to Seneca’s restricted stock units to be converted into common stock upon the consummation of the Merger.

PF-9

H.

To remove the $1,256 reduction in salary expense within the unaudited pro forma condensed combined statements of operations and comprehensive loss for the nine months ended September 30, 2020. Beginning January 1, 2020, LBS’s executive management and Board of Directors took a reduced salary which is not expected to continue at a reduced rate post-combination. There was no effect on the unaudited pro forma condensed combined statement of operations and comprehensive loss for the year ended December 31, 2019 or the unaudited pro forma condensed combined balance sheet as the increase is effective post-combination.

I.

To eliminate Seneca’s pre-merger depreciation and related property and equipment which will not be used in the continuing operations of the combined company and which no longer have a carrying value as of September 30, 2020, from the unaudited pro forma condensed combined statements of operations and comprehensive loss for the nine months ended September 30, 2020 and for the year ended December 31, 2019 and unaudited pro forma condensed combined balance sheet. Also includes the elimination of the patent amortization expense resulting from accounting policy alignment (see pro forma adjustment M) from the unaudited pro forma condensed combined statements of operations and comprehensive loss for the nine months ended September 30, 2020 and for the year ended December 31, 2019. All of Seneca’s previously capitalized patent costs were initially capitalized prior to January 1, 2019 and, therefore, would have been directly expensed as of January 1, 2019.

J.

To reflect the Pre-Merger Financing upon Closing for a total of $20,000 in gross proceeds for LBS Series 1 Preferred Stock at a per share purchase of $0.4816. The accounting treatment under Accounting Standards Codification (ASC) 480 – Distinguishing Liabilities from Equity and ASC 815 – Derivatives and Hedging is in process related to the Pre-Merger Financing, including the accounting classification of the Investor Warrants and Additional Shares. Each Investor Warrants shall be for the right to purchase one share of common stock of the combined company post-merger, in a quantity equal to 100% of the total investment amount divided by the final purchase price of the pre-merger LBS’s shares. The Investor Warrants shall expire five (5) years from the effectiveness of the registration statement. For purposes of these pro formas, the Pre-Merger Financing has been classified as equity.

Upon closing of the Pre-Merger Financing, certain cash settlement provisions, registration requirements, price protection features, or other adjustments not afforded to other stockholders, may result in the Investor Warrants being accounted for as a liability on the balance sheet until all of the settlement contingencies are resolved for those instruments. The liability accounting impact would result in some of the Pre-Merger Financing, currently classified in the pro formas as equity, to be reclassified as a liability on the unaudited pro forma condensed combined balance sheet. In addition, any liability recognized for the Pre-Merger Financing would be subject to remeasurement at fair value as of each reporting period with offsetting impacts of the fair value changes to the statements of operations and comprehensive loss.

K.

On May 27, 2020, LBS entered into a non-binding agreement with certain investors for an offering of up to an aggregate of $3,300 of senior secured bridge notes and warrants (“2020 Bridge Financing”) which will be issued at a 25% original issuance discount, resulting in cash proceeds of $2,500 (to be received in total no later than 90 days after Closing). The 2020 Bridge Financing is proposed to close on the date the Pre-Merger Financing agreement is executed. The notes within the 2020 Bridge Financing accrue interest at a rate of 15% per year, payable at maturity of 180 days after the Closing date with certain permitted extension clauses. The lender agreed to convert any outstanding principal and interest on the Bridge Loans immediately prior to the closing of the Merger in exchange for shares of LBS Series 1 Preferred Stock equal to the amount to be converted divided by $0.4816.

The lender will also receive warrants to purchase a total number of shares of common stock equal to $3,300 (the total aggregate principal of the senior secured bridge notes) divided by the initial per share exercise price of $0.4816.

The accounting treatment under ASC 480 – Distinguishing Liabilities from Equity and ASC 815 – Derivatives and Hedging is in process related to the 2020 Bridge Financing Pre-Merger Financing, including the accounting classification of the warrants. For purposes of these pro formas, the warrants included in the 2020 Bridge Financing have been classified as equity. The original issuance discount of $800 and relative fair value of the cash proceeds allocated to the warrants of $600 result in a total debt discount of $1,400 and the recognition of $600 in additional paid-in-capital related to the warrants. The fair value of the standalone debt is determined based on a 15% discount rate which is reflective of LBS’s current market rate. The fair value of the warrants is determined based on Black-Scholes valuation model.

Interest expense related to the coupon interest rate and amortization of debt discount has not been included as a pro forma adjustment to the condensed combined statements of operations and comprehensive loss as the 2020 Bridge Financing does not have a continuing effect to the combined company.

PF-10

L.	The unaudited pro forma combined basic and diluted earnings per share for the nine months ended September 30, 2020 and the year ended December 31, 2019 reflects the weighted-average common shares outstanding of the combined company, not adjusted for Seneca’s proposed Reverse Split, of estimated outstanding shares as of the transaction date of 65,608,164. The “Pro Forma Adjustments” column includes the adjustment to the combined company’s weighted-average common shares outstanding resulting from the conversion at closing of the Merger of each share of outstanding LBS convertible preferred stock into one share of Seneca Common Stock, and as adjusted to reflect the estimated Exchange Ratio of 1 to 0.1539.

Estimated number of shares of the combined company to be owned by Seneca’s stockholders	18,136,967
LBS’s outstanding shares at the estimated Exchange Ratio	15,708,234
Conversion of LBS Series C Preferred Stock at the estimated Exchange Ratio (F)	1,797,116
Shares issued in connection with the Altium Bridge Notes and Equity Financing at the Exchange Ratio (J, K)	7,491,462
Escrow shares issued in connection with the Altium Financing (K)	22,474,385
Pro forma - Basic and diluted weighted average number of shares	65,608,164

M.

To reflect an accounting policy conformity regarding patent costs for the combined post-combination company. Seneca’s accounting policy is to capitalize patent costs and amortize such costs over the useful life of the patents. LBS’s accounting policy is to expense these costs as incurred. This pro forma adjustment reflects the derecognition of all previously capitalized patent costs from the pro forma condensed combined balance sheet as of September 30, 2020. The patent expense resulting from accounting policy alignment (see pro forma adjustment I) is eliminated from the unaudited pro forma condensed combined statements of operations and comprehensive loss for the nine months ended September 30, 2020 and for the year ended December 31, 2019.

N.

To reflect an adjustment to Seneca’s current carrying value of trade and other receivables, prepaid and other current assets, right-of-use and other assets to the estimated fair value that will approximately exist at the time of Closing. The estimated fair value of these items is preliminary and subject to change after LBS finalizes its review of the specific nature and timing of such assets.

O.

To reflect the reclassification of certain Seneca warrants from equity classification to liability classification as the result of a cash settled written put option provision upon a “Fundamental Transaction”, which was triggered upon the signing of the definitive merger agreement. An estimation of the warrant liability’s fair value, based on a Black-Scholes model, is required at the time of reclassification. The estimated fair value is preliminary and subject to change upon Closing.

P.

To reflect new compensation arrangements with two LBS key executives in connection with the Merger resulting in an increase in the annual salary for these executives from their previous salary. Accordingly, adjustments of $173 and $230 are reflected within the unaudited pro forma condensed combined statements of operations and comprehensive loss for the nine months ended September 30, 2020 and year ended December 31, 2019, respectively.

Q.

To reflect the fair value of stock compensation expense associated with issuing one-time equity option grants to two LBS key executives. The executives’ current employee agreements stipulate that such issuance would occur in connection with the closing of a merger or initial public offering transaction. The awards are fully vested upon issuance with no requisite future service requirements. The impacts of this adjustment are reflected in the unaudited pro forma condensed combined balance sheet as it is directly attributable to the Merger. However, this pro forma adjustment is not reflected in the unaudited pro forma condensed combined statements of operations because these amounts are not expected to have a continuing effect on the operating results of the combined company.

R.	To record the following adjustments to accumulated deficit (in thousands):

PF-11

September 30, 2020
Elimination of Seneca’s accumulated deficit (A)	$235,484
Impact of expensed IPR&D acquired from Seneca (B)	(8,740)
Impact of Seneca’s estimated transaction costs (C)	(5,847)
Impact of LBS’s estimated transaction costs (D)	(1,689)
Impact of Seneca’s post-combination compensation expense (G)	(8)
Impact of fair value adjustment to Seneca’s PP&E (I)	(15)
Impact of LBS’s conversion of the 2020 Bridge Financing to equity (K)	(1,422)
Impact of fair value adjustment to Seneca’s Patents (M)	(612)
Impact of fair value adjustment to Seneca’s trade and other receivables, prepaid and other current assets, and right-of-use and other assets (N)	(1,033)
Impact of stock-based compensation fair value related to one-time, fully vested equity options to two LBS key executives (Q)	(671)
Total	$215,447

S.	To record the following adjustments to additional paid-in-capital (in thousands):

September 30, 2020
Elimination of Seneca’s additional paid-in-capital (A)	$(247,775)
To reflect the estimated purchase price allocation impacts to additional paid-in-capital (B)	17,236
To reflect LBS’s conversion of its outstanding preferred stock to common stock post-merger (F)	9,423
Impact of Seneca’s post-combination compensation expense (G)	8
To reflect LBS’s Pre-Merger Financing in connection with the merger (J)	19,711
To reflect LBS’s issuance of warrants for the 2020 Bridge Financing and the conversion of the 2020 Bridge Financing to equity (K)	3,911
To reflect certain Seneca warrants reclassification from equity to liability in connection with the merger (O)	(117)
Impact of stock-based compensation fair value related to one-time, fully vested equity options to two Leading Biosciences key executives (Q)	671
Total	$(196,932)

PF-12

INDEX TO FINANCIAL STATEMENTS (CONSOLIDATED)

SENECA BIOPHARMA, INC.

For the Years Ended December 31, 2019 and 2018

As of September 30, 2020 (unaudited) and December 31, 2019 (unaudited) and for the Three and Nine Months Ended September 30, 2020 (unaudited) and 2019 (unaudited)

Page

Unaudited Condensed Consolidated Balance Sheets as of September 30, 2020 and December 31, 2019	FINSEN-19

Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss For the three and nine months ended September 30, 2020 and 2019	FINSEN-20

Unaudited Condensed Consolidated Statements of Changes in Stockholders’ Equity For the three and nine months ended September 30, 2020 and 2019	FINSEN-21

Unaudited Condensed Consolidated Statements of Cash Flows For the nine months ended September 30, 2020 and 2019	FINSEN-22

Notes to Unaudited Condensed Consolidated Financial Statements	FINSEN-23

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders of Seneca Biopharma, Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Seneca Biopharma, Inc. (the “Company”) as of December 31, 2019 and 2018, and the related consolidated statements of operations and comprehensive loss, changes in stockholders’ equity, and cash flows for each of the two years in the period ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations and has accumulated deficit that raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1 to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Dixon Hughes Goodman LLP

We have served as the Company’s auditor since 2016.

Baltimore, Maryland

March 27, 2020

FINSEN-1

Seneca Biopharma, Inc.

Consolidated Balance Sheets

	December 31,
	2019	2018

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$5,114,917	$5,787,110
Trade and other receivables	21,064	294,057
Current portion of related party receivable, net of discount	-	63,938
Prepaid expenses	510,900	363,288
Total current assets	5,646,881	6,508,393

Property and equipment, net	41,036	90,311
Patents, net	668,936	763,543
Related party receivable, net of discount and current portion	-	298,238
ROU and other assets	227,036	23,965
Total assets	$6,583,889	$7,684,450

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable and accrued expenses	$824,406	$832,564
Accrued bonuses	135,686	-
Short term notes and other current liabilities	264,665	218,602
Total current liabilities	1,224,757	1,051,166

Warrant liabilities, at fair value	84,596	583,734
Lease liability, net of current portion	148,543	-
Total liabilities	1,457,896	1,634,900

Commitments and contingencies (Note 8)

STOCKHOLDERS' EQUITY
Preferred stock, 7,000,000 shares authorized, $0.01 par value; 200,000 and 1,000,000 shares issued and outstanding in 2019 and 2018, respectively	2,000	10,000
Common stock, $0.01 par value; 300 million shares authorized, 3,866,457 and 910,253 shares issued and outstanding in 2019 and 2018, respectively	38,665	9,103
Additional paid-in capital	227,067,058	219,654,753
Accumulated other comprehensive loss	(6,186)	(413)
Accumulated deficit	(221,975,544)	(213,623,893)
Total stockholders' equity	5,125,993	6,049,550
Total liabilities and stockholders' equity	$6,583,889	$7,684,450

See accompanying notes to consolidated financial statements.

FINSEN-2

Seneca Biopharma, Inc.

Consolidated Statements of Operations and Comprehensive Loss

	Year Ended December 31,
	2019	2018

Revenues	$15,394	$260,000

Operating expenses:
Research and development costs	4,061,450	3,960,191
General and administrative expenses	4,585,638	4,559,265
Total operating expenses	8,647,088	8,519,456
Operating loss	(8,631,694)	(8,259,456)

Other income (expense):
Interest income	67,731	78,780
Interest expense	(8,920)	(7,698)
Gain from change in fair value of liability classified warrants	499,138	3,269,148
Write-off of related party receivable and other income (expense)	(277,906)	(5,391)
Total other income (expense)	280,043	3,334,839

Net loss	$(8,351,651)	$(4,924,617)

Net loss per common share - basic and diluted	$(3.80)	$(7.54)

Weighted average common shares outstanding - basic and diluted	2,197,434	653,221

Comprehensive loss:
Net loss	$(8,351,651)	$(4,924,617)
Foreign currency translation adjustment	(5,773)	(3,044)
Comprehensive loss	$(8,357,424)	$(4,927,661)

See accompanying notes to consolidated financial statements.

FINSEN-3

Seneca Biopharma, Inc.

Consolidated Statements of Changes In Stockholders' Equity

	Preferred Stock Shares	Preferred Stock Amount	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders' Equity
Balance at January 1, 2018	1,000,000	$10,000	758,001	$7,580	$217,194,194	$2,631	$(208,699,276)	$8,515,129
Share based payments	-	-	-	-	634,082	-	-	634,082
Issuance of common stock and warrants from capital raises, net	-	-	150,000	1,500	1,826,500	-	-	1,828,000
Issuance of restricted stock awards	-	-	2,252	23	(23)	-	-	-
Foreign currency translation adjustments	-	-	-	-	-	(3,044)	-	(3,044)
Net loss	-	-	-	-	-	-	(4,924,617)	(4,924,617)
Balance at December 31, 2018	1,000,000	10,000	910,253	9,103	219,654,753	(413)	(213,623,893)	6,049,550
Share rounding adjustment related to 1:20 reverse stock split	-	-	6,117	61	(61)	-	-	-
Share based payments	-	-	-	-	880,789	-	-	880,789
Issuance of common stock and warrants from capital raises, net	-	-	416,315	4,163	6,548,679	-	-	6,552,842
Issuance of common stock for conversion of Series A Preferred Stock	(800,000)	(8,000)	155,496	1,555	6,445	-	-	-
Issuance of restricted stock awards	-	-	15,688	157	(157)	-	-	-
Issuance of common stock for warrant exercises	-	-	2,361,462	23,615	(23,379)	-	-	236
Issuance of common stock for RSU exercises	-	-	1,126	11	(11)	-	-	-
Foreign currency translation adjustments	-	-	-	-	-	(5,773)	-	(5,773)
Net loss	-	-	-	-	-	-	(8,351,651)	(8,351,651)
Balance at December 31, 2019	200,000	$2,000	3,866,457	$38,665	$227,067,058	$(6,186)	$(221,975,544)	$5,125,993

See accompanying notes to consolidated financial statements.

FINSEN-4

Seneca Biopharma, Inc.

Consolidated Statements of Cash Flows

	Year Ended December 31,
	2019	2018

Cash flows from operating activities:
Net loss	$(8,351,651)	$(4,924,617)
Adjustments to reconcile net loss to cash used in operating activities:
Depreciation and amortization	143,859	185,803
Share based compensation expenses	880,789	634,082
Change in fair value of liability classified warrants	(499,138)	(3,269,148)
Provision for bad debt	362,176	-
Loss on disposal of fixed assets and patent abandonment	-	18,342

Changes in operating assets and liabilities:
Trade and other receivables	272,993	18,745
Related party receivable	-	62,064
Prepaid expenses	(142,310)	32,303
ROU and other assets	39,643	(3,991)
Accounts payable and accrued expenses	(15,741)	(36,991)
Accrued bonuses	135,686	(418,625)
Other current liabilities	(47,414)	11,490
Lease and other long term liabilities	(34,572)	(1,876)
Net cash used in operating activities	(7,255,680)	(7,692,419)

Cash flows from investing activities:
Maturity of short-term investments	-	5,000,000
Purchase of property and equipment	-	(1,714)
Net cash provided by investing activities	-	4,998,286

Cash flows from financing activities:
Net proceeds from the sale of common stock and warrants	6,552,842	1,828,000
Proceeds from warrant exercises	236	-
Proceeds from short term notes payable	414,320	349,578
Payments of short term notes payable	(377,893)	(363,345)
Net cash provided by financing activities	6,589,505	1,814,233
Effects of exchange rates on cash	(6,018)	(7,930)
Net decrease in cash and cash equivalents	(672,193)	(887,830)

Cash and cash equivalents, beginning of year	5,787,110	6,674,940

Cash and cash equivalents, end of year	$5,114,917	$5,787,110

See accompanying notes to consolidated financial statements.

FINSEN-5

Seneca Biopharma, Inc.

Consolidated Statements of Cash Flows (continued)

	Year Ended December 31,
	2019	2018

Supplemental cash flow information:
Cash paid for interest	$8,920	$7,698

See accompanying notes to consolidated financial statements.

FINSEN-6

SENECA BIOPHARMA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1.  Organization and Business and Financial Condition

Nature of Business

In October 2019, we changed our name from Neuralstem, Inc. to Seneca Biopharma, Inc. Seneca Biopharma, Inc. and its subsidiary are referred to as “Seneca,” the “Company,” “us,” or “we” throughout this report. The operations of our wholly-owned and controlled subsidiary located in the People’s Republic of China are consolidated in our condensed consolidated financial statements and all intercompany activity has been eliminated. The Company operates in one business segment.

Seneca Biopharma, Inc., is a clinical-stage biopharmaceutical company developing novel treatments for various diseases of high unmet medical need. The Company is in the process of transforming the organization through the acquisition or in-licensing of new science and technologies, to develop with the goal of providing meaningful therapies for patients.

On October 31, 2019, in furtherance of our in-licensing strategy, we announced that we had entered into a non-binding term sheet with Jiangsu QYuns Therapeutics Co., Ltd., (“QYuns”) for an exclusive license to certain of QYuns Therapeutics’ assets, including a pipeline of cytokine-targeted monoclonal antibodies for the treatment of a range of auto-immune disease. Subsequently, on January 10, 2020, we disclosed that we were not able to reach a definitive licensing agreement with QYuns and accordingly, no longer expected to complete this transaction.

In addition to the anticipated development of in-licensed or acquired technologies, the Company plans to continue to maintain NSI-566 (stem cell) and NSI-189 (small molecule) and related clinical programs and will seek to partner these assets for further development.

The Company was founded in 1997 and currently has laboratory and office space in Germantown, Maryland and laboratory facilities in the People’s Republic of China. Our operations to date have primarily focused on developing business strategies, raising capital, research and development activities, and conducting pre-clinical testing and human clinical trials of our product candidates. The Company’s operations will continue to be focused on development activities, including conducting pre-clinical testing and human clinical trials of novel product candidates that we may in-license or acquire in the future.

On July 17, 2019, we effected a 1-for-20 reverse stock split of our common stock. Stockholders’ equity and all references to share and per share amounts in the accompanying consolidated financial statements have been retroactively adjusted to reflect the 1-for-20 reverse stock split for all periods presented.

Liquidity and Going Concern

The Company has incurred losses since its inception and has not demonstrated an ability to generate significant revenues from the sales of its therapies or services and have not yet achieved profitable operations. There can be no assurance that profitable operations will ever be achieved, or if achieved, could be sustained on a continuing basis. In addition, development activities, clinical and pre-clinical testing, and commercialization of our products will require significant additional financing. These factors create substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the consolidated financial statements are issued. The consolidated financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern. Accordingly, the consolidated financial statements have been prepared on a basis that assumes the Company will continue as a going concern and which contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business.

In making this assessment we performed a comprehensive analysis of our current circumstances including: our financial position at December 31, 2019, our cash flow and cash usage forecasts for the period covering one-year from the issuance date of this Annual Report filed on Form 10-K and our current capital structure including outstanding warrants and other equity-based instruments and our obligations and debts.

We expect that our existing cash and cash equivalents as of December 31, 2019, along with the proceeds from our January inducement offer will be sufficient to enable us to fund our anticipated level of operations based on our current operating plans for more than 12 months after this filing. Accordingly, we will require additional capital to further develop our product candidates, conduct our pre-clinical and clinical development programs and to fund our operations. We anticipate raising additional capital through the private and public sales of our equity or debt securities, collaborative arrangements, licensing agreements or a combination thereof. Although management believes that such capital sources will be available, there can be no assurance that any such collaborative or licensing arrangements will be entered into or that financing will be available to us when needed in order to allow us to continue our operations, or if available, on terms acceptable to us. If we do not raise sufficient capital in a timely manner, among other things, we may be forced to delay, scale back or eliminate some or all of our research and product development programs, planned clinical trials, and/or our capital expenditures or to license our potential products or technologies to third parties on unfavorable terms. We currently do not have any commitments for future funding from any source.

FINSEN-7

We have spent and will continue to spend substantial funds in the research, development, pre-clinical and clinical testing of our small molecule and stem cell product candidates and we anticipate spending additional funds to maintain these programs as we seek partners to further their clinical development. We have also begun spending funds on the evaluation and new assets and technologies with the goal of acquisition and development. No assurance can be given that (i) the FDA or any other regulatory agency will grant approval for us to market and sell our product candidates, (ii) if regulatory approval is granted, that we will ever be able to sell our proposed products or be profitable, or (iii) that we will be able to identify and acquire and/or in-license promising new assets or technologies.

Note 2. Significant Accounting Policies and Basis of Presentation

Basis of Presentation

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The financial statements include the accounts of the Company and our wholly owned subsidiary. All significant intercompany transactions and balances have been eliminated.

Use of Estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The consolidated financial statements include significant estimates for the expected economic life and value of our licensed technology and related patents, our net operating loss and related valuation allowance for tax purposes, the fair value of our liability classified warrants and our share-based compensation related to employees and directors, consultants and advisors, among other things. Because of the use of estimates inherent in the financial reporting process, actual results could differ significantly from those estimates.

Fair Value Measurements

The carrying amounts of our short-term financial instruments, which primarily include cash and cash equivalents, short-term investments, accounts payable and accrued expenses, approximate their fair values due to their short maturities. The fair value of our long-term indebtedness was estimated based on the quoted prices for the same or similar issues or on the current rates offered to the Company for debt of the same remaining maturities and approximates the carrying value. The fair values of our liability classified warrants were estimated using Level 3 unobservable inputs. See Note 3 for further details.

Foreign Currency Translation

The functional currency of our wholly owned foreign subsidiary is its local currency.  Assets and liabilities of our foreign subsidiary are translated into United States dollars based on exchange rates at the end of the reporting period; income and expense items are translated at the weighted average exchange rates prevailing during the reporting period.  Translation adjustments for subsidiary are accumulated in other comprehensive income or loss, a component of stockholders' equity.  Transaction gains or losses are included in the determination of net loss.

Cash, Cash Equivalents and Credit Risk

Cash equivalents consist of investments in low risk, highly liquid money market accounts and certificates of deposit with original maturities of 90 days or less. Cash deposited with banks and other financial institutions may exceed the amount of insurance provided on such deposits. If the amount of a deposit at any time exceeds the federally insured amount at a bank, the uninsured portion of the deposit could be lost, in whole or in part, if the bank were to fail.

Financial instruments that potentially subject us to concentrations of credit risk consist primarily of cash equivalents. Our investment policy, approved by our Board of Directors, limits the amount we may invest in any one type of investment issuer, thereby reducing credit risk concentrations. We attempt to limit our credit and liquidity risks through our investment policy and through regular reviews of our portfolio against our policy. To date, we have not experienced any loss or lack of access to cash in our operating accounts or to our cash equivalents.

Revenue

The Company analyzes contracts to determine the appropriate revenue recognition using the following steps: (i) identification of contracts with customers; (ii) identification of distinct performance obligations in the contract; (iii) determination of contract transaction price; (iv) allocation of contract transaction price to the performance obligations; and (v) determination of revenue recognition based on timing of satisfaction of the performance obligation. The Company recognizes revenues upon the satisfaction of its performance obligation (upon transfer of control of promised goods or services to customers) in an amount that reflects the consideration to which it expects to be entitled to in exchange for those goods or services. Deferred revenue results from cash receipts from or amounts billed to customers in advance of the transfer of control of the promised services to the customer and is recognized as performance obligations are satisfied. When sales commissions or other costs to obtain contracts with customers are considered incremental and recoverable, those costs are deferred and then amortized as selling and marketing expenses on a straight-line basis over an estimated period of benefit.

FINSEN-8

Research and Development

Research and development costs are expensed as they are incurred. Research and development expenses consist primarily of costs associated with the pre-clinical development and clinical trials of our product candidates.  For the years ended December 31, 2019 and 2018, we recorded approximately $459,000 and $538,000, respectively of cost reimbursements from our grants as an offset to research and development expenses. The Company evaluated the grants and concluded that, based on the specific terms, they represent a cost reimbursement activity as opposed to a revenue generating activity, and are best reflected as an offset to the underlying research and development expense.

Income (Loss) per Common Share

Basic income (loss) per common share is computed by dividing total net income (loss) available to common stockholders by the weighted average number of common shares outstanding during the period.

For periods of net income when the effects are dilutive, diluted earnings per share is computed by dividing net income available to common stockholders by the weighted average number of shares outstanding and the dilutive impact of all dilutive potential common shares. Dilutive potential common shares consist primarily of convertible preferred stock, stock options, restricted stock units and common stock purchase warrants. The dilutive impact of potential common shares resulting from common stock equivalents is determined by applying the treasury stock method. Our unvested restricted shares contain non-forfeitable rights to dividends, and therefore are considered to be participating securities; the calculation of basic and diluted income per share excludes net income attributable to the unvested restricted shares from the numerator and excludes the impact of the shares from the denominator.

For all periods of net loss, diluted loss per share is calculated similarly to basic loss per share because the impact of all dilutive potential common shares is anti-dilutive due to the net losses; accordingly, diluted loss per share is the same as basic loss per share for the years ended December 31, 2019 and 2018. A total of approximately 7.3 million and 0.6 million potential dilutive shares have been excluded in the calculation of diluted net income per share for the years ended December 31, 2019 and 2018, respectively as their inclusion would be anti-dilutive.

Share-Based Compensation

We account for share-based compensation at fair value. Share-based compensation cost for stock options and stock purchase warrants granted to employees and board members is generally determined at the grant date while awards granted to non-employee consultants are generally valued at the vesting date using an option pricing model that uses Level 3 unobservable inputs; share-based compensation cost for restricted stock and restricted stock units is determined at the grant date based on the closing price of our common stock on that date. The value of the award is recognized as expense on a straight-line basis over the requisite service period.

Intangible and Long-Lived Assets

We assess impairment of our long-lived assets using a "primary asset" approach to determine the cash flow estimation period for a group of assets and liabilities that represents the unit of accounting for a long-lived asset to be held and used. Long-lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. No impairment losses were recognized during the years ended December 31, 2019 or 2018.

Income Taxes

We account for income taxes using the asset and liability approach, which requires the recognition of future tax benefits or liabilities on the temporary differences between the financial reporting and tax bases of our assets and liabilities. A valuation allowance is established when necessary to reduce deferred tax assets to the amounts expected to be realized. We also recognize a tax benefit from uncertain tax positions only if it is “more likely than not” that the position is sustainable based on its technical merits. Our policy is to recognize interest and penalties on uncertain tax positions as a component of income tax expense.

Significant New Accounting Pronouncements

Recently Adopted Guidance

In February 2016, the FASB issued ASU, No. 2016-02, Leases. This ASU consists of a comprehensive lease accounting standard. The guidance requires lessees to recognize assets and liabilities related to long-term leases on the balance sheet and expands disclosure requirements regarding leasing arrangements. The guidance is effective for reporting periods beginning after December 15, 2018 and early adoption is permitted. The guidance may be adopted on a modified retrospective basis and provides for certain practical expedients. We adopted this guidance effective January 1, 2019 as of the beginning of the period of adoption using the following practical expedients: we did not evaluate any expired leases, nor did we reassess the classification of any existing leases. The Company made an ongoing policy election whereby it will not recognize a lease liability or right of use asset for our short-term leases and that it will combine lease and non-lease elements of leases. The new guidance changes the way we account for our operating leases including recording the future benefits (“ROU assets”) of those leases and the related discounted minimum lease payments on our consolidated balance sheets. Upon adoption we recorded a right of use asset of approximately $53,000 and a lease liability of approximately $75,700 on our consolidated balance sheet.

FINSEN-9

In June 2018, the FASB issued ASU 2018-07, Compensation-Stock Compensation, Improvements to Nonemployee Share-Based Payment Accounting. This ASU expands the scope of ASC 718, Compensation – Stock Compensation to include share-based payment transactions for acquiring goods and services from nonemployees. This guidance provides for the following changes: (1) awards to nonemployees will be measured at the grant date fair value of equity instruments that the entity is obligated to issue, (2) performance-based awards to nonemployees will be measured based on the probability of the performance condition being met and (3) eliminating the need to reassess the classification (equity or liability) of awards to nonemployees upon vesting. The guidance is effective for fiscal years beginning after December 15, 2018. We adopted this guidance effective January 1, 2019. The adoption resulted in our generally measuring awards to nonemployees using the grant date fair value. The adoption did not have a material impact to our financial statements.

Unadopted Guidance

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses. This ASU relates to measuring credit losses on financial instruments, including trade receivables. The guidance eliminates the probable initial recognition threshold that was previously required prior to recognizing a credit loss on financial instruments. The credit loss estimate can now reflect an entity's current estimate of all future expected credit losses. Under the previous guidance, an entity only considered past events and current conditions. The guidance is effective for smaller reporting companies for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years and early adoption is permitted. The adoption of certain amendments of this guidance must be applied on a modified retrospective basis and the adoption of the remaining amendments must be applied on a prospective basis. We currently expect that the adoption of this guidance will likely change the way we assess the collectability of our receivables and recoverability of other financial instruments. We have not yet begun to evaluate the specific impacts of this guidance nor have we determined the manner in which we will adopt this guidance.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement. This ASU addresses the disclosure requirements for fair value measurements. The guidance intends to improve the effectiveness of the disclosures relating to recurring and nonrecurring fair value measurements. The guidance is effective for fiscal years beginning after December 15, 2019 and early adoption is permitted. Portions of the guidance are to be adopted prospectively while other portions are to be adopted retroactively. We are currently evaluating the impact, if any, that this guidance will have on our consolidated financial statements but do not expect it to have a significant effect.

In August 2018, the FASB issued ASU 2018-15, Intangibles – Goodwill and Other – Internal-Use Software. This ASU addresses the accounting for implementation, setup and other upfront costs paid by a customer in a cloud computing or hosting arrangement. The guidance aligns the accounting treatment of these costs incurred in a hosting arrangement treated as a service contract with the requirements for capitalization and amortization costs to develop or obtain internal-use software. The guidance is effective for fiscal years beginning after December 15, 2019 and early adoption is permitted. The guidance can be adopted either retrospectively or prospectively. We are currently evaluating the impact, if any, that this guidance will have on our consolidated financial statements but do not expect it to have a significant effect.

We have reviewed other recent accounting pronouncements and concluded that they are either not applicable to our business, or that no material effect is expected on the consolidated financial statements as a result of future adoption.

Note 3.  Fair Value Measurements

Fair value is the price that would be received from the sale of an asset or paid to transfer a liability assuming an orderly transaction in the most advantageous market at the measurement date. U.S. GAAP establishes a hierarchical disclosure framework which prioritizes and ranks the level of observability of inputs used in measuring fair value. These levels are:

Level 1 –	inputs are based upon unadjusted quoted prices for identical instruments traded in active markets.

Level 2 –	inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques (e.g. the Black-Scholes model) for which all significant inputs are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Where applicable, these models project future cash flows and discount the future amounts to a present value using market-based observable inputs including interest rate curves, foreign exchange rates, and forward and spot prices for currencies and commodities.

Level 3 –	inputs are generally unobservable and typically reflect management's estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques, including option pricing models and discounted cash flow models.

FINSEN-10

Financial Assets and Liabilities Measured at Fair Value on a Recurring Basis

We have segregated our financial assets and liabilities that are measured at fair value on a recurring into the most appropriate level within the fair value hierarchy based on the inputs used to determine the fair value at the measurement date.

At December 31, 2019 and December 31, 2018, we had certain common stock purchase warrants that were originally issued in connection with our May 2016 and August 2017 capital raises (See Note 4) that are accounted for as liabilities whose fair value was determined using Level 3 inputs. The following table identifies the carrying amounts of such liabilities:

	Level 1	Level 2	Level 3	Total
Liabilities
Liability classified stock purchase warrants	$-	$-	$583,734	$583,734
Balance at December 31, 2018	$-	$-	$583,734	$583,734

Liability classified stock purchase warrants	$-	$-	$84,596	$84,596
Balance at December 31, 2019	$-	$-	$84,596	$84,596

The following table presents the activity for those items measured at fair value on a recurring basis using Level 3 inputs for the year ended December 31, 2019:

Mark-to-market liabilities - stock purchase warrants
Balance at December 31, 2018	$583,734
Change in fair value - gain	(499,138)
Balance at December 31, 2019	$84,596

The following table presents the activity for those items measured at fair value on a recurring basis using Level 3 inputs for the year ended December 31, 2018:

Mark-to-market liabilities - stock purchase warrants
Balance at December 31, 2017	$3,852,882
Change in fair value - gain	(3,269,148)
Balance at December 31, 2018	$583,734

The gains resulting from the changes in the fair value of the liability classified warrants are classified as other income or expense in the accompanying consolidated statements of operations. The fair value of the common stock purchase warrants is determined based on the Black-Scholes option pricing model or other option pricing models as appropriate and includes the use of unobservable inputs such as the expected term, anticipated volatility and expected dividends. Changes in any of the assumptions related to the unobservable inputs identified above may change the embedded conversion options’ fair value; increases in expected term, anticipated volatility and expected dividends generally result in increases in fair value, while decreases in these unobservable inputs generally result in decreases in fair value.

Note 4.  Stockholders’ Equity

We have granted share-based compensation awards to employees, board members and service providers. In addition, we have issued warrants to purchase common stock in conjunction with debt and equity offerings. Awards may consist of common stock, restricted common stock, restricted common stock units, common stock purchase warrants, or common stock purchase options. Our common stock purchase options and stock purchase warrants have lives of up to ten years from the grant date. Awards vest either upon the grant date or over varying periods of time. The stock options provide for exercise prices equal to or greater than the fair value of the common stock at the date of the grant. Restricted stock units grant the holder the right to receive fully paid common shares with various restrictions on the holder’s ability to transfer the shares. As of December 31, 2019, we have approximately 7,441,532 million shares of common stock reserved for issuance upon the exercise of share-based awards.

FINSEN-11

We record share-based compensation expense on a straight-line basis over the requisite service period. Share-based compensation expense included in the statements of operations was as follows:

	Year Ended December 31,
	2019	2018

Research and development costs	$200,337	$133,334
General and administrative expenses	680,452	500,748
Total	$880,789	$634,082

Stock Options

A summary of stock option activity and related information for the year ended December 31, 2019 follows:

	Number of Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value

Outstanding at January 1, 2019	81,674	$215.60	5.1	$-
Granted	228,183	$7.78		$-
Exercised	-	-
Forfeited/Expired	(38,197)	$67.90
Outstanding at December 31, 2019	271,660	$61.83	7.8	$-

Exercisable at December 31, 2019	207,813	$78.30	7.4	$-

Range of Exercise Prices			Number of Options Outstanding	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value
$5.90	-	$6.00	55,484	$5.99	9.5	$-
$7.20	-	$8.80	146,972	$8.51	9.0	-
$22.20	-	$99.20	28,501	$31.63	5.7	-
$107.40	-	$1,102.41	40,703	$351.63	2.8	-
			271,660	$61.83	7.8	$-

FINSEN-12

The Company uses the Black-Scholes option pricing model for “plain vanilla” options and other pricing models as appropriate to calculate the fair value of options. Significant assumptions used in these models include:

	Year Ended December 31,
	2019			2018

Annual dividend		-			-
Expected life (in years)	4.8	-	5.5	2.5	-	5.3
Risk free interest rate	1.8%	-	2.5%	2.5%	-	2.8%
Expected volatility	97%	-	115%	97%	-	113%

Options granted in the years ended December 31, 2019 and 2018 had weighted average grant date fair values of $3.45 and $9.40, respectively. The total fair value of the options vested during the years ended December 31, 2019 and 2018 was approximately $671,100 and $205,000, respectively.

Unrecognized compensation cost for unvested stock option awards outstanding at December 31, 2019 was approximately $155,000 to be recognized over approximately 0.6 years.

In the three months ended March 31, 2019, the Company modified certain awards in conjunction with an employee’s termination. The modification provided for the accelerated vesting of all unvested awards and the extension of the post-employment exercise period. The modifications resulted in approximately $102,000 of additional research and development expenses in the three months ended March 31, 2019.

RSUs

We have granted restricted stock units (RSU’s) that entitle the holders to receive shares of our common stock upon vesting and subject to certain restrictions regarding the exercise of the RSU’s and the holders’ ability to transfer the shares received upon exercise. The fair value of RSU’s granted is based upon the market price of the underlying common stock as if they were vested and issued on the date of grant.

A summary of our RSU activity for the year ended December 31, 2019 follows:

	Number of RSU's	Weighted-Average Grant Date Fair Value

Outstanding at January 1, 2019	2,816	$64.80
Granted	4,904	$5.90
Exercised and converted to common shares	(1,127)	$22.20
Forfeited	(1,126)	$22.20
Outstanding at December 31, 2019	5,467	$29.62

Exercisable at December 31, 2019	2,925	$50.23

The total intrinsic value of the outstanding RSU’s at December 31, 2019 was approximately $5,400. The total fair value of RSU’s vested during the years ended December 31, 2019 and 2018, was approximately $13,900 and $50,000, respectively. The total value of all RSU’s that were converted in the year ended December 31, 2019 was approximately $10,400. No RSU’s were converted in the year ended December 31, 2018.

Unrecognized compensation cost for unvested RSU’s outstanding at December 31, 2019 was approximately $15,000 to be recognized over approximately 0.5 years.

FINSEN-13

Restricted Stock

We have granted restricted stock to certain board members.

A summary of our restricted stock activity for the year ended December 31, 2019 is as follows:

	Shares of Restricted Stock	Weighted-Average Grant Date Fair Value

Outstanding at January 1, 2019	1,127	$22.20
Granted	15,689	$5.95
Vested	(8,835)	$8.03
Forfeited	-	$-
Outstanding at December 31, 2019	7,981	$5.95

The total intrinsic value of the outstanding restricted stock at December 31, 2019 was approximately $7,900. The total intrinsic value of all restricted stock vested in the year ended December 31, 2019 was approximately $18,500.

Unrecognized compensation cost for unvested restricted stock outstanding at December 31, 2019 was approximately $47,500 to be recognized over approximately 0.5 years.

Stock Purchase Warrants

We have issued warrants to purchase common stock to certain officers, directors, stockholders and service providers as well as in conjunction with debt and equity offerings and at various times replacement warrants were issued as an inducement for warrant exercises.

In May 2016 and August 2017, we issued a total of 87,309 and 112,500 common stock purchase warrants, respectively in conjunction with the offering of our securities. Such warrants are classified as liabilities due to the existence of certain net cash settlement provisions contained in the warrants. At December 31, 2019, after giving effect to exercises, 149,136 of these common stock purchase warrants remain outstanding and are recorded at fair value as mark-to-market liabilities (see Note 3).

In February 2019, we granted 25,000 warrants to an outside third party as partial compensation for services. The warrants have an exercise price of $6.00, expire January 2024 and have a grant date fair value of $3.80 per warrant. The warrants vest 25% on grant and 75% on completion of initial services; the warrants were fully vested as of September 30, 2019. The warrants were valued using the Black-Scholes option pricing model with the following inputs: no annual dividend, expected life of 2.5 years, risk-free rate of 2.5% and expected volatility of 110%.

In July 2019, in connection with our underwritten public offering, we issued the following equity classified common stock purchase warrants: (i) 3,194,443 short-term common stock purchase warrants with an exercise price of $2.70 per share, exercisable immediately and expiring on December 31, 2020; (ii) 3,194,443 long-term common stock purchase warrants with an exercise price of $2.70 per share, exercisable immediately and expiring 5-years from issuance and (iii) 2,361,462 “prefunded” common stock purchase warrants with an exercise price of $0.0001 per share, exercisable immediately with no expiration date. As of December 31, 2019, all of the “prefunded warrants” had been exercised generating approximately $200 in proceeds.

In connection with the July public offering we also granted the underwriters 222,223 equity classified common stock purchase warrants with an exercise price of $3.375 per share, exercisable immediately and expiring 5-years from issuance.

A summary of outstanding warrants at December 31, 2019 follows:

Range of Exercise Prices			Number of Warrants Outstanding	Range of Expiration Dates
$2.19	-	$2.70	6,538,035	December 2020	-	August 2024
$3.38	-	$17.50	406,223	October 2023	-	July 2024
$22.20	-	$782.60	24,650	March 2020	-	July 2023
			6,968,908

In January 2020, pursuant to the terms of an inducement offer, certain holders of 5,555,554 of our common stock purchase warrants exercised such warrants at an exercise price of $1.36 per share generating approximately $7.6 million of gross proceeds. As an inducement to exercise we reduced the exercise price on the existing warrants from $2.70 to $1.36 and issued 5,555,554 replacement warrants with an exercise price of $1.23 per share. Of the replacement warrants, 2,777,777 have a two-year term and 2,777,777 have a five-year term. In conjunction with the transaction we issued to the placement agent 444,445 common stock purchase warrants with an exercise price of $1.70 and a five-year term.

FINSEN-14

Preferred and Common Stock

We have outstanding 200,000 shares of Series A 4.5% Convertible Preferred Stock issued in December 2016. Shares of the Series A 4.5% Convertible Preferred Stock are convertible into 38,873 shares of the Company’s common stock subject to certain ownership restrictions. In April and July 2019, 800,000 Series A 4.5% Convertible Preferred Stock shares were converted into 155,496 shares of common stock in accordance with their terms.

In July 2019, we completed an underwritten public offering of 416,315 units (“Units”) and 2,361,462 prefunded units (“Prefunded Units”) at a price of $2.70 per each unit resulting in gross proceeds of approximately $7.5 million. Each Unit was comprised of one share of common stock, one short-term warrant and one long-term warrant. Each Prefunded Unit was comprised of one prefunded-warrant, one short-term warrant and one long-term warrant. The prefunded warrants have an exercise price of $0.0001 per share and are exercisable at any time from issuance until all prefunded warrants are exercised. The short-term and long-term warrants have an exercise price of $2.70 per share and are exercisable immediately. The short-term warrant expires December 31, 2020 and the long-term warrant expires five-years from issuance. The net proceeds of the offering were approximately $6.6 million, after deducting underwriting discounts and commissions and offering expenses. In addition to the above units, the underwriters exercised their option and purchased an additional short-term 416,666 additional short-term and 416,666 additional long-term warrant combinations at the public offering price per share and per warrant combination, before deducting underwriting discounts and commissions. The securities were sold pursuant to a registration statement on Form S-1 (file no. 333- 232273).

Note 5. Property and Equipment

The major classes of property and equipment consist of the following at December 31:

	2019	2018
Furniture and fixtures	$35,407	$35,407
Computers and office equipment	138,897	138,897
Lab equipment	817,149	818,267
	991,453	992,571
Less accumulated depreciation	(950,417)	(902,260)
Property and equipment, net	$41,036	$90,311

The above includes approximately $70,000 of equipment located at our research facility in China. Property and equipment are recorded at cost and are depreciated using the straight-line method over the estimated useful lives of the respective assets. Depreciation expense for the years ended December 31, 2019 and 2018, was approximately $49,000 and $84,000, respectively.

Note 6. Patents

The Company holds patents related to its stem cell and small molecule technologies. Patent costs are capitalized and are being amortized over the life of the patents. The weighted average remaining unamortized life of issued patents was approximately 8.6 years at December 31, 2019. Long-lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less cost to sell. During the years ended December 31, 2019 and 2018, no impairment losses were recognized. The Company’s intangible assets and accumulated amortization consisted of the following at December 31:

	2019	2018
Patent asset	$2,006,443	$2,006,443
Accumulated amortization	(1,337,507)	(1,242,900)
Net intangibles	$668,936	$763,543

Amortization expense for the years ended December 31, 2019 and 2018 was approximately $95,000 and $102,000, respectively. The expected average future annual amortization expense over the next five years is approximately $75,000 based on current balances of our intangible assets.

FINSEN-15

Note 7.  Income Taxes

Our provision for income taxes for the years ended December 31, 2019 and 2018 consists of the following:

	2019	2018
Current provision:
Federal	$-	$-
State	-	-
Foreign	-	-
Total current provision	-	-

Deferred provision (benefit):
Federal	(545,792)	7,726
State	1,001,786	(2,749,386)
Foreign	-	-
Total deferred provision (benefit)	455,994	(2,741,660)
Valuation allowance	(455,994)	2,741,660
Consolidated income tax provision	$-	$-

We provide a full valuation allowance on our net deferred tax assets because management has determined that it is more likely than not that we will not earn income sufficient to realize the deferred tax assets during the asset reversal periods.

The difference between income taxes computed by applying the statutory federal income tax rate to consolidated losses before income taxes and the consolidated provision for income taxes is attributable to the following:

	2019	2018
Federal statutory rate	(21.0%)	(21.0%)
State income taxes, net of Federal benefits	(5.3%)	(5.0%)
Rate changes	(6.4%)	(66.3%)
Change in fair value of liability classified warrants	(1.6%)	(17.3%)
Other, including non-deductible expenses	28.8%	53.9%
Valuation allowance	5.5%	55.7%
Total	0.0%	0.0%

The tax effects of significant temporary differences representing deferred tax assets as of December 31 are:

	2019	2018
Net operating loss carryforwards	$43,190,604	$42,580,533
Stock based compensation expense	2,605,277	2,643,471
Tax credit carryforwards and other	889,372	1,005,255
Gross deferred tax assets	46,685,253	46,229,259

Valuation allowance	(46,685,253)	(46,229,259)
Net deferred tax assets	$-	$-

The Company had Federal net operating loss (“NOL”) carryforwards of approximately $160 million at December 31, 2019 of which $146 million was created prior to 2018 and began expiring in 2019. The Company also has certain Federal tax credit carryforwards that will begin expiring in 2020. The timing and manner in which these net operating loss carryforwards and credits may be used in any year will be limited to the Company’s ability to generate future earnings and also may be limited by certain provisions in the U.S. tax code. The Company has not identified any uncertain tax positions and did not recognize any adjustments for unrecognized tax benefits. The Company remains subject to examination for income tax returns dating back to 2016.

Note 8. Commitments and Contingencies

Leases

We currently operate one facility located in the United States and one facility located in China under leases which are both classified as operating leases.

FINSEN-16

Our corporate offices and primary research facilities are located in Germantown, Maryland, where we lease approximately 1,500 square feet. This lease provides for monthly payments of approximately $5,700 per month. This lease had an initial term of 12 months and expired on December 31, 2019. We are currently operating on a month-to-month lease as we negotiate an extension. We did not establish a right of use (“ROU”) asset or lease liability for this short-term lease.

We also lease approximately 11,300 square feet of research facility in the People’s Republic of China. This lease commenced in September 2019, provides for minimum lease payments of approximately $4,400 per month, expires in September 2024 and provides us with a future first right of refusal for extending the lease beyond its expiration. This lease currently represents our lone long-term operating lease. This new lease obligation resulted in us obtaining an ROU asset of approximately $205,000.

Our long-term operating lease and related sublease for our San Diego facility both terminated in August 2019. We recognized other income of approximately $86,100 from this sublease for the year ended December 31, 2019.

We recognized total rent expense of approximately $194,200 and $164,000 in the years ended December 31, 2019 and 2018, respectively. Included in the 2019 expense is approximately $67,700 relating to our short-term leases. Lease costs, net of sublease income, for the year ended December 31, 2019 consisted of the following:

Operating lease cost	$171,000
Variable lease cost	23,200
Sublease income	(86,100)
Total net lease cost	$108,100

In the year ended December 31, 2019, we established approximately $204,300 of ROU assets as the result of entering into new lease arrangements.

At December 31, 2019, we have approximately $201,700 of ROU assets included in ROU and Other Assets and approximately $180,900 of lease liability the current portion of which is included in Short-term Notes and Other Current Liabilities and the long-term portion of which is included in Lease Liability, Net of Current Portion in our consolidated balance sheets. The lease liability was calculated using a discount rate of 12.75%.

Maturities of our lone long-term operating lease as of December 31, 2019 were as follows:

Future undiscounted cash flows:
2020	$53,503
2021	54,539
2022	56,190
2023	58,027
2024	13,650
Total	235,909
Discount factor	(54,997)
Lease liability	180,912
Less current liability	(32,369)
Non-current lease liability	$148,543

Other

From time to time, we are parties to legal proceedings that we believe to be ordinary, routine litigation incidental to the business. We are currently not a party to any litigation or legal proceeding.

FINSEN-17

Note 9. Related Party Receivable

On August 10, 2016, we entered into a reimbursement agreement with a former executive officer. Pursuant to the reimbursement agreement, the former officer agreed to repay the Company, over a six-year period, approximately $658,000 in expenses that the Company determined to have been improperly paid under the Company's prior expense reimbursement policies.

The $658,000 non-interest-bearing receivable was recorded net of a $199,000 discount to reflect the net present value of the future cash payments.

In March 2019, in conjunction with the former executive officer’s termination, we entered into a consulting agreement and release of claims agreement with the former executive officer. As partial consideration for the release, we modified the reimbursement agreement to change the payment terms, extend the maturity and forgive approximately 50% or $229,000 of the outstanding receivable. At December 31, 2019, $229,000 remains outstanding and is due in installments through July 2025. The Company has concluded that this outstanding balance is not recoverable and recorded an allowance against the entire remaining balance.

Note 10. Subsequent Events

In January 2020, pursuant to the terms of an inducement offer, certain holders of 5,555,554 of our common stock purchase warrants exercised their warrants at an exercise price of $1.36 per share generating approximately $7.6 million of gross proceeds. See Note 4 for additional details over this transaction.

On March 23, 2020, in order to provide the Company with flexibility in inducing new employees, the Board of Directors approved an amendment to the Company’s Inducement Award Stock Option Plan, increasing the number of shares authorized under the plan by 500,000 for an aggregate total of 715,000 shares.

In December 2019 an outbreak of a novel strain of coronavirus originated in Wuhan, China, and has since spread around the world, including to the United States. This outbreak has already resulted in extended shutdowns of many businesses around the world, including in the United States. We cannot presently predict the scope, severity and longevity of any potential business shutdowns or disruptions, but business or economic disruptions as are now being experienced, could adversely affect our ongoing or planned research and development activities as well as the execution of our acquisition and/or in-licensing strategy.

FINSEN-18

Seneca Biopharma, Inc.

Unaudited Condensed Consolidated Balance Sheets

	September 30,	December 31,
	2020	2019

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$12,651,728	$5,114,917
Trade and other receivables	8,779	21,064
Prepaid expenses	1,431,398	510,900
Assets held for sale	899,538	–
Total current assets	14,991,443	5,646,881

Property and equipment, net	15,040	41,036
Patents, net	152,625	668,936
ROU and other assets	10,439	227,036
Total assets	$15,169,547	$6,583,889

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable and accrued expenses	$577,558	$824,406
Accrued bonuses	98,750	135,686
Short-term note and other current liabilities	–	264,665
Liabilities associated with assets held for sale	325,812	–
Total current liabilities	1,002,120	1,224,757

Warrant liabilities, at fair value	44,954	84,596
Lease liability, net of current portion	–	148,543
Total liabilities	1,047,074	1,457,896

Commitments and contingencies (Note 5)

STOCKHOLDERS' EQUITY
Preferred stock, 7,000,000 shares authorized, $0.01 par value; 200,000 shares issued and outstanding at September 30, 2020 and December 31, 2019	2,000	2,000
Common stock, $0.01 par value; 300,000,000 shares authorized, 17,295,703 and 3,866,457 shares issued and outstanding at September 30, 2020 and December 31, 2019, respectively	172,957	38,665
Additional paid-in capital	247,775,027	227,067,058
Accumulated other comprehensive loss	(3,986)	(6,186)
Accumulated deficit	(233,823,525)	(221,975,544)
Total stockholders' equity	14,122,473	5,125,993
Total liabilities and stockholders' equity	$15,169,547	$6,583,889

See accompanying notes to unaudited condensed consolidated financial statements.

FINSEN-19

Seneca Biopharma, Inc.

Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019

Revenues	$2,500	$2,500	$11,020	$12,894

Operating expenses:
Research and development expenses	466,014	825,486	1,608,935	3,294,402
General and administrative expenses	1,880,122	1,301,189	4,683,539	3,217,613
Total operating expenses	2,346,136	2,126,675	6,292,474	6,512,015
Operating loss	(2,343,636)	(2,124,175)	(6,281,454)	(6,499,121)

Other income (expense):
Interest income	7,731	15,234	27,935	55,086
Interest expense	(3,586)	(1,913)	(14,015)	(4,437)
Warrant inducement expense	–	–	(5,620,089)	–
Gain on fair value of liability classified warrants	17,669	320,785	39,642	416,796
Other income (expense)	–	26,935	–	(282,371)
Total other income (expense)	21,814	361,041	(5,566,527)	185,074

Net loss	$(2,321,822)	$(1,763,134)	$(11,847,981)	$(6,314,047)

Net loss per share - basic and diluted	$(0.13)	$(0.59)	$(0.93)	$(4.80)

Weighted average common shares outstanding - basic and diluted	17,306,672	2,975,779	12,713,094	1,316,597

Comprehensive loss:
Net loss	$(2,321,822)	$(1,763,134)	$(11,847,981)	$(6,314,047)
Foreign currency translation adjustment	3,180	(4,501)	2,200	(7,257)
Comprehensive loss	$(2,318,642)	$(1,767,635)	$(11,845,781)	$(6,321,304)

See accompanying notes to unaudited condensed consolidated financial statements.

FINSEN-20

Seneca Biopharma, Inc.

Unaudited Condensed Consolidated Statements of Changes In Stockholders' Equity

	Preferred Stock Shares	Preferred Stock Amount	Common Stock Shares (see Note 1)	Common Stock Amount	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders' Equity
Balance at January 1, 2019	1,000,000	$10,000	910,253	$9,103	$219,654,753	$(413)	$(213,623,893)	$6,049,550
Share-based payments	–	–	–	–	337,966	–	–	337,966
Foreign currency translation adjustments	–	–	–	–	–	(1,743)	–	(1,743)
Net loss	–	–	–	–	–	–	(3,113,992)	(3,113,992)
Balance at March 31, 2019	1,000,000	10,000	910,253	9,103	219,992,719	(2,156)	(216,737,885)	3,271,781
Share-based payments	–	–	–	–	128,778	–	–	128,778
Issuance of common stock for conversion of Series A Preferred Stock	(465,191)	(4,652)	90,419	904	3,748	–	–	–
Issuance of common stock for RSU exercises	–	–	1,126	11	(11)	–	–	–
Foreign currency translation adjustments	–	–	–	–	–	(1,013)	–	(1,013)
Net loss	–	–	–	–	–	–	(1,436,921)	(1,436,921)
Balance at June 30, 2019	534,809	5,348	1,001,798	10,018	220,125,234	(3,169)	(218,174,806)	1,962,625
Share rounding adjustment related to 1:20 reverse stock split	–	–	6,117	61	(61)	–	–	–
Share-based payments	–	–	–	–	294,600	–	–	294,600
Issuance of common stock and warrants from capital raises, net	–	–	416,315	4,163	6,548,679	–	–	6,552,842
Issuance of common stock for conversion of Series A Preferred Stock	(334,809)	(3,348)	65,077	651	2,697	–	–	–
Issuance of restricted stock awards	–	–	15,688	157	(157)	–	–	–
Issuance of common stock for warrant exercises	–	–	1,313,296	13,133	(13,002)	–	–	131
Foreign currency translation adjustments	–	–				(4,501)	–	(4,501)
Net loss	–	–	–	–	–	–	(1,763,134)	(1,763,134)
Balance at September 30, 2019	200,000	$2,000	2,818,291	$28,183	$226,957,990	$(7,670)	$(219,937,940)	$7,042,563

	Preferred Stock Shares	Preferred Stock Amount	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders' Equity
Balance at January 1, 2020	200,000	$2,000	3,866,457	$38,665	$227,067,058	$(6,186)	$(221,975,544)	$5,125,993
Share-based payments	–	–	–	–	75,892	–	–	75,892
Issuance of common stock and inducement warrants for warrant exercises	–	–	5,561,554	55,615	12,296,637	–	–	12,352,252
Foreign currency translation adjustments	–	–	–	–	–	(962)	–	(962)
Net loss	–	–	–	–	–	–	(7,575,218)	(7,575,218)
Balance at March 31, 2020	200,000	2,000	9,428,011	94,280	239,439,587	(7,148)	(229,550,762)	9,977,957
Share-based payments	–	–	–	–	241,247	–	–	241,247
Issuance of common stock and warrants from capital raises, net	–	–	5,000,000	50,000	4,384,354	–	–	4,434,354
Issuance of common stock from exercise of warrants	–	–	2,871,296	28,713	3,502,981	–	–	3,531,694
Issuance of common stock from RSU conversions	–	–	563	6	(6)	–	–	–
Forfeiture of restricted stock awards	–	–	(4,167)	(42)	42	–	–	–
Foreign currency translation adjustments	–	–	–	–	–	(18)	–	(18)
Net loss	–	–	–	–	–	–	(1,950,941)	(1,950,941)
Balance at June 30, 2020	200,000	2,000	17,295,703	172,957	247,568,205	(7,166)	(231,501,703)	16,234,293
Share-based payments	–	–	–	–	206,822	–	–	206,822
Foreign currency translation adjustments	–	–	–	–	–	3,180	–	3,180
Net loss	–	–	–	–	–	–	(2,321,822)	(2,321,822)
Balance at September 30, 2020	200,000	$2,000	17,295,703	$172,957	$247,775,027	$(3,986)	$(233,823,525)	$14,122,473

See accompanying notes to unaudited condensed consolidated financial statements.

FINSEN-21

Seneca Biopharma, Inc.

Unaudited Condensed Consolidated Statements of Cash Flows

	Nine Months Ended September 30,
	2020	2019
Cash flows from operating activities:
Net loss	$(11,847,981)	$(6,314,047)
Adjustments to reconcile net loss to cash used in operating activities:
Depreciation and amortization	82,516	113,735
Share-based compensation expense	523,961	761,344
Allowance for bad debt	–	362,176
Warrant inducement expense	5,620,089	–
Gain on fair value of liability classified warrants	(39,642)	(416,796)

Changes in operating assets and liabilities:
Trade and other receivables	12,285	232,903
Prepaid expenses	(1,059,139)	(235,946)
ROU and other assets	24,207	24,938
Accounts payable and accrued expenses	(84,679)	340,673
Accrued bonuses	(36,936)	–
Other current liabilities	3,860	(48,110)
Lease and other long term liabilities	(29,089)	(27,618)
Net cash used in operating activities	(6,830,548)	(5,206,748)

Cash flows from investing activities:
Net cash provided by investing activities	–	–

Cash flows from financing activities:
Proceeds from sale of common stock, net	11,150,318	6,552,842
Proceeds from warrant exercises	3,547,894	131
Proceeds from short-term note payable	–	414,320
Payments of short-term note payable	(232,296)	(241,061)
Net cash provided by (used in) financing activities	14,465,916	6,726,232
Effects of exchange rates on cash	1,810	(6,758)
Net increase in cash and cash equivalents	7,637,178	1,512,726

Cash and cash equivalents, beginning of period	5,114,917	5,787,110

Cash and cash equivalents, end of period	$12,752,095	$7,299,836

Supplemental disclosure of cash flow information:
Cash paid for interest	$14,015	$4,437

See accompanying notes to unaudited condensed consolidated financial statements.

FINSEN-22

SENECA BIOPHARMA, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2020 AND 2019

Note 1.   Organization, Business and Financial Condition

Nature of Business

In October 2019, we changed our name from Neuralstem, Inc. to Seneca Biopharma, Inc. Seneca Biopharma, Inc. and its subsidiary are referred to as “Seneca,” the “Company,” “us,” or “we” throughout this report. The operations of our wholly-owned and controlled subsidiary located in the People’s Republic of China are consolidated in our condensed consolidated financial statements and all intercompany activity has been eliminated. The Company operates in one business segment.

Seneca Biopharma, Inc., is a clinical-stage biopharmaceutical company developing novel treatments for diseases of high unmet medical need. The Company is in the process of transforming the organization through the acquisition and/or in-licensing of new science and technologies with the goal of developing and providing meaningful therapies for patients.

Consequently, the Company plans to wind down its pre-clinical and clinical programs while seeking to out-license or partner NSI-566 (stem cell) and NSI-189 (small molecule) for further development.

The Company was founded in 1997 and currently has laboratory and office space in Germantown, Maryland and laboratory facilities in the People’s Republic of China. Our operations to date have primarily focused on developing business strategies, raising capital, research and development activities, and conducting pre-clinical testing and human clinical trials of our product candidates.

On July 17, 2019, we effected a 1-for-20 reverse stock split of our common stock. Stockholders’ equity and all references to share and per share amounts in the accompanying unaudited condensed consolidated financial statements have been retroactively adjusted to reflect the 1-for-20 reverse stock split for all periods presented.

Liquidity and Going Concern

The Company has incurred losses since its inception and has not demonstrated an ability to generate significant revenues from the sales of its therapies or services and has not yet achieved profitable operations. There can be no assurance that profitable operations will ever be achieved, or if achieved, could be sustained on a continuing basis. In addition, development activities, clinical and pre-clinical testing, and commercialization of our products will require significant additional financing. These factors create substantial doubt about the Company’s ability to continue as a going concern beyond one year after the date that the unaudited condensed consolidated financial statements are issued. The unaudited condensed consolidated financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern. Accordingly, the unaudited condensed consolidated financial statements have been prepared on a basis that assumes the Company will continue as a going concern and which contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business.

In making this assessment we performed a comprehensive analysis of our current circumstances including: our financial position at September 30, 2020, our cash flow and cash usage forecasts for the period covering one-year from the issuance date of this Quarterly Report filed on Form 10-Q and our current capital structure including outstanding warrants and other equity-based instruments and our obligations and debts.

We expect that our existing cash and cash equivalents as of September 30, 2020 will be sufficient to enable us to fund our anticipated level of operations based on our current operating plans for more than 12 months after this filing. However, we will require additional capital to execute our acquisition and/or in-licensing strategy as well as out-licensing initiatives and to fund our operations. We anticipate raising additional capital through the private and public sales of our equity or debt securities, collaborative arrangements, licensing agreements or a combination thereof. Although management believes that such capital sources will be available, there can be no assurance that any such collaborative or licensing arrangements will be entered into or that financing will be available to us when needed in order to allow us to continue our operations, or if available, on terms acceptable to us. If we do not raise sufficient capital in a timely manner, among other things, we may be forced to license our potential products or technologies to third parties on unfavorable terms or materially curtail our operations. We currently do not have any commitments for future funding from any source.

Based upon our out-licensing strategy, we have greatly reduced our spending on the research, development, pre-clinical and clinical testing of our small molecule and stem cell product candidates and have increased our spending on the evaluation of new assets and technologies with the goal of acquisition and/or development. No assurance can be given that we will be successful in our out-licensing strategy or that we will be able to identify and acquire and/or in-license promising new assets or technologies.

FINSEN-23

Note 2.  Significant Accounting Policies and Basis of Presentation

Basis of Presentation

In management’s opinion, the accompanying interim unaudited condensed consolidated financial statements include all adjustments, consisting of normal recurring adjustments, which are necessary to present fairly our financial position, results of operations and cash flows. The unaudited condensed consolidated balance sheet at December 31, 2019, has been derived from audited consolidated financial statements as of that date. The interim results of operations are not necessarily indicative of the results that may occur for the full fiscal year. Certain information and note disclosures normally included in the consolidated financial statements prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”) have been condensed or omitted pursuant to instructions, rules and regulations prescribed by the U.S. Securities and Exchange Commission (“SEC”). We believe that the disclosures provided herein are adequate to make the information presented not misleading when these unaudited condensed consolidated financial statements are read in conjunction with the Financial Statements and Notes included in our Annual Report on Form 10-K for the year ended December 31, 2019, filed with the SEC, and as may be amended.

Use of Estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The unaudited condensed consolidated financial statements include significant estimates for the expected economic life and value of our licensed technology and related patents, our net operating loss and related valuation allowance for tax purposes, the fair value of our liability classified warrants and our share-based compensation related to employees and directors, consultants and advisors, among other things. Because of the use of estimates inherent in the financial reporting process, actual results could differ significantly from those estimates.

Fair Value Measurements

The carrying amounts of our short-term financial instruments, which primarily include cash and cash equivalents, trade and other receivables, accounts payable and accrued expenses, approximate their fair values due to their short maturities. The fair values of our liability classified warrants were estimated using Level 3 unobservable inputs. See Note 3 for further details.

Foreign Currency Translation

The functional currency of our wholly owned foreign subsidiary is its local currency.  Assets and liabilities of our foreign subsidiary are translated into United States dollars based on exchange rates at the end of the reporting period; income and expense items are translated at the weighted average exchange rates prevailing during the reporting period.  Translation adjustments for our subsidiary are accumulated in other comprehensive income or loss, a component of stockholders' equity.  Transaction gains or losses are included in the determination of net loss.

Cash, Cash Equivalents and Credit Risk

Cash equivalents consist of investments in low risk, highly liquid money market accounts and certificates of deposit with original maturities of 90 days or less. Cash deposited with banks and other financial institutions may exceed the amount of insurance provided on such deposits. If the amount of a deposit at any time exceeds the federally insured amount at a bank, the uninsured portion of the deposit could be lost, in whole or in part, if the bank were to fail.

Financial instruments that potentially subject us to concentrations of credit risk consist primarily of cash equivalents. Our investment policy, approved by our Board of Directors, limits the amount we may invest in any one type of investment issuer, thereby reducing credit risk concentrations. We attempt to limit our credit and liquidity risks through our investment policy and through regular reviews of our portfolio against our policy. To date, we have not experienced any loss or lack of access to cash in our operating accounts or to our cash equivalents.

Cash and cash equivalents at September 30, 2020 consist of approximately $12,651,700 of cash held and used and $100,400 of cash included in disposal group assets held for sale.

Revenue

The Company analyzes contracts to determine the appropriate revenue recognition using the following steps: (i) identification of contracts with customers; (ii) identification of distinct performance obligations in the contract; (iii) determination of contract transaction price; (iv) allocation of contract transaction price to the performance obligations; and (v) determination of revenue recognition based on timing of satisfaction of the performance obligation. The Company recognizes revenues upon the satisfaction of its performance obligation (upon transfer of control of promised goods or services to customers) in an amount that reflects the consideration to which it expects to be entitled to in exchange for those goods or services. Deferred revenue results from cash receipts from or amounts billed to customers in advance of the transfer of control of the promised services to the customer and is recognized as performance obligations are satisfied. When sales commissions or other costs to obtain contracts with customers are considered incremental and recoverable, those costs are deferred and then amortized as selling and marketing expenses on a straight-line basis over an estimated period of benefit.

FINSEN-24

Research and Development

Research and development costs are expensed as they are incurred. Research and development expenses consist primarily of costs associated with the pre-clinical development and clinical trials of our product candidates.  For the nine months ended September 30, 2020 and 2019, we recorded approximately $58,900 and $382,000, respectively of cost reimbursements from our grants as an offset to research and development expenses. The Company evaluated the grants and concluded that, based on the specific terms, they represent a cost reimbursement activity as opposed to a revenue generating activity, and are best reflected as an offset to the underlying research and development expense.

Income (Loss) per Common Share

Basic income (loss) per common share is computed by dividing total net income (loss) available to common stockholders by the weighted average number of common shares outstanding during the period.

For periods of net income when the effects are dilutive, diluted earnings per share is computed by dividing net income available to common stockholders by the weighted average number of shares outstanding and the dilutive impact of all dilutive potential common shares. Dilutive potential common shares consist primarily of convertible preferred stock, stock options, restricted stock units and common stock purchase warrants. The dilutive impact of potential common shares resulting from common stock equivalents is determined by applying the treasury stock method. Our unvested restricted shares contain non-forfeitable rights to dividends, and therefore are considered to be participating securities; the calculation of basic and diluted income per share excludes net income attributable to the unvested restricted shares from the numerator and excludes the impact of the shares from the denominator.

For all periods of net loss, diluted loss per share is calculated similarly to basic loss per share because the impact of all dilutive potential common shares is anti-dilutive due to the net losses; accordingly, diluted loss per share is the same as basic loss per share or the three- and nine-month periods ended September 30, 2020 and 2019. A total of approximately 6.8 and 7.3 million potential dilutive shares have been excluded in the calculation of diluted net income per share for the three- and nine-month periods ended September 30, 2020 and 2019, respectively as their inclusion would be anti-dilutive.

Share-Based Compensation

We account for share-based compensation at fair value; accordingly, we expense the estimated fair value of share-based awards over the requisite service period. Share-based compensation cost for stock options and warrants is generally determined at the grant date using an option pricing model. Option pricing models require us to make assumptions, including expected volatility and expected term of the options. If any of the assumptions we use in the model were to significantly change, share-based compensation expense may be materially different. Share-based compensation cost for restricted stock and restricted stock units is generally determined at the grant date based on the closing price of our common stock on that date. The value of the award is generally recognized as expense on a straight-line basis over the requisite service period.

Intangible and Long-Lived Assets

We assess impairment of our long-lived assets using a "primary asset" approach to determine the cash flow estimation period for a group of assets and liabilities that represents the unit of accounting for a long-lived asset to be held and used. Long-lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. No impairment losses were recognized during the nine-month periods ended September 30, 2020 or 2019.

Income Taxes

We account for income taxes using the asset and liability approach, which requires the recognition of future tax benefits or liabilities on the temporary differences between the financial reporting and tax bases of our assets and liabilities. A valuation allowance is established when necessary to reduce deferred tax assets to the amounts expected to be realized. We also recognize a tax benefit from uncertain tax positions only if it is “more likely than not” that the position is sustainable based on its technical merits. Our policy is to recognize interest and penalties on uncertain tax positions as a component of income tax expense.

Leases

We determine if an arrangement is or contains a lease at its inception. We have made accounting policy elections whereby we (i) do not recognize right-of-use (“ROU”) assets or lease liabilities for our short-term leases (those with original terms of 12-months or less) and (ii) combine lease and non-lease elements of our operating leases. Operating lease ROU assets are included in other noncurrent assets and operating lease liabilities are included in other current liabilities in our condensed consolidated balance sheets. We do not have any finance leases.

ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. Rent expense is recognized on a straight-line basis over the lease term. See Note 5, Commitments and Contingencies, for additional disclosures.

FINSEN-25

Significant New Accounting Pronouncements

Recently Adopted Guidance

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement. This ASU addresses the disclosure requirements for fair value measurements. The guidance intends to improve the effectiveness of the disclosures relating to recurring and nonrecurring fair value measurements. The guidance is effective for fiscal years beginning after December 15, 2019. Portions of the guidance are to be adopted prospectively while other portions are to be adopted retroactively. We adopted this guidance effective January 1, 2020. The adoption did not have a material impact to our consolidated financial statements.

Unadopted Guidance

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses. This ASU relates to measuring credit losses on financial instruments, including trade receivables. The guidance eliminates the probable initial recognition threshold that was previously required prior to recognizing a credit loss on financial instruments. The credit loss estimate can now reflect an entity's current estimate of all future expected credit losses. Under the previous guidance, an entity only considered past events and current conditions. The guidance is effective for smaller reporting companies as defined by the SEC for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years and early adoption is permitted. The adoption of certain amendments of this guidance must be applied on a modified retrospective basis and the adoption of the remaining amendments must be applied on a prospective basis. We currently expect that the adoption of this guidance will likely change the way we assess the collectability of our receivables and recoverability of other financial instruments. We have not yet begun to evaluate the specific impacts of this guidance nor have we determined the manner in which we will adopt this guidance.

In August 2020, the FASB issued ASU No. 2020-06, Debt – Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity’s Own Equity (Subtopic 815-40). This ASC addresses (i) accounting for convertible instruments, (ii) accounting for contracts in an entity’s own equity as derivatives and (iii) earnings per share calculations. The guidance attempts to simplify the accounting for convertible instruments by eliminating the requirement to separate embedded conversion options in certain circumstances. The guidance also provides for updated disclosure requirements for convertible instruments. The guidance further updates the criteria for determining whether a contract in an entity’s own equity can be classified as equity. Lastly, the guidance specifically addresses how to account for the effect of convertible instruments and potential cash settled instruments in calculating diluted earnings per share. The guidance is effective for smaller reporting companies as defined by the SEC for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years and early adoption is permitted. The adoption of this guidance may be applied on a modified retrospective basis or a full retrospective basis. We have not yet begun to evaluate the specific impacts of this guidance nor have we determined the manner in which we will adopt this guidance.

We have reviewed other recent accounting pronouncements and concluded that they are either not applicable to our business, or that no material effect is expected on our condensed consolidated financial statements as a result of future adoption.

Note 3.  Fair Value Measurements

Fair value is the price that would be received from the sale of an asset or paid to transfer a liability assuming an orderly transaction in the most advantageous market at the measurement date. U.S. GAAP establishes a hierarchical disclosure framework which prioritizes and ranks the level of observability of inputs used in measuring fair value. These levels are:

•	Level 1 – inputs are based upon unadjusted quoted prices for identical instruments traded in active markets.

•	Level 2 – inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant inputs are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Where applicable, these models project future cash flows and discount the future amounts to a present value using market-based observable inputs including interest rate curves, foreign exchange rates, and forward and spot prices for currencies and commodities.

•	Level 3 – inputs are generally unobservable and typically reflect management's estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques, including option pricing models and discounted cash flow models.

Financial Assets and Liabilities Measured at Fair Value on a Recurring Basis

We have segregated our financial assets and liabilities that are measured at fair value on a recurring basis into the most appropriate level within the fair value hierarchy based on the inputs used to determine the fair value at the measurement date.

FINSEN-26

At September 30, 2020 and December 31, 2019, we had certain common stock purchase warrants that were originally issued in connection with our May 2016 and August 2017 offerings (See Note 4) that are accounted for as liabilities whose fair value was determined using Level 3 inputs. The following table identifies the carrying amounts of such liabilities:

	Level 1	Level 2	Level 3	Total
Liabilities
Liability classified stock purchase warrants	$–	$–	$84,596	$84,596
Balance at December 31, 2019	$–	$–	$84,596	$84,596

Liability classified stock purchase warrants	$–	$–	$44,954	$44,954
Balance at September 30, 2020	$–	$–	$44,954	$44,954

The following table presents the activity for those items measured at fair value on a recurring basis using Level 3 inputs:

Mark-to-market liabilities - stock purchase warrants
Balance at December 31, 2018	$583,734
Change in fair value - gain	(416,796)
Balance at September 30, 2019	$166,938

Balance at December 31, 2019	$84,596
Change in fair value - gain	(39,642)
Balance at September 30, 2020	$44,954

The (gains) losses resulting from the changes in the fair value of the liability classified warrants are classified as other income or expense in the accompanying unaudited condensed consolidated statements of operations and comprehensive loss. The fair value of the common stock purchase warrants is determined based on the Black-Scholes option pricing model or other option pricing models as appropriate and includes the use of unobservable inputs such as the expected term, anticipated volatility and expected dividends. Changes in any of the assumptions related to the unobservable inputs identified above may change the embedded conversion options’ fair value; increases in expected term, anticipated volatility and expected dividends generally result in increases in fair value, while decreases in these unobservable inputs generally result in decreases in fair value.

For the nine-month period ended September 30, 2020, the change in fair value of our liability classified warrants was primarily due to changes in the underlying price of our common stock partially offset by the adjustment (decrease) to the warrant exercise price as a result of our May 2020 capital raise. For the nine-month period ended September 30, 2019, the changes in fair value of our liability classified warrants are primarily due to changes in the underlying price of our common stock.

Note 4.   Stockholders’ Equity

We have granted share-based compensation awards to employees, board members and service providers. Awards may consist of common stock, restricted common stock, restricted common stock units, common stock purchase warrants, or common stock purchase options. Our common stock purchase options and stock purchase warrants have lives of up to ten years from the grant date. Awards vest either upon the grant date or over varying periods of time. The stock options provide for exercise prices equal to or greater than the fair value of the common stock at the date of the grant. Restricted stock units grant the holder the right to receive fully paid common shares with various restrictions on the holder’s ability to transfer the shares. As of September 30, 2020, we have approximately 7.1 million shares of common stock reserved for issuance upon the granting of awards under our equity incentive plans and the exercise of outstanding equity-linked instruments.

FINSEN-27

We typically record share-based compensation expense on a straight-line basis over the requisite service period. Share-based compensation expenses included in our condensed consolidated statements of operations and comprehensive loss are as follows:

	Three Months Ended September 30,
	2020	2019

Research and development expenses	$26,251	$–
General and administrative expenses	180,571	294,600
Total	$206,822	$294,600

	Nine Months Ended September 30,
	2020	2019

Research and development expenses	$26,251	$200,337
General and administrative expenses	497,710	561,007
Total	$523,961	$761,344

Stock Options

A summary of stock option activity and related information for the nine months ended September 30, 2020 follows:

	Number of Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value

Outstanding at January 1, 2020	271,660	$61.83	7.8	$–
Granted	1,686,466	$0.62
Exercised	–	$–		$–
Forfeited	(157,204)	$15.53
Outstanding at September 30, 2020	1,800,922	$8.55	9.3	$–

Exercisable at September 30, 2020	710,884	$20.63	8.9	$–

Range of Exercise Prices			Number of Options Outstanding	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value
	$0.62		1,686,466	$0.62	9.5	$–
$5.90	-	$6.00	45,378	$5.99	8.8	–
$7.20	-	$8.80	6,380	$8.69	8.4	–
$22.20	-	$80.60	24,488	$31.15	4.8	–
$107.40	-	$1,102.40	38,210	$347.18	2.0	–
			1,800,922	$8.55	9.3	$–

FINSEN-28

The Company uses the Black-Scholes option pricing model for “plain vanilla” options and other pricing models as appropriate to calculate the fair value of options. The Company generally uses the “simplified method” to estimate expected life. Significant assumptions used in these models include:

	Nine Months Ended September 30,
	2020			2019
Annual dividend		-			-
Expected life (in years)	4.0	-	5.2	4.8	-	5.5
Risk free interest rate	0.2%	-	0.3%	1.8%	-	2.5%
Expected volatility	110%	-	111%	97%	-	115%

Options granted in the nine months ended September 30, 2020 and 2019, had a weighted average grant date fair value of $0.52 and $3.45 per share, respectively.

Unrecognized compensation cost for unvested stock option awards outstanding at September 30, 2020 was approximately $587,000 to be recognized over approximately 2.5 years.

In 2019, the Company modified certain awards in conjunction with an employee’s termination. The modification provided for the accelerated vesting of all unvested awards and the extension of the post-employment exercise period. The modifications resulted in approximately $102,000 of additional research and development expenses in the nine months ended September 30, 2019.

RSUs

We have granted restricted stock units (RSUs) to certain employees and board members that entitle the holders to receive shares of our common stock upon vesting and subject to certain restrictions regarding the exercise of the RSUs. The grant date fair value of RSUs is based upon the market price of the underlying common stock on the date of grant.

We granted 24,000 and 4,904 RSU’s in the nine months ended September 30, 2020 and 2019, respectively.

RSUs vesting in the nine months ended September 30, 2020 and 2019 had a total value of approximately $23,400 and $6,400, respectively.

At September 30, 2020, we had 28,904 outstanding RSUs with a weighted average grant date fair value of $1.58 and a total intrinsic value of approximately $16,800. Unrecognized compensation cost for unvested RSUs at September 30, 2020 was approximately $8,000 to be recognized over approximately 0.5 years.

In the nine months ended September 30, 2020, 563 RSU’s with an intrinsic value of approximately $300 were converted. In the nine months ended September 30, 2019, 1,126 RSU’s having an intrinsic value of approximately $10,400 were converted.

Restricted Stock

We have granted restricted stock to certain board members that vest quarterly over the grant year. The grant date fair value of the restricted stock is based upon the market price of the common stock on the date of grant.

No restricted stock was granted in the nine months ended September 30, 2020. In the nine months ended September 30, 2019, we granted 15,688 shares of restricted stock having a weighted average grant date fair value of $5.95.

Restricted stock vesting in the nine months ending September 30, 2020, had a weighted average grant date fair value of $5.90 and a total intrinsic value of approximately $2,600. Restricted stock vesting in the nine months ending September 30, 2019, had a weighted average grant date fair value of $9.73 and a total intrinsic value of approximately $14,500.

No restricted stock was outstanding at September 30, 2020.

Stock Purchase Warrants.

We have issued warrants to purchase common stock to certain officers, directors, stockholders and service providers as well as in conjunction with debt and equity offerings and at various times replacement warrants were issued as an inducement for warrant exercises.

In May 2016 and August 2017, we issued a total of 87,309 and 112,500 common stock purchase warrants, respectively in conjunction with our offerings. Such warrants are classified as liabilities due to the existence of certain net cash settlement provisions contained in the warrants. At September 30, 2020, after giving effect to exercises, 149,136 of these common stock purchase warrants remain outstanding and are recorded at fair value as mark-to-market liabilities (see Note 3). The exercise price for these warrants was decreased to $0.90 per share as a result of our May 2020 capital raise in accordance with their terms.

FINSEN-29

In January 2020, pursuant to the terms of an inducement offer, certain holders of 5,555,554 of our common stock purchase warrants exercised such warrants at an exercise price of $1.36 per share generating approximately $7.6 million of gross proceeds. As an inducement to exercise, we reduced the exercise price on the existing warrants from $2.70 to $1.36 and issued 5,555,554 replacement warrants with an exercise price of $1.23 per share. Of the replacement warrants, 2,777,777 have a two-year term and 2,777,777 have a five-year term. In conjunction with the transaction, we issued to the placement agent 444,445 common stock purchase warrants with an exercise price of $1.70 and a five-year term.

We recognized an expense in the accompanying condensed consolidated statement of operations for the nine months ended September 30, 2020 of approximately $5.6 million representing the fair value of the inducement offer. The fair value is comprised of the fair value of the modification of the original warrants (the reduction in exercise price) and the fair value of the replacement warrants. The fair values were calculated using the Black-Scholes option pricing model.

In conjunction with our May 2020 Offering, we issued to the placement agent 400,000 common stock purchase warrants with an exercise price of $1.25 and a five-year term.

A summary of outstanding warrants at September 30, 2020 follows:

Range of Exercise Prices			Number of Warrants Outstanding	Range of Expiration Dates
$0.90	-	$1.25	3,233,407	May 2021	-	May 2025
$1.70	-	$3.38	1,493,999	December 2020	-	January 2025
$6.00	-	$782.60	199,337	October 2020	-	April 2024
			4,926,743

Preferred and Common Stock

We have outstanding 200,000 shares of Series A 4.5% Convertible Preferred Stock issued in December 2016. Shares of the Series A 4.5% Convertible Preferred Stock are convertible into 38,873 shares of the Company’s common. In April and July 2019, 800,000 Series A 4.5% Convertible Preferred Stock shares were converted into 155,496 shares of common stock in accordance with their terms.

In May 2020, we completed a direct offering of 5,000,000 shares of common stock at a price of $1.00 per each share resulting in gross proceeds of $5.0 million. After deducting placement agent and other expenses related to the offering we received approximately $4.4 million. The securities were sold pursuant to a registration statement on Form S-3 (file no. 333- 218608). In connection with the offering, we issued to the placement agent warrants to purchase 400,000 shares of our common stock at an exercise price of $1.25 per share. The warrants are exercisable immediately and expire 5 years from issuance.

Note 5. Commitments and Contingencies

Leases

We currently operate one facility located in the United States and one facility located in China under leases which are both classified as operating leases.

Our corporate offices and primary research facilities are located in Germantown, Maryland, where we lease approximately 1,500 square feet. This lease provides for monthly payments of approximately $5,600 per month. This lease has an initial term of 12 months and expires on December 31, 2020. We did not establish a right of use (“ROU”) asset or lease liability for this short-term lease.

We also lease approximately 11,300 square feet of research facility in the People’s Republic of China. This lease commenced in September 2019, provides for minimum lease payments of approximately $4,400 per month, expires in September 2024 and provides us with a future first right of refusal for extending the lease beyond its expiration. This lease currently represents our lone long-term operating lease.

Our long-term operating lease and related sublease for our San Diego facility both terminated in August 2019. We recognized other income of approximately $86,100 from this sublease for the nine months ended September 30, 2019.

FINSEN-30

We recognized total rent expense of approximately $91,100 and $164,500 in the nine months ended September 30, 2020 and 2019, respectively. Included in the expense is approximately $50,700 and $83,900 in the nine months ended September 30, 2020 and 2019, respectively relating to our short-term leases. Lease costs, net of sublease income, for the nine months ended September 30 consisted of the following:

	2020	2019
Operating lease cost	$91,100	$141,300
Variable lease cost	–	23,200
Sublease income	–	(86,100)
Total net lease cost	$91,100	$78,400

At September 30, 2020, we have approximately $181,800 of ROU assets included in Disposal Group Assets Held for Sale and approximately $159,400 of lease liability included in Disposal Group Liabilities Associated with Assets Held for Sale in our condensed consolidated balance sheets.

Future payments under our lone long-term operating lease as of September 30, 2020 are as follows:

Future undiscounted cash flows:
2020	*	$12,200
2021		55,900
2022		57,600
2023		59,400
2024		14,000
Total		199,100
Discount factor		(39,700)
Lease liability		159,400
Less current liability		(37,100)
Non-current lease liability		$122,300

* reflects the remaining 3 months of 2020

Other

From time to time, we are parties to legal proceedings that we believe to be ordinary, routine litigation incidental to the business. We are currently not a party to any litigation or legal proceeding.

Note 6. Related Party Receivable

On August 10, 2016, we entered into a reimbursement agreement with a former executive officer. Pursuant to the reimbursement agreement, the former officer agreed to repay the Company, over a six-year period, approximately $658,000 in expenses that the Company determined to have been improperly paid under the Company's prior expense reimbursement policies.

The $658,000 non-interest-bearing receivable was recorded net of a $199,000 discount to reflect the net present value of the future cash payments.

In March 2019, in conjunction with the former executive officer’s termination, we entered into a consulting agreement and release of claims agreement with the former executive officer. As partial consideration for the release, we modified the reimbursement agreement to change the payment terms, extend the maturity and forgive approximately 50% or $229,000 of the outstanding receivable. At September 30, 2020, $229,000 remains outstanding and is due in installments through July 2025. The Company has concluded that this outstanding balance is not recoverable and recorded an allowance against the entire remaining balance.

Note 7. Disposal Group Assets Held for Sale

At September 30, 2020, the Company was in negotiations with an interested third party for the sale of all of its assets and liabilities related to its neural stem cell program (NSI-566). The Company has concluded that it is probable that this sale will be completed within one year and that the assets and liabilities should be classified as a disposal group held for sale in its balance sheet at September 30, 2020. Assets and liabilities classified as held for sale will no longer be depreciated or amortized. Although the Company believes the sale will be consummated and the parties have conceptually agreed on terms, no binding agreements have been entered into and there can be no assurance that the sale will ultimately be consummated or on what terms and conditions.

Based on current negotiations, the Company concluded the net proceeds from the sale are expected to exceed the net carrying value of the assets and liabilities and accordingly, no impairment charge has been recognized as of September 30, 2020.

FINSEN-31

The assets and liabilities classified as a disposal group held for sale are comprised of the following:

September 30, 2020
Cash	$100,367
Prepaid expenses	143,836
Property and equipment, net	1,080
Patents, net	458,738
ROU and other assets	195,517
Disposal group assets held for sale	$899,538

Accounts payable and accrued expenses	$166,373
Lease liabilities	159,439
Disposal group liabilities associated with assets held for sale	$325,812

Note 8. Subsequent Events

None.

FINSEN-32

LEADING BIOSCIENCES, INC.

INDEX TO FINANCIAL STATEMENTS

For the Years Ended December 31, 2019 and 2018

Page(s)

●	Report of Independent Registered Public Accounting Firm	LBSFIN-1

●	Balance Sheets	LBSFIN-2

●	Statements of Operations	LBSFIN-3

●	Statements of Convertible Preferred Stock and Stockholders’ Deficit	LBSFIN-4

●	Statements of Cash Flows	LBSFIN-5

●	Notes to Financial Statements	LBSFIN-6

As of September 30, 2020 (unaudited) and December 31, 2019 and for the Nine Months Ended September 30, 2020 and 2019 (unaudited)

Page(s)

●	Condensed Balance Sheets as of September 30, 2020 (unaudited) and December 31, 2019	LBSFIN-38

●	Condensed Statements of Operations for the nine months ended September 30, 2020 and 2019 (unaudited)	LBSFIN-39

●	Condensed Statements of Convertible Preferred Stock and Stockholders’ Deficit as of September 30, 2020 (unaudited) and September 30, 2019	LBSFIN-40

●	Condensed Statements of Cash Flows for the nine months ended September 30, 2020 and 2019 (unaudited)	LBSFIN-41

●	Notes to Condensed Financial Statements (unaudited)	LBSFIN-42

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors

Leading BioSciences, Inc.

San Diego, California

Opinion on the Consolidated Financial Statements

We have audited the accompanying balance sheets of Leading BioSciences, Inc. (the “Company”) as of December 31, 2019 and 2018, the related statements of operations, convertible preferred stock and stockholders’ deficit, and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2018, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Going Concern Uncertainty

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 1 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ BDO USA, LLP

We have served as the Company’s auditor since 2017.

San Diego, California

December 23, 2020

LBSFIN-1

Leading BioSciences, Inc.
Balance Sheets
(in thousands, except share and per share amounts)

	December 31,
	2019	2018
ASSETS
Current assets:
Cash and cash equivalents	$3,597	$374
Accounts receivable	-	250
Prepaid expenses and other current assets	124	61
Total current assets	3,721	685
Restricted cash	26	-
Right-of-use asset	418	-
Property and equipment, net	2	5
Total assets	$4,167	$690

LIABILITIES, CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$2,047	$2,789
Accrued liabilities	332	249
Accrued compensation and benefits	96	726
Current portion of lease liability	140	-
Current portion of related party notes payable	-	829
Current portion of debt, net	100	3,674
Total current liabilities	2,715	8,267
Non-current portion of lease liability	281	-
Non-current portion of related party notes payable	-	115
Non-current portion of debt, net	-	420
Warrant liability	-	176
Total liabilities	2,996	8,978
Commitments and contingencies (Note 10)

Convertible Preferred Stock:
Series C convertible preferred stock, $0.001 par value; 33,594,625 and 0 shares authorized as of December 31, 2019 and December 31, 2018, respectively; 11,674,131 and 0 shares issued and outstanding at December 31, 2019 and December 31, 2018, respectively; liquidation preference of $10.4 million and $0 as of December 31, 2019 and December 31, 2018, respectively	9,503	-
Series B1 convertible preferred stock, $0.001 par value; 0 and 15,100,000 shares authorized as of December 31, 2019 and December 31, 2018; 0 and 11,762,069 shares issued and outstanding at December 31, 2019 and December 31, 2018, respectively; liquidation preference of $0 and $13.5 million as of December 31, 2019 and December 31, 2018, respectively	-	20,977
Series A2 convertible preferred stock, $0.001 par value; 0 and 1,610,000 shares authorized as of December 31, 2019 and December 31, 2018; 0 and 1,610,000 shares issued and outstanding at December 31, 2019 and December 31, 2018, respectively; liquidation preference of $0 and $8.1 million as of December 31, 2019 and December 31, 2018, respectively	-	8,344
Series A1 convertible preferred stock, $0.001 par value; 0 and 5,250,000 shares authorized as of December 31, 2019 and December 31, 2018; 0 and 5,250,000 shares issued and outstanding at December 31, 2019 and December 31, 2018, respectively; liquidation preference of $0 and $5.3 million as of December 31, 2019 and December 31, 2018, respectively	-	7,589

Stockholders’ deficit:
Common stock, $0.001 par value; 250,000,000 shares authorized as of December 31, 2019 and 2018; 102,029,290 and 46,331,038 shares issued and outstanding at December 31, 2019 and 2018, respectively	102	46
Additional paid-in capital	49,270	2,408
Accumulated deficit	(57,704)	(47,652)
Total stockholders’ deficit	(8,332)	(45,198)
Total liabilities, convertible preferred stock and stockholders’ deficit	$4,167	$690

The accompanying notes are an integral part of these financial statements.

LBSFIN-2

Leading BioSciences, Inc.
Statements of Operations
(in thousands, except share and per share amounts)
	Years ended December 31,
	2019	2018
License revenue	$-	$1,250
Operating Expenses:
Research and development	3,239	751
General and administrative	7,272	3,566
Gain on derecognition of payable	(1,384)	-
Total operating expenses	9,127	4,317
Loss from operations	(9,127)	(3,067)
Other income (expense):
Loss on extinguishment of debt	(1,022)	-
Change in fair value of warrant liability	158	-
Change in fair value of put right	128	-
Interest expense	(250)	(1,418)
Other income	61	1
Total other income (expense), net	(925)	(1,417)
Net loss	$(10,052)	$(4,484)
Net loss attributable to common shareholders	$(10,064)	$(4,484)
Net loss per share attributable to common shareholders, basic and diluted	$(0.11)	$(0.10)
Weighted–average common shares used to compute basic and diluted net loss per share attributable to common shareholders	91,920,704	46,122,381

The accompanying notes are an integral part of these financial statements.

LBSFIN-3

Leading BioSciences, Inc.
Consolidated Statements of Convertible Preferred Stock and Stockholders’ Deficit
(in thousands, except share amounts)

	Series C		Series B1		Series A2		Series A1
	Convertible Preferred Stock		Convertible Preferred Stock		Convertible Preferred Stock		Convertible Preferred Stock		Common Stock		Additional		Total
											Paid-in	Accumulated	Stockholders'
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit
Balance, December 31, 2017	-	$-	11,762,069	$20,977	1,610,000	$8,344	5,250,000	$7,589	46,013,038	$46	$777	$(43,168)	$(42,345)

Stock-based compensation expense	-	-	-	-	-	-	-	-	-	-	1,090	-	1,090
Issuance of common stock for stock option exercises	-	-	-	-	-	-	-	-	318,000	-	207	-	207
Beneficial conversion feature on 2017 Convertible Notes	-	-	-	-	-	-	-	-	-	-	166	-	166
Issuance of warrants related to 2017 Convertible Notes	-	-	-	-	-	-	-	-	-	-	51	-	51
Warrants issuable related to 2017 Convertible Notes	-	-	-	-	-	-	-	-	-	-	87	-	87
Issuance of warrants related to 2018 Secured Notes	-	-	-	-	-	-	-	-	-	-	30		30
Net loss	-	-	-	-	-	-	-	-	-	-	-	(4,484)	(4,484)

Balance, December 31, 2018	-	$-	11,762,069	$20,977	1,610,000	$8,344	5,250,000	$7,589	46,331,038	$46	$2,408	$(47,652)	$(45,198)

Conversion of preferred stock to common stock	-	-	(11,762,069)	(20,977)	(1,610,000)	(8,344)	(5,250,000)	(7,589)	44,163,938	44	36,866	-	36,910
Issuance of Series C Convertible Preferred Stock, net of issuance costs of $215	11,674,131	9,503	-	-	-	-	-	-	-	-	-	-	-
Issuance of common stock warrants in connection with Series C financing	-	-	-	-	-	-	-	-	-	-	628	-	628
Reclassification of warrant liability to equity	-	-	-	-	-	-	-	-	-	-	101	-	101
Conversion of debt and interest to common stock	-	-	-	-	-	-	-	-	11,479,748	12	5,962	-	5,974
Stock-based compensation expense	-	-	-	-	-	-	-	-	-	-	3,325	-	3,325
Reclassification of option award from equity to liability for related party (Note 7)	-	-	-	-	-	-	-	-	-	-	(128)	-	(128)
Termination of tranche right liability	-	-	-	-	-	-	-	-	-	-	79	-	79
Issuance of common stock for stock option exercises	-	-	-	-	-	-	-	-	44,800	-	18	-	18
Issuance of common stock for vendor payments	-	-	-	-	-	-	-	-	9,766	-	11	-	11
Net loss	-	-	-	-	-	-	-	-	-	-	-	(10,052)	(10,052)

Balance, December 31, 2019	11,674,131	$9,503	-	$-	-	$-	-	$-	102,029,290	$102	$49,270	$(57,704)	$(8,332)

The accompanying notes are an integral part of these financial statements.

LBSFIN-4

Leading BioSciences, Inc.
Statements of Cash Flows
(In thousands)

	Years Ended December 31,
	2019	2018
Cash flows from operating activities
Net loss	$(10,052)	$(4,484)
Adjustments to reconcile net loss to net cash used operating activities:
Depreciation	3	3
Gain on derecognition of payable	(1,384)	-
Accretion of debt discount and non-cash interest expense	166	1,034
Change in fair value of warrant liability	(158)	-
Change in fair value of put right	(128)	-
Non-cash lease expense	54	-
Accrued and unpaid interest	51	247
Stock-based compensation	3,325	1,090
Loss on extinguishment of debt	1,022	-
Changes in operating assets and liabilities:
Accounts receivable	250	(250)
Prepaid expenses and other assets	(63)	(19)
Accounts payable and accrued liabilities	836	86
Accrued compensation	(630)	276
Change in lease liability	(51)	-
Other liabilities	-	(3)
Net cash used in operating activities	(6,759)	(2,020)

Cash flows from investing activities
Purchases of property and equipment	-	(5)
Net cash used in investing activities	-	(5)

Cash flows from financing activities
Proceeds from issuance of Series C, warrants and tranche right, net of issuance costs	10,210	-
Payments on related party notes	(116)	-
Proceeds from exercise of stock options	18	207
Proceeds from issuance of 2017 convertible notes	-	225
Proceeds from issuance of 2018 convertible notes	270	570
Proceeds from issuance of 2018 secured notes	-	950
Payments on note payable	-	(254)
Payments on promissory note	(374)	(134)
Net cash provided by financing activities	10,008	1,564

Net change in cash, cash equivalents and restricted cash	3,249	(461)
Cash, cash equivalents and restricted cash, beginning of period	374	835
Cash, cash equivalents and restricted cash, end of period	$3,623	$374

Reconciliation of cash, cash equivalents and restricted cash to the balance sheets
Cash and cash equivalents	3,597	374
Restricted cash	26	-
Total cash, cash equivalents and restricted cash	$3,623	$374

Supplemental disclosure of cash flows:
Interest paid	$35	$124

Supplemental disclosures of non-cash investing and financing activities:
Debt discount for issuance of warrants	83	345
Beneficial conversion feature on 2017 Convertible Note	-	166
Warrants issued with Series C Convertible Preferred Stock	628	-
Operating lease liabilities arising from obtaining right-of-use assets	472	-
Derivative liability issued with Series C Convertible Preferred Stock	79	-
Issuance of common stock upon conversion of preferred stock	36,910	-
Issuance of common stock upon conversion of debt and interest	5,974	-
Deemed dividend on warrant’s down-round feature	12	-
Issuance of promissory note for settlement of trade payables	100	-
Issuance of common stock for settlement of trade payables	11	-
Termination of tranche right liability issued with Series C Convertible Preferred Stock	(79)	-

The accompanying notes are an integral part of these financial statements.

LBSFIN-5

Leading BioSciences, Inc.

Notes to Financial Statements

1.	Organization, Business and Basis of Presentation

Description of Business

Leading BioSciences, Inc. (“LBS” or the “Company”) is a clinical-stage biopharmaceutical company focused on the discovery and development of innovative therapies to improve the lives of patients affected by a broad range of diseases and conditions triggered by gastrointestinal dysregulation. The Company is on the forefront of elucidating the role the gut plays in driving multiple disease states and conditions inside and outside the gastrointestinal tract. The Company is applying this knowledge and its industry experience to develop oral small-molecule drugs to maintain the integrity of the gut epithelial barrier, microbiome, and gut immune cells to improve acute and chronic Gastrobiome™-mediated outcomes. The Company’s initial focus is combatting the interruption of GI function (ileus) following major surgery to reduce recovery times and shorten patients’ length of stay in the hospital. The Company’s programs have the potential to prevent the formation of post-operative adhesions, as well as to address the myriad of health conditions and complications associated with chronic disruption of the intestinal mucosal barrier. The Company was incorporated in the state of Delaware on September 6, 2011, and is based in Carlsbad, California.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that impact the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities in the Company’s financial statements and accompanying notes. The most significant estimates in the Company’s financial statements relate to revenue, stock-based compensation valuation and warrant liabilities valuation. Although these estimates are based on the Company’s knowledge of current events and actions it may undertake in the future, actual results may materially differ from these estimates and assumptions.

Segment Information

Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision maker, the Chief Executive Officer, in making decisions regarding resource allocation and assessing performance. The Company views its operations and manages its business as one operating segment.

Liquidity and Going Concern

The Company has a limited operating history and the sales and income potential of the Company’s business and market are unproven. The Company has experienced losses and negative cash flows from operations since its inception. At December 31, 2019, the Company had an accumulated deficit of $57.7 million and cash and cash equivalents of $3.6 million. The Company expects to continue to incur losses into the foreseeable future. The successful transition to attaining profitable operations is dependent upon achieving a level of revenues adequate to support the Company’s cost structure.

Historically, the Company has funded its operations primarily through a combination of debt and equity financings. In 2019, the Company received net proceeds of $10.2 million from the issuance of its Series C Convertible Preferred Stock, net of issuance costs of $0.2 million (Note 5). Management’s plans continue to be focused on raising additional capital or other financings, such as potential partnering events of the Company’s existing technology (Note 14). However, no assurance can be given at this time as to whether the Company will achieve these objectives. Based on the Company’s current business plan, management believes that existing cash and cash equivalents will not be sufficient to fund the Company’s obligations for at least 12 months from the date of issuance of these financial statements. The Company’s ability to execute its operating plan depends on its ability to obtain additional funding through equity offerings, debt financings or potential licensing and collaboration arrangements. The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business. However, the Company’s current working capital, anticipated operating expenses and net losses raise substantial doubt about its ability to continue as a going concern for a period of one year following the date that these financial statements are issued. The financial statements do not include any adjustments for the recovery and classification of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

LBSFIN-6

The Company plans to continue to fund its operations through cash and cash equivalents on hand, as well as through future equity offerings, debt financings, other third-party funding, and potential licensing or collaboration arrangements. There can be no assurance that additional funds will be available when needed from any source or, if available, will be available on terms that are acceptable to the Company. Even if the Company raises additional capital, it may also be required to modify, delay or abandon some of its plans which could have a material adverse effect on the Company’s business, operating results and financial condition and the Company’s ability to achieve its intended business objectives. Any of these actions could materially harm the Company’s business, results of operations and future prospects.

2.	Summary of Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents represent cash available in readily available checking and money market accounts. The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

Restricted Cash

The Company held restricted cash of $26,000 at December 31, 2019 in a separate restricted bank account as collateral for the Company’s corporate credit card program. The Company has classified these deposits as long-term restricted cash on its balance sheet.

Concentration of Credit Risk

Financial instruments, which potentially subject the Company to concentration of credit risk, consist primarily of cash and cash equivalents. The Company maintains deposits in federally insured financial institutions and in money market accounts, and at times, balances may be in excess of federally insured limits. Management believes that the Company is not exposed to significant credit risk due to the financial position of the depository institutions in which those deposits are held nor has the Company experienced any losses in these accounts.

Property and Equipment, Net

Property and equipment, which consist of computers, are stated at cost less accumulated depreciation. Depreciation is recognized using the straight-line method over the estimated useful lives of the assets (approximately 3 years). Repair and maintenance costs that do not improve service potential or extend economic life are expensed as incurred.

Convertible Preferred Stock

The Company’s Series A1, A2, B1 and C preferred stock (the “Convertible Preferred Stock”) has been classified as temporary equity in the accompanying balance sheets in accordance with authoritative guidance for the classification and measurement of potentially redeemable securities whose redemption is based upon certain change in control events outside of the Company’s control, including the sale or transfer of control of the Company. The Company has determined not to adjust the carrying values of the Convertible Preferred Stock to the liquidation preferences of such shares because the occurrence of any such deemed liquidation event is not probable.

LBSFIN-7

Fair Value of Financial Instruments

The Company’s financial instruments consist principally of cash equivalents, restricted cash, accounts receivable, accounts payable, accrued liabilities, and debt. The carrying amounts of financial instruments such as cash equivalents, accounts receivable, accounts payable, and accrued liabilities approximate their related fair values due to the short-term nature of these instruments. The carrying value of the Company’s current and non-current debt approximates its fair value due to the market rate of interest. The Company’s derivative financial instruments are carried at fair value based on unobservable market inputs. None of the Company’s non-financial assets or liabilities are recorded at fair value on a non-recurring basis.

Derivative Financial Instruments

The Company does not use derivative instruments to hedge exposures to cash flow, market, or foreign currency risks. The Company evaluates all of its financial instruments, including warrants, to determine if such instruments are derivatives or contain features that qualify as embedded derivatives. The Company values its derivatives using the Black-Scholes option-pricing model or other acceptable valuation models. Derivative instruments are valued at inception and subsequent valuation dates. The classification of derivative instruments, including whether such instruments should be recorded as liabilities, is re-assessed at the end of each reporting period.

The Company reviews the terms of convertible and secured debt, equity instruments and other financing arrangements to determine whether there are embedded derivative instruments, including embedded conversion options that are required to be bifurcated and accounted for separately as a derivative financial instrument. Additionally, in connection with the issuance of financing instruments, the Company may issue freestanding options and warrants, including options or warrants to non-employees in exchange for consulting or other services performed.

The Company accounts for common stock warrants in accordance with Accounting Standards Codification (“ASC”) ASC Topic 815, Derivatives and Hedging (“ASC 815”). Based upon the provisions of ASC 815, the Company accounts for common stock warrants as liabilities if the warrant requires net cash settlement or gives the holder the option of net cash settlement or it fails the equity classification criteria. The Company accounts for common stock warrants as equity if the contract requires physical settlement or net physical settlement or if the Company has the option of physical settlement or net physical settlement and the warrants meet the requirements to be classified as equity. Common stock warrants classified as liabilities are initially recorded at fair value and remeasured at fair value each balance sheet date with the offset adjustments recorded in change in fair value of warrant liability within the statements of operations. Common stock warrants classified as equity are initially measured at fair value on the grant date and are not subsequently remeasured.

Revenue Recognition

The Company has entered into research and development collaborations, which may include research and development services and licenses of internally developed technologies. The Company recognizes revenues when customers obtain control of promised goods or services, in an amount that reflects the consideration which it expects to receive in exchange for those goods or services. The Company recognizes revenues following the five step model prescribed under ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”): (i) identify contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenues when (or as) the Company satisfies the performance obligation.

Identify the Contract with a Customer

A customer is a party that has entered into a contract with the Company, where the purpose of the contract is to obtain a product or a service that is an output of the Company’s ordinary activities in exchange for consideration. To be considered a contract, (i) the contract must be approved (in writing, orally, or in accordance with other customary business practices), (ii) each party’s rights regarding the product or the service to be transferred can be identified, (iii) the payment terms for the product or the service to be transferred can be identified, (iv) the contract must have commercial substance (that is, the risk, timing or amount of future cash flows is expected to change as a result of the contract), and (v) it is probable that the Company will collect substantially all of the consideration to which it is entitled to receive in exchange for the transfer of the product or the service.

LBSFIN-8

Identify the Performance Obligations in the Contract

A performance obligation is defined as a promise to transfer a product or a service to a customer. The Company identifies each promise to transfer a product or a service (or a bundle of products or services, or a series of products and services that are substantially the same and have the same pattern of transfer) that is distinct. A product or a service is distinct if both (i) the customer can benefit from the product or the service either on its own or together with other resources that are readily available to the customer and (ii) the Company’s promise to transfer the product or the service to the customer is separately identifiable from other promises in the contract. Each distinct promise to transfer a product or a service is a unit of accounting for revenue recognition. The determination of whether performance obligations in a contract are distinct may require significant judgment. If a promise to transfer a product or a service is not separately identifiable from other promises in the contract, such promises should be combined into a single performance obligation.

Determine the Transaction Price

The transaction price is the amount of consideration the Company is entitled to receive in exchange for the transfer of control of a product or a service to a customer. To determine the transaction price, the Company considers the existence of any significant financing component, the effects of any variable elements, noncash considerations and consideration payable to the customer. If a significant financing component exists, the transaction price is adjusted for the time value of money. If an element of variability exists, the Company must estimate the consideration it expects to receive and uses that amount as the basis for recognizing revenue as the product or the service is transferred to the customer. There are two methods for determining the amount of variable consideration: (i) the expected value method, which is the sum of probability-weighted amounts in a range of possible consideration amounts, and (ii) the mostly likely amount method, which identifies the single most likely amount in a range of possible consideration amounts.

Payments received under commercial arrangements, such as licensing technology rights, may include non-refundable fees at the inception of the arrangements, co-development reimbursements, milestone payments for specific achievements designated in the agreements, and royalties on the sale of products. At the inception of arrangements that include milestone payments, we use judgment to evaluate whether the milestones are probable of being achieved and we estimate the amount to include in the transaction price using the most likely method. If it is probable that a significant revenue reversal will not occur, the estimated amount is included in the transaction price. Milestone payments that are not within our or the licensee’s control, such as regulatory approvals, are not included in the transaction price until those approvals are received. At the end of each reporting period, we re-evaluate the probability of achievement of development milestones and any related constraint and, as necessary, we adjust our estimate of the overall transaction price. Any adjustments are recorded on a cumulative catch-up basis, which would affect revenues and earnings in the period of adjustment. To date, we have not recognized any material cumulative catch-up adjustments from changes in our estimate of the transaction price.

Allocate the Transaction Price to the Performance Obligations in the Contract

If a contract has multiple performance obligations, the Company allocates the transaction price to each distinct performance obligation in an amount that reflects the consideration the Company is entitled to receive in exchange for satisfying each distinct performance obligation. For each distinct performance obligation, revenue is recognized when (or as) the Company transfers control of the product or the service applicable to such performance obligation.

Recognize Revenue

The Company recognizes revenue when, or as, it satisfies a performance obligation by transferring a promised good or service to a customer and the customer obtains control of the good or service. Revenue related to the grant of a license that is a distinct performance obligation and that is deemed to be functional IP is recognized at the point in time that the Company has the right to payment for the license, the customer has legal title to the license and can direct the use of the license, the customer has the significant risks and rewards of ownership of the license and the customer has accepted the asset (i.e., license) by signing the license agreement.

LBSFIN-9

Revenues recognized in 2018 related to collaboration and licensing arrangements are described further in Note 9.

Research and Development Costs

Research and development expenses consist primarily of salaries and other personnel related expenses including stock-based compensation costs, preclinical costs, clinical trial costs, costs related to acquiring and manufacturing clinical trial materials, contract services, facilities costs, overhead costs, and depreciation. All research and development costs are expensed as incurred. The Company recorded research and development Costs of $3.2 million and $0.8 million for the years ended December 31, 2019 and 2018, respectively.

Clinical Trial Expenses

Expenses related to clinical studies are based on estimates of the services received and efforts expended pursuant to the Company’s contract arrangements. The financial terms of these agreements are subject to negotiation, vary from contract to contract and may result in uneven payment flows. There may be instances in which payments made to the Company’s service providers will temporarily exceed the level of services provided and result in a prepayment of the clinical expense. Payments under some of these contracts depend on factors such as the successful enrollment of patients, site initiation and the completion of clinical milestones. The Company makes estimates of its accrued expenses as of each balance sheet date in its financial statements based on facts and circumstances known at that time. In accruing service fees, the Company estimates the time period over which services will be performed and the level of effort to be expended in each period. If the actual timing of the performance of services or the level of effort varies from its estimate, the Company adjusts the accrual or prepaid expense balance accordingly. Historically, the Company’s estimated accrued liabilities have materially approximated actual expense incurred. Clinical trial expenses are included in research and development expense for the years ended December 31, 2019 and 2018, respectively.

Patent Costs

Costs related to filing and pursuing patent applications (including direct application fees, and the legal and consulting expenses related to making such applications) are expensed as incurred, as recoverability of such expenditures is uncertain. Patent costs are included in general and administrative expenses for the years ended December 31, 2019 and 2018, respectively.

Debt Issuance Costs

Debt issuance costs incurred to obtain debt financing are deferred and are amortized over the term of the debt using the effective interest method. The costs are recorded as a reduction to the carrying value of the debt and the amortization expense are included in interest expense for the years ended December 31, 2019 and 2018, respectively.

Income Taxes

The Company follows the Financial Accounting Standards Board (“FASB”) ASC 740, Income Taxes, or ASC 740, in reporting deferred income taxes. ASC 740 requires a company to recognize deferred tax assets and liabilities for expected future income tax consequences of events that have been recognized in the Company’s financial statements. Under this method, deferred tax assets and liabilities are determined based on temporary differences between financial statement carrying amounts and the tax basis of assets and liabilities using enacted tax rates in the years in which the temporary differences are expected to reverse. Valuation allowances are provided if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

LBSFIN-10

The Company accounts for uncertain tax positions pursuant to ASC 740, which prescribes a recognition threshold and measurement process for financial statement recognition of uncertain tax positions taken or expected to be taken in a tax return. If the tax position meets this threshold, the benefit to be recognized is measured as the tax benefit having the highest likelihood of being realized upon ultimate settlement with the taxing authority. The Company recognizes interest accrued related to unrecognized tax benefits and penalties in the provision for income taxes.

On December 22, 2017, the U.S. enacted the Tax Cuts and Jobs Act (the “Tax Act”), which among other provisions, reduced the U.S. corporate tax rate from 35% to 21%, effective January 1, 2018. Due to the timing of the enactment and the complexity involved in applying the provisions of the Tax Act, the Company made reasonable estimates of the effects and recorded provisional amounts, offset with valuation allowances, in its financial statements as of December 31, 2017. At December 31, 2018, the Company has completed its assessment of the impact of the Tax Act. At December 31, 2018, there were no material changes from the provisional amounts recorded for the year ended December 31, 2017.

Stock-Based Compensation

Stock-based compensation expense represents the cost of the grant date fair value of employee stock option grants recognized over the requisite service period of the awards (usually the vesting period) on a straight-line basis. The Company recognizes forfeitures as they occur as a reduction of expense. Stock options granted to non-employees are accounted for the same as employee grants in accordance with ASU 2018-07 Compensation-Stock Compensation (Topic 718): Improvements to non-employee share-based payment accounting. The Company estimates the fair value of employee and non-employee stock option grants using the Black-Scholes option pricing model.

Net Loss Per Share

In periods of net loss, basic loss per share is computed by dividing net loss available to common stockholders by the weighted average number of shares of common stock outstanding during the period. The Convertible Preferred Stock contains non-forfeitable rights to dividends with the common stockholders, and therefore are considered to be participating securities. In periods of net income, the calculation of basic earnings per share excludes from the numerator net income attributable to the Convertible Preferred Stock and excludes the impact of those shares from the denominator. The Convertible Preferred Stock does not have a contractual obligation to fund the losses of the Company; and therefore, the application of the “two class method” is not required when the Company is in a net loss position.

For periods of net loss, diluted loss per share is calculated similarly to basic loss per share because the impact of all potential dilutive common shares is anti-dilutive. For periods of net income, diluted earnings per share is computed using the more dilutive of the “two class method” or the “if converted method.” Dilutive earnings per share under the “two class method” is calculated by dividing net income available to common stockholders as adjusted for the participating impacts of the Convertible Preferred Stock, by the weighted-average number of shares outstanding plus the dilutive impact of all other potential dilutive common shares. Dilutive earnings per share under the “if converted method” is calculated by dividing net income available to common stockholders by the weighted-average number of shares outstanding plus the dilutive impact of all potential dilutive common shares.

The Company has calculated basic and diluted loss per share as follows:

(In thousands - except per share amounts)

	Years ended December 31,
	2019	2018
Numerator
Net loss	$(10,052)	$(4,484)
Less: deemed dividend on freestanding warrant down round feature	(12)	-
Net loss attributable to common shareholders	$(10,064)	$(4,484)

Denominator
Basic and diluted weighted average shares outstanding	91,921	46,122

Net loss per share attributable to common shareholders, basic and diluted	$(0.11)	$(0.10)

LBSFIN-11

As a result of incurring net losses for the years ended December 31, 2019 and 2018, the following potential shares of common stock were excluded from diluted loss per share because the effects would have been antidilutive:

(in thousands)	Years ended December 31,
	2019	2018
Employee stock options	27,551	16,817
Warrants for common stock	3,672	1,542
Series A1 convertible preferred stock (a)	1,927	10,500
Series A2 convertible preferred stock (a)	1,773	9,660
Series B1 convertible preferred stock (a)	4,406	24,004
Series C convertible preferred stock (b)	8,118	-
2017 convertible notes (a)	1,228	7,237
2018 convertible notes (a)	261	207
Total	48,936	69,967

(a)	The calculation of this dilutive instrument’s weighted average term outstanding for the year ended December 31, 2019 includes the pro-rated term for the period January 1, 2019 through March 8, 2019, at which point these instruments all converted into shares of common stock of the Company pursuant to the Series C Financing (as defined below) (Note 5).

(b)	The calculation of this dilutive instrument’s shares is based on a weighted average term outstanding for the year ended December 31, 2019.

Comprehensive Loss

Comprehensive loss is defined as a change in equity during a period from transactions and other events and circumstances from non-owner sources. The Company’s comprehensive loss was the same as its reported net loss for all periods presented.

Recently Adopted Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update (“ASU”) 2014-09 related to ASC Topic 606, Revenue from Contracts with Customers, which created a single, principle-based revenue recognition model that will supersede and replace nearly all existing U.S. GAAP revenue recognition guidance. Entities will recognize revenue in a manner that depicts the transfer of goods or services to customers and reflects the amount of the consideration which the entity expects to be entitled to receive in exchange for those goods or services. The model provides that entities follow five steps: (i) identify the contract with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations, and (v) recognize revenue when (or as) the customer obtains control of the product or service. For public business entities, ASU 2014-09 is effective beginning in the first quarter of 2018 using one of two prescribed transition methods: retrospectively to each prior reporting period presented (full retrospective method), or retrospectively with the cumulative effect of initially applying the guidance recognized at the date of initial application (the cumulative catch-up transition method). In March 2016, the FASB issued ASU 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net), which clarifies the principal versus agent guidance in the new revenue recognition standard. In April 2016, the FASB issued ASU 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing, which clarifies the guidance on accounting for licenses of intellectual property (IP) and identifying performance obligations in the new revenue recognition standard. In May 2016, the FASB issued ASU 2016-12, Revenue from Contracts with Customers (Topic 606): Narrow Scope Improvements and Practical Expedients, which does not change the core principles of the guidance in Topic 606, but further clarifies and improves various narrow aspects of Topic 606. In December 2017, the FASB issued ASU 2016-20, Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers, which clarifies the codification and corrects unintended application of Topic 606. The Company adopted ASU 2014-09 and its related amendments in the first quarter of 2018 using the full retrospective method. The Company has evaluated the effect that the updated standard had on its internal processes, financial statements and related disclosures, and has determined that the adoption did not have a material impact on the Company’s historical financial statements.

LBSFIN-12

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). This guidance requires lessees to recognize leases on the balance sheet and disclose key information about leasing arrangements. ASU 2016-02 establishes a right-of-use model (“ROU”) that requires a lessee to recognize an ROU asset and lease liability on the balance sheet for all leases with a term longer than 12 months. The Company adopted this standard effective January 1, 2019, as required, retrospectively through a cumulative effect adjustment. The new standard provides a number of optional practical expedients in transition. The Company elected the “package of practical expedients,” which permits the Company not to reassess, under ASU 2016-02, prior conclusions about lease identification, lease classification and initial direct costs. The new standard also provides practical expedients for an entity’s ongoing accounting. The Company elected to utilize the short-term lease recognition exemption for all leases that qualify. This means, for those short-term leases that qualify, the Company will not recognize ROU assets or lease liabilities. The Company also elected not to separate lease and non-lease components for facility leases. Adoption of this guidance did result in a material impact on our financial statements (Note 10).

In March 2016, the FASB issued ASU No. 2016-09, Compensation — Stock Compensation: Improvements to Employee Share-Based Payment Accounting, which simplifies several aspects of the accounting for share-based payment transactions including the classification of awards as either equity or liabilities and classification on the statement of cash flows. The Company adopted ASU 2016-09 in the first quarter of 2018. The Company has evaluated the effect that the updated standard had on its internal processes, financial statements and related disclosures, and has determined that the adoption did not have a material impact on the Company’s historical financial statements.

In May 2017, the FASB issued ASU No. 2017-09, Compensation — Stock Compensation (Topic 718): Scope of Modification Accounting. ASU 2017-09 provides clarity on the accounting for modifications of stock-based awards. ASU 2017-09 requires adoption on a prospective basis in the annual and interim periods for fiscal years beginning after December 15, 2017 for share-based payment awards modified on or after the adoption date. The Company adopted ASU 2017-09 in the first quarter of 2018. The Company has evaluated the effect that the updated standard had on its internal processes, financial statements and related disclosures, and has determined that the adoption did not have a material impact on the Company’s historical financial statements.

During 2018, the FASB issued ASU 2018-07, Improvements to Nonemployee Share-Based Payment Accounting, which expanded the scope of Topic 718 to include share-based payment transactions for acquiring goods and services from non-employees. Under the ASU, the guidance on such payments to non-employees is aligned with the accounting for share-based payments granted to employees, including the measurement of equity-classified awards, which is fixed at the grant date under the new guidance. The updated guidance is effective for interim and annual periods beginning after December 15, 2018, and early adoption is permitted. The Company early adopted ASU 2018-07 in the first quarter of 2018. The Company has evaluated the effect that the updated standard had on its internal processes, financial statements and related disclosures, and has determined that the adoption did not have a material impact on the Company’s historical financial statements.

Recently Issued Accounting Pronouncements

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). The ASU introduced a new credit loss methodology, the Current Expected Credit Losses (“CECL”) methodology, which requires earlier recognition of credit losses, while also providing additional transparency about credit risk. The CECL methodology utilizes a lifetime “expected credit loss” measurement objective for the recognition of credit losses for loans, held-to maturity debt securities, trade receivables and other receivables measured at amortized cost at the time the financial asset is originated or acquired. Subsequent to the issuance of ASU 2016-13, the FASB issued several additional ASUs to clarify implementation guidance, provide narrow-scope improvements and provide additional disclosure guidance. In November 2019, the FASB issued an amendment making this ASU effective for fiscal years beginning after December 15, 2022 for smaller reporting companies. The Company is currently evaluating the potential impact that this standard may have on its financial statements and related disclosures.

LBSFIN-13

In August 2018, the FASB issued ASU 2018-13, Changes to the Disclosure Requirements for Fair Value Measurement, which modifies certain disclosure requirements on fair value measurements. The updated guidance is effective for interim and annual periods beginning after December 15, 2019, and early adoption is permitted. The Company is currently evaluating the impact of the adoption of this standard on its financial statements.

In November 2018, the FASB issued ASU 2018-18, which clarifies the interaction between ASC Topic 808, Collaborative Arrangements, and ASC Topic 606, Revenue from Contracts with Customers. The guidance, among other items, clarifies that certain transactions between collaborative participants should be accounted for as revenue under Topic 606 when the collaborative arrangement participant is a customer in the context of a unit of account. ASU 2018-18 is effective for fiscal years beginning after December 15, 2019. The Company is currently evaluating the impact of the adoption of this standard on its financial statements.

In December 2019, the FASB issued ASU No. 2019-12, Simplifying the Accounting for Income Taxes, as part of its initiative to reduce complexity in accounting standards. The amendments in the ASU are effective for fiscal years beginning after December 15, 2020, including interim periods therein. Early adoption of the standard is permitted, including adoption in interim or annual periods for which financial statements have not yet been issued. We have not early adopted this ASU for 2019. The Company is currently evaluating the impact of the adoption of this standard on its financial statements.

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting. The ASU provides optional guidance to ease the potential burden in accounting for reference rate reform on financial reporting in response to the risk of cessation of the London Interbank Offered Rate (“LIBOR”). This amendment provides for optional expedients and exceptions for applying generally accepted accounting principles to contracts and hedging relationships that are affected by LIBOR and other reference rates. The ASU generally allows for hedge accounting to continue if the hedge was highly effective or met other standards prior to reference rate reform. Entities are permitted to apply the amendments to all contracts, cash flow and net investment hedge relationships that exist as of March 12, 2020. The relief provided in this ASU is only available for a limited time, generally through December 31, 2022. The Company is currently evaluating the impact of the adoption of this standard on its financial statements.

In August 2020, FASB issued ASU 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, which, among other things, provides guidance on how to account for contracts on an entity’s own equity. This ASU simplifies the accounting for certain financial instruments with characteristics of liabilities and equity. Specifically, the ASU eliminated the need for the Company to assess whether a contract on the entity’s own equity (1) permits settlement in unregistered shares, (2) whether counterparty rights rank higher shareholder’s rights, and (3) whether collateral is required. In addition, the ASU requires incremental disclosure related to contracts on the entity’s own equity and clarifies the treatment of certain financial instruments accounted for under this ASU on earnings per share. This ASU may be applied on a full retrospective or modified retrospective basis. For smaller reporting companies, this ASU is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption of the ASU is permitted for fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. The Company is currently evaluating the potential impact that this standard may have on its financial statements and related disclosures.

3.	Fair Value Measurements

The Company follows ASC 820-10, Fair Value Measurements and Disclosures, which among other things, defines fair value, establishes a consistent framework for measuring fair value and expands disclosure for each major asset and liability category measured at fair value on either a recurring or nonrecurring basis. Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement determined based on assumptions that market participants would use in pricing an asset or liability. The fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

LBSFIN-14

As a basis for considering such assumptions, a three-tier fair value hierarchy has been established, which prioritizes the inputs used in measuring fair value as follows:

•	Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2: Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and

•	Level 3: Unobservable inputs for which there is little or no market data, which require the reporting entity to develop its own assumptions, which reflect those that a market participant would use.

As discussed in Note 4, the Company entered into the 2018 Convertible Notes (as defined below) agreement providing warrants related to such financing event that met the definition of a derivative instrument in accordance with ASC 815. These liabilities are required to be recorded at their estimated fair value initially and on a recurring basis. An initial fair value valuation was performed at issuance in October 2018. As further discussed in Note 4, these warrants were exchanged for new warrants in contemplation of the Series C Financing (as defined below) in March 2019 and met the requirements for equity classification. Accordingly, the derivative liability was remeasured immediately before reclassification with a credit to earnings for the change in fair value.

The fair value of the liability classified warrants was determined based on a probability weighted valuation model of the various embedded features of the Company’s outstanding debt and equity instruments. The fair value is subjective and is affected by changes in inputs to the valuation model including management’s assumptions regarding estimates of timing and the probability of each embedded conversion feature occurring. Changes in these assumptions can materially affect the fair value. The table below summarizes the activity of this Level 3 derivative liability (in thousands):

Opening value at January 1, 2018	$-
Initial fair value at the original issuance date	176
Change in fair value during the period	-
Ending value at December 31, 2018	$176
Initial fair value at the original issuance date	83
Change in fair value during the period	(158)
Reclassification of warrant liability to equity	(101)
Ending value at December 31, 2019	$-

As described in Note 5, in connection with the Series C Financing, the lead investor of the Series C Financing purchased the right to purchase additional shares of Series C convertible preferred stock (“Additional Tranche Right”). The fair value of this obligation to issue future shares of Series C convertible preferred stock was determined based on a probability weighted valuation model. As noted in Note 5, the investor exercised this right in 2019 and the obligation was no longer outstanding as of December 31, 2019.

The following table summarizes the activity of the Company’s Level 3 Additional Tranche Right liability (in thousands):

Opening value at December 31, 2018	$-
Initial fair value at the original issuance date	79
Termination of tranche right	(79)
Ending value at December 31, 2019	$-

LBSFIN-15

4.	Debt

Debt consisted of the following as of December 31, 2019 and 2018 (in thousands):

	December 31,
	2019	2018
Unsecured promissory note	$-	$374
2017 convertible notes	-	2,942
2018 convertible notes	-	579
2018 secured notes	-	471
Promissory note	100	-
Total debt	100	4,366
Less: Unamortized debt discounts	-	(272)
Total debt, net	100	4,094
Less: current portion of debt, net	(100)	(3,674)
Non-current portion of debt, net	$-	$420

Forbearance and Security Agreement

The Company entered into a Forbearance and Security Agreement (“Forbearance Agreement”) for legal services on October 1, 2017. In exchange for entering into the Forbearance Agreement, the Company provided warrants to purchase up to 150,000 shares of the Company’s common stock, par value $0.001 (the “Common Stock”) at an exercise price of $0.75 per share with a ten-year term and a security interest in the intellectual property of the Company to the extent of the amounts owed and outstanding under the Forbearance Agreement. The warrants were concluded to be equity classified freestanding financial instruments. As of December 31, 2019, none of the warrants have been exercised. The security interest in the Company’s intellectual property terminated upon the Company fully satisfying the amounts owed under the Forbearance Agreement in 2018.

Unsecured Promissory Notes

The Company previously committed to make annual unrestricted payments to the Regents of the University of California to assist in funding the laboratory where experiments were being conducted in connection with technology the Company had licensed from the University of California at San Diego (“UCSD”). In December 2013, the Company entered into an unsecured promissory note with the UCSD Board of Regents for previously past-due payments. As of December 31, 2019, and 2018, the outstanding balance on the note payable, including accrued interest, was $0 and $374,000, respectively, which was reported within current portion of debt on the balance sheets. The Company made principal payments totaling $374,000 and $134,000 during the years ended December 31, 2019 and 2018, respectively. As of December 31, 2019, all remaining payment obligations had been settled.

On December 18, 2019, the Company issued a $100,000 promissory note to a consultant as payment for consulting services performed in 2019. The note has a maturity date in December 2020. The outstanding principal under the note accrues interest at the annual rate of five percent (5%) simple interest. All principal plus accrued interest on the note shall be paid by the maturity date, or earlier if the Company closes on $5 million or more in revenue or gross financing proceeds. As of December 31, 2019, the outstanding balance on the note, including accrued interest, was $100,000, which was reported within the current portion of debt on the balance sheet. Upon the occurrence of certain events of default, including but not limited to the Company’s failure to satisfy its payment obligations under the note or the breach of certain non-financial covenants under the note, the lender will have the right, among other remedies, to declare the unpaid balance immediately due and payable.

LBSFIN-16

2018 Secured Notes and Warrant Agreement

In March 2018, the Company entered into Secured Notes and Warrant Agreement (“2018 Notes Agreement”) with several investors (collectively the “Lenders”) for up to a maximum aggregate amount of $1,250,000, pursuant to which the Lenders agreed to lend the Company $950,000 in a series of secured promissory notes (“2018 Secured Notes”). The Company’s obligations under the 2018 Secured Notes Agreement were secured by a lien and security interest in the Company’s intellectual property. All the 2018 Secured Notes ranked pari passu in respect to payment of principal and interest upon any dissolution, liquidation or winding up of the Company.

The outstanding principal amount of the 2018 Secures Notes bear interest at a rate of 15% per annum. Interest accrues and is payable monthly to the Lenders from the date of issuance until such date on which the entire principal balance outstanding is paid in full or on the maturity date, March 31, 2019. At any time the Company has the option, at its sole discretion, to prepay the 2018 Secured Notes, provided that the Company must in all cases pay an amount of interest equal to the interest that would have been earned on the original principal amount from the date of issuance through September 30, 2018, to the extent not previously paid.

While any amounts are outstanding under the 2018 Secured Notes, the Company is subject to certain customary covenants such as the maintenance of accurate records, Lenders right to inspection of records and the Company’s covenant to execute the financing statements to perfect the intellectual property security interest.

Upon the occurrence of certain events of default, including but not limited to the Company’s failure to satisfy its payment obligations under the 2018 Notes Agreement or the breach of certain non-financial covenants under the 2018 Notes Agreement, the Lenders will have the right, among other remedies, to declare all principal and accrued interest and other amounts due to the Lenders under the 2018 Secured Notes immediately due and payable. Upon written notice, the rate of interest applicable to the principal amount outstanding under the 2018 Secured Notes may be increased from 15% per annum to 21% per annum, independent of whether the Lender elects to accelerate the principal amount outstanding as a result of such event of default.

Pursuant to the 2018 Notes Agreement, the Company issued to each Lender a warrant (“2018 Secured Notes Warrants”) to purchase that number of shares of Common Stock equal to ten percent of such Lender’s note principal amount for an exercise price of $0.75 per share. The 2018 Secured Notes Warrants are immediately exercisable and will expire ten years from the grant date.

The 2018 Secured Notes Warrants meet the criteria for classification as equity. Accordingly, the fair value of the 2018 Secured Notes and 2018 Secured Notes Warrants were estimated on the date of issuance using the Black-Scholes valuation model and the proceeds were allocated across each component on a relative fair value basis. The debt discounts on the 2018 Secured Notes were amortized over the contractual period of the notes using the effective interest rate method.

The net carrying value of the liability component and unamortized debt discount of the 2018 Secured Notes was as follows (in thousands):

December 31,
2018
Principal	$471
Less: Unamortized debt discount	(3)
Net carrying amount	$468

LBSFIN-17

The following table sets forth the interest expense recognized related to the 2018 Secured Notes (in thousands):

	December 31,
	2019	2018
Contractual interest expense	$12	$52
Amortization of debt discount	2	9
Total	$14	$61
Effective interest rate	2.51%	2.51%

The original terms of the 2018 Secured Notes Agreement did not allow for conversion into any of the Company’s stock. As a condition to and immediately prior to the Series C Financing, the holders of the 2018 Secured Notes agreed to convert their notes into 2,107,384 shares of Common Stock. This conversion was accounted for as a debt extinguishment resulting in a loss on extinguishment of $429,000 recognized for the year ended December 31, 2019 based upon the fair value of the shares of Common Stock received upon extinguishment.

2017 Convertible Notes and Warrant Agreement

In 2017, the Company issued $2,775,000 aggregate principal amount of convertible bridge notes (“2017 Convertible Notes”). A beneficial conversion feature was recognized upon issuance of the 2017 Convertible Notes. Issuance costs related to the transaction were immaterial. During the first half of 2018, the Company issued an additional $225,000 aggregate principal amount of 2017 Convertible Notes. The 2017 Convertible Notes had an original maturity date of June 30, 2018 and accrued interest at a rate of 8% per annum. The Company, at its election, may pay interest monthly or may accrue the interest and pay it upon maturity.

For the years ended December 31, 2018 and 2017, the Company recorded a Beneficial Conversion Feature (“BCF”) of $166,000 and $1.1 million, respectively, in connection with the 2017 Convertible Notes. This amount was recognized as a debt discount and accreted to interest expense over the life of the 2017 Convertible Notes using the effective interest method, until conversion in March 2019. The Company recorded $38,000 and $0.8 million of interest expense related to the amortization of the debt discount associated with the BCF for the years ended December 31, 2019 and December 31, 2018, respectively, which included the accretion of $26,000 representing the remaining unrecognized debt discount associated with the BCF upon conversion.

The 2017 Convertible Notes could convert under two options: 1) conversion into shares of Series B1 Convertible Preferred Stock at a price per share equal to $0.92 per share (80% of the issue price of such Series B1 Convertible Preferred Stock, which in turn are convertible into common stock) at any time upon the election of the holder; or 2) upon the consummation of an equity financing in which the Company raises at least $5.0 million, with the holders having the option to convert the 2017 Convertible Notes plus any accrued interest into the same securities comprising a successful equity event, at a price per share of 80% of the issue price of such other securities. At any time, the Company had the option at its sole discretion to prepay the 2017 Convertible Notes at par without premium or penalty of any kind.

As of December 31, 2018, no conversions of the 2017 Convertible Notes had occurred. The 2017 Convertible Notes converted in connection with the Series C Financing in March 2019. As a condition to and immediately prior to the Series C Financing, the holders of the 2017 Convertible Notes agreed to convert their notes (including all principal and accrued interest) into 7,472,085 shares of Common Stock underlying the Series B1 Convertible Preferred Stock. The conversion into Common Stock was accounted for as a conversion and the remaining unamortized discount of $96,000 was accelerated and recorded to interest expense upon conversion.

2017 Convertible Note Warrants

In connection with the 2017 Convertible Notes, the Company issued the investors 300,000 warrants (“2017 Convertible Note Warrants”) to purchase common stock at $0.75 per share. The 2017 Convertible Note Warrants expire 10 years from the date of issuance and meet the criteria for equity classification. Accordingly, the fair value of the 2017 Convertible Notes and 2017 Convertible Note Warrants were estimated on the date of issuance using a Black-Scholes valuation model and the proceeds were allocated across each component on a relative fair value basis.

LBSFIN-18

In June 2018, the 2017 Convertible Notes were modified to extend the maturity date to December 31, 2018. In conjunction with the extension, the Company issued the holders additional warrants (“2017 Modification Warrants”) which also included terms for down round protection. The amendment also provided the Company with the option to further extend the maturity date to June 30, 2019 subject to the issuance of additional warrants. The 2017 Modification Warrants met the criteria to be classified as equity as the Company early adopted ASU 2017-11, Accounting for Certain Financial Instruments with Down Round Features, which allows certain down round features to be excluded from the consideration of whether the instrument may be classified as equity. As such, the 2017 Modification Warrants were recognized in equity at a fair value of $45,000 on the June 30, 2018 date of issuance. As the 2017 Modification Warrants were issued by the Company to creditors at the time of the extension, the fair value of the modification was capitalized as debt issuance cost and amortized over the remaining term of the debt. As a result of the Series C Financing, in March 2019, these warrant holders consented to the exchange of these warrants for new warrants (“2017 Modification New Warrants”) with the same expiration date but with an exercise price equal to $1.12 per share to reflect the adjusted exercise price in satisfaction of the down-round feature of the original warrant agreement. As recognition of this event, and in accordance with ASU 2017-11, the change in fair value of $12,000 was recorded as a deemed dividend.

On December 31, 2018, the Company exercised its option to extend the maturity date of the 2017 Convertible Notes to June 30, 2019 and as such, additional warrants (“2017 Extension Warrants”) were issued. The 2017 Extension Warrants were issued with the same provisions as the 2017 Modification Warrants with the exception of having a fixed exercise price of $1.12 per share. The 2017 Extension Warrants expire 10 years from the date of issuance and meet the criteria for equity classification. As the 2017 Extension Warrants were not issued until March 2019, the Company recognized a warrants issuable equity value of fair value of $87,068 in additional paid in capital using the Black-Scholes valuation model on December 31, 2018, to record the 166,421 2017 Extension Warrants issuable, upon the Company’s election to extend the 2017 Convertible Notes maturity date.

The net carrying value of the liability component and unamortized debt discount of the 2017 Convertible Notes was as follows (in thousands):

December 31,
2018
Principal	$2,656
Accrued Interest	288
Less: unamortized debt discount	$(111)
Net carrying amount	$2,833

The following table sets forth the interest expense recognized related to the 2017 Convertible Notes (in thousands):

	December 31,
	2019	2018
Contractual interest expense	$36	$194
Amortization of debt discount	36	889
Total	$72	$1,083
Effective interest rate	8.95%	67.51%

LBSFIN-19

2018 Convertible Notes and Warrant Agreement

In 2018, the Company issued $570,000 aggregate principal amount of convertible bridge notes (“2018 Convertible Notes”). In 2019, the Company issued an additional $270,000 aggregate principal amount of 2018 Convertible Notes. Issuance costs related to the transaction were deemed immaterial. The 2018 Convertible Notes had an original maturity date of January 1, 2020 and accrue simple interest at a rate of 8% per annum, which shall be due and payable on the maturity date.

Upon the consummation of an equity financing in which the Company raises at least $5 million (excluding the conversion of prior convertible notes and any other outstanding indebtedness to the Company), the holders will have the option to convert all (but not less than all) of the 2018 Convertible Notes plus any accrued but unpaid interest into the same securities comprising a successful equity event, at a price per share of 80% of the lowest issue price paid per share of such other securities. The Company may not prepay the 2018 Convertible Notes prior to the maturity date without the written consent of the holders, provided, however, that the Company may at its discretion prepay the 2018 Convertible Notes at any time from and after a prepayment event, defined as (i) a successful equity event or (ii) an initial public offering of the Company’s common stock pursuant to an effective registration statement filed under the Securities Act of 1933, as amended (the “Securities Act”).

As of December 31, 2018, no conversions of the 2018 Convertible Notes had occurred. The 2018 Convertible Notes converted in connection with the Series C Financing in March 2019. As a condition to and immediately prior to the Series C Financing, the holders of the 2018 Convertible Notes agreed to convert their notes (including all principal and accrued interest) into 1,900,279 shares of Common Stock. The conversion was accounted for as a debt extinguishment with a loss on extinguishment of $592,000 recognized for the year ended December 31, 2019.

2018 Convertible Notes Warrants

In connection with the 2018 Convertible Notes, the Company issued the investors warrants (“2018 Convertible Notes Warrants”) to purchase shares of Common Stock. During the years ended December 31, 2019 and December 31, 2018, the Company issued 94,500 and 199,500 warrants, respectively, in connection with the 2018 Convertible Notes. The number of shares of common stock for which the 2018 Convertible Notes Warrants may be exercised is equal to 35% of the amount of principal and accrued but unpaid interest of the 2018 Convertible Note. The 2018 Convertible Notes Warrants expire 10 years from the date of issuance and meet the criteria for liability classification. The fair value of the 2018 Convertible Notes Warrants to purchase common stock issued in connection with the 2018 Convertible Notes was estimated on the date of issuance using a Monte Carlo simulation model and the proceeds were allocated to the warrants based on its standalone fair value, with the residual proceeds allocated to the Convertible Notes. The debt discounts on the 2018 Convertible Notes were amortized over the contractual period of the notes using the effective interest rate method.

During March 2019 and in contemplation of the Series C Financing, all of the 2018 Convertible Note Warrants were exchanged for warrants (“2018 Convertible Notes New Warrants”) with a fixed number of shares and explicit exercise price. The 2018 Convertible Notes New Warrants expire 10 years from the date of issuance and meet the criteria for equity classification. Accordingly, the derivative liability was remeasured immediately before reclassification with a credit to earnings for the change in fair value.

The net carrying value of the liability component and unamortized debt discount of the 2018 Convertible Notes was as follows (in thousands):

December 31,
2018
Principal	$571
Accrued interest	7
Less: unamortized debt discount	$(158)
Net carrying amount	$420

LBSFIN-20

The following table sets forth the interest expense recognized related to the 2018 Convertible Notes (in thousands):

	December 31,
	2019	2018
Contractual interest expense	$9	$7
Amortization of debt discount	26	19
Total	$35	$26
Effective interest rate	32.33%	30.20%

Future Minimum Debt Payments

As of December 31, 2019, future minimum payments including interest due under the total debt instruments were as follow (in thousands):

Future Debt Payments
Fiscal year
2020	$100
2021	-
2022	-
2023	-
2024 and thereafter	-
Total debt maturities	100
Less: debt discounts	-
Less: unamortized interest	-
Total future minimum payments	100
Less: current portion of debt	(100)
Non-current portion of debt	$-

5.	Stockholders’ Deficit

Classes of Stock

As of December 31, 2019, the Company was authorized to issue 250,000,000 shares of Common Stock and 33,594,625 shares of $0.001 par value convertible preferred stock (the “Preferred Stock”). Of the authorized number of shares of Preferred Stock, 33,594,625 shares were designated as Series C preferred stock.

As of December 31, 2018, the Company was authorized to issue 250,000,000 shares of Common Stock and an aggregate of 96,960,000 shares of preferred stock. Of the authorized number of shares of Preferred Stock, 75,000,000 shares were designated to be issued from time to time in more than one series (“Blank Check Preferred”), 5,250,000 shares were designated Series A1 Preferred Stock (“Series A1”) and 1,610,000 shares were designated Series A2 Preferred Stock (“Series A2”). The remaining 15,100,000 shares of Preferred Stock were designated as Series B1 Preferred Stock (“Series B1”).

LBSFIN-21

The liquidation preference for each class of Preferred Stock was as follows (in thousands):

	December 31,
	2019	2018
Series A1	$-	$5,250
Series A2	-	8,050
Series B1	-	13,526
Series C	10,425	-
Total	$10,425	$26,826

As a condition to and immediately prior to the initial closing of the Series C Financing, all outstanding shares of the Company’s Series A1, A2 and B1 Preferred Stock converted into shares of Common Stock at the existing conversion rates of 2.0, 6.0 and 2.0408, respectively.

Series C Convertible Preferred Stock

On March 8, 2019 the Company entered into an agreement with a lead investor for the purchase and sale, of up to an aggregate of $30,000,000 of Series C for net proceeds of $9.8 million, net of issuance costs of $215,000, in two closings (the “Series C Financing”). On March 8, 2019, the Company completed the initial closing, which was comprised of 8,398,656 shares of Series C at an offering price of $0.893 per share. Contemporaneous with the initial closing, the lead investor agreed to purchase 2,799,552 additional shares of Series C at an offering price of $0.893 at a future date (“Additional Tranche Right”). The lead investor exercised such right on August 15, 2019. The Company issued 1,500,000 warrants to purchase Common Stock at an exercise price of $1.12 per share in connection with the first closing and issued 500,000 warrants to purchase Common Stock at exercise price of $1.12 per share in connection with the second closing. The warrants were classified as equity and were measured using a Black-Scholes valuation model.

At inception, the Additional Tranche Right met the criteria for liability classification under ASC 480. The Company valued the Additional Tranche Right at $79,000 and recorded this right as a liability on the balance sheet. As of December 31, 2019, the Additional Tranche Right was no longer outstanding.

As of December 31, 2019, in addition to the Series C issued to the lead investor, the Company had issued 475,923 shares of Series C to other investors for net proceeds of $425,000. The Company issued 35,000 warrants to purchase common stock at an exercise price of $1.12 per share to these other investors. The warrants were classified as equity and were measured using a Black-Scholes valuation model.

Dividends

From and after the date of the issuance of any shares of Series C, dividends at the rate of eight percent (8%) per annum of the Original Issue Price (as defined below) accrue on such shares of Series C (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series C). The “Original Issue Price” means $0.893 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series C. Accruing dividends shall accrue from day to day, whether or not declared, and shall not be cumulative; provided however, that such accruing dividends shall be payable only when, as, and if declared by the board of directors of the Corporation and the Corporation shall be under no obligation to pay such accruing dividends. The Company shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Company (other than dividends on shares of Common Stock payable in shares of Common Stocks) unless the holders of the Series C then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Series C.

LBSFIN-22

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of shares of Series C then outstanding shall be entitled to be paid out of the assets of the Company available for distribution to its stockholders or, in the case of a deemed liquidation event, out of the consideration payable to stockholders in such deemed liquidation event or the available proceeds, before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to one times (1x) the Original Issue Price, plus any dividends declared but unpaid thereon (the “Liquidation Preference”). If upon any such liquidation, dissolution or winding up of the Company or deemed liquidation event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series C the full Liquidation Preference, the holders of shares of Series C shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. The Series C is subject to redemption upon the occurrence of uncertain events, such as change in control, not solely within the Company’s control. Accordingly, the Series C is included within temporary equity on the balance sheet. The Company does not consider the change in control to be probable and accordingly the Company does not adjust the Series C Preferred Stock to redemption value.

Voting

On any matter presented to the stockholders of the Company for their action or consideration at any meeting of stockholders of the Company (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Series C shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series C held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter.

Conversion

Each share of Series C is convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the Original Issue Price by the Conversion Price (as defined below) in effect at the time of conversion. The “Conversion Price” of the Series C is initially equal to $0.893.

Upon either (a) the closing of the sale of shares of Common Stock to the public at a price of at least one and a half times (1.5x) the Original Issue Price (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Common Stock), in a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act, resulting in at least $40.0 million of gross proceeds, (b) the closing of a merger or other business combination with an existing public company that results in at least $35.0 million of cash and cash equivalents on the surviving company’s balance sheet as of the closing date of such transaction, or (c) the date and time, or the occurrence of an event, specified by vote or written consent of the required holders, then (i) all outstanding shares of Series C shall automatically be converted into shares of Common Stock, at the then effective conversion rate as calculated and (ii) such shares may not be reissued by the Company.

LBSFIN-23

Series B1 Convertible Preferred Stock

As of December 31, 2018, the Company designated 15,100,000 shares of preferred stock as Series B1. As of December 31, 2019, and 2018, zero and 11,762,029 shares of Series B1 were issued and outstanding, respectively.

Dividends

Holders of the Series are entitled to receive dividends prior and in preference to any declaration or payment of any dividend on the Series A1, the Series and the Common Stock of the Company, in the aggregate amount per share equivalent to one times the Series B1 Original Issue Price (the “Series B Preference Dividend”). The “Series B1 Original Issue Price” shall mean $1.15 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series B1.

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of shares of Series B1 shall be entitled to receive dividends out of any assets of the Company available for distribution to its stockholders before any payment shall be made to the holders of the Series A1 and A2. After payment of all preferential amounts required to be paid to the holders of shares of Series B1, the holders of shares of Series A1 and A2 then outstanding shall be entitled to be paid out of the remaining assets of the Company available for distribution to its stockholders, on a pari passu basis, before any payment shall be made to the holders of Common Stock an amount per share equal to the applicable preference dividend, less any amount previously paid.

Voting

On any matter presented to the stockholders of the Company for their action or consideration at any meeting of stockholders of the Company, each holder of outstanding shares of Series B1 shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series B1 held by such holder are convertible as of the record date, provided that, until such time as the Company has 80,000,000 or more shares issued and outstanding of Common Stock and Convertible Preferred Stock combined, each holder of outstanding shares of Series B1 shall be entitled to cast the number of votes equal to two times the number of whole shares of Common Stock into which the shares of Series B1 held by such holder are convertible.

Conversion

Upon the first to occur of (a) the payment in full of the preference dividend on the Series B1, (b) the date and time, or the occurrence of an event, specified by vote or written consent of the holders of at least a majority of the then-outstanding shares of Series B1, or (c) the date of the closing of a firmly underwritten public offering of shares of Common Stock pursuant to an effective registration statement filed pursuant to the requirements of the Securities Act of 1933, as amended, or a public offering that results in the listing of shares of Common Stock on the New York Stock Exchange, the Nasdaq Stock Market or a similar international securities change, including but not limited to the Hong Kong Exchange, all outstanding shares of Series B1 plus the amount of any unpaid preference dividend on such shares shall automatically be converted into such number of shares of Common Stock as is determined by dividing the Series B1 original issue price by the Series B1 Conversion Price.

In March 2019 in connection with the Series C Financing, all Series B1 were converted to shares of Common Stock.

Series A1 and Series A2 Convertible Preferred Stock

As of December 31, 2018, the Company designated 5,250,000 shares of preferred stock as Series A1 and 1,610,000 shares were designation Series A2. As of December 31, 2019 and 2018, zero and 5,250,000 shares of Series A1 were issued and outstanding, respectively. As of December 31, 2019 and 2018, zero and 1,610,000 shares of Series A2 were issued and outstanding, respectively.

LBSFIN-24

Dividends

Holders of the Series A1 and Series A2 are entitled to receive dividends, if and as declared by the Company. Subsequent to the payment of the Series B preference dividend, described above, the holders of shares of Series A1 and Series A2 shall be entitled to receive dividends on a pari passu basis, prior and in preference to any declaration or payment of any dividend on the Common Stock of the Company, in the aggregate amount per share equivalent to two times the Original Issue Price for Series A1 and Series A2 (the “Series A Preference Dividend”). The “Series A1 Original Issue Price” and the “Series A2 Original Issue Price” shall mean $0.50 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A1 and the Series A2.

After payment of the Series B Preference Dividend and the Series A Preference Dividend (together, the “Preference Dividend”), the holders of the Series A2 shall be entitled to receive dividends, prior and in preference to any declaration or payment of any dividend on the Common Stock of the Company, in the aggregate amount per share equivalent to eight times the Original Issue Price for Series A2 (the “Additional Series A2 Dividend”).

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of shares of Series B1 shall be entitled to receive dividends out of any assets of the Company available for distribution to its stockholders before any payment shall be made to the holders of the Series A1 and A2. After payment of all preferential amounts required to be paid to the holders of shares of Series B1, the holders of shares of Series A1 and A2 then outstanding shall be entitled to be paid out of the remaining assets of the Company available for distribution to its stockholders, on a pari passu basis, before any payment shall be made to the holders of Common Stock an amount per share equal to the applicable Preference Dividend, less any amount previously paid.

Voting

On any matter presented to the stockholders of the Company for their action or consideration at any meeting of stockholders of the Company, each holder of outstanding shares of Series A1 and Series A2 shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series A1 and Series A2 held by such holders are convertible as of the record date.

Conversion

Upon the first to occur of (a) the payment in full of the Preference Dividend on the Series A1 and A2, (b) the date and time, or the occurrence of an event, specified by vote or written consent of the holders of at least a majority of the then-outstanding shares of Series A1 and A2, or (c) the date of the closing of a firmly underwritten public offering of shares of Common Stock pursuant to an effective registration statement filed pursuant to the requirements of the Securities Act of 1933, as amended, or a public offering that results in the listing of shares of Common Stock on the New York Stock Exchange, the Nasdaq Stock Market or a similar international securities change, including but not limited to the Hong Kong Exchange, all outstanding shares of Series A1 and A2 plus the amount of any unpaid Preference Dividend on such shares shall automatically be converted into such number of shares of Common Stock as is determined by dividing the Series A1 and A2 Original Issue Price by the Series A1 and A2 Conversion Price ($0.50 per share, subject to adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A1 and A2 Preferred Stock).

In March 2019 in connection with the Series C Financing, all Series A1 and A2 were converted to shares of Common Stock.

Common Shares

The Company is authorized to issue 250,000,000 shares of Common Stock.  Each share of Common Stock is entitled to one vote at all meetings of shareholders. All shares of Common Stock are equal to each other with respect to liquidation rights and dividend rights. There are no preemptive rights to purchase any additional shares of Common Stock. In the event of liquidation, dissolution or winding up of the Company, holders of shares of Common Stock will be entitled to receive on a pro rata basis all assets of the Company remaining after satisfaction of all liabilities and all liquidation preferences, if any, granted to holders of preferred stock.

LBSFIN-25

After payment of any dividends on Preferred Stock, the holders of outstanding shares of Common Stock are entitled to receive dividends out of assets legally available therefore at such times and in such amounts as the board of directors may from time to time determine. Holders of Common Stock will share equally on a per share basis in any dividend declared by the board of directors. The Company has not paid any dividends on Common Stock and do not anticipate paying any cash dividends on such stock in the foreseeable future. In the event of a merger or consolidation, all holders of Common Stock will be entitled to receive the same per share consideration.

As of December 31, 2019 and 2018, the Company had reserved shares of Common Stock, on an as-if converted basis, for issuance as follows (in thousands):

	December 31,
	2019	2018
Common stock warrants	3,672	1,542
2017 Convertible Notes	-	7,383
2018 Convertible Notes	-	1,281
Series A1 Convertible Preferred Stock	-	10,500
Series A2 Convertible Preferred Stock	-	9,660
Series B1 Convertible Preferred Stock	-	24,004
Series C Convertible Preferred Stock	11,674	-
Common stock options, issued and outstanding	27,551	16,816
Total	42,897	71,186

6.	Common Stock Warrants

From time to time, the Company issues warrants to its investors, creditors and various other individuals, as noted above. The Company’s outstanding common stock warrants that are classified as equity warrants are included as a component of stockholder’s equity. The warrants have an exercise price ranging from $0.75 to $1.12 per share and generally expire ten years after the date of issuance. The Company had common stock warrants issuable and outstanding of 3,671,775 and 1,542,275, at December 31, 2019 and 2018, respectively.

The following table summarizes warrant activity for the years ended December 31, 2019 and 2018:

	Number of Warrants	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)
Warrants outstanding, January 1, 2018	898,433	$0.75	$8.29
Granted	477,421	1.62
Issuable in connection with debt extension (Note 4)	166,421	1.12
Exercised	-	-
Forfeited, expired or canceled	-	-
Warrants issuable and outstanding, December 31, 2018	1,542,275	$1.06	8.31
Granted	2,583,921	1.15
Exercised	-	-
Forfeited, expired or canceled	(454,421)	1.90
Warrants outstanding, December 31, 2019	3,671,775	1.02	8.47

LBSFIN-26

7.	Equity Incentive Plan

The Company’s Employee, Director and Consultant Equity Incentive Plan (the “Plan”) provides for the grant of the following stock awards to employees, directors and consultants of the Company: incentive stock options and non-statutory stock options. The current number of shares authorized and reserved for issuance under the Plan is 35,000,000 shares of Common Stock. The number and terms of options granted under the Plan are determined by the board of directors when granted. Options are exercisable for a period determined by the board of directors, generally not more than 10 years following the date of grant. The Company estimates the fair value of each stock option using the Black-Scholes option pricing model under ASC 718. The following table summarizes stock option activity and related information under all equity plans for the years ended December 31, 2019 and 2018:

		Weighted	Weighted
		Average	Average	Aggregate
		Exercise	Remaining	Intrinsic
	Options	Price Per Share	Contractual Term	Value
Outstanding at December 31, 2018	16,816,844	$0.77	6.74	$100,644
Granted	10,963,687	1.11
Exercised	(44,800)	0.40
Canceled	(185,001)	0.71
Outstanding at December 31, 2019	27,550,730	$0.91	7.20	$3,027,494
Options vested and expected to vest at December 31, 2019	27,550,730	$0.91	7.20	$3,027,494
Options exercisable at December 31, 2019	22,537,643	$0.88	6.74	$2,983,619

The weighted-average grant date fair value of options granted during the years ended December 31, 2019 and 2018 was $0.43 and $0.26, respectively.

As of December 31, 2019, the unrecognized compensation cost related to outstanding options was $1.8 million which was expected to be recognized over a weighted-average period of approximately 2.06 years.

The total intrinsic value, which is the amount by which the exercise price was exceeded by the price of the Company’s Common Stock on the date of exercise, of stock options exercised during the year ended December 31, 2019 was $11,000.

The allocation of stock-based compensation for all stock awards is as follows (in thousands):

	Years Ended December 31,
	2019	2018
Research and development	$462	$209
General and administrative	2,863	881
Total stock-based compensation expense	$3,325	$1,090

LBSFIN-27

The weighted-average assumptions used in the Black-Scholes option pricing model to determine the fair value of stock option grants were as follows:

	December 31,
	2019	2018
Expected term (years)	6.69	8.62
Risk free interest rate	2.22%	2.87%
Expected dividend yield	0.00%	0.00%
Volatility	80.00%	80.00%

Risk-free interest rate.  The Company bases the risk-free interest rate assumption on observed interest rates appropriate for the expected term of the stock option grants.

Expected dividend yield.  The Company bases the expected dividend yield assumption on the fact that it has never paid cash dividends and has no present intention to pay cash dividends.

Expected volatility.  Due to the Company’s limited operating history and lack of company-specific historical or implied volatility, the expected volatility assumption is based on historical volatilities of a peer group of similar companies whose share prices are publicly available. The peer group was developed based on companies in the biotechnology industry.

Expected term.  The expected term represents the period of time that options are expected to be outstanding. As the Company does not have sufficient historical exercise behavior, it determines the expected life assumption using the simplified method, which is an average of the contractual term of the option and its vesting period.

Executive Officer Settlement Agreement

The Company’s former Chief Executive Officer resigned on November 16, 2016. The Company reached a settlement (“Settlement Agreement”) with the former Chief Executive Officer on December 12, 2017 wherein certain equity awards were modified which allowed for a potential put right under certain circumstances. The put right expired unexercised and 2,550,000 shares subject to stock options with an exercise price of $0.40 per share remain outstanding as of December 31, 2019. The Company recognized a gain of $128,000 in 2019 due to the expiration of the put feature.

8.	Employee Benefits

Effective June 20, 2016, the Company adopted a defined contribution 401(k) plan. All employees are eligible to participate in the plan beginning on the first day of employment. Under the terms of the plan, employees may make voluntary contributions as a percent of compensation. No matching contributions have been made by the Company since the adoption of the 401(k) plan.

9.	Collaboration and License Agreements

Co-Development and Distribution Agreement

In February 2018, the Company entered into a co-development and distribution agreement (“Co-Development and Distribution Agreement”) with Biolead Medical Technology Ltd. to develop and commercialize the Company’s proprietary LB1148 formulation (the “Commercial Product”). Biolead Medical Technology Ltd. subsequently transferred all of its rights under the Co-Development and Distribution Agreement to Newsoara Biopharma Co., Ltd. (“Newsoara”). The development and commercialization rights are specific to the territories comprising the People’s Republic of China, including the Hong Kong Special Administrative region and the Macao Special Administrative Region, but excluding Taiwan (collectively the “Chinese Territory”). The Company retains all development and commercialization rights outside the Territory.

LBSFIN-28

The Company has agreed to supply Newsoara with (a) sufficient quantities of investigational product for purposes of conducting clinical trials in the Chinese Territory and, if applicable, (b) Commercial Product following regulatory approval and product launch in the Chinese Territory. The Company has agreed to provide Commercial Product to Newsoara at the Company’s cost, which includes the cost of procuring the Commercial Product from the Company’s contract manufacturer, transportation costs and applicable taxes. The Co-Development and Distribution Agreement provides that the Company and Newsoara may also contemporaneously enter in supply, quality and pharmacovigilance agreements.

The Company received a $1,000,000 upfront non-refundable payment and $250,000 of variable consideration relating to milestone payments that are not probable of being subject to a revenue reversal in future periods when the variability is resolved. The Company is eligible for additional consideration for future development, regulatory and sales milestones and is eligible to receive royalties on future net sales of Commercial Product within the Chinese Territory.

The Company evaluated the Co-Development and Distribution Agreement under ASC 606 and determined that it is an arrangement with a customer. The Company has determined that the Co-Development and Distribution Agreement contains two distinct performance obligations:

•	The transfer of the Commercial Product license

•	A material right to supply investigational and Commercial Product at cost

The Company determined the transaction price at inception is the $1,250,000 ($1,000,000 in upfront non-refundable fixed consideration and $250,000 in variable consideration) to be allocated to the performance obligations. The Company has determined that allocating any portion of the transaction price to the material right would be immaterial. Therefore, the Company allocated all of the $1,250,000 transaction price to the Commercial Product license performance obligation.

The Company used the “most likely” method to determine the variable consideration. The Company re-evaluates the transaction price in each reporting period and as uncertain events are resolved or other changes in circumstances occur. For the year ended December 31, 2018, $250,000 of variable consideration was recognized as revenue and was reported in accounts receivable at year end; the outstanding receivable was collected in full during the first quarter of 2019. No allowance for doubtful accounts was determined necessary as of December 31, 2018 based on the Company’s assessment of collectability.

Under ASC 606, the amount of revenue recognized for the Commercial Product license is recognized at the inception of the contract when delivery of the Commercial Product and materials was transferred to Newsoara.

During the years ended December 31, 2019 and 2018, the Company recognized $0 and $1,250,000 in revenue, respectively, under this arrangement. As of December 31, 2019, there was no deferred revenue related to the arrangement.

License Agreements with the Regents of the University of California

The Company has entered into two license agreements, as amended, with the Regents of the University of California (“Regents”) for exclusive commercial rights to certain patents, technology and know-how. The technology is related to the Company’s products under development. The Regents are entitled to certain development and sales milestones.

In February 2018, in conjunction with the Co-Development and Distribution Agreement with Newsoara, the Company was obligated to pay the Regents $125,000 in royalties for its portion of the sublicense income equal to 30% of one-third of the upfront payment and milestone payment received. As of December 31, 2019 and 2018, the $125,000 royalty payable was included in Accounts Payable and Accrued Liabilities, respectively.

LBSFIN-29

10.	Commitments and Contingencies

Facility Leases

The Company assesses whether a contract is or contains a lease at contract inception. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company applies a single recognition and measurement approach for all leases, except for short-term leases. The Company recognizes lease liabilities representing obligations to make lease payments and right-of-use assets representing the right to use the underlying assets.

Right-of-use assets and lease liabilities are recognized at the lease commencement date based on the present value of future minimum lease payments over the lease term. The discount rate used to determine the present value of the lease payments is the rate implicit in the lease unless that rate cannot be readily determined, in which case, the Company utilizes its incremental borrowing rate in determining the present value of the future minimum lease payments. The incremental borrowing rate is equal to the rate of interest that the Company would have to pay to borrow on a collateralized basis over a similar term in an amount equal to the lease payments in a similar economic environment. The Company’s incremental borrowing rate was 15% as of January 1, 2019 (the adoption date of Topic 842). The incremental borrowing rate for the Company’s continues to be 15% as of December 31, 2019.

The Company leases office space for its corporate headquarters under a non-cancelable facility operating lease for 4,911 square feet located in Carlsbad, California. The Company originally subleased this office space starting in July 2017 with the lease expiring in January 2019. There were no future payments due under this non-cancelable operating lease as of December 31, 2018.

In January 2019, the Company entered into a six-month facility operating lease in Carlsbad, California. The lease commenced on February 1, 2019 with contractual rent payments of approximately $15,500 per month through the lease expiration date in July 2019. No tenant improvement allowances or common area maintenance lease components exist as part of the lease. The Company accounted for this lease by applying the practical expedient for short-term leases which resulted in the Company recognizing expense on a straight-line basis over the lease term. The total short-term lease cost was approximately $93,000 and such amounts were recorded within general and administrative expenses on the statement of operations.

In July 2019, the Company entered into a facility operating lease (the “July 2019 Headquarter Lease”) in Carlsbad, California. The initial contractual term is three years commencing on August 1, 2019 and expiring on July 31, 2022. The Company has the option to renew this lease for an additional 36-month period at the prevailing market rent upon completion of the initial lease term. The Company has determined it is not reasonably certain that it will exercise this renewal option. Therefore, the lease term is determined to be a total of three years commencing on August 1, 2019 and expiring on July 31, 2022. Commencing in August 2019, the Company will pay contractual monthly lease payments of $16,000 for the first 12 months. The contractual monthly lease payments are subject to 3% escalations at the first and second lease commencement anniversary, respectively.

The July 2019 Headquarter Lease is also subject to additional variable charges for common area maintenance, insurance, taxes and other operating costs. This additional variable rent expense is not estimable at lease inception. Therefore, it is excluded from the Company’s straight-line expense calculation at lease inception and is expensed as incurred. All fixed and variable lease payment amounts were recorded within general and administrative expenses on the statement of operations.

At lease commencement of the July 2019 Headquarter Lease, the Company recognized a right-of-use asset and lease liability in the amount of $472,000 and $456,000 respectively. As of December 31, 2019, the remaining term of the Company’s facility operating lease was approximately 2.5 years.

LBSFIN-30

The Company’s right-of-use assets and lease liabilities were as follows (in thousands):

December 31, 2019
Assets
Right-of-use asset	$418
Liabilities
Current portion of lease liability	$140
Noncurrent portion of lease liability	281
Total lease liabilities	$421

Future minimum payments of lease liabilities were as follows (in thousands):

Years ending December 31,	Operating Leases
2020	$191
2021	197
2022	117
2023	-
2024	-
2025	-
Total minimum lease payments	505
Less: imputed interest	(84)
Total future minimum lease payments	421
Less: lease liabilities, current	(140)
Lease liabilities, net of current portion	$281

The total operating lease expense was $183,000 and $109,000 for the years ended December 31, 2019 and 2018, respectively.

Practical expedients elected

The Company has elected to apply the following practical expedients:

•	Short-term lease recognition exemption (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). Lease payments on short-term leases are recognized as expense on a straight-line basis over the lease term.

•	Combining lease and non-lease components into a single component for all classes of underlying assets.

•	The effective date transition method practical expedient which included the package of practical expedients that permits companies to not re-assess lease classification for leases which were in existence as of the new lease standard adoption date and to not re-assess the initial direct costs capitalization conclusions which existed prior to the new lease standard adoption date.

Derecognition of Accounts Payable

The Company engaged a third-party vendor to perform clinical research services in 2014. The Company was not satisfied with the services performed by the vendor and believed there was a breach of contract by the vendor. The Company’s board of directors voted to terminate the study and the Company stopped making any further payments in 2016. The amounts accrued represented amounts invoiced by the vendor and not paid by the Company. The vendor did not pursue any further collection of the invoiced amounts, and the Company did not pursue any claims for breach of contract. During the first quarter of 2019, the Company derecognized the outstanding accounts payable balance and recorded a gain in the amount of $1.4 million upon lapse of the statute of limitations as a contra expense in the operating expense section of the statement of operations.

LBSFIN-31

Legal Proceedings

From time to time, the Company may be involved in various lawsuits, legal proceedings, or claims that arise in the ordinary course of business. Management believes there are no claims or actions pending against the Company at December 31, 2019 which will have, individually or in the aggregate, a material adverse effect on its business, liquidity, financial position or results of operations. Litigation, however, is subject to inherent uncertainties, and an adverse result in such matters may arise from time to time that may harm the Company’s business.

11.	Related Party Transactions

Unsecured Related Party Notes

In November 2013, the Company entered into an unsecured promissory note in the amount of $50,000 with an executive officer of the Company. The note bears interest at five percent and is due and payable upon the Company receiving a qualified financing of at least $10 million, but no later than November 2020. As of December 31, 2019 and 2018, the outstanding balance on the note, including accrued interest, was $0 and $59,000, respectively.

In May 2015, the Company entered into an unsecured promissory note of $94,000 with a shareholder and director of the Company. The note bears interest at five percent and is due and payable upon the Company receiving a qualified financing of at least $10 million, but no later than May 2022. During 2015, the Company made payments on the note totaling $58,000. The Company fully repaid the remaining outstanding principal and accrued interest balance in 2019.

Convertible and Secured Notes

2017 Convertible Notes

Between February 2017 and June 2018, the Company issued $100,000 in 2017 Convertible Notes to a director and $235,000 in 2017 Convertible Notes to an executive officer of the Company under the same terms outlined in Note 4 above. In connection with the Series C Financing, these notes were converted to common stock in accordance with the terms outlined in Note 4 above.

As of December 31, 2019, and 2018, the outstanding balance on these notes, including accrued interest and unamortized discounts, was $0 and $360,000, respectively, which was reported within the current portion of related party notes payable on the balance sheets.

2018 Secured Notes

Between March 2018 and May 2018, the Company issued $275,000 in 2018 Secured Notes to two directors and $200,000 in 2018 Secured Notes to an executive officer of the Company under the same terms outlined in Note 4 above. In February 2019, a director, who had purchased a $250,000 2018 Secured Note from the Company, sold the 2018 Secured Note to a non-related party. In March 2019, an executive officer of the Company purchased a $25,000 2018 Secured Note from a non-related party noteholder. Also, in March 2019, an executive officer of the Company purchased a $10,000 2018 Secured Note from a director of the Company. In connection with the Series C Financing, these 2018 Secured Notes were converted to common stock in accordance with the terms outlined in Note 4 above.

As of December 31, 2019 and 2018, the outstanding balance on these notes, including unamortized discounts, was $0 and $469,000, respectively, which was reported within the current portion of related party notes payable on the balance sheets.

Director stipends

Unpaid cash stipends owed to our directors for their annual board service are recorded on our balance sheet within accrued liabilities. These liabilities were $218,000 and $78,000 as of December 31, 2019 and 2018, respectively.

LBSFIN-32

12.	Income Taxes

The components of the provision for income taxes are as follows (in thousands):

	Years Ended December 31,
	2019	2018
Current:
Federal	$-	$-
State	1	1
Total current provision	1	1
Deferred
Federal	-	-
State	-	-
Total deferred provision	-	-
Income tax expense	$1	$1

Provision

Taxes on income vary from the statutory federal income tax rate applied to earnings before tax on income as follows (in thousands):

	Years Ended December 31,
	2019	2018
Statutory federal income tax rate of 21% applied to earnings before income taxes and extraordinary items	$(2,111)	$(942)
State taxes - net of federal benefit	1	1
Meals and entertainment	5	4
Warrants	(33)	-
Convertible debt interest	-	49
Stock compensation (ISOs)	88	29
Stock compensation (NQ)	(2)	-
Valuation allowance	2,007	759
Others	46	101
	$1	$1

LBSFIN-33

Deferred income tax assets and liabilities arising from differences between accounting for financial statement purposes and tax purposes, less valuation reserves at year end are as follows (in thousands):

	Years Ended December 31,
	2019	2018
Deferred tax assets:
Accrued expenses	$20	$194
Charitable contributions carryforward	11	11
Deferred rent	-	1
NOL C/O	6,987	5,341
Stock compensation	1,111	576
Total deferred tax assets	8,129	6,123

Deferred tax liabilities:
Prepaid expense	(4)	(3)
Total deferred tax liabilities	(4)	(3)

Net deferred tax asset	8,125	6,120
Valuation Allowance	(8,125)	(6,120)
Net deferred taxes	$-	$-

The Company had federal and state net operating loss carry forwards of approximately $33.3 million and $19.7 million, respectively. The federal net operating loss arising in tax years ending after December 31, 2017 will be carried forward indefinitely. Pre-tax reform federal net operating loss carryforwards of approximately $22.6 million will begin to expire in 2031. Net operating loss carryforwards arising in tax years ending after December 31, 2017 is approximately $10.7 million. Pursuant to Internal Revenue Code (“IRC”) Sections 382 and 383, annual use of the Company’s net operating loss carryforward may be limited in the event a cumulative change in ownership of more than 50% occurs within a three-year period. The Company has not performed an analysis to determine if it has experienced an IRC Section 382 and 383 ownership change.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Primarily differences between the statutory rate and the actual rate are the result of the valuation allowance.

Deferred tax assets and liabilities are recognized for temporary differences and unused tax losses to the extent that realization of the related tax benefits is probable. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods when the deferred tax assets become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based on the uncertainty of the realization of its deferred tax assets, a valuation allowance has been established against the company’s net deferred tax assets.

The Company files income tax return in the U.S. federal jurisdiction and various states. The Company’s tax returns for the years 2016 and forward remain subject to examination by the Internal Revenue Service and the various state taxing authorities due to the carryforward of net operating losses.

The Company accounts for taxation under ASC Subtopic 740-10, which clarifies the accounting for uncertain tax positions. ASC Subtopic 740-10 requires that the Company recognize the impact of a tax position in its financial statement if the position is more likely than not of being sustained upon examination and on the technical merits of the position. The Company did not have any uncertain income tax positions as of December 31, 2019.

ASC 740-10 requires the Company to accrue interest and penalties where there is an underpayment of taxes based on the Company’s best estimate of the amount to ultimately be paid. The Company identified no unrecorded material uncertain tax positions as of December 31, 2019, consequently no interest or penalties have been accrued by the Company. The Company does not anticipate a significant change to unrecognized tax benefits with the next 12 months.

13.	Subsequent Events

The Company has evaluated subsequent events through December 23, 2020, which is the date the financial statements were available to be issued.

LBSFIN-34

COVID-19

On January 30, 2020, the World Health Organization (“WHO”) announced a global health emergency because of a new strain of coronavirus originating in Wuhan, China (the “COVID-19 pandemic”) and the risks to the international community as the virus spreads globally beyond its point of origin. In March 2020, the WHO classified the COVID-19 outbreak as a pandemic, based on the rapid increase in exposure globally.

In April 2020, as a result of impacts and risks associated with the current COVID-19 pandemic, the Company paused enrollment and program activities surrounding the Company’s clinical trials. The COVID-19 pandemic has not affected the production or supply of LB1148. However, the Company’s leading therapeutic candidate LB1148 is primarily administered to candidates recovering from elective surgeries. The hospitals in which the enrollment and program activities are conducted have experienced a significant reduction, and in many instances entire cancellations, of all elective surgeries. Therefore, the enrollment and program activities have been temporarily paused. The Company is monitoring volume and availability of elective surgeries to determine when enrollment and program activities may resume.

The COVID-19 pandemic may cause additional delays of the Company’s clinical trials or adversely impact the Company’s business. The Company cannot predict how legal and regulatory responses to concerns about COVID-19 or other major public health issues will impact the Company’s business, nor can it predict potential adverse impacts related to the availability of capital to fund the Company’s operations. Additionally, the Company’s workforce and outside consultants may also be affected, which could result in an adverse impact on the Company’s ability to conduct business. Any of these factors, alone or in combination with others, could harm the Company’s business, results of operations, financial condition or liquidity. However, the magnitude, timing, and duration of any such potential financial impacts cannot be reasonably estimated at this time.

The full impact of the COVID-19 pandemic continues to evolve as of the date of this report. As such, it is uncertain as to the full magnitude that the pandemic will have on the Company’s financial condition, liquidity, and future results of operations. Management is actively monitoring the situation on its financial condition, liquidity, operations, customers, suppliers, industry, and workforce.

Office lease deferral of payments concession

On April 29, 2020 the Company entered into a rent deferral agreement with its landlord pursuant to the financial impacts of the COVID-19 pandemic on the Company. Under the terms of the arrangement, the Company would begin repaying any deferred balance in equal installments prorated over six months beginning October 2020. The Company is currently in discussions with its landlord regarding the extension of the deferral period.

Paycheck Protection Program (“PPP”)

On March 27, 2020, the Coronavirus Aid, Relief and Economic Security Act (the “CARES Act”) was enacted. The CARES Act, among other things, includes provisions relating to refundable payroll tax credits, deferment of employer side social security payments, net operating loss carryback periods, alternative minimum tax credit refunds, modifications to the net interest deduction limitations, increased limitations on qualified charitable contributions and technical corrections to tax depreciation methods for qualified improvement property. The Company continues to examine the impact that the CARES Act may have on its business. Currently, the Company is unable to determine the impact that the CARES Act will have on its financial condition, results of operations, or liquidity. The CARES Act also appropriated funds for the U.S. Small Business Administration Paycheck Protection Program loans that are forgivable in certain situations to promote continued employment, as well as Economic Injury Disaster Loans to provide liquidity to small businesses harmed by COVID-19.

In April 2020, the Company applied for and received $279,000 from the PPP (the “PPP Loan”) as government aid for payroll, rent and utilities. The application for these funds required the Company to, in good faith, certify that the current economic uncertainty made the loan request necessary to support the ongoing operations of the Company. This certification further required the Company to take into account its current business activity and its ability to access other sources of liquidity sufficient to support ongoing operations in a manner that is not significantly detrimental to the business. The certification made by the Company did not contain any objective criteria and is subject to interpretation. Based in part on the Company’s assessment of other sources of liquidity, the uncertainty associated with future revenues created by the COVID-19 pandemic and related governmental responses, and the going concern uncertainty reflected in the Company’s financial statements, the Company believed in good faith that it met the eligibility requirements for the PPP Loan. If, despite the good-faith belief that given the Company’s circumstances all eligibility requirements for the PPP Loan were satisfied, it is later determined that the Company had violated any applicable laws or regulations or it is otherwise determined the Company was ineligible to receive the PPP Loan, it may be required to repay the PPP Loan in its entirety and/or be subject to additional penalties and potential liabilities.

LBSFIN-35

The PPP Loan has a two-year term and bears interest at a rate of 1% per annum. Principal and interest payments are deferred for ten months following the loan forgiveness period, which is defined as the 8-week or 24-week period following the loan origination date, at which time the loan balance is payable in monthly installments unless the Company applies for, and receives, forgiveness in accordance with the CARES Act and the terms of the loan executed by the Company and its lender. On June 5, 2020, the Paycheck Protection Program Flexibility Act (the “PPP Flexibility Act”) was signed into law, extending the PPP Loan forgiveness period from 8 weeks to 24 weeks after loan origination, reducing the required amount of payroll expenditures from 75% to 60%, removing the prior ban on borrowers taking advantage of payroll tax deferral after loan forgiveness and allowing for the amendment of the maturity date on existing loans from two years to five years. The Company is evaluating the impact of these changes on its PPP Loan.

Unsecured promissory notes

On July 9, 2020, the Company issued an unsecured promissory note for a principal sum of $125,000 with an original issue discount of 20 percent. Interest accrues on the unpaid principal amount at a rate equal to 10 percent per annum, compounded annually. In connection with this note, the Company issued the noteholder a warrant to purchase 25,000 shares of common stock, $0.001 par value per share. The warrants have an exercise price of $0.73 per share, are immediately exercisable and will expire ten years from the grant date. On November 6, 2020, the Company and lender entered into an amendment that extended the maturity date of the unsecured promissory note for an additional 120 days. No other terms of the original agreement were amended.

On October 16, 2020, the Company issued an unsecured promissory note for a principal sum of $500,000 with an original issue discount of 10 percent. Interest accrues on the unpaid principal amount at a rate equal to 10 percent per annum, compounded annually. In connection with this note, the Company issued the holder a warrant to purchase 45,000 shares of common stock. The warrants have an exercise price of $0.73, are immediately exercisable and will expire ten years from the grant date.

Merger

On December 16, 2020, Seneca Biopharma, Inc. (“Seneca”) and the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which a wholly-owned subsidiary of Seneca will merge with and into the Company, with the Company surviving as a wholly-owned subsidiary of Seneca (the “Merger”).

At the effective time of the Merger (the “Effective Time”), each share of the Company’s common stock (including the shares of common stock issuable upon conversion of all shares of Series C) and each share of non-voting share of Series 1 preferred stock of LBS, $0.001 par value per share (the “LBS Series 1 Preferred Stock”), are expected to convert into 47,471,196 shares of common stock of Seneca, $0.01 par value per share (the “Seneca Common Stock”), subject to adjustment for the reverse stock split of Seneca Common Stock to be implemented prior to the consummation of the Merger, and further adjusted based on Seneca’s net cash in connection with the closing of the Merger (to the extent Seneca’s net cash is over $5.0 million or under $4.5 million). At the Effective Time, Seneca’s stockholders will continue to own and hold their then existing shares of Seneca Common Stock and shares of preferred stock, $0.01 par value per share, of Seneca, subject to adjustment for the reverse stock split. Seneca will assume outstanding and unexercised options to purchase shares of the Company’s common stock, and in connection with the Merger such options will be converted into options to purchase shares of Seneca Common Stock, with the number of shares and exercise price being adjusted by an exchange ratio of 0.1539 shares of Seneca Common Stock issuable upon exercise of each option to purchase one share of the Company’s Common Stock. Each warrant to purchase the Company’s Common Stock outstanding and unexercised immediately prior to the Effective Time will be assumed by Seneca and will become a warrant to purchase shares of Seneca Common Stock, with the number of shares and exercise price being adjusted by an exchange ratio of 0.1539 shares of Seneca Common Stock issuable upon exercise of each warrant to purchase one share of the Company’s Common Stock. As of immediately prior to the Effective Time (i) all outstanding and unexercised options to purchase shares of Seneca Common Stock with an exercise price of greater than $1.60 will be canceled and have no further force and effect, (ii) all outstanding and unexercised options to purchase shares of Seneca Common Stock with an exercise price equal to or less than $1.60 will remain effective and outstanding, and (iii) all of Seneca’s outstanding restricted stock unit awards shall be accelerated in full.

During 2020, certain Company executives and employees voluntarily waived salary benefits and bonuses which approximated $927,000. In November 2020, the Company approved a resolution that, contingent upon the closing of the proposed Merger, all previous amounts voluntarily waived would be paid as a one-time discretionary bonus. This resolution is contingent and non-binding until the contingency is resolved and therefore, not included on the Company’s condensed financial statements as of September 30, 2020.

LBSFIN-36

Financing Agreements

In connection with the transactions contemplated by the Merger, on December 16, 2020, (i) the Company entered into a securities purchase agreement with an institutional investor (the “Investor”) pursuant to which, among other things, the Company agreed to issue senior secured promissory notes in the aggregate principal amount of up to $5.0 million, in exchange for an aggregate purchase price of up to $3.75 million, representing an aggregate original issue discount of up to $1.25 million (the “Bridge Notes”) and warrants to purchase shares of the Company’s common stock, and (ii) Seneca and the Company entered into a separate securities purchase agreement with the Investor pursuant to which, among other things, the Investor agreed to invest $20.0 million in cash and cancel any outstanding principal and interest on the Bridge Notes immediately prior to the closing of the Merger in exchange for shares of Series 1 Preferred Stock of the Company to be issued immediately prior to the closing of the Merger and warrants to purchase shares of Seneca’s common stock to be issued after the closing of the Merger, in private placement transactions. The Company issued a Bridge Note with a principal amount of $1,666,667 on December 17, 2020.

LBSFIN-37

Leading BioSciences, Inc.
Condensed Balance Sheets
(in thousands, except share and per share amounts)

	September 30, 2020	December 31, 2019
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$751	$3,597
Accounts receivable	53	-
Prepaid expenses and other current assets	100	124
Total current assets	904	3,721
Restricted cash	26	26
Right-of-use asset	313	418
Property and equipment, net	5	2
Total assets	$1,248	$4,167

LIABILITIES, CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' DEFICIT
Current liabilities:
Accounts payable	$2,151	$2,047
Accrued liabilities	1,623	428
Current portion of lease liability	161	140
Current portion of debt, net	220	100
Total current liabilities	4,155	2,715
Paycheck Protection Program Loan	279	-
Non-current portion of lease liability	158	281
Total liabilities	4,592	2,996

Commitments and contingencies (Note 10)

Series C convertible preferred stock, $0.001 par value; 33,594,625 shares authorized as of September 30, 2020 and December 31, 2019; 11,674,131 shares issued and outstanding at September 30, 2020 and December 31, 2019, respectively; liquidation preference of $10.4 million and $10.4 million as of September 30, 2020 and December 31, 2019, respectively	9,503	9,503

Stockholders’ deficit:
Common stock, $0.001 par value; 250,000,000 shares authorized as of September 30, 2020 and December 31, 2019; 102,041,277 and 102,029,290 shares issued and outstanding at September 30, 2020 and December 31, 2019, respectively	102	102
Additional paid-in capital	50,833	49,270
Accumulated deficit	(63,782)	(57,704)
Total stockholders' deficit	(12,847)	(8,332)
Total liabilities, convertible preferred stock and stockholders' deficit	$1,248	$4,167

The accompanying notes are an integral part of these condensed financial statements.

LBSFIN-38

Leading BioSciences, Inc.
Condensed Statements of Operations
(in thousands, except share and per share amounts)
	Nine Months Ended September 30,
	2020	2019
	(Unaudited)
Operating expenses:
Research and development	$2,314	$2,228
General and administrative	3,738	5,277
Gain on derecognition of payable	-	(1,384)
Total operating expenses	6,052	6,121
Loss from operations	(6,052)	(6,121)
Other income (expense):
Loss on extinguishment of debt	-	(1,022)
Change in fair value of warrant liability	-	158
Interest expense	(39)	(249)
Other income	13	42
Total other (expense)	(26)	(1,071)
Net loss	$(6,078)	$(7,192)
Net loss attributable to common shareholders	$(6,078)	$(7,204)
Net loss per share attributable to common shareholders, basic and diluted	$(0.06)	$(0.08)
Weighted–average common shares used to compute basic and diluted net loss per share attributable to common shareholders	102,034,802	88,522,404

The accompanying notes are an integral part of these condensed financial statements.

LBSFIN-39

Leading BioSciences, Inc.
Condensed Statements of Convertible Preferred Stock and Stockholders’ Deficit
(in thousands, except share amounts)
(Unaudited)

	Series C		Series B1		Series A2		Series A1
	Convertible Preferred Stock		Convertible Preferred Stock		Convertible Preferred Stock		Convertible Preferred Stock		Common Stock		Additional		Total
											Paid-in	Accumulated	Stockholders'
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit
Balance, December 31, 2018	-	$-	11,762,069	$20,977	1,610,000	$8,344	5,250,000	$7,589	46,331,038	$46	$2,408	$(47,652)	$(45,198)

Conversion of preferred stock to common stock	-	-	(11,762,069)	(20,977)	(1,610,000)	(8,344)	(5,250,000)	(7,589)	44,163,938	44	36,866	-	36,910
Issuance of Series C Convertible Preferred Stock, net of issuance costs of $215	11,674,131	9,503	-	-	-	-	-	-	-	-	-	-	-
Issuance of common stock warrants in connection with Series C financing	-	-	-	-	-	-	-	-	-	-	628	-	628
Reclassification of warrant liability to equity	-	-	-	-	-	-	-	-	-	-	101	-	101
Conversion of debt and interest to common stock	-	-	-	-	-	-	-	-	11,479,748	12	5,962	-	5,974
Stock-based compensation expense	-	-	-	-	-	-	-	-	-	-	2,697	-	2,697
Reclassification of option award from equity to liability for related party (Note 7)	-	-	-	-	-	-	-	-	-	-	(128)	-	(128)
Termination of tranche right liability	-	-	-	-	-	-	-	-	-	-	79	-	79
Net loss	-	-	-	-	-	-	-	-	-	-	-	(7,192)	(7,192)

Balance, September 30, 2019 (Unaudited)	11,674,131	$9,503	-	$-	-	$-	-	$-	101,974,724	$102	$48,613	$(54,844)	$(6,129)

Balance, December 31, 2019	11,674,131	$9,503	-	$-	-	$-	-	$-	102,029,290	$102	$49,270	$(57,704)	$(8,332)

Stock-based compensation expense	-	-	-	-	-	-	-	-	-	-	1,544	-	1,544
Issuance of common stock to vendor	-	-	-	-	-	-	-	-	11,987	-	9	-	9
Issuance of common stock warrants related to promissory note	-	-	-	-	-	-	-	-	-	-	10	-	10
Net loss	-	-	-	-	-	-	-	-	-	-	-	(6,078)	(6,078)

Balance, September 30, 2020 (Unaudited)	11,674,131	$9,503	-	$-	-	$-	-	$-	102,041,277	$102	$50,833	$(63,782)	$(12,847)

The accompanying notes are an integral part of these condensed financial statements.

LBSFIN-40

Leading BioSciences, Inc.
Condensed Statements of Cash Flows
(In thousands)

	Nine Months Ended September 30,
	2020	2019
	(Unaudited)

Cash flows from operating activities
Net loss	$(6,078)	$(7,192)

Adjustments to reconcile net loss to net cash used operating activities:
Depreciation	2	2
Gain on derecognition	-	(1,384)
Accretion of debt discount and non-cash interest expense	32	166
Change in fair value of warrant liability	-	(158)
Accrued and unpaid interest	7	50
Non-cash lease expense	105	21
Stock-based compensation	1,544	2,697
Loss on extinguishment of debt	-	1,022
Changes in operating assets and liabilities:
Accounts receivable	(53)	250
Prepaid expenses and other assets	24	(159)
Accounts payable and accrued liabilities	1,299	454
Accrued compensation	-	(610)
Change in lease liability	(102)	(20)
Net cash used in operating activities	(3,220)	(4,861)

Cash flows from investing activities
Purchases of property and equipment	(5)	-
Net cash used in investing activities	(5)	-

Cash flows from financing activities
Proceeds from issuance of Series C, warrants and tranche right, net of issuance costs	-	10,210
Payments on related party notes	-	(116)
Proceeds from issuance of 2018 convertible notes	-	270
Payments on promissory note	-	(279)
Proceeds from PPP loan	279	-
Proceeds from promissory note	100	-
Net cash provided by financing activities	379	10,085

Net change in cash, cash equivalents and restricted cash	(2,846)	5,224
Cash, cash equivalents and restricted cash, beginning of period	3,623	374
Cash, cash equivalents and restricted cash, end of period	$777	$5,598

Reconciliation of cash, cash equivalents and restricted cash to the balance sheets
Cash and cash equivalents	751	5,572
Restricted cash	26	26
Total cash, cash equivalents and restricted cash	$777	$5,598

Supplemental disclosure of cash flows:
Interest paid	$-	$34

Debt discount for issuance of warrants	$10	$83
Debt discount for beneficial conversion feature	$-	$628
Operating lease liabilities arising from obtaining right-of-use assets	$-	$472
Derivative liability issued with Series C Convertible Preferred Stock	$-	$79
Issuance of common stock upon conversion of preferred stock	$-	$36,910
Issuance of common stock upon conversion of debt and interest	$-	$5,974
Deemed dividend on modification of equity classified warrant	$-	$12
Issuance of common stock to vendor	$9	$-

The accompanying notes are an integral part of these condensed financial statements.

LBSFIN-41

Leading BioSciences, Inc.

Notes to Financial Statements

(Unaudited)

1.       Organization, Business and Basis of Presentation

Description of Business

Leading BioSciences, Inc. (“the Company” or the “Company”) is a clinical-stage biopharmaceutical company focused on the discovery and development of innovative therapies to improve the lives of patients affected by a broad range of diseases and conditions triggered by gastrointestinal dysregulation. The Company is on the forefront of elucidating the role the gut plays in driving multiple disease states and conditions inside and outside the gastrointestinal tract. The Company is applying this knowledge and its industry experience to develop oral small-molecule drugs to maintain the integrity of the gut epithelial barrier, microbiome, and gut immune cells to improve acute and chronic Gastrobiome™-mediated outcomes. The Company’s initial focus is combatting the interruption of GI function (ileus) following major surgery to reduce recovery times and shorten patients’ length of stay in the hospital. The Company’s programs have the potential to prevent the formation of post-operative adhesions, as well as to address the myriad of health conditions and complications associated with chronic disruption of the intestinal mucosal barrier. The Company was incorporated in the state of Delaware on September 6, 2011, and is based in Carlsbad, California.

Unaudited Interim Financial Information

The accompanying unaudited condensed financial statements as of September 30, 2020, and for the nine months ended September 30, 2020 and 2019, have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission (“SEC”) and in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial reporting. Accordingly, these condensed financial statements do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. In the opinion of management, these unaudited interim condensed financial statements contain all adjustments necessary, all of which are of a normal and recurring nature, to state fairly the Company’s financial position, results of operations and cash flows. Interim results are not necessarily indicative of results for a full year or future periods. These condensed financial statements should be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2019.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that impact the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities in the Company’s financial statements and accompanying notes. The most significant estimates in the Company’s financial statements relate to stock-based compensation valuation. Although these estimates are based on the Company’s knowledge of current events and actions it may undertake in the future, actual results may materially differ from these estimates and assumptions.

Segment Information

Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision maker, the Chief Executive Officer, in making decisions regarding resource allocation and assessing performance. The Company views its operations and manages its business as one operating segment.

Liquidity and Going Concern

The Company has a limited operating history and the sales and income potential of the Company’s business and market are unproven. The Company has experienced losses and negative cash flows from operations since its inception. At September 30, 2020, the Company had an accumulated deficit of $63.8 million and cash and cash equivalents of $0.8 million. The Company expects to continue to incur losses into the foreseeable future. The successful transition to attaining profitable operations is dependent upon achieving a level of revenues adequate to support the Company’s cost structure.

LBSFIN-42

Historically, the Company has funded its operations primarily through a combination of debt and equity financings. In 2019, the Company received net proceeds of $10.2 million from the issuance of its Series C Convertible Preferred Stock, net of issuance costs of $0.2 million (Note 5). Management’s plans continue to be focused on raising additional capital or other financings, such as potential partnering events of the Company’s existing technology (Note 12). However, no assurance can be given at this time as to whether the Company will achieve these objectives. Based on the Company’s current business plan, management believes that existing cash and cash equivalents will not be sufficient to fund the Company’s obligations for at least 12 months from the date of issuance of these financial statements. The Company’s ability to execute its operating plan depends on its ability to obtain additional funding through equity offerings, debt financings or potential licensing and collaboration arrangements. The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business. However, the Company’s current working capital, anticipated operating expenses and net losses raise substantial doubt about its ability to continue as a going concern for a period of one year following the date that these financial statements are issued. The financial statements do not include any adjustments for the recovery and classification of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

The Company plans to continue to fund its losses from operations through cash and cash equivalents on hand, as well as through future equity offerings, debt financings, other third-party funding, and potential licensing or collaboration arrangements. There can be no assurance that additional funds will be available when needed from any source or, if available, will be available on terms that are acceptable to the Company. Even if the Company raises additional capital, it may also be required to modify, delay or abandon some of its plans which could have a material adverse effect on the Company’s business, operating results and financial condition and the Company’s ability to achieve its intended business objectives. Any of these actions could materially impact the Company’s business, carrying values of its assets and liabilities and its results of operations and future prospects.

COVID-19

On January 30, 2020, the World Health Organization (“WHO”) announced a global health emergency because of a new strain of coronavirus originating in Wuhan, China (the “COVID-19 pandemic”) and the risks to the international community as the virus spreads globally beyond its point of origin. In March 2020, the WHO classified the COVID-19 outbreak as a pandemic, based on the rapid increase in exposure globally.

On March 27, 2020, the Coronavirus Aid, Relief and Economic Security Act (the “CARES Act”) was enacted. The CARES Act, among other things, includes provisions relating to refundable payroll tax credits, deferment of employer side social security payments, net operating loss carryback periods, alternative minimum tax credit refunds, modifications to the net interest deduction limitations, increased limitations on qualified charitable contributions and technical corrections to tax depreciation methods for qualified improvement property. The CARES Act also appropriated funds for the U.S. Small Business Administration Paycheck Protection Program loans that are forgivable in certain situations to promote continued employment, as well as Economic Injury Disaster Loans to provide liquidity to small businesses harmed by COVID-19.

In April 2020, as a result of impacts and risks associated with the current COVID-19 pandemic, the Company paused enrollment and program activities surrounding the Company’s clinical trials. The COVID-19 pandemic has not affected the production or supply of the Company’s patent-protected therapeutic candidate, LB1148. However, LB1148 is primarily administered to candidates recovering from elective surgeries. The hospitals in which the enrollment and program activities are conducted have experienced a significant reduction, and in many instances entire cancellations, of all elective surgeries. Therefore, the enrollment and program activities have been temporarily paused. The Company is monitoring volume and availability of elective surgeries to determine when enrollment and program activities may resume.

The COVID-19 pandemic may cause additional delays of the Company’s clinical trials or adversely impact the Company’s business. The Company cannot predict how legal and regulatory responses to concerns about COVID-19 or other major public health issues will impact the Company’s business, nor can it predict potential adverse impacts related to the availability of capital to fund the Company’s operations. Additionally, the Company’s workforce and outside consultants may also be affected, which could result in an adverse impact on the Company’s ability to conduct business. Any of these factors, alone or in combination with others, could harm the Company’s business, results of operations, financial condition or liquidity. However, the magnitude, timing, and duration of any such potential financial impacts cannot be reasonably estimated at this time.

LBSFIN-43

2.       Summary of Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents represent cash available in readily available checking and money market accounts. The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

Restricted Cash

The Company held restricted cash of $26,000 at September 30, 2020 and December 31, 2019, respectively, in a separate restricted bank account as collateral for the Company’s corporate credit card program. The Company has classified these deposits as long-term restricted cash on its balance sheet.

Concentration of Credit Risk

Financial instruments, which potentially subject the Company to concentration of credit risk, consist primarily of cash and cash equivalents. The Company maintains deposits in federally insured financial institutions and in money market accounts, and at times, balances may be in excess of federally insured limits. Management believes that the Company is not exposed to significant credit risk due to the financial position of the depository institutions in which those deposits are held nor has the Company experienced any losses in these accounts.

Property and Equipment, Net

Property and equipment, which consist of computers, are stated at cost less depreciation using the straight-line method over the estimated useful lives of the assets (approximately 3 years). Repair and maintenance costs that do not improve service potential or extend economic life are expensed as incurred.

Convertible Preferred Stock

The Company’s convertible preferred stock have been classified as temporary equity in the accompanying balance sheets in accordance with authoritative guidance for the classification and measurement of potentially redeemable securities whose redemption is based upon certain change in control events outside of the Company’s control, including the sale or transfer of control of the Company. The Company has determined not to adjust the carrying values of the convertible preferred stock to the liquidation preferences of such shares because the occurrence of any such deemed liquidation event is not probable.

Fair Value of Financial Instruments

The Company’s financial instruments consist principally of cash equivalents, restricted cash, accounts payable, and accrued liabilities. The carrying amounts of financial instruments such as cash equivalents, prepaid and other assets, accounts payable accrued liabilities and debt approximate their related fair values due to the short-term nature of these instruments. The carrying value of the Company’s current debt approximates its fair value due to the market rate of interest. The Company’s derivative financial instruments are carried at fair value based on unobservable market inputs. None of the Company’s non-financial assets or liabilities are recorded at fair value on a non-recurring basis.

LBSFIN-44

Derivative Financial Instruments

The Company does not use derivative instruments to hedge exposures to cash flow, market, or foreign currency risks. The Company evaluates all of its financial instruments, including warrants, to determine if such instruments are derivatives or contain features that qualify as embedded derivatives. The Company values its derivatives using the Black-Scholes option-pricing model or other acceptable valuation models. Derivative instruments are valued at inception and subsequent valuation dates. The classification of derivative instruments, including whether such instruments should be recorded as liabilities, is re-assessed at the end of each reporting period.

The Company reviews the terms of debt instruments, equity instruments and other financing arrangements to determine whether there are embedded derivative features, including embedded conversion options that are required to be bifurcated and accounted for separately as a derivative financial instrument. Additionally, in connection with the issuance of financing instruments, the Company may issue freestanding options and warrants, including options or warrants to non-employees in exchange for consulting or other services performed.

The Company accounts for common stock warrants in accordance with Accounting Standards Codification (“ASC”) ASC Topic 815, Derivatives and Hedging (“ASC 815”). Based upon the provisions of ASC 815, the Company accounts for common stock warrants as liabilities if the warrant requires net cash settlement or gives the holder the option of net cash settlement or it fails the equity classification criteria. The Company accounts for common stock warrants as equity if the contract requires physical settlement or net physical settlement or if the Company has the option of physical settlement or net physical settlement and the warrants meet the requirements to be classified as equity. Common stock warrants classified as liabilities are initially recorded at fair value and remeasured at fair value each balance sheet date with the offset adjustments recorded in change in fair value of warrant liability within the statements of operations. Common stock warrants classified as equity are initially measured at fair value on the grant date and are not subsequently remeasured.

Research and Development Costs

Research and development expenses consist primarily of salaries and other personnel related expenses including stock-based compensation costs, preclinical costs, clinical trial costs, costs related to acquiring and manufacturing clinical trial materials, contract services, facilities costs, overhead costs, and depreciation. All research and development costs are expensed as incurred. The Company recorded research and development costs of $2.3 million and $2.2 million for the nine months ended September 30, 2020 and 2019, respectively.

Clinical Trial Expenses

Expenses related to clinical studies are based on estimates of the services received and efforts expended pursuant to the Company’s contract arrangements. The financial terms of these agreements are subject to negotiation, vary from contract to contract and may result in uneven payment flows. There may be instances in which payments made to the Company’s service providers will temporarily exceed the level of services provided and result in a prepayment of the clinical expense. Payments under some of these contracts depend on factors such as the successful enrollment of patients, site initiation and the completion of clinical milestones. The Company makes estimates of its accrued expenses as of each balance sheet date in its financial statements based on facts and circumstances known at that time. In accruing service fees, the Company estimates the time period over which services will be performed and the level of effort to be expended in each period. If the actual timing of the performance of services or the level of effort varies from its estimate, the Company adjusts the accrual or prepaid expense balance accordingly. Historically, the Company’s estimated accrued liabilities have materially approximated actual expense incurred. Clinical trial expenses are included in research and development expense for the nine months ended September 30, 2020 and 2019.

Patent Costs

Costs related to filing and pursuing patent applications (including direct application fees, and the legal and consulting expenses related to making such applications) are expensed as incurred, as recoverability of such expenditures is uncertain. These costs are included in general and administrative expenses for the nine months ended September 30, 2020 and 2019.

LBSFIN-45

Debt Issuance Costs

Debt issuance costs incurred to obtain debt financing are deferred and are amortized over the term of the debt using the effective interest method. The costs are recorded as a reduction to the carrying value of the debt and the amortization expense is included in interest expense for the nine months ended September 30, 2020 and 2019.

Income Taxes

The Company follows the Financial Accounting Standards Board (“FASB”) ASC 740, Income Taxes, or ASC 740, in reporting deferred income taxes. ASC 740 requires a company to recognize deferred tax assets and liabilities for expected future income tax consequences of events that have been recognized in the Company’s financial statements. Under this method, deferred tax assets and liabilities are determined based on temporary differences between financial statement carrying amounts and the tax basis of assets and liabilities using enacted tax rates in the years in which the temporary differences are expected to reverse. Valuation allowances are provided if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

The Company accounts for uncertain tax positions pursuant to ASC 740, which prescribes a recognition threshold and measurement process for financial statement recognition of uncertain tax positions taken or expected to be taken in a tax return. If the tax position meets this threshold, the benefit to be recognized is measured as the tax benefit having the highest likelihood of being realized upon ultimate settlement with the taxing authority. The Company recognizes interest accrued related to unrecognized tax benefits and penalties in the provision for income taxes.

Stock-Based Compensation

Stock-based compensation expense represents the cost of the grant date fair value of employee stock option grants recognized over the requisite service period of the awards (usually the vesting period) on a straight-line basis. The Company recognizes forfeitures as they occur as a reduction of expense. Stock options granted to non-employees are accounted for as the same as employee grants in accordance with ASU 2018-07 Compensation-Stock Compensation (Topic 718): Improvements to non-employee share-based payment accounting. The Company estimates the fair value of employee and non-employee stock option grants using the Black-Scholes option pricing model.

Net Loss Per Share

In periods of net loss, basic loss per share is computed by dividing net loss available to common stockholders by the weighted average number of shares of common stock outstanding during the period. The Series A1, A2, B1 and C convertible preferred stock (the “Convertible Preferred Stock”) contain non-forfeitable rights to dividends with the common stockholders, and therefore are considered to be participating securities. In periods of net income, the calculation of basic earnings per share excludes from the numerator net income attributable to the convertible preferred stock and excludes the impact of those shares from the denominator.

For periods of net loss, diluted loss per share is calculated similarly to basic loss per share because the impact of all potential dilutive common shares is anti-dilutive. For periods of net income, diluted earnings per share is computed using the more dilutive of the “two class method” or the “if converted method.” Dilutive earnings per share under the “two class method” is calculated by dividing net income available to common stockholders as adjusted for the participating impacts of the Convertible Preferred Stock, by the weighted-average number of shares outstanding plus the dilutive impact of all other potential dilutive common shares. Dilutive earnings per share under the “if converted method” is calculated by dividing net income available to common stockholders by the weighted-average number of shares outstanding plus the dilutive impact of all potential dilutive common shares.

The Company has calculated basic and diluted loss per share as follows (In thousands - except per share amounts):

LBSFIN-46

	Nine months ended September 30,
	2020	2019
Numerator
Net loss	$(6,078)	$(7,192)
Less: deemed dividend on freestanding warrant down round feature	-	(12)
Net loss attributable to common shareholders	$(6,078)	$(7,204)

Denominator
Basic and diluted weighted average shares outstanding	102,035	88,522

Net loss per share attributable to common shareholders, basic and diluted	$(0.06)	$(0.08)

The following table sets forth outstanding potentially dilutive shares that have been excluded from the calculation of diluted net loss per share attributable to common stockholders because of their anti-dilutive effect (in common stock equivalents):

(in thousands)	Nine months ended September 30,
	2020	2019
Employee stock options	30,410	26,251
Warrants for common stock	3,697	3,672
Series A1 convertible preferred stock (a)	-	2,577
Series A2 convertible preferred stock (a)	-	2,371
Series B1 convertible preferred stock (a)	-	5,891
Series C convertible preferred stock	11,674	6,919
2017 convertible notes (a)	-	1,642
2018 convertible notes (a)	-	349
Total	45,781	49,672

(a)	The calculation of this dilutive instrument’s weighted average term outstanding for the nine months ended September 30, 2019 includes the pro-rated term for the period January 1, 2019 through March 8, 2019, at which point these instruments all converted into common stock of the Company (the “Common Stock”) pursuant to the Series C Financing (as defined below) (Note 5).

Comprehensive (Loss)

Comprehensive (loss) is defined as a change in equity during a period from transactions and other events and circumstances from non-owner sources. The Company’s comprehensive loss was the same as its reported net loss for all periods presented.

Recently Adopted Accounting Pronouncements

In August 2018, the FASB issued ASU 2018-13, Changes to the Disclosure Requirements for Fair Value Measurement, which modifies certain disclosure requirements on fair value measurements. ASU 2018-13 removes the valuation processes for Level 3 fair value measurements and adds the disclosure for the range and weighted-average of significant unobservable inputs used to develop Level 3 fair value measurements. The updated guidance is effective for interim and annual periods beginning after December 15, 2019, and early adoption is permitted. The Company adopted ASU 2018-13 in the first quarter of 2020. The Company has evaluated the effect that the updated standard had on its internal processes, financial statements and related disclosures, and has determined that the adoption did not have a material impact on the Company’s historical financial statements.

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Recently Issued Accounting Pronouncements

In June 2016, the FASB issued Accounting Standards Update No. 2016-13, Financial Instruments— Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). The ASU introduced a new credit loss methodology, the Current Expected Credit Losses (“CECL”) methodology, which requires earlier recognition of credit losses, while also providing additional transparency about credit risk. The CECL methodology utilizes a lifetime “expected credit loss” measurement objective for the recognition of credit losses for loans, held-to maturity debt securities, trade receivables and other receivables measured at amortized cost at the time the financial asset is originated or acquired. Subsequent to the issuance of ASU 2016-13, the FASB issued several additional ASUs to clarify implementation guidance, provide narrow-scope improvements and provide additional disclosure guidance. In November 2019, the FASB issued an amendment making this ASU effective for fiscal years beginning after December 15, 2022 for smaller reporting companies. The Company is currently evaluating the potential impact that this standard may have on its financial statements and related disclosures.

In December 2019, the FASB issued ASU No. 2019-12, Simplifying the Accounting for Income Taxes, as part of its initiative to reduce complexity in accounting standards. The amendments in the ASU are effective for fiscal years beginning after December 15, 2020, including interim periods therein. Early adoption of the standard is permitted, including adoption in interim or annual periods for which financial statements have not yet been issued. We have not early adopted this ASU for 2019. The Company is currently evaluating the impact of the adoption of this standard on its financial statements.

In August 2020, FASB issued ASU 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, which, among other things, provides guidance on how to account for contracts on an entity’s own equity. This ASU simplifies the accounting for certain financial instruments with characteristics of liabilities and equity. Specifically, the ASU eliminated the need for the Company to assess whether a contract on the entity’s own equity (1) permits settlement in unregistered shares, (2) whether counterparty rights rank higher shareholder’s rights, and (3) whether collateral is required. In addition, the ASU requires incremental disclosure related to contracts on the entity’s own equity and clarifies the treatment of certain financial instruments accounted for under this ASU on earnings per share. This ASU may be applied on a full retrospective of modified retrospective basis. For smaller reporting companies, this ASU is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption of the ASU is permitted for fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. The Company is currently evaluating the potential impact that this standard may have on its financial statements and related disclosures.

3.       Fair Value Measurements

The Company follows ASC 820-10, Fair Value Measurements and Disclosures, which among other things, defines fair value, establishes a consistent framework for measuring fair value and expands disclosure for each major asset and liability category measured at fair value on either a recurring or nonrecurring basis. Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement determined based on assumptions that market participants would use in pricing an asset or liability. The fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

As a basis for considering such assumptions, a three-tier fair value hierarchy has been established, which prioritizes the inputs used in measuring fair value as follows:

•	Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2: Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and

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•	Level 3: Unobservable inputs for which there is little or no market data, which require the reporting entity to develop its own assumptions, which reflect those that a market participant would use.

The following table summarizes the activity of the Company’s Level 3 derivative liability (in thousands):

Opening value at January 1, 2019	$176
Initial fair value associated with warrant liabilities granted during the period	83
Change in fair value during the period	(158)
Extinguishment related to exchange with New Warrants	(101)
Ending value at September 30, 2019	$-

The Company entered into the 2018 Convertible Notes (as defined below) agreement (Note 4) providing warrants related to such financing event that met the definition of a derivative instrument in accordance with ASC 815. These liabilities are required to be recorded at their estimated fair value initially and on a recurring basis. As of January 1, 2019, the fair value of the derivative liability approximated $176,000. Additional funding under the 2018 Convertible Notes was issued in early 2019 and the liability classified warrants associated this financing had an approximate fair value of $83,000 at issuance. These warrants were exchanged for new warrants in contemplation of the Series C Financing in March 2019 and met the requirements for equity classification. Accordingly, the derivative liability was remeasured immediately before reclassification with a credit to earnings for the change in fair value.

The fair value of the liability classified warrants was determined based on a probability weighted valuation model of the various embedded features of the Company’s outstanding debt and equity instruments. The fair value is subjective and is affected by changes in inputs to the valuation model including management’s assumptions regarding estimates of timing and the probability of each embedded conversion feature occurring. Changes in these assumptions can materially affect the fair value.

As described in Note 5, in connection with the Series C Financing, the lead investor of the Series C Financing purchased the right to purchase additional shares of Series C convertible preferred stock (“Additional Tranche Right”). The fair value of this obligation to issues future shares of Series C convertible preferred stock was determined based on a probability weighted valuation model. As noted in Note 5, the investor exercised this right in 2019 and the obligation was no longer outstanding as of September 30, 2019.

The following table summarizes the activity of the Company’s Level 3 Additional Tranche Right liability (in thousands):

Ending value at December 31, 2018	$-
Initial fair value at the original issuance date	79
Termination of tranche right	(79)
Ending value at September 30, 2019	$-

There were no other assets or liabilities that were measured at fair value on a recurring basis as of December 31, 2019 or as of September 30, 2020.

4.       Debt

Debt consisted of the following as of September 30, 2020 and December 31, 2019 (in thousands):

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	September 30,	December 31,
	2020	2019
Unsecured Promissory Notes	$232	$100
Paycheck Protection Program Loan	279	-
Total debt	511	100
Less: Unamortized debt discounts	(12)	-
Total debt, net	499	100
Less: current portion of debt	(220)	(100)
Non-current portion of debt	$279	$-

As of September 30, 2020, future minimum payments including interest due under the total debt instruments were as follow (in thousands):

Future Debt Payments
Fiscal year
2020 (October - December)	$232
2021	-
2022	279
2023	-
2024 and thereafter	-
Total debt maturities	511
Less: debt discounts	(12)
Total future minimum payments	499
Less: current portion of debt	(220)
Non-current portion of debt	$279

Unsecured Promissory Notes

The Company previously committed to make annual unrestricted gifts to the Regents of the University of California to assist in funding the laboratory where experiments were being conducted in connection with technology the Company had licensed from the University of California at San Diego (“UCSD”). In December 2013, the Company entered into an unsecured promissory note with the UCSD Board of Regents for previously unfunded gifts. The Company made principal payments totaling $374,000 during the year ended December 31, 2019. This fully repaid all outstanding balances as of December 31, 2019.

On December 18, 2019, the Company issued an unsecured promissory note for a principal sum of $100,000 to a consultant as payment for consulting services performed in 2019. The note has a maturity date in December 2020. The outstanding principal under the note accrues interest at the annual rate of five percent (5%) simple interest. All principal plus accrued interest on the note shall be paid by the maturity date, or earlier if the Company closes on $5 million or more in revenue or gross financing proceeds. As of September 30, 2020 and December 31, 2019, the outstanding balance on the note, including accrued interest, was $104,000 and $100,000, respectively, which was reported within the current portion of debt on the balance sheet. Upon the occurrence of certain Events of Default, including but not limited to the Company’s failure to satisfy its payment obligations under the note or the breach of certain non-financial covenants under the note, the lender will have the right, among other remedies, to declare all unpaid balance immediately due and payable.

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On July 9, 2020, the Company issued an unsecured promissory note for a principal sum of $125,000 with an original issue discount of 20 percent. There were no issuance costs related to this transaction. Interest accrues on the unpaid principal amount at a rate equal to 10 percent per annum, compounded annually. Principal and any accrued but unpaid interest under this note shall be due and payable upon demand of the Holder at any time following the earlier to occur of (a) the date on which the Company receives at least $1,250,000 in gross proceeds from the issuance of equity securities or securities convertible into or exercisable for equity securities or (b) the 120th day following the issuance date of the note. In connection with this note, the Company issued the noteholder a warrant to purchase 25,000 shares of common stock, $0.001 par value per share. The warrants have an exercise price of $0.73 per share, are immediately exercisable and will expire ten years from the grant date. On November 6, 2020, the Company and lender entered into an amendment that extended the maturity date of the unsecured promissory note for an additional 120 days. No other terms of the original agreement were amended. The Company paid all outstanding accrued interest, which approximated $4,000, in conjunction with amendment and interest will continue to accrue at the original stated interest rate.

Paycheck Protection Program (“PPP”)

In April 2020, the Company applied for and received $279,000 from the PPP (the “PPP Loan”) as government aid for payroll, rent and utilities. There were no issuance costs related to this transaction. The PPP Loan accrues simple interest at a rate of 1% per annum and has an original maturity date of April 2022. Payments of principal and interest are deferred for the ten-month period following the loan forgiveness period, which is defined as the 8-week or 24-week period following the loan origination date, at which time the loan balance is payable in monthly installments unless the Company applies for, and receives, forgiveness in accordance with the CARES Act and the terms of the loan executed by the Company and its lender.

The application for these funds required the Company to, in good faith, certify that the current economic uncertainty made the loan request necessary to support the ongoing operations of the Company. This certification further required the Company to take into account its current business activity and its ability to access other sources of liquidity sufficient to support ongoing operations in a manner that is not significantly detrimental to the business. The certification made by the Company did not contain any objective criteria and is subject to interpretation. Based in part on the Company’s assessment of other sources of liquidity, the uncertainty associated with future revenues created by the COVID-19 pandemic and related governmental responses, and the going concern uncertainty reflected in the Company’s financial statements, the Company believed in good faith that it met the eligibility requirements for the PPP Loan. If, despite the good-faith belief that given the Company’s circumstances all eligibility requirements for the PPP Loan were satisfied, it is later determined that the Company had violated any applicable laws or regulations or it is otherwise determined the Company was ineligible to receive the PPP Loan, it may be required to repay the PPP Loan in its entirety and/or be subject to additional penalties and potential liabilities.

On June 5, 2020, the “PPP Flexibility Act” was signed into law, extending the PPP Loan forgiveness period from 8 weeks to 24 weeks after loan origination, reducing the required amount of payroll expenditures from 75% to 60%, removing the prior ban on borrowers taking advantage of payroll tax deferral after loan forgiveness and allowing for the amendment of the maturity date on existing loans from two years to five years.

As of November 2020, the Company is in process of compiling its application for forgiveness of the PPP Loan. The Company believes it meets the eligibility and requirements for debt forgiveness; however, it cannot be certain of any such forgiveness until all steps of the application have been completed and approved. Therefore, the PPP Loan’s outstanding debt and accrued interest balance is reported on the balance sheet as of September 30, 2020.

2018 Secured Notes and Warrant Agreements

In 2018, the Company entered into Secured Notes and Warrant Agreement (“2018 Notes Agreement”) with several investors (collectively “the Lenders”) for up to a maximum aggregate amount of $1,250,000, pursuant to which the Lenders agreed to lend the Company $950,000 in a series of secured promissory notes (“2018 Secured Notes”). Issuance costs related to the transaction were immaterial. The Company’s obligations under the 2018 Secured Notes Agreement were secured by a lien and security interest in the Company’s intellectual property. The outstanding principal amount of the 2018 Secures Notes bear interest at a rate of 15% per annum. Interest accrues and is payable monthly to the Lenders from the date of issuance until such date on which the entire principal balance outstanding is paid in full or on the maturity date, March 31, 2019.

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Pursuant to the 2018 Notes Agreement, the Company issued to each Lender a warrant (“2018 Secured Notes Warrants”) to purchase that number of shares of its Common Stock, $0.001 par value per share, equal to ten percent of such Lender’s note principal amount for an exercise price of $0.75 per share. The warrants are immediately exercisable and will expire ten years from the grant date. The 2018 Secured Notes Warrants meet the criteria for classification as equity. Accordingly, the fair value of the 2018 Secured Notes and 2018 Secured Notes Warrants were estimated on the date of issuance using the Black-Scholes valuation model and the proceeds were allocated across each component on a relative fair value basis. The debt discounts on the 2018 Secured Notes were amortized over the contractual period of the notes using the effective interest rate method.

The original terms of the 2018 Notes Agreement did not allow for conversion into any of the Company’s stock. As a condition to and immediately prior to the Series C Financing (Note 5), the holders of the 2018 Secured Notes agreed to convert their notes into 2,107,384 shares of Common Stock of the Company. This conversion was accounted for as a debt extinguishment resulting in a loss in extinguishment of $429,000 recognized for the nine months ended September 30, 2019 based upon the fair value of the shares of Common Stock received upon extinguishment.

2018 Convertible Notes and Warrant Agreement

In 2018, the Company issued $570,000 aggregate principal amount of Convertible Bridge Notes (“2018 Convertible Notes”). In 2019, the Company issued an additional $270,000 aggregate principal amount of 2018 Convertible Notes. The 2018 Convertible Notes had an original maturity date of January 1, 2020 and accrue simple interest at a rate of 8% per annum, which shall be due and payable on the maturity date.

The 2018 Convertible Notes converted in connection with the Series C Financing (Note 5) in March 2019. As a condition to and immediately prior to the Series C financing, the holders of the 2018 Convertible Notes agreed to convert their notes (including all principal and accrued interest) into 1,900,279 shares of common stock. The conversion was accounted for as a debt extinguishment with a loss on extinguishment of $592,000 recognized for the nine months ended September 30, 2019.

In connection with the 2018 Convertible Notes, the Company issued the investors warrants (“2018 Convertible Notes Warrants”) to purchase shares of common stock, $0.001 par value per share. The Company issued 294,000 warrants in connection with the 2018 Convertible Notes. During March 2019 and in contemplation of the Series C Financing (Note 5), all of the 2018 Convertible Note Warrants were exchanged for warrants (“2018 Convertible Notes New Warrants”) with a fixed number of shares and explicit exercise price. The 2018 Convertible Notes New Warrants expire 10 years from the date of issuance and meet the criteria for equity classification. Accordingly, the derivative liability was remeasured immediately before reclassification with a $158,000 credit to earnings for the change in fair value (Note 3) and $101,000 recognized to equity for the final exchange to the equity classified 2018 Convertible Notes New Warrants.

2017 Convertible Notes and Warrant Agreement

In 2017, the Company issued $2,775,000 aggregate principal amount of Convertible Bridge Notes (“2017 Convertible Notes”). A beneficial conversion feature was recognized upon issuance of the 2017 Convertible Notes. Issuance costs related to the transaction were immaterial. During the first half of 2018, the Company issued an additional $225,000 aggregate principal amount of 2017 Convertible Notes. The 2017 Convertible Notes had an original maturity date of June 30, 2018 which was subsequently extended to 2019. Interest accrued at a rate of 8% per annum.

For the years ended December 31, 2018 and 2017, the Company recorded a Beneficial Conversion Feature (“BCF”) of $166,000 and $1.1 million, respectively, in connection with the 2017 Convertible Notes. This amount was recognized as a debt discount and accreted to interest expense over the life of the 2017 Convertible Notes using the effective interest method, until conversion in March 2019. The Company recorded $38,000 and $0.8 million of interest expense related to the amortization of the debt discount associated with the BCF for the years ended December 31, 2019 and December 31, 2018, respectively, which included the accretion of $26,000 representing the remaining unrecognized debt discount associated with the BCF upon conversion.

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The 2017 Convertible Notes converted in connection with the Series C Financing (Note 5) in March 2019. As a condition to and immediately prior to the Series C financing, the holders of the 2017 Convertible Notes agreed to convert their notes (including all principal and accrued interest) into 7,472,085 shares of Common Stock. The conversion into Common Stock was accounted for as a conversion and the remaining unamortized discount of $96,000 was accelerated and recorded to interest expense upon conversion.

In connection with the 2017 Convertible Notes, the Company issued the investors 300,000 warrants (“2017 Convertible Note Warrants”) to purchase common stock at $0.75 per share. The 2017 Convertible Note Warrants expire 10 years from the date of issuance and meet the criteria for equity classification. Accordingly, the fair value of the 2017 Convertible Notes and Warrants were estimated on the date of issuance using a Black-Scholes valuation model and the proceeds were allocated across each component on a relative fair value basis.

In June 2018, the 2017 Convertible Notes were modified to extend the maturity date to December 31, 2018. In conjunction with the extension, the Company issued the holders additional warrants (“2017 Modification Warrants”) which also included terms for down round protection. The amendment also provided the Company with the option to further extend the maturity date to June 30, 2019 subject to the issuance of additional warrants. The 2017 Modification Warrants met the criteria to be classified as equity as the Company early adopted ASU 2017-11, Accounting for Certain Financial Instruments with Down Round Features, which allows certain down round features to be excluded from the consideration of whether the instrument may be classified as equity. As such, the 2017 Modification Warrants were recognized in equity at a fair value of $45,000 on the June 30, 2018 date of issuance. As the 2017 Modification Warrants were issued by the Company to creditors at the time of the extension, the fair value of the modification was capitalized as debt issuance cost and amortized over the remaining term of the debt. As a result of the Series C Financing, in March 2019, these warrant holders consented to the exchange of these warrants for new warrants (“2017 Modification New Warrants”) with the same expiration date but with an exercise price equal to $1.12 per share to reflect the adjusted exercise price in satisfaction of the down-round feature of the original warrant agreement. As recognition of this event, and in accordance with ASU 2017-11, the change in fair value of $12,000 was recorded as a deemed dividend.

On December 31, 2018, the Company exercised its option to extend the maturity date of the 2017 Convertible Notes to June 30, 2019 and as such, 166,421 additional warrants (“2017 Extension Warrants”) were issued. The 2017 Extension Warrants were issued with the same provisions as the 2017 Modification Warrants with the exception of having a fixed exercise price of $1.12 per share. The 2017 Extension Warrants expire 10 years from the date of issuance and meet the criteria for equity classification.

5.       Stockholders’ Deficit

Classes of Stock

As of September 30, 2020 and December 31, 2019, respectively, the Company was authorized to issue 250,000,000 shares of $0.001 par value Common Stock and 33,594,625 shares of $0.001 par value convertible preferred stock (the “Convertible Preferred Stock”). Of the authorized number of shares of Convertible Preferred Stock, 33,594,625 shares were designated as Series C Preferred Stock (“Series C”).

As of January 1, 2019, the Company had outstanding 5,250,000 shares of Series A1 Convertible Preferred Stock (“Series A1”), 1,610,000 shares of Series A2 Convertible Preferred Stock (“Series A2”), and 11,762,069 shares of Series B1 Convertible Preferred Stock (“Series B1”). As a condition to and immediately prior to the initial closing of the Series C Financing (Note 5), all outstanding shares of the Company’s Series A1, Series A2 and Series B1 converted into shares of Common Stock at the existing conversion rates of 2.0, 6.0 and 2.0408, respectively.

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Series A1 and Series A2 Conversion

All outstanding shares of Series A1 and Series A2 plus the amount of any unpaid preference dividend on such shares automatically converted into such number of shares of Common Stock as determined by dividing the Series A1 and Series A2 original issue price by the Series A1 and Series A2 Conversion Price ($0.50 per share, subject to adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A1 and Series A2).

Series B1 Conversion

All outstanding shares of Series B1 plus the amount of any unpaid preference dividend on such shares automatically converted into such number of shares of Common Stock as determined by dividing the Series B1 original issue price by the Series B1 conversion price ($1.15 per share, subject to adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series B1).

Series C

On March 8, 2019 the Company entered into an agreement with a lead investor for the purchase and sale, of up to an aggregate of $30 million of Series C. The actual committed Series C investment resulted in two closings for total proceeds of $10.0 million. Issuance costs associated with financing were $215,000 which resulted in net proceeds from of $9.8 million. On March 8, 2019, the Company completed the initial closing, which was comprised of 8,398,656 shares of Series C at an offering price of $0.893 per share. Contemporaneous with the initial closing, the lead investor agreed to purchase 2,799,552 additional shares of Series C at an offering price of $0.893 at a future date (“Additional Tranche Right”). The lead investor exercised its right on August 15, 2019. The Company issued 1,500,000 warrants to purchase common stock at an exercise price of $1.12 per share in connection with the first closing and issued 500,000 warrants to purchase common stock at exercise price of $1.12 per share in connection with the second closing. The warrants were classified as equity and were measured using a Black-Scholes valuation model.

At inception, the Additional Tranche Right met the criteria for liability classification under ASC 480. The Company valued the Additional Tranche Right at $79,000 and recorded this right as a liability on the balance sheet. The Additional Tranche Right was extinguished in August 2019 when the right was exercised by the lead Investor. The liability’s fair value mark-to-market immediately prior to the exercise was immaterial.

In addition to the Series C issued to the lead investor, the Company issued 475,923 shares of Series C to other investors for net proceeds of $425,000 during 2019. The Company issued 35,000 warrants to purchase common stock at an exercise price of $1.12 per share to these other investors. The warrants were classified as equity and were measured using a Black-Scholes valuation model.

Dividends

From and after the date of the issuance of any shares of Series C, dividends at the rate of eight percent (8%) per annum of the Original Issue Price (as defined below) shall accrue on such shares of Series C (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series C). The “Original Issue Price” shall mean $0.893 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series C. Accruing dividends shall accrue from day to day, whether or not declared, and shall not be cumulative; provided however, that such accruing dividends shall be payable only when, as, and if declared by the board of directors of the Corporation and the Corporation shall be under no obligation to pay such accruing dividends. The Company shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Company (other than dividends on shares of Common Stock payable in shares of Common Stocks) unless the holders of the Series C then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Series C.

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of shares of Series C then outstanding shall be entitled to be paid out of the assets of the Company available for distribution to its stockholders or, in the case of a deemed liquidation event, out of the consideration payable to stockholders in such deemed liquidation event or the available proceeds, before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to one times (1x) the Original Issue Price, plus any dividends declared but unpaid thereon (the “Liquidation Preference”). If upon any such liquidation, dissolution or winding up of the Company or deemed liquidation event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series C the full Liquidation Preference, the holders of shares of Series C shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. The Series C is subject to redemption upon the occurrence of uncertain events, such as change in control, not solely within the Company’s control. Accordingly, the Series C is included within temporary equity on the balance sheet. The Company does not consider the change in control to be probable and accordingly the Company does not adjust the Series C Preferred Stock to redemption value. The liquidation preference as of September 30, 2020 and December 31, 2019 was $10.4 million.

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Voting

On any matter presented to the stockholders of the Company for their action or consideration at any meeting of stockholders of the Company (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Series C shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series C held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter.

Conversion

Each share of Series C shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the Original Issue Price by the Conversion Price (as defined below) in effect at the time of conversion. The “Conversion Price” of the Series C Preferred Stock shall initially be equal to $0.893.

Upon either (a) the closing of the sale of shares of Common Stock to the public at a price of at least one and a half times (1.5x) the Original Issue Price (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Common Stock), in a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $40.0 million of gross proceeds, (b) the closing of a merger or other business combination with an existing public company that results in at least $35.0 million of cash and cash equivalents on the surviving company’s balance sheet as of the closing date of such transaction, or (c) the date and time, or the occurrence of an event, specified by vote or written consent of the required holders, then (i) all outstanding shares of Series C shall automatically be converted into shares of Common Stock, at the then effective conversion rate as calculated and (ii) such shares may not be reissued by the Company.

Common Shares

The Company is authorized to issue 250,000,000 shares of $0.001 par value Common Stock.  Each share of Common Stock is entitled to one vote at all meetings of shareholders. All shares of Common Stock are equal to each other with respect to liquidation rights and dividend rights. There are no preemptive rights to purchase any additional shares of Common Stock. In the event of liquidation, dissolution or winding up of the Company, holders of shares of Common Stock will be entitled to receive on a pro rata basis all assets of the Company remaining after satisfaction of all liabilities and all liquidation preferences, if any, granted to holders of preferred stock.

After payment of any dividends on Convertible Preferred Stock, the holders of outstanding shares of Common Stock are entitled to receive dividends out of assets legally available therefore at such times and in such amounts as the board of directors may from time to time determine. Holders of Common Stock will share equally on a per share basis in any dividend declared by the board of directors. The Company has not paid any dividends on Common Stock and do not anticipate paying any cash dividends on such stock in the foreseeable future. In the event of a merger or consolidation, all holders of Common Stock will be entitled to receive the same per share consideration.

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As of September 30, 2020 and December 31, 2019, the Company had reserved shares of common stock, on an as-if converted basis, for issuance as follows (in thousands):

	September 30,	December 31,
	2020	2019
Series C convertible preferred stock outstanding	11,674	11,674
Common stock options outstanding	30,410	27,551
Common stock warrants issuable and outstanding	3,697	3,672
Common stock options available for issuance under the Plan	4,181	7,040
Total	49,962	49,937

6.       Common Stock Warrants

From time to time, the Company issues warrants to its investors, creditors and various other individuals, as noted above. The Company’s outstanding common stock warrants that are classified as equity warrants are included as a component of stockholder’s equity at the date of grant at the relative fair value at that grant date. The warrants have an exercise price ranging from $0.73 to $1.02 per share and generally expire ten years after the date of issuance. The Company had common stock warrants issuable and outstanding of 3,696,775 and 3,671,775 at September 30, 2020 and December 31, 2019, respectively.

The following table summarizes warrant activity for the nine months ended September 30, 2020:

	Number of Warrants	Weighted-average Exercise Price	Weighted-average Remaining Contractual Term (in years)
Warrants outstanding at December 31, 2019	3,671,775	$1.02	8.47
Granted	25,000	$0.73
Exercised	-	$-	-
Forfeited, expired or canceled	-	$-	-
Warrants issuable and outstanding, September 30, 2020	3,696,775	$1.02	7.73

7.       Equity Incentive Plan

The Company’s Employee, Director and Consultant Equity Incentive Plan (the “Plan”) provides for the grant of the following stock awards to employees, directors and consultants of the Company: incentive stock options and non-statutory stock options. The current number of shares authorized and reserved for issuance under the Plan is 35,000,000 shares of common stock. The number and terms of options granted under the Plan are determined by the board of directors when granted. Options are exercisable for a period determined by the board of directors, generally not more than 10 years following the date of grant. The Company estimates the fair value of each stock option using the Black-Scholes option pricing model under ASC 718. The following table summarizes stock option activity and related information under all equity plans for the nine months ended September 30, 2020:

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	Options Outstanding	Weighted-average Exercise Price	Weighted-average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding at December 31, 2019	27,550,730	$0.91	7.20	$3,027
Granted	2,859,513	$0.73
Exercised	-	$-
Canceled or forfeited	-	$-
Outstanding at September 30, 2020	30,410,243	$0.89	6.74	$1,541
Vested and exercisable at September 30, 2020	26,237,316	$0.89	6.37	$1,541

For the nine months ended September 30, 2020, the Company granted its employees and directors 2,859,513 stock options at a weighted-average grant date fair value per share equal to $0.55.

As of September 30, 2020, the unrecognized compensation cost related to outstanding options was $1.9 million which was expected to be recognized over a weighted-average period of approximately 1.6 years.

The allocation of stock-based compensation for all stock awards is as follows (in thousands):

	Nine Months Ended September 30,
	2020	2019
Research and development	$416	$346
General and administrative	1,129	2,351
Total	$1,545	$2,697

The weighted-average assumptions used in the Black-Scholes option pricing model to determine the fair value of stock options granted were as follows:

	Nine Months Ended September 30,
	2020	2019
Expected term (years)	8.18	6.81
Risk-free interest rate	0.98%	2.23%
Expected dividend yield	-	-
Volatility	80.00%	80.00%

Executive Officer Settlement Agreement

The Company’s former Chief Executive Officer resigned on November 16, 2016. The Company reached a settlement (“Settlement Agreement”) with the former Chief Executive Officer on December 12, 2017 wherein certain equity awards were modified which allowed for a potential put right under certain circumstances. The put right expired unexercised and 2,550,000 shares subject to stock options with an exercise price of $0.40 per share remain outstanding as of September 30, 2020. The Company recognized a gain $128,000 in 2019 due to the expiration of the put feature.

8.       Employee Benefits

Effective June 20, 2016, the Company adopted a defined contribution 401(k) plan. All employees are eligible to participate in the plan beginning on the first day of employment. Under the terms of the plan, employees may make voluntary contributions as a percent of compensation. No matching contributions have been made by the Company since the adoption of the 401(k) plan.

LBSFIN-57

9.       Collaboration and License Agreements

Co-Development and Distribution Agreement

In 2018, the Company entered into a co-development and distribution agreement (“Co-Development and Distribution Agreement”) with Biolead Medical Technology Ltd. to develop and commercialize the Company’s proprietary LB1148 formulation (the “Commercial Product”). Biolead Medical Technology Ltd. subsequently transferred all of its rights under the Co-Development and Distribution Agreement to Newsoara Biopharma Co., Ltd. (“Newsoara”). The development and commercialization rights are specific to the territories comprising the People’s Republic of China, including the Hong Kong Special Administrative region and the Macao Special Administrative Region, but excluding Taiwan (collectively the “Chinese Territory”). The Company retains all development and commercialization rights outside the Territory.

The Company has agreed to supply Newsoara with (a) sufficient quantities of investigational product for purposes of conducting clinical trials in the Chinese Territory and, if applicable, (b) Commercial Product following regulatory approval and product launch in the Chinese Territory. The Company has agreed to provide Commercial Product to Newsoara at the Company’s cost, which includes the cost of procuring the Commercial Product from the Company’s contract manufacturer, transportation costs and applicable taxes. The Co-Development and Distribution Agreement provides that the Company and Newsoara may also contemporaneously enter in supply, quality and pharmacovigilance agreements.

The Company evaluated the Co-Development and Distribution Agreement under ASC 606 and determined that it is an arrangement with a customer. The Company has determined that the Co-Development and Distribution Agreement contains two distinct performance obligations:

•	The transfer of the Commercial Product license

•	A material right to supply investigational and Commercial Product at cost

The Company determined the transaction price at inception was $1,250,000 ($1,000,000 in upfront non-refundable fixed consideration and $250,000 in variable consideration) to be allocated to the performance obligations. The Company has determined that allocating any portion of the transaction price to the material right would be immaterial. Therefore, the Company allocated all of the $1,250,000 transaction price to the Commercial Product license performance obligation which was recognized during the year ended December 31, 2018. The Company did not recognize any revenue under this arrangement during the nine months ended September 30, 2020 and 2019, respectively. There was no deferred revenue related to the arrangement as of September 30, 2020 and December 31, 2019, respectively.

License Agreements with the Regents of the University of California

The Company has entered into two license agreements, as amended, with the Regents of the University of California (“Regents”) for exclusive commercial rights to certain patents, technology and know-how. The technology is related to the Company’s products under development. The Regents are entitled to certain development and sales milestones.

In conjunction with the Co-Development and Distribution Agreement with Newsoara, the Company is obligated to pay the Regents royalties for its portion of the sublicense income equal to 30% of one-third of the upfront payment and milestone payment received. As of September 30, 2020 and December 31, 2019, a royalty payable of $125,000 was included in Accounts Payable.

LBSFIN-58

10.       Commitments and Contingencies

Facility Leases

Right-of-use assets and lease liabilities are recognized at the lease commencement date based on the present value of future minimum lease payments over the lease term. The discount rate used to determine the present value of the lease payments is the rate implicit in the lease unless that rate cannot be readily determined, in which case, the Company utilizes its incremental borrowing rate in determining the present value of the future minimum lease payments. The incremental borrowing rate is equal to the rate of interest that the Company would have to pay to borrow on a collateralized basis over a similar term in an amount equal to the lease payments in a similar economic environment. The Company’s incremental borrowing rate was 15% as of January 1, 2019 (the adoption date of Topic 842). The incremental borrowing rate for the Company’s continues to be 15% as of September 30, 2020 and December 31, 2019, respectively.

In January 2019, the Company entered into a six-month lease for 4,911 square feet corporate headquarters office space in Carlsbad, California. The operating lease commenced on February 1, 2019 with contractual rent payments of approximately $16,000 per month through the lease expiration date in July 2019. No tenant improvement allowances or common area maintenance lease components exist as part of the lease. The Company accounted for this lease by applying the practical expedient for short-term leases which resulted in the Company recognizing expense on a straight-line basis over the lease term. The total short-term lease cost was approximately $93,000 and such amounts were recorded within general and administrative expenses on the statement of operations for the nine months ended September 30, 2019.

In July 2019, the Company entered into a facility operating lease (the “July 2019 Headquarter Lease”) in Carlsbad, California. The initial contractual term is three years commencing on August 1, 2019 and expiring on July 31, 2022. The Company has the option to renew this lease for an additional 36-month period at the prevailing market rent upon completion of the initial lease term. The Company has determined it is not reasonably certain that it will exercise this renewal option. Therefore, the lease term is determined to be a total of three years commencing on August 1, 2019 and expiring on July 31, 2022. Commencing in August 2019, the Company will pay contractual monthly lease payments of $16,000 for the first 12 months. The contractual monthly lease payments are subject to 3% escalations at the first and second lease commencement anniversary, respectively.

The July 2019 Headquarter Lease is also subject to additional variable charges for common area maintenance, insurance, taxes and other operating costs. This additional variable rent expense is not estimable at lease inception. Therefore, it is excluded from the Company’s straight-line expense calculation at lease inception and is expensed as incurred. All fixed and variable lease payment amounts were recorded within general and administrative expenses on the statement of operations.

At lease commencement of the July 2019 Headquarter Lease, the Company recognized a right-of-use asset and lease liability in the amount of $472,000 and $456,000, respectively. As of September 30, 2020, the remaining term of the Company’s facility operating lease was approximately 2 years.

The Company’s right-of-use asset, current portion of lease liabilities, and noncurrent portion of lease liability are presented on the balance sheet. The minimum annual rental payments of the Company’s operating lease liability as of September 30, 2020 are as follows (in thousands):

LBSFIN-59

Amounts
2020 (October through December)	$49
2021	197
2022	133
2023	-
2024	-
Thereafter	-
Total minimum lease payments	$379
Less: Imputed interest	(60)
Present value of future minimum lease payments	$319
Current portion operating lease liability	161
Noncurrent portion operating lease liability	158
Total operating lease liability	$319

The total operating lease expense was $145,000 and $135,000 during the nine months ended September 30, 2020 and 2019, respectively and such amounts were recorded within general and administrative expenses on the statement of operations.

Practical expedients elected

The Company has elected to apply the following practical expedients:

•	Short-term lease recognition exemption (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). Lease payments on short-term leases are recognized as expense on a straight-line basis over the lease term.

•	Combining lease and nonlease components into a single component for all classes of underlying assets.

•	The effective date transition method practical expedient which included the package of practical expedients that permits companies to not re-assess lease classification for leases which were in existence as of the new lease standard adoption date and to not re-assess the initial direct costs capitalization conclusions which existed prior to the new lease standard adoption date.

On April 29, 2020 the Company entered into a rent deferral agreement with its landlord pursuant to the financial impacts of the COVID-19 pandemic on the Company. Under the terms of the arrangement, the Company would begin repaying any deferred balance in equal installments prorated over six months beginning October 2020. The Company is currently in discussions with its landlord regarding the extension of the deferral period. Deferred balances under this arrangement are carried in accounts payable on the Company’s condensed balance sheet as of September 30, 2020.

Derecognition of Accounts Payable

The Company engaged a third-party vendor to perform clinical research services in 2014. The Company was not satisfied with the services performed by the vendor and believed there was a breach of contract by the vendor. The Company’s board of directors voted to terminate the study and the Company stopped making any further payments in 2016. The amounts accrued represented amounts invoiced by the vendor and not paid by the Company. The vendor did not pursue any further collection of the invoiced amounts, and the Company did not pursue any claims for breach of contract. During the first quarter of 2019, the Company derecognized the outstanding accounts payable balance and recorded a gain in the amount of $1.4 million upon the lapse of the statute of limitations a contra expense in the operating expense section of the statement of operations.

Legal Proceedings

From time to time, the Company may be involved in various lawsuits, legal proceedings, or claims that arise in the ordinary course of business. Management believes there are no claims or actions pending against the Company at September 30, 2020 which will have, individually or in the aggregate, a material adverse effect on its business, liquidity, financial position or results of operations. Litigation, however, is subject to inherent uncertainties, and an adverse result in such matters may arise from time to time that may harm the Company’s business.

LBSFIN-60

11.       Related Party Transactions

Unsecured Related Party Notes

In November 2013, the Company entered into an unsecured promissory note in the amount of $50,000 with an executive officer of the Company. The note bears interest at five percent and is due and payable upon the Company receiving a qualified financing of at least $10 million, but no later than November 2020. The Company fully repaid the outstanding principal and accrued interest balance during 2019.

In May 2015, the Company entered into an unsecured promissory note of $94,000 with a shareholder and director of the Company. The note bears interest at five percent and is due and payable upon the Company receiving a qualified financing of at least $10 million, but no later than May 2022. The Company made a $58,000 payment on the note in 2015 and fully repaid the remaining outstanding principal and accrued interest balance during 2019.

2017 Convertible Related Party Notes

Between 2017 and 2018, the Company issued $100,000 in 2017 Convertible Notes to a director and $235,000 in 2017 Convertible Notes to an executive officer of the Company under the same terms outlined in Note 4. In connection with the Series C Financing (Note 5), all outstanding principal and accrued interest balances associated with these notes were converted to common stock in accordance with the terms outlined in Note 4 and Note 5 above.

2018 Secured Related Party Notes

In 2018, the Company issued $275,000 in 2018 Secured Notes to two directors and $200,000 in 2018 Secured Notes to an executive officer of the Company under the same terms outlined in Note 4 above. In February 2019, a director, who had purchased a $250,000 2018 Secured Note from the Company, sold the 2018 Secured Note to a non-related party. In March 2019, an executive officer of the Company purchased a $25,000 2018 Secured Note from a non-related party noteholder. In connection with the Series C Financing (Note 5), all outstanding principal and accrued interest balances associated with these 2018 Secured Notes were converted to common stock in accordance with the terms outlined in Note 4 and Note 5 above.

Director stipends

Unpaid cash stipends owed to our directors for their annual board service are recorded on our balance sheet within accrued liabilities. These liabilities were $531,000 and $218,000 as of September 30, 2020 and December 31, 2019, respectively.

12.       Subsequent Events

The Company has evaluated subsequent events through December 23, 2020, which is the date the condensed financial statements were available to be issued.

Unsecured promissory note

On October 16, 2020, the Company issued an unsecured promissory note for a principal sum of $500,000 with an original issue discount of 10 percent. Interest accrues on the unpaid principal amount at a rate equal to 10 percent per annum, compounded annually. In connection with this note, the Company issued the holder a warrant to purchase 45,000 shares of common stock. The warrants have an exercise price of $0.73, are immediately exercisable and will expire ten years from the grant date.

LBSFIN-61

Merger

On December 16, 2020, Seneca Biopharma, Inc. (“Seneca”) and the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which a wholly-owned subsidiary of Seneca will merge with and into the Company, with the Company surviving as a wholly-owned subsidiary of Seneca (the “Merger”).

At the effective time of the Merger (the “Effective Time”), each share of the Company’s common stock (including the shares of common stock issuable upon conversion of all shares of Series C) and each share of non-voting share of Series 1 preferred stock of LBS, $0.001 par value per share (the “LBS Series 1 Preferred Stock”), are expected to convert into 47,471,196 shares of common stock of Seneca, $0.01 par value per share (the “Seneca Common Stock”), subject to adjustment for the reverse stock split of Seneca Common Stock to be implemented prior to the consummation of the Merger, and further adjusted based on Seneca’s net cash in connection with the closing of the Merger (to the extent Seneca’s net cash is over $5.0 million or under $4.5 million). At the Effective Time, Seneca’s stockholders will continue to own and hold their then existing shares of Seneca Common Stock and shares of preferred stock, $0.01 par value per share, of Seneca, subject to adjustment for the reverse stock split. Seneca will assume outstanding and unexercised options to purchase shares of the Company’s common stock, and in connection with the Merger such options will be converted into options to purchase shares of Seneca Common Stock, with the number of shares and exercise price being adjusted by an exchange ratio of 0.1539 shares of Seneca Common Stock issuable upon exercise of each option to purchase one share of the Company’s Common Stock. Each warrant to purchase the Company’s Common Stock outstanding and unexercised immediately prior to the Effective Time will be assumed by Seneca and will become a warrant to purchase shares of Seneca Common Stock, with the number of shares and exercise price being adjusted by an exchange ratio of 0.1539 shares of Seneca Common Stock issuable upon exercise of each warrant to purchase one share of the Company’s Common Stock. As of immediately prior to the Effective Time (i) all outstanding and unexercised options to purchase shares of Seneca Common Stock with an exercise price of greater than $1.60 will be canceled and have no further force and effect, (ii) all outstanding and unexercised options to purchase shares of Seneca Common Stock with an exercise price equal to or less than $1.60 will remain effective and outstanding, and (iii) all of Seneca’s outstanding restricted stock unit awards shall be accelerated in full.

During 2020, certain Company executives and employees voluntarily waived salary benefits and bonuses which approximated $927,000. In November 2020, the Company approved a resolution that, contingent upon the closing of the proposed Merger, all previous amounts voluntarily waived would be paid as a one-time discretionary bonus. This resolution is contingent and non-binding until the contingency is resolved and therefore, not included on the Company’s condensed financial statements as of September 30, 2020.

Financing Agreements

In connection with the transactions contemplated by the Merger, on December 16, 2020, (i) the Company entered into a securities purchase agreement with an institutional investor (the “Investor”) pursuant to which, among other things, the Company agreed to issue senior secured promissory notes in the aggregate principal amount of up to $5.0 million, in exchange for an aggregate purchase price of up to $3.75 million, representing an aggregate original issue discount of up to $1.25 million (the “Bridge Notes”) and warrants to purchase shares of the Company’s common stock, and (ii) Seneca and the Company entered into a separate securities purchase agreement with the Investor pursuant to which, among other things, the Investor agreed to invest $20.0 million in cash and cancel any outstanding principal and interest on the Bridge Notes immediately prior to the closing of the Merger in exchange for shares of Series 1 Preferred Stock of the Company to be issued immediately prior to the closing of the Merger and warrants to purchase shares of Seneca’s common stock to be issued after the closing of the Merger, in private placement transactions. The Company issued a Bridge Note with a principal amount of $1,666,667 on December 17, 2020.

LBSFIN-62

ANNEX A

Execution Version

AGREEMENT AND PLAN OF MERGER

among:

SENECA BIOPHARMA INC.;

TOWNSGATE ACQUISITION SUB 1, INC.; and

LEADING BIOSCIENCES, INC.

Dated as of December 16, 2020

________________________________________

Page

Section 1. Definitions and Interpretative Provisions	2
1.1 Definitions	2
1.2 Other Definitional and Interpretative Provisions	20
Section 2. Description of Transaction	21
2.1 The Merger	21
2.2 Effects of the Merger	21
2.3 Closing; Effective Time	21
2.4 Certificate of Incorporation and Bylaws; Directors and Officers	21
2.5 Conversion of Shares	22
2.6 Closing of the Company’s Transfer Books	23
2.7 Surrender of Certificates	23
2.8 Appraisal Rights	24
2.9 Calculation of Net Cash and Company Valuation.	25
2.10 Further Action	27
2.11 Tax Consequences	27
2.12 Contingent Value Right.	27
2.13 Milestone Payment	28
Section 3. Representations and Warranties of the Company	29
3.1 Due Organization; Subsidiaries	29
3.2 Organizational Documents	29
3.3 Authority; Binding Nature of Agreement	30
3.4 Vote Required	30
3.5 Non-Contravention; Consents	30
3.6 Capitalization.	31
3.7 Financial Statements	32
3.8 Absence of Changes	33
3.9 Absence of Undisclosed Liabilities	33
3.10 Title to Assets	33
3.11 Real Property; Leasehold	33
3.12 Intellectual Property	33
3.13 Agreements, Contracts and Commitments	36

A-ii

(continued)

Page

3.14 Compliance; Permits; Restrictions	38
3.15 Legal Proceedings; Orders	40
3.16 Tax Matters	40
3.17 Employee and Labor Matters; Benefit Plans	41
3.18 Environmental Matters	44
3.19 Insurance	45
3.20 No Financial Advisor	45
3.21 Transactions with Affiliates	45
3.22 Anti-Bribery	45
3.23 No Other Representations or Warranties	45
Section 4. Representations and Warranties of PubCo and Merger Sub	45
4.1 Due Organization; Subsidiaries	46
4.2 Organizational Documents	46
4.3 Authority; Binding Nature of Agreement	46
4.4 Vote Required	47
4.5 Non-Contravention; Consents	47
4.6 Capitalization	48
4.7 SEC Filings; Financial Statements	49
4.8 Absence of Changes	51
4.9 Absence of Undisclosed Liabilities	51
4.10 Title to Assets	52
4.11 Real Property; Leasehold	52
4.12 Intellectual Property	52
4.13 Agreements, Contracts and Commitments	55
4.14 Compliance; Permits; Restrictions	56
4.15 Legal Proceedings; Orders	58
4.16 Tax Matters	59
4.17 Employee and Labor Matters; Benefit Plans	60
4.18 Environmental Matters	64
4.19 Insurance	65
4.20 Transactions with Affiliates	65
4.21 No Financial Advisors	65

A-iii

(continued)

Page

4.22 Valid Issuance	65
4.23 Privacy and Data Security	65
4.24 Opinion of Financial Advisor	66
4.25 Shell Company Status	66
4.26 Anti-Bribery	66
4.27 No Other Representations or Warranties	66
Section 5. Certain Covenants of the Parties	66
5.1 Operation of PubCo’s Business	66
5.2 Operation of the Company’s Business.	68
5.3 Access and Investigation.	70
5.4 No Solicitation	71
5.5 Notification of Certain Matters	72
5.6 Potentially Transferrable Assets	72
Section 6. Additional Agreements of the Parties	73
6.1 Registration Statement; Proxy Statement	73
6.2 Company Stockholder Written Consent	75
6.3 PubCo Stockholder Meeting	76
6.4 Efforts; Regulatory Approvals	78
6.5 Company Options and Company Warrants	79
6.6 PubCo Options	80
6.7 Employee Benefits	81
6.8 PubCo RSU Awards	81
6.9 Indemnification of Officers and Directors	81
6.10 Disclosure	82
6.11 Listing	82
6.12 Tax Matters	83
6.13 Legends	83
6.14 Directors	83
6.15 Termination of Certain Agreements and Rights	83
6.16 Section 16 Matters	84
6.17 Allocation Certificates	84
6.18 PubCo Reverse Stock Split	84

A-iv

(continued)

Page

6.19 Takeover Statutes	84
6.20 Stockholder Litigation	84
6.21 PubCo SEC Documents	85
6.22 Obligations of Merger Sub	85
6.23 Further Assurances	85
Section 7. Conditions Precedent to Obligations of Each Party	85
7.1 Effectiveness of Registration Statement	85
7.2 No Restraints	86
7.3 Stockholder Approval	86
7.4 Listing	86
Section 8. Additional Conditions Precedent to Obligations of PubCo and Merger Sub	86
8.1 Accuracy of Representations	86
8.2 Performance of Covenants	86
8.3 Closing Certificate	86
8.4 FIRPTA Certificate	87
8.5 No Company Material Adverse Effect	87
8.6 Company Lock-Up Agreements	87
8.7 Termination of Investor Agreements	87
Section 9. Additional Conditions Precedent to Obligation of the Company	87
9.1 Accuracy of Representations	87
9.2 Performance of Covenants	87
9.3 Documents	88
9.4 No PubCo Material Adverse Effect	88
9.5 PubCo Lock-Up Agreements	88
9.6 Listing	88
9.7 Sarbanes-Oxley Certifications	88
9.8 Termination of PubCo Material Contracts	88
9.9 Charter Amendment	88
9.10 D&O Policy	88
9.11 Exchange Agent Agreement	88
9.12 Management Options	88

A-v

(continued)

Page

Section 10. Termination	88
10.1 Termination	89
10.2 Effect of Termination	91
10.3 Expenses; Termination Fees	91
Section 11. Miscellaneous Provisions	93
11.1 Non-Survival of Representations and Warranties	93
11.2 Amendment	93
11.3 Waiver	93
11.4 Entire Agreement; Counterparts; Exchanges by Electronic Transmission	93
11.5 Applicable Law; Jurisdiction	94
11.6 Assignability	94
11.7 Notices	94
11.8 Cooperation	95
11.9 Severability	95
11.10 Other Remedies; Specific Performance	95
11.11 No Third Party Beneficiaries	96
11.12 Attorneys’ Fees	96

A-vi

Exhibits:
Exhibit A	Form of PubCo Stockholder Support Agreement
Exhibit B	Form of Company Stockholder Support Agreement
Exhibit C	Form of Lock-Up Agreement
Exhibit D	Form of Securities Purchase Agreement
Exhibit E	Form of CVR Agreement
Exhibit F	Form of Equity Incentive Plan
Exhibit G	Form of Employee Stock Purchase Plan

A-vii

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (this “Agreement”) is made and entered into as of December 16, 2020, by and among Seneca Biopharma, Inc., a Delaware corporation (“PubCo”), Townsgate Acquisition Sub 1, Inc., a Delaware corporation and wholly owned Subsidiary of PubCo (“Merger Sub”), and Leading BioSciences, Inc., a Delaware corporation (the “Company”). Certain capitalized terms used in this Agreement are defined in Section 1.

Recitals

A.                 PubCo and the Company intend to effect a merger of Merger Sub with and into the Company (the “Merger”) in accordance with this Agreement and the DGCL. Upon consummation of the Merger, Merger Sub will cease to exist and the Company will become a wholly owned Subsidiary of PubCo.

B.                  The Parties intend that the Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Code. By executing this Agreement, the Parties hereby adopt a plan of reorganization within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3 and intend to file the statement required by Treasury Regulations Section 1.368-3(a).

C.                 The PubCo Board has (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of PubCo and its stockholders, (ii) approved and declared advisable this Agreement and the Contemplated Transactions, including the issuance of shares of PubCo Capital Stock to the stockholders of the Company pursuant to the terms of this Agreement and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of PubCo vote to approve this Agreement and the Contemplated Transactions, including the (a) issuance of shares of PubCo Capital Stock to the stockholders of the Company pursuant to the terms of this Agreement, and (b) amendment of PubCo’s certificate of incorporation to effect the PubCo Reverse Stock Split.

D.                 The Merger Sub Board has (i) determined that the Contemplated Transactions are fair to, advisable, and in the best interests of Merger Sub and its sole stockholder, (ii) approved and declared advisable this Agreement and the Contemplated Transactions and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the sole stockholder of Merger Sub vote to adopt this Agreement and thereby approve the Contemplated Transactions.

E.                  The Company Board has (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of the Company and its stockholders, (ii) approved and declared advisable this Agreement and the Contemplated Transactions and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of the Company vote to adopt this Agreement and thereby approve the Contemplated Transactions.

F.                  Concurrently with the execution and delivery of this Agreement and as a condition and inducement to the Company’s willingness to enter into this Agreement, the officers and directors set forth on Section A of the PubCo Disclosure Schedule (solely in their capacity as stockholders of PubCo) are executing support agreements in favor of the Company in substantially the form attached hereto as Exhibit A (the “PubCo Stockholder Support Agreement”), pursuant to which such Persons have, subject to the terms and conditions set forth therein, agreed to vote all of their shares of capital stock of PubCo in favor of the approval of this Agreement and thereby approve the Contemplated Transactions and against any competing proposals.

G.                 Within twenty-four (24) hours following the execution and delivery of this Agreement, directors and stockholders of the Company listed on Section A of the Company Disclosure Schedule (solely in their capacity as stockholders of the Company) shall execute support agreements in favor of PubCo in substantially the form attached hereto as Exhibit B (the “Company Stockholder Support Agreement”), pursuant to which such Persons have, subject to the terms and conditions set forth therein, agreed to vote all of their shares of Company Capital Stock in favor of the adoption of this Agreement and thereby approve the Contemplated Transactions and against any competing proposals.

A-1

H.                 Concurrently with the execution and delivery of this Agreement and as a condition and inducement to PubCo’s willingness to enter into this Agreement, the officers, directors and stockholders of the Company listed on Section B of the Company Disclosure Schedule, to the extent not presently bound by a similar lock-up agreement, are each executing a lock-up agreement in substantially the form attached hereto as Exhibit C (the “Lock-Up Agreement”).

I.                    Concurrently with the execution and delivery of this Agreement and as a condition and inducement to the Company’s willingness to enter into this Agreement, the officers and directors of PubCo set forth on Section B of the PubCo Disclosure Schedule are each executing the form of Lock-Up Agreement.

J.                   It is expected that within five (5) Business Days after the Registration Statement is declared effective under the Securities Act, the holders of shares of Company Capital Stock sufficient to adopt and approve this Agreement and the Merger as required under the DGCL and the Company’s Organizational Documents will execute and deliver an action by written consent adopting this Agreement, in form and substance reasonably acceptable to PubCo, in order to obtain the Required Company Stockholder Vote (each, a “Company Stockholder Written Consent” and collectively, the “Company Stockholder Written Consents”).

K.                 Concurrently with the execution and delivery of this Agreement, certain investors have executed a Securities Purchase Agreement among the Company and the Persons named therein (representing an aggregate commitment no less than the Concurrent Investment Amount), pursuant to which such Persons will have agreed to purchase the number of shares of Company Capital Stock set forth therein concurrently with the Closing in connection with the Company Financing.

Agreement

The Parties, intending to be legally bound, agree as follows:

Section 1. Definitions and Interpretative Provisions.

1.1               Definitions.

(a)                For purposes of this Agreement (including this Section 1):

“Acceptable Confidentiality Agreement” means a confidentiality agreement with respect to the Company or PubCo that is either (a) in effect as of the execution and delivery of this Agreement or (b) executed, delivered and effective after the execution and delivery of this Agreement, in either case, that (i) contains confidentiality and use provisions and other provisions contained therein that are no less favorable in the aggregate, to the Company or PubCo, as applicable, than the terms of the Confidentiality Agreement, (ii) contains a “standstill” or similar provision that prohibits the making of an Acquisition Proposal to the applicable Party (other than an Acquisition Proposal to the applicable Party on a confidential, non-public basis) and (iii) does not contain any provision (A) granting any exclusive right to negotiate with such counterparty, (B) expressly prohibiting the Company or PubCo from satisfying its obligations under this Agreement or (C) requiring the Company or its Affiliates or PubCo or its Affiliates, as applicable, to pay or reimburse the counterparty or its Affiliates’ fees, costs or expenses in connection with an Acquisition Proposal.

A-2

“Acquisition Inquiry” means, with respect to a Party, an inquiry, indication of interest or request for information (other than an inquiry, indication of interest or request for information made or submitted by the Company, on the one hand, or PubCo, on the other hand, to the other Party) that could reasonably be expected to lead to an Acquisition Proposal.

“Acquisition Proposal” means, with respect to a Party, any offer or proposal, whether written or oral (other than an offer or proposal made or submitted by or on behalf of the Company or any of its Affiliates, on the one hand, or by or on behalf of PubCo or any of its Affiliates, on the other hand, to the other Party) contemplating or otherwise relating to any Acquisition Transaction with such Party.

“Acquisition Transaction” means any transaction or series of related transactions involving:

(a)                any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other similar transaction: (i) in which a Party is a constituent Entity, (ii) in which a Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of Persons directly or indirectly acquires beneficial or record ownership of securities representing more than 20% of the outstanding securities of any class of voting securities of a Party or any of its Subsidiaries or (iii) in which a Party or any of its Subsidiaries issues securities representing more than 20% of the outstanding securities of any class of voting securities of such Party or any of its Subsidiaries; provided, however that in the case of the Company, to the extent the Company Financing is effected in accordance with the terms of this Agreement, the Company Financing shall not constitute an Acquisition Transaction, or

(b)                any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 20% or more of the consolidated book value or the fair market value of the assets of a Party and its Subsidiaries, taken as a whole, other than licenses by the Company in the Ordinary Course of Business.

Notwithstanding the foregoing, any transaction with regard to the Potentially Transferable Assets pursuant to Section 5.6 will not constitute an Acquisition Transaction.

“Additional Company Shares” means up to three hundred percent (300%) of the Company Initial Financing Shares. The Additional Company Shares will be held in escrow pursuant to the Escrow Agreement.

“Affiliate” shall have the meaning given to such term in Rule 144 under the Securities Act.

“Affordable Care Act” means the Patient Protection and Affordable Care Act.

“Ancillary Documents” means, collectively, the PubCo Stockholder Support Agreement, the Company Stockholder Support Agreement, the Lock-Up Agreements, the Securities Purchase Agreement and the CVR Agreement.

“Applicable Time” means (a) with respect to the prospectus registering the public offering and sale of PubCo Common Stock, (i) the time the Registration Statement, or any amendment or supplement thereto, is filed with the SEC, (ii) the time the Registration Statement becomes effective under the Securities Act, and (iii) at the Effective Time, and (b) with respect to the Proxy Statement, (i) the time the Registration Statement becomes effective under the Securities Act, (ii) the date the Proxy Statement, or any amendment or supplement thereto, is first mailed to the stockholders of PubCo, and (iii) at the time of the PubCo Stockholder Meeting.

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“Asset Milestone Shares” means (i) the Company Outstanding Shares multiplied by (ii)(a) the Revised Exchange Ratio minus (b) the Exchange Ratio. For these purposes, the “Revised Exchange Ratio” means the Exchange Ratio recalculated by reducing the PubCo Valuation by the Potentially Transferable Assets Sale Amount not received by PubCo, but otherwise leaving all other elements of the calculation unchanged.

“Black-Scholes Warrants” means, collectively: (i) the Common Stock Purchase Warrants issued by PubCo on May 6, 2016, exercisable for an aggregate of 26,263 shares of PubCo Common Stock as of the date of this Agreement, (ii) the Common Stock Purchase Warrants issued by PubCo on May 12, 2016, exercisable for an aggregate of 10,386 shares of PubCo Common Stock as of the date of this Agreement, (iii) the Common Stock Purchase Warrants issued by PubCo on August 1, 2017, exercisable for an aggregate of 112,500 shares of PubCo Common Stock as of the date of this Agreement, (iv) the Common Stock Purchase Warrants issued by PubCo on October 29, 2018, exercisable for an aggregate of 150,000 shares of PubCo Common Stock as of the date of this Agreement, and (v) the Placement Agent Common Stock Purchase Warrants issued by PubCo on October 29, 2018, exercisable for an aggregate of 9,000 shares of PubCo Common Stock as of the date of this Agreement.

“Bridge Loan Cash Amount” means $2,500,000.

“Bridge Loan Principal Amount” means $3,333,333.

“Business Day” means any day other than a day on which banks in the State of New York, State of California or State of Delaware are authorized or obligated to be closed.

“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act (Pub. L. 116-136) and any administrative or other guidance published with respect thereto by any Governmental Authority, or any other Law intended to address the consequences of COVID-19.

“Cash and Cash Equivalents” means all (a) cash and cash equivalents and (b) marketable securities, in each case determined in accordance with GAAP, but excluding (i) any cash which is not freely usable by the PubCo because it is subject to restrictions, limitations or Taxes on use or distribution by Law, Contract, agreement or otherwise, including restrictions on dividends and repatriations or any other form of restriction and (ii) any amounts that are not convertible to cash within thirty (30) days.

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as set forth in Section 4980B of the Code and Part 6 of Title I of ERISA.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Associate” means any current or former employee, independent contractor, officer or director of the Company.

“Company Board” means the board of directors of the Company.

“Company Capital Stock” means the Company Common Stock, the Company Preferred Stock, and any shares of Series 1 Preferred Stock, $0.001 par value per share, of the Company issued pursuant to the Company Financing.

A-4

“Company Capitalization Representations” means the representations and warranties of the Company set forth in Sections 3.6(a), 3.6(c) and 3.6(d).

“Company Common Stock” means the common stock, $0.001 par value per share, of the Company.

“Company Contract” means any Contract: (a) to which the Company is a Party, (b) by which the Company is or may become bound or under which the Company has, or may become subject to, any obligation or (c) under which the Company has or may acquire any right or interest.

“Company Employee Plan” means any Employee Plan (a) that the Company sponsors, contributes to, or provides benefits under or through, or has any obligation to contribute to or provide benefits under or through, (b) that provides benefits to or otherwise covers any current or former employee, officer, director or other service provider of the Company (or their spouses, dependents, or beneficiaries) or (c) pursuant to which the Company has or may have any liability (including as an ERISA Affiliate).

“Company Financing” means the sale of Company Capital Stock to be consummated concurrently with the Closing pursuant to the Securities Purchase Agreement with aggregate gross cash proceeds to the Company of at least the Concurrent Investment Amount, plus the conversion of the Bridge Loan Principal Amount (such Concurrent Investment Amount not including the Company Notes, or any other promissory notes, debt or payables or any Company obligations in connection therewith).

“Company Financing Milestone Shares” means, to the extent PubCo receives any distribution of PubCo Common Stock held in escrow pursuant to the Escrow Agreement, the number of shares of PubCo Common Stock equal to such distribution.

“Company Fundamental Representations” means the representations and warranties of the Company set forth in Sections 3.1(a), 3.1(b), 3.3, 3.4 and 3.20.

“Company Initial Financing Shares” means the number of shares of Company Common Stock issued in the Company Financing that will be converted into PubCo Common Stock pursuant to the terms of this Agreement.

“Company In-the-Money Price” means the quotient obtained by dividing (a) the Company Valuation by (b) the Company Outstanding Shares.

“Company IP Rights” means all Intellectual Property owned, licensed, or controlled by the Company that is necessary for or used in the operation of the business of the Company as presently conducted.

“Company IP Rights Agreement” means any instrument or agreement governing, related to or pertaining to any Company IP Rights.

“Company Material Adverse Effect” means any Effect that, considered together with all other Effects that have occurred prior to the date of determination of the occurrence of a Company Material Adverse Effect, has or would reasonably be expected to have a material adverse effect on the business, financial condition, assets, liabilities or results of operations of the Company; provided, however, that Effects arising or resulting from the following shall not be taken into account in determining whether there has been a Company Material Adverse Effect: (a) the announcement of this Agreement or the pendency of the Contemplated Transactions, (b) the taking of any action, or the failure to take any action, by the Company that is required to comply with the terms of this Agreement, (c) any natural disaster or epidemics, pandemics (including the COVID-19 pandemic, and any evolutions or mutations thereof or related or associated epidemics, pandemics or disease outbreaks (collectively, “COVID-19”) or other outbreaks of diseases or quarantine restrictions), or other force majeure events, or any act or threat of terrorism or war, any armed hostilities or terrorist activities (including any escalation or general worsening of any of the foregoing) anywhere in the world or any governmental or other response or reaction to any of the foregoing, (d) any change in GAAP or applicable Law or the interpretation thereof, (e) general economic or political conditions or conditions generally affecting the industries in which the Company operates, (f) changes in financial, banking or securities markets or (g) any change in the cash position of the Company which results from operations in the Ordinary Course of Business; except in each case with respect to clauses (c), (d) and (e), to the extent materially and disproportionately affecting the Company, relative to other similarly situated companies in the industries in which the Company operates.

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“Company Notes” means the outstanding unsecured promissory notes set forth in Section 3.6(a) of the Company Disclosure Schedule.

“Company Options” means options to purchase shares of Company Capital Stock issued by the Company.

“Company Preferred Stock” means the Series C preferred stock, $0.001 par value per share, of the Company.

“Company Registered IP” means all Company IP Rights that are owned or exclusively licensed by the Company that are registered, filed or issued under the authority of, with or by any Governmental Authority, including all patents, registered copyrights and registered trademarks and all applications and registrations for any of the foregoing.

“Company Transaction Expenses” means all unpaid fees and expenses incurred by the Company at or prior to the Effective Time in connection with the Contemplated Transactions and this Agreement, including: (a) any fees and expenses of legal counsel and accountants, the maximum amount of fees and expenses payable to financial advisors, investment bankers, brokers, consultants, and other advisors of the Company, including for preparing of the Registration Statement, Proxy Statement, and any amendments and supplements thereto, preparing responses to any SEC comments, and drafting any charter amendments (and in each case, the related disclosure required in the Registration Statement and Proxy Statement); (b) any fees and expenses incurred by PubCo’s transfer agent, and the proxy solicitor (to be determined at the time retained), in connection with the filing and distribution of the Registration Statement and any amendments and supplements thereto with the SEC and the issuance of PubCo Common Stock; 50% of (i) the fees and expenses paid or payable to the Exchange Agent pursuant to the engagement agreement with the Exchange Agent; (ii) any fees and expenses incurred by American Stock and Trust Company, PubCo’s transfer agent, in connection with the filing and distribution of the Registration Statement and any amendments and supplements thereto with the SEC (without duplication of the fees and expenses addressed in clause (b) above) and (iii) D&O Tail Policy; (c) the fees paid to the SEC in connection with filing the Registration Statement, the Proxy Statement, and any amendments and supplements thereto with the SEC; (d) the fees payable to Nasdaq associated with the Nasdaq Listing Application and the PubCo Reverse Stock Split, if any; and (e) any and all cost and expense for which Company is liable (up to the unpaid retention or deductible payment amounts due under any insurance policy, including a PubCo policy) with respect to any Stockholder Litigation related to a Company security holder’s interest in Company Capital Stock, including, without limitation, any such Stockholder Litigation that is resolved or settled, subject to Section 6.20.

“Company Triggering Event” shall be deemed to have occurred if: (a) the Company Board or any committee thereof shall have made a Company Board Adverse Recommendation Change or approved, endorsed or recommended any Acquisition Proposal, (b) the Company shall have entered into any letter of intent or similar document or any Contract relating to any Acquisition Proposal (other than an Acceptable Confidentiality Agreement permitted pursuant to Section 5.4), or (c) the Company, or any director or officer of the Company, shall have willfully and intentionally breached the provisions set forth in Section 5.4.

A-6

“Company Warrants” means any warrant to purchase shares of Company Capital Stock.

“Concurrent Investment Amount” means $20,000,000.

“Confidentiality Agreement” means the Mutual Nondisclosure Agreement dated September 18, 2020, by and between the Company and PubCo.

“Consent” means any approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization).

“Contemplated Transactions” means the Merger and the other transactions contemplated by this Agreement and the Ancillary Agreements, including the PubCo Reverse Stock Split.

“Contract” means, with respect to any Person, any written agreement, contract, subcontract, lease (whether for real or personal property), mortgage, license, or other legally binding commitment or undertaking of any nature to which such Person is a party or by which such Person or any of its assets are bound or affected under applicable Law.

“D&O Insurance” means the Director and Officer Liability Insurance of PubCo in effect as of the date of this Agreement or as may be renewed subsequent hereto.

“Deferred Payroll Taxes” means (i) any “applicable employment taxes” (as defined in Section 2302(d)(1) of the CARES Act) that PubCo has elected to defer pursuant to Section 2302 of the CARES Act and (ii) any payroll Tax obligations deferred pursuant to or in connection with the Presidential Memorandum on Deferring Payroll Tax Obligations in Light of the Ongoing COVID-19 Disaster, as issued on August 8, 2020 and including any administrative or other guidance published with respect thereto by any Governmental Authority (including IRS Notice 2020-65).

“DGCL” means the General Corporation Law of the State of Delaware.

“Effect” means any effect, change, event, circumstance, or development.

“Employee Plan” means: (a) an “employee benefit plan” within the meaning of Section 3(3) of ERISA whether or not subject to ERISA; (b) stock option plans, stock purchase plans, bonus (including any annual bonus and retention bonus) or incentive plans, severance pay plans, programs or arrangements, deferred compensation arrangements or agreements, employment agreements, compensation plans, programs, agreements or arrangements, change in control plans, programs or arrangements, supplemental income arrangements, vacation plans, and all other employee benefit plans, agreements, and arrangements, not described in (a) above; and (c) plans or arrangements providing compensation to employee and non-employee directors.

“Encumbrance” means any lien, pledge, hypothecation, charge, mortgage, security interest, lease, exclusive license, option, easement, reservation, servitude, adverse title, claim, infringement, interference, option, right of first refusal, preemptive right, community property interest or restriction or encumbrance of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

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“Enforceability Exceptions” means the (a) Laws of general application relating to bankruptcy, insolvency and the relief of debtors and (b) rules of law governing specific performance, injunctive relief and other equitable remedies.

“Entity” means any corporation (including any non-profit corporation), partnership (including any general partnership, limited partnership or limited liability partnership), joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity, and each of its successors.

“Environmental Law” means any federal, state, local or foreign Law relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including any law or regulation relating to emissions, discharges, releases or threatened releases of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means, with respect to any Entity, any other Person that is, or at any applicable time, was a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes such Entity.

“Escrow Agent” means The Bank of New York Mellon.

“Escrow Agreement” means those certain escrow agreements by and among the Company, PubCo, the Escrow Agent and the parties named therein, related to the Additional Company Shares.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Ratio” means, subject to Section 2.5(f), the following ratio (rounded to four decimal places): the quotient obtained by dividing (a) (i) the Company Valuation divided by (ii) the Company Outstanding Shares by (b) (i) the PubCo Valuation divided by (ii) the PubCo Outstanding Shares, in which:

•	“Company Outstanding Shares” means, subject to Section 2.5(f), the total number of shares of Company Capital Stock outstanding immediately prior to the Effective Time and taking into account the issuance of the Company Initial Financing Shares (the total shares issued in connection with both the Concurrent Investment Amount and the conversion of the Bridge Loan Principal Amount), the Additional Company Shares, expressed on a fully-diluted and as converted to Company Common Stock, with any in-the-money Company Options (whether then vested or unvested, exercisable or not exercisable) or Company Warrants calculated, in each case, based on the treasury stock method using the Company In-the-Money Price, provided however, the following will be excluded (a) any out-of-the money Company Options, (b) any out-of-the-money Company Warrants, and (c) any shares of Company Common Stock (or otherwise) to be issued to Evolution Partners LLC (“EVP”) in connection with the Merger and the other transactions contemplated pursuant to that certain engagement letter, by and among the Company, EVP and Ecoban Securities, LLC, dated April 22, 2019, as amended, and further provided that 50% of the Company Initial Financing Shares (the total shares issued in connection with both the Company Financing and the conversion of the Bridge Loan Principal Amount) shall be added to the total shares as an adjustment to account for Series A warrants to be issued post-closing in connection with the Company Financing. A Company Option or Company Warrant is out-of-the-money if its exercise price is equivalent to, or greater than, the Company In-the-Money Price, and is in-the-money if its exercise price is less than such Company In-the-Money Price. Notwithstanding any of the foregoing, and for purposes of clarity, Company Options and Company Warrants that are out-of-the-money (as adjusted for any stock splits or reverse stock splits after the date hereof) shall not be included in the total number of shares of Company Common Stock outstanding for purposes of determining the Company Pre-Money Shares.
A-8

•	“Company Valuation” means $75,350,000 plus the Concurrent Investment Amount and the Bridge Loan Cash Amount.
•	“PubCo Outstanding Shares” means, subject to Section 2.5(f) (including the effects of the PubCo Reverse Stock Split), the total number of shares of PubCo Common Stock outstanding immediately prior to the Effective Time expressed on a fully-diluted and as converted to PubCo Common Stock basis, with any in-the-money PubCo Options (whether then vested or unvested, exercisable or not exercisable), PubCo RSU Award, or PubCo Warrants calculated based on the treasury stock method using the PubCo In-the-Money Price, and assuming, without limitation or duplication, (i) the net settlement in shares of each in-the-money PubCo Option outstanding as of the Effective Time pursuant to Section 6.6(c) solely to the extent such PubCo Option will not be canceled at or prior to the Effective Time pursuant to Section 6.6(c) or exercised prior thereto, (ii) the net settlement in shares of each in-the-money PubCo Warrants outstanding as of the Effective Time, (iii) with respect to each PubCo RSU Award, the settlement of such PubCo RSU Award for shares of PubCo Common Stock on a net settlement basis as provided in Section 6.8 and (iv) any PubCo Capital Stock not requiring additional consideration will be deemed converted pursuant to its terms, provided however, the following will be excluded (a) any PubCo Options canceled at or prior to the Effective Time pursuant to Section 6.6), (b) any out-of-the-money PubCo Options (c) any out-of-the-money PubCo Warrants, and (d) any shares of PubCo Common Stock reserved for future issuance pursuant to the PubCo Employee Plans. A PubCo Option or PubCo Warrant is out-of-the-money if its exercise price is equivalent to, or greater than, the PubCo In-the-Money Price, and is in-the-money if its exercise price is less than such PubCo In-the-Money Price. Notwithstanding any of the foregoing, and for purposes of clarity, PubCo Options and PubCo Warrants that are out-of-the-money (as adjusted for any stock splits or reverse stock splits after the date hereof) shall not be included in the total number of shares of PubCo Common Stock outstanding for purposes of determining the PubCo Outstanding Shares. Notwithstanding anything contained herein to the contrary, any warrants issued in connection with the Company Financing will not be included in the PubCo Outstanding Shares.
•	“PubCo Base Equity Value” means $34,650,000.
•	“PubCo Valuation” means (i) if Net Cash is equal to or greater than $4,500,000, the sum of (x) the PubCo Base Equity Value, plus (y) the amount by which Net Cash is greater than $5,000,000, or (ii) if Net Cash is equal to or less than $4,500,000 the sum of (x) the PubCo Base Equity Value, minus (y) the amount by which Net Cash is less than $4,500,000.

Set forth on Section 1.1(a)(i) of the PubCo Disclosure Schedule is an illustrative example of Exchange Ratio calculations.

A-9

“Governmental Authority” means any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature, (b) federal, state, local, municipal, foreign, supra-national or other government, (c) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, bureau, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity and any court or other tribunal, and for the avoidance of doubt, any taxing authority) or (d) self-regulatory organization (including Nasdaq).

“Governmental Authorization” means any: (a) permit, license, certificate, franchise, permission, variance, exception, order, approval, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Authority or pursuant to any Law or (b) right under any Contract with any Governmental Authority.

“Hazardous Materials” means any pollutant, chemical, substance and any toxic, infectious, carcinogenic, reactive, corrosive, ignitable or flammable chemical, or chemical compound, or hazardous substance, material or waste, whether solid, liquid or gas, that is subject to regulation, control or remediation under any Environmental Law, including, crude oil or any fraction thereof, and petroleum products or by-products.

“Intellectual Property” means (a) United States, foreign and international patents, patent applications, including all provisionals, nonprovisionals, substitutions, divisionals, continuations, continuations-in-part, reissues, extensions, supplementary protection certificates, reexaminations, term extensions, certificates of invention and the equivalents of any of the foregoing, statutory invention registrations, invention disclosures and inventions (collectively, “Patents”), (b) trademarks, service marks, trade names, domain names, corporate names, brand names, URLs, trade dress, logos and other source identifiers, including registrations and applications for registration thereof, (c) copyrights, including registrations and applications for registration thereof, (d) software, including all source code, object code and related documentation, formulae, customer lists, trade secrets, know-how, confidential information and other proprietary rights and intellectual property, whether patentable or not and (e) all United States and foreign rights arising under or associated with any of the foregoing.

“IRS” means the United States Internal Revenue Service.

“Key Employee” means, with respect to the Company or PubCo, an executive officer of such Party.

“Knowledge” means, with respect to an individual, that such individual is actually aware of the relevant fact or such individual would reasonably be expected to know such fact in the ordinary course of the performance of such individual’s employment responsibilities. Any Person that is an Entity shall have Knowledge if any executive officer or director of such Person as of the date such knowledge is imputed has or should reasonably be expected to have Knowledge of such fact or other matter; provided that the individuals named on Schedule 1.1 shall not be included in this definition. With respect to any matters relating to Intellectual Property, such awareness or reasonable expectation to have knowledge does not require any such individual to conduct or have conducted or obtain or have obtained any freedom to operate opinions or similar opinions of counsel or any Intellectual Property rights clearance searches.

“Law” means any federal, state, national, supra-national, foreign, local or municipal or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority (including under the authority of Nasdaq or the Financial Industry Regulatory Authority).

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“Legal Proceeding” means any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Authority or any arbitrator or arbitration panel.

“Merger Sub Board” means the board of directors of Merger Sub.

“Multiemployer Plan” means (a) a “multiemployer plan,” as defined in Section 3(37) of ERISA or (b) a plan which if maintained or administered in or otherwise subject to the laws of the United States would be described in paragraph (a).

“Multiple Employer Plan” means (a) a “multiple employer plan” within the meaning of Section 413(c) of the Code or Section 210 of ERISA or (b) a plan which if maintained or administered in or otherwise subject to the laws of the United States would be described in paragraph (a).

“Multiple Employer Welfare Arrangement” means (a) a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA or (b) a plan which if maintained or administered in or otherwise subject to the laws of the United States would be described in paragraph (a) of this definition.

“Nasdaq” means The Nasdaq Capital Market.

“Net Cash” means without duplication, on the Closing Date: (a) PubCo’s Cash and Cash Equivalents determined, to the extent in accordance with GAAP, in a manner consistent with the manner in which such items were historically determined and in accordance with the financial statements (including any related notes) contained or incorporated by reference in the PubCo SEC Documents and the unaudited interim balance sheet of PubCo as of September 30, 2020 (the “PubCo Unaudited Interim Balance Sheet”), minus (b) the sum of the consolidated short-term and long-term liabilities of PubCo and its Subsidiaries accrued, in each case determined in accordance with GAAP but including all Unpaid Pre-Closing Taxes, minus (c) $500,000 for estimated post-Closing expenses related to wind down activities of PubCo associated with the termination of its research and development activities and Monetization Expenses (as defined in the CVR Agreement) pursuant to the CVR Agreement (the “Ongoing Support Funding”), minus (d) any and all Liabilities of PubCo (I) to any current or former officer, director, employee, consultant or independent contractor of PubCo or its Subsidiaries (including change of control payments, retention payments, severance and other employee-, consultant- or independent contractor-related termination costs, or other payments), and (II) pursuant to any PubCo Employee Plan, including deferred compensation accrued but unpaid bonuses and accrued but unpaid vacation or paid time off (including related employer employment taxes on all the foregoing), minus (e) any cost and expense for which PubCo is liable (up to the unpaid retention or deductible payment amounts due under any insurance policy) with respect to any Stockholder Litigation related to a PubCo security holder’s interest in PubCo Capital Stock, including, without limitation, any such Stockholder Litigation that is resolved or settled prior to the Closing (or if not resolved or settled prior to the Closing, a reasonable estimate agreed by the parties hereto for any such cost and expenses in connection with a resolution or settlement), subject to Section 6.20, minus (f) the PubCo Transaction Expenses to the extent not paid prior to the Closing Date, minus (g) any amounts payable to holders of Black-Scholes Warrants to the extent not paid prior to the Closing Date, plus (h) solely with respect to PubCo, (1) prepaid expenses (2) expenses paid, or liabilities incurred as of the Closing Date, that are approved in writing to be covered under the D&O Insurance in excess of the deductible, and plus (i) the net cash consideration expected to be received within sixty days after the Closing Date as a result of the consummation of any written binding agreement entered into prior to Closing for the sale of the Potentially Transferable Assets without any contingency (other than the payment of cash consideration for the Potentially Transferable Assets following the Closing Date) and excluding, for the avoidance of doubt, any earn-out, royalties, escrow, holdback or other contingent payment amounts (net of Tax payable by PubCo on such amounts, if any, determined after taking into account any Tax attributes, such as net operating losses and Tax credits, that reduce or eliminate such Tax) (the “Potentially Transferable Assets Sale Amount”). For illustrative purposes only, a sample statement of PubCo Net Cash as of the date described therein is set forth on Schedule 1.6.

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“Order” means any judgment, order, writ, injunction, ruling, decision or decree of (that is binding on a Party), or any plea agreement, corporate integrity agreement, resolution agreement, or deferred prosecution agreement with, or any settlement under the jurisdiction of, any court or Governmental Authority.

“Ordinary Course of Business” means, in the case of each of the Company and PubCo, such actions taken in the ordinary course of its normal operations and consistent with its past practices; provided, however, that during the Pre-Closing Period, the Ordinary Course of Business of PubCo shall also include actions reasonably taken by PubCo that are required to effect the winding down of its prior research and development activities or the Asset Disposition provided however that prior to undertaking any winddown activity that could reasonably be expected to result in a PubCo Material Adverse Effect, PubCo will consult with the Company.

“Organizational Documents” means, with respect to any Person (other than an individual), (a) the certificate or articles of association or incorporation or organization or limited partnership or limited liability company, and any joint venture, limited liability company, operating or partnership agreement and other similar documents adopted or filed in connection with the creation, formation or organization of such Person and (b) all bylaws, regulations and similar documents or agreements relating to the organization or governance of such Person, in each case, as amended or supplemented.

“Party” or “Parties” means the Company, Merger Sub and PubCo.

“Per Share Asset Milestone Consideration” for each stockholder of the Company means (i) the Asset Milestone Shares multiplied by (ii)(a) the number of shares of outstanding Company Capital Stock (excluding shares of Company Capital Stock issued pursuant to the Company Financing) on an as-converted to Company Common Stock basis held by such stockholder as of immediately prior to the Effective Time divided by (b) the number of shares of outstanding Company Capital Stock (excluding shares of Company Capital Stock issued pursuant to the Company Financing) on an as-converted to Company Common Stock basis held by all stockholders as of immediately prior to the Effective Time.

“Per Share Company Financing Milestone Consideration” for each stockholder of the Company means (i) the Company Financing Milestone Shares multiplied by (ii)(a) the number of shares of outstanding Company Capital Stock (excluding shares of Company Capital Stock issued pursuant to the Company Financing) on an as-converted to Company Common Stock basis held by such stockholder as of immediately prior to the Effective Time divided by (b) the number of shares of outstanding Company Capital Stock (excluding shares of Company Capital Stock issued pursuant to the Company Financing) on an as-converted to Company Common Stock basis held by all stockholders as of immediately prior to the Effective Time.

“Permitted Alternative Agreement” means a definitive agreement that contemplates or otherwise relates to an Acquisition Transaction that constitutes a Superior Offer.

“Permitted Encumbrance” means (a) any liens for current Taxes not yet due and payable or for Taxes that are being contested in good faith and for which adequate reserves have been made on the Company Unaudited Interim Balance Sheet or the PubCo Unaudited Interim Balance Sheet, as applicable, (b) minor liens that have arisen in the Ordinary Course of Business and that do not (in any case or in the aggregate) materially detract from the value of the assets subject thereto or materially impair the operations of the Company or PubCo, as applicable, (c) statutory liens to secure obligations to landlords, lessors or renters under leases or rental agreements, (d) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by Law and (e) statutory liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies.

A-12

“Person” means any individual, Entity or Governmental Authority.

“Personal Information” means information about an identified or identifiable individual.

“Potentially Transferable Assets” means the tangible and intangible assets, including but not limited to any inventory, data, records, trade secrets and result of clinical trials (other than Cash and Cash Equivalents except with respect to the payment of any costs and expenses associated with the transfer of these assets or presently held by PubCo’s Chinese subsidiary) used in or related to NSI-556 and NSI-189, PubCo’s stem cell therapies and small molecule compound, respectively, as well as all the assets of PubCo’s Chinese subsidiary.

“Pre-Closing Tax Period” shall mean any taxable period ending on or prior to the Closing Date and the portion through the end of the Closing Date in the case of any Straddle Tax Period.

“Privacy Laws” mean Laws relating to privacy, security and/or collection, use or other processing of Personal Information.

“PubCo Associate” means any current or former employee, independent contractor, officer or director of PubCo or any of its Subsidiaries.

“PubCo Board” means the board of directors of PubCo.

“PubCo Capitalization Representations” means the representations and warranties of PubCo and Merger Sub set forth in Sections 4.6(a), Section 4.6(c) and 4.6(d).

“PubCo Capital Stock” means the PubCo Common Stock and the PubCo Preferred Stock.

“PubCo Common Stock” means the common stock, $0.01 par value per share, of PubCo.

“PubCo Contract” means any Contract: (a) to which PubCo is a party, (b) by which PubCo is or may become bound or under which PubCo has, or may become subject to, any obligation or (c) under which PubCo has or may acquire any right or interest.

“PubCo Employee Plan” means any Employee Plan (i) that PubCo or any of its Subsidiaries sponsors, contributes to, or provides benefits under or through, or has any obligation to contribute to or provide benefits under or through, (ii) that provides benefits to or otherwise covers any current or former employee, officer, director or other service provider of PubCo or any of its Subsidiaries (or their spouses, dependents, or beneficiaries) or (iii) pursuant to which the PubCo or any of its Subsidiaries has or may have any liability (including as an ERISA Affiliate).

“PubCo Fundamental Representations” means the representations and warranties of PubCo and Merger Sub set forth in Sections 4.1(a), 4.1(b), 4.3, 4.4, 4.21, 4.25 and 4.26.

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“PubCo Indemnification Agreements” means PubCo’s standard form of indemnification agreement entered into with PubCo’s officer and directors with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers.

“PubCo In-the-Money Price” means $1.60.

“PubCo IP Rights” means all Intellectual Property owned, licensed or controlled by PubCo that is necessary for the operation of the business of PubCo as presently conducted.

“PubCo IP Rights Agreement” means any instrument or agreement governing, related or pertaining to any PubCo IP Rights.

“PubCo Management Options” means the outstanding stock options issued to Thomas Hazel, PhD, Dane Saglio, Matthew Kalnik, PhD and Kenneth Carter, PhD, whereby collectively, the foregoing Persons may purchase up to 9.75% of the outstanding PubCo Common Stock subject to anti-dilution protection at a price per share of $0.6199, that were issued pursuant to the PubCo 2020 Plan and the PubCo Inducement Plan.

“PubCo Material Adverse Effect” means any Effect that, considered together with all other Effects that have occurred prior to the date of determination of the occurrence of a PubCo Material Adverse Effect, has or would reasonably be expected to have a material adverse effect on the business, financial condition, assets, liabilities or results of operations of PubCo and its Subsidiaries (taken as a whole) or ability to consummate the Contemplated Transactions; provided, however, that Effects arising or resulting from the following shall not be taken into account in determining whether there has been a PubCo Material Adverse Effect: (a) general business, economic or political conditions affecting the industry in which PubCo operates, (b) any natural disaster or epidemics, pandemics (including COVID-19 or other outbreaks of diseases or quarantine restrictions), or other force majeure events, or any act or threat of terrorism or war, any armed hostilities or terrorist activities (including any escalation or general worsening of any of the foregoing) anywhere in the world or any governmental or other response or reaction to any of the foregoing, (c) the taking of any action required to be taken by this Agreement, (d) any change in the stock price or trading volume of PubCo Common Stock (it being understood, however, that any Effect causing or contributing to any change in stock price or trading volume of PubCo Common Stock may be taken into account in determining whether a PubCo Material Adverse Effect has occurred, unless such Effects are otherwise excepted from this definition), (e) any change in, or any compliance with or action taken for the purpose of complying with, any Law or GAAP (or interpretations of any Law or GAAP), (g) resulting from the taking of any action or the failure to take any action, by PubCo that is required to be taken by this Agreement, or (h) decrease in operation or decrease in cash balances of PubCo, except in each case with respect to clauses (a) and (b), to the extent disproportionately affecting PubCo or its Subsidiaries relative to other similarly situated companies in the industries in which PubCo or its Subsidiaries operates.

“PubCo Options” means options to purchase shares of PubCo Common Stock issued by PubCo.

“PubCo Preferred Stock” means the Series A 4.5% Convertible Preferred Stock, $0.01 par value per share, of PubCo.

“PubCo Registered IP” means all PubCo IP Rights that are owned or exclusively licensed by PubCo that are registered, filed or issued under the authority of, with or by any Governmental Authority, including all Patents, registered copyrights and registered trademarks and all applications for any of the foregoing.

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“PubCo RSU Award” means any equity award with respect to PubCo Common Stock that represents the right to receive in the future shares of PubCo Common Stock pursuant to any PubCo Stock Plan.

“PubCo Transaction Committee” means the transaction committee of the PubCo Board.

“PubCo Transaction Expenses” means the sum of: (a) (i) the cash cost of any change of control payments or severance, termination or similar payments that are due or become due to any current or former employee, director or independent contractor of PubCo or any of its Subsidiaries upon the consummation of the Contemplated Transactions and (ii) Transaction Payroll Taxes that are unpaid as the Closing Date; (b) any fees and expenses of legal counsel, accountants, financial advisors, investment bankers, brokers, consultants, and other advisors of PubCo, including, for preparation of the Registration Statement, Proxy Statement, and any amendments and supplements thereto, preparing responses to any SEC comments, and drafting any charter amendments (and in each case, the related disclosure required in the Registration Statement and Proxy Statement); and (c) 50% of (i) the fees and expenses paid or payable to the Exchange Agent pursuant to the engagement agreement with the Exchange Agent; (ii) any fees and expenses incurred by American Stock and Trust Company, PubCo’s transfer agent in connection with the filing and distribution of the Registration Statement and any amendments and supplements thereto with the SEC; and (iii) the D&O Tail Policy.

“PubCo Triggering Event” shall be deemed to have occurred if: (a) PubCo shall have failed to include in the Proxy Statement the PubCo Board Recommendation, (b) the PubCo Board or any committee thereof shall have made a PubCo Board Adverse Recommendation Change or approved, endorsed or recommended any Acquisition Proposal, (c) PubCo shall have entered into any letter of intent or similar document or any Contract relating to any Acquisition Proposal (other than an Acceptable Confidentiality Agreement permitted pursuant to Section 5.4), or (d) PubCo, or any director or officer of the PubCo, shall have willfully and intentionally breached the provisions set forth in Section 5.4.

“PubCo Warrants” means any warrant to purchase shares of PubCo Capital Stock.

“Representatives” means directors, officers, employees, agents, attorneys, accountants, investment bankers, advisors and representatives.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Securities Purchase Agreement” means the Securities Purchase Agreement in substantially the same form as attached hereto as Exhibit D, among the Company and the Persons named therein, pursuant to which such Persons have agreed to purchase the number of shares of Company Capital Stock set forth therein in connection with the Company Financing.

“Stockholder Litigation” shall mean any potential or actual security holder litigation arising or resulting from this Agreement, the Ancillary Agreements or the Contemplated Transactions that may be brought in connection with, or on behalf of, any PubCo security holder’s interest in PubCo Capital Stock or Company security holder’s interest in Company Capital Stock.

“Straddle Tax Period” shall mean any taxable period beginning on or prior to, and ending after, the Closing Date.

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“Subsequent Transaction” means any Acquisition Transaction (with all references to 20% in the definition of Acquisition Transaction being treated as references to 85% for these purposes).

“Subsidiary” means, with respect to a Person, another Entity of which such Person directly or indirectly owns or purports to own, beneficially or of record, (a) an amount of voting securities or other interests that is sufficient to enable such Person to elect at least a majority of the members of such entity’s board of directors or other governing body, or (b) at least 50% of the outstanding equity, voting, beneficial or financial interests in such Entity.

“Superior Offer” means an unsolicited bona fide written Acquisition Proposal (with all references to 20% in the definition of Acquisition Transaction being treated as references to 80% for these purposes) that: (a) was not obtained or made as a direct or indirect result of a breach of (or in violation of) this Agreement; (b) is on terms and conditions that the PubCo Board or the Company Board, as applicable, determines in good faith, based on such matters that it deems relevant (including the likelihood of consummation thereof and the financing terms thereof), as well as any written offer by the other Party to this Agreement to amend the terms of this Agreement, and following consultation with its outside legal counsel and financial advisors, if any, are more favorable, from a financial point of view, to PubCo’s stockholders or the Company’s stockholders, as applicable, than the terms of the Contemplated Transactions; (c) is not subject to any financing conditions (and if financing is required, such financing is then fully committed to the third party); and (d) is reasonably capable of being completed on the terms proposed without unreasonable delay.

“Tax” means any federal, state, local, foreign or other tax, including any income tax, franchise tax, capital gains tax, gross receipts tax, value-added tax, surtax, estimated tax, unemployment tax, national health insurance tax, excise tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, property tax, business tax, withholding tax, payroll tax, customs duty, alternative or add-on minimum or other tax of any kind whatsoever, and including any fine, penalty, addition to tax or interest imposed by a Governmental Authority with respect thereto.

“Tax Return” means any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information, and any amendment or supplement to any of the foregoing, filed or required to be filed with any Governmental Authority in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Law relating to any Tax.

“Transaction Payroll Taxes” shall mean the employer’s portion of any employment, payroll or similar Taxes with respect to (a) any payments described in the definition of PubCo Transaction Expenses, (b) any exercise or payments in respect of PubCo Options, (c) the vesting and settlement of PubCo RSU Awards (including in accordance with Section 6.8), (d) any vesting of PubCo Capital Stock, or (e) other compensatory payments, in each case made in connection with the Contemplated Transactions (whether payable by PubCo or any of its Subsidiaries).

“Treasury Regulations” means the United States Treasury regulations promulgated under the Code.

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“Unpaid Pre-Closing Taxes” means all Taxes of PubCo and its Subsidiaries for any Pre-Closing Tax Period (including Deferred Payroll Taxes and any Taxes imposed pursuant to Sections 951 or 951A of the Code with respect to income earned by a Subsidiary in any Pre-Closing Tax Period) that are unpaid as of the Cash Determination Time. For this purpose, in the case of Taxes based on or measured by income, receipts, or payroll, the amount of such Taxes that have accrued through the Closing Date for a Straddle Tax Period shall be deemed to be the amount that would be payable if the taxable year or period ended at the end of the day on the Closing Date based on an interim closing of the books (and in the case of any Taxes attributable to the ownership of any equity interest in any partnership or other “flowthrough” entity or “controlled foreign corporation” (within the meaning of Section 957(a) of the Code or any comparable state, local or non-U.S. Law), as if the taxable period of such partnership or other “flowthrough” entity or “controlled foreign corporation” ended as of the end of the Closing Date), except that exemptions, allowances or deductions that are calculated on an annual basis (including depreciation and amortization deductions, other than with respect to property placed in service after the Closing), shall be allocated on a per diem basis. In the case of any other Taxes that are imposed on a periodic basis for a Straddle Tax Period, the amount of such Taxes that have accrued through the Closing Date shall be the amount of such Taxes for the relevant period (or, in the case of such Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding period) multiplied by a fraction the numerator of which shall be the number of calendar days from the beginning of the period up to and including the Closing Date and the denominator of which shall be the number of calendar days in the entire period. For the avoidance of doubt, for purposes of allocating Taxes imposed under Section 951A of the Code in respect of a Subsidiary of PubCo, the “qualified business asset investment” (as such term is used in Section 951A(d) of the Code) in respect of the Pre-Closing Tax Period shall equal the product of (i) the Subsidiary’s “qualified business asset investment” (as defined in Section 951A(d)(1) of the Code) for the taxable year of the Subsidiary that includes the Closing Date (determined as though such taxable year ended on the Closing Date), and (ii) a fraction, the numerator of which is the number of days in the portion of such taxable year ending on the Closing Date and the denominator of which is the total number of days in such taxable year.

(a)                Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Agreement	Preamble
Anti-Bribery Laws	3.22
Asset Disposition	5.6
Asset Milestone Payment	2.13
Cash Determination Time	2.9(a)
Capitalization Date	4.6(a)
Certificate of Merger	2.3
Certifications	4.7(a)
Closing	2.3
Closing Date	2.3
Company	Preamble
Company Allocation Certificate	6.17(a)
Company Board Adverse Recommendation Change	6.2(d)
Company Board Recommendation	6.2(c)
Company Disclosure Schedule	Section 3

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Term	Section
Company Financials	3.7(a)
Company Financing Milestone Payment	2.13
Company Interim Financial Statements	6.1
Company Material Contract	3.13(a)
Company Milestone Recipient	2.13
Company Plan	3.6(c)
Company Permits	3.14(b)
Company Product Candidates	3.14(d)
Company Real Estate Leases	3.11
Company Regulatory Permits	3.14(d)
Company Stock Certificate	2.6
Company Stockholder Support Agreement	Recitals
Company Stockholder Written Consents	Recitals
Company Termination Fee	10.3(b)
Company Valuation Calculation	2.9(f)
Company Valuation Schedule	2.9(f)
Company Unaudited Interim Balance Sheet	3.7(a)
COVID-19 Measures	5.1
CVR	2.2(a)
CVR Agreement	2.2(a)
D&O Indemnified Parties	6.9(a)
D&O Tail Policy	6.9(c)
Dissenting Shares	2.8(a)
Drug Regulatory Agency	3.14(c)
Effective Time	2.3
End Date	10.1(b)
Exchange Agent	2.7(a)
FDA	3.14(c)
FDCA	3.14(c)
Form S-4	6.1(a)
GAAP	3.7(a)
Grant Date	3.6(e)
Investor Agreements	6.15

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Term	Section
Liability	3.9
Lock-Up Agreement	Recitals
Merger	Recitals
Merger Consideration	2.5(a)(ii)
Merger Sub	Preamble
Milestone Payment	2.13
Nasdaq Listing Application	6.11
Notice Period	6.2(d)
PHSA	3.14(b)
Pre-Closing Period	5.1(a)
Privacy Policies	4.23
Proxy Statement	6.1(a)
PubCo	Preamble
PubCo 2005 Plan	4.6(c)
PubCo 2007 Plan	4.6(c)
PubCo 2010 Plan	4.6(c)
PubCo 2019 Plan	4.6(c)
PubCo 2020 Plan	4.6(c)
PubCo Inducement Plan	4.6(c)
PubCo Allocation Certificate	6.17(b)
PubCo Board Adverse Recommendation Change	6.3(b)
PubCo Board Recommendation	6.3(b)
PubCo Disclosure Schedule	Section 4
PubCo Material Contract	4.13
PubCo Net Cash Calculation	2.9(a)
PubCo Net Cash Schedule	2.9(a)
PubCo Notice Period	6.3(c)
PubCo Permits	4.14(b)
PubCo Product Candidates	4.14(d)
PubCo Regulatory Permits	4.14(b)
PubCo Real Estate Leases	4.11
PubCo Reverse Stock Split	6.18
PubCo SEC Documents	4.7(a)

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Term	Section
PubCo Stock Plans	4.6(c)
PubCo Stockholder Matters	6.3(a)
PubCo Stockholder Meeting	6.3(a)
PubCo Stockholder Support Agreement	Recitals
PubCo Termination Fee	10.3(d)
Registration Statement	6.1(a)
Required Company Stockholder Vote	3.4
Required PubCo Stockholder Vote	4.4
SEC Documents	6.21
Stockholder Notice	6.2(b)
Surviving Corporation	2.1

1.2               Other Definitional and Interpretative Provisions. The words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Sections, Exhibits and Schedules are to Sections, Exhibits and Schedules of this Agreement unless otherwise specified. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular, the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine gender. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” whether or not they are in fact followed by those words or words of like import. The word “or” is not exclusive. References to any Person include the successors and permitted assigns of that Person. References to any statute are to that statute and to the rules and regulations promulgated thereunder, in each case as amended, modified, re-enacted thereof, substituted, from time to time. References to “$” and “dollars” are to the currency of the United States. All accounting terms used herein will be interpreted, and all accounting determinations hereunder will be made, in accordance with GAAP unless otherwise expressly specified. References from or through any date shall mean, unless otherwise specified, from and including or through and including, respectively. All references to “days” shall be to calendar days unless otherwise indicated as a “Business Day.” Except as otherwise specifically indicated, for purposes of measuring the beginning and ending of time periods in this Agreement (including for purposes of “Business Day” and for hours in a day or Business Day), the time at which a thing, occurrence or event shall begin or end shall be deemed to occur in the Eastern time zone of the United States. The Parties agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party shall not be applied in the construction or interpretation of this Agreement. The Parties agree that the Company Disclosure Schedule or PubCo Disclosure Schedule shall be arranged in sections and subsections corresponding to the numbered and lettered sections and subsections contained in Section 3 or Section 4, respectively. The disclosures in any section or subsection of the Company Disclosure Schedule or the PubCo Disclosure Schedule shall qualify other sections and subsections in Section 3 or Section 4, respectively, to the extent it is readily apparent from a reading of the disclosure that such disclosure is applicable to such other sections and subsections. The words “delivered” or “made available” mean, with respect to any documentation, that prior to 5:00 p.m. (New York City time) on the date that is two days prior to the date of this Agreement, a copy of such material has been posted to and made available by PubCo and its Representatives in the Egnyte electronic data room maintained by PubCo for the purposes of the Contemplated Transactions, and made available by Company and its Representatives in the Donnelley Financial Solutions Venue electronic data room maintained by Company for the purposes of the Contemplated Transactions.

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Section 2. Description of Transaction

2.1               The Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub shall be merged with and into the Company, and the separate existence of Merger Sub shall cease. The Company will continue as the surviving corporation in the Merger (the “Surviving Corporation”).

2.2               Effects of the Merger. The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL. As a result of the Merger, the Company will become a wholly owned Subsidiary of PubCo.

2.3               Closing; Effective Time. Unless this Agreement is earlier terminated pursuant to the provisions of Section 10, and subject to the satisfaction or waiver of the conditions set forth in Section 7, Section 8 and Section 9, the consummation of the Merger (the “Closing”) shall take place remotely, as promptly as practicable (but in no event later than the second Business Day following the satisfaction or waiver of the last to be satisfied or waived of the conditions set forth in Section 7, Section 8 and Section 9, other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of each of such conditions), or at such other time, date and place as PubCo and the Company may mutually agree in writing. The date on which the Closing actually takes place is referred to as the “Closing Date.” At the Closing, the Parties shall cause the Merger to be consummated by executing and filing with the Secretary of State of the State of Delaware a certificate of merger with respect to the Merger, satisfying the applicable requirements of the DGCL and in form and substance as agreed to by the Parties (the “Certificate of Merger”). The Merger shall become effective at the time of the filing of such Certificate of Merger with the Secretary of State of the State of Delaware or at such later time as may be specified in such Certificate of Merger with the consent of PubCo and the Company (the time as of which the Merger becomes effective being referred to as the “Effective Time”).

2.4               Certificate of Incorporation and Bylaws; Directors and Officers. At the Effective Time:

(a)                the certificate of incorporation of the Surviving Corporation shall be amended and restated as set forth in an exhibit to the Certificate of Merger, until thereafter amended as provided by the DGCL and such certificate of incorporation;

(b)                the certificate of incorporation of PubCo shall be identical to the certificate of incorporation of PubCo immediately prior to the Effective Time, until thereafter amended as provided by the DGCL and such certificate of incorporation; provided, however, that at the Effective Time, PubCo shall file an amendment to its certificate of incorporation to (i) effect the PubCo Reverse Stock Split, (ii) change the name of PubCo to “Palisade Bio, Inc.” and (iii) make such other changes as are mutually agreeable to PubCo and the Company;

(c)                the bylaws of the Surviving Corporation shall be identical to the bylaws of Merger Sub as in effect immediately prior to the Effective Time (except that the name of the Surviving Corporation in such bylaws shall reflect the name identified Section 2.4(a)), until thereafter amended as provided by the DGCL and such bylaws;

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(d)                the directors and officers of PubCo, each to hold office in accordance with the certificate of incorporation and bylaws of PubCo, shall be as set forth in Section 6.14; and

(e)                the directors and officers of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation, shall be the directors and officers of PubCo as set forth in Section 6.14, after giving effect to the provisions of Section 6.14.

2.5               Conversion of Shares.

(a)                At the Effective Time, by virtue of the Merger and without any further action on the part of PubCo, Merger Sub, the Company or any stockholder of the Company or PubCo:

(i)                 any shares of Company Capital Stock held as treasury stock immediately prior to the Effective Time shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor; and

(ii)               subject to Section 2.5(c), each share of Company Capital Stock (including any shares of Company Capital Stock issued pursuant to the Company Financing and including, for the avoidance of doubt, the Additional Company Shares outstanding immediately prior to the Effective Time (excluding shares to be canceled pursuant to Section 2.5(a)(i) and excluding Dissenting Shares), and after giving effect to the conversion of Company Preferred Stock) shall be converted solely into the right, subject to Section 2.13, to receive a number of shares of PubCo Common Stock equal to the Exchange Ratio (the “Merger Consideration”).

(b)                If any shares of Company Capital Stock outstanding immediately prior to the Effective Time are unvested or are subject to a repurchase option or a risk of forfeiture under any applicable restricted stock unit award agreement or other similar agreement with the Company, then the shares of PubCo Common Stock issued in exchange for such shares of Company Capital Stock will to the same extent be unvested and subject to the same repurchase option or risk of forfeiture, and such shares of PubCo Common Stock shall accordingly be marked with appropriate legends. The Company shall take all actions that may be necessary to ensure that, from and after the Effective Time, PubCo is entitled to exercise any such repurchase option or other right set forth in any such restricted stock unit award agreement or other agreement.

(c)                No fractional shares of PubCo Common Stock shall be issued in connection with the Merger, and no certificates or scrip for any such fractional shares shall be issued, with no cash being paid for any fractional share eliminated by such rounding. Any fractional shares of PubCo Common Stock a holder of Company Capital Stock would otherwise be entitled to receive shall be aggregated together first prior to eliminating any remaining fractional share.

(d)                All Company Options outstanding immediately prior to the Effective Time under the Company Plan shall be treated in accordance with Section 6.5.

(e)                Each share of common stock, $0.0001 par value per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock, $0.0001 par value per share, of the Surviving Corporation. Each stock certificate of Merger Sub evidencing ownership of any such shares shall, as of the Effective Time, evidence ownership of such shares of common stock of the Surviving Corporation.

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(f)                 If, between the time of calculating the Exchange Ratio and the Effective Time, the outstanding shares of Company Capital Stock or PubCo Capital Stock shall have been changed into, or exchanged for, a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split (including the PubCo Reverse Stock Split to the extent such split has not previously been taken into account in calculating the Exchange Ratio), combination or exchange of shares or other like change, the Exchange Ratio shall, to the extent necessary, be equitably adjusted to reflect such change to the extent necessary to provide the holders of Company Capital Stock, Company Options, Company Warrants and PubCo Options, PubCo RSU Awards, and PubCo Capital Stock with the same economic effect as contemplated by this Agreement prior to such stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares or other like change; provided, however, that nothing herein will be construed to permit the Company or PubCo to take any action with respect to Company Capital Stock or PubCo Common Stock, respectively, that is prohibited or not expressly permitted by the terms of this Agreement.

2.6               Closing of the Company’s Transfer Books. At the Effective Time: (a) all shares of Company Capital Stock outstanding immediately prior to the Effective Time shall be treated in accordance with Section 2.5(a), and all holders of certificates representing shares of Company Capital Stock that were outstanding immediately prior to the Effective Time shall cease to have any rights as stockholders of the Company and (b) the stock transfer books of the Company shall be closed with respect to all shares of Company Capital Stock outstanding immediately prior to the Effective Time. No further transfer of any such shares of Company Capital Stock shall be made on such stock transfer books after the Effective Time. If, after the Effective Time, a valid certificate previously representing any shares of Company Capital Stock outstanding immediately prior to the Effective Time (a “Company Stock Certificate”) is presented to the Exchange Agent or to the Surviving Corporation, such Company Stock Certificate shall be canceled and shall be exchanged as provided in Sections 2.5 and 2.7.

2.7               Surrender of Certificates.

(a)                On or prior to the Closing Date, PubCo and the Company shall jointly select a reputable bank, transfer agent or trust company to act as exchange agent in the Merger (the “Exchange Agent”). At the Effective Time, PubCo shall deposit with the Exchange Agent evidence of book-entry shares representing the shares of PubCo Common Stock issuable pursuant to Section 2.5(a) in exchange for shares of Company Capital Stock.

(b)                Promptly after the Effective Time, the Parties shall cause the Exchange Agent to mail to the Persons who were record holders of shares of Company Capital Stock that were converted into the right to receive the Merger Consideration: (i) a letter of transmittal in customary form and containing such provisions as PubCo may reasonably specify and (ii) instructions for effecting the surrender of Company Stock Certificates, if any, in exchange for book-entry shares of PubCo Common Stock. Upon surrender of a duly executed letter of transmittal and such other documents as may be reasonably required by the Exchange Agent or PubCo, the record holder of such Company Capital Stock shall be entitled to receive in exchange therefor book-entry shares representing the Merger Consideration (in a number of whole shares of PubCo Common Stock) that such record holder has the right to receive pursuant to the provisions of Section 2.5(a).

(c)                No dividends or other distributions declared or made with respect to PubCo Common Stock with a record date after the Effective Time shall be paid to the record holder of any Company Capital Stock with respect to the shares of PubCo Common Stock that such holder has the right to receive in the Merger until such holder delivers a duly executed letter of transmittal (at which time (or, if later, on the applicable payment date) such record holder shall be entitled, subject to the effect of applicable abandoned property, escheat or similar Laws, to receive all such dividends and distributions, without interest).

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(d)                Any shares of PubCo Common Stock deposited with the Exchange Agent that remain undistributed to record holders of Company Capital Stock as of the date that is 180 days after the Closing Date shall be delivered to PubCo upon demand, and any record holders of Company Capital Stock who have not theretofore delivered a duly executed letter of transmittal in accordance with this Section 2.7 shall thereafter look only to PubCo for satisfaction of their claims for PubCo Common Stock and any dividends or distributions with respect to shares of PubCo Common Stock.

(e)                Each of the Exchange Agent, PubCo and the Surviving Corporation shall be entitled to deduct and withhold from any consideration deliverable pursuant to this Agreement such amounts as are required to be deducted or withheld from such consideration under the Code or under any other applicable Tax Law; provided, that if PubCo intends to deduct or withhold (or intends to instruct the Exchange Agent to deduct or withhold) from any payment of consideration deliverable pursuant to this Agreement, PubCo shall use commercially reasonable efforts to (1) provide the Company and the applicable payee with reasonably advance notice of such intention to withhold and (2) permit the Company and/or such payee to provide such certifications or other documentation as may be necessary and appropriate to permit such payment to be made free of, or at a reduced rate of, withholding. To the extent such amounts are so deducted or withheld and remitted to the appropriate Governmental Authority in accordance with applicable Law, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

(f)                 No Party shall be liable to any record holder of Company Capital Stock or to any other Person with respect to any shares of PubCo Common Stock (or dividends or distributions with respect thereto) or for any cash amounts delivered to any public official pursuant to any applicable abandoned property Law, escheat Law or similar Law.

2.8               Appraisal Rights.

(a)                Notwithstanding any provision of this Agreement to the contrary, shares of Company Capital Stock that are outstanding immediately prior to the Effective Time and which are held by stockholders who have exercised and perfected appraisal rights for such shares of Company Capital Stock in accordance with the DGCL (collectively, the “Dissenting Shares”) shall not be converted into or represent the right to receive the Merger Consideration described in Section 2.5 attributable to such Dissenting Shares. Such stockholders shall be entitled to receive payment of the appraised value of such shares of Company Capital Stock held by them in accordance with the DGCL, unless and until such stockholders fail to perfect or effectively withdraw or otherwise lose their appraisal rights under the DGCL. All Dissenting Shares held by stockholders who shall have failed to perfect or who effectively shall have withdrawn or lost their right to appraisal of such shares of Company Capital Stock under the DGCL (whether occurring before, at, or after the Effective Time) shall thereupon be deemed to be converted into and to have become exchangeable for, as of the Effective Time, the right to receive the Merger Consideration attributable to such Dissenting Shares upon their surrender in the manner provided in Section 2.5.

(b)                The Company shall give PubCo prompt written notice of any demands by dissenting stockholders received by the Company, withdrawals of such demands and any other instruments served on the Company and any material correspondence received by the Company in connection with such demands and the Company shall have the right to direct all negotiations and proceedings with respect to such demands. The Company shall not, without PubCo’s prior written consent, not to be unreasonably withheld, delayed or conditioned, make any payment with respect to, or settle or offer to settle, any such demands, or agree to do any of the foregoing.

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2.9               Calculation of Net Cash and Company Valuation.

(a)                No later than five (5) Business Days prior to the date of the PubCo Stockholder Meeting (subject to any adjournment or postponement pursuant to Section 6.3), PubCo will deliver to the Company a schedule (the “PubCo Net Cash Schedule”) setting forth, in reasonable detail, PubCo’s good faith, estimated calculation of Net Cash (the “PubCo Net Cash Calculation”) as of the anticipated Closing Date (the “Cash Determination Time”) prepared and certified by PubCo’s chief financial officer (or if there is no chief financial officer at such time, the principal financial and accounting officer for PubCo). PubCo shall make available to the Company (electronically to the greatest extent possible), as reasonably requested by the Company, the work papers and back-up materials used or useful in preparing the PubCo Net Cash Schedule and, if reasonably requested by the Company, PubCo’s accountants and counsel at reasonable times and upon reasonable notice. The PubCo Net Cash Calculation shall include PubCo’s determination, as of the Cash Determination Time, of the defined terms in Section 1.1(a) necessary to calculate the Exchange Ratio.

(b)                Within three (3) days following the delivery of the PubCo Net Cash Calculation (the “Response Date”), the Company will have the right to dispute any part of the PubCo Net Cash Calculation as set forth in the PubCo Net Cash Schedule by delivering a written notice to that effect (a “Dispute Notice”) to PubCo. Any Dispute Notice shall identify in reasonable detail the nature of any proposed revisions to the PubCo Net Cash Calculation.

(c)                If on or prior to the Response Date, (i) the Company notifies PubCo in writing that it has no objections to the PubCo Net Cash Calculation or (ii) the Company fails to deliver a Dispute Notice as provided in Section 2.9(a), then the PubCo Net Cash Calculation as set forth in the PubCo Net Cash Schedule shall be deemed to have been finally determined for purposes of this Agreement and to represent the PubCo Net Cash Schedule at the Cash Determination Time for purposes of this Agreement.

(d)                If the Company delivers a Dispute Notice on or prior to the Response Date, then Representatives of PubCo and the Company shall promptly meet and attempt in good faith to resolve the disputed item(s) and negotiate an agreed-upon determination of the PubCo Net Cash Schedule.

(e)                If Representatives of PubCo and the Company are unable to negotiate an agreed-upon determination of the PubCo Net Cash Schedule, as applicable, pursuant to Section 2.9(c) within three (3) days after delivery of the Dispute Notice (or such other period as PubCo and the Company may mutually agree upon), then PubCo and the Company shall jointly select an independent auditor of recognized national standing (the “Accounting Firm”) to resolve any remaining disagreements as to the PubCo Net Cash Calculation that were set forth in the Dispute Notice delivered by the Company pursuant to Section 2.9(a). PubCo shall promptly deliver to the Accounting Firm the work papers and back-up materials used in preparing the PubCo Net Cash Schedule, as applicable, pursuant to Section 2.9(a), and PubCo and the Company shall use commercially reasonable efforts to cause the Accounting Firm to make its determination within ten (10) days of accepting its selection. The Company and PubCo shall be afforded the opportunity to present to the Accounting Firm any material related to the unresolved disputes and to discuss the issues with the Accounting Firm; provided, however, that no such presentation or discussion shall occur without the presence of a Representative of each of the Company and PubCo. The determination of the Accounting Firm shall be limited to those disagreements submitted to the Accounting Firm, provided, that such disagreements were set forth in the Dispute Notice sent by the Company to PubCo pursuant to Section 2.9(a). The determination made by the Accounting Firm of any such disagreements submitted to the Accounting Firm shall be deemed to have been finally determined for purposes of this Agreement and the PubCo Net Cash Calculation, as adjusted by the Accounting Firm to reflect any such determination made by the Accounting Firm of such disagreements submitted to the Accounting Firm, shall represent the PubCo Net Cash Schedule at the Cash Determination Time, as applicable, for purposes of this Agreement, and the Parties shall delay the Closing Date until the resolution of the matters described in this Section 2.9(e). The fees and expenses of the Accounting Firm shall be allocated between PubCo and the Company in the same proportion that the disputed amount of the Net Cash that was unsuccessfully disputed by such Party (as finally determined by the Accounting Firm) bears to the total disputed amount of the Net Cash (and for the avoidance of doubt the portion of such fees and expenses to be paid by PubCo shall reduce the Net Cash); provided, however, that if the Accounting Firm takes longer than ten (10) days to make its determination then Company shall at its election (x) pay the fees and expenses of the Accounting Firm or (y) deem any costs and expenses incurred by PubCo following such ten (10) day period to be excluded from Net Cash. If this Section 2.9(e) applies as to the determination of the PubCo Net Cash Schedule at the Cash Determination Time described in Section 2.9(a), upon resolution of the matter in accordance with this Section 2.9(e), the Parties shall not be required to determine the PubCo Net Cash Schedule again even though the Closing Date may occur later than the Cash Determination Time.

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(f)                 No later than five (5) Business Days prior to the date of the PubCo Stockholder Meeting, the Company will deliver to PubCo a schedule (the “Company Valuation Schedule”) setting forth, in reasonable detail, the Company’s good faith, estimated calculations of the components of the Company Valuation (the “Company Valuation Calculation”) as of the anticipated Closing Date, (the “Company Valuation Time”) prepared and certified by the Company’s Chief Executive Officer. The Company shall make available to PubCo, as reasonably requested by PubCo, the work papers and back-up materials used or useful in preparing the Company Valuation Schedule and, if reasonably requested by PubCo, the Company’s accountants and counsel at reasonable times and upon reasonable notice.

(g)                Within three (3) days following the Company Valuation Time (the “Valuation Response Date”) of the Company Valuation Schedule to the PubCo, the PubCo will have the right to dispute any part of the Company Valuation Calculation as set forth in the Company Valuation Schedule by delivering a written notice to that effect (a “Valuation Dispute Notice”) to Company. Any Valuation Dispute Notice shall identify in reasonable detail the nature of any proposed revisions to the Company Valuation Calculation.

(h)                If on or prior to the Valuation Response Date, (i) PubCo notifies the Company in writing that it has no objections to the Company Valuation Calculation or (ii) the PubCo fails to deliver a Valuation Dispute Notice as provided in Section 2.9(f), then the Company Valuation Calculation as set forth in the Company Valuation Schedule shall be deemed to have been finally determined for purposes of this Agreement and to represent the Company Valuation at the Company Valuation Time for purposes of this Agreement.

(i)                 If the PubCo delivers a Valuation Dispute Notice on or prior to the Valuation Response Date and such Valuation Dispute Notice complies with the provisions of Section 2.9(f), then Representatives of the Company and PubCo shall promptly meet and attempt in good faith to resolve the disputed item(s) and negotiate an agreed-upon determination of the Company Valuation.

(j)                 If Representatives of the Company and PubCo are unable to negotiate an agreed-upon determination of the Company Valuation pursuant to Section 2.9(h) within three (3) days after delivery of the Valuation Dispute Notice (or such other period as the Company and the PubCo may mutually agree upon), then PubCo and the Company shall jointly select an Accounting Firm to resolve any remaining disagreements as to the Company Valuation Calculation that were set forth in the Valuation Dispute Notice delivered by the PubCo pursuant to, and in compliance with, the provisions of Section 2.9(f). PubCo shall promptly deliver to the Accounting Firm the work papers and back-up materials used in preparing the Company Valuation Schedule pursuant to Section 2.9(f), and the Company and PubCo shall use commercially reasonable efforts to cause the Accounting Firm to make its determination within ten (10) days of accepting its selection. PubCo and the Company shall be afforded the opportunity to present to the Accounting Firm any material related to the unresolved disputes and to discuss the issues with the Accounting Firm; provided, however, that no such presentation or discussion shall occur without the presence of a Representative of each of PubCo and the Company. The determination of the Accounting Firm shall be limited to those disagreements submitted to the Accounting Firm, provided, that such disagreements were set forth in the Valuation Dispute Notice sent by PubCo to the Company pursuant to, and in compliance with, the provisions of Section 2.9(f). The determination made by the Accounting Firm of any such disagreements submitted to the Accounting Firm shall be deemed to have been finally determined for purposes of this Agreement and the Company Valuation Calculation, as adjusted by the Accounting Firm to reflect any such determination made by the Accounting Firm of such disagreements submitted to the Accounting Firm, shall represent the Company Valuation Calculation at the Company Valuation Time for purposes of this Agreement, and the Parties shall delay the Closing Date until the resolution of the matters described in this Section 2.9(j). The fees and expenses of the Accounting Firm shall be allocated between the Company and PubCo in the same proportion that the disputed amount of the Company Valuation that was unsuccessfully disputed by such Party (as finally determined by the Accounting Firm) bears to the total disputed amount of the Company Valuation (and for the avoidance of doubt the portion of such fees and expenses to be paid by the Company shall reduce the Company Valuation); provided, however, that if the Accounting Firm takes longer than ten (10) days to make its determination then PubCo shall at its election (x) pay the fees and expenses of the Accounting Firm or (y) deem any costs and expenses incurred by the Company following such ten (10) day period to be excluded from the Company Valuation. If this Section 2.9(j) applies as to the determination of the Company Valuation at the Company Valuation Time described in Section 2.9(f), upon resolution of the matter in accordance with this Section 2.9(j) the Parties shall not be required to determine the Company Valuation again even though the Closing Date may occur later than the Company Valuation Time.

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(k)                For the purposes of this Section 2.9, the “anticipated” Closing Date shall be the date, as agreed upon by PubCo and the Company at least ten (10) calendar days prior to the PubCo Stockholders Meeting, to be the anticipated date for Closing.

2.10           Further Action. If, at any time after the Effective Time, any further action is determined by the Surviving Corporation to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession of and to all rights and property of the Company, then the officers and directors of the Surviving Corporation shall be fully authorized, and shall use their and its commercially reasonable efforts (in the name of the Company, in the name of Merger Sub, in the name of the Surviving Corporation and otherwise) to take such action.

2.11           Tax Consequences. For United States federal, state and other relevant Tax purposes, (i) the Parties intend that the Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Code (the “Intended Tax Treatment”), and (ii) this Agreement is intended to be, and is hereby adopted as, a “plan of reorganization” for purposes of Section 354 and 361 of the Code and Treasury Regulations Section 1.368-2(g) and 1.368-3(a), to which PubCo, Merger Sub and the Company are parties under Section 368(b) of the Code.

2.12           Contingent Value Right.

(a)                Holders (i) of PubCo Common Stock, of record, as of immediately prior to the Effective Time shall be entitled to one contractual contingent value right (“CVR”) issued by PubCo subject to and in accordance with the terms and conditions of the Contingent Value Rights Agreement, attached hereto as Exhibit E (the “CVR Agreement”), for each share of PubCo Common Stock held by such holders and (ii) of PubCo Warrants, of record, as of immediately prior to the Effective Time shall be entitled to one CVR issued by PubCo subject to and in accordance with the terms and conditions of the Pubco Warrants, for each share of PubCo Common Stock issuable upon exercise of such PubCo Warrants.

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(b)                Following any Asset Milestone Payment, if any portion of the Potentially Transferable Asset Sale Amount is received by PubCo within forty eight months of the Effective Time (to the extent that all monies received on or prior to the Asset Milestone Payment date are included in the Asset Milestone Payment calculation) then all such amounts shall be paid pursuant to the CVR Agreement to stockholders of PubCo.

(c)                At or prior to the Effective Time, PubCo shall authorize and duly adopt, execute and deliver, and will ensure that the Exchange Agent and CVR Representative (as defined in the CVR Agreement) execute and deliver, the CVR Agreement, subject to any reasonable revisions to the CVR Agreement that are requested by such Exchange Agent (provided, that such revisions are immaterial and not, individually or in the aggregate, detrimental or adverse, taken as a whole, to any holder of a CVR). PubCo and the Company shall cooperate, including by making changes to the form of CVR Agreement, as necessary to ensure that the CVRs are not subject to registration under the Securities Act, the Exchange Act or any applicable state securities or “blue sky” laws.

(d)                PubCo, the Exchange Agent and (if necessary) CVR Representative shall, unless the Company and PubCo mutually agree, at or prior to the Effective Time, duly authorize, execute and deliver the CVR Agreement.

2.13           Milestone Payment.

(a)                In connection with any distribution of the Company Financing Milestone Payment, subject to Section 2.13(b) and Section 2.13(c), without any further action on the part of PubCo, Merger Sub, the Company or any stockholder of the Company or PubCo, subject to Section 2.5(c), each holder of Company Capital Stock outstanding immediately prior to the Effective Time (after giving effect to the conversion of Company Preferred Stock and excluding (i) shares of Company Capital Stock issued pursuant to the Company Financing, (ii) shares to be canceled pursuant to Section 2.5(a)(i), and (iii) Dissenting Shares) (each a “Company Milestone Recipient”) shall be entitled to receive the Per Share Company Financing Milestone Consideration.

(b)                Following the Final Reset Date (as defined in the Securities Purchase Agreement) to the extent PubCo receives any distribution of the PubCo Common Stock held in escrow pursuant to the Escrow Agreement, PubCo shall cause the Exchange Agent to issue the Company Financing Milestone Shares (the “Company Financing Milestone Payment”) to the Company Milestone Recipients based upon each such holder’s Per Share Company Financing Milestone Consideration.

(c)                If the Potentially Transferable Assets Sale Amount has not been received, or any portion thereof, by PubCo within sixty days of the Closing Date or such later date at the Company’s election, then PubCo may cause the Exchange Agent to issue the Asset Milestone Shares to the Company Milestone Recipients based upon each such holder’s Per Share Asset Milestone Consideration (the “Asset Milestone Payment” and together with the “Company Financing Milestone Payment,” the “Milestone Payments”).

(d)                The right of any holder of Company Capital Stock to receive any Milestone Payment: (i) does not give such holder dividend rights, voting rights, liquidation rights, preemptive rights or other rights of holders of capital stock of the Surviving Corporation or PubCo or any ownership rights in the assets of the Surviving Corporation or PubCo; (ii) shall not be evidenced by a certificate or other instrument; (iii) shall not be assignable or otherwise transferable by such holder, except (A) to a trust for the benefit of such holder or any member of such holder’s immediate family, (B) by will or intestacy upon death, (C) by instrument to an inter vivos or testamentary trust in which the Milestone Payment is to be passed to beneficiaries upon the death of the trustee, (D) pursuant to a court order, (E) by operation of law (including a consolidation or merger), or (F) without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other Entity; provided, that any such transferee(s) shall have agreed in writing to be bound by the terms of this Section 2.13; (iv) shall not accrue or pay interest on any portion thereof; and (v) does not represent any right other than the right to receive the consideration set forth in this Section 2.13. Any attempted transfer of the right to any Milestone Payment by any holder thereof (other than as specifically permitted by the immediately preceding sentence) shall be null and void.

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Section 3. Representations and Warranties of the Company.

Except as set forth in the written disclosure schedule delivered by the Company to PubCo (the “Company Disclosure Schedule”), the Company represents and warrants to PubCo and Merger Sub as follows:

3.1               Due Organization; Subsidiaries.

(a)                The Company is a corporation duly incorporated, validly existing and in good standing under the Laws of the jurisdiction of its incorporation and has all necessary corporate power and authority: (i) to conduct its business in the manner in which its business is currently being conducted, (ii) to own or lease and use its property and assets in the manner in which its property and assets are currently owned or leased and used and (iii) to perform its obligations under all Contracts by which it is bound, except, in each case, where the failure to have such power or authority would not reasonably be expected to prevent or materially delay the ability of the Company to consummate the Contemplated Transactions or have a Company Material Adverse Effect.

(b)                The Company is duly licensed and qualified to do business, and is in good standing (to the extent applicable in such jurisdiction), under the Laws of all jurisdictions where the nature of its business in the manner in which its business is currently being conducted requires such licensing or qualification other than in jurisdictions where the failure to be so qualified individually or in the aggregate would not be reasonably expected to have a Company Material Adverse Effect.

(c)                The Company has no Subsidiaries and the Company does not own any capital stock of, or any equity, ownership or profit sharing interest of any nature in, and does not control directly or indirectly, any other Entity. The Company is not and has otherwise never been, directly or indirectly, a party to, member of or participant in any partnership, joint venture or similar business entity. The Company has not agreed, is not obligated to make, and is not bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity. The Company has never been a general partner of, and has otherwise never been liable for any of the debts or other obligations of, any general partnership, limited partnership or other Entity.

3.2               Organizational Documents. The Company has delivered to PubCo accurate and complete copies of the Company’s Organizational Documents in effect as of the date of this Agreement. The Company is not in breach or violation of its Organizational Documents in any material respect.

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3.3               Authority; Binding Nature of Agreement. The Company has all necessary corporate power and authority to enter into this Agreement and, subject to receipt of the Required Company Stockholder Vote, to perform its obligations under this Agreement and consummate the Contemplated Transactions. The Company Board has (a) determined that the Contemplated Transactions are fair to, advisable and in the best interests of the Company and its stockholders, (b) approved and declared advisable this Agreement and the Contemplated Transactions and (c) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of the Company vote to adopt or approve this Agreement and thereby approve the Contemplated Transactions. This Agreement has been duly executed and delivered by the Company and assuming the due authorization, execution and delivery by PubCo and Merger Sub, constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the Enforceability Exceptions.

3.4               Vote Required. The affirmative vote or written consent of (a) the holders of a majority of the shares of Company Common Stock and Company Preferred Stock (voting as a single class on an as-converted to Company Common Stock basis) and (b) the holders of a majority of the shares of Company Preferred Stock, in each case, outstanding on the record date for the Company Stockholder Written Consent and entitled to vote thereon (the “Required Company Stockholder Vote”), are the only votes of the holders of any class or series of Company Capital Stock necessary to adopt and approve this Agreement and approve the Contemplated Transactions.

3.5               Non-Contravention; Consents.

(a)                Subject to obtaining the Required Company Stockholder Vote, the filing of the Certificate of Merger required by the DGCL, and except as set forth on Section 3.5 of the Company Disclosure Schedule, neither (x) the execution, delivery or performance of this Agreement by the Company, nor (y) the consummation of the Contemplated Transactions, will directly or indirectly (with or without notice or lapse of time):

(i)                 contravene, conflict with or result in a violation of any of the provisions of the Company’s Organizational Documents;

(ii)               contravene, conflict with or result in a material violation of, or give any Governmental Authority or, to the Knowledge of the Company, any other Person the right to challenge the Contemplated Transactions or to exercise any material remedy or obtain any material relief under, any Law or any Order by which the Company, or any of the assets owned or used by the Company, is subject, except as would not reasonably be expected to be material to the Company or its business;

(iii)             contravene, conflict with or result in a material violation of any of the terms or requirements of, or give any Governmental Authority the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by the Company;

(iv)              contravene, conflict with or result in a material violation or breach of, or result in a default under, any provision of any Company Material Contract, or give any Person the right to: (A) declare a default or exercise any remedy under any Company Material Contract, (B) any material payment, rebate, chargeback, penalty or change in delivery schedule under any Company Material Contract, (C) accelerate the maturity or performance of any Company Material Contract or (D) cancel, terminate or modify any term of any Company Material Contract, except in the case of any non-material breach, default, penalty or modification; or

(v)                result in the imposition or creation of any Encumbrance upon or with respect to any material asset owned or used by the Company (except for Permitted Encumbrances).

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(b)                Except for (i) any Consent as set forth on Section 3.5 of the Company Disclosure Schedule under any Company Contract, (ii) the Required Company Stockholder Vote, (iii) the filing of the Certificate of Merger required by the DGCL, and (iv) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities laws, the Company was not, is not, and will not be required to make any filing with or give any notice to, or to obtain any Consent from, any Governmental Authority in connection with (x) the execution, delivery or performance of this Agreement or (y) the consummation of the Contemplated Transactions, which, if individually or in the aggregate were not given or obtained, would reasonably be expected to prevent or materially delay the ability of the Company to consummate the Contemplated Transactions.

(c)                The Company Board has taken and will take all actions necessary to ensure that the restrictions applicable to business combinations contained in Section 203 of the DGCL are, and will be, inapplicable to the execution, delivery and performance of this Agreement and to the consummation of the Contemplated Transactions. No other state takeover statute or similar Law applies or purports to apply to the Merger, this Agreement or any of the Contemplated Transactions.

3.6               Capitalization.

(a)                The authorized Company Capital Stock as of the date of this Agreement consists of (i) 250,000,000 shares of Company Common Stock of which 102,041,277 shares have been issued and are outstanding as of the date of this Agreement, and (ii) 33,594,625 shares of Company Preferred Stock of which 11,674,131 shares have been issued and are outstanding as of the date of this Agreement.

(b)                All of the outstanding shares of Company Capital Stock have been duly authorized and validly issued, and are fully paid and nonassessable. Except as set forth in the Company’s Organization Documents, Investor Agreements or as contemplated herein (i) none of the outstanding shares of Company Capital Stock is entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right, (ii) none of the outstanding shares of Company Capital Stock is subject to any right of first refusal in favor of the Company, and (iii) there is no Company Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any shares of Company Common Stock or Company Preferred Stock. The Company is not under any obligation, nor is it bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Company Common Stock or other securities. Section 3.6(b) of the Company Disclosure Schedule accurately and completely lists all repurchase rights held by the Company with respect to shares of Company Common Stock (including shares issued pursuant to the exercise of Company Options) and specifies which of those repurchase rights are currently exercisable.

(c)                Except for the Company’s 2013 Employee, Director and Consultant Equity Incentive Plan, as amended (the “Company Plan”), the Company does not have any stock option plan or any other plan, program, agreement or arrangement providing for any equity-based compensation for any Person. As of the date of this Agreement, the Company has reserved 35,000,000 shares of Company Common Stock for issuance under the Company Plan, of which 30,410,243 shares have been issued and are currently outstanding, 30,410,243 have been reserved for issuance upon exercise of outstanding Company Options granted under the Company Plan, and 4,589,757 shares of Company Common Stock remain available for future issuance pursuant to the Company Plan. Section 3.6(c) of the Company Disclosure Schedule sets forth the following information with respect to each Company Option outstanding as of the date of this Agreement: (i) the name of the optionee, (ii) the number of shares of Company Common Stock subject to such Company Option at the time of grant, (iii) the number of shares of Company Common Stock subject to such Company Option as of the date of this Agreement, (iv) the exercise price of such Company Option, (v) the date on which such Company Option was granted, (vi) the applicable vesting schedule, including any acceleration provisions and the number of vested and unvested shares as of the date of this Agreement, (vii) the date on which such Company Option expires and (viii) whether such Company Option is intended to be an “incentive stock option” (as defined in the Code) or a non-qualified stock option. The Company has made available to PubCo an accurate and complete copy of the Company Plan and forms of all stock option agreements approved for use thereunder.

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(d)                Except for the conversion provisions for the Company Preferred Stock (which will be converted into Company Common Stock at the closing of the Company Financing), the outstanding Company Options set forth on Section 3.6(c) of the Company Disclosure Schedule, the Company Warrants or as set forth on Section 3.6(d) of the Company Disclosure Schedule there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other securities of the Company, (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of the Company, (iii) stockholder rights plan (or similar plan commonly referred to as a “poison pill”) or Company Contract under which the Company is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities or (iv) to the Company’s Knowledge, condition or circumstance that could be reasonably likely to give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of capital stock or other securities of the Company. There are no outstanding or authorized stock appreciation, phantom stock, profit participation or other similar rights with respect to the Company.

(e)                All outstanding shares of Company Common Stock, Company Preferred Stock, Company Options and other securities of the Company have been issued and granted in material compliance with (i) all applicable securities laws and other applicable Law and (ii) all requirements set forth in applicable Company Contracts.

3.7               Financial Statements.

(a)                Section 3.7(a) of the Company Disclosure Schedule includes true and complete copies of (i) the Company’s audited balance sheets at December 31, 2018 and 2019 (the “Company Audited Balance Sheets”), (ii) the Company’s unaudited balance sheets at September 30, 2020 (the “Company Unaudited Interim Balance Sheet”), (iii) the Company’s audited statements of income, cash flow and stockholders’ equity for the years ended December 31, 2018 and 2019 and (iv) the Company’s unaudited statements of income, cash flow and stockholders’ equity at September 30, 2020 (collectively, the “Company Financials”). The Company Financials (A) were prepared in accordance with United States generally accepted accounting principles (“GAAP”) (except that the Company Financials may not have notes thereto and other presentation items that may be required by GAAP and are subject to normal and recurring year-end adjustments that are not reasonably expected to be material in amount) and (B) fairly present, in all material respects, the financial position and operating results of the Company as of the dates and for the periods indicated therein.

(b)                Section 3.7(b) of the Company Disclosure Schedule lists, and the Company has delivered to PubCo accurate and complete copies of the documentation creating or governing, all securitization transactions and “off-balance sheet arrangements” (as defined in Item 303(c) of Regulation S-K under the Exchange Act) effected by the Company since January 1, 2018.

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(c)                Since January 1, 2018, there have been no formal internal investigations regarding financial reporting or accounting policies and practices discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer or general counsel of the Company, the Company Board or any committee thereof. Since January 1, 2018, neither the Company nor its independent auditors have identified (i) any significant deficiency or material weakness in the design or operation of the system of internal accounting controls utilized by the Company, (ii) any fraud, whether or not material, that involves the Company, the Company’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company or (iii) any claim or allegation regarding any of the foregoing.

3.8               Absence of Changes. Except as set forth on Section 3.8 of the Company Disclosure Schedule, between the date of the Company Unaudited Interim Balance Sheet and the date of this Agreement, the Company has conducted its business only in the Ordinary Course of Business (except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto) and there has not been any (a) Company Material Adverse Effect or (b) action, event or occurrence that would have required consent of PubCo pursuant to Section 5.2(b) of this Agreement had such action, event or occurrence taken place after the execution and delivery of this Agreement.

3.9               Absence of Undisclosed Liabilities. As of the date hereof, the Company has no liability, indebtedness, obligation, expense, claim, deficiency, guaranty or endorsement of any kind, whether accrued, absolute, contingent, matured, unmatured or otherwise (each a “Liability”), in each case, of a type required to be reflected or reserved for on a balance sheet prepared in accordance with GAAP, except for: (a) Liabilities disclosed, reflected or reserved against in the Company Unaudited Interim Balance Sheet, (b) Liabilities that have been incurred by the Company since the date of the Company Unaudited Interim Balance Sheet in the Ordinary Course of Business (none of which relates to any breach of contract, breach of warranty, tort, infringement, or violation of Law), (c) Liabilities for performance of obligations of the Company under Company Contracts, (d) Liabilities incurred in connection with the Contemplated Transactions and the Securities Purchase Agreement, (e) Liabilities which would not individually or in the aggregate, reasonably be expected to be material to the Company and (f) Liabilities listed in Section 3.9 of the Company Disclosure Schedule.

3.10           Title to Assets. Except where a failure would not result in a Company Material Adverse Effect, the Company owns, and has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all tangible properties or tangible assets and equipment used or held for use in its business or operations or purported to be owned by it that are material to the Company or its business, including: (a) all tangible assets reflected on the Company Unaudited Interim Balance Sheet and (b) all other tangible assets reflected in the books and records of the Company as being owned by the Company. All of such assets are owned or, in the case of leased assets, leased by the Company free and clear of any Encumbrances, other than Permitted Encumbrances.

3.11           Real Property; Leasehold. The Company does not own or has ever owned any real property. The Company has made available to PubCo (a) an accurate and complete list of all real properties with respect to which the Company directly or indirectly holds a valid leasehold interest as well as any other real estate that is in the possession of or leased by the Company and (b) copies of all leases under which any such real property is possessed (the “Company Real Estate Leases”), each of which is in full force and effect, with no existing material default thereunder.

3.12           Intellectual Property.

(a)                Section 3.12(a) of the Company Disclosure Schedule is an accurate, true and complete listing of all Company Registered IP, in each case including, to the extent applicable, the date of filing, issuance or registration, the filing, issuance or registration number and the name of the body where the filing, issuance or registration was made.

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(b)                Section 3.12(b) of the Company Disclosure Schedule accurately identifies (i) all material Company Contracts pursuant to which Company IP Rights are licensed to the Company (other than (A) any non-customized software that (1) is so licensed solely in executable or object code form pursuant to a non-exclusive software license and other Intellectual Property associated with such software and (2) is not incorporated into, or material to the development, manufacturing, or distribution of, any of the Company’s products or services, (B) any Intellectual Property licensed on a non-exclusive basis ancillary to the purchase or use by or on behalf of the Company of equipment, reagents or other materials, (C) agreements between Company and its employees of the kind described in Section 3.12(e)(ii) in the Company’s standard form thereof, and (D) materials transfer agreement, clinical trial agreements, or services agreement), (ii) the corresponding Company Contract pursuant to which such Company IP Rights are licensed to the Company and (iii) whether the license or licenses granted to the Company are exclusive or non-exclusive.

(c)                Section 3.12(c) of the Company Disclosure Schedule accurately identifies each Company Contract pursuant to which any Person has been granted any license or covenant not to sue under, or otherwise has received or acquired any right (whether or not currently exercisable) or interest (including any joint ownership) in, any Company IP Rights (other than (i) any confidential information provided under confidentiality agreements, (ii) any materials transfer agreements, and (iii) any Company IP Rights non-exclusively licensed to suppliers or service providers for the purpose of enabling such supplier or service providers to provide services for the Company’s benefit).

(d)                The Company is not bound by, and no Company IP Rights are subject to, any Contract containing any covenant or other provision that in any way limits or restricts the ability of the Company to use, exploit, assert, or enforce any Company IP Rights anywhere in the world, in each case, in a manner that would materially limit the business of the Company as currently conducted or planned to be conducted.

(e)                The Company exclusively owns all right, title, and interest in and to Company IP Rights, other than (i) Company IP Rights exclusively and non-exclusively licensed to the Company, (ii) co-owned rights as identified in Section 3.12(c) of the Company Disclosure Schedule, or (iii) any non-customized software that (A) is licensed to the Company solely in executable or object code form pursuant to a non-exclusive software license and other Intellectual Property associated with such software and (B) is not incorporated into, or material to the development, manufacturing, or distribution of, any of the Company’s products or services, in each case, free and clear of any Encumbrances (other than Permitted Encumbrances). Without limiting the generality of the foregoing:

(i)                 All documents and instruments necessary to register or apply for or renew registration of Company Registered IP have been validly executed, delivered, and filed in a timely manner with the appropriate Governmental Authority.

(ii)               Each Person who is or was an employee or contractor of the Company and who is or was involved in the creation or development of any Company IP Rights purported to be owned by the Company has signed a valid, enforceable agreement containing a present assignment of such Intellectual Property to the Company and confidentiality provisions protecting trade secrets and confidential information of the Company.

(iii)             To the Knowledge of the Company, no current or former stockholder, officer, director, or employee of the Company has any claim, right (whether or not currently exercisable), or interest to or in any Company IP Rights purported to be owned by the Company. To the Knowledge of the Company, no employee of the Company is (a) bound by or otherwise subject to any Contract restricting him or her from performing his or her duties for the Company or (b) in breach of any Contract with any former employer or other Person concerning Company IP Rights purported to be owned by the Company or confidentiality provisions protecting trade secrets and confidential information comprising Company IP Rights purported to be owned by the Company.

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(iv)              To the Knowledge of the Company, no funding, facilities, or personnel of any Governmental Authority were used, directly or indirectly, to develop or create, in whole or in part, any Company IP Rights in which the Company has an ownership interest, except for any such funding or use of facilities or personnel that does not result in such Governmental Authority obtaining ownership or other rights to such Company IP Rights or the right to receive royalties for the practice of such Company IP Rights.

(v)                The Company has taken reasonable steps to maintain the confidentiality of and otherwise protect and enforce its rights in all proprietary information that the Company holds, or purports to hold, as confidential or a trade secret.

(vi)              The Company has not assigned or otherwise transferred ownership of, or agreed to assign or otherwise transfer ownership of, any Company IP Rights to any other Person.

(vii)            To the Knowledge of the Company, the Company IP Rights constitute all Intellectual Property necessary for the Company to conduct its business as currently conducted; provided, however, that the foregoing representation is not a representation with respect to non-infringement or misappropriation of Intellectual Property.

(f)                 The Company has delivered or made available to PubCo, a complete and accurate copy of all Company IP Rights Agreements required to be listed on Section 3.12(b) or Section 3.12(c) of the Company Disclosure Schedule. With respect to each of the Company IP Rights Agreements: (i) each such agreement is valid and binding on the Company, as applicable, and in full force and effect, subject to the Enforceability Exceptions, (ii) the Company has not received any written notice of termination or cancellation under such agreement, or received any written notice of breach or default under such agreement, which breach has not been cured or waived and (iii) neither Company nor to the Knowledge of the Company any other party to any such agreement, is in breach or default thereof in any material respect.

(g)                The manufacture, marketing, license, sale, offering for sale, importation, use or intended use or other disposal of any product or technology as currently licensed or sold or under development by the Company does not violate any license or agreement between the Company and any third party in any material respect, and, to the Knowledge of the Company, does not infringe or misappropriate any valid and issued Patent right of any other Person, other than any Intellectual Property licensed to the Company by any other Person, which infringement or misappropriation would reasonably be expected to have a Company Material Adverse Effect. To the Knowledge of the Company, no third party is infringing upon any Patents owned by Company within the Company IP Rights or misappropriating or otherwise violating any license or agreement between such third party and the Company relating to any Company IP Rights in any material respect.

(h)                As of the date of this Agreement, Company is not a party to any Legal Proceeding (including, but not limited to, opposition, interference or other proceeding in any patent or other government office) contesting the validity, enforceability, claim construction, ownership or right to use, sell, offer for sale, license or dispose of any Company IP Rights. The Company has not received any written notice asserting that any Company IP Rights or the proposed use, sale, offer for sale, license or disposition of products, methods, or processes claimed or covered thereunder conflicts with or infringes or misappropriates the rights of any other Person or that the Company have otherwise infringed, misappropriated or otherwise violated any Intellectual Property of any Person. None of the Company IP Rights purported to be owned by the Company is subject to any outstanding order of, judgment of, decree of or agreement with any Governmental Authority that limits the ability of the Company to exploit any Company IP Rights purported to be owned by the Company.

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(i)                 Each item of Company IP Rights that is Company Registered IP purported to be owned by the Company is and at all times has been filed and maintained in compliance with all applicable Law and all filings, payments, and other actions required to be made or taken to maintain such item of Company Registered IP in full force and effect have been made by the applicable deadline. To the Knowledge of the Company, all Company Registered IP purported to be owned by the Company that is issued or granted is valid and enforceable.

(j)                 To the Knowledge of the Company, no trademark (whether registered or unregistered) or trade name owned, used, or applied for by the Company conflicts or interferes with any trademark (whether registered or unregistered) or trade name owned, used, or applied for by any other Person. None of the goodwill associated with or inherent in any trademark (whether registered or unregistered) in which the Company has or purports to have an ownership interest has been impaired as determined by the Company in accordance with GAAP.

(k)                Except as set forth in Sections 3.12(b) or 3.12(c) of the Company Disclosure Schedule or as contained in license, distribution and service agreements entered into in the Ordinary Course of Business by the Company (i) the Company is not bound by any Contract to indemnify, defend, hold harmless, or reimburse any other Person with respect to any Intellectual Property infringement, misappropriation, or similar claim which is material to the Company and (ii) the Company has not assumed, nor agreed to discharge or otherwise take responsibility for, any existing or potential liability of another Person for infringement, misappropriation, or violation of any Intellectual Property right, which assumption, agreement or responsibility remains in force as of the date of this Agreement.

(l)                 The Company is not party to any Contract that, as a result of such execution, delivery and performance of this Agreement, will cause the grant of any license or other right to any Company IP Rights, result in breach of, default under or termination of such Contract with respect to any Company IP Rights, or impair the right of the Company or the Surviving Corporation to use, sell or license or enforce any Company IP Rights or portion thereof, except for the occurrence of any such grant or impairment that would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect.

3.13           Agreements, Contracts and Commitments.

(a)                Section 3.13(a) of the Company Disclosure Schedule lists the following Company Contracts in effect as of the date of this Agreement (each, a “Company Material Contract” and collectively, the “Company Material Contracts”):

(i)                 each Company Contract relating to the employment of, or the performance of employment-related services by, any current Company Associate that is not immediately terminable at-will by the Company without notice, severance, or other similar cost or liability;

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(ii)               each Company Contract the primary purpose of which is indemnification or guaranty, except as entered into in the Ordinary Course of Business;

(iii)             each Company Contract containing (A) any covenant limiting the freedom of the Company or the Surviving Corporation to engage in any line of business or compete with any Person, (B) any most-favored pricing arrangement, (C) any exclusivity provision or (D) any non-solicitation provision with respect to employees of other Persons, in each case, except for restrictions that would not materially affect the ability of Company to conduct its business;

(iv)              each Company Contract relating to capital expenditures and requiring payments after the date of this Agreement in excess of $100,000 pursuant to its express terms and not cancelable without penalty;

(v)                each Company Contract relating to the disposition or acquisition of material assets or any ownership interest in any Entity, in each case, involving payments in excess of $100,000;

(vi)              each Company Contract relating to any mortgages, indentures, loans, notes or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit or creating any material Encumbrances with respect to any assets of the Company or any loans or debt obligations with officers or directors of the Company, in each case, having an outstanding principal amount in excess of $100,000;

(vii)            each Company Contract requiring payment by or to the Company after the date of this Agreement in excess of $100,000 pursuant to its express terms relating to: (A) any distribution agreement (identifying any that contain exclusivity provisions), (B) any agreement involving provision of services or products with respect to any pre-clinical or clinical development activities of the Company, (C) any dealer, distributor, joint marketing, alliance, joint venture, cooperation, development or other agreement currently in force under which the Company has continuing obligations to develop or market any product, technology or service, or any agreement pursuant to which the Company has continuing obligations to develop any Intellectual Property that will not be owned, in whole or in part, by the Company or (D) any Company Contract to license any patent, trademark registration, service mark registration, trade name or copyright registration to or from any third party to manufacture or produce any product, service or technology of the Company or any Contract to sell, distribute or commercialize any products or service of the Company, in each case, except for Company Contracts entered into in the Ordinary Course of Business;

(viii)          each Company Contract with any Person, including any financial advisor, broker, finder, investment banker or other Person, providing advisory services to the Company in connection with the Contemplated Transactions;

(ix)              each Company Real Estate Lease;

(x)                each Company Contract to which the Company is a party or by which any of its assets and properties is currently bound, which involves annual obligations of payment by, or annual payments to, the Company in excess of $100,000; or

(xi)              any other Company Contract that is not terminable at will (with no penalty or payment) by the Company, as applicable, and (A) which involves payment or receipt by the Company after the date of this Agreement under any such agreement, contract or commitment of more than $100,000 in the aggregate, or obligations after the date of this Agreement in excess of $100,000 in the aggregate or (B) that is material to the business or operations of the Company.

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(b)                The Company has delivered or made available to PubCo accurate and complete copies of all Company Material Contracts, including all amendments thereto. There are no Company Material Contracts that are not in written form. The Company has not, nor to the Company’s Knowledge, as of the date of this Agreement has any other party to a Company Material Contract, breached, violated or defaulted under, or received notice that it breached, violated or defaulted under, any of the terms or conditions of any Company Material Contract in such manner as would permit any other party to cancel or terminate any such Company Material Contract, or would permit any other party to seek damages which would reasonably be expected to have a Company Material Adverse Effect. As to the Company, as of the date of this Agreement, each Company Material Contract is valid, binding, enforceable and in full force and effect, subject to the Enforceability Exceptions. As of the date of this Agreement, no Person is renegotiating with the Company to change any material amount paid or payable to the Company under any Company Material Contract or any other material term or provision of any Company Material Contract.

3.14           Compliance; Permits; Restrictions.

(a)                The Company is, and since January 1, 2018 has been, in material compliance with all applicable Laws. No investigation, claim, suit, proceeding, audit, Order, or other action by any Governmental Authority is pending or, to the Knowledge of the Company, threatened against the Company. There is no agreement or Order binding upon the Company which (i) has or would reasonably be expected to have the effect of prohibiting or materially impairing any business practice of the Company, any acquisition of material property by the Company or the conduct of business by the Company as currently conducted, (ii) is reasonably likely to have an adverse effect on the Company’s ability to comply with or perform any covenant or obligation under this Agreement or (iii) is reasonably likely to have the effect of preventing, delaying, making illegal or otherwise interfering with the Contemplated Transactions.

(b)                Except where a failure would not result in a Company Material Adverse Effect, the Company holds all required Governmental Authorizations which are material to the operation of the business of the Company as currently conducted (the “Company Permits”). Section 3.14(b) of the Company Disclosure Schedule identifies each Company Permit. The Company is in material compliance with the terms of the Company Permits. No Legal Proceeding is pending or, to the Knowledge of the Company, threatened, which seeks to revoke, substantially limit, suspend, or materially modify any Company Permit. The rights and benefits of each Company Permit will be available to the Surviving Corporation, as applicable, immediately after the Effective Time on terms substantially identical to those enjoyed by the Company as of the date of this Agreement and immediately prior to the Effective Time.

(c)                There are no Legal Proceedings pending or, to the Knowledge of the Company, threatened with respect to an alleged material violation by the Company of the Federal Food, Drug, and Cosmetic Act (“FDCA”), the Public Health Service Act (“PHSA”), Food and Drug Administration (“FDA”) regulations adopted thereunder, or any other similar Law promulgated by the FDA or other comparable Governmental Authority responsible for regulation of the development, testing, manufacturing, processing, storage, labeling, sale, marketing, advertising, distribution and importation or exportation of drug products (“Drug Regulatory Agency”).which is material to the conduct of the Company’s business.

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(d)                The Company holds all required Governmental Authorizations issuable by any Drug Regulatory Agency or Governmental Authority which is necessary for the conduct of the business of the Company as currently conducted, and the development, testing, manufacturing, processing, storage, labeling, sale, marketing, advertising, distribution and importation or exportation, as currently conducted, of any of its product candidates (the “Company Product Candidates”) (collectively, the “Company Regulatory Permits”) and no such Company Regulatory Permit has been (i) revoked, withdrawn, suspended, canceled or terminated or (ii) modified in any adverse manner, other than immaterial modifications. The Company has timely maintained and are in compliance in all material respects with the Company Regulatory Permits and have not received any written notice or other written communication from any Drug Regulatory Agency or Governmental Authority regarding (A) any material violation of or failure to comply materially with any term or requirement of any Company Regulatory Permit or (B) any revocation, withdrawal, suspension, cancellation, termination or material modification of any Company Regulatory Permit. The Company has made available to PubCo all information requested by PubCo in the Company’s possession or control relating to the Company Product Candidates and the development, testing, manufacturing, processing, storage, labeling, sale, marketing, advertising, distribution and importation or exportation of the Company Product Candidates, including but not limited to complete copies of the following (to the extent there are any): (x) adverse event reports; pre-clinical, clinical and other study reports and material study data; inspection reports, notices of adverse findings, untitled letters, warning letters, filings and letters and other written correspondence to and from any Drug Regulatory Agency; and meeting minutes with any Drug Regulatory Agency and (y) similar reports, material study data, notices, letters, filings, correspondence and meeting minutes with any other Governmental Authority. All such information is accurate and complete in all material respects.

(e)                All clinical, pre-clinical and other studies and tests conducted by or on behalf of, or sponsored by, the Company, or in which the Company or their respective product candidates, including the Company Product Candidates, have participated, were and, if still pending, are being conducted in all material respects in accordance with standard medical and scientific research procedures and in compliance in all material respects with the applicable regulations of the Drug Regulatory Agencies and other applicable Law, including 21 C.F.R. Parts 50, 54, 56, 58 and 312. The Company has not received any written notices, correspondence, or other communications from any Drug Regulatory Agency requiring, or to the Knowledge of the Company threatening to initiate, any action to place a clinical hold order on, or otherwise terminate, delay, or suspend any clinical studies conducted by or on behalf of, or sponsored by, the Company or in which the Company or its respective current product candidates, including the Company Product Candidates, have participated. Further, no clinical investigator, researcher, or clinical staff participating in any clinical study conducted by or, to the Knowledge of the Company, on behalf of the Company has been disqualified from participating in studies involving the Company Product Candidates, and to the Knowledge of the Company, no such administrative action to disqualify such clinical investigators, researchers or clinical staff has been threatened or is pending.

(f)                 Neither the Company nor, to the Knowledge of the Company, any contract manufacturer with respect to any Company Product Candidate, is the subject of any pending or, to the Knowledge of the Company, threatened investigation in respect of its business or products by the FDA pursuant to its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto. To the Knowledge of the Company, neither the Company nor any contract manufacturer with respect to any Company Product Candidate has committed any acts, made any statement, or failed to make any statement, in each case in respect of its business or products that would violate the FDA’s “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy, and any amendments thereto. Neither of the Company, and to the Knowledge of the Company, any contract manufacturer with respect to any Company Product Candidate, or any of their respective officers, employees or agents has been convicted of any crime or engaged in any conduct that could result in a debarment or exclusion under (i) 21 U.S.C. Section 335a or (ii) any similar applicable Law. To the Knowledge of the Company, no debarment or exclusionary claims, actions, proceedings or investigations in respect of their business or products are pending or threatened against the Company, and to the Knowledge of the Company, any contract manufacturer with respect to any Company Product Candidate, or any of their respective officers, employees or agents.

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(g)                All manufacturing operations conducted by, or to the Knowledge of the Company, for the benefit of, the Company in connection with any Company Product Candidate, since January 1, 2018, have been and are being conducted in compliance in all material respects with applicable Laws, including the FDA’s standards for current good manufacturing practices, including applicable requirements contained in 21 C.F.R. Parts 210, 211, 600-680, and 1271, and the respective counterparts thereof promulgated by Governmental Authorities in countries outside the United States.

(h)                No manufacturing site owned by the Company, and to the Knowledge of the Company, no manufacturing site of a contract manufacturer, with respect to any Company Product Candidate, (i) is subject to a Drug Regulatory Agency or Governmental Authority shutdown or import or export prohibition or (ii) has received any Form FDA 483, notice of violation, warning letter, untitled letter, or similar correspondence or notice from the FDA or other Governmental Authority alleging or asserting noncompliance with any applicable Law, in each case, that have not been complied with or closed to the satisfaction of the relevant Governmental Authority, and, to the Knowledge of the Company, neither the FDA nor any other Governmental Authority is considering such action.

3.15           Legal Proceedings; Orders.

(a)                As of the date of this Agreement, there is no material pending Legal Proceeding and, to the Knowledge of the Company, no Person has threatened in writing to commence any Legal Proceeding: (i) that involves the Company or any of the material assets owned or used by the Company or (ii) that challenges, or that may reasonably be expected to have the effect of preventing, delaying, making illegal or otherwise interfering with, the Contemplated Transactions.

(b)                There is no Order to which the Company, or any of the material assets owned or used by the Company, is subject.

3.16           Tax Matters.

(a)                The Company has timely filed all federal income Tax Returns and other material Tax Returns that it was required to file under applicable Law. All such Tax Returns were correct and complete in all material respects and have been prepared in material compliance with all applicable Law. Subject to exceptions as would not be material, no claim has ever been made by a Governmental Authority in a jurisdiction where the Company does not file Tax Returns that the Company is subject to taxation by that jurisdiction.

(b)                All material Taxes due and owing by the Company (whether or not shown on any Tax Return) have been paid. The unpaid Taxes of the Company did not, as of the date of the Company Unaudited Interim Balance Sheet, materially exceed the reserve for Tax liability (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax items) set forth on the face of the Company Unaudited Interim Balance Sheet. Since the date of the Company Unaudited Interim Balance Sheet, the Company has not incurred any material Liability for Taxes outside the Ordinary Course of Business or otherwise inconsistent with past custom and practice.

(c)                The Company has withheld and paid all material Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party.

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(d)                There are no Encumbrances for material Taxes (other than Taxes not yet due and delinquent) upon any of the assets of the Company.

(e)                No deficiencies for material Taxes with respect to the Company have been claimed, proposed or assessed by any Governmental Authority in writing. There are no pending (or, based on written notice, threatened) material audits, assessments or other actions for or relating to any liability in respect of Taxes of the Company. Neither the Company (nor any of its predecessors) has waived any statute of limitations in respect of material Taxes or agreed to any extension of time with respect to a material Tax assessment or deficiency.

(f)                 The Company has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(g)                The Company is not a party to any material Tax allocation, Tax sharing or similar agreement (including indemnity arrangements), other than customary indemnification provisions in commercial contracts entered into in the Ordinary Course of Business with vendors, customers, lenders or landlords.

(h)                The Company has never been a member of an affiliated group filing a consolidated U.S. federal income Tax Return (other than a group the common parent of which is the Company). The Company does not have any material Liability for the Taxes of any Person (other than the Company) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign law) or as a transferee or successor.

(i)                 The Company has not distributed stock of another Person, nor has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code or Section 361 of the Code.

(j)                 The Company has not entered into any transaction identified as a “listed transaction” for purposes of Treasury Regulations Sections 1.6011-4(b)(2) or 301.6111-2(b)(2).

(k)                The Company is a corporation for U.S. federal income Tax purposes under Section 7701 of the Code.

(l)                 The Company does not have knowledge of any facts and has not taken or agreed to take any action that would reasonably be expected to prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

3.17           Employee and Labor Matters; Benefit Plans.

(a)                Except as set forth in Section 3.17(a) of the Company Disclosure Schedule, the employment of each of the Company’s employees is terminable by the Company at will. The Company has made available to PubCo accurate and complete copies of all employee manuals and handbooks, disclosure materials, policy statements and other materials relating to the employment of Company Associates to the extent currently effective and material.

(b)                Except as set forth in Section 3.17(b) of the Company Disclosure Schedule, as of the date of this Agreement, no officer or Key Employee of the Company has expressed any written or oral intention to terminate his, her or its employment or service arrangement with the Company.

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(c)                The Company is not a party to, is not bound by and does not have a duty to bargain under, any collective bargaining agreement or other Contract with a labor organization representing any of its employees, and there are no labor organizations representing or, to the Knowledge of the Company, purporting to represent or seeking to represent any employees of the Company. During the past three (3) years, there has not been, nor has there been any threat of, any strike, slowdown, work stoppage, lockout, job action, union, organizing activity, question concerning representation or any similar activity or dispute, affecting the Company. No event has occurred within the past six (6) months, and no condition or circumstance exists, that might directly or indirectly be likely to give rise to or provide a basis for the commencement of any such strike, slowdown, work stoppage, lockout, job action, union organizing activity, question concerning representation or any similar activity or dispute. The Company is not, nor has the Company been, engaged in any Unfair Labor Practice within the meaning of the National Labor Relations Act.

(d)                Section 3.17(d) of the Company Disclosure Schedule sets forth a true, complete and correct list of every material Company Employee Plan. True, complete and correct copies of the following documents, with respect to each Company Employee Plan, where applicable, have previously been made available to PubCo: (i) all documents embodying or governing such Company Employee Plan (or for unwritten Company Employee Plans a written description of the material terms of such Company Employee Plan) and any funding medium for the Company Employee Plan; (ii) the most recent IRS determination or opinion letter; (iii) the most recently filed Form 5500; (iv) the most recent actuarial valuation report; (v) the most recent summary plan description (or other descriptions provided to employees) and all modifications thereto; (vi) the last three years of non-discrimination testing results; and (vii) all non-routine correspondence to and from any governmental agency.

(e)                Each Company Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination or approval letter from the IRS with respect to such qualification, or may rely on an opinion letter issued by the IRS with respect to a prototype plan adopted in accordance with the requirements for such reliance, or has time remaining for application to the IRS for a determination of the qualified status of such Company Employee Plan for any period for which such Company Employee Plan would not otherwise be covered by an IRS determination and, to the Knowledge of the Company, no event or omission has occurred that would cause any Company Employee Plan to lose such qualification or require corrective action to the IRS or Employee Plan Compliance Resolution System to maintain such qualification.

(f)                 Each Company Employee Plan has been established, operated and administered in all material respects in accordance with its terms and all applicable Law, including, the Code, ERISA, and the Affordable Care Act. No Company Employee Plan is, or within the past six years has been, the subject of an application or filing under a government sponsored amnesty, voluntary compliance, or similar program, or been the subject of any self-correction under any such program. No Legal Proceeding (other than those relating to routine claims for benefits) is pending or, to the Knowledge of the Company, threatened with respect to any Company Employee Plan and, to the Knowledge of the Company, there is no reasonable basis for any such Legal Proceeding. All payments and/or contributions required to have been made with respect to all Company Employee Plans either have been made or have been accrued in accordance with the terms of the applicable Company Employee Plan and applicable Law. The Company Employee Plans satisfy in all material respects the minimum coverage, affordability and non-discrimination requirements under the Code.

(g)                Neither the Company nor any of its ERISA Affiliates provides or has any obligation to provide health care or any other non-pension benefits to any employees after their employment is terminated (other than as required by COBRA or similar state Law) and the Company has never promised to provide such post-termination benefits.

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(h)                Each Company Employee Plan may be amended, terminated, or otherwise modified (including cessation of participation) by the Company to the greatest extent permitted by applicable Law, including the elimination of any and all future benefit accruals thereunder (other than ordinary administration expenses or with respect to benefits, other than bonuses, commissions or amounts under other compensation plans, that were previously earned, vested or accrued under Company Employee Plans prior to the Effective Time) and no employee communication or provision of any Company Employee Plan has failed to effectively reserve the right of the Company or any of its ERISA Affiliates to so amend, terminate or otherwise modify such Company Employee Plan. Neither the Company nor any of its ERISA Affiliates has announced its intention to modify or terminate any Company Employee Plan or adopt any arrangement or program which, once established, would come within the definition of a Company Employee Plan. Each asset held under each Company Employee Plan may be liquidated or terminated without the imposition of any redemption fee, surrender charge or comparable liability.

(i)                 No Company Employee Plan provides for medical or any other welfare benefits to any service provider beyond termination of service or retirement, other than pursuant to (1) COBRA or an analogous state law requirement or (2) continuation coverage through the end of the month in which such termination or retirement occurs. The Company does not sponsor or maintain any self-funded medical or long-term disability employee benefit plan.

(j)                 No Company Employee Plan is subject to any Law of a foreign jurisdiction outside of the United States.

(k)                The per share exercise price of each Company Option is no less than the fair market value of a share of Company Common Stock on the date of grant of such Company Option, determined in a manner consistent with Section 409A of the Code. Each Company Employee Plan that constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code has been operated and maintained in all material respects in operational and documentary compliance with Section 409A of the Code and applicable guidance thereunder. No payment to be made under any Company Employee Plan is, or to the Knowledge of the Company, will be, subject to the penalties of Section 409A(a)(1) of the Code. Any transfer of property which was subject to a substantial risk of forfeiture and which would otherwise have been subject to taxation under Section 83(a) of the Code is covered by a valid and timely filed election under Section 83(b) of the Code, and a copy of such election has been provided to PubCo.

(l)                 The Company is, and since January 1, 2018 has been, in material compliance with all applicable federal, state and local laws, rules and regulations respecting employment, employment practices, terms and conditions of employment, worker classification, tax withholding, prohibited discrimination, equal employment, fair employment practices, meal and rest periods, immigration status, employee safety and health, wages (including overtime wages), compensation, and hours of work, and in each case, with respect to the employees of the Company: (i) has withheld and reported all material amounts required by law or by agreement to be withheld and reported with respect to wages, salaries and other payments to employees, (ii) is not liable for any arrears of wages, severance pay or any Taxes or any penalty for failure to comply with any of the foregoing and (iii) is not liable for any material payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the Ordinary Course of Business). There are no, and since January 1, 2018 there have not been any, actions, suits, claims or administrative matters pending or, to the Knowledge of the Company, threatened against the Company relating to any employee, employment agreement or Company Employee Plan (other than routine claims for benefits). To the Knowledge of the Company, there are no pending or threatened claims or actions against the Company, any Company trustee under any workers’ compensation policy or long-term disability policy. The Company is not a party to a conciliation agreement, consent decree or other agreement or Order with any federal, state, or local agency or Governmental Authority with respect to employment practices.

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(m)              Since January 1, 2018, the Company has no material liability with respect to any misclassification: (i) any Person as an independent contractor rather than as an employee, (ii) any employee leased from another employer or (iii) any employee currently or formerly classified as exempt from overtime wages. The Company has not taken any action which would constitute a “plant closing” or “mass layoff” within the meaning of the WARN Act or similar state or local law, issued any notification of a plant closing or mass layoff required by the WARN Act or similar state or local law, or incurred any liability or obligation under WARN or any similar state or local law that remains unsatisfied.

(n)                There is no, and since January 1, 2018 there has not been any, Legal Proceeding, claim, labor dispute or grievance pending or, to the Knowledge of the Company, threatened relating to any employment contract, privacy right, labor dispute, wages and hours, leave of absence, plant closing notification, workers’ compensation policy, long-term disability policy, harassment, retaliation, immigration, employment statute or regulation, safety or discrimination matter involving any Company Associate, including charges of Unfair Labor Practices or discrimination complaints.

(o)                No Company Employee Plan provides for any Tax “gross-up” or similar “make-whole” payments.

(p)                Neither the execution and delivery of this Agreement, the shareholder approval of this Agreement, nor the consummation of the transactions contemplated hereby could (either alone or in conjunction with any other event) (i) result in, or cause the accelerated vesting payment, funding or delivery of, or increase the amount or value of, any payment or benefit to any employee, officer, director or other service provider of the Company (ii) further restrict any rights of the Company to amend or terminate any Company Employee Plan; (iii) result in any “parachute payment” as defined in Section 280G(b)(2) of the Code (whether or not such payment is considered to be reasonable compensation for services rendered).

(q)                The representations and warranties set forth in this Section 3.17, shall constitute the only representations and warranties of the Company with respect to employment and labor matters.

3.18           Environmental Matters. Since January 1, 2018, the Company has complied with all applicable Environmental Laws, which compliance includes the possession by the Company of all permits and other Governmental Authorizations required under applicable Environmental Laws and compliance with the terms and conditions thereof, except for any failure to be in compliance that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. The Company has not received since January 1, 2018, any written notice or other communication (in writing or otherwise), whether from a Governmental Authority or other Person, that alleges that the Company is not in compliance with any Environmental Law and, to the Knowledge of the Company, there are no circumstances that may prevent or interfere with the Company’s compliance in any material respects with any Environmental Law in the future, except where such failure to comply would not reasonably be expected to have a Company Material Adverse Effect. To the Knowledge of the Company, neither the Company: (i) nor any current or prior owner of any property leased or controlled by the Company has received since January 1, 2018, any written notice or other communication relating to property leased at any time by the Company, whether from a Governmental Authority or other Person, that alleges that such current or prior owner or the Company is not in compliance with or violated any Environmental Law relating to such property. The Company has no material liability under any Environmental Law.

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3.19           Insurance. The Company has delivered to PubCo accurate and complete copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets, liabilities and operations of the Company. Each of such insurance policies is in full force and effect and the Company are in compliance in all material respects with the terms thereof. Other than customary end of policy notifications from insurance carriers, since January 1, 2018 through the date of this Agreement, the Company has not received any notice or other communication regarding any actual or possible: (i) cancellation or invalidation of any insurance policy or (ii) refusal or denial of any coverage, reservation of rights or rejection of any material claim under any insurance policy. The Company has provided timely written notice to the appropriate insurance carrier(s) of each Legal Proceeding pending against the Company for which the Company has insurance coverage, and no such carrier has issued a denial of coverage or a reservation of rights with respect to any such Legal Proceeding, or informed the Company of its intent to do so.

3.20           No Financial Advisors. Other than EVP, no broker, finder or investment banker is entitled to any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the Contemplated Transactions based upon arrangements made by or on behalf of the Company.

3.21           Transactions with Affiliates. Since January 1, 2017, there has been no material transactions or relationships between, on the one hand, the Company and, on the other hand, any (a) executive officer or director of the Company or, to the Knowledge of the Company, any of such executive officer’s or director’s immediate family members, (b) owner of more than five percent (5%) of the voting power of the outstanding Company Capital Stock or (c) to the Knowledge of the Company, any “related person” (within the meaning of Item 404 of Regulation S-K under the Securities Act) of any such officer, director or owner (other than the Company) in the case of each of (a), (b) or (c) that is of the type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act.

3.22           Anti-Bribery. None of the Company or any of its directors, officers, employees or, to the Company’s Knowledge, agents or any other Person acting on its behalf has directly or indirectly made any bribes, rebates, payoffs, influence payments, kickbacks, illegal payments, illegal political contributions, or other payments, in the form of cash, gifts, or otherwise, or taken any other action, in violation of the Foreign Corrupt Practices Act of 1977, or any other anti-bribery or anti-corruption Law (collectively, the “Anti-Bribery Laws”). The Company has not been the subject of any investigation or inquiry by any Governmental Authority with respect to potential violations of Anti-Bribery Laws.

3.23           No Other Representations or Warranties. The Company hereby acknowledges and agrees that, except for the representations and warranties contained in this Agreement, neither PubCo nor any other person on behalf of PubCo makes any express or implied representation or warranty with respect to PubCo or with respect to any other information provided to the Company or stockholders or any of their respective Affiliates in connection with the Contemplated Transactions, and (subject to the express representations and warranties of PubCo set forth in Section 4 (in each case as qualified and limited by the PubCo Disclosure Schedule)) none of the Company or any of their respective Representatives or stockholders, has relied on any such information (including the accuracy or completeness thereof).

Section 4. Representations and Warranties of PubCo and Merger Sub.

Except (i) as set forth in the written disclosure schedule delivered by PubCo to the Company (the “PubCo Disclosure Schedule”) or (ii) as disclosed in the PubCo SEC Documents filed with the SEC prior to the date hereof and publicly available on the SEC’s Electronic Data Gathering Analysis and Retrieval system (but (A) without giving effect to any amendment thereof filed with, or furnished to the SEC on or after the date hereof and (B) excluding any disclosures contained under the heading “Risk Factors” and any disclosure of risks included in any “forward-looking statements” disclaimer or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature), it being understood that any matter disclosed in the PubCo SEC Documents (x) shall not be deemed disclosed for purposes of Section 4.1, Section 4.2, Section 4.3, Section 4.4, Section 4.5 or Section 4.6 and (y) shall be deemed to be disclosed in a section of the PubCo Disclosure Schedule only to the extent that it is readily apparent from a reading of such PubCo SEC Document that it is applicable to such section of the PubCo Disclosure Schedule, PubCo and Merger Sub represent and warrant to the Company as follows:

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4.1               Due Organization; Subsidiaries.

(a)                Each of PubCo and its Subsidiaries (including Merger Sub) is a corporation duly incorporated, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization and has all necessary corporate power and authority: (i) to conduct its business in the manner in which its business is currently being conducted, (ii) to own or lease and use its property and assets in the manner in which its property and assets are currently owned or leased and used and (iii) to perform its obligations under all Contracts by which it is bound, in each case, except where the failure to have such power or authority would not reasonably be expected to prevent or materially delay the ability of the PubCo or its Subsidiaries to consummate the Contemplated Transactions or have a PubCo Material Adverse Effect. Since the date of its incorporation, Merger Sub has not engaged in any activities or conducted any operations of any kind, entered into any agreement or arrangement with any Person, or incurred, directly or indirectly, any liabilities, in each case other than in connection with or as contemplated by this Agreement. All of the Subsidiaries of PubCo are wholly owned by PubCo.

(b)                Each of PubCo and its Subsidiaries is duly licensed and qualified to do business, and is in good standing (to the extent applicable in such jurisdiction), under the Laws of all jurisdictions where the nature of its business in the manner in which its business is currently being conducted requires such licensing or qualification other than in jurisdictions where the failure to be so qualified individually or in the aggregate would not be reasonably expected to have a PubCo Material Adverse Effect.

(c)                Except as set forth on Section 4.1(c) of the PubCo Disclosure Schedule, PubCo has no Subsidiaries other than Merger Sub and PubCo does not own any capital stock of, or any equity ownership or profit sharing interest of any nature in, or control directly or indirectly, any other Entity other than Merger Sub. PubCo is not and has not otherwise been, directly or indirectly, a party to, member of or participant in any partnership, joint venture or similar business entity. PubCo has not agreed and is not obligated to make, nor is PubCo bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity. PubCo has not, at any time, been a general partner of, and has not otherwise been liable for any of the debts or other obligations of, any general partnership, limited partnership or other Entity.

4.2               Organizational Documents. PubCo has delivered to the Company accurate and complete copies of PubCo’s Organizational Documents in effect as of the date of this Agreement. PubCo is not in breach or violation of its Organizational Documents in any material respect.

4.3               Authority; Binding Nature of Agreement. Each of PubCo and Merger Sub has all necessary corporate power and authority to enter into this Agreement and, subject to receipt of the Required PubCo Stockholder Vote, to perform its obligations under the Agreement and to consummate the Contemplated Transactions. The PubCo Board (at meetings duly called and held) has: (a) determined that the Contemplated Transactions are fair to, advisable and in the best interests of PubCo and its stockholders, (b) approved and declared advisable this Agreement and the Contemplated Transactions, including the issuance of shares of PubCo Common Stock to the stockholders of the Company pursuant to the terms of this Agreement and (c) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of PubCo vote to approve this Agreement and thereby approve the Contemplated Transactions, including the issuance of shares of PubCo Common Stock to the stockholders of the Company pursuant to the terms of this Agreement. The Merger Sub Board (by unanimous written consent) has: (x) determined that the Contemplated Transactions are fair to, advisable, and in the best interests of Merger Sub and its sole stockholder, (y) approved and declared advisable this Agreement and the Contemplated Transactions and (z) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the sole stockholder of Merger Sub vote to adopt this Agreement and thereby approve the Contemplated Transactions. This Agreement has been duly executed and delivered by PubCo and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes the legal, valid and binding obligation of PubCo and Merger Sub, enforceable against each of PubCo and Merger Sub in accordance with its terms, subject to the Enforceability Exceptions.

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4.4               Vote Required. The affirmative vote of a majority of (a) the votes present and entitled to vote at the PubCo Stockholder Meeting is the only vote of the holders of PubCo Common Stock necessary to approve the proposals in Section 6.3(a)(i), Section 6.3(a)(iii) and Section 6.3(a)(iv) and (b) the shares of PubCo Common Stock entitled to vote thereon is the only vote of the holders of any class or series of PubCo Capital Stock necessary to approve the proposals in Section 6.3(a)(ii), and Section 6.3(a)(v) (collectively, the “Required PubCo Stockholder Vote”).

4.5               Non-Contravention; Consents.

(a)                Subject to obtaining the Required PubCo Stockholder Vote and the filing of the Certificate of Merger required by the DGCL, and except as set forth on Section 4.5 of the PubCo Disclosure Schedule, neither (x) the execution, delivery or performance of this Agreement by PubCo or Merger Sub, nor (y) the consummation of the Contemplated Transactions, will directly or indirectly (with or without notice or lapse of time), except where such actions, occurrences or events could not reasonably be expected to result in a PubCo Material Adverse Effect:

(i)                 contravene, conflict with or result in a violation of any of the provisions of the Organizational Documents of PubCo, its Subsidiaries or the Merger Sub;

(ii)               contravene, conflict with or result in a material violation of, or give any Governmental Authority or, to the Knowledge of PubCo, any other Person the right to challenge the Contemplated Transactions or to exercise any material remedy or obtain any material relief under, any Law or any Order to which PubCo or its Subsidiaries or any of the assets owned or used by PubCo or its Subsidiaries, is subject, except as would not reasonably be expected to be material to PubCo or its business;

(iii)             contravene, conflict with or result in a material violation of any of the terms or requirements of, or give any Governmental Authority the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by PubCo or its Subsidiaries or that otherwise relates to the business of PubCo, or any of the assets owned, leased or used by PubCo;

(iv)              contravene, conflict with or result in a material violation or breach of, or result in a default under, any provision of any PubCo Material Contract, or give any Person the right to: (A) declare a default or exercise any remedy under any PubCo Material Contract, (B) any material payment, rebate, chargeback, penalty or change in delivery schedule under any such PubCo Material Contract, (C) accelerate the maturity or performance of any PubCo Material Contract or (D) cancel, terminate or modify any term of any PubCo Material Contract, except in the case of any non-material breach, default, penalty or modification; or

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(v)                result in the imposition or creation of any Encumbrance upon or with respect to any material asset owned or used by PubCo or its Subsidiaries (except for Permitted Encumbrances).

(b)                Except for (i) any Consent as set forth on Section 4.5 of the PubCo Disclosure Schedule under any PubCo Contract, (ii) the Required PubCo Stockholder Vote, (iii) the filing of the Certificate of Merger required by the DGCL, and (iv) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities laws, neither PubCo nor any of its Subsidiaries was, is or will be required to make any filing with or give any notice to, or to obtain any Consent from, any Governmental Authority in connection with (x) the execution, delivery or performance of this Agreement or (y) the consummation of the Contemplated Transactions.

(c)                The PubCo Board and the Merger Sub Board have taken and will take all actions necessary to ensure that the restrictions applicable to business combinations contained in Section 203 of the DGCL are, and will be, inapplicable to the execution, delivery and performance of this Agreement and to the consummation of the Contemplated Transactions. No other state takeover statute or similar Law applies or purports to apply to the Merger, this Agreement or any of the other Contemplated Transactions.

4.6               Capitalization.

(a)                The authorized capital stock of PubCo consists of (i) 300,000,000 shares of PubCo Common Stock, par value $0.01 per share, of which 17,295,703 shares have been issued and are outstanding as of December 15, 2020 (the “Capitalization Date”) and (ii) 7,000,000 shares of preferred stock, par value $0.01 per share, of which 200,000 are issued and outstanding as of the Capitalization Date. PubCo does not hold any shares of its capital stock in its treasury.

(b)                All of the outstanding shares of PubCo Common Stock have been duly authorized and validly issued, and are fully paid and nonassessable and are free of any Encumbrances. None of the outstanding shares of PubCo Common Stock is entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right. None of the outstanding shares of PubCo Common Stock is subject to any right of first refusal in favor of PubCo. Except as contemplated herein, there is no PubCo Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any shares of PubCo Common Stock. PubCo is not under any obligation, nor is PubCo bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of PubCo Common Stock or other securities. Section 4.6(b) of the PubCo Disclosure Schedule accurately and completely describes all repurchase rights held by PubCo with respect to shares of PubCo Common Stock (including shares issued pursuant to the exercise of stock options) and specifies which of those repurchase rights are currently exercisable.

(c)                Except for the PubCo 2020 Equity Incentive Plan (the “PubCo 2020 Plan”), the PubCo 2019 Equity Incentive Plan (the “PubCo 2019 Plan”), the PubCo Amended 2010 Equity Compensation Plan (the “PubCo 2010 Plan”), the PubCo 2007 Stock Plan (the “PubCo 2007 Plan”), the PubCo Amended and Restated 2005 Stock Plan (the “PubCo 2005 Plan”) and the PubCo Amended and Restated Inducement Award Stock Option Plan (the “PubCo Inducement Plan” and, together with the PubCo 2020 Plan, the PubCo 2019 Plan, the PubCo 2010 Plan, the PubCo 2007 Plan and the PubCo 2005 Plan, the “PubCo Stock Plans”), and except as set forth on Section 4.6(c) of the PubCo Disclosure Schedule, PubCo does not have any stock option plan or any other plan, program, agreement or arrangement providing for any equity-based compensation for any Person. As of the date of this Agreement, PubCo has reserved 2,230,566 shares of PubCo Common Stock for issuance under the PubCo Stock Plans, of which 20,840 shares have been issued and are currently outstanding, 1,829,826 shares have been reserved for issuance upon exercise or settlement of PubCo Options and PubCo RSU Awards, as applicable, granted under the PubCo Stock Plans, and 372,359 shares remain available for future issuance pursuant to the PubCo Stock Plans. Section 4.6(c) of the PubCo Disclosure Schedule sets forth the following information with respect to each PubCo Option and PubCo RSU Award outstanding as of the date of this Agreement, as applicable: (i) the name of the holder, (ii) the number of shares of PubCo Common Stock subject to such PubCo Option or PubCo RSU Award at the time of grant, (iii) the number of shares of PubCo Common Stock subject to such PubCo Option or PubCo RSU Award as of the date of this Agreement, (iv) the exercise price of such PubCo Option, (v) the date on which such PubCo Option or PubCo RSU Award was granted, (vi) the applicable vesting schedule, including any acceleration provisions and the number of vested and unvested shares as of the date of this Agreement, (vii) the date on which such PubCo Option expires and (viii) whether such PubCo Option is intended to be an “incentive stock option” (as defined in the Code) or a non-qualified stock option. PubCo has made available to the Company accurate and complete copies of equity incentive plans pursuant to which PubCo has granted equity-based awards, the forms of all award agreements evidencing such equity-based awards.

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(d)                Except for the outstanding PubCo Options, PubCo RSU Awards and PubCo Warrants or as set forth on Section 4.6(d) of the PubCo Disclosure Schedule, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other securities of PubCo, (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of PubCo, (iii) stockholder rights plan (or similar plan commonly referred to as a “poison pill”) or Contract under which PubCo is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities or (iv) condition or circumstance that may give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of capital stock or other securities of PubCo. There are no outstanding or authorized stock appreciation, phantom stock, profit participation or other similar rights with respect to PubCo.

(e)                All outstanding shares of PubCo Common Stock, PubCo Options, PubCo RSU Awards and other securities of PubCo have been issued and granted in material compliance with (i) all applicable securities laws and other applicable Law and (ii) all requirements set forth in applicable Contracts.

4.7               SEC Filings; Financial Statements.

(a)                PubCo has filed or furnished, as applicable, on a timely basis all forms, statements, certifications, reports and documents (including all exhibits, schedules and annexes thereto) required to be filed or furnished by it with the SEC under applicable Laws, including any amendments or supplements thereto (collectively, together with all documents filed on a voluntary basis on Form 8-K and together with all documents and information incorporated by reference therein, the “PubCo SEC Documents”). As of the time it was filed with the SEC (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), each of the PubCo SEC Documents complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act (as the case may be) and, as of the time they were filed, none of the PubCo SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The certifications and statements required by (i) Rule 13a-14 under the Exchange Act and (ii) 18 U.S.C. §1350 (Section 906 of the Sarbanes-Oxley Act) relating to the PubCo SEC Documents (collectively, the “Certifications”) are accurate and complete and comply as to form and content with all applicable Laws, and no current or former executive officer of PubCo has failed to make the Certifications required of him or her. PubCo has made available to the Company true and complete copies of all correspondence, other than transmittal correspondence, between the SEC, on the one hand, and PubCo, on the other, since January 1, 2018, including all SEC comment letters and responses to such comment letters and responses to such comment letters by or on behalf of PubCo. As used in this Section 4.7, the term “file” and variations thereof shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC.

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(b)                The financial statements (including any related notes) contained or incorporated by reference in the PubCo SEC Documents (including the audited financial statements conducted on PubCo by Dixon Hughes Goodman LLP as of December 31, 2019, and December 31, 2018): (i) complied as to form in all material respects with the Securities Act and Exchange Act, as applicable, and the published rules and regulations of the SEC applicable thereto, (ii) were prepared in accordance with GAAP (except as may be indicated in the notes to such financial statements or, in the case of unaudited financial statements, as permitted by Form 10-Q of the SEC, and except that the unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments that are not reasonably expected to be material in amount) applied on a consistent basis unless otherwise noted therein throughout the periods indicated and (iii) fairly present, in all material respects, the financial position of PubCo and its consolidated Subsidiary as of the respective dates thereof and the results of operations and cash flows of PubCo and its consolidated Subsidiary for the periods covered thereby. Other than as expressly disclosed in the PubCo SEC Documents filed prior to the date hereof, there has been no material change in PubCo’s accounting methods or principles that would be required to be disclosed in PubCo’s financial statements in accordance with GAAP. The books of account and other financial records of PubCo and its consolidated Subsidiary are true and complete in all material respects.

(c)                To the Knowledge of PubCo, PubCo’s independent registered accounting firm has at all times since the date PubCo became subject to the applicable provisions of the Sarbanes-Oxley Act been: (i) a registered public accounting firm (as defined in Section 2(a)(12) of the Sarbanes-Oxley Act), (ii) “independent” with respect to PubCo within the meaning of Regulation S-X under the Exchange Act and (iii) in compliance with subsections (g) through (l) of Section 10A of the Exchange Act and the rules and regulations promulgated by the SEC and the Public Company Accounting Oversight Board thereunder.

(d)                Since January 1, 2018, except as set forth on Section 4.7(d) of the PubCo Disclosure Schedule and made available to the Company, PubCo has not received any comment letter from the SEC or the staff thereof or any correspondence from Nasdaq or the staff thereof relating to the delisting or maintenance of listing of the PubCo Common Stock on Nasdaq that have not been resolved.

(e)                Since January 1, 2018, there have been no formal investigations regarding financial reporting or accounting policies and practices discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer, or general counsel of PubCo, the PubCo Board or any committee thereof, other than ordinary course audits or reviews of accounting policies and practices or internal controls required by the Sarbanes-Oxley Act.

(f)                 Except as set forth on Section 4.7(f) of the PubCo Disclosure Schedule, PubCo is, and since January 1, 2018 has been, in compliance in all material respects with the applicable current listing and governance rules and regulations of Nasdaq.

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(g)                PubCo maintains, and at all times since January 1, 2018, has maintained, a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that is sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including policies and procedures sufficient to provide reasonable assurance (i) that PubCo maintains records that in reasonable detail accurately and fairly reflect transactions and dispositions of assets of PubCo and its consolidated Subsidiary, (ii) that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, (iii) that receipts and expenditures are made only in accordance with authorizations of management and the PubCo Board and (iv) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of PubCo’s assets that could have a material effect on PubCo’s financial statements. PubCo has evaluated the effectiveness of PubCo’s internal control over financial reporting and, to the extent required by applicable Law, presented in any applicable PubCo SEC Document that is a report on Form 10-K or Form 10-Q (or any amendment thereto) its conclusions about the effectiveness of the internal control over financial reporting as of the end of the period covered by such report or amendment based on such evaluation. PubCo has disclosed to PubCo’s auditors and the audit committee of the PubCo Board (and made available to the Company a summary of the significant aspects of such disclosure) (A) all significant deficiencies and material weaknesses, if any, in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect PubCo’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in PubCo’s or its Subsidiaries’ internal control over financial reporting. PubCo has not identified, based on its most recent evaluation of internal control over financial reporting, any material weaknesses in the design or operation of PubCo’s internal control over financial reporting.

(h)                PubCo maintains “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) that are designed to ensure that all information (both financial and non-financial) required to be disclosed by PubCo in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. All such information is accumulated and communicated to PubCo’s principal executive officer and principal financial officer as appropriate to allow timely decisions regarding required disclosure and to make the Certifications and such disclosure controls and procedures are effective. PubCo has carried out evaluation of the effectiveness of its disclosure controls and procedures as required by Rule 13a-15 of the Exchange Act.

4.8               Absence of Changes. Except as set forth on Section 4.8 of the PubCo Disclosure Schedule, between the date of the PubCo Unaudited Interim Balance Sheet and the date of this Agreement, PubCo has conducted its business only in the Ordinary Course of Business (except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto) and there has not been any (a) PubCo Material Adverse Effect or (b) action, event or occurrence that would have required consent of the Company pursuant to Section 5.1(b) of this Agreement had such action, event or occurrence taken place after the execution and delivery of this Agreement.

4.9               Absence of Undisclosed Liabilities. Neither PubCo nor any of its Subsidiaries has any Liability of a type required to be reflected or reserved for on a balance sheet prepared in accordance with GAAP, except for: (a) Liabilities disclosed, reflected or reserved against in the PubCo Unaudited Interim Balance Sheet, (b) Liabilities that have been incurred by PubCo or its Subsidiaries since the date of the PubCo Unaudited Interim Balance Sheet in the Ordinary Course of Business (none of which relates to any breach of contract, breach of warranty, tort, infringement, or violation of Law), (c) Liabilities for performance of obligations of PubCo or any of its Subsidiaries under PubCo Contracts, and (d) Liabilities described in Section 4.9 of the PubCo Disclosure Schedule.

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4.10           Title to Assets. Except where a failure would not result in a PubCo Material Adverse Effect, PubCo and its Subsidiaries owns, and has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all tangible properties or assets and equipment used or held for use in its business or operations or purported to be owned by it, including: (a) all assets reflected on the PubCo Unaudited Interim Balance Sheet and (b) all other assets reflected in the books and records of PubCo as being owned by PubCo. All of such assets are owned or, in the case of leased assets, leased by PubCo or any of its Subsidiaries free and clear of any Encumbrances, other than Permitted Encumbrances.

4.11           Real Property; Leasehold. Neither PubCo nor any of its Subsidiaries owns or has ever owned any real property. PubCo has made available to the Company (a) an accurate and complete list of all real properties with respect to which PubCo directly or indirectly holds a valid leasehold interest as well as any other real estate that is in the possession of or leased by PubCo or any of its Subsidiaries and (b) copies of all leases under which any such real property is possessed (the “PubCo Real Estate Leases”), each of which is in full force and effect, with no existing material default thereunder.

4.12           Intellectual Property.

(a)                Section 4.12(a) of the PubCo Disclosure Schedule is an accurate, true and complete listing of all PubCo Registered IP, in each case including, to the extent applicable, the date of filing, issuance or registration, the filing, issuance or registration number and the name of the body where the filing, issuance or registration was made.

(b)                Section 4.12(b) of the PubCo Disclosure Schedule accurately identifies (i) all material PubCo Contracts pursuant to which PubCo IP Rights are licensed to PubCo (other than (A) any non-customized software that (1) is so licensed solely in executable or object code form pursuant to a non-exclusive software license and other Intellectual Property associated with such software and (2) is not incorporated into, or material to the development, manufacturing, or distribution of, any of PubCo products or services, (B) any Intellectual Property licensed on a non-exclusive basis ancillary to the purchase or use by or on behalf of PubCo of equipment, reagents or other materials, (C) agreements between PubCo and its employees of the kind described in Section 4.12(f)(ii) in PubCo’s standard form thereof, and (D) materials transfer agreement, clinical trial agreements, or services agreement), (ii) the corresponding PubCo Contract pursuant to which such PubCo IP Rights are licensed to PubCo and (iii) whether the license or licenses granted to PubCo are exclusive or non-exclusive.

(c)                Section 4.12(c) of the PubCo Disclosure Schedule accurately identifies each PubCo Contract pursuant to which any Person has been granted any license or covenant not to sue under, or otherwise has received or acquired any right (whether or not currently exercisable) or interest (including any joint ownership) in, any PubCo IP Rights (other than (i) any confidential information provided under confidentiality agreements, (ii) any materials transfer agreements, and (iii) any PubCo IP Rights non-exclusively licensed to suppliers or service providers for the purpose of enabling such supplier or service providers to provide services for PubCo’s benefit).

(d)                PubCo is not bound by, and no PubCo IP Rights are subject to, any Contract containing any covenant or other provision that in any way limits or restricts the ability of the PubCo to use, exploit, assert, or enforce any PubCo IP Rights anywhere in the world, in each case, in a manner that would materially limit the business of the PubCo as currently conducted or planned to be conducted.

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(e)                PubCo has delivered, or made available to the Company, a complete and accurate copy of all material PubCo IP Rights Agreements required to be listed on Section 4.12(b) or 4.12(c) of the PubCo Disclosure Schedule. With respect to each such PubCo IP Rights Agreements: (i) each such agreement is valid and binding on PubCo and in full force and effect, subject to the Enforceability Exceptions, (ii) PubCo has not received any written notice of termination or cancellation under such agreement, or received any written notice of breach or default under such agreement, which breach has not been cured or waived and (iii) PubCo, and, to the Knowledge of PubCo, no other party to any such agreement, is in breach or default thereof in any material respect.

(f)                 PubCo exclusively owns all right, title, and interest in and to PubCo IP Rights, other than (i) PubCo IP Rights exclusively and non-exclusively licensed to PubCo, (ii) co-owned rights as identified in Section 4.12(c) of the PubCo Disclosure Schedule, or (iii) any non-customized software that (A) is licensed to PubCo solely in executable or object code form pursuant to a non-exclusive software license and other Intellectual Property associated with such software and (B) is not incorporated into, or material to the development, manufacturing, or distribution of, any of PubCo’s products or service, in each case, free and clear of any Encumbrances (other than Permitted Encumbrances). Without limiting the generality of the foregoing:

(i)                 All documents and instruments necessary to register or apply for or renew registration of PubCo Registered IP have been validly executed, delivered, and filed in a timely manner with the appropriate Governmental Authority.

(ii)               Each Person who is or was an employee or contractor of PubCo and who is or was involved in the creation or development of any PubCo IP Rights purported to be owned by PubCo has signed a valid, enforceable agreement containing a present assignment of such Intellectual Property to PubCo and confidentiality provisions protecting trade secrets and confidential information of PubCo.

(iii)             To the Knowledge of PubCo, no current or former stockholder, officer, director, or employee of PubCo has any claim, right (whether or not currently exercisable), or interest to or in any PubCo IP Rights purported to be owned by PubCo. To the Knowledge of PubCo, no employee of PubCo is (a) bound by or otherwise subject to any Contract restricting him or her from performing his or her duties for PubCo or (b) in breach of any Contract with any former employer or other Person concerning PubCo IP Rights purported to be owned by PubCo or confidentiality provisions protecting trade secrets and confidential information comprising PubCo IP Rights purported to be owned by PubCo.

(iv)              To the Knowledge of PubCo, no funding, facilities, or personnel of any Governmental Authority were used, directly or indirectly, to develop or create, in whole or in part, any PubCo IP Rights in which PubCo has an ownership interest, except for any such funding or use of facilities or personnel that does not result in such Governmental Authority obtaining ownership or other rights to such PubCo IP Rights or the right to receive royalties for the practice of such PubCo IP Rights or that could result in a PubCo Material Adverse Effect.

(v)                PubCo has taken reasonable steps to maintain the confidentiality of and otherwise protect and enforce its rights in all proprietary information that PubCo holds, or purports to hold, as confidential or a trade secret.

(vi)              Except as pursuant to any Asset Disposition, PubCo has not assigned or otherwise transferred ownership of, or agreed to assign or otherwise transfer ownership of, any PubCo IP Rights to any other Person.

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(vii)            To the Knowledge of PubCo, the PubCo IP Rights constitute all Intellectual Property necessary for PubCo and its Subsidiaries to conduct its business as currently conducted; provided, however, that the foregoing representation is not a representation with respect to non-infringement or misappropriation of Intellectual Property.

(g)                Neither the manufacture, marketing, license, offering for sale, sale, importation, use or intended use or other disposal of any product or technology as currently licensed or sold or under development by PubCo violates any license or agreement between PubCo and any third party in any material respect, and, to the Knowledge of PubCo, infringes or misappropriates any valid and issued Patent right of any other Person, other than any Intellectual Property licensed to PubCo by any other Person, which infringement or misappropriation would reasonably be expected to have a PubCo Material Adverse Effect. To the Knowledge of PubCo, no third party is infringing upon any Patents owned by PubCo within the PubCo IP Rights, or otherwise violating any license or agreement between such third party and PubCo relating to any PubCo IP Rights in any material respect.

(h)                As of the date of this Agreement, PubCo is not a party to any Legal Proceeding (including, but not limited to, opposition, interference or other proceeding in any patent or other government office) contesting the validity, the enforceability, claim construction, ownership or right to use, sell, offer for sale, license or dispose of any PubCo IP Rights. PubCo has not received any written notice asserting that any PubCo Registered IP or the proposed use, sale, offer for sale, license or disposition of any products, methods, or processes claimed or covered thereunder conflicts with or infringes or misappropriates the rights of any other Person or that PubCo or any of its Subsidiaries have otherwise infringed, misappropriated or otherwise violated any Intellectual Property of any Person. None of the PubCo IP Rights purported to be owned by PubCo is subject to any outstanding order of, judgment of, decree of or agreement with any Governmental Authority that limits the ability of PubCo to exploit any PubCo IP Rights purported to be owned by PubCo.

(i)                 Each item of PubCo IP Rights purported to be owned by PubCo that is PubCo Registered IP is and at all times has been filed and maintained in compliance with all applicable Law and all filings, payments, and other actions required to be made or taken to maintain such item of PubCo Registered IP in full force and effect have been made by the applicable deadline. To the Knowledge of PubCo, all PubCo Registered IP purported to be owned by PubCo that is issued or granted is valid and enforceable.

(j)                 To the Knowledge of PubCo, no trademark (whether registered or unregistered) or trade name owned, used, or applied for by PubCo conflicts or interferes with any trademark (whether registered or unregistered) or trade name owned, used, or applied for by any other Person. None of the goodwill associated with or inherent in any trademark (whether registered or unregistered) in which PubCo has or purports to have an ownership interest has been impaired as determined by PubCo in accordance with GAAP.

(k)                Except as may be set forth in the Contracts listed on Section 4.12(b) or 4.12(c) of the PubCo Disclosure Schedule or as contained in license, distribution and service agreements entered into in the Ordinary Course of Business by PubCo (i) PubCo is not bound by any Contract to indemnify, defend, hold harmless, or reimburse any other Person with respect to any Intellectual Property infringement, misappropriation, or similar claim which is material to PubCo taken as a whole and (ii) PubCo has never assumed, or agreed to discharge or otherwise take responsibility for, any existing or potential liability of another Person for infringement, misappropriation, or violation of any Intellectual Property right, which assumption, agreement or responsibility remains in force as of the date of this Agreement.

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(l)                 PubCo is not party to any Contract that, as a result of such execution, delivery and performance of this Agreement, will cause the grant of any license or other right to any PubCo IP Rights, result in breach of, default under or termination of such Contract with respect to any PubCo IP Rights, or impair the right of PubCo and its Subsidiaries to use, sell or license or enforce any PubCo IP Rights or portion thereof, except for the occurrence of any such grant or impairment that would not, individually or in the aggregate, reasonably be expected to result in a PubCo Material Adverse Effect.

4.13           Agreements, Contracts and Commitments(a).

(a)                Section 4.13(a) of the PubCo Disclosure Schedule lists the following PubCo Contracts in effect as of the date of this Agreement (each, a “PubCo Material Contract” and collectively, the “PubCo Material Contracts”):

(i)                 each PubCo Contract relating to any material bonus, deferred compensation, severance, incentive compensation, pension, profit-sharing or retirement plans, or any other employee benefit plans or arrangements;

(ii)               each PubCo Contract requiring payments by PubCo after the date of this Agreement in excess of $100,000 pursuant to its express terms relating to the employment of, or the performance of employment-related services by, any current PubCo Associate that is not immediately terminable at-will by PubCo without notice, severance, or other similar cost or liability;

(iii)             each PubCo Contract relating to any agreement or plan, including any stock option plan, stock appreciation right plan, stock purchase plan, severance plan, policy or agreement, any of the payments or benefits of which will be increased, or the vesting of benefits or payments of which will be accelerated, by the occurrence of any of the Contemplated Transactions (either alone or in conjunction with any other event, such as termination of employment), or the value of any of the payments or benefits of which will be calculated on the basis of any of the Contemplated Transactions;

(iv)              each PubCo Contract relating to any agreement of indemnification or guaranty not entered into in the Ordinary Course of Business;

(v)                each PubCo Contract containing (A) any covenant limiting the freedom of PubCo, its Subsidiaries or the Surviving Corporation to engage in any line of business or compete with any Person, or limiting the development, manufacture or distribution of PubCo’s products or services (B) any most-favored pricing arrangement, (C) any exclusivity provision or (D) any non-solicitation provision with respect to employees of other Persons, in each case, except for restrictions that would not materially affect the ability of PubCo to conduct its business;

(vi)              each PubCo Contract relating to capital expenditures and requiring payments after the date of this Agreement in excess of $100,000 pursuant to its express terms and not cancelable without penalty;

(vii)            each PubCo Contract relating to the disposition or acquisition of material assets or any ownership interest in any Entity, in each case, involving payments in excess of $100,000;

(viii)          each PubCo Contract relating to any mortgages, indentures, loans, notes or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit or creating any material Encumbrances in each case in excess of $100,000 with respect to any assets of PubCo or any of its Subsidiaries or any loans or debt obligations with officers or directors of PubCo;

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(ix)              each PubCo Contract requiring payment by or to PubCo after the date of this Agreement in excess of $100,000 pursuant to its express terms relating to: (A) any distribution agreement (identifying any that contain exclusivity provisions), (B) any agreement involving provision of services or products with respect to any pre-clinical or clinical development activities of PubCo, (C) any dealer, distributor, joint marketing, alliance, joint venture, cooperation, development or other agreement currently in force under which PubCo has continuing obligations to develop or market any product, technology or service, or any agreement pursuant to which PubCo has continuing obligations to develop any Intellectual Property that will not be owned, in whole or in part, by PubCo or (D) any Contract to license any Patent, trademark registration, service mark registration, trade name or copyright registration to or from any third party to manufacture or produce any product, service or technology of PubCo or any Contract to sell, distribute or commercialize any products or service of PubCo, in each case, except for PubCo Contracts entered into in the Ordinary Course of Business;

(x)                each PubCo Contract with any Person, including any financial advisor, broker, finder, investment banker or other Person, providing advisory services to PubCo in connection with the Contemplated Transactions;

(xi)              each PubCo Real Estate Lease;

(xii)            each PubCo Contract to which PubCo is a party or by which any of its assets and properties is currently bound, which involves annual obligations of payment by, or annual payments to, PubCo in excess of $100,000; or

(xiii)          any other PubCo Contract that is not terminable at will (with no penalty or payment) by PubCo or its Subsidiaries, as applicable, and (A) which involves payment or receipt by PubCo or its Subsidiaries after the date of this Agreement under any such agreement, Contract or commitment of more than $100,000 in the aggregate, or obligations after the date of this Agreement in excess of $100,000 in the aggregate or (B) that is material to the business or operations of PubCo and its Subsidiaries, taken as a whole.

(b)                PubCo has delivered or made available to the Company accurate and complete copies of all PubCo Material Contracts, including all amendments thereto. There are no PubCo Material Contracts that are not in written form. Neither PubCo nor any of its Subsidiaries has, nor to PubCo’s Knowledge, as of the date of this Agreement has any other party to a PubCo Material Contract, breached, violated or defaulted under, or received notice that it breached, violated or defaulted under, any of the terms or conditions of any PubCo Material Contract in such manner as would permit any other party to cancel or terminate any such PubCo Material Contract, or would permit any other party to seek damages which would reasonably be expected to have a PubCo Material Adverse Effect. As to PubCo and its Subsidiaries, as of the date of this Agreement, each PubCo Material Contract is valid, binding, enforceable and in full force and effect, subject to the Enforceability Exceptions. As of the date of this Agreement, no Person is renegotiating, or has a right pursuant to the terms of any PubCo Material Contract to change, any material amount paid or payable to PubCo under any PubCo Material Contract or any other material term or provision of any PubCo Material Contract.

4.14           Compliance; Permits; Restrictions.

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(a)                Except where failure would not result in a PubCo Material Adverse Effect, PubCo and each of its Subsidiaries is, and since January 1, 2018, has been in material compliance with all applicable Laws. No investigation, claim, suit, proceeding, audit, Order, or other action by any Governmental Authority is pending or, to the Knowledge of PubCo, threatened against PubCo or any of its Subsidiaries. There is no agreement or Order binding upon PubCo or any of its Subsidiaries which (i) has or could reasonably be expected to have the effect of prohibiting or materially impairing any business practice of PubCo or any of its Subsidiaries, any acquisition of material property by PubCo or any of its Subsidiaries or the conduct of business by PubCo or any of its Subsidiaries as currently conducted, or (ii) is reasonably likely to result in a PubCo Material Adverse Effect.

(b)                Except where a failure would not result in a PubCo Material Adverse Effect, each of PubCo and its Subsidiaries: (i) holds all required Governmental Authorizations that are material to the operation of the business of PubCo and Merger Sub as currently conducted (collectively, the “PubCo Permits”) and (ii) is in material compliance with the terms of the PubCo Permits. No Legal Proceeding is pending or, to the Knowledge of PubCo, threatened, which seeks to revoke, substantially limit, suspend, or materially modify any PubCo Permit.

(c)                There are no Legal Proceedings pending or, to the Knowledge of PubCo, threatened with respect to an alleged material violation by PubCo or any of its Subsidiaries of the FDCA, the PHSA, FDA regulations adopted thereunder, or any other similar Law promulgated by the FDA or other Drug Regulatory Agency which is material to the conduct of PubCo’s business.

(d)                Except where failure would not result in a PubCo Material Adverse Effect, each of PubCo and its Subsidiaries holds all required Governmental Authorizations issuable by any Drug Regulatory Agency or Governmental Authority which is necessary for the conduct of the business of PubCo as currently conducted and the development, testing, manufacturing, processing, storage, labeling, sale, marketing, advertising, distribution and importation or exportation, as currently conducted, of any of its product candidates (the “PubCo Product Candidates”) (collectively, the “PubCo Regulatory Permits”) and no such PubCo Regulatory Permit has been (i) revoked, withdrawn, suspended, canceled or terminated or (ii) modified in any adverse manner, other than immaterial modifications. Except where failure would not result in a PubCo Material Adverse Effect, PubCo and its Subsidiaries have timely maintained and are in compliance in all material respects with the PubCo Regulatory Permits and have not received any written notice or other written communication from any Drug Regulatory Agency or Governmental Authority regarding (A) any material violation of or failure to comply materially with any term or requirement of any PubCo Regulatory Permit or (B) any revocation, withdrawal, suspension, cancellation, termination or material modification of any PubCo Regulatory Permit. PubCo has made available to the Company all information requested by the Company in PubCo’s or its Subsidiaries’ possession or control relating to the PubCo Product Candidates and the development, testing, manufacturing, processing, storage, labeling, sale, marketing, advertising, distribution and importation or exportation of the PubCo Product Candidates, including but not limited to complete copies of the following (to the extent there are any): (x) adverse event reports; pre-clinical, clinical and other study reports and material study data; inspection reports, notices of adverse findings, untitled letters, warning letters, filings and letters and other written correspondence to and from any Drug Regulatory Agency; and meeting minutes with any Drug Regulatory Agency and (y) similar reports, material study data, notices, letters, filings, correspondence and meeting minutes with any other Governmental Authority. All such information is accurate and complete in all material respects.

(e)                All clinical, pre-clinical and other studies and tests conducted by or on behalf of, or sponsored by, PubCo, or in which PubCo or their respective product candidates, including the PubCo Product Candidates, have participated, were and, if still pending, are being conducted in all material respects in accordance with standard medical and scientific research procedures and in compliance in all material respects with the applicable regulations of the Drug Regulatory Agencies and other applicable Law, including 21 C.F.R. Parts 50, 54, 56, 58 and 312. PubCo has not received any written notices, correspondence, or other communications from any Drug Regulatory Agency requiring, or to the Knowledge of PubCo threatening to initiate, any action to place a clinical hold order on, or otherwise terminate, delay, or suspend any clinical studies conducted by or on behalf of, or sponsored by, PubCo or in which PubCo or its respective current product candidates, including the PubCo Product Candidates, have participated. Further, no clinical investigator, researcher, or clinical staff participating in any clinical study conducted by or, to the Knowledge of PubCo, on behalf of PubCo has been disqualified from participating in studies involving the PubCo Product Candidates, and to the Knowledge of PubCo, no such administrative action to disqualify such clinical investigators, researchers or clinical staff has been threatened or is pending.

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(f)                 Neither PubCo nor, to the Knowledge of PubCo, any contract manufacturer with respect to any PubCo Product Candidate, is the subject of any pending or, to the Knowledge of PubCo, threatened investigation in respect of its business or products by the FDA pursuant to its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto. To the Knowledge of PubCo, neither PubCo nor any contract manufacturer with respect to any PubCo Product Candidate has committed any acts, made any statement, or failed to make any statement, in each case in respect of its business or products that would violate the FDA’s “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy, and any amendments thereto. Neither of PubCo, and to the Knowledge of PubCo, any contract manufacturer with respect to any PubCo Product Candidate, or any of their respective officers, employees or agents has been convicted of any crime or engaged in any conduct that could result in a debarment or exclusion under (i) 21 U.S.C. Section 335a or (ii) any similar applicable Law. To the Knowledge of PubCo, no debarment or exclusionary claims, actions, proceedings or investigations in respect of their business or products are pending or threatened against PubCo, and to the Knowledge of PubCo, any contract manufacturer with respect to any PubCo Product Candidate, or any of their respective officers, employees or agents.

(g)                All manufacturing operations conducted by, or to the Knowledge of PubCo, for the benefit of, PubCo in connection with any PubCo Product Candidate, since January 1, 2018, have been and are being conducted in compliance in all material respects with applicable Laws, including the FDA’s standards for current good manufacturing practices, including applicable requirements contained in 21 C.F.R. Parts 210, 211, 600-680, and 1271, and the respective counterparts thereof promulgated by Governmental Authorities in countries outside the United States.

(h)                No manufacturing site owned by PubCo, and to the Knowledge of PubCo, no manufacturing site of a contract manufacturer, with respect to any PubCo Product Candidate, (i) is subject to a Drug Regulatory Agency or Governmental Authority shutdown or import or export prohibition or (ii) has received any Form FDA 483, notice of violation, warning letter, untitled letter, or similar correspondence or notice from the FDA or other Governmental Authority alleging or asserting noncompliance with any applicable Law, in each case, that have not been complied with or closed to the satisfaction of the relevant Governmental Authority, and, to the Knowledge of PubCo, neither the FDA nor any other Governmental Authority is considering such action.

4.15           Legal Proceedings; Orders.

(a)                Except as set forth in Section 4.15 of the PubCo Disclosure Schedule, as of the date of this Agreement, there is no pending Legal Proceeding and, to the Knowledge of PubCo, no Person has threatened in writing to commence any Legal Proceeding: (i) that involves PubCo or any of its Subsidiaries or any PubCo Associate (in his or her capacity as such) or any of the material assets owned or used by PubCo or any of its Subsidiaries or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Contemplated Transactions.

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(b)                There is no Order to which PubCo or any of its Subsidiaries, or any of the material assets owned or used by PubCo or any of its Subsidiaries is subject. To the Knowledge of PubCo, no officer or other Key Employee of PubCo or any of its Subsidiaries is subject to any Order that prohibits such officer or employee from engaging in or continuing any conduct, activity or practice relating to the business of PubCo or any of its Subsidiaries or to any material assets owned or used by PubCo or any of its Subsidiaries.

4.16           Tax Matters.

(a)                Each of PubCo and its Subsidiaries has filed all federal income Tax Returns and other material Tax Returns that they were required to file under applicable Law except where failure to do so would not result in a PubCo Material Adverse Effect. All such Tax Returns were correct and complete in all material respects and have been prepared in material compliance with all applicable Law. Subject to exceptions as would not be material and/or not result in a PubCo Material Adverse Effect, no claim has ever been made by a Governmental Authority in a jurisdiction where PubCo or any of its Subsidiaries does not file Tax Returns that PubCo or any of its Subsidiaries is subject to taxation by that jurisdiction.

(b)                All material Taxes due and owing by PubCo and, to the Knowledge of PubCo, each of its Subsidiaries (whether or not shown on any Tax Return) have been paid. The unpaid Taxes of PubCo and its Subsidiaries did not, as of the date of the PubCo Unaudited Interim Balance Sheet, materially exceed the reserve for Tax liability (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax items) set forth on the face of the PubCo Unaudited Interim Balance Sheet. Since the date of the PubCo Unaudited Interim Balance Sheet, neither PubCo nor, to the Knowledge of PubCo, any of its Subsidiaries, has incurred any material Liability for Taxes outside the Ordinary Course of Business or otherwise inconsistent with past custom and practice.

(c)                PubCo has withheld and paid all material Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party.

(d)                There are no Encumbrances for material Taxes (other than Taxes not yet due and delinquent) upon any of the assets of PubCo or, to the Knowledge of PubCo, any of its Subsidiaries.

(e)                No deficiencies for material Taxes with respect to PubCo or, to the Knowledge of PubCo, any of its Subsidiaries have been claimed, proposed or assessed by any Governmental Authority in writing. There are no pending (or, based on written notice, threatened) material audits, assessments or other actions for or relating to any liability in respect of Taxes of PubCo or, to the Knowledge of PubCo, any of its Subsidiaries. Neither PubCo nor, to the Knowledge of PubCo, any of its Subsidiaries has waived any statute of limitations in respect of material Taxes or agreed to any extension of time with respect to a material Tax assessment or deficiency.

(f)                 Neither PubCo nor any of its Subsidiaries is a party to any material Tax allocation, Tax sharing or similar agreement (including indemnity arrangements), other than customary indemnification provisions in commercial contracts entered into in the Ordinary Course of Business with vendors, customers, lenders or landlords.

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(g)                Neither PubCo nor any of its Subsidiaries has been a member of an affiliated group filing a consolidated U.S. federal income Tax Return (other than a group the common parent of which is PubCo). Neither PubCo nor any of its Subsidiaries has any material Liability for the Taxes of any Person (other than PubCo or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign law) or as a transferee or successor.

(h)                Neither PubCo nor any of its Subsidiaries has distributed stock of another Person, or had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code or Section 361 of the Code.

(i)                 Neither PubCo nor any of its Subsidiaries has entered into any transaction identified as a “listed transaction” for purposes of Treasury Regulations Sections 1.6011-4(b)(2) or 301.6111-2(b)(2).

(j)                 Each of PubCo and its Subsidiaries is a corporation for U.S. federal income Tax purposes under Section 7701 of the Code.

(k)                Neither PubCo nor any of its Subsidiaries has knowledge of any facts and has not taken or agreed to take any action that would reasonably be expected to prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(l)                 PubCo and its Subsidiaries (other than the Surviving Corporation) will not be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any Tax period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting by for Tax purposes; (ii) use of an improper method of accounting for a Tax period ending on or prior to the Closing Date; (iii) “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign Law) executed on or prior to the Closing Date; (iv) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any similar provision of state, local or foreign Law); (v) installment sale or open transaction disposition made on or prior to the Closing Date; (vi) prepaid amount received or deferred revenue accrued on or prior to the Closing Date; (vii) application of Section 367(d) of the Code to any transfer of intangible property on or prior to the Closing Date; (viii) application of Sections 951 or 951A of the Code (or any similar provision of state, local or foreign Law) to any income received or accrued by the on or prior to the Closing Date; or (ix) election under Section 108(i) of the Code (or any similar provision of state, local or foreign Law) made on or prior to the Closing Date. PubCo has not made any election under Section 965(h) of the Code.

4.17           Employee and Labor Matters; Benefit Plans.

(a)                Section 4.17(a) of the PubCo Disclosure Schedule contains a complete and accurate list of all PubCo’s employees as of the date of this Agreement, setting forth for each employee:(i) their names; (ii) their job position or title; (iii) whether they are classified as exempt or non-exempt for wage and hour purposes; (iv) their base salaries, base hourly wage or contract rate, as applicable; (v) their target bonus rates or target commission rates; (vi) accrued but unused vacation time and/or paid time off; (vii) any other compensation payable to them (including housing allowances, compensation payable pursuant to any other bonus, deferred compensation or commission arrangements or other compensation, mandatory end-of-service and/or severance payments); (viii) any promises or commitments made to them with respect to changes or additions to their compensation or benefits; (ix) their full-time, part-time or temporary status; (x) their date of hire; (xi) their work location (including, as applicable, their city, state, province and country); (xii) their leave of absence status (i.e., the type of leave, leave commencement date and anticipated return date); (xiii) any visa or work permit status and the date of expiration, if applicable; and (xiv) the total amount of bonus, retention, severance and other amounts to be paid to such employee at the Closing or otherwise in connection with the transactions contemplated hereby.

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(b)                Section 4.17(b) of the PubCo Disclosure Schedule contains a complete and accurate list providing services as of the date hereof, of the independent contractors, consultants and other service providers engaged by PubCo and classified by PubCo as other than employees, or compensated other than through wages paid by PubCo through PubCo’s payroll department (“Contingent Workers”), showing for each Contingent Worker such Contingent Worker’s (i) name; (ii) start date of engagement; (iii) work location (including, as applicable, their city, state, province and country); (iv) description of services provided to the business; (v) fee or compensation arrangements; (vi) whether they are an individual or corporate entity; (vii) if an Entity, then the number of employees and Contingent Workers who have performed services for PubCo through the Entity during the engagement.

(c)                Except as set forth in Section 4.17(c) of the PubCo Disclosure Schedule, the employment of PubCo’s employees is terminable by PubCo at will without advance notice, severance, or other cost or Liability. PubCo has made available to the Company accurate and complete copies of all employee manuals and handbooks, disclosure materials, policy statements and other materials relating to the employment of PubCo Associates to the extent currently effective and material.

(d)                PubCo is not a party to, is not bound by, and does not have a duty to bargain under, any collective bargaining agreement or other Contract with a labor organization representing any of its employees, and there are no labor organizations representing or, to the Knowledge of PubCo, purporting to represent or seeking to represent any employees of PubCo. There has never been, nor has there been any threat of, any strike, slowdown, work stoppage, lockout, job action, union, organizing activity, question concerning representation or any similar activity or dispute, affecting PubCo. No event has occurred within the past six (6) months, and no condition or circumstance exists, that might directly or indirectly be likely to give rise to or provide a basis for the commencement of any such strike, slowdown, work stoppage, lockout, job action, union organizing activity, question concerning representation or any similar activity or dispute. PubCo is not, nor has PubCo been, engaged in any Unfair Labor Practice within the meaning of the National Labor Relations Act.

(e)                Section 4.17(e) of the PubCo Disclosure Schedule sets forth a true, complete and correct list of every material PubCo Employee Plan.

(f)                 True, complete and correct copies of the following documents, with respect to each PubCo Employee Plan, where applicable, have previously been made available to the Company: (i) all documents embodying or governing such PubCo Employee Plan (or for unwritten PubCo Employee Plans a written description of the material terms of such PubCo Employee Plan) and any funding medium for the PubCo Employee Plan; (ii) the most recent IRS determination or opinion letter; (iii) the most recently filed Form 5500; (iv) the most recent actuarial valuation report; (v) the most recent summary plan description (or other descriptions provided to employees) and all modifications thereto; (vi) the last three years of non-discrimination testing results; and (vii) all non-routine correspondence to and from any governmental agency.

(g)                Each PubCo Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination or approval letter from the IRS with respect to such qualification, or may rely on an opinion letter issued by the IRS with respect to a prototype plan adopted in accordance with the requirements for such reliance, or has time remaining for application to the IRS for a determination of the qualified status of such PubCo Employee Plan for any period for which such PubCo Employee Plan would not otherwise be covered by an IRS determination and, to the Knowledge of PubCo, no event or omission has occurred that would cause any PubCo Employee Plan to lose such qualification or require corrective action to the IRS or Employee Plan Compliance Resolution System to maintain such qualification.

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(h)                Each PubCo Employee Plan is and has been established, operated and administered in all material respects, in accordance with its terms and all applicable Law, including, the Code, ERISA and the Affordable Care Act. No Employee Plan is, or within the past six years has been, the subject of an application or filing under a government sponsored amnesty, voluntary compliance, or similar program, or been the subject of any self-correction under any such program. No Legal Proceeding (other than those relating to routine claims for benefits) is pending or, to the Knowledge of PubCo, threatened with respect to any PubCo Employee Plan and, to the Knowledge of PubCo, there is no reasonable basis for any such Legal Proceeding. All payments and/or contributions required to have been made with respect to all PubCo Employee Plans either have been made or have been accrued in accordance with the terms of the applicable PubCo Employee Plan and applicable Law. The PubCo Employee Plans satisfy in all material respects the minimum coverage, affordability and nondiscrimination requirements under the Code.

(i)                 Neither PubCo nor any of its ERISA Affiliates has ever maintained, contributed to, or been required to contribute to or had any liability or obligation (including on account of any ERISA Affiliate) with respect to (whether contingent or otherwise) (i) any “employee benefit plan” that is or was subject to Title IV or Section 302 of ERISA or Section 412 of the Code, (ii) a Multiemployer Plan, (iii) any funded welfare benefit plan within the meaning of Section 419 of the Code, (iv) any Multiple Employer Plan, or (v) any Multiple Employer Welfare Arrangement. Neither PubCo nor any of its ERISA Affiliates has ever incurred any liability under Title IV of ERISA that has not been paid in full.

(j)                 Neither PubCo nor any of its ERISA Affiliates provides or has any obligation to provide health care or any other non-pension benefits to any employees after their employment is terminated(other than as required by COBRA or similar state Law) and PubCo has never promised to provide such post-termination benefits.

(k)                Each PubCo Employee Plan may be amended, terminated, or otherwise modified (including cessation of participation) by PubCo to the greatest extent permitted by applicable Law, including the elimination of any and all future benefit accruals thereunder (other than ordinary administration expenses or with respect to benefits, other than bonuses, commissions or amounts under other compensation plans, that were previously earned, vested or accrued under PubCo Employee Plans prior to the Effective Time) and no employee communication or provision of any PubCo Employee Plan has failed to effectively reserve the right of PubCo or its ERISA Affiliates to so amend, terminate or otherwise modify such PubCo Employee Plan. Neither PubCo nor any of its ERISA Affiliates has announced its intention to modify or terminate any PubCo Employee Plan or adopt any arrangement or program which, once established, would come within the definition of a PubCo Employee Plan. Each asset held under each PubCo Employee Plan may be liquidated or terminated without the imposition of any redemption fee, surrender charge or comparable liability.

(l)                 Except as set forth in Section 4.17(l) of the PubCo Disclosure Schedule, no PubCo Employee Plan provides for medical or any other welfare benefits to any service provider beyond termination of service or retirement, other than pursuant to (i) COBRA or an analogous state law requirement or (ii) continuation coverage through the end of the month in which such termination or retirement occurs. PubCo does not sponsor or maintain any self-funded medical or long-term disability employee benefit plan.

(m)              No PubCo Employee Plan is subject to any Law of a foreign jurisdiction outside of the United States.

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(n)                The per share exercise price of each PubCo Option is no less than the fair market value of a share of PubCo Common Stock on the date of grant of such PubCo Option determined in a manner consistent with Section 409A of the Code. Each PubCo Employee Plan that constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code has been operated and maintained in all material respects in operational and documentary compliance with Section 409A of the Code and applicable guidance thereunder. No payment to be made under any PubCo Employee Plan is, or to the Knowledge of the Company, will be, subject to the penalties of Section 409A(a)(1) of the Code. Any transfer of property which was subject to a substantial risk of forfeiture and which would otherwise have been subject to taxation under Section 83(a) of the Code is covered by a valid and timely filed election under Section 83(b) of the Code, and a copy of such election has been provided to the Company.

(o)                PubCo is, and during the past three (3) years has been, in material compliance with all applicable federal, state and local laws, rules and regulations respecting employment, employment practices, terms and conditions of employment, worker classification, tax withholding, prohibited discrimination, equal employment, fair employment practices, restrictive covenants, meal and rest periods, immigration status, unemployment compensation, workers’ compensation, employee safety and health, wages (including overtime wages), compensation, and hours of work, and in each case, with respect to the employees of PubCo: (i) has withheld and reported all material amounts required by law or by agreement to be withheld and reported with respect to wages, salaries and other payments to employees, (ii) is not liable for any arrears of wages, salaries, commissions, bonuses, fees, severance pay or any Taxes or any penalty for failure to comply with any of the foregoing and (iii) is not liable for any material payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the Ordinary Course of Business). There are no, and there have not been during the past three (3) years, actions, suits, claims or administrative matters pending or, to the Knowledge of PubCo, threatened or reasonably anticipated against PubCo relating to any employee, employment agreement or PubCo Employee Plan (other than routine claims for benefits). To the Knowledge of PubCo, there are no pending or threatened or reasonably anticipated claims or actions against PubCo, any PubCo trustee or any trustee of any Subsidiary under any workers’ compensation policy or long-term disability policy. PubCo is not a party to a conciliation agreement, consent decree or other agreement or Order with any federal, state, or local agency or Governmental Authority with respect to employment practices.

(p)                PubCo has no material liability with respect to any misclassification within the past three (3) years of: (i) any Person as an independent contractor rather than as an employee, (ii) any employee leased from another employer or (iii) any employee currently or formerly classified as exempt from overtime wages. PubCo has not taken any action which would constitute a “plant closing,” “business closing” or “mass layoff” within the meaning of the WARN Act or similar state or local law, issued any notification of a plant closing, business closing or mass layoff required by the WARN Act or similar state or local law, or incurred any liability or obligation under WARN or any similar state or local law that remains unsatisfied. During the ninety (90) day period preceding the date hereof, no employee or Contingent Worker has suffered an “employment loss” as defined in the WARN Act with respect to PubCo.

(q)                There is no, and there has not been during the past three (3) years, any Legal Proceeding, claim, labor dispute or grievance pending or, to the Knowledge of PubCo, threatened or reasonably anticipated relating to any employment contract, privacy right, labor dispute, wages and hours, leave of absence, plant closing notification, workers’ compensation policy, long-term disability policy, harassment, retaliation, immigration, employment statute or regulation, safety or discrimination matter involving any PubCo Associate, including charges of Unfair Labor Practices or discrimination complaints.

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(r)                 Section 4.17(r) of the PubCo Disclosure Schedule identifies each employee of PubCo who is subject to a non-competition, non-solicitation, confidentiality and/or invention assignment agreement with PubCo and includes a form of each such agreement.

(s)                 In the last five (5) years, no allegations of sexual harassment, other unlawful harassment or unlawful discrimination or retaliation have been made with respect to any PubCo employee, officer, director, or independent contractor, and PubCo has not otherwise become aware of any such allegations. To the Knowledge of PubCo, there are no facts that would reasonably be expected to give rise to claim of sexual harassment, other unlawful harassment or unlawful discrimination or retaliation against or involving PubCo or any of PubCo’s employees, officers, directors or independent contractors. PubCo has not entered into any settlement agreement or conducted any investigation related to allegations of sexual harassment, other unlawful harassment or unlawful discrimination or retaliation by an employee, contractor, director, officer or other Representative of PubCo.

(t)                 The consummation of the transactions contemplated in this Agreement will not (i) entitle any employee, officer, director, independent contractor or other service provider of PubCo to severance pay, unemployment compensation, bonus payment or any other payment, (ii) accelerate the time of payment for vesting of, or increase the amount of compensation due to, any such employee, officer, director, independent contractor or other service provider, or (iii) entitle any such employee, officer, director, independent contractor or other service provider to terminate, shorten or otherwise change the terms of his or her employment or engagement with PubCo.

(u)                PubCo is and at all relevant times has been in compliance with (i) COVID-19 related Laws, standards, regulations, Orders and guidance (including relating to business reopening), including those issued and enforced by the Occupational Safety and Health Administration, the Centers for Disease Control, the Equal Employment Opportunity Commission, and any other Governmental Authority; (ii) the Families First Coronavirus Response Act (including with respect to eligibility for Tax credits under such Act) and any other applicable COVID-19 related leave Law, whether state, local or otherwise.

(v)                No PubCo Employee Plan provides for any Tax “gross-up” or similar “make-whole” payments.

(w)              Neither the execution and delivery of this Agreement, the shareholder approval of this Agreement, nor the consummation of the transactions contemplated hereby, could (either alone or in conjunction with any other event) (i) result in, or cause the accelerated vesting payment, funding or delivery of, or increase the amount or value of, any payment or benefit to any employee, officer, director or other service provider of PubCo or any of its Subsidiaries; (ii) further restrict any rights of PubCo to amend or terminate any PubCo Employee Plan; (iii) result in any “parachute payment” as defined in Section 280G(b)(2) of the Code (whether or not such payment is considered to be reasonable compensation for services rendered).

4.18           Environmental Matters. Since January 1, 2018, PubCo has complied with all applicable Environmental Laws, which compliance includes the possession by PubCo of all permits and other Governmental Authorizations required under applicable Environmental Laws and compliance with the terms and conditions thereof, except for any failure to be in compliance that, individually or in the aggregate, would not result in a PubCo Material Adverse Effect. PubCo has not received since January 1, 2018, any written notice or other communication (in writing or otherwise), whether from a Governmental Authority, citizens group, employee or otherwise, that alleges that PubCo is not in compliance with any Environmental Law, and, to the Knowledge of PubCo, there are no circumstances that may prevent or interfere with PubCo’s compliance with any Environmental Law in the future, except where such failure to comply would not reasonably be expected to have a PubCo Material Adverse Effect. To the Knowledge of PubCo: (i) no current or prior owner of any property leased or controlled by PubCo has received since January 1, 2018, any written notice or other communication relating to property owned or leased at any time by PubCo, whether from a Governmental Authority, citizens group, employee or otherwise, that alleges that such current or prior owner or PubCo is not in compliance with or violated any Environmental Law relating to such property and (ii) PubCo has no material liability under any Environmental Law.

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4.19           Insurance. PubCo has made available to the Company accurate and complete copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets, liabilities and operations of PubCo and Merger Sub. Each of such insurance policies is in full force and effect and PubCo and Merger Sub are in compliance in all material respects with the terms thereof. Other than customary end of policy notifications from insurance carriers, since January 1, 2018, PubCo has not received any notice or other communication regarding any actual or possible: (i) cancellation or invalidation of any insurance policy or (ii) refusal or denial of any coverage, reservation of rights or rejection of any material claim under any insurance policy. Each of PubCo and Merger Sub has provided timely written notice to the appropriate insurance carrier(s) of each Legal Proceeding pending against PubCo for which PubCo has insurance coverage, and no such carrier has issued a denial of coverage or a reservation of rights with respect to any such Legal Proceeding, or informed PubCo of its intent to do so.

4.20           Transactions with Affiliates. Except as set forth in the PubCo SEC Documents filed prior to the date of this Agreement, since the date of PubCo’s last proxy statement filed in 2020 with the SEC, no event has occurred that would be required to be reported by PubCo pursuant to Item 404 of Regulation S-K promulgated by the SEC. Section 4.20 of the PubCo Disclosure Schedule identifies each Person who is (or who may be deemed to be) an Affiliate of PubCo as of the date of this Agreement.

4.21           No Financial Advisors. Except as set forth on Section 4.21 of the PubCo Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the Contemplated Transactions based upon arrangements made by or on behalf of PubCo.

4.22           Valid Issuance. The PubCo Common Stock to be issued in the Merger will, when issued in accordance with the provisions of this Agreement, be validly issued, fully paid and nonassessable.

4.23           Privacy and Data Security. PubCo has complied with all applicable Privacy Laws and the applicable terms of any PubCo Contracts relating to privacy, security, collection or use of Personal Information of any individuals (including clinical trial participants, patients, patient family members, caregivers or advocates, physicians and other health care professionals, clinical trial investigators, researchers, pharmacists) that interact with PubCo in connection with the operation of PubCo’s business, except for such non-compliance as has not had, and would not reasonably be expected to have, individually or in the aggregate, an PubCo Material Adverse Effect. To the Knowledge of PubCo, PubCo has implemented and maintains reasonable written policies and procedures, satisfying the requirements of applicable Privacy Laws, concerning the privacy, security, collection and use of Personal Information (the “Privacy Policies”) and has complied with its Privacy Policies, except for such non-compliance as has not to the Knowledge of the PubCo had, and would not reasonably be expected to have, individually or in the aggregate, an PubCo Material Adverse Effect. To the Knowledge of PubCo, as of the date hereof, no claims have been asserted or threatened against PubCo by any Person alleging a violation of Privacy Laws, Privacy Policies and/or the applicable terms of any PubCo Contracts relating to privacy, security, collection or use of Personal Information of any individuals. To the Knowledge of PubCo, there have been no data security incidents, personal data breaches or other adverse events or incidents related to Personal Information or PubCo data in the custody or control of PubCo or any service provider acting on behalf of PubCo, in each case where such incident, breach or event would result in a notification obligation to any Person under applicable law or pursuant to the terms of any PubCo Contract.

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4.24           Opinion of Financial Advisor. The PubCo Transaction Committee has received an opinion of Cassel Salpeter & Co. LLC, (“Cassel Salpeter”) to the effect that, as of the date of such opinion and subject to the assumptions, qualifications, limitations and other matters considered by Cassel Salpeter in connection with the preparation thereof, the Exchange Ratio provided for in the Merger pursuant to this Agreement was fair, from a financial point of view, to PubCo as of the date of the opinion. It is agreed and understood that such opinion is for the benefit of the PubCo Transaction Committee and may not be relied upon by the Company.

4.25           Shell Company Status. PubCo is not an issuer identified in Rule 144(i)(1)(i) of the Securities Act.

4.26           Anti-Bribery. Neither PubCo nor any of its directors, officers, employees or, to the Knowledge of PubCo, agents or any other Person acting on its behalf has directly or indirectly made any bribes, rebates, payoffs, influence payments, kickbacks, illegal payments, illegal political contributions, or other payments, in the form of cash, gifts or otherwise, or taken any other action, in violation of Anti-Bribery Laws. PubCo is not or has not been the subject of any investigation or inquiry by any Governmental Authority with respect to potential violations of Anti-Bribery Laws.

4.27           No Other Representations or Warranties. PubCo hereby acknowledges and agrees that, except for the representations and warranties contained in this Agreement, neither the Company nor any other person on behalf of the Company makes any express or implied representation or warranty with respect to the Company or with respect to any other information provided to PubCo, Merger Sub or stockholders or any of their respective Affiliates in connection with the Contemplated Transactions, and (subject to the express representations and warranties of the Company set forth in Section 3 (in each case as qualified and limited by the Company Disclosure Schedule)) none of PubCo, Merger Sub or any of their respective Representatives or stockholders, has relied on any such information (including the accuracy or completeness thereof).

Section 5. Certain Covenants of the Parties.

5.1               Operation of PubCo’s Business.

(a)                Except (i) as expressly contemplated or permitted by this Agreement, (ii) as set forth in Section 5.1(a) of the PubCo Disclosure Schedule, (iii) as required by applicable Law, (iv) as required to comply with any quarantine, “shelter in place”, “stay at home”, workforce reduction, social distancing, shut down, closure, sequester or any other Law, Order, directive, guidelines or recommendations by any Governmental Authority in connection with or in response to COVID-19 (“COVID-19 Measures”), (v) any action taken or not taken by PubCo or any of its Subsidiaries (including Merger Sub) in good faith to respond to the actual or anticipated effect on PubCo or any of its Subsidiaries (including Merger Sub) of COVID-19 or the COVID-19 Measures, including changes in relationships with officers, employees, agents, independent contractors, suppliers, customers and other business partners, (vi) unless the Company shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), during the period commencing on the date of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Section 10 and the Effective Time, or (vii) with respect to any action regarding the Potentially Transferable Assets (the “Pre-Closing Period”), PubCo shall, and shall cause each of its Subsidiaries (including Merger Sub) to, use commercially reasonable efforts to conduct its business and operations in the Ordinary Course of Business.

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(b)                Except (i) as expressly contemplated or permitted by this Agreement, (ii) as set forth in Section 5.1(b) of the PubCo Disclosure Schedule, (iii) as required by applicable Law, (iv) as required to comply with any COVID-19 Measures, (v) any action taken or not taken by PubCo or any of its Subsidiaries (including Merger Sub) in good faith to respond to the actual or anticipated effect on PubCo or any of its Subsidiaries (including Merger Sub) of COVID-19 or the COVID-19 Measures, including changes in relationships with officers, employees, agents, independent contractors, suppliers, customers and other business partners, (vi) with the prior written consent of the Company (which consent shall not be unreasonably withheld, delayed or conditioned), or (vii) with respect to any action regarding the Potentially Transferable Assets (subject to Section 5.6) at all times during the Pre-Closing Period, PubCo shall not, nor shall it cause or permit any of its Subsidiaries to:

(i)                 declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock (other than dividends and distributions by a direct or indirect wholly owned Subsidiary of PubCo to its parent) or repurchase, redeem or otherwise reacquire any shares of its capital stock or other securities (except for shares of PubCo Common Stock from terminated employees, directors or consultants of PubCo in accordance with agreements in effect on the date of this Agreement providing for the repurchase of shares at no more than the purchase price thereof in connection with any termination of services to PubCo or any of its Subsidiaries);

(ii)               except as required to give effect to anything in contemplation of the Closing, amend any of its Organizational Documents, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except, for the avoidance of doubt, the Contemplated Transactions;

(iii)             sell, issue, grant, pledge or otherwise dispose of or encumber or authorize any of the foregoing actions with respect to: (A) any capital stock or other security of PubCo or any of its Subsidiaries (except for shares of outstanding PubCo Common Stock issued upon the valid exercise of PubCo Options), (B) any option, warrant or right to acquire any capital stock or any other security or (C) any instrument convertible into or exchangeable for any capital stock or other security of PubCo or any of its Subsidiaries, except that PubCo may offer and sell shares of PubCo Common Stock at a price per share not less than $1.25 in a private placement not to exceed $5 million;

(iv)              form any Subsidiary or acquire any equity interest or other interest in any other Entity or enter into a joint venture with any other Entity;

(v)                (A) lend money to any Person, (B) incur or guarantee any indebtedness for borrowed money, (C) guarantee any debt securities of others or (D) make any capital expenditure or commitment in excess of $20,000;

(vi)              Except with respect to any cash settlement with respect to the repurchase of PubCo Options that would otherwise result in a Golden Parachute Payment under 280G (which payout shall be reflected in Net Cash): (A) adopt, establish or enter into any PubCo Employee Plan, (B) cause or permit any PubCo Employee Plan to be amended other than as required by Law, (C) pay any bonus or make any profit-sharing or similar payment to (except with respect to obligations in place on the date of this Agreement pursuant to any PubCo Employee Plan in effect as of the date of this Agreement), or increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors, or consultants or employees or (D) increase the severance or change of control benefits offered to any current or new employees, directors or consultants;

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(vii)            acquire any material asset or sell, lease, license or otherwise irrevocably dispose of any of its assets or properties, or grant any Encumbrance with respect to such assets or properties, except disposition of tangible assets in the Ordinary Course of Business or the Asset Disposition pursuant to Section 5.6;

(viii)          make (other than consistent with past practice), change or revoke any material Tax election; file any material amendment to any Tax Return or adopt or change any material accounting method in respect of Taxes;

(ix)              enter into, amend or terminate any PubCo Material Contract;

(x)                delay or fail to repay when due any material obligation, including accounts payable and accrued expenses;

(xi)              forgive any loans to any Person, including its employees, officers, directors or Affiliate;

(xii)            other than the incurrence or payment of PubCo Transaction Expenses, make any expenditures, incur any Liabilities or discharge or satisfy any Liabilities, in each case, outside of the Ordinary Course of Business;

(xiii)          sell, assign, transfer, license, sublicense or otherwise dispose of any material PubCo IP Rights (other than with respect to the Potentially Transferable Assets);

(xiv)          either solely or in collaboration with any third party, directly or indirectly, commence, enter, join, revive, solicit, or otherwise get engaged in, any clinical trial;

(xv)            other than as required by Law or GAAP, take any action to change accounting policies or procedure;

(xvi)          initiate or settle any Legal Proceeding; or

(xvii)        agree, resolve or commit to do any of the foregoing.

Nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct the operations of PubCo prior to the Effective Time. Prior to the Effective Time, PubCo shall exercise, consistent with the terms and conditions of this Agreement, complete unilateral control and supervision over its business operations.

During the period from the date hereof through the earlier of the Effective Time or the date of termination of this Agreement, Merger Sub shall not engage in any activities of any nature except as provided in or contemplated by this Agreement.

5.2               Operation of the Company’s Business.

(a)                Except (i) as expressly contemplated or permitted by this Agreement, (ii) as set forth in Section 5.2(a) of the Company Disclosure Schedule, (iii) as required by applicable Law, (iv) as required to comply with any COVID-19 Measures, (v) any action taken or not taken by the Company in good faith to respond to the actual or anticipated effect on the Company of COVID-19 or the COVID-19 Measures, including changes in relationships with officers, employees, agents, independent contractors, suppliers, customers and other business partners, or (vi) unless PubCo shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), during the Pre-Closing Period the Company shall use commercially reasonable efforts to conduct its business and operations in the Ordinary Course of Business.

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(b)                Except (i) as expressly contemplated or permitted by this Agreement, (ii) as set forth in Section 5.2(b) of the Company Disclosure Schedule, (iii) as required by applicable Law, (iv) as required to comply with any COVID-19 Measures, (v) any action taken or not taken by the Company in good faith to respond to the actual or anticipated effect on the Company of COVID-19 or the COVID-19 Measures, including changes in relationships with officers, employees, agents, independent contractors, suppliers, customers and other business partners, or (vi) with the prior written consent of PubCo (which consent shall not be unreasonably withheld, delayed or conditioned), at all times during the Pre-Closing Period, the Company shall not do any of the following:

(i)                 declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock (other than dividends and distributions by a direct or indirect wholly owned Subsidiary of the Company to its parent) or repurchase, redeem or otherwise reacquire any shares of Company Capital Stock or other securities (except for shares of Company Common Stock from terminated employees, directors or consultants of the Company in accordance with agreements in effect on the date of this Agreement providing for the repurchase of shares at no more than the purchase price thereof in connection with any termination of services to Company);

(ii)               except as required to give effect to anything in contemplation of the Closing, amend any of its Organizational Documents, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except, for the avoidance of doubt, the Contemplated Transactions;

(iii)             sell, issue, grant, pledge or otherwise dispose of or encumber or authorize any of the foregoing actions with respect to: (A) any capital stock or other security of the Company (except for shares of outstanding Company Common Stock issued upon the valid exercise of Company Options), (B) any option, warrant or right to acquire any capital stock or any other security other than option grants to employees and service providers in the Ordinary Course of Business or (C) any instrument convertible into or exchangeable for any capital stock or other security of the Company, except that the Company may enter into an agreement related to the Bridge Loan;

(iv)              form any Subsidiary or acquire any equity interest or other interest in any other Entity or enter into a joint venture with any other Entity;

(v)                (A) lend money to any Person, (B) incur or guarantee any indebtedness for borrowed money, other than in the Ordinary Course of Business, (C) guarantee any debt securities of others or (D) make any capital expenditure or commitment in excess of $150,000;

(vi)              other than in the Ordinary Course of Business: (A) adopt, establish or enter into any Company Employee Plan, (B) cause or permit any Company Employee Plan to be amended other than as required by Law, (C) pay any bonus or make any profit-sharing or similar payment to (except with respect to obligations in place on the date of this Agreement pursuant to any Company Employee Plan in effect as of the date of this Agreement), or increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors, consultants or employees or (D) increase the severance or change of control benefits offered to any current or new employees, directors or consultants;

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(vii)            acquire any material asset or sell, lease, license or otherwise irrevocably dispose of any of its assets or properties, or grant any Encumbrance with respect to such assets or properties, except in the Ordinary Course of Business;

(viii)          make (other than consistent with past practice), change or revoke any material Tax election; file any material amendment to any Tax Return or adopt or change any material accounting method in respect of Taxes;

(ix)              enter into, amend or terminate any Company Material Contract, other than in the Ordinary Course of Business;

(x)                other than the incurrence or payment of Company Transaction Expenses, make any expenditures, incur any Liabilities or discharge or satisfy any Liabilities, in each case, outside the Ordinary Course of Business;

(xi)              (A) materially change pricing or royalties or other payments set or charged by Company to its customers or licensees or (B) agree to materially change pricing or royalties or other payments set or charged by Persons who have licensed Intellectual Property to Company; or

(xii)            agree, resolve or commit to do any of the foregoing.(xiii)

5.3               Access and Investigation.

(a)                Subject to the terms of the Confidentiality Agreement, which the Parties agree will continue in full force following the date of this Agreement, during the Pre-Closing Period, upon reasonable notice, PubCo, on the one hand, and the Company, on the other hand, shall and shall use commercially reasonable efforts to cause such Party’s Representatives to: (a) provide the other Party and such other Party’s Representatives with reasonable access during normal business hours to such Party’s Representatives, personnel, property and assets and to all existing books, records, Tax Returns, work papers and other documents and information relating to such Party and its Subsidiaries, (b) provide the other Party and such other Party’s Representatives with such copies of the existing books, records, Tax Returns, work papers, product data, and other documents and information relating to such Party and its Subsidiaries, and with such additional financial, operating and other data and information regarding such Party and its Subsidiaries as the other Party may reasonably request; (c) permit the other Party’s officers and other employees to meet, upon reasonable notice and during normal business hours, with the chief executive officer and other officers and managers of such Party responsible for such Party’s financial statements and the internal controls of such Party to discuss such matters as the other Party may deem necessary and; (d) make available to the other Party copies of any material notice, report or other document filed with or sent to or received from any Governmental Authority in connection with the Contemplated Transactions. Any investigation conducted by either PubCo or the Company pursuant to this Section 5.3 shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the other Party.

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(b)                Notwithstanding anything herein to the contrary in this Section 5.3, no access or examination contemplated by this Section 5.3 shall be permitted to the extent that it would require any Party or its Subsidiaries to (i) waive the attorney-client privilege or attorney work product privilege, (ii) violate any applicable Law or (iii) breach such Party’s confidentiality obligations to a third party; provided, that such Party or its Subsidiary (1) shall be entitled to withhold only such information that may not be provided without causing such violation or waiver, (2) shall provide to the other Party all related information that may be provided without causing such violation or waiver (including, to the extent permitted, redacted versions of any such information), (3) shall enter into such effective and appropriate joint-defense agreements or other protective arrangements as may be reasonably requested by the other Party in order that all such information may be provided to the other Party without causing such violation or waiver and (4) in the case of subsection (iii) above, upon the other Party’s reasonable request, such Party shall use its reasonable efforts to obtain such third party’s consent to permit such other Party access to such information, subject to appropriate confidentiality protections.

5.4               No Solicitation.

(a)                Each of PubCo and the Company agrees that, during the Pre-Closing Period, neither it nor any of its Subsidiaries shall, nor shall it or any of its Subsidiaries authorize any of its Representatives to, directly or indirectly: (i) solicit, initiate or knowingly encourage, induce or facilitate the communication, making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry or take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry, (ii) furnish any non-public information regarding such Party to any Person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry, (iii) engage in discussions or negotiations with any Person with respect to any Acquisition Proposal or Acquisition Inquiry, (iv) approve, endorse or recommend any Acquisition Proposal (subject to Section 6.2 and Section 6.3), (v) execute or enter into any letter of intent or any Contract contemplating or otherwise relating to any Acquisition Transaction, (vi) take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry or (vii) publicly propose to do any of the foregoing; provided, however, that, notwithstanding anything contained in this Section 5.4 and subject to compliance with this Section 5.4, prior to the approval of this Agreement by a Party’s stockholders (i.e., the Required Company Stockholder Vote, in the case of the Company, or the Required PubCo Stockholder Vote in the case of PubCo), such Party may furnish non-public information regarding such Party and its Subsidiaries to, and enter into discussions or negotiations with, any Person in response to a bona fide written Acquisition Proposal by such Person which such Party’s board of directors determines in good faith, after consultation with such Party’s outside financial advisors and outside legal counsel, constitutes, or is reasonably likely to result in, a Superior Offer (and is not withdrawn) if: (A) neither such Party nor any Representative of such Party shall have breached this Section 5.4 in any material respect, (B) the board of directors of such Party concludes in good faith based on the advice of outside legal counsel, that the failure to take such action would reasonably be expected to constitute a violation of the board of directors’ fiduciary duties under applicable Law, (C) at least two (2) Business Days prior to initially furnishing any such nonpublic information to, or entering into discussions with, such Person, such Party gives the other Party written notice of the identity of such Person and of such Party’s intention to furnish nonpublic information to, or enter into discussions with, such Person, (D) such Party receives from such Person an executed Acceptable Confidentiality Agreement and (E) at least two (2) Business Days prior to furnishing any such nonpublic information to such Person, such Party furnishes such nonpublic information to the other Party (to the extent such information has not been previously furnished by such Party to the other Party). Without limiting the generality of the foregoing, each Party acknowledges and agrees that, in the event any Representative of such Party takes any action that, if taken by such Party, would constitute a breach of this Section 5.4 by such Party, the taking of such action by such Representative shall be deemed to constitute a breach of this Section 5.4 by such Party for purposes of this Agreement.

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(b)                If any Party or any Representative of such Party receives an Acquisition Proposal or Acquisition Inquiry at any time during the Pre-Closing Period, then such Party shall promptly (and in no event later than one Business Day after such Party becomes aware of such Acquisition Proposal or Acquisition Inquiry) advise the other Party orally and in writing of such Acquisition Proposal or Acquisition Inquiry (including the identity of the Person making or submitting such Acquisition Proposal or Acquisition Inquiry, and the terms thereof). Such Party shall keep the other Party reasonably informed with respect to the status and terms of any such Acquisition Proposal or Acquisition Inquiry and any material modification or material proposed modification thereto.

(c)                Each Party shall immediately (i) cease and cause to be terminated any existing discussions, negotiations and communications with any Person that relate to any Acquisition Proposal or Acquisition Inquiry as of the date of this Agreement and (ii) request the destruction or return of any nonpublic information provided to such Person as soon as practicable after the date of this Agreement.

5.5               Notification of Certain Matters. During the Pre-Closing Period, each of the Company, on the one hand, and PubCo, on the other hand, shall promptly notify the other (and, if in writing, furnish copies of) if any of the following occurs: (a) any notice or other communication is received from any Person alleging that the Consent of such Person is or may be required in connection with any of the Contemplated Transactions, (b) any Legal Proceeding against or involving or otherwise affecting such Party or its Subsidiaries is commenced, or, to the Knowledge of such Party, threatened against such Party or, to the Knowledge of such Party, any director, officer or Key Employee of such Party, (c) such Party becomes aware of any inaccuracy in any representation or warranty made by such Party in this Agreement or (d) the failure of such Party to comply with any covenant or obligation of such Party; in each case that could reasonably be expected to make the timely satisfaction of any of the conditions set forth in Section 7, Section 8 and Section 9, as applicable, impossible or materially less likely. No such notice shall be deemed to supplement or amend the Company Disclosure Schedule or the PubCo Disclosure Schedule for the purpose of (x) determining the accuracy of any of the representations and warranties made by the Company in this Agreement or (y) determining whether any condition set forth in Section 7, Section 8 or Section 9 has been satisfied. Any failure by either Party to provide notice pursuant to this Section 5.5 shall not be deemed to be a breach for purposes of Sections 8.2 or 9.2, as applicable, unless such failure to provide such notice was knowing and intentional.

5.6               Potentially Transferrable Assets. PubCo shall be entitled, but under no obligation, to sell, transfer, license, assign or otherwise divest the Potentially Transferable Assets in a transaction, the terms of which are negotiated and consummated on an arm’s length basis, including, but not limited to, the transactions contemplated by the term-sheets set forth on Section 5.6 of the PubCo Disclosure Schedule (each an “Asset Disposition” and collectively, the “Asset Dispositions”); provided, however, that any such Asset Disposition, including those described in Section 5.6 of the PubCo Disclosure Schedule, shall require the written consent of the Company if such Asset Disposition would create any post-disposition Liabilities for PubCo following the Closing or impose any obligation on PubCo, the Company or their Affiliates to pursue any regulatory approval or take any action in connection with the receipt or avoidance of any regulatory approval following the Closing; provided, further, however, that PubCo shall notify the Company at least two (2) Business Days prior to entering into any agreement with respect to any Asset Disposition, provide copies of all written agreements or documents with respect to such sale and provide the Company with an opportunity to provide comments to such documents, which comments shall be considered by PubCo in good faith provided however that the inclusion or exclusion of which comments will be at the sole discretion of PubCo after having considered such comments in good faith and engaging in good faith discussions with the Company regarding the same. Each Party acknowledges that PubCo may not be successful in completing, or may determine not to proceed, with any Asset Dispositions. For clarity, if the Asset Dispositions are not completed prior to the Effective Time, the Potentially Transferable Assets shall be retained by PubCo and the value of such Potentially Transferable Assets shall have no impact on the calculation of the Exchange Ratio; provided, however, the Potentially Transferable Assets will still be subject to the CVR.

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Section 6. Additional Agreements of the Parties.

6.1               Registration Statement; Proxy Statement.

(a)                As promptly as practicable after the date of this Agreement, (i) PubCo, in cooperation with the Company, shall prepare and file with the SEC a proxy statement relating to the PubCo Stockholder Meeting to be held in connection with the Merger (together with any amendments thereof or supplements thereto, the “Proxy Statement”) and (ii) PubCo, in cooperation with the Company, shall prepare and file with the SEC a registration statement on Form S-4 (the “Form S-4”), in which the Proxy Statement shall be included as a part (the Proxy Statement and the Form S-4, collectively, the “Registration Statement”), in connection with the registration under the Securities Act of the issuance of the shares of PubCo Common Stock to be issued by virtue of the Merger. PubCo shall use its commercially reasonable efforts to (i) cause the Registration Statement to comply with the applicable rules and regulations promulgated by the SEC, (ii) cause the Registration Statement to become effective as promptly as practicable, (iii) respond promptly to any comments or requests of the SEC or its staff related to the Registration Statement and (iv) have the Registration Statement declared effective under the Securities Act as promptly as practicable after it is filed with the SEC. PubCo shall take all or any action required under any applicable federal, state, securities and other Laws in connection with the issuance of shares of PubCo Common Stock pursuant to the Merger. Each of the Parties shall reasonably cooperate with the other Party and furnish all information concerning itself and their Affiliates, as applicable, to the other Parties as the other Parties may reasonably request in connection with such actions and the preparation of the Registration Statement and Proxy Statement.

(b)                PubCo covenants and agrees that the Registration Statement (and the letter to stockholders, notice of meeting and form of proxy included therewith) will not, at the Applicable Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The Company covenants and agrees that the information supplied by or on behalf of the Company to PubCo for inclusion in the Registration Statement (including the Company Financials) will not, at the Applicable Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make such information, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, (i) PubCo makes no covenant, representation or warranty with respect to statements made in the Registration Statement (and the letter to stockholders, notice of meeting and form of proxy included therewith), if any, based on information provided by the Company or any of their Representatives for inclusion therein and (ii) the Company makes no covenant, representation or warranty with respect to statements made in the Registration Statement (and the letter to stockholders, notice of meeting and form of proxy included therewith), if any, based on information provided by PubCo or its Subsidiaries or any of their Representatives for inclusion therein.

(c)                PubCo shall use commercially reasonable efforts to cause the Proxy Statement to be mailed to PubCo’s stockholders as promptly as practicable after the Registration Statement is declared effective under the Securities Act.

(d)                If at any time before the Effective Time (i) any Party (A) becomes aware of any event or information that, pursuant to the Securities Act or the Exchange Act, should be disclosed in an amendment or supplement to the Registration Statement or Proxy Statement, (B) receives notice of any SEC request for an amendment or supplement to the Registration Statement or for additional information related thereto or (C) receives SEC comments on the Registration Statement, or (ii) the information provided in the Registration Statement has become “stale” and new information should be disclosed in an amendment or supplement to the Registration Statement; then in each such case such Party, as the case may be, shall promptly inform the other Parties thereof and shall cooperate with such other Parties in filing such amendment or supplement with the SEC (and, if related to the Proxy Statement, mailing such amendment or supplement to the PubCo stockholders) or otherwise addressing such SEC request or comments and each Party and shall use their reasonable best efforts to cause any such amendment to become effective, if required. PubCo shall promptly notify the Company once it becomes aware (1) that the Registration Statement has become effective, (2) of the issuance of any stop order or suspension of the qualification or registration of the PubCo Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or (3) any Order of the SEC related to the Registration Statement, and shall promptly provide to the Company copies of all correspondence between it or any of its Representatives, on the one hand, and the SEC or staff of the SEC, on the other hand, with respect to the Registration Statement and all Orders of the SEC relating to the Registration Statement. PubCo shall promptly provide the Proxy Statement, as amended or supplemented from time to time, to the Company for use in connection with the Company Stockholder Written Consent.

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(e)                Without limiting the Company’s obligation in Section 6.1(a), the Company will use commercially reasonable efforts to cause to be delivered to PubCo a letter of the Company’s independent accounting firm, dated no more than two (2) Business Days before the date on which the Registration Statement becomes effective (and reasonably satisfactory in form and substance to PubCo), that is customary in scope and substance for letters delivered by independent public accountants in connection with registration statements similar to the Registration Statement.

(f)                 The Company and its legal counsel shall be given reasonable opportunity to review and comment on the Registration Statement, including all amendments and supplements thereto, prior to the filing thereof with the SEC, and on the response to any comments of the SEC on the Registration Statement, prior to the filing thereof with the SEC. No filing of, or amendment or supplement to, the Registration Statement will be made by PubCo, and no filing of, or amendment or supplement to, the Proxy Statement will be made by PubCo, in each case, without the prior written consent of the Company, which shall not be unreasonably withheld, conditioned or delayed.

(g)                As promptly as reasonably practicable following the date of this Agreement the Company will (i) use commercially reasonable efforts to furnish to PubCo audited financial statements for each of its fiscal years required to be included in the Proxy Statement and the Registration Statement and (ii) furnish to PubCo unaudited interim financial statements for each interim period completed prior to Closing that would be required to be included in the Registration Statement or any periodic report due prior to the Closing if the Company were subject to the periodic reporting requirements under the Securities Act or the Exchange Act (the “Company Interim Financial Statements”). Each of the Company Audited Financial Statements and the Company Interim Financial Statements will be suitable for inclusion in the Registration Statement and prepared in accordance with GAAP as applied on a consistent basis during the periods involved (except in each case as described in the notes thereto) and on that basis will present fairly, in all material respects, the financial position and the results of operations, changes in stockholders’ equity, and cash flows of the Company as of the dates of and for the periods referred to in the Company Audited Financial Statements or the Company Interim Financial Statements, as the case may be.

(h)                Prior to filing of the Registration Statement, the Parties shall use their respective reasonable best efforts to execute and deliver to Cooley LLP (“Cooley”) and to Reed Smith LLP (“Reed Smith”) the applicable “Tax Representation Letters” referenced in Section 6.12(c). Following the delivery of the Tax Representation Letters pursuant to the preceding sentence, PubCo and the Company shall use their respective reasonable best efforts to cause Cooley to deliver to the Company, and to cause Reed Smith to deliver to PubCo, a Tax opinion satisfying the requirements of Item 601 of Regulation S-K promulgated under the Securities Act. In rendering such opinions, Cooley and Reed Smith shall be entitled to rely on the Tax Representation Letters referred to in this Section 6.1(h) and Section 6.12(c).

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(i)                 PubCo and the Company shall mutually agree on the form and substance of a press release setting forth the anticipated Exchange Ratio as of the anticipated Closing Date, which the Parties shall cause to be publicly disclosed (and which PubCo shall file on Form 8-K) as early as practicable prior to the PubCo Stockholder Meeting (and in no event shall this delay or cause the postponement of such meeting under any applicable law).

6.2               Company Stockholder Written Consent.

(a)                Promptly after the Registration Statement has been declared effective under the Securities Act, and in any event no later than five (5) Business Days thereafter, the Company shall use commercially reasonable efforts to obtain the approval by written consent from Company stockholders sufficient for the Required Company Stockholder Vote in lieu of a meeting pursuant to Section 228 of the DGCL, for purposes of (i) adopting and approving this Agreement and the Contemplated Transactions, (ii) acknowledging that the approval given thereby is irrevocable and that such stockholder is aware of its rights to demand appraisal for its shares pursuant to Section 262 of the DGCL, a copy of which will be attached thereto, and that such stockholder has received and read a copy of Section 262 of the DGCL and (iii) acknowledging that by its approval of the Merger it is not entitled to appraisal rights with respect to its shares in connection with the Merger and thereby waives any rights to receive payment of the fair value of its capital stock under the DGCL. Under no circumstances shall the Company assert that any other approval or consent is necessary by its stockholders to approve this Agreement and the Contemplated Transactions.

(b)                Reasonably promptly following receipt of the Required Company Stockholder Vote, the Company shall prepare and mail a notice (the “Stockholder Notice”) to every stockholder of the Company that did not execute the Company Stockholder Written Consent. The Stockholder Notice shall (i) be a statement to the effect that the Company Board determined that the Merger is advisable in accordance with Section 251(b) of the DGCL and in the best interests of the stockholders of the Company and approved and adopted this Agreement, the Merger and the other Contemplated Transactions, (ii) provide the stockholders of the Company to whom it is sent with notice of the actions taken in the Company Stockholder Written Consent, including the adoption and approval of this Agreement, the Merger and the other Contemplated Transactions in accordance with Section 228(e) of the DGCL and the Company’s Organization Documents and (iii) include a description of the appraisal rights of the Company’s stockholders available under the DGCL, along with such other information as is required thereunder and pursuant to applicable Law. All materials (including any amendments thereto) submitted to the stockholders of the Company in accordance with this Section 6.2(b) shall be subject to PubCo’s advance review and reasonable approval.

(c)                The Company agrees that, subject to Section 6.2(d): (i) the Company Board shall recommend that the Company’s stockholders vote to adopt and approve this Agreement and the Contemplated Transactions and shall use commercially reasonable efforts to solicit such approval within the time set forth in Section 6.2(a) (the recommendation of the Company Board that the Company’s stockholders vote to adopt and approve this Agreement being referred to as the “Company Board Recommendation”) and (ii) the Company Board Recommendation shall not be withdrawn or modified (and the Company Board shall not propose to withdraw or modify the Company Board Recommendation) in a manner adverse to PubCo, and no resolution by the Company Board or any committee thereof to withdraw or modify the Company Board Recommendation in a manner adverse to PubCo or to adopt, approve or recommend (or publicly propose to adopt, approve or recommend) any Acquisition Proposal shall be adopted or proposed.

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(d)                Notwithstanding anything to the contrary contained in Section 6.2(c), and subject to compliance with Section 5.4 and Section 6.2, if at any time prior to approval and adoption of this Agreement by the Required Company Stockholder Vote, the Company receives a bona fide written Acquisition Proposal (which Acquisition Proposal did not arise out of a material breach of Section 5.4) from any Person that has not been withdrawn and after consultation with outside financial advisors and outside legal counsel, the Company Board shall have determined, in good faith, that such Acquisition Proposal is a Superior Offer, the Company Board may withhold, amend, withdraw or modify the Company Board Recommendation (or publicly propose to withhold, amend, withdraw or modify the Company Board Recommendation) in a manner adverse to PubCo (collectively, a “Company Board Adverse Recommendation Change”) if, but only if, following the receipt of and on account of such Superior Offer, (i) the Company Board determines in good faith, based on the advice of its outside legal counsel, that the failure to withhold, amend, withdraw or modify such recommendation would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law, (ii) the Company has, and has caused its financial advisors and outside legal counsel to, during the Notice Period (as defined below), negotiate with PubCo in good faith to make such adjustments to the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Offer and (iii) if after PubCo shall have delivered to the Company a written offer to alter the terms or conditions of this Agreement during the Notice Period, the Company Board shall have determined in good faith, based on the advice of its outside legal counsel, that the failure to withhold, amend, withdraw or modify the Company Board Recommendation would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law (after taking into account such alterations of the terms and conditions of this Agreement); provided that (x) PubCo receives written notice from the Company confirming that the Company Board has determined to change its recommendation at least five (5) Business Days in advance of the Company Board Adverse Recommendation Change (the “Notice Period”), which notice shall include a description in reasonable detail of the reasons for such Company Board Adverse Recommendation Change, and a summary of the material terms and conditions as well as written copies of the Acquisition Proposal, any other documents and correspondence and proposed transaction agreements with any party making a potential Superior Offer, (y) during any Notice Period, PubCo shall be entitled to deliver to the Company one or more counterproposals to such Acquisition Proposal and the Company will, and cause its Representatives to, negotiate with PubCo in good faith (to the extent PubCo desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that the applicable Acquisition Proposal ceases to constitute a Superior Offer and (z) in the event of any material amendment to any Superior Offer (including any revision in the amount, form or mix of consideration or percentage of the combined company the Company’s stockholders would receive as a result of such potential Superior Offer), the Company shall be required to provide PubCo with notice of such material amendment (as well as the information set forth in clause (x)) and the Notice Period shall be extended, if applicable, to ensure that at least four (4) Business Days remain in the Notice Period following such notification during which the parties shall comply again with the requirements of this Section 6.2(d) and the Company Board shall not make a Company Board Adverse Recommendation Change prior to the end of such Notice Period as so extended (it being understood that there may be multiple extensions).

(e)                The Company’s obligation to solicit the consent of its stockholders to sign the Company Stockholder Written Consent in accordance with Section 6.2(a) shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any Superior Offer or other Acquisition Proposal, or by any Company Board Adverse Recommendation Change.

6.3               PubCo Stockholder Meeting.

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(a)                PubCo shall take all action necessary under applicable Law to call, give notice of and hold a meeting of the holders of PubCo Common Stock to consider and vote to approve this Agreement and the Contemplated Transactions, including (i) the issuance of PubCo Common Stock that represent (or are convertible into or exercisable for) more than twenty percent (20%) of the shares of PubCo Common Stock outstanding immediately prior to the Merger to the Company stockholders in connection with the Contemplated Transactions and the change of control of PubCo resulting from the Contemplated Transactions, in each case pursuant to the Nasdaq rules, (ii) an amendment to PubCo’s certificate of incorporation to effect the PubCo Reverse Stock Split in accordance with the terms of this Agreement, (iii) the Equity Incentive Plan in substantially the form attached hereto as Exhibit F, (iv) the Employee Stock Purchase Plan in substantially the form attached hereto as Exhibit G and (v) unless mutually agreed between the Parties otherwise, the Asset Disposition (collectively, the “PubCo Stockholder Matters”) (the matters contemplated by the clauses 6.3(a)(i) and (ii) are referred to as the “Closing PubCo Stockholder Matters” and such meeting, the “PubCo Stockholder Meeting”). The PubCo Stockholder Meeting shall be held as promptly as practicable after the Registration Statement is declared effective under the Securities Act, and in any event no later than forty-five (45) days after the effective date of the Registration Statement. PubCo and the Company shall mutually agree upon the record date for the PubCo Stockholder Meeting. PubCo shall take reasonable measures to ensure that all proxies solicited in connection with the PubCo Stockholder Meeting are solicited in compliance with all applicable Law. Notwithstanding anything to the contrary contained herein, if on the date of the PubCo Stockholder Meeting, or a date preceding the date on which the PubCo Stockholder Meeting is scheduled, PubCo reasonably believes that (i) it will not receive proxies sufficient to obtain the Required PubCo Stockholder Vote, whether or not a quorum would be present or (ii) it will not have sufficient shares of PubCo Common Stock represented (whether in person or by proxy) to constitute a quorum necessary to conduct the business of the PubCo Stockholder Meeting, PubCo may postpone or adjourn, or make one or more successive postponements or adjournments of, the PubCo Stockholder Meeting as long as the date of the PubCo Stockholder Meeting is not postponed or adjourned more than an aggregate of 15 days in connection with any postponements or adjournments.

(b)                PubCo agrees that, subject to Section 6.3(c): (i) the PubCo Board shall recommend that the holders of PubCo Common Stock vote to approve the PubCo Stockholder Matters and shall use commercially reasonable efforts to solicit such approval within the time frame set forth in Section 6.3(a) above, (ii) the Proxy Statement shall include a statement to the effect that the PubCo Board recommends that PubCo’s stockholders vote to approve the PubCo Stockholder Matters (the recommendation of the PubCo Board being referred to as the “PubCo Board Recommendation”) and (iii) the PubCo Board Recommendation shall not be withheld, amended, withdrawn or modified (and the PubCo Board shall not propose to withhold, amend, withdraw or modify the PubCo Board Recommendation) in a manner adverse to the Company, and no resolution by the PubCo Board or any committee thereof to withdraw or modify the PubCo Board Recommendation in a manner adverse to the Company or to adopt, approve or recommend (or publicly propose to adopt, approve or recommend) any Acquisition Proposal shall be adopted or proposed (the actions set forth in the foregoing clause (iii), collectively, a “PubCo Board Adverse Recommendation Change”).

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(c)                Notwithstanding anything to the contrary contained in Section 6.3(b), and subject to compliance with Section 5.4 and Section 6.3, at any time prior to the approval of PubCo Stockholder Matters by the Required PubCo Stockholder Vote, PubCo receives a bona fide written Acquisition Proposal (which Acquisition Proposal did not arise out of a material breach of Section 5.4) from any Person that has not been withdrawn and after consultation with outside financial advisors and outside legal counsel, the PubCo Board shall have determined, in good faith, that such Acquisition Proposal is a Superior Offer, the PubCo Board may make a PubCo Board Adverse Recommendation Change if, but only if, following the receipt of and on account of such Superior Offer, (i) the PubCo Board determines in good faith, based on the advice of its outside legal counsel, that the failure to withhold, amend, withdraw or modify such recommendation would reasonably be expected to constitute a violation of its fiduciary duties under applicable Law, (ii) PubCo has, and has caused its financial advisors and outside legal counsel to, during the PubCo Notice Period, negotiate with the Company in good faith to make such adjustments to the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Offer and (iii) if after the Company shall have delivered to PubCo a written offer to alter the terms or conditions of this Agreement during the PubCo Notice Period, the PubCo Board shall have determined in good faith, based on the advice of its outside legal counsel, that the failure to withhold, amend, withdraw or modify the PubCo Board Recommendation would reasonably be expected to constitute a violation of its fiduciary duties under applicable Law (after taking into account such alterations of the terms and conditions of this Agreement); provided that (x) the Company receives written notice from PubCo confirming that the PubCo Board has determined to change its recommendation at least five (5) Business Days in advance of the PubCo Board Adverse Recommendation Change (the “PubCo Notice Period”), which notice shall include a description in reasonable detail of the reasons for such PubCo Board Adverse Recommendation Change, and a summary of the material terms and conditions as well as written copies of the Acquisition Proposal, any other documents and correspondence and proposed transaction agreements with any party making a potential Superior Offer, (y) during any Notice Period, the Company shall be entitled to deliver to PubCo one or more counterproposals to such Acquisition Proposal and PubCo will, and cause its Representatives to, negotiate with the Company in good faith (to the extent the Company desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that the applicable Acquisition Proposal ceases to constitute a Superior Offer and (z) in the event of any material amendment to any Superior Offer (including any revision in the amount, form or mix of consideration or percentage of the combined company that PubCo stockholders would receive as a result of such potential Superior Offer), PubCo shall be required to provide the Company with notice of such material amendment (as well as the information set forth in clause (x)) and the PubCo Notice Period shall be extended, if applicable, to ensure that at least four (4) Business Days remain in the PubCo Notice Period following such notification during which the parties shall comply again with the requirements of this Section 6.2(d) and the PubCo Board shall not make a PubCo Board Adverse Recommendation Change prior to the end of such PubCo Notice Period as so extended (it being understood that there may be multiple extensions).

(d)                PubCo’s obligation to call, give notice of and hold the PubCo Stockholder Meeting in accordance with Section 6.3(a) shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any Superior Offer or Acquisition Proposal, or by any withdrawal or modification of the PubCo Board Recommendation or any other PubCo Board Adverse Recommendation Change.

(e)                Nothing contained in this Agreement shall prohibit PubCo or the PubCo Board from complying with Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act; provided however, that any disclosure made by PubCo or the PubCo Board pursuant to Rules 14d-9 and 14e-2(a) shall be limited to a statement that PubCo is unable to take a position with respect to the bidder’s tender offer unless the PubCo Board determines in good faith, after consultation with its outside legal counsel, that such statement would reasonably be expected to constitute a violation of its fiduciary duties under applicable Law.

6.4               Efforts; Regulatory Approvals.

(a)                The Parties shall use commercially reasonable efforts to consummate the Contemplated Transactions. Without limiting the generality of the foregoing, each Party: (i) shall make all filings and other submissions (if any) and give all notices (if any) required to be made and given by such Party in connection with the Contemplated Transactions, (ii) shall use commercially reasonable efforts to obtain each Consent (if any) reasonably required to be obtained (pursuant to any applicable Law or Contract, or otherwise) by such Party in connection with the Contemplated Transactions or for such Contract to remain in full force and effect (which, with respect to Consents from non-Governmental Authorities, shall be limited to the Consents set forth on Schedule 6.4), (iii) shall use commercially reasonable efforts to lift any injunction prohibiting, or any other legal bar to, the Contemplated Transactions and (iv) shall use commercially reasonable efforts to satisfy the conditions precedent to the consummation of this Agreement.

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(b)                Notwithstanding the generality of the foregoing, each Party shall use commercially reasonable efforts to file or otherwise submit, as soon as practicable after the date of this Agreement, all applications, notices, reports and other documents reasonably required to be filed by such Party with or otherwise submitted by such Party to any Governmental Authority with respect to the Contemplated Transactions, and to submit promptly any additional information requested by any such Governmental Authority. The Company and PubCo shall promptly notify the other and respond as promptly as is practicable to respond in compliance with: (i) any inquiries or requests received from the Federal Trade Commission or the Department of Justice for additional information or documentation and (ii) any inquiries or requests received from any state attorney general, foreign antitrust or competition authority or other Governmental Authority in connection with antitrust or competition matters.

6.5               Company Options and Company Warrants.

(a)                Subject to Section 6.5(c), at the Effective Time, each Company Option that is outstanding and unexercised immediately prior to the Effective Time under the Company Plan, whether or not vested, without any action on the part of the holder thereof, shall be converted into and become an option to purchase PubCo Common Stock, and PubCo shall assume the Company Plan and each such Company Option in accordance with the terms (as in effect as of the date of this Agreement) of the Company Plan and the terms of the stock option agreement by which such Company Option is evidenced. All rights with respect to Company Common Stock subject to Company Options assumed by PubCo shall at the Effective Time be converted into rights with respect to PubCo Common Stock. Accordingly, from and after the Effective Time: (i) each Company Option assumed by PubCo may be exercised solely for shares of PubCo Common Stock, (ii) the number of shares of PubCo Common Stock subject to each Company Option assumed by PubCo shall be determined by multiplying (A) the number of shares of Company Common Stock that were subject to such Company Option, as in effect immediately prior to the Effective Time, by (B) the Exchange Ratio, and rounding the resulting number down to the nearest whole number of shares of PubCo Common Stock, (iii) the per share exercise price for the PubCo Common Stock issuable upon exercise of each Company Option assumed by PubCo shall be determined by dividing (A) the per share exercise price of Company Common Stock subject to such Company Option, as in effect immediately prior to the Effective Time, by (B) the Exchange Ratio and rounding the resulting exercise price up to the nearest whole cent and (iv) any restriction on the exercise of any Company Option assumed by PubCo shall continue in full force and effect and the term, exercisability, vesting schedule and other provisions of such Company Option shall otherwise remain unchanged; provided, however, that: (A) to the extent provided under the terms of a Company Option, such Company Option assumed by PubCo in accordance with this Section 6.5(a) shall, in accordance with its terms, be subject to further adjustment as appropriate to reflect any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction with respect to PubCo Common Stock subsequent to the Effective Time and (B) the PubCo Board or a committee thereof shall succeed to the authority and responsibility of the Company Board or any committee thereof with respect to each Company Option assumed by PubCo after the Effective Time. Notwithstanding anything to the contrary in this Section 6.5(a), the conversion of each Company Option (regardless of whether such option qualifies as an “incentive stock option” within the meaning of Section 422 of the Code) into an option to purchase shares of PubCo Common Stock shall be made in a manner consistent with Treasury Regulations Section 1.424-1, such that the conversion of a Company Option shall not constitute a “modification” of such Company Option for purposes of Section 409A or Section 424 of the Code.

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(b)                PubCo shall file with the SEC, as soon as reasonably practicable after the Effective Time, a registration statement on Form S-8 relating to the shares of PubCo Common Stock issuable with respect to Company Options assumed by PubCo in accordance with Section 6.5(a) to the extent such shares are eligible to be registered on Form S-8.

(c)                Prior to the Effective Time, the Company shall take all actions that may be necessary (under the Company Plans and otherwise) to effectuate the provisions of this Section 6.5 and to ensure that, from and after the Effective Time, holders of Company Options have no rights with respect thereto other than those specifically provided in this Section 6.5.

(d)                At the Effective Time, all rights with respect to Company Common Stock under Company Warrants shall be converted into rights with respect to PubCo Common Stock and thereupon assumed by PubCo. Accordingly, from and after the Effective Time: (i) each Company Warrant assumed by PubCo may be exercised solely for shares of PubCo Common Stock; (ii) the number of shares of PubCo Common Stock subject to each Company Warrant assumed by PubCo shall be determined by multiplying (x) the number of shares of Company Common Stock that were subject to such Company Warrant (on an as-converted basis with respect to shares of Company Preferred Stock), as in effect immediately prior to the Effective Time, by (y) the Exchange Ratio, and rounding the resulting number down to the nearest whole number of shares of PubCo Common Stock; (iii) the per share exercise price for the PubCo Common Stock issuable upon exercise of each Company Warrant assumed by PubCo shall be determined by dividing (x) the exercise price per share of Company Common Stock subject to such Company Warrant (or, in the case of Company Warrants exercisable for shares of Company Preferred Stock, the exercise price per share of such series of Company Preferred Stock divided by the number of shares of Company Common Stock into which such share of Company Preferred Stock is then convertible), as in effect immediately prior to the Effective Time, by (y) the Exchange Ratio, and rounding the resulting exercise price up to the nearest whole cent; and (iv) any restriction on the exercise of any Company Warrant assumed by PubCo shall continue in full force and effect and the term, exercisability, vesting schedule and other provisions of such Company Warrant shall otherwise remain unchanged; provided, however, that: (A) to the extent provided under the terms of a Company Warrant, such Company Warrant assumed by PubCo in accordance with this Section 6.5(c) shall, in accordance with its terms, be subject to further adjustment as appropriate to reflect any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction with respect to PubCo Common Stock subsequent to the Effective Time; and (B) the PubCo Board or a committee thereof shall succeed to the authority and responsibility, if any, of the Company Board or any committee thereof with respect to each Company Warrant assumed by PubCo.

6.6               PubCo Options. Prior to the Closing, the PubCo Board shall have adopted appropriate resolutions and taken all other actions necessary and appropriate, including using commercially reasonable efforts to obtain any necessary consent from the holder of a PubCo Option, to provide the following:

(a)                The vesting of each unexpired, unexercised and unvested PubCo Option shall be accelerated in full effective as of immediately prior to the Effective Time, contingent on the occurrence of the Closing;

(b)                Each unexpired and unexercised PubCo Option with an exercise price that equals or exceeds the PubCo In-the-Money Price shall be canceled for no consideration;

(c)                Each unexpired and unexercised PubCo Option with an exercise price that is less than the PubCo In-the-Money Price shall continue to remain outstanding after the Effective Time in accordance with its terms.

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6.7               Employee Benefits. PubCo and the Company shall cause PubCo to comply with the terms of any employment, severance, retention, change of control, or similar agreement specified on Section 4.17(e) of the PubCo Disclosure Schedule, subject to the provisions of such agreements.

6.8               PubCo RSU Awards. Prior to the Closing, the PubCo Board shall have adopted appropriate resolutions and taken all other actions necessary and appropriate to provide that (i) the vesting of each outstanding and unvested PubCo RSU Award shall be accelerated in full effective as of immediately prior to the Effective Time, contingent on the occurrence of the Closing, and (ii) for each outstanding and unsettled PubCo RSU Award (including any PubCo RSU Award accelerated under clause (i) of this Section 6.8) the holder thereof shall receive, immediately prior to the Effective Time a number of shares of PubCo Common Stock equal to the number of unsettled shares underlying such PubCo RSU Award.

6.9               Indemnification of Officers and Directors.

(a)                The provisions of the PubCo’s Organizational Documents and PubCo Indemnification Agreements entered between PubCo and its officer and directors (“D&O Indemnified Parties”) with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of PubCo that are presently set forth in PubCo’s Organizational Documents and PubCo Indemnification Agreements shall not be amended, modified or repealed for a period of six years from the Effective Time in a manner that would adversely affect the rights thereunder of individuals who, at or prior to the Effective Time, were officers or directors of PubCo, unless such modification is required by applicable Law. The certificate of incorporation and bylaws of the Surviving Corporation shall contain, and PubCo shall cause the certificate of incorporation and bylaws of the Surviving Corporation to so contain, provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers as those presently set forth in the certificate of incorporation and bylaws of PubCo.

(b)                From and after the Effective Time, (i) the Surviving Corporation shall fulfill and honor in all respects the obligations of the Company to its D&O Indemnified Parties as of immediately prior to the Closing pursuant to any indemnification provisions under the Company’s Organizational Documents and pursuant to any indemnification agreements between the Company and such D&O Indemnified Parties, with respect to claims arising out of matters occurring at or prior to the Effective Time and (ii) PubCo shall fulfill and honor in all respects the obligations of PubCo to its D&O Indemnified Parties as of immediately prior to the Closing pursuant to any indemnification provisions under PubCo’s Organizational Documents and pursuant to any indemnification agreements between PubCo and such D&O Indemnified Parties, with respect to claims arising out of matters occurring at or prior to the Effective Time.

(c)                PubCo shall purchase, prior to the Effective Time, a six-year prepaid “D&O Tail Policy” for the non-cancellable extension of the directors’ and officers’ liability coverage of PubCo’s existing directors’ and officers’ insurance policies for a claims reporting or discovery period of at least six years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under PubCo’s existing policies as of the date of this Agreement with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against a director or officer of PubCo by reason of him or her serving in such capacity that existed or occurred at or prior to the Effective Time (including in connection with this Agreement or the Contemplated Transactions or in connection with PubCo’s initial public offering of shares of PubCo Common Stock). Notwithstanding the foregoing, in satisfying its obligation under this Section 6.9(c), PubCo shall not be obligated to pay a one-time premium in excess of 300% of the amount of annual premium currently paid by PubCo (the “Current Premium”); provided, however, that the D&O Tail Policy shall be as set forth on Schedule 6.9(c); provided, further, that, if the one-time premium for the D&O Tail Policy exceeds the amount contemplated above, PubCo shall obtain a D&O Tail Policy with the greatest coverage available that is consistent with the first sentence of this paragraph (c) for a cost not exceeding the amount contemplated above.

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(d)                The provisions of this Section 6.9 are intended to be in addition to the rights otherwise available to the current and former officers and directors of PubCo and the Company by Law, charter, statute, bylaw or agreement, and shall operate for the benefit of, and shall be enforceable by, each of the D&O Indemnified Parties, their heirs and their Representatives.

(e)                In the event PubCo or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or Entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of PubCo or the Surviving Corporation, as the case may be, shall succeed to the obligations set forth in this Section 6.9. PubCo shall cause the Surviving Corporation to perform all of the obligations of the Surviving Corporation under this Section 6.9.

6.10           Disclosure. The Parties shall agree to the text of any initial press release and PubCo’s Form 8-K announcing the execution and delivery of this Agreement Without limiting any Party’s obligations under the Confidentiality Agreement, no Party shall, and no Party shall permit any of its Subsidiaries or any of its Representative to, issue any press release or make any disclosure (to any customers or employees of such Party, to the public or otherwise) regarding the Contemplated Transactions unless: (a) the other Party shall have approved such press release or disclosure in writing, such approval not to be unreasonably conditioned, withheld or delayed; or (b) such Party shall have determined in good faith, upon the advice of outside legal counsel, that such disclosure is required by applicable Law and, to the extent practicable, before such press release or disclosure is issued or made, such Party advises the other Party of, and consults with the other Party regarding, the text of such press release or disclosure; provided, however, that each of the Company and PubCo may make any public statement in response to specific questions by the press, analysts, investors or those attending industry conferences or financial analyst conference calls, as well as announcements to employees, consultants, vendors and suppliers, so long as any such statements are consistent with previous press releases, public disclosures or public statements made by the Company or PubCo in compliance with this Section 6.11. Notwithstanding the foregoing, a Party need not consult with any other Parties in connection with such portion of any press release, public statement or filing to be issued or made pursuant to Section 6.3(d) or with respect to any Acquisition Proposal, PubCo Board Adverse Recommendation Change or Company Board Adverse Recommendation Change, as applicable, or with respect to PubCo only, pursuant to Section 6.3(e).

6.11           Listing. At or prior to the Effective Time, PubCo shall use its reasonable best efforts (a) to maintain its existing listing on Nasdaq until the Effective Time and to obtain approval of the listing of the combined corporation on Nasdaq, (b) to the extent required by the rules and regulations of Nasdaq, prepare and submit to Nasdaq a notification form for the listing of the shares of PubCo Common Stock to be issued in connection with the Contemplated Transactions, and to cause such shares to be approved for listing (subject to official notice of issuance), (c) prepare and timely submit to Nasdaq a notification form for the PubCo Reverse Stock Split and to submit a copy of the amendment to PubCo’s certificate of incorporation effecting the PubCo Reverse Stock Split, certificated by the Secretary of State of the State of Delaware, to Nasdaq on the Closing Date and (d) to the extent required by Nasdaq Marketplace Rule 5110, file (or, at the Company’s request, to assist the Company in preparing and filing) an initial listing application for the PubCo Common Stock on Nasdaq (the “Nasdaq Listing Application”) and to cause such Nasdaq Listing Application to be conditionally approved prior to the Effective Time. Each Party will reasonably promptly inform the other Party of all verbal or written communications between Nasdaq and such Party or its Representatives. The Parties will use commercially reasonable efforts to coordinate with respect to compliance with Nasdaq rules and regulations. The Company agrees to pay all Nasdaq fees associated with any action contemplated by this Section 6.11. The Party not filing the Nasdaq Listing Application will cooperate with the other Party as reasonably requested by such filing Party with respect to the Nasdaq Listing Application and promptly furnish to such filing Party all information concerning itself and its stockholders that may be required or reasonably requested in connection with any action contemplated by this Section 6.11.

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6.12           Tax Matters.

(a)                The Parties shall treat and shall not take any Tax reporting position inconsistent with the treatment of the Merger as a reorganization within the meaning of Section 368(a) of the Code for U.S. federal, state and other relevant Tax purposes (including not filing any U.S. federal, state or local Tax Return in a manner that is inconsistent with the Intended Tax Treatment, preparing and filing all income Tax Returns in accordance with the Intended Tax Treatment, and not taking any position inconsistent with the Intended Tax Treatment in the course of any audit, litigation or other Legal Proceeding), unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code.

(b)                The Parties shall use their respective reasonable best efforts to cause the Merger to qualify, and refrain from taking any action that would reasonably be expected to prevent or impede the Merger from qualifying, for the Intended Tax Treatment.

(c)                The Company shall use its reasonable best efforts to deliver to Cooley and Reed Smith a “Tax Representation Letter,” dated as of the date of the Tax opinions referenced in Section 6.1(h) and signed by an officer of the Company, containing representations of the Company, and PubCo (and Merger Sub) shall use their reasonable best efforts to deliver to Cooley and Reed Smith a “Tax Representation Letter,” dated as of the date of the Tax opinions referenced in Section 6.1(h) and signed by an officer of PubCo (and Merger Sub), containing representations of PubCo (and Merger Sub), in each case as shall be reasonably necessary or appropriate to enable Cooley and Reed Smith to render the applicable tax opinions described in Section 6.1(h).

6.13           Legends. PubCo shall be entitled to place appropriate legends on the book entries and/or certificates evidencing any shares of PubCo Common Stock to be received in the Merger by equity holders of the Company who may be considered “affiliates” of PubCo for purposes of Rules 144 and 145 under the Securities Act reflecting the restrictions set forth in Rules 144 and 145 and to issue appropriate stop transfer instructions to the transfer agent for PubCo Common Stock.

6.14           Directors and Officers. Until successors are duly elected or appointed and qualified in accordance with applicable Law, the Parties shall use reasonable best efforts and take all necessary action so that the Persons listed in Schedule 6.14 are elected or appointed, as applicable, to the positions of officers and directors of PubCo and the Surviving Corporation, as set forth therein, to serve in such positions effective as of the Effective Time. If any Person listed in Schedule 6.14 is unable or unwilling to serve as officer or director of PubCo or the Surviving Corporation, as set forth therein, the Party appointing such Person (as set forth on Schedule 6.14) shall designate a successor. Notwithstanding, the Company is aware and understands that the current member of the PubCo Board appointed by the holder of the PubCo Preferred Stock, will remain on the PubCo Board subsequent to Closing.

6.15           Termination of Certain Agreements and Rights. Each of PubCo and the Company shall cause any stockholders agreements, voting agreements, registration rights agreements, co-sale agreements and any other similar Contracts between either PubCo or the Company and any holders of PubCo Common Stock or Company Common Stock, respectively, including any such Contract granting any Person investor rights, rights of first refusal, registration rights or director registration rights (collectively, the “Investor Agreements”), to be terminated immediately prior to the Effective Time, without any liability being imposed on the part of PubCo or the Surviving Corporation.

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6.16           Section 16 Matters. Prior to the Effective Time, PubCo shall take all such steps as may be required to cause any acquisitions of PubCo Common Stock and any options to purchase PubCo Common Stock in connection with the Contemplated Transactions, by each individual who is reasonably expected to become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to PubCo, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

6.17           Allocation Certificates.

(a)                The Company will prepare and deliver to PubCo at least two (2) Business Days prior to the Closing Date a certificate signed by the Chief Executive Officer of the Company in a form reasonably acceptable to PubCo setting forth (as of immediately prior to the Effective Time) (i) each holder of Company Capital Stock, Company Options or Company Warrants, (ii) such holder’s name and address, (iii) the number and type of Company Capital Stock held and/or underlying the Company Options or Company Warrants as of the Closing Date for each such holder and (iv) the number of shares of PubCo Common Stock to be issued to such holder, or to underlie any PubCo Option or PubCo Warrant to be issued to such holder, pursuant to this Agreement in respect of the Company Capital Stock, Company Options or Company Warrant held by such holder as of immediately prior to the Effective Time (the “Company Allocation Certificate”).

(b)                PubCo will prepare and deliver to the Company at least two (2) Business Days prior to the Closing Date a certificate signed by the Chief Executive Officer of PubCo in a form reasonably acceptable to the Company, setting forth, as of immediately prior to the Effective Time (and giving effect to Section 6.6 and Section 6.8 hereof and the PubCo Reverse Stock Split): (i) each record holder of PubCo Common Stock, PubCo Options, PubCo Warrants and PubCo RSU Awards, (ii) the number and type of PubCo Capital Stock held and/or underlying the PubCo Options or PubCo Warrants as of the Closing Date for each such holder, (iii) such record holder’s name and address and (iv) the number of shares of PubCo Common Stock held and/or underlying the PubCo Options, PubCo Warrants and PubCo RSU Awards as of the Effective Time for such holder (the “PubCo Allocation Certificate”).

6.18           PubCo Reverse Stock Split. PubCo shall submit to PubCo’s stockholders at the PubCo Stockholder Meeting a proposal to approve and adopt an amendment to PubCo’s certificate of incorporation to authorize the PubCo Board to effect a reverse stock split of all outstanding shares of PubCo Common Stock at a reverse stock split ratio in the range mutually agreed to by the Company and PubCo (the “PubCo Reverse Stock Split”), and shall take such other actions as shall be reasonably necessary to effectuate the PubCo Reverse Stock Split.

6.19           Takeover Statutes. If any takeover statute is or may become applicable to the Contemplated Transactions, each of the Company, the Company Board, PubCo and the PubCo Board, as applicable, shall grant such approvals and take such actions as are necessary so that the Contemplated Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such statute or regulation on the Contemplated Transactions.

6.20           Stockholder Litigation. Each Party shall keep the other Party reasonably informed regarding any Stockholder Litigation. Prior to the Closing, PubCo shall reasonably consult with the Company, in good faith take any comments of the Company into account with respect to such Stockholder Litigation, give the Company the right to review and comment in advance on all material filings or responses to be made by PubCo in connection with any such Stockholder Litigation, give the Company the right to participate in such Stockholder Litigation and shall keep the Company apprised of any material developments in connection with any such Stockholder Litigation. Neither Party shall settle any Stockholder Litigation without the prior written consent of the other Party except where such settlement is purely monetary and not in excess (individually or in the aggregate) of $350,000, includes a full release and does not require any party to admit any wrongdoing (provided that such consent shall not be unreasonably withheld, conditioned or delayed).

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6.21           PubCo SEC Documents. From the date of this Agreement to the Effective Time, PubCo shall timely file with the SEC all registration statements, proxy statements, Certifications, reports, schedules, exhibits, forms and other documents required to be filed by PubCo or its officers with the SEC required to be filed by it under the Exchange Act or the Securities Act (“SEC Documents”). As of its filing date, or if amended after the date of this Agreement, as of the date of the last such amendment, each SEC Document filed by PubCo with the SEC (a) shall comply in all material respects with the applicable requirements of the Exchange Act and the Securities Act, and (b) shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

6.22           Obligations of Merger Sub. PubCo will take all action necessary to cause Merger Sub to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement.

6.23           Further Assurances. At and after the Effective Time, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of the Company or Merger Sub, any deeds, bills of sale, assignments, or assurances and to take and do, in the name and on behalf of the Company or Merger Sub, any other actions and things to vest, perfect, or confirm of record or otherwise in the Surviving Corporation any and all right, title, and interest in, to and under any of the rights, properties, or assets of the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

Section 7. Conditions Precedent to Obligations of Each Party.

The obligations of each Party to effect the Merger and otherwise consummate the Contemplated Transactions to be consummated at the Closing are subject to the satisfaction or, to the extent permitted by applicable law, the written waiver by each of the Parties, at or prior to the Closing, of each of the following conditions:

7.1               Effectiveness of Registration Statement. The Registration Statement shall have become effective in accordance with the provisions of the Securities Act, and shall not be subject to any stop order or proceeding (or threatened proceeding by the SEC) seeking a stop order with respect to the Registration Statement that has not been withdrawn. Any material state securities laws applicable to the issuance of the shares of PubCo Common Stock constituting Merger Consideration shall have been complied with and no stop order (or similar order) shall have been issued or threatened in writing in respect of any shares of PubCo Common Stock constituting Merger Consideration by any applicable state securities commissioner or court of competent jurisdiction.

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7.2               No Restraints. No temporary restraining order, preliminary or permanent injunction or other Order preventing the consummation of the Contemplated Transactions shall have been issued by any court of competent jurisdiction or other Governmental Authority of competent jurisdiction and remain in effect and there shall not be any Law which has the effect of making the consummation of the Contemplated Transactions illegal.

7.3               Stockholder Approval. (a) PubCo shall have obtained the Required PubCo Stockholder Vote for the Closing PubCo Stockholder Matters and (b) the Company shall have obtained the Required Company Stockholder Vote.

7.4               Listing. The approval of the listing of the additional shares of PubCo Common Stock on Nasdaq shall have been obtained and the shares of PubCo Common Stock to be issued in the Merger pursuant to this Agreement shall have been approved for listing (subject to official notice of issuance) on Nasdaq.

Section 8. Additional Conditions Precedent to Obligations of PubCo and Merger Sub.

The obligations of PubCo and Merger Sub to effect the Merger and otherwise consummate the transactions to be consummated at the Closing are subject to the satisfaction or the written waiver by PubCo, at or prior to the Closing, of each of the following conditions:

8.1               Accuracy of Representations. The Company Fundamental Representations and Company Capitalization Representations shall have been true and correct in all material respects as of the date of this Agreement and shall be true and correct in all material respects on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date). The representations and warranties of the Company contained in this Agreement (other than the Company Fundamental Representations and the Company Capitalization Representations) shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date except (a) in each case, or in the aggregate, where the failure to be so true and correct would not reasonably be expected to have a Company Material Adverse Effect (without giving effect to any references therein to any Company Material Adverse Effect or other materiality qualifications) or (b) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clause (a), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Company Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded unless waived by PubCo).

8.2               Performance of Covenants. The Company shall have performed or complied with in all material respects all agreements and covenants required to be performed or complied with by it under this Agreement at or prior to the Effective Time.

8.3               Closing Certificate. PubCo shall have received a certificate executed by the Chief Executive Officer or Chief Financial Officer of the Company certifying (a) that the conditions set forth in Sections 8.1, 8.2 and 8.6 have been duly satisfied and (b) that the information set forth in the Company Allocation Certificate delivered by the Company in accordance with Section 6.17 is true and accurate in all respects as of the Closing Date.

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8.4               FIRPTA Certificate. PubCo shall have received (i) an original signed statement from the Company that the Company is not, and has not been at any time during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code, a “United States real property holding corporation,” as defined in Section 897(c)(2) of the Code, conforming to the requirements of Treasury Regulations Section 1.1445-2(c)(3) and 1.897-2(h), and (ii) an original signed notice to be delivered to the IRS in accordance with the requirements of Treasury Regulations Section 1.897-2(h)(2), together with written authorization for PubCo to deliver such notice to the IRS on behalf of the Company following the Closing, each dated as of the Closing Date, duly executed by an authorized officer of the Company.

8.5               No Company Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Company Material Adverse Effect that is continuing.

8.6               Company Lock-Up Agreements. The Lock-Up Agreements entered into by the officers, directors and stockholders of the Company listed on Section B of the Company Disclosure Schedule will continue to be in full force and effect as of immediately following the Effective Time and the Company agrees to not terminate or amend such Lock-Up Agreements, except to the extent necessary to comply with Nasdaq rules and regulations.

8.7               Termination of Investor Agreements. Except as set forth on Schedule 8.7, the Investor Agreements shall have been terminated.

Section 9. Additional Conditions Precedent to Obligation of the Company.

The obligations of the Company to effect the Merger and otherwise consummate the transactions to be consummated at the Closing are subject to the satisfaction or the written waiver by the Company, at or prior to the Closing, of each of the following conditions:

9.1               Accuracy of Representations. Each of the PubCo Fundamental Representations and PubCo Capitalization Representations shall have been true and correct in all material respects as of the date of this Agreement and shall be true and correct in all material respects on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date). The representations and warranties of PubCo and Merger Sub contained in this Agreement (other than the PubCo Fundamental Representations and the PubCo Capitalization Representations) shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date except (a) in each case, or in the aggregate, where the failure to be true and correct would not reasonably be expected to have a PubCo Material Adverse Effect (without giving effect to any references therein to any PubCo Material Adverse Effect or other materiality qualifications) or (b) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clause (a), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the PubCo Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded).

9.2               Performance of Covenants. PubCo and Merger Sub shall have performed or complied with in all material respects all of their agreements and covenants required to be performed or complied with by each of them under this Agreement at or prior to the Effective Time.

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9.3               Documents. The Company shall have received the following documents, each of which shall be in full force and effect:

(a)                a certificate executed by the Chief Executive Officer of PubCo confirming that (i) the conditions set forth in Sections 9.1, 9.2, and 9.4 have been duly satisfied and (ii) the information set forth in the PubCo Allocation Certificate delivered by the Company in accordance with Section 6.17 is true and accurate in all respects as of the Closing Date;

(b)                the PubCo Net Cash Schedule; and

(c)                written resignations in forms satisfactory to the Company, dated as of the Closing Date and effective as of the Closing executed by the officers and directors of PubCo who are not to continue as officers or directors of PubCo pursuant to Section 6.14 hereof.

9.4               No PubCo Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any PubCo Material Adverse Effect that is continuing.

9.5               PubCo Lock-Up Agreements. The Lock-Up Agreements entered into by the officers and directors of PubCo set forth on Section B of the PubCo Disclosure Schedule will continue to be in full force and effect as of immediately following the Effective Time.

9.6               Listing. The existing shares of PubCo Common Stock shall have been continually listed on Nasdaq as of and from the date of this Agreement through the Closing Date.

9.7               Sarbanes-Oxley Certifications. Neither the principal executive officer nor the principal financial officer of PubCo shall have failed to provide, with respect to any SEC Document filed (or required to be filed) by PubCo with the SEC on or after the date of this Agreement, any necessary certification in the form required under Rule 13a-14 under the Exchange Act and 18 U.S.C. § 1350.

9.8               Termination of PubCo Material Contracts. The PubCo Material Contracts set forth on Section 9.8 of the PubCo Disclosure Schedule shall have been terminated prior to the Effective Time and PubCo shall provide the Company written evidence that the PubCo Material Contracts have been terminated.

9.9               Charter Amendment. PubCo shall have filed the amendment to its certificate of incorporation contemplated by Section 2.4(b), and timely submitted a certified copy of the same to Nasdaq in accordance with Nasdaq’s Marketplace Rules.

9.10           D&O Policy. The directors’ and officers’ liability insurance policies contemplated by Section 6.9 shall have been obtained and in full force and effect concurrent with the Closing.

9.11           Exchange Agent Agreement. PubCo shall have entered into an exchange agent agreement with the Exchange Agent pertaining to the exchange of shares of Company Capital Stock for shares of PubCo Common Stock as contemplated hereby, including a form of letter of transmittal, in form and substance reasonably satisfactory to the Company.

9.12           Management Options. The PubCo Management Options will be terminated or otherwise canceled by PubCo pursuant to agreements to be entered into with the holders thereto.

Section 10. Termination.

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10.1           Termination. This Agreement may be terminated prior to the Effective Time (whether before or after adoption of this Agreement by the Company’s stockholders and whether before or after approval of the PubCo Stockholder Matters by PubCo’s stockholders, unless otherwise specified below):

(a)                by mutual written consent of PubCo and the Company;

(b)                by either PubCo or the Company if the Merger shall not have been consummated by seven (7) months following the execution of this Agreement by the Parties (subject to possible extension as provided in this Section 10.1(b), the “End Date”); provided, however, that the right to terminate this Agreement under this Section 10.1(b) shall not be available to the Company or PubCo if such Party’s action or failure to act has been a principal cause of the failure of the Merger to occur on or before the End Date and such action or failure to act constitutes a breach of this Agreement, provided, further, however, that, in the event that the SEC has not declared effective under the Securities Act the Registration Statement by the date which is 60 days prior to the End Date, then either the Company or PubCo shall be entitled to extend the End Date for an additional 60 days; provided, further, however, that, in the event an adjournment or postponement of the PubCo Stockholder Meeting has occurred as permitted pursuant to Section 6.3 and such adjournment or postponement continues through the End Date, then the End Date shall automatically extend until the date that is ten (10) calendar days following such adjournment or postponement

(c)                by either PubCo or the Company if a court of competent jurisdiction or other Governmental Authority shall have issued a final and nonappealable Order, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Contemplated Transactions;

(d)                by PubCo if the Required Company Stockholder Vote shall not have been obtained within ten (10) Business Days of the Registration Statement becoming effective in accordance with the provisions of the Securities Act; provided, however, that once the Required Company Stockholder Vote has been obtained, PubCo may not terminate this Agreement pursuant to this Section 10.1(d);

(e)                by either PubCo or the Company if (i) the PubCo Stockholder Meeting (including any adjournments and postponements thereof) shall have been held and completed and PubCo’s stockholders shall have taken a final vote on the PubCo Stockholder Matters and (ii) the Closing PubCo Stockholder Matters shall not have been approved at the PubCo Stockholder Meeting (or at any adjournment or postponement thereof) by the Required PubCo Stockholder Vote; provided, however, that the right to terminate this Agreement under this Section 10.1(e) shall not be available to PubCo where the failure to obtain the Required PubCo Stockholder Vote for the Closing PubCo Stockholder Matters shall have been caused by the action or failure to act of PubCo and such action or failure to act constitutes a material breach by PubCo of this Agreement;

(f)                 by the Company (at any time prior to the approval of the PubCo Stockholder Matters by the Required PubCo Stockholder Vote) if a PubCo Triggering Event shall have occurred;

(g)                by PubCo (at any time prior to the adoption of this Agreement and the approval of the Contemplated Transactions by the Required Company Stockholder Vote) if a Company Triggering Event shall have occurred;

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(h)                by the Company, upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement by PubCo or Merger Sub or if any representation or warranty of PubCo or Merger Sub shall have become inaccurate, in either case, such that the conditions set forth in Section 9.1 or Section 9.2 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided, that the Company is not then in material breach of any representation, warranty, covenant or agreement under this Agreement such that the conditions set forth in Section 9.1 or Section 9.2 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided, further, that if such inaccuracy in PubCo’s or Merger Sub’s representations and warranties or breach by PubCo or Merger Sub is curable by PubCo or Merger Sub, then this Agreement shall not terminate pursuant to this Section 10.1(h) as a result of such particular breach or inaccuracy until the earlier of (i) the expiration of a 30-day period commencing upon delivery of written notice from the Company to PubCo or Merger Sub of such breach or inaccuracy and its intention to terminate pursuant to this Section 10.1(h) and (ii) PubCo or Merger Sub (as applicable) ceasing to exercise commercially reasonable efforts to cure such breach following delivery of written notice from the Company to PubCo or Merger Sub of such breach or inaccuracy and its intention to terminate pursuant to this Section 10.1(h) (it being understood that this Agreement shall not terminate pursuant to this Section 10.1(h) as a result of such particular breach or inaccuracy if such breach by PubCo or Merger Sub is cured prior to such termination becoming effective);

(i)                 by PubCo, upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement by the Company or if any representation or warranty of the Company shall have become inaccurate, in either case, such that the conditions set forth in Section 8.1 or Section 8.2 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided, that PubCo is not then in material breach of any representation, warranty, covenant or agreement under this Agreement such that the conditions set forth in Section 9.1 or Section 9.2 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided, further, that if such inaccuracy in the Company’s representations and warranties or breach by the Company is curable by the Company then this Agreement shall not terminate pursuant to this Section 10.1(i) as a result of such particular breach or inaccuracy until the earlier of (i) the expiration of a 30-day period commencing upon delivery of written notice from PubCo to the Company of such breach or inaccuracy and its intention to terminate pursuant to this Section 10.1(i) and (ii) the Company ceasing to exercise commercially reasonable efforts to cure such breach following delivery of written notice from PubCo to the Company of such breach or inaccuracy and its intention to terminate pursuant to this Section 10.1(i) (it being understood that this Agreement shall not terminate pursuant to this Section 10.1(i) as a result of such particular breach or inaccuracy if such breach by the Company is cured prior to such termination becoming effective); or

(j)                 by PubCo (at any time prior to the approval of the PubCo Stockholder Matters by the Required PubCo Stockholder Vote) and following compliance with all of the requirements set forth in the proviso to this Section 10.1(j), upon the PubCo Board authorizing PubCo to enter into a Permitted Alternative Agreement; provided, however, that PubCo shall not enter into any Permitted Alternative Agreement unless: (i) the Company shall have received written notice from PubCo of PubCo’s intention to enter into such Permitted Alternative Agreement at least five (5) Business Days in advance, with such notice describing in reasonable detail the reasons for such intention as well as the material terms and conditions of such Permitted Alternative Agreement, including the identity of the counterparty together with copies of the then current draft of such Permitted Alternative Agreement and any other related principal transaction documents, (ii) PubCo shall have complied with its obligations under Section 5.4 and Section 6.3, (iii) the PubCo Board shall have determined in good faith, after consultation with its outside legal counsel, that the failure to enter into such Permitted Alternative Agreement would reasonably be expected to be inconsistent with its fiduciary obligations under applicable Law and (iv) PubCo shall concurrently pay to the Company the Company Termination Fee in accordance with Section 10.3(c).

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(k)                by the Company (at any time prior to the adoption of this Agreement and the approval of the Contemplated Transactions by the Required Company Stockholder Vote) and following compliance with all of the requirements set forth in the proviso to this Section 10.1(k), upon the Company Board authorizing the Company to enter into a Permitted Alternative Agreement; provided, however, that the Company shall not enter into any Permitted Alternative Agreement unless: (i) PubCo shall have received written notice from the Company of the Company’s intention to enter into such Permitted Alternative Agreement at least five (5) Business Days in advance, with such notice describing in reasonable detail the reasons for such intention as well as the material terms and conditions of such Permitted Alternative Agreement, including the identity of the counterparty together with copies of the then current draft of such Permitted Alternative Agreement and any other related principal transaction documents, (ii) the Company shall have complied with its obligations under Section 5.4 and Section 6.2, (iii) the Company Board shall have determined in good faith, after consultation with its outside legal counsel, that the failure to enter into such Permitted Alternative Agreement would reasonably be expected to be inconsistent with its fiduciary obligations under applicable Law and (iv) the Company shall concurrently pay to PubCo the PubCo Termination Fee in accordance with Section 10.3(e).

The Party desiring to terminate this Agreement pursuant to this Section 10 (other than pursuant to Section 10.1(a)) shall give a notice of such termination to the other Party specifying the provisions hereof pursuant to which such termination is made and the basis therefor described in reasonable detail.

10.2           Effect of Termination. In the event of the termination of this Agreement as provided in Section 10, this Agreement shall be of no further force or effect; provided, however, that (a) this Section 10.2, Section 6.10, Section 10.3, and Section 11 (and the related definitions of the defined terms in such sections) shall survive the termination of this Agreement and shall remain in full force and effect, (b) the termination of this Agreement and the provisions of Section 10.3 shall not relieve any Party of any liability for common law fraud or for any Willful Breach of any representation, warranty, covenant, obligation or other provision contained in this Agreement and (c) no termination of this Agreement shall affect the obligations of the Parties contained in the Confidentiality Agreement, which obligations shall survive termination of this Agreement in accordance with their terms. “Willful Breach” means a deliberate act or deliberate failure to act, taken with the actual knowledge that such act or failure to act would result in or constitute a material breach of this Agreement.

10.3           Expenses; Termination Fees.

(a)                Except as set forth in this Section 10.3, Section 6.9 and Section 6.11, (i) all PubCo Transaction Expenses shall be paid by PubCo, or (ii) all Company Transaction Expenses shall be paid by Company, and all fees and expenses incurred in connection with this Agreement and the Contemplated Transactions shall be paid by the Party incurring such expenses, whether or not the Merger is consummated.

(b)                If this Agreement is terminated by PubCo or the Company pursuant to Section 10.1(e), at any time after the date of this Agreement and prior to the PubCo Stockholder Meeting, and an Acquisition Proposal with respect to PubCo shall have been publicly announced, disclosed or otherwise communicated to the PubCo Board (and shall not have been publicly withdrawn) and PubCo enters into a definitive agreement with respect to a Subsequent Transaction or consummates a Subsequent Transaction within six (6) months after the date of such termination, then PubCo shall pay to the Company, within ten (10) Business Days of entry into a definitive agreement and/or consummation of a Subsequent Transaction, a nonrefundable fee in an amount equal to $1,500,000 (the “Company Termination Fee”).

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(c)                If this Agreement is terminated by (i) the Company pursuant to Section 10.1(f) or, at the time this Agreement is terminated, the Company had the right to terminate this Agreement pursuant to Section 10.1(f), then PubCo shall pay to the Company, within five (5) Business Days of such termination, the Company Termination Fee or (ii) PubCo pursuant to Section 10.1(j), then PubCo shall pay to the Company, concurrent with such termination, the Company Termination Fee, or (iii) PubCo pursuant to Section 10.1(g) or at the time this Agreement is terminated, PubCo had the right to terminate this Agreement pursuant to Section 10.1(g), then Company shall pay to PubCo, within five (5) Business Days of such termination, the PubCo Termination Fee (as defined below) or (iv) the Company pursuant to Section 10.1(k) then Company shall pay to PubCo, concurrent with such termination, the PubCo Termination Fee.

(d)                If this Agreement is terminated by PubCo pursuant to Section 10.1(d), at any time after the date of this Agreement and before obtaining the Required Company Stockholder Vote an Acquisition Proposal with respect to the Company shall have been publicly announced, disclosed or otherwise communicated to the Company Board (and shall not have been withdrawn) and the Company enters into a definitive agreement with respect to a Subsequent Transaction or consummates a Subsequent Transaction within six (6) months after the date of such termination, then the Company shall pay to PubCo, within ten (10) Business Days after termination (or, if applicable, upon such entry into a definitive agreement and/or consummation of a Subsequent Transaction), a nonrefundable fee in an amount equal to $1,500,000 (the “PubCo Termination Fee”).

(e)                If this Agreement is terminated by the Company as a result of the occurrence of the events contained both in, Section 10.1(f) and Section 10.1(h), PubCo shall in addition to any applicable required payment of the Company Termination Fee and reimburse the Company for all reasonable out-of-pocket fees and expenses incurred by the Company in connection with this Agreement and the Contemplated Transactions, up to a maximum of $250,000, by wire transfer of same-day funds within ten (10) Business Days following the date on which the Company submits to PubCo true and correct copies of reasonable documentation supporting such expenses.

(f)                 If this Agreement is terminated by PubCo as a result of the occurrence of the events contained in both Section 10.1(g) and Section 10.1(i), the Company shall in addition to any applicable required payment of the PubCo Termination Fee reimburse PubCo for all reasonable out-of-pocket fees and expenses incurred by PubCo in connection with this Agreement and the Contemplated Transactions, up to a maximum of $250,000, by wire transfer of same-day funds within ten (10) Business Days following the date on which PubCo submits to the Company true and correct copies of reasonable documentation supporting such expenses.

(g)                If either Party fails to pay when due any amount payable by it under this Section 10.3, then (i) such Party shall reimburse the other Party for reasonable costs and expenses (including reasonable fees and disbursements of counsel) incurred in connection with the collection of such overdue amount and the enforcement by the other Party of its rights under this Section 10.3 and (ii) such Party shall pay to the other Party interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid to the other Party in full) at a rate per annum equal to the “prime rate” (as announced by Bank of America or any successor thereto) in effect on the date such overdue amount was originally required to be paid plus three percent.

(h)                The Parties agree that, subject to Section 10.2, the payment of the fees and expenses set forth in this Section 10.3 shall be the sole and exclusive remedy of each Party following a termination of this Agreement under the circumstances described in this Section 10.3, it being understood that in no event shall either PubCo or the Company be required to pay the individual fees or damages payable pursuant to this Section 10.3 on more than one occasion. Subject to Section 10.2, following the payment of the fees and expenses set forth in this Section 10.3 by a Party, (i) such Party shall have no further liability to the other Party in connection with or arising out of this Agreement or the termination thereof, any breach of this Agreement by the other Party giving rise to such termination, or the failure of the Contemplated Transactions to be consummated, (ii) no other Party or their respective Affiliates shall be entitled to bring or maintain any other claim, action or proceeding against such Party or seek to obtain any recovery, judgment or damages of any kind against such Party (or any partner, member, stockholder, director, officer, employee, Subsidiary, Affiliate, agent or other Representative of such Party) in connection with or arising out of this Agreement or the termination thereof, any breach by such Party giving rise to such termination or the failure of the Contemplated Transactions to be consummated and (iii) all other Parties and their respective Affiliates shall be precluded from any other remedy against such Party and its Affiliates, at law or in equity or otherwise, in connection with or arising out of this Agreement or the termination thereof, any breach by such Party giving rise to such termination or the failure of the Contemplated Transactions to be consummated. Each of the Parties acknowledges that (x) the agreements contained in this Section 10.3 are an integral part of the Contemplated Transactions, (y) without these agreements, the Parties would not enter into this Agreement and (z) any amount payable pursuant to this Section 10.3 is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate the Parties in the circumstances in which such amount is payable; provided, however, that nothing in this Section 10.3(h) shall limit the rights of the Parties under Section 11.10.

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Section 11. Miscellaneous Provisions.

11.1           Non-Survival of Representations and Warranties. The representations and warranties of the Company, PubCo and Merger Sub contained in this Agreement or any certificate or instrument delivered pursuant to this Agreement shall terminate at the Effective Time, and only the covenants that by their terms survive the Effective Time and this Section 11 shall survive the Effective Time.

11.2           Amendment. This Agreement may be amended with the approval of the Company, Merger Sub and PubCo at any time (whether before or after the adoption and approval of this Agreement by the Company’s stockholders or before or after obtaining the Required PubCo Stockholder Vote); provided, however, that after any such approval of this Agreement by a Party’s stockholders, no amendment shall be made which by Law requires further approval of such stockholders without the further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Company, Merger Sub and PubCo.

11.3           Waiver.

(a)                Any provision hereof may be waived by the waiving Party solely on such Party’s own behalf, without the consent of any other Party. No failure on the part of any Party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

(b)                No Party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Party and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

11.4           Entire Agreement; Counterparts; Exchanges by Electronic Transmission. This Agreement and the other schedules, exhibits, certificates, instruments and agreements referred to in this Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the Parties with respect to the subject matter hereof and thereof; provided, however, that the Confidentiality Agreement shall not be superseded and shall remain in full force and effect in accordance with its terms. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by all Parties by electronic transmission in PDF format shall be sufficient to bind the Parties to the terms and conditions of this Agreement.

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11.5           Applicable Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws. In any action or proceeding between any of the Parties arising out of or relating to this Agreement or any of the Contemplated Transactions, each of the Parties: (a) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware, (b) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with clause (a) of this Section 11.5, (c) waives any objection to laying venue in any such action or proceeding in such courts, (d) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any Party, (e) agrees that service of process upon such Party in any such action or proceeding shall be effective if notice is given in accordance with Section 11.8 of this Agreement and (f) irrevocably and unconditionally waives the right to trial by jury.

11.6           Assignability. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the Parties and their respective successors and permitted assigns; provided, however, that neither this Agreement nor any of a Party’s rights or obligations hereunder may be assigned or delegated by such Party without the prior written consent of the other Party, and any attempted assignment or delegation of this Agreement or any of such rights or obligations by such Party without the other Party’s prior written consent shall be void and of no effect.

11.7           Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder (a) one Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable international overnight courier service, (b) upon delivery in the case of delivery by hand, (c) if sent by email transmission prior to 6:00 p.m. recipient’s local time, upon transmission (provided, no “bounce back” or similar message of non-delivery is received with respect thereto) or (d) if sent by email transmission after 6:00 p.m. recipient’s local time and no “bounce back” or similar message of non-delivery is received with respect thereto, the business day following the date of transmission; provided that in each case the notice or other communication is sent to the physical address or email address set forth beneath the name of such Party below (or to such other physical address or email address as such Party shall have specified in a written notice given to the other Parties hereto):

if to PubCo or Merger Sub:

Seneca Biopharma, Inc./Townsgate Acquisition Sub 1, Inc.

c/o Silvestre Law Group, P.C.

2629 Townsgate Rd., Suite 215

Westlake Village CA 91362

Attention: David Mazzo

Email: dmazzo@caladrius.com

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with a copy to (which shall not constitute notice):

Silvestre Law Group, P.C.

2629 Townsgate Road #215

Westlake Village, CA 91361

Attention: Raul Silvestre

Email: rsilvestre@silvestrelaw.com

if to the Company:

Leading BioSciences, Inc.
5800 Armada Dr. #210
Carlsbad, CA 92008
Attention: JD Finley
Email: jd.finley@leadingbiosciences.com

with a copy to (which shall not constitute notice):

Cooley LLP
4401 Eastgate Mall
San Diego, CA 92121-1909
Fax: (858) 550-6420
Attention: Tom Coll; Rama Padmanabhan; Karen Deschaine
Email: collta@cooley.com; rama@cooley.com; kdeschaine@cooley.com

11.8           Cooperation. Each Party agrees to cooperate fully with the other Party and to execute and deliver such further documents, certificates, agreements and instruments and to take such other actions as may be reasonably requested by the other Party to evidence or reflect the Contemplated Transactions and to carry out the intent and purposes of this Agreement.

11.9           Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the Parties agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the Parties agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

11.10        Other Remedies; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms (including failing to take such actions as are required of it hereunder to consummate this Agreement) or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at Law or in equity, and each of the Parties waives any bond, surety or other security that might be required of any other Party with respect thereto. Each of the Parties further agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that any other Party has an adequate remedy at Law or that any award of specific performance is not an appropriate remedy for any reason at Law or in equity.

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11.11        No Third Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the Parties and the D&O Indemnified Parties to the extent of their respective rights pursuant to Section 6.9) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement except for the Persons named in column (1) of the Schedule of Buyers attached to the Securities Purchase Agreement.

11.12         Attorneys’ Fees. In any action at law or suit in equity to enforce this Agreement or the rights of any of the Parties, the prevailing Party in such action or suit (as determined by a court of competent jurisdiction) shall be entitled to recover its reasonable out-of-pocket attorneys’ fees and all other reasonable costs and expenses incurred in such action or suit.

[Remainder of page intentionally left blank]

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In Witness Whereof, the Parties have caused this Agreement to be executed as of the date first above written.

Seneca Biopharma, Inc.
By:
Name:
Title:

Townsgate Acquisition Sub 1, Inc.
By:
Name:
Title:

Leading BioSciences, Inc.
By:
Name:
Title:

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ANNEX B

LETTERHEAD OF CASSEL SALPETER & CO., LLC

December 16, 2020

Seneca Biopharma, Inc.

20271 Goldenrod Lane, Suite 2024

Germantown, MD 20876

Attention: The Transaction Committee of the Board of Directors

Members of the Transaction Committee:

We understand that Seneca Biopharma, Inc. (“PubCo”) intends to enter into an Agreement and Plan of Merger (the “Agreement”) by and among PubCo, Townsgate Acquisition Sub 1, Inc., a wholly owned subsidiary of PubCo (“Merger Sub”), and Leading BioSciences, Inc. (the “Company”). We have been advised that pursuant to the Agreement, among other things, (i) Merger Sub will merge (the “Merger”) with and into the Company, (ii) the Company will survive the Merger as a wholly owned subsidiary of PubCo, and (iii) each outstanding share of capital stock of the Company (“Company Capital Stock”) will be converted into the right to receive a number of shares (the “Exchange Ratio”) of common stock, $0.01 par value per share (“PubCo Common Stock”), of PubCo, as shall be determined, and subject to adjustment, in accordance with the Agreement (as to which determination and adjustment we express no view or opinion). We in addition understand that pursuant to the Agreement (i) prior to the consummation of the Merger, PubCo will effect a reverse stock split (the “PubCo Reverse Stock Split”) of all outstanding shares of PubCo Common Stock at a reverse stock split ratio in the range mutually agreed to by the Company and PubCo and (ii) holders of Company Capital Stock may in addition be entitled to receive certain additional shares of PubCo Common Stock following the consummation of the Merger referred to in the Agreement as the “Asset Milestone Payment” and the “Company Financing Milestone Payment” (together, the “Milestone Payments”), subject to and determined in accordance with the terms of the Agreement, as to which we express no view or opinion.

You have requested that Cassel Salpeter & Co., LLC render an opinion (this “Opinion”) to the Transaction Committee (the “Committee”) of the Board of Directors (the “Board”) of PubCo as to whether, as of the date of this Opinion, the Exchange Ratio in the Merger pursuant to the Agreement is fair, from a financial point of view, to PubCo. For purposes of our analyses and this Opinion, we have at your direction assumed that (i) the Exchange Ratio, without giving effect to the PubCo Reverse Stock Split, will be 0.1539, (ii) there will be no Asset Milestone Payment, and (iii) any Company Financing Milestone Payment will not be material to our analyses or this Opinion. In addition, you have advised us that (i) forecasts reflecting PubCo management’s best currently available estimates and judgments with respect to the future financial performance of PubCo are not available, and (ii) forecasts reflecting Company management’s best currently available estimates and judgments with respect to the future financial performance of the Company are not available. Accordingly, we have at your direction (i) assumed, for purposes of our analyses and this Opinion, that recent trading prices of PubCo Common Stock provide a reasonable basis on which to evaluate shares of PubCo Common Stock and PubCo and (ii) relied on publicly available information and historical financial and operating information in evaluating the Company.

Transaction Committee of the Board of Directors
Seneca Biopharma, Inc.
December 16, 2020
Page 2 of 5

In arriving at this Opinion, we have made such reviews, analyses, and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

•	Reviewed a draft, dated December 9, 2020, of the Agreement.
•	Reviewed certain publicly available financial information and other data with respect to PubCo and the Company that we deemed relevant.
•	Reviewed certain other information and data with respect to PubCo and the Company made available to us by PubCo and the Company.
•	Considered and compared the financial and operating performance of the Company with that of companies with publicly traded equity securities that we deemed relevant.
•	Considered the publicly available financial terms of certain transactions that we deemed relevant.
•	Discussed the business, operations and prospects of PubCo, the Company, and the proposed Merger with PubCo’s and the Company’s management and certain of PubCo’s and the Company’s representatives.
•	Conducted such other analyses and inquiries, and considered such other information and factors, as we deemed appropriate.

This Opinion only addresses whether, as of the date hereof, the Exchange Ratio in the Merger pursuant to the Agreement is fair, from a financial point of view, to PubCo. It does not address any other terms, aspects, or implications of the Merger or the Agreement, or any other agreement including, without limitation, (i) the support agreements to be entered into by certain PubCo stockholders and certain Company stockholders in connection with the Agreement, the contractual contingent value rights to be issued to holders of PubCo Common Stock, the Milestone Payments, the PubCo Reverse Stock Split or, other than assuming the consummation thereof, the financing transactions contemplated by the securities purchase agreement to be entered into among the Company and the other parties thereto (the “Company Financing”), (ii) any term or aspect of the Merger that is not susceptible to financial analysis, (iii) the fairness of the Merger, or all or any portion of the Exchange Ratio, to any security holders of PubCo, the Company or any other person or any creditors or other constituencies of PubCo, the Company or any other person, (iv) the appropriate capital structure of PubCo, whether PubCo should be issuing debt or equity securities or a combination of both in the Merger or whether the Company should be issuing debt or equity securities or a combination of both in the Company Financing, nor (v) the fairness of the amount or nature, or any other aspect, of any compensation or consideration payable to or received by any officers, directors, or employees of any parties to the Merger, or any class of such persons, relative to the Exchange Ratio in the Merger or otherwise. We are not expressing any view or opinion as to what the value of shares of PubCo Common Stock actually will be when issued in the Merger or the prices at which shares of PubCo Common Stock or Company Capital Stock may trade, be purchased or sold at any time.

Transaction Committee of the Board of Directors
Seneca Biopharma, Inc.
December 16, 2020
Page 3 of 5

This Opinion does not address the relative merits of the Merger as compared to any alternative transaction or business strategy that might exist for PubCo, or the merits of the underlying decision by the Committee, the Board or PubCo to engage in or consummate the Merger. The financial and other terms of the Merger were determined pursuant to negotiations between the parties to the Agreement and were not determined by or pursuant to any recommendation from us. In addition, we were not authorized to, and we did not, solicit indications of interest from third parties regarding a potential transaction involving PubCo.

In arriving at this Opinion, we have, with your consent, relied upon and assumed, without independently verifying, the accuracy and completeness of all of the financial and other information that was supplied or otherwise made available to us or available from public sources, and we have further relied upon the assurances of PubCo’s and the Company’s management that they were not aware of any facts or circumstances that would make any such information inaccurate or misleading. We also have relied upon, without independent verification, the assessments of the management of PubCo and the Company as to the Company’s existing and future technology, products and services and the validity and marketability of, and risks associated with, such technology, products and services (including, without limitation, the development, testing and marketing of such technology, products and services; the receipt of all necessary governmental and other regulatory approvals for the development, testing and marketing thereof; and the life of all relevant patents and other intellectual and other property rights associated with such technology, products and services), and we have assumed, at your direction, that there will be no developments with respect to any such matters that would adversely affect our analyses or this Opinion. We are not legal, tax, accounting, environmental, or regulatory advisors, and we do not express any views or opinions as to any legal, tax, accounting, environmental, or regulatory matters relating to PubCo, the Company, the Merger, or otherwise. We understand and have assumed that PubCo has obtained or will obtain such advice as it deems necessary or appropriate from qualified legal, tax, accounting, environmental, regulatory, and other professionals, that such advice is sound and reasonable and that the Company has acted or will act in accordance therewith.

We have not evaluated the solvency or creditworthiness of PubCo, the Company or any other party to the Merger, the fair value of PubCo, the Company or any of their respective assets or liabilities, or whether PubCo, the Company or any other party to the Merger is paying or receiving reasonably equivalent value in the Merger under any applicable foreign, state, or federal laws relating to bankruptcy, insolvency, fraudulent transfer, or similar matters, nor have we evaluated, in any way, the ability of PubCo, the Company or any other party to the Merger to pay its obligations when they come due. We have not physically inspected PubCo’s or the Company’s properties or facilities and have not made or obtained any evaluations or appraisals of PubCo’s or the Company’s assets or liabilities (including any contingent, derivative, or off-balance-sheet assets and liabilities). We have not attempted to confirm whether PubCo or the Company have good title to their respective assets. Our role in reviewing any information was limited solely to performing such reviews as we deemed necessary to support our own advice and analysis and was not on behalf of the Committee, the Board, PubCo, or any other party.

Transaction Committee of the Board of Directors
Seneca Biopharma, Inc.
December 16, 2020
Page 4 of 5

We have assumed, with your consent, that the Merger will be consummated in a manner that complies in all respects with applicable foreign, federal, state, and local laws, rules, and regulations and that, in the course of obtaining any regulatory or third party consents, approvals, or agreements in connection with the Merger, no delay, limitation, restriction, or condition will be imposed that would have an adverse effect on PubCo, the Company or the Merger. We also have assumed, with your consent, that the final executed form of the Agreement will not differ in any material respect from the draft we have reviewed and that the Merger will be consummated on the terms set forth in the Agreement, without waiver, modification, or amendment of any term, condition, or agreement thereof that is material to our analyses or this Opinion. We have also assumed that the representations and warranties of the parties to the Agreement contained therein are true and correct and that each such party will perform all of the covenants and agreements to be performed by it under the Agreement. We offer no opinion as to the contractual terms of the Agreement or the likelihood that the conditions to the consummation of the Merger set forth in the Agreement will be satisfied. You have also advised us, and we have assumed, that for U.S. federal tax income purposes the Merger shall qualify as a plan of reorganization within the meaning of Section 368(a)of the Internal Revenue Code of 1986, as amended.

Our analysis and this Opinion are necessarily based upon market, economic, and other conditions as they exist on, and could be evaluated as of, the date hereof. Furthermore, as you are aware, the credit, financial and stock markets have experienced significant volatility, due to, among other things, the COVID-19 pandemic and related illnesses and the direct and indirect business, financial, economic and market implications thereof, and we express no opinion or view as to any potential effects of such matters on PubCo, the Company or the Merger. Accordingly, although subsequent developments may arise that would otherwise affect this Opinion, we do not assume any obligation to update, review, or reaffirm this Opinion to you or any other person or otherwise to comment on or consider events occurring or coming to our attention after the date hereof.

This Opinion is addressed to the Committee for the use and benefit of the members of the Committee (in their capacities as such) in connection with the Committee’s evaluation of the Merger. This Opinion is not intended to and does not constitute advice or a recommendation to any of PubCo’s stockholders or any other security holders as to how such holder should vote or act with respect to any matter relating to the Merger or otherwise.

We will receive a fee for rendering this Opinion, no portion of which is contingent upon the completion of the Merger. In addition, PubCo has agreed to reimburse certain of our expenses and to indemnify us and certain related parties for certain liabilities that may arise out of our engagement or the rendering of this Opinion. In accordance with our policies and procedures, a fairness committee was not required to, and did not, approve the issuance of this Opinion.

Transaction Committee of the Board of Directors
Seneca Biopharma, Inc.
December 16, 2020
Page 5 of 5

Based upon and subject to the foregoing, it is our opinion that, as of the date of this Opinion, the Exchange Ratio in the Merger pursuant to the Agreement is fair, from a financial point of view, to PubCo.

Very truly yours,

/s/ Cassel Salpeter & Co., LLC

ANNEX C

GENERAL CORPORATION LAW OF THE STATE OF DELAWARE REGARDING

APPRAISAL RIGHTS

SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF

DELAWARE

§ 262. Appraisal rights

(a)	Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b)	Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1)	Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to § 251(h), as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2)	Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a.	Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b.	Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c.	Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

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d.	Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3)	In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4)	[Repealed.]

(c)	Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d)       Appraisal rights shall be perfected as follows:

(1)	If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if one of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2)	If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

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(e)	Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such statement shall be given to the stockholder within 10 days after such stockholder's request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person's own name, file a petition or request from the corporation the statement described in this subsection.

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(f)	Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by one or more publications at least one week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g)	At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h)	After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

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(i)	The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j)	The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k)	From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l)	The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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ANNEX D

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

SENECA BIOPHARMA, INC.

a Delaware Corporation

The undersigned does hereby certify on behalf of Seneca Biopharma, Inc. (the “Corporation”), a corporation organized and existing under the Delaware General Corporation Law, as follows:

FIRST: That the undersigned is the duly elected and acting Executive Chairman of the Corporation.

SECOND: That the Certificate of Incorporation of the Corporation was originally filed with the Secretary of State of the State of Delaware on February 28, 2001, under the name “Neuralstem, Inc.”

THIRD: That, pursuant to Sections 242 and 245 of the Delaware General Corporation Law (“DGCL”) of the State of Delaware, the Certificate of Incorporation of the Corporation, as amended to the date of the filing of this certificate, is hereby amended and restated in its entirety as set forth in Exhibit A hereto.

FOURTH: That the Amended and Restated Certificate of Incorporation of the Corporation as set forth in Exhibit A hereto has been duly adopted and approved by the board of directors and stockholders of the Corporation in accordance with the applicable provisions of Sections 242 and 245 of the DGCL.

FIFTH: That the stockholders of the Corporation approved the amendment at a special meeting of the stockholders of said corporation which was duly called and held upon notice in accordance with Section 222 of the DGCL at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

SIXTH: That the effective date of this Certificate of Amendment shall be 5:00 p.m. Eastern Time on [*] (“Effective Date”).

The undersigned hereby further declares and certifies under penalty of perjury that the facts set forth in the foregoing certificate are true and correct to the knowledge of the undersigned, and that this certificate is the act and deed of the undersigned.

Executed on this [*] day of [*], [*].

By:
[*]

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Exhibit A

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF SENECA BIOPHARMA, INC.

I.

The name of this corporation is Seneca Biopharma, Inc.

II.

The address of the registered office of the corporation in the State of Delaware is 2140 S. Dupont Hwy, Camden DE 19934, County of Kent and the name of its registered agent is Paracorp Incorporated.

III.

The purpose of the corporation is to engage in any lawful act or activity for which a corporation may be organized under the Delaware General Corporation Law (“DGCL”).

IV.

On the Effective Date of this Amended and Rested Certificate of Incorporation, the Corporation will effect a reverse stock split (the "Reverse Stock Split") of its outstanding Common Stock pursuant to which every [*] ([*]) issued and outstanding shares of the Corporation's Common Stock, par value $0.01 (the "Old Common Stock'') will be reclassified and converted into one (1) validly issued, fully paid and non-assessable share of Common Stock, par value $0.01 (the "New Common Stock''). Each certificate representing shares of Old Common Stock will thereafter represent the number of shares of New Common Stock into which the shares of Old Common Stock represented by such certificate were reclassified and converted hereby; provided, further, that no cash will be paid or distributed as a result of the Reverse Stock Split and no fractional shares will be issued. All fractional shares which would otherwise be required to be issued as a result of the Reverse Stock Split will be rounded up to the nearest whole share.

After giving effect to the reverse stock split, the corporation shall have authority to issue shares as follows:

(i)	300,000,000 shares of New Common Stock, par value $0.01 per share. Each share of New Common Stock shall entitle the holder thereof to one (1) vote on each matter submitted to a vote at a meeting of stockholders.

(ii)	7,000,000 shares of Preferred Stock, par value $0.01 per share, which may be issued from time to time in one or more series pursuant to a resolution or resolutions providing for such issue duly adopted by the Board of Directors (authority to do so being hereby expressly vested in the Board of Directors). The Board of Directors is further authorized, subject to limitations prescribed by law, to fix by resolution or resolutions the designations, powers, preferences and rights, and the qualifications, limitations or restrictions thereof, of any wholly unissued series of Preferred Stock, including without limitation authority to fix by resolution or resolutions the dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), redemption price or prices, and liquidation preferences of any such series, and the number of shares constituting any such series and the designation thereof, or any of the foregoing.

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The Board of Directors is further authorized to increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares of any such series then outstanding) the number of shares of any series, the number of which was fixed by it, subsequent to the issuance of shares of such series then outstanding, subject to the powers, preferences and rights, and the qualifications, limitations and restrictions thereof stated in the Certificate of Incorporation or the resolution of the Board of Directors originally fixing the number of shares of such series. If the number of shares of any series is so decreased, then the shares constituting such decrease shall resume the status which they had prior to the adoption of the resolution originally fixing the number of shares of such series.

V.

The management of the business and the conduct of the affairs of the corporation shall be vested in its board of directors. The number of directors which shall constitute the whole board of directors shall be fixed by the board of directors in the manner provided for in the bylaws.

The board of directors is expressly empowered to adopt, amend or repeal the bylaws of the corporation. The stockholders shall also have power to adopt, amend or repeal the bylaws of the corporation; provided, however, that, in addition to any vote of the holders of any class or series of stock of the corporation required by law or by this Amended and Restated Certificate of Incorporation, the affirmative vote of the holders of at least a majority of the voting power of all of the then outstanding shares of capital stock of the corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required to adopt, amend or repeal any provision of the Bylaws of the corporation.

VI.

The liability of the directors for monetary damages shall be eliminated to the fullest extent under applicable law. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the corporation shall be eliminated or limited to the fullest extent permitted under the DGCL, as so amended.

Any repeal or modification of this Article VI shall be prospective and shall not affect the rights under this Article VI in effect at the time of the alleged occurrence or any act or omission to act giving rise to liability or indemnification.

VII.

The corporation reserves the right to amend, alter, change or repeal any provision contained in this Amended and Restated Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon the stockholders herein are granted subject to this reservation.

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ANNEX E

Palisade Bio, Inc.

2021 Equity Incentive Plan

Adopted by the Board of Directors: FEBRUARY 9, 2021

Approved by the Stockholders: _______, 2021

1.                   General.

(a)                Plan Purpose. The Company, by means of the Plan, seeks to secure and retain the services of Employees, Directors and Consultants, to provide incentives for such persons to exert maximum efforts for the success of the Company and any Affiliate and to provide a means by which such persons may be given an opportunity to benefit from increases in value of the Common Stock through the granting of Awards.

(b)               Available Awards. The Plan provides for the grant of the following Awards: (i) Incentive Stock Options; (ii) Nonstatutory Stock Options; (iii) SARs; (iv) Restricted Stock Awards; (v) RSU Awards; (vi) Performance Awards; and (vii) Other Awards.

(c)                Adoption Date; Effective Date. The Plan will come into existence on the Adoption Date, but no Award may be granted prior to the Effective Date.

2.                   Shares Subject to the Plan.

(a)                Share Reserve. Subject to adjustment in accordance with Section 2(c) and any adjustments as necessary to implement any Capitalization Adjustments, the aggregate number of shares of Common Stock that may be issued pursuant to Awards will not exceed 9,015,500 shares. In addition, subject to any adjustments as necessary to implement any Capitalization Adjustments, such aggregate number of shares of Common Stock will automatically increase on January 1 of each year for a period of ten years commencing on January 1, 2022 and ending on (and including) January 1, 2031, in an amount equal to 1% of the total number of shares of Common Stock outstanding on December 31 of the preceding year; provided, however, that the Board may act prior to January 1st of a given year to provide that the increase for such year will be a lesser number of shares of Common Stock.

(b)               Aggregate Incentive Stock Option Limit. Notwithstanding anything to the contrary in Section 2(a) and subject to any adjustments as necessary to implement any Capitalization Adjustments, the aggregate maximum number of shares of Common Stock that may be issued pursuant to the exercise of Incentive Stock Options is 27,046,500 shares.

(c)                Share Reserve Operation.

(i)                 Limit Applies to Common Stock Issued Pursuant to Awards. For clarity, the Share Reserve is a limit on the number of shares of Common Stock that may be issued pursuant to Awards and does not limit the granting of Awards, except that the Company will keep available at all times the number of shares of Common Stock reasonably required to satisfy its obligations to issue shares pursuant to such Awards. Shares may be issued in connection with a merger or acquisition as permitted by, as applicable, Nasdaq Listing Rule 5635(c), NYSE Listed Company Manual Section 303A.08, NYSE American Company Guide Section 711 or other applicable rule, and such issuance will not reduce the number of shares available for issuance under the Plan.

(ii)               Actions that Do Not Constitute Issuance of Common Stock and Do Not Reduce Share Reserve. The following actions do not result in an issuance of shares under the Plan and accordingly do not reduce the number of shares subject to the Share Reserve and available for issuance under the Plan: (1) the expiration or termination of any portion of an Award without the shares covered by such portion of the Award having been issued, (2) the settlement of any portion of an Award in cash (i.e., the Participant receives cash rather than Common Stock), (3) the withholding of shares that would otherwise be issued by the Company to satisfy the exercise, strike or purchase price of an Award; or (4) the withholding of shares that would otherwise be issued by the Company to satisfy a tax withholding obligation in connection with an Award.

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(iii)             Reversion of Previously Issued Shares of Common Stock to Share Reserve. The following shares of Common Stock previously issued pursuant to an Award and accordingly initially deducted from the Share Reserve will be added back to the Share Reserve and again become available for issuance under the Plan: (1) any shares that are forfeited back to or repurchased by the Company because of a failure to meet a contingency or condition required for the vesting of such shares; (2) any shares that are reacquired by the Company to satisfy the exercise, strike or purchase price of an Award; and (3) any shares that are reacquired by the Company to satisfy a tax withholding obligation in connection with an Award.

3.                   Eligibility and Limitations.

(a)                Eligible Award Recipients. Subject to the terms of the Plan, Employees, Directors and Consultants are eligible to receive Awards.

(b)               Specific Award Limitations.

(i)                 Limitations on Incentive Stock Option Recipients. Incentive Stock Options may be granted only to Employees of the Company or a “parent corporation” or “subsidiary corporation” thereof (as such terms are defined in Sections 424(e) and (f) of the Code).

(ii)               Incentive Stock Option $100,000 Limitation. To the extent that the aggregate Fair Market Value (determined at the time of grant) of Common Stock with respect to which Incentive Stock Options are exercisable for the first time by any Optionholder during any calendar year (under all plans of the Company and any Affiliates) exceeds $100,000 (or such other limit established in the Code) or otherwise does not comply with the rules governing Incentive Stock Options, the Options or portions thereof that exceed such limit (according to the order in which they were granted) or otherwise do not comply with such rules will be treated as Nonstatutory Stock Options, notwithstanding any contrary provision of the applicable Option Agreement(s).

(iii)             Limitations on Incentive Stock Options Granted to Ten Percent Stockholders. A Ten Percent Stockholder may not be granted an Incentive Stock Option unless (i) the exercise price of such Option is at least 110% of the Fair Market Value on the date of grant of such Option and (ii) the Option is not exercisable after the expiration of five years from the date of grant of such Option.

(iv)              Limitations on Nonstatutory Stock Options and SARs. Nonstatutory Stock Options and SARs may not be granted to Employees, Directors and Consultants unless the stock underlying such Awards is treated as “service recipient stock” under Section 409A or unless such Awards otherwise comply with the requirements of Section 409A.

(c)                Non-Employee Director Compensation Limit. The aggregate value of all compensation granted or paid, as applicable, to any individual for service as a Non-Employee Director with respect to any calendar year, including Awards granted and cash fees paid by the Company to such Non-Employee Director, will not exceed (i) $500,000 in total value or (ii) in the event such Non-Employee Director is first appointed or elected to the Board during such calendar year, $500,000 in total value, in each case, calculating the value of any equity awards based on the grant date fair value of such equity awards for financial reporting purposes and excluding distributions from a deferred compensation program.

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4.                   Options and Stock Appreciation Rights.

Each Option and SAR will have such terms and conditions as determined by the Board. Each Option will be designated in writing as an Incentive Stock Option or Nonstatutory Stock Option at the time of grant; provided, however, that if an Option is not so designated or if an Option designated as an Incentive Stock Option fails to qualify as an Incentive Stock Option, then such Option will be a Nonstatutory Stock Option, and the shares purchased upon exercise of each type of Option will be separately accounted for. Each SAR will be denominated in shares of Common Stock equivalents. The terms and conditions of separate Options and SARs need not be identical; provided, however, that each Option Agreement and SAR Agreement will conform (through incorporation of provisions hereof by reference in the Award Agreement or otherwise) to the substance of each of the following provisions:

(a)                Term. Subject to Section 3(b) regarding Ten Percent Stockholders, no Option or SAR will be exercisable after the expiration of ten years from the date of grant of such Award or such shorter period specified in the Award Agreement.

(b)               Exercise or Strike Price. Subject to Section 3(b) regarding Ten Percent Stockholders, the exercise or strike price of each Option or SAR will not be less than 100% of the Fair Market Value on the date of grant of such Award. Notwithstanding the foregoing, an Option or SAR may be granted with an exercise or strike price lower than 100% of the Fair Market Value on the date of grant of such Award if such Award is granted pursuant to an assumption of or substitution for another option or stock appreciation right pursuant to a Corporate Transaction and in a manner consistent with the provisions of Sections 409A and, if applicable, 424(a) of the Code.

(c)                Exercise Procedure and Payment of Exercise Price for Options. In order to exercise an Option, the Participant must provide notice of exercise to the Plan Administrator in accordance with the procedures specified in the Option Agreement or otherwise provided by the Company. The Board has the authority to grant Options that do not permit all of the following methods of payment (or otherwise restrict the ability to use certain methods) and to grant Options that require the consent of the Company to utilize a particular method of payment. The exercise price of an Option may be paid, to the extent permitted by Applicable Law and as determined by the Board, by one or more of the following methods of payment to the extent set forth in the Option Agreement:

(i)                 by cash or check, bank draft or money order payable to the Company;

(ii)               pursuant to a “cashless exercise” program developed under Regulation T as promulgated by the Federal Reserve Board that, prior to the issuance of the Common Stock subject to the Option, results in either the receipt of cash (or check) by the Company or the receipt of irrevocable instructions to pay the exercise price to the Company from the sales proceeds;

(iii)             by delivery to the Company (either by actual delivery or attestation) of shares of Common Stock that are already owned by the Participant free and clear of any liens, claims, encumbrances or security interests, with a Fair Market Value on the date of exercise that does not exceed the exercise price, provided that (1) at the time of exercise the Common Stock is publicly traded, (2) any remaining balance of the exercise price not satisfied by such delivery is paid by the Participant in cash or other permitted form of payment, (3) such delivery would not violate any Applicable Law or agreement restricting the redemption of the Common Stock, (4) any certificated shares are endorsed or accompanied by an executed assignment separate from certificate, and (5) such shares have been held by the Participant for any minimum period necessary to avoid adverse accounting treatment as a result of such delivery;

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(iv)              if the Option is a Nonstatutory Stock Option, by a “net exercise” arrangement pursuant to which the Company will reduce the number of shares of Common Stock issuable upon exercise by the largest whole number of shares with a Fair Market Value on the date of exercise that does not exceed the exercise price, provided that (1) such shares used to pay the exercise price will not be exercisable thereafter and (2) any remaining balance of the exercise price not satisfied by such net exercise is paid by the Participant in cash or other permitted form of payment; or

(v)                in any other form of consideration that may be acceptable to the Board and permissible under Applicable Law.

(d)               Exercise Procedure and Payment of Appreciation Distribution for SARs. In order to exercise any SAR, the Participant must provide notice of exercise to the Plan Administrator in accordance with the SAR Agreement. The appreciation distribution payable to a Participant upon the exercise of a SAR will not be greater than an amount equal to the excess of (i) the aggregate Fair Market Value on the date of exercise of a number of shares of Common Stock equal to the number of Common Stock equivalents that are vested and being exercised under such SAR, over (ii) the strike price of such SAR. Such appreciation distribution may be paid to the Participant in the form of Common Stock or cash (or any combination of Common Stock and cash) or in any other form of payment, as determined by the Board and specified in the SAR Agreement.

(e)                Transferability. Options and SARs may not be transferred to third party financial institutions for value. The Board may impose such additional limitations on the transferability of an Option or SAR as it determines. In the absence of any such determination by the Board, the following restrictions on the transferability of Options and SARs will apply, provided that except as explicitly provided herein, neither an Option nor a SAR may be transferred for consideration and provided, further, that if an Option is an Incentive Stock Option, such Option may be deemed to be a Nonstatutory Stock Option as a result of such transfer:

(i)                 Restrictions on Transfer. An Option or SAR will not be transferable, except by will or by the laws of descent and distribution, and will be exercisable during the lifetime of the Participant only by the Participant; provided, however, that the Board may permit transfer of an Option or SAR in a manner that is not prohibited by applicable tax and securities laws upon the Participant’s request, including to a trust if the Participant is considered to be the sole beneficial owner of such trust (as determined under Section 671 of the Code and applicable state law) while such Option or SAR is held in such trust, provided that the Participant and the trustee enter into a transfer and other agreements required by the Company.

(ii)               Domestic Relations Orders. Notwithstanding the foregoing, subject to the execution of transfer documentation in a format acceptable to the Company and subject to the approval of the Board or a duly authorized Officer, an Option or SAR may be transferred pursuant to a domestic relations order.

(f)                 Vesting. The Board may impose such restrictions on or conditions to the vesting and/or exercisability of an Option or SAR as determined by the Board. Except as otherwise provided in the Award Agreement or other written agreement between a Participant and the Company or an Affiliate, vesting of Options and SARs will cease upon termination of the Participant’s Continuous Service.

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(g)                Termination of Continuous Service for Cause. Except as explicitly otherwise provided in the Award Agreement or other written agreement between a Participant and the Company or an Affiliate, if a Participant’s Continuous Service is terminated for Cause, the Participant’s Options and SARs will terminate and be forfeited immediately upon such termination of Continuous Service, and the Participant will be prohibited from exercising any portion (including any vested portion) of such Awards on and after the date of such termination of Continuous Service and the Participant will have no further right, title or interest in such forfeited Award, the shares of Common Stock subject to the forfeited Award, or any consideration in respect of the forfeited Award.

(h)               Post-Termination Exercise Period Following Termination of Continuous Service for Reasons Other than Cause. Subject to Section 4(i), if a Participant’s Continuous Service terminates for any reason other than for Cause, the Participant may exercise his or her Option or SAR to the extent vested, but only within the following period of time or, if applicable, such other period of time provided in the Award Agreement or other written agreement between a Participant and the Company or an Affiliate; provided, however, that in no event may such Award be exercised after the expiration of its maximum term (as set forth in Section 4(a)):

(i)                 three months following the date of such termination if such termination is a termination without Cause (other than any termination due to the Participant’s Disability or death);

(ii)               12 months following the date of such termination if such termination is due to the Participant’s Disability;

(iii)             18 months following the date of such termination if such termination is due to the Participant’s death; or

(iv)              18 months following the date of the Participant’s death if such death occurs following the date of such termination but during the period such Award is otherwise exercisable (as provided in (i) or (ii) above).

Following the date of such termination, to the extent the Participant does not exercise such Award within the applicable Post-Termination Exercise Period (or, if earlier, prior to the expiration of the maximum term of such Award), such unexercised portion of the Award will terminate, and the Participant will have no further right, title or interest in terminated Award, the shares of Common Stock subject to the terminated Award, or any consideration in respect of the terminated Award.

(i)                 Restrictions on Exercise; Extension of Exercisability. A Participant may not exercise an Option or SAR at any time that the issuance of shares of Common Stock upon such exercise would violate Applicable Law. Except as otherwise provided in the Award Agreement or other written agreement between a Participant and the Company or an Affiliate, if a Participant’s Continuous Service terminates for any reason other than for Cause and, at any time during the last thirty days of the applicable Post-Termination Exercise Period: (i) the exercise of the Participant’s Option or SAR would be prohibited solely because the issuance of shares of Common Stock upon such exercise would violate Applicable Law, or (ii) the immediate sale of any shares of Common Stock issued upon such exercise would violate the Company’s Trading Policy, then the applicable Post-Termination Exercise Period will be extended to the last day of the calendar month that commences following the date the Award would otherwise expire, with an additional extension of the exercise period to the last day of the next calendar month to apply if any of the foregoing restrictions apply at any time during such extended exercise period, generally without limitation as to the maximum permitted number of extensions; provided, however, that in no event may such Award be exercised after the expiration of its maximum term (as set forth in Section 4(a)).

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(j)                 Non-Exempt Employees. No Option or SAR, whether or not vested, granted to an Employee who is a non-exempt employee for purposes of the Fair Labor Standards Act of 1938, as amended, will be first exercisable for any shares of Common Stock until at least six months following the date of grant of such Award. Notwithstanding the foregoing, in accordance with the provisions of the Worker Economic Opportunity Act, any vested portion of such Award may be exercised earlier than six months following the date of grant of such Award in the event of (i) such Participant’s death or Disability, (ii) a Corporate Transaction in which such Award is not assumed, continued or substituted, (iii) a Change in Control, or (iv) such Participant’s retirement (as such term may be defined in the Award Agreement or another applicable agreement or, in the absence of any such definition, in accordance with the Company’s then current employment policies and guidelines). This Section 4(j) is intended to operate so that any income derived by a non-exempt employee in connection with the exercise or vesting of an Option or SAR will be exempt from his or her regular rate of pay.

(k)               Whole Shares. Options and SARs may be exercised only with respect to whole shares of Common Stock or their equivalents.

5.                   Awards Other Than Options and Stock Appreciation Rights.

(a)                Restricted Stock Awards and RSU Awards. Each Restricted Stock Award and RSU Award will have such terms and conditions as determined by the Board; provided, however, that each Restricted Stock Award Agreement and RSU Award Agreement will conform (through incorporation of the provisions hereof by reference in the Award Agreement or otherwise) to the substance of each of the following provisions:

(i)                 Form of Award.

(1)               Restricted Stock Awards: To the extent consistent with the Company’s Bylaws, at the Board’s election, shares of Common Stock subject to a Restricted Stock Award may be (i) held in book entry form subject to the Company’s instructions until such shares become vested or any other restrictions lapse, or (ii) evidenced by a certificate, which certificate will be held in such form and manner as determined by the Board. Unless otherwise determined by the Board, a Participant will have voting and other rights as a stockholder of the Company with respect to any shares subject to a Restricted Stock Award.

(2)               RSU Awards: A RSU Award represents a Participant’s right to be issued on a future date the number of shares of Common Stock that is equal to the number of restricted stock units subject to the RSU Award. As a holder of a RSU Award, a Participant is an unsecured creditor of the Company with respect to the Company's unfunded obligation, if any, to issue shares of Common Stock in settlement of such Award and nothing contained in the Plan or any RSU Agreement, and no action taken pursuant to its provisions, will create or be construed to create a trust of any kind or a fiduciary relationship between a Participant and the Company or an Affiliate or any other person. A Participant will not have voting or any other rights as a stockholder of the Company with respect to any RSU Award (unless and until shares are actually issued in settlement of a vested RSU Award).

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(ii)               Consideration.

(1)               Restricted Stock Awards: A Restricted Stock Award may be granted in consideration for (A) cash or check, bank draft or money order payable to the Company, (B) services to the Company or an Affiliate, or (C) any other form of consideration as the Board may determine and permissible under Applicable Law.

(2)               RSU Awards: Unless otherwise determined by the Board at the time of grant, a RSU Award will be granted in consideration for the Participant’s services to the Company or an Affiliate, such that the Participant will not be required to make any payment to the Company (other than such services) with respect to the grant or vesting of the RSU Award, or the issuance of any shares of Common Stock pursuant to the RSU Award. If, at the time of grant, the Board determines that any consideration must be paid by the Participant (in a form other than the Participant’s services to the Company or an Affiliate) upon the issuance of any shares of Common Stock in settlement of the RSU Award, such consideration may be paid in any form of consideration as the Board may determine and permissible under Applicable Law.

(iii)             Vesting. The Board may impose such restrictions on or conditions to the vesting of a Restricted Stock Award or RSU Award as determined by the Board. Except as otherwise provided in the Award Agreement or other written agreement between a Participant and the Company or an Affiliate, vesting of Restricted Stock Awards and RSU Awards will cease upon termination of the Participant’s Continuous Service.

(iv)              Termination of Continuous Service. Except as otherwise provided in the Award Agreement or other written agreement between a Participant and the Company or an Affiliate, if a Participant’s Continuous Service terminates for any reason, (i) the Company may receive through a forfeiture condition or a repurchase right any or all of the shares of Common Stock held by the Participant under his or her Restricted Stock Award that have not vested as of the date of such termination as set forth in the Restricted Stock Award Agreement and the Participant will have no further right, title or interest in the Restricted Stock Award, the shares of Common Stock subject to the Restricted Stock Award, or any consideration in respect of the Restricted Stock Award and (ii) any portion of his or her RSU Award that has not vested will be forfeited upon such termination and the Participant will have no further right, title or interest in the RSU Award, the shares of Common Stock issuable pursuant to the RSU Award, or any consideration in respect of the RSU Award.

(v)                Dividends and Dividend Equivalents. Dividends or dividend equivalents may be paid or credited, as applicable, with respect to any shares of Common Stock subject to a Restricted Stock Award or RSU Award, as determined by the Board and specified in the Award Agreement.

(vi)              Settlement of RSU Awards. A RSU Award may be settled by the issuance of shares of Common Stock or cash (or any combination thereof) or in any other form of payment, as determined by the Board and specified in the RSU Award Agreement. At the time of grant, the Board may determine to impose such restrictions or conditions that delay such delivery to a date following the vesting of the RSU Award.

(b)               Performance Awards. With respect to any Performance Award, the length of any Performance Period, the Performance Goals to be achieved during the Performance Period, the other terms and conditions of such Award, and the measure of whether and to what degree such Performance Goals have been attained will be determined by the Board.

(c)                Other Awards. Other Awards may be granted either alone or in addition to Awards provided for under Section 4 and the preceding provisions of this Section 5. Subject to the provisions of the Plan, the Board will have sole and complete discretion to determine the persons to whom and the time or times at which such Other Awards will be granted, the number of shares of Common Stock (or the cash equivalent thereof) to be granted pursuant to such Other Awards and all other terms and conditions of such Other Awards.

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6.                   Adjustments upon Changes in Common Stock; Other Corporate Events.

(a)                Capitalization Adjustments. In the event of a Capitalization Adjustment, the Board shall appropriately and proportionately adjust: (i) the class(es) and maximum number of shares of Common Stock subject to the Plan, (ii) the class(es) and maximum number of shares that may be issued pursuant to the exercise of Incentive Stock Options pursuant to Section 2(b), and (iii) the class(es) and number of securities and exercise price, strike price or purchase price of Common Stock subject to outstanding Awards. The Board shall make such adjustments, and its determination shall be final, binding and conclusive. Notwithstanding the foregoing, no fractional shares or rights for fractional shares of Common Stock shall be created in order to implement any Capitalization Adjustment. The Board shall determine an appropriate equivalent benefit, if any, for any fractional shares or rights to fractional shares that might be created by the adjustments referred to in the preceding provisions of this Section.

(b)               Dissolution or Liquidation. Except as otherwise provided in the Award Agreement, in the event of a dissolution or liquidation of the Company, all outstanding Awards (other than Awards consisting of vested and outstanding shares of Common Stock not subject to a forfeiture condition or the Company’s right of repurchase) will terminate immediately prior to the completion of such dissolution or liquidation, and the shares of Common Stock subject to the Company’s repurchase rights or subject to a forfeiture condition may be repurchased or reacquired by the Company notwithstanding the fact that the holder of such Award is providing Continuous Service; provided, however, that the Board may determine to cause some or all Awards to become fully vested, exercisable and/or no longer subject to repurchase or forfeiture (to the extent such Awards have not previously expired or terminated) before the dissolution or liquidation is completed but contingent on its completion.

(c)                Corporate Transaction. The following provisions will apply to Awards in the event of a Corporate Transaction unless otherwise provided in the instrument evidencing the Award or any other written agreement between the Company or any Affiliate and the Participant or unless otherwise expressly provided by the Board at the time of grant of an Award.

(i)                 Awards May Be Assumed. In the event of a Corporate Transaction, any surviving corporation or acquiring corporation (or the surviving or acquiring corporation’s parent company) may assume or continue any or all Awards outstanding under the Plan or may substitute similar awards for Awards outstanding under the Plan (including but not limited to, awards to acquire the same consideration paid to the stockholders of the Company pursuant to the Corporate Transaction), and any reacquisition or repurchase rights held by the Company in respect of Common Stock issued pursuant to Awards may be assigned by the Company to the successor of the Company (or the successor’s parent company, if any), in connection with such Corporate Transaction. A surviving corporation or acquiring corporation (or its parent) may choose to assume or continue only a portion of an Award or substitute a similar award for only a portion of an Award, or may choose to assume or continue the Awards held by some, but not all Participants. The terms of any assumption, continuation or substitution will be set by the Board.

(ii)               Awards Held by Current Participants. In the event of a Corporate Transaction in which the surviving corporation or acquiring corporation (or its parent company) does not assume or continue such outstanding Awards or substitute similar awards for such outstanding Awards, then with respect to Awards that have not been assumed, continued or substituted and that are held by Participants whose Continuous Service has not terminated prior to the effective time of the Corporate Transaction (referred to as the “Current Participants”), the vesting of such Awards (and, with respect to Options and Stock Appreciation Rights, the time when such Awards may be exercised) will be accelerated in full to a date prior to the effective time of such Corporate Transaction (contingent upon the effectiveness of the Corporate Transaction) as the Board determines (or, if the Board does not determine such a date, to the date that is five days prior to the effective time of the Corporate Transaction), and such Awards will terminate if not exercised (if applicable) at or prior to the effective time of the Corporate Transaction, and any reacquisition or repurchase rights held by the Company with respect to such Awards will lapse (contingent upon the effectiveness of the Corporate Transaction). With respect to the vesting of Performance Awards that will accelerate upon the occurrence of a Corporate Transaction pursuant to this subsection (ii) and that have multiple vesting levels depending on the level of performance, unless otherwise provided in the Award Agreement, the vesting of such Performance Awards will accelerate at 100% of the target level upon the occurrence of the Corporate Transaction in which the Awards are not assumed in accordance with Section 6(c)(i). With respect to the vesting of Awards that will accelerate upon the occurrence of a Corporate Transaction pursuant to this subsection (ii) and are settled in the form of a cash payment, such cash payment will be made no later than 30 days following the occurrence of the Corporate Transaction or such later date as required to comply with Section 409A of the Code.

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(iii)             Awards Held by Persons other than Current Participants. In the event of a Corporate Transaction in which the surviving corporation or acquiring corporation (or its parent company) does not assume or continue such outstanding Awards or substitute similar awards for such outstanding Awards, then with respect to Awards that have not been assumed, continued or substituted and that are held by persons other than Current Participants, such Awards will terminate if not exercised (if applicable) prior to the occurrence of the Corporate Transaction; provided, however, that any reacquisition or repurchase rights held by the Company with respect to such Awards will not terminate and may continue to be exercised notwithstanding the Corporate Transaction.

(iv)              Payment for Awards in Lieu of Exercise. Notwithstanding the foregoing, in the event an Award will terminate if not exercised prior to the effective time of a Corporate Transaction, the Board may provide, in its sole discretion, that the holder of such Award may not exercise such Award but will receive a payment, in such form as may be determined by the Board, equal in value, at the effective time, to the excess, if any, of (1) the value of the property the Participant would have received upon the exercise of the Award (including, at the discretion of the Board, any unvested portion of such Award), over (2) any exercise price payable by such holder in connection with such exercise.

(d)               Appointment of Stockholder Representative. As a condition to the receipt of an Award under this Plan, a Participant will be deemed to have agreed that the Award will be subject to the terms of any agreement governing a Corporate Transaction involving the Company, including, without limitation, a provision for the appointment of a stockholder representative that is authorized to act on the Participant’s behalf with respect to any escrow, indemnities and any contingent consideration.

(e)                No Restriction on Right to Undertake Transactions. The grant of any Award under the Plan and the issuance of shares pursuant to any Award does not affect or restrict in any way the right or power of the Company or the stockholders of the Company to make or authorize any adjustment, recapitalization, reorganization or other change in the Company’s capital structure or its business, any merger or consolidation of the Company, any issue of stock or of options, rights or options to purchase stock or of bonds, debentures, preferred or prior preference stocks whose rights are superior to or affect the Common Stock or the rights thereof or which are convertible into or exchangeable for Common Stock, or the dissolution or liquidation of the Company, or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar character or otherwise.

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7.                   Administration.

(a)                Administration by Board. The Board will administer the Plan unless and until the Board delegates administration of the Plan to a Committee or Committees, as provided in subsection (c) below.

(b)               Powers of Board. The Board will have the power, subject to, and within the limitations of, the express provisions of the Plan:

(i)                 To determine from time to time: (1) which of the persons eligible under the Plan will be granted Awards; (2) when and how each Award will be granted; (3) what type or combination of types of Award will be granted; (4) the provisions of each Award granted (which need not be identical), including the time or times when a person will be permitted to receive an issuance of Common Stock or other payment pursuant to an Award; (5) the number of shares of Common Stock or cash equivalent with respect to which an Award will be granted to each such person; (6) the Fair Market Value applicable to an Award; and (7) the terms of any Performance Award that is not valued in whole or in part by reference to, or otherwise based on, the Common Stock, including the amount of cash payment or other property that may be earned and the timing of payment.

(ii)               To construe and interpret the Plan and Awards granted under it, and to establish, amend and revoke rules and regulations for its administration. The Board, in the exercise of this power, may correct any defect, omission or inconsistency in the Plan or in any Award Agreement, in a manner and to the extent it deems necessary or expedient to make the Plan or Award fully effective.

(iii)             To settle all controversies regarding the Plan and Awards granted under it.

(iv)              To accelerate the time at which an Award may first be exercised or the time during which an Award or any part thereof will vest, notwithstanding the provisions in the Award Agreement stating the time at which it may first be exercised or the time during which it will vest.

(v)                To prohibit the exercise of any Option, SAR or other exercisable Award during a period of up to 30 days prior to the consummation of any pending stock dividend, stock split, combination or exchange of shares, merger, consolidation or other distribution (other than normal cash dividends) of Company assets to stockholders, or any other change affecting the shares of Common Stock or the share price of the Common Stock including any Corporate Transaction, for reasons of administrative convenience.

(vi)              To suspend or terminate the Plan at any time. Suspension or termination of the Plan will not Materially Impair rights and obligations under any Award granted while the Plan is in effect except with the written consent of the affected Participant.

(vii)            To amend the Plan in any respect the Board deems necessary or advisable; provided, however, that stockholder approval will be required for any amendment to the extent required by Applicable Law. Except as provided above, rights under any Award granted before amendment of the Plan will not be Materially Impaired by any amendment of the Plan unless (1) the Company requests the consent of the affected Participant, and (2) such Participant consents in writing.

(viii)          To submit any amendment to the Plan for stockholder approval.

(ix)              To approve forms of Award Agreements for use under the Plan and to amend the terms of any one or more Awards, including, but not limited to, amendments to provide terms more favorable to the Participant than previously provided in the Award Agreement, subject to any specified limits in the Plan that are not subject to Board discretion; provided however, that, a Participant’s rights under any Award will not be Materially Impaired by any such amendment unless (1) the Company requests the consent of the affected Participant, and (2) such Participant consents in writing.

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(x)                Generally, to exercise such powers and to perform such acts as the Board deems necessary or expedient to promote the best interests of the Company and that are not in conflict with the provisions of the Plan or Awards.

(xi)              To adopt such procedures and sub-plans as are necessary or appropriate to permit and facilitate participation in the Plan by, or take advantage of specific tax treatment for Awards granted to, Employees, Directors or Consultants who are foreign nationals or employed outside the United States (provided that Board approval will not be necessary for immaterial modifications to the Plan or any Award Agreement to ensure or facilitate compliance with the laws of the relevant foreign jurisdiction).

(xii)            To effect, at any time and from time to time, subject to the consent of any Participant whose Award is Materially Impaired by such action, (1) the reduction of the exercise price (or strike price) of any outstanding Option or SAR; (2) the cancellation of any outstanding Option or SAR and the grant in substitution therefor of (A) a new Option, SAR, Restricted Stock Award, RSU Award or Other Award, under the Plan or another equity plan of the Company, covering the same or a different number of shares of Common Stock, (B) cash and/or (C) other valuable consideration (as determined by the Board); or (3) any other action that is treated as a repricing under generally accepted accounting principles.

(c)                Delegation to Committee.

(i)                 General. The Board may delegate some or all of the administration of the Plan to a Committee or Committees. If administration of the Plan is delegated to a Committee, the Committee will have, in connection with the administration of the Plan, the powers theretofore possessed by the Board that have been delegated to the Committee, including the power to delegate to another Committee or a subcommittee of the Committee any of the administrative powers the Committee is authorized to exercise (and references in this Plan to the Board will thereafter be to the Committee or subcommittee), subject, however, to such resolutions, not inconsistent with the provisions of the Plan, as may be adopted from time to time by the Board. Each Committee may retain the authority to concurrently administer the Plan with Committee or subcommittee to which it has delegated its authority hereunder and may, at any time, revest in such Committee some or all of the powers previously delegated. The Board may retain the authority to concurrently administer the Plan with any Committee and may, at any time, revest in the Board some or all of the powers previously delegated.

(ii)               Rule 16b-3 Compliance. To the extent an Award is intended to qualify for the exemption from Section 16(b) of the Exchange Act that is available under Rule 16b-3 of the Exchange Act, the Award will be granted by the Board or a Committee that consists solely of two or more Non-Employee Directors, as determined under Rule 16b-3(b)(3) of the Exchange Act and thereafter any action establishing or modifying the terms of the Award will be approved by the Board or a Committee meeting such requirements to the extent necessary for such exemption to remain available.

(d)               Effect of Board’s Decision. All determinations, interpretations and constructions made by the Board or any Committee in good faith will not be subject to review by any person and will be final, binding and conclusive on all persons.

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(e)                Delegation to an Officer. The Board or any Committee may delegate to one or more Officers the authority to do one or both of the following (i) designate Employees who are not Officers to be recipients of Options and SARs (and, to the extent permitted by Applicable Law, other types of Awards) and, to the extent permitted by Applicable Law, the terms thereof, and (ii) determine the number of shares of Common Stock to be subject to such Awards granted to such Employees; provided, however, that the resolutions or charter adopted by the Board or any Committee evidencing such delegation will specify the total number of shares of Common Stock that may be subject to the Awards granted by such Officer and that such Officer may not grant an Award to himself or herself. Any such Awards will be granted on the applicable form of Award Agreement most recently approved for use by the Board or the Committee, unless otherwise provided in the resolutions approving the delegation authority. Notwithstanding anything to the contrary herein, neither the Board nor any Committee may delegate to an Officer who is acting solely in the capacity of an Officer (and not also as a Director) the authority to determine the Fair Market Value.

8.                   Tax Withholding

(a)                Withholding Authorization. As a condition to acceptance of any Award under the Plan, a Participant authorizes withholding from payroll and any other amounts payable to such Participant, and otherwise agree to make adequate provision for (including), any sums required to satisfy any U.S. federal, state, local and/or foreign tax or social insurance contribution withholding obligations of the Company or an Affiliate, if any, which arise in connection with the exercise, vesting or settlement of such Award, as applicable. Accordingly, a Participant may not be able to exercise an Award even though the Award is vested, and the Company shall have no obligation to issue shares of Common Stock subject to an Award, unless and until such obligations are satisfied.

(b)               Satisfaction of Withholding Obligation. To the extent permitted by the terms of an Award Agreement, the Company may, in its sole discretion, satisfy any U.S. federal, state, local and/or foreign tax or social insurance withholding obligation relating to an Award by any of the following means or by a combination of such means: (i) causing the Participant to tender a cash payment; (ii) withholding shares of Common Stock from the shares of Common Stock issued or otherwise issuable to the Participant in connection with the Award; (iii) withholding cash from an Award settled in cash; (iv) withholding payment from any amounts otherwise payable to the Participant; (v) by allowing a Participant to effectuate a “cashless exercise” pursuant to a program developed under Regulation T as promulgated by the Federal Reserve Board, or (vi) by such other method as may be set forth in the Award Agreement.

(c)                No Obligation to Notify or Minimize Taxes; No Liability to Claims. Except as required by Applicable Law the Company has no duty or obligation to any Participant to advise such holder as to the time or manner of exercising such Award. Furthermore, the Company has no duty or obligation to warn or otherwise advise such holder of a pending termination or expiration of an Award or a possible period in which the Award may not be exercised. The Company has no duty or obligation to minimize the tax consequences of an Award to the holder of such Award and will not be liable to any holder of an Award for any adverse tax consequences to such holder in connection with an Award. As a condition to accepting an Award under the Plan, each Participant (i) agrees to not make any claim against the Company, or any of its Officers, Directors, Employees or Affiliates related to tax liabilities arising from such Award or other Company compensation and (ii) acknowledges that such Participant was advised to consult with his or her own personal tax, financial and other legal advisors regarding the tax consequences of the Award and has either done so or knowingly and voluntarily declined to do so. Additionally, each Participant acknowledges any Option or SAR granted under the Plan is exempt from Section 409A only if the exercise or strike price is at least equal to the “fair market value” of the Common Stock on the date of grant as determined by the Internal Revenue Service and there is no other impermissible deferral of compensation associated with the Award. Additionally, as a condition to accepting an Option or SAR granted under the Plan, each Participant agrees not make any claim against the Company, or any of its Officers, Directors, Employees or Affiliates in the event that the Internal Revenue Service asserts that such exercise price or strike price is less than the “fair market value” of the Common Stock on the date of grant as subsequently determined by the Internal Revenue Service.

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(d)               Withholding Indemnification. As a condition to accepting an Award under the Plan, in the event that the amount of the Company’s and/or its Affiliate’s withholding obligation in connection with such Award was greater than the amount actually withheld by the Company and/or its Affiliates, each Participant agrees to indemnify and hold the Company and/or its Affiliates harmless from any failure by the Company and/or its Affiliates to withhold the proper amount.

9.                   Miscellaneous.

(a)                Source of Shares. The stock issuable under the Plan will be shares of authorized but unissued or reacquired Common Stock, including shares repurchased by the Company on the open market or otherwise.

(b)               Use of Proceeds from Sales of Common Stock. Proceeds from the sale of shares of Common Stock pursuant to Awards will constitute general funds of the Company.

(c)                Corporate Action Constituting Grant of Awards. Corporate action constituting a grant by the Company of an Award to any Participant will be deemed completed as of the date of such corporate action, unless otherwise determined by the Board, regardless of when the instrument, certificate, or letter evidencing the Award is communicated to, or actually received or accepted by, the Participant. In the event that the corporate records (e.g., Board consents, resolutions or minutes) documenting the corporate action approving the grant contain terms (e.g., exercise price, vesting schedule or number of shares) that are inconsistent with those in the Award Agreement or related grant documents as a result of a clerical error in the Award Agreement or related grant documents, the corporate records will control and the Participant will have no legally binding right to the incorrect term in the Award Agreement or related grant documents.

(d)               Stockholder Rights. No Participant will be deemed to be the holder of, or to have any of the rights of a holder with respect to, any shares of Common Stock subject to such Award unless and until (i) such Participant has satisfied all requirements for exercise of the Award pursuant to its terms, if applicable, and (ii) the issuance of the Common Stock subject to such Award is reflected in the records of the Company.

(e)                No Employment or Other Service Rights. Nothing in the Plan, any Award Agreement or any other instrument executed thereunder or in connection with any Award granted pursuant thereto will confer upon any Participant any right to continue to serve the Company or an Affiliate in the capacity in effect at the time the Award was granted or affect the right of the Company or an Affiliate to terminate at will and without regard to any future vesting opportunity that a Participant may have with respect to any Award (i) the employment of an Employee with or without notice and with or without cause, (ii) the service of a Consultant pursuant to the terms of such Consultant’s agreement with the Company or an Affiliate, or (iii) the service of a Director pursuant to the Bylaws of the Company or an Affiliate, and any applicable provisions of the corporate law of the state or foreign jurisdiction in which the Company or the Affiliate is incorporated, as the case may be. Further, nothing in the Plan, any Award Agreement or any other instrument executed thereunder or in connection with any Award will constitute any promise or commitment by the Company or an Affiliate regarding the fact or nature of future positions, future work assignments, future compensation or any other term or condition of employment or service or confer any right or benefit under the Award or the Plan unless such right or benefit has specifically accrued under the terms of the Award Agreement and/or Plan.

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(f)                 Change in Time Commitment. In the event a Participant’s regular level of time commitment in the performance of his or her services for the Company and any Affiliates is reduced (for example, and without limitation, if the Participant is an Employee of the Company and the Employee has a change in status from a full-time Employee to a part-time Employee or takes an extended leave of absence) after the date of grant of any Award to the Participant, the Board may determine, to the extent permitted by Applicable Law, to (i) make a corresponding reduction in the number of shares or cash amount subject to any portion of such Award that is scheduled to vest or become payable after the date of such change in time commitment, and (ii) in lieu of or in combination with such a reduction, extend the vesting or payment schedule applicable to such Award. In the event of any such reduction, the Participant will have no right with respect to any portion of the Award that is so reduced or extended.

(g)                Execution of Additional Documents. As a condition to accepting an Award under the Plan, the Participant agrees to execute any additional documents or instruments necessary or desirable, as determined in the Plan Administrator’s sole discretion, to carry out the purposes or intent of the Award, or facilitate compliance with securities and/or other regulatory requirements, in each case at the Plan Administrator’s request.

(h)               Electronic Delivery and Participation. Any reference herein or in an Award Agreement to a “written” agreement or document will include any agreement or document delivered electronically, filed publicly at www.sec.gov (or any successor website thereto) or posted on the Company’s intranet (or other shared electronic medium controlled by the Company to which the Participant has access). By accepting any Award the Participant consents to receive documents by electronic delivery and to participate in the Plan through any on-line electronic system established and maintained by the Plan Administrator or another third party selected by the Plan Administrator. The form of delivery of any Common Stock (e.g., a stock certificate or electronic entry evidencing such shares) shall be determined by the Company.

(i)                 Clawback/Recovery. All Awards granted under the Plan will be subject to recoupment in accordance with any clawback policy that the Company is required to adopt pursuant to the listing standards of any national securities exchange or association on which the Company’s securities are listed or as is otherwise required by the Dodd-Frank Wall Street Reform and Consumer Protection Act or other Applicable Law and any clawback policy that the Company otherwise adopts, to the extent applicable and permissible under Applicable Law. In addition, the Board may impose such other clawback, recovery or recoupment provisions in an Award Agreement as the Board determines necessary or appropriate, including but not limited to a reacquisition right in respect of previously acquired shares of Common Stock or other cash or property upon the occurrence of Cause. No recovery of compensation under such a clawback policy will be an event giving rise to a Participant’s right to voluntary terminate employment upon a “resignation for good reason,” or for a “constructive termination” or any similar term under any plan of or agreement with the Company.

(j)                 Securities Law Compliance. A Participant will not be issued any shares in respect of an Award unless either (i) the shares are registered under the Securities Act; or (ii) the Company has determined that such issuance would be exempt from the registration requirements of the Securities Act. Each Award also must comply with other Applicable Law governing the Award, and a Participant will not receive such shares if the Company determines that such receipt would not be in material compliance with Applicable Law.

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(k)               Transfer or Assignment of Awards; Issued Shares. Except as expressly provided in the Plan or the form of Award Agreement, Awards granted under the Plan may not be transferred or assigned by the Participant. After the vested shares subject to an Award have been issued, or in the case of Restricted Stock and similar awards, after the issued shares have vested, the holder of such shares is free to assign, hypothecate, donate, encumber or otherwise dispose of any interest in such shares provided that any such actions are in compliance with the provisions herein, the terms of the Trading Policy and Applicable Law.

(l)                 Effect on Other Employee Benefit Plans. The value of any Award granted under the Plan, as determined upon grant, vesting or settlement, shall not be included as compensation, earnings, salaries, or other similar terms used when calculating any Participant’s benefits under any employee benefit plan sponsored by the Company or any Affiliate, except as such plan otherwise expressly provides. The Company expressly reserves its rights to amend, modify, or terminate any of the Company's or any Affiliate's employee benefit plans.

(m)             Deferrals. To the extent permitted by Applicable Law, the Board, in its sole discretion, may determine that the delivery of Common Stock or the payment of cash, upon the exercise, vesting or settlement of all or a portion of any Award may be deferred and may also establish programs and procedures for deferral elections to be made by Participants. Deferrals will be made in accordance with the requirements of Section 409A.

(n)               Section 409A. Unless otherwise expressly provided for in an Award Agreement, the Plan and Award Agreements will be interpreted to the greatest extent possible in a manner that makes the Plan and the Awards granted hereunder exempt from Section 409A, and, to the extent not so exempt, in compliance with the requirements of Section 409A. If the Board determines that any Award granted hereunder is not exempt from and is therefore subject to Section 409A, the Award Agreement evidencing such Award will incorporate the terms and conditions necessary to avoid the consequences specified in Section 409A(a)(1) of the Code, and to the extent an Award Agreement is silent on terms necessary for compliance, such terms are hereby incorporated by reference into the Award Agreement. Notwithstanding anything to the contrary in this Plan (and unless the Award Agreement specifically provides otherwise), if the shares of Common Stock are publicly traded, and if a Participant holding an Award that constitutes “deferred compensation” under Section 409A is a “specified employee” for purposes of Section 409A, no distribution or payment of any amount that is due because of a “separation from service” (as defined in Section 409A without regard to alternative definitions thereunder) will be issued or paid before the date that is six months and one day following the date of such Participant’s “separation from service” or, if earlier, the date of the Participant’s death, unless such distribution or payment can be made in a manner that complies with Section 409A, and any amounts so deferred will be paid in a lump sum on the day after such six month period elapses, with the balance paid thereafter on the original schedule.

(o)                Choice of Law. This Plan and any controversy arising out of or relating to this Plan shall be governed by, and construed in accordance with, the internal laws of the State of Delaware, without regard to conflict of law principles that would result in any application of any law other than the law of the State of Delaware.

10.               Covenants of the Company.

(a)                Compliance with Law. The Company will seek to obtain from each regulatory commission or agency, as may be deemed to be necessary, having jurisdiction over the Plan such authority as may be required to grant Awards and to issue and sell shares of Common Stock upon exercise or vesting of the Awards; provided, however, that this undertaking will not require the Company to register under the Securities Act the Plan, any Award or any Common Stock issued or issuable pursuant to any such Award. If, after reasonable efforts and at a reasonable cost, the Company is unable to obtain from any such regulatory commission or agency the authority that counsel for the Company deems necessary or advisable for the lawful issuance and sale of Common Stock under the Plan, the Company will be relieved from any liability for failure to issue and sell Common Stock upon exercise or vesting of such Awards unless and until such authority is obtained. A Participant is not eligible for the grant of an Award or the subsequent issuance of Common Stock pursuant to the Award if such grant or issuance would be in violation of any Applicable Law.

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11.               Additional Rules for Awards Subject to Section 409A.

(a)                Application. Unless the provisions of this Section of the Plan are expressly superseded by the provisions in the form of Award Agreement, the provisions of this Section shall apply and shall supersede anything to the contrary set forth in the Award Agreement for a Non-Exempt Award.

(b)               Non-Exempt Awards Subject to Non-Exempt Severance Arrangements. To the extent a Non-Exempt Award is subject to Section 409A due to application of a Non-Exempt Severance Arrangement, the following provisions of this subsection (b) apply.

(i)                 If the Non-Exempt Award vests in the ordinary course during the Participant’s Continuous Service in accordance with the vesting schedule set forth in the Award Agreement, and does not accelerate vesting under the terms of a Non-Exempt Severance Arrangement, in no event will the shares be issued in respect of such Non-Exempt Award any later than the later of: (i) December 31st of the calendar year that includes the applicable vesting date, or (ii) the 60th day that follows the applicable vesting date.

(ii)               If vesting of the Non-Exempt Award accelerates under the terms of a Non-Exempt Severance Arrangement in connection with the Participant’s Separation from Service, and such vesting acceleration provisions were in effect as of the date of grant of the Non-Exempt Award and, therefore, are part of the terms of such Non-Exempt Award as of the date of grant, then the shares will be earlier issued in settlement of such Non-Exempt Award upon the Participant’s Separation from Service in accordance with the terms of the Non-Exempt Severance Arrangement, but in no event later than the 60th day that follows the date of the Participant’s Separation from Service. However, if at the time the shares would otherwise be issued the Participant is subject to the distribution limitations contained in Section 409A applicable to “specified employees,” as defined in Section 409A(a)(2)(B)(i) of the Code, such shares shall not be issued before the date that is six months following the date of such Participant’s Separation from Service, or, if earlier, the date of the Participant’s death that occurs within such six month period.

(iii)             If vesting of a Non-Exempt Award accelerates under the terms of a Non-Exempt Severance Arrangement in connection with a Participant’s Separation from Service, and such vesting acceleration provisions were not in effect as of the date of grant of the Non-Exempt Award and, therefore, are not a part of the terms of such Non-Exempt Award on the date of grant, then such acceleration of vesting of the Non-Exempt Award shall not accelerate the issuance date of the shares, but the shares shall instead be issued on the same schedule as set forth in the Grant Notice as if they had vested in the ordinary course during the Participant’s Continuous Service, notwithstanding the vesting acceleration of the Non-Exempt Award. Such issuance schedule is intended to satisfy the requirements of payment on a specified date or pursuant to a fixed schedule, as provided under Treasury Regulations Section 1.409A-3(a)(4).

(c)                Treatment of Non-Exempt Awards Upon a Corporate Transaction for Employees and Consultants. The provisions of this subsection (c) shall apply and shall supersede anything to the contrary set forth in the Plan with respect to the permitted treatment of any Non-Exempt Award in connection with a Corporate Transaction if the Participant was either an Employee or Consultant upon the applicable date of grant of the Non-Exempt Award.

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(i)                 Vested Non-Exempt Awards. The following provisions shall apply to any Vested Non-Exempt Award in connection with a Corporate Transaction:

(1)               If the Corporate Transaction is also a Section 409A Change in Control then the Acquiring Entity may not assume, continue or substitute the Vested Non-Exempt Award. Upon the Section 409A Change in Control the settlement of the Vested Non-Exempt Award will automatically be accelerated and the shares will be immediately issued in respect of the Vested Non-Exempt Award. Alternatively, the Company may instead provide that the Participant will receive a cash settlement equal to the Fair Market Value of the shares that would otherwise be issued to the Participant upon the Section 409A Change in Control.

(2)               If the Corporate Transaction is not also a Section 409A Change in Control, then the Acquiring Entity must either assume, continue or substitute each Vested Non-Exempt Award. The shares to be issued in respect of the Vested Non-Exempt Award shall be issued to the Participant by the Acquiring Entity on the same schedule that the shares would have been issued to the Participant if the Corporate Transaction had not occurred. In the Acquiring Entity’s discretion, in lieu of an issuance of shares, the Acquiring Entity may instead substitute a cash payment on each applicable issuance date, equal to the Fair Market Value of the shares that would otherwise be issued to the Participant on such issuance dates, with the determination of the Fair Market Value of the shares made on the date of the Corporate Transaction.

(ii)               Unvested Non-Exempt Awards. The following provisions shall apply to any Unvested Non-Exempt Award unless otherwise determined by the Board pursuant to subsection (e) of this Section.

(1)               In the event of a Corporate Transaction, the Acquiring Entity shall assume, continue or substitute any Unvested Non-Exempt Award. Unless otherwise determined by the Board, any Unvested Non-Exempt Award will remain subject to the same vesting and forfeiture restrictions that were applicable to the Award prior to the Corporate Transaction. The shares to be issued in respect of any Unvested Non-Exempt Award shall be issued to the Participant by the Acquiring Entity on the same schedule that the shares would have been issued to the Participant if the Corporate Transaction had not occurred. In the Acquiring Entity’s discretion, in lieu of an issuance of shares, the Acquiring Entity may instead substitute a cash payment on each applicable issuance date, equal to the Fair Market Value of the shares that would otherwise be issued to the Participant on such issuance dates, with the determination of Fair Market Value of the shares made on the date of the Corporate Transaction.

(2)               If the Acquiring Entity will not assume, substitute or continue any Unvested Non-Exempt Award in connection with a Corporate Transaction, then such Award shall automatically terminate and be forfeited upon the Corporate Transaction with no consideration payable to any Participant in respect of such forfeited Unvested Non-Exempt Award. Notwithstanding the foregoing, to the extent permitted and in compliance with the requirements of Section 409A, the Board may in its discretion determine to elect to accelerate the vesting and settlement of the Unvested Non-Exempt Award upon the Corporate Transaction, or instead substitute a cash payment equal to the Fair Market Value of such shares that would otherwise be issued to the Participant, as further provided in subsection (e)(ii) below. In the absence of such discretionary election by the Board, any Unvested Non-Exempt Award shall be forfeited without payment of any consideration to the affected Participants if the Acquiring Entity will not assume, substitute or continue the Unvested Non-Exempt Awards in connection with the Corporate Transaction.

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(3)               The foregoing treatment shall apply with respect to all Unvested Non-Exempt Awards upon any Corporate Transaction, and regardless of whether or not such Corporate Transaction is also a Section 409A Change in Control.

(d)               Treatment of Non-Exempt Awards Upon a Corporate Transaction for Non-Employee Directors. The following provisions of this subsection (d) shall apply and shall supersede anything to the contrary that may be set forth in the Plan with respect to the permitted treatment of a Non-Exempt Director Award in connection with a Corporate Transaction.

(i)                 If the Corporate Transaction is also a Section 409A Change in Control then the Acquiring Entity may not assume, continue or substitute the Non-Exempt Director Award. Upon the Section 409A Change in Control the vesting and settlement of any Non-Exempt Director Award will automatically be accelerated and the shares will be immediately issued to the Participant in respect of the Non-Exempt Director Award. Alternatively, the Company may provide that the Participant will instead receive a cash settlement equal to the Fair Market Value of the shares that would otherwise be issued to the Participant upon the Section 409A Change in Control pursuant to the preceding provision.

(ii)               If the Corporate Transaction is not also a Section 409A Change in Control, then the Acquiring Entity must either assume, continue or substitute the Non-Exempt Director Award. Unless otherwise determined by the Board, the Non-Exempt Director Award will remain subject to the same vesting and forfeiture restrictions that were applicable to the Award prior to the Corporate Transaction. The shares to be issued in respect of the Non-Exempt Director Award shall be issued to the Participant by the Acquiring Entity on the same schedule that the shares would have been issued to the Participant if the Corporate Transaction had not occurred. In the Acquiring Entity’s discretion, in lieu of an issuance of shares, the Acquiring Entity may instead substitute a cash payment on each applicable issuance date, equal to the Fair Market Value of the shares that would otherwise be issued to the Participant on such issuance dates, with the determination of Fair Market Value made on the date of the Corporate Transaction.

(e)                If the RSU Award is a Non-Exempt Award, then the provisions in this Section 11(e) shall apply and supersede anything to the contrary that may be set forth in the Plan or the Award Agreement with respect to the permitted treatment of such Non-Exempt Award:

(i)                 Any exercise by the Board of discretion to accelerate the vesting of a Non-Exempt Award shall not result in any acceleration of the scheduled issuance dates for the shares in respect of the Non-Exempt Award unless earlier issuance of the shares upon the applicable vesting dates would be in compliance with the requirements of Section 409A.

(ii)               The Company explicitly reserves the right to earlier settle any Non-Exempt Award to the extent permitted and in compliance with the requirements of Section 409A, including pursuant to any of the exemptions available in Treasury Regulations Section 1.409A-3(j)(4)(ix).

(iii)             To the extent the terms of any Non-Exempt Award provide that it will be settled upon a Change in Control or Corporate Transaction, to the extent it is required for compliance with the requirements of Section 409A, the Change in Control or Corporate Transaction event triggering settlement must also constitute a Section 409A Change in Control. To the extent the terms of a Non-Exempt Award provides that it will be settled upon a termination of employment or termination of Continuous Service, to the extent it is required for compliance with the requirements of Section 409A, the termination event triggering settlement must also constitute a Separation From Service. However, if at the time the shares would otherwise be issued to a Participant in connection with a “separation from service” such Participant is subject to the distribution limitations contained in Section 409A applicable to “specified employees,” as defined in Section 409A(a)(2)(B)(i) of the Code, such shares shall not be issued before the date that is six months following the date of the Participant’s Separation From Service, or, if earlier, the date of the Participant’s death that occurs within such six month period.

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(iv)              The provisions in this subsection (e) for delivery of the shares in respect of the settlement of a RSU Award that is a Non-Exempt Award are intended to comply with the requirements of Section 409A so that the delivery of the shares to the Participant in respect of such Non-Exempt Award will not trigger the additional tax imposed under Section 409A, and any ambiguities herein will be so interpreted.

12.               Severability.

If all or any part of the Plan or any Award Agreement is declared by any court or governmental authority to be unlawful or invalid, such unlawfulness or invalidity shall not invalidate any portion of the Plan or such Award Agreement not declared to be unlawful or invalid. Any Section of the Plan or any Award Agreement (or part of such a Section) so declared to be unlawful or invalid shall, if possible, be construed in a manner which will give effect to the terms of such Section or part of a Section to the fullest extent possible while remaining lawful and valid.

13.               Termination of the Plan.

The Board may suspend or terminate the Plan at any time. No Incentive Stock Options may be granted after the tenth anniversary of the earlier of: (i) the Adoption Date, or (ii) the date the Plan is approved by the Company’s stockholders. No Awards may be granted under the Plan while the Plan is suspended or after it is terminated.

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14.               Definitions.

As used in the Plan, the following definitions apply to the capitalized terms indicated below:

(a)                “Acquiring Entity” means the surviving or acquiring corporation (or its parent company) in connection with a Corporate Transaction.

(b)               “Adoption Date” means the date the Plan is first approved by the Board or Compensation Committee.

(c)                “Affiliate” means, at the time of determination, any “parent” or “subsidiary” of the Company as such terms are defined in Rule 405 promulgated under the Securities Act. The Board may determine the time or times at which “parent” or “subsidiary” status is determined within the foregoing definition.

(d)               “Applicable Law” means any applicable securities, federal, state, foreign, material local or municipal or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, listing rule, regulation, judicial decision, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body (including under the authority of any applicable self-regulating organization such as the Nasdaq Stock Market, New York Stock Exchange, or the Financial Industry Regulatory Authority).

(e)                “Award” means any right to receive Common Stock, cash or other property granted under the Plan (including an Incentive Stock Option, a Nonstatutory Stock Option, a Restricted Stock Award, a RSU Award, a SAR, a Performance Award or any Other Award).

(f)                 “Award Agreement” means a written or electronic agreement between the Company and a Participant evidencing the terms and conditions of an Award. The Award Agreement generally consists of the Grant Notice and the agreement containing the written summary of the general terms and conditions applicable to the Award and which is provided, including through electronic means, to a Participant along with the Grant Notice.

(g)                “Board” means the Board of Directors of the Company (or its designee). Any decision or determination made by the Board shall be a decision or determination that is made in the sole discretion of the Board (or its designee), and such decision or determination shall be final and binding on all Participants.

(h)               “Capitalization Adjustment” means any change that is made in, or other events that occur with respect to, the Common Stock subject to the Plan or subject to any Award after the date the Plan is adopted by the Board without the receipt of consideration by the Company through merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, stock split, reverse stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or any similar equity restructuring transaction, as that term is used in Statement of Financial Accounting Standards Board Accounting Standards Codification Topic 718 (or any successor thereto). Notwithstanding the foregoing, the conversion of any convertible securities of the Company will not be treated as a Capitalization Adjustment.

(i)                 “Cause” has the meaning ascribed to such term in any written agreement between a Participant and the Company defining such term and, in the absence of such agreement, such term means, with respect to a Participant, the occurrence of any of the following events: (i) the Participant’s dishonest statements or acts with respect to the Company or any Affiliate of the Company, or any current or prospective customers, suppliers, vendors or other third parties with which such entity does business; (ii) the Participant’s commission of (A) a felony or (B) any misdemeanor involving moral turpitude, deceit, dishonesty or fraud; (iii) the Participant’s failure to perform the Participant’s assigned duties and responsibilities to the reasonable satisfaction of the Company which failure continues, in the reasonable judgment of the Company, after written notice given to the Participant by the Company; (iv) the Participant’s gross negligence, willful misconduct or insubordination with respect to the Company or any affiliate of the Company; or (v) the Participant’s material violation of any provision of any agreement(s) between the Participant and the Company relating to noncompetition, nonsolicitation, nondisclosure and/or assignment of inventions. The determination that a termination of the Participant’s Continuous Service is either for Cause or without Cause will be made by the Board with respect to Participants who are executive officers of the Company and by the Company’s Chief Executive Officer with respect to Participants who are not executive officers of the Company. Any determination by the Company that the Continuous Service of a Participant was terminated with or without Cause for the purposes of outstanding Awards held by such Participant will have no effect upon any determination of the rights or obligations of the Company or such Participant for any other purpose.

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(j)                 “Change in Control” or “Change of Control” means the occurrence, in a single transaction or in a series of related transactions, of any one or more of the following events:

(i)                 any Exchange Act Person becomes the Owner, directly or indirectly, of securities of the Company representing more than 50% of the combined voting power of the Company’s then outstanding securities other than by virtue of a merger, consolidation or similar transaction. Notwithstanding the foregoing, a Change in Control shall not be deemed to occur (A) on account of the acquisition of securities of the Company directly from the Company, (B) on account of the acquisition of securities of the Company by an investor, any affiliate thereof or any other Exchange Act Person that acquires the Company’s securities in a transaction or series of related transactions the primary purpose of which is to obtain financing for the Company through the issuance of equity securities, or (C) solely because the level of Ownership held by any Exchange Act Person (the “Subject Person”) exceeds the designated percentage threshold of the outstanding voting securities as a result of a repurchase or other acquisition of voting securities by the Company reducing the number of shares outstanding, provided that if a Change in Control would occur (but for the operation of this sentence) as a result of the acquisition of voting securities by the Company, and after such share acquisition, the Subject Person becomes the Owner of any additional voting securities that, assuming the repurchase or other acquisition had not occurred, increases the percentage of the then outstanding voting securities Owned by the Subject Person over the designated percentage threshold, then a Change in Control shall be deemed to occur;

(ii)               there is consummated a merger, consolidation or similar transaction involving (directly or indirectly) the Company and, immediately after the consummation of such merger, consolidation or similar transaction, the stockholders of the Company immediately prior thereto do not Own, directly or indirectly, either (A) outstanding voting securities representing more than 50% of the combined outstanding voting power of the Acquiring Entity in such merger, consolidation or similar transaction or (B) more than 50% of the combined outstanding voting power of the parent of the Acquiring Entity in such merger, consolidation or similar transaction, in each case in substantially the same proportions as their Ownership of the outstanding voting securities of the Company immediately prior to such transaction;

(iii)             there is consummated a sale, lease, exclusive license or other disposition of all or substantially all of the consolidated assets of the Company and its Subsidiaries, other than a sale, lease, license or other disposition of all or substantially all of the consolidated assets of the Company and its Subsidiaries to an Entity, more than 50% of the combined voting power of the voting securities of which are Owned by stockholders of the Company in substantially the same proportions as their Ownership of the outstanding voting securities of the Company immediately prior to such sale, lease, license or other disposition; or

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(iv)              individuals who, on the date the Plan is adopted by the Board, are members of the Board (the “Incumbent Board”) cease for any reason to constitute at least a majority of the members of the Board; provided, however, that if the appointment or election (or nomination for election) of any new Board member was approved or recommended by a majority vote of the members of the Incumbent Board then still in office, such new member shall, for purposes of this Plan, be considered as a member of the Incumbent Board.

Notwithstanding the foregoing or any other provision of this Plan, (A) the term Change in Control shall not include a sale of assets, merger or other transaction effected exclusively for the purpose of changing the domicile of the Company, (B) the definition of Change in Control (or any analogous term) in an individual written agreement between the Company or any Affiliate and the Participant shall supersede the foregoing definition with respect to Awards subject to such agreement; provided, however, that if no definition of Change in Control or any analogous term is set forth in such an individual written agreement, the foregoing definition shall apply, and (C) respect to any nonqualified deferred compensation that becomes payable on account of the Change in Control, the transaction or event described in clause (i), (ii), (iii), (iv) or (v) also constitutes a Section 409A Change in Control if required in order for the payment not to violate Section 409A of the Code.

(k)               “Code” means the Internal Revenue Code of 1986, as amended, including any applicable regulations and guidance thereunder.

(l)                 “Committee” means the Compensation Committee and any other committee of one or more Directors to whom authority has been delegated by the Board or Compensation Committee in accordance with the Plan.

(m)             “Common Stock” means the common stock of the Company.

(n)               “Company” means Palisade Bio, Inc., a Delaware corporation.

(o)                “Compensation Committee” means the Compensation Committee of the Board.

(p)               “Consultant” means any person, including an advisor, who is (i) engaged by the Company or an Affiliate to render consulting or advisory services and is compensated for such services, or (ii) serving as a member of the board of directors of an Affiliate and is compensated for such services. However, service solely as a Director, or payment of a fee for such service, will not cause a Director to be considered a “Consultant” for purposes of the Plan. Notwithstanding the foregoing, a person is treated as a Consultant under this Plan only if a Form S-8 Registration Statement under the Securities Act is available to register either the offer or the sale of the Company’s securities to such person.

(q)               “Continuous Service” means that the Participant’s service with the Company or an Affiliate, whether as an Employee, Director or Consultant, is not interrupted or terminated. A change in the capacity in which the Participant renders service to the Company or an Affiliate as an Employee, Director or Consultant or a change in the Entity for which the Participant renders such service, provided that there is no interruption or termination of the Participant’s service with the Company or an Affiliate, will not terminate a Participant’s Continuous Service; provided, however, that if the Entity for which a Participant is rendering services ceases to qualify as an Affiliate, as determined by the Board, such Participant’s Continuous Service will be considered to have terminated on the date such Entity ceases to qualify as an Affiliate. For example, a change in status from an Employee of the Company to a Consultant of an Affiliate or to a Director will not constitute an interruption of Continuous Service. To the extent permitted by law, the Board or the chief executive officer of the Company, in that party’s sole discretion, may determine whether Continuous Service will be considered interrupted in the case of (i) any leave of absence approved by the Board or chief executive officer, including sick leave, military leave or any other personal leave, or (ii) transfers between the Company, an Affiliate, or their successors. Notwithstanding the foregoing, a leave of absence will be treated as Continuous Service for purposes of vesting in an Award only to such extent as may be provided in the Company’s leave of absence policy, in the written terms of any leave of absence agreement or policy applicable to the Participant, or as otherwise required by law. In addition, to the extent required for exemption from or compliance with Section 409A, the determination of whether there has been a termination of Continuous Service will be made, and such term will be construed, in a manner that is consistent with the definition of “separation from service” as defined under Treasury Regulation Section 1.409A-1(h) (without regard to any alternative definition thereunder).

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(r)                “Corporate Transaction” means the consummation, in a single transaction or in a series of related transactions, of any one or more of the following events:

(i)                 a sale or other disposition of all or substantially all, as determined by the Board, of the consolidated assets of the Company and its Subsidiaries;

(ii)               a sale or other disposition of at least 50% of the outstanding securities of the Company;

(iii)             a merger, consolidation or similar transaction following which the Company is not the surviving corporation; or

(iv)           a merger, consolidation or similar transaction following which the Company is the surviving corporation but the shares of Common Stock outstanding immediately preceding the merger, consolidation or similar transaction are converted or exchanged by virtue of the merger, consolidation or similar transaction into other property, whether in the form of securities, cash or otherwise.

Notwithstanding the foregoing or any other provision of this Plan, (A) the term Corporate Transaction shall not include a sale of assets, merger or other transaction effected exclusively for the purpose of changing the domicile of the Company, (B) the definition of Corporate Transaction (or any analogous term) in an individual written agreement between the Company or any Affiliate and the Participant shall supersede the foregoing definition with respect to Awards subject to such agreement; provided, however, that if no definition of Corporate Transaction or any analogous term is set forth in such an individual written agreement, the foregoing definition shall apply, and (C) respect to any nonqualified deferred compensation that becomes payable on account of the Corporate Transaction, the transaction or event described in clause (i), (ii), (iii), (iv) or (v) also constitutes a Section 409A Change in Control if required in order for the payment not to violate Section 409A of the Code.

(s)                 “Director” means a member of the Board.

(t)                 “determine” or “determined” means as determined by the Board or the Committee (or its designee) in its sole discretion.

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(u)               “Disability” means, with respect to a Participant, such Participant is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or which has lasted or can be expected to last for a continuous period of not less than 12 months, as provided in Section 22(e)(3) of the Code, and will be determined by the Board on the basis of such medical evidence as the Board deems warranted under the circumstances.

(v)                “Effective Date” means the effective date of this Plan, which is the date of the closing of the transactions contemplated by the Agreement and Plan of Merger by and among PubCo, Townsgate Acquisition Sub 1, Inc., a wholly owned subsidiary of Seneca Biopharma, Inc., and Leading BioSciences, Inc., dated as of March 25, 2021, provided that this Plan is approved by the Company’s stockholders prior to such date.

(w)              “Employee” means any person employed by the Company or an Affiliate. However, service solely as a Director, or payment of a fee for such services, will not cause a Director to be considered an “Employee” for purposes of the Plan.

(x)                “Employer” means the Company or the Affiliate of the Company that employs the Participant.

(y)                “Entity” means a corporation, partnership, limited liability company or other entity.

(z)                “Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

(aa)            “Exchange Act Person” means any natural person, Entity or “group” (within the meaning of Section 13(d) or 14(d) of the Exchange Act), except that “Exchange Act Person” will not include (i) the Company or any Subsidiary of the Company, (ii) any employee benefit plan of the Company or any Subsidiary of the Company or any trustee or other fiduciary holding securities under an employee benefit plan of the Company or any Subsidiary of the Company, (iii) an underwriter temporarily holding securities pursuant to a registered public offering of such securities, (iv) an Entity Owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their Ownership of stock of the Company; or (v) any natural person, Entity or “group” (within the meaning of Section 13(d) or 14(d) of the Exchange Act) that, as of the Effective Date, is the Owner, directly or indirectly, of securities of the Company representing more than 50% of the combined voting power of the Company’s then outstanding securities.

(bb)           “Fair Market Value” means, as of any date, unless otherwise determined by the Board, the value of the Common Stock (as determined on a per share or aggregate basis, as applicable) determined as follows:

(i)                 If the Common Stock is listed on any established stock exchange or traded on any established market, the Fair Market Value will be the closing sales price for such stock as quoted on such exchange or market (or the exchange or market with the greatest volume of trading in the Common Stock) on the date of determination, as reported in a source the Board deems reliable.

(ii)               If there is no closing sales price for the Common Stock on the date of determination, then the Fair Market Value will be the closing selling price on the last preceding date for which such quotation exists.

(iii)             In the absence of such markets for the Common Stock, or if otherwise determined by the Board, the Fair Market Value will be determined by the Board in good faith and in a manner that complies with Sections 409A and 422 of the Code.

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(cc)             “Governmental Body” means any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; (c) governmental or regulatory body, or quasi-governmental body of any nature (including any governmental division, department, administrative agency or bureau, commission, authority, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity and any court or other tribunal, and for the avoidance of doubt, any Tax authority) or other body exercising similar powers or authority; or (d) self-regulatory organization (including the Nasdaq Stock Market, New York Stock Exchange, and the Financial Industry Regulatory Authority).

(dd)           “Grant Notice” means the notice provided to a Participant that he or she has been granted an Award under the Plan and which includes the name of the Participant, the type of Award, the date of grant of the Award, number of shares of Common Stock subject to the Award or potential cash payment right, (if any), the vesting schedule for the Award (if any) and other key terms applicable to the Award.

(ee)             “Incentive Stock Option” means an option granted pursuant to Section 4 of the Plan that is intended to be, and qualifies as, an “incentive stock option” within the meaning of Section 422 of the Code.

(ff)               “Materially Impair” means any amendment to the terms of the Award that materially adversely affects the Participant’s rights under the Award. A Participant's rights under an Award will not be deemed to have been Materially Impaired by any such amendment if the Board, in its sole discretion, determines that the amendment, taken as a whole, does not materially impair the Participant's rights. For example, the following types of amendments to the terms of an Award do not Materially Impair the Participant’s rights under the Award: (i) imposition of reasonable restrictions on the minimum number of shares subject to an Option or SAR that may be exercised, (ii) to maintain the qualified status of the Award as an Incentive Stock Option under Section 422 of the Code; (iii) to change the terms of an Incentive Stock Option in a manner that disqualifies, impairs or otherwise affects the qualified status of the Award as an Incentive Stock Option under Section 422 of the Code; (iv) to clarify the manner of exemption from, or to bring the Award into compliance with or qualify it for an exemption from, Section 409A; or (v) to comply with other Applicable Laws.

(gg)            “Non-Employee Director” means a Director who either (i) is not a current employee or officer of the Company or an Affiliate, does not receive compensation, either directly or indirectly, from the Company or an Affiliate for services rendered as a consultant or in any capacity other than as a Director (except for an amount as to which disclosure would not be required under Item 404(a) of Regulation S-K promulgated pursuant to the Securities Act (“Regulation S-K”)), does not possess an interest in any other transaction for which disclosure would be required under Item 404(a) of Regulation S-K, and is not engaged in a business relationship for which disclosure would be required pursuant to Item 404(b) of Regulation S-K; or (ii) is otherwise considered a “non-employee director” for purposes of Rule 16b-3.

(hh)           “Non-Exempt Award” means any Award that is subject to, and not exempt from, Section 409A, including as the result of (i) a deferral of the issuance of the shares subject to the Award which is elected by the Participant or imposed by the Company or (ii) the terms of any Non-Exempt Severance Agreement.

(ii)               “Non-Exempt Director Award” means a Non-Exempt Award granted to a Participant who was a Director but not an Employee on the applicable grant date.

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(jj)               Non-Exempt Severance Arrangement means a severance arrangement or other agreement between the Participant and the Company that provides for acceleration of vesting of an Award and issuance of the shares in respect of such Award upon the Participant’s termination of employment or separation from service (as such term is defined in Section 409A(a)(2)(A)(i) of the Code (and without regard to any alternative definition thereunder) (“Separation from Service”) and such severance benefit does not satisfy the requirements for an exemption from application of Section 409A provided under Treasury Regulations Section 1.409A-1(b)(4), 1.409A-1(b)(9) or otherwise.

(kk)           “Nonstatutory Stock Option” means any option granted pursuant to Section 4 of the Plan that does not qualify as an Incentive Stock Option.

(ll)               “Officer” means a person who is an officer of the Company within the meaning of Section 16 of the Exchange Act.

(mm)       “Option” means an Incentive Stock Option or a Nonstatutory Stock Option to purchase shares of Common Stock granted pursuant to the Plan.

(nn)           “Option Agreement” means a written or electronic agreement between the Company and the Optionholder evidencing the terms and conditions of the Option grant. The Option Agreement includes the Grant Notice for the Option and the agreement containing the written summary of the general terms and conditions applicable to the Option and which is provided, including through electronic means, to a Participant along with the Grant Notice. Each Option Agreement will be subject to the terms and conditions of the Plan.

(oo)            “Optionholder” means a person to whom an Option is granted pursuant to the Plan or, if applicable, such other person who holds an outstanding Option.

(pp)           “Other Award” means an award valued in whole or in part by reference to, or otherwise based on, Common Stock, including the appreciation in value thereof (e.g., options or stock rights with an exercise price or strike price less than 100% of the Fair Market Value at the time of grant) that is not an Incentive Stock Options, Nonstatutory Stock Option, SAR, Restricted Stock Award, RSU Award or Performance Award.

(qq)           “Other Award Agreement” means a written or electronic agreement between the Company and a holder of an Other Award evidencing the terms and conditions of an Other Award grant. Each Other Award Agreement will be subject to the terms and conditions of the Plan.

(rr)             “Own,” “Owned,” “Owner,” “Ownership” means that a person or Entity will be deemed to “Own,” to have “Owned,” to be the “Owner” of, or to have acquired “Ownership” of securities if such person or Entity, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares voting power, which includes the power to vote or to direct the voting, with respect to such securities.

(ss)              “Participant” means an Employee, Director or Consultant to whom an Award is granted pursuant to the Plan or, if applicable, such other person who holds an outstanding Award.

(tt)               “Performance Award” means an Award that may vest or may be exercised or a cash award that may vest or become earned and paid contingent upon the attainment during a Performance Period of certain Performance Goals and which is granted under the terms and conditions of Section 5(b) pursuant to such terms as are approved by the Board. In addition, to the extent permitted by Applicable Law and set forth in the applicable Award Agreement, the Board may determine that cash or other property may be used in payment of Performance Awards. Performance Awards that are settled in cash or other property are not required to be valued in whole or in part by reference to, or otherwise based on, the Common Stock.

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(uu)           “Performance Criteria” means the one or more criteria that the Board will select for purposes of establishing the Performance Goals for a Performance Period. The Performance Criteria that will be used to establish such Performance Goals may be based on any one of, or combination of, the following as determined by the Board: earnings (including earnings per share and net earnings); earnings before interest, taxes and depreciation; earnings before interest, taxes, depreciation and amortization; total stockholder return; return on equity or average stockholder’s equity; return on assets, investment, or capital employed; stock price; margin (including gross margin); income (before or after taxes); operating income; operating income after taxes; pre-tax profit; operating cash flow; sales or revenue targets; increases in revenue or product revenue; expenses and cost reduction goals; improvement in or attainment of working capital levels; economic value added (or an equivalent metric); market share; cash flow; cash flow per share; share price performance; debt reduction; customer satisfaction; stockholders’ equity; capital expenditures; debt levels; operating profit or net operating profit; workforce diversity; growth of net income or operating income; billings; financing; regulatory milestones; stockholder liquidity; corporate governance and compliance; intellectual property; personnel matters; progress of internal research; progress of partnered programs; partner satisfaction; budget management; partner or collaborator achievements; internal controls, including those related to the Sarbanes-Oxley Act of 2002; investor relations, analysts and communication; implementation or completion of projects or processes; employee retention; number of users, including unique users; strategic partnerships or transactions (including in-licensing and out-licensing of intellectual property); establishing relationships with respect to the marketing, distribution and sale of the Company’s products; supply chain achievements; co-development, co-marketing, profit sharing, joint venture or other similar arrangements; individual performance goals; corporate development and planning goals; and other measures of performance selected by the Board or Committee whether or not listed herein.

(vv)            “Performance Goals” means, for a Performance Period, the one or more goals established by the Board for the Performance Period based upon the Performance Criteria. Performance Goals may be based on a Company-wide basis, with respect to one or more business units, divisions, Affiliates, or business segments, and in either absolute terms or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. Unless specified otherwise by the Board (i) in the Award Agreement at the time the Award is granted or (ii) in such other document setting forth the Performance Goals at the time the Performance Goals are established, the Board will appropriately make adjustments in the method of calculating the attainment of Performance Goals for a Performance Period as follows: (1) to exclude restructuring and/or other nonrecurring charges; (2) to exclude exchange rate effects; (3) to exclude the effects of changes to generally accepted accounting principles; (4) to exclude the effects of any statutory adjustments to corporate tax rates; (5) to exclude the effects of items that are “unusual” in nature or occur “infrequently” as determined under generally accepted accounting principles; (6) to exclude the dilutive effects of acquisitions or joint ventures; (7) to assume that any business divested by the Company achieved performance objectives at targeted levels during the balance of a Performance Period following such divestiture; (8) to exclude the effect of any change in the outstanding shares of Common Stock of the Company by reason of any stock dividend or split, stock repurchase, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of shares or other similar corporate change, or any distributions to common stockholders other than regular cash dividends; (9) to exclude the effects of stock based compensation and the award of bonuses under the Company’s bonus plans; (10) to exclude costs incurred in connection with potential acquisitions or divestitures that are required to be expensed under generally accepted accounting principles; and (11) to exclude the goodwill and intangible asset impairment charges that are required to be recorded under generally accepted accounting principles. In addition, the Board may establish or provide for other adjustment items in the Award Agreement at the time the Award is granted or in such other document setting forth the Performance Goals at the time the Performance Goals are established. In addition, the Board retains the discretion to reduce or eliminate the compensation or economic benefit due upon attainment of Performance Goals and to define the manner of calculating the Performance Criteria it selects to use for such Performance Period. Partial achievement of the specified criteria may result in the payment or vesting corresponding to the degree of achievement as specified in the Award Agreement or the written terms of a Performance Cash Award.

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(ww)         “Performance Period” means the period of time selected by the Board over which the attainment of one or more Performance Goals will be measured for the purpose of determining a Participant’s right to vesting or exercise of an Award. Performance Periods may be of varying and overlapping duration, at the sole discretion of the Board.

(xx)            “Plan” means this Palisade Bio, Inc. 2021 Equity Incentive Plan.

(yy)            “Plan Administrator” means the person, persons, and/or third-party administrator designated by the Company to administer the day to day operations of the Plan and the Company’s other equity incentive programs.

(zz)             “Post-Termination Exercise Period” means the period following termination of a Participant’s Continuous Service within which an Option or SAR is exercisable, as specified in Section 4(h).

(aaa)        “Restricted Stock Award” or “RSA” means an Award of shares of Common Stock which is granted pursuant to the terms and conditions of Section 5(a).

(bbb)       “Restricted Stock Award Agreement” means a written or electronic agreement between the Company and a holder of a Restricted Stock Award evidencing the terms and conditions of a Restricted Stock Award grant. The Restricted Stock Award Agreement includes the Grant Notice for the Restricted Stock Award and the agreement containing the written summary of the general terms and conditions applicable to the Restricted Stock Award and which is provided, including by electronic means, to a Participant along with the Grant Notice. Each Restricted Stock Award Agreement will be subject to the terms and conditions of the Plan.

(ccc)          “RSU Award” or “RSU” means an Award of restricted stock units representing the right to receive an issuance of shares of Common Stock which is granted pursuant to the terms and conditions of Section 5(a).

(ddd)       “RSU Award Agreement” means a written or electronic agreement between the Company and a holder of a RSU Award evidencing the terms and conditions of a RSU Award. The RSU Award Agreement includes the Grant Notice for the RSU Award and the agreement containing the written summary of the general terms and conditions applicable to the RSU Award and which is provided, including by electronic means, to a Participant along with the Grant Notice. Each RSU Award Agreement will be subject to the terms and conditions of the Plan.

(eee)          “Rule 16b-3” means Rule 16b-3 promulgated under the Exchange Act or any successor to Rule 16b-3, as in effect from time to time.

(fff)            “Rule 405” means Rule 405 promulgated under the Securities Act.

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(ggg)        “Section 409A” means Section 409A of the Code and the regulations and other guidance thereunder.

(hhh)       “Section 409A Change in Control” means a change in the ownership or effective control of the Company, or in the ownership of a substantial portion of the Company’s assets, as provided in Section 409A(a)(2)(A)(v) of the Code and Treasury Regulations Section 1.409A-3(i)(5) (without regard to any alternative definition thereunder).

(iii)             “Securities Act” means the Securities Act of 1933, as amended.

(jjj)            “Share Reserve” means the number of shares available for issuance under the Plan as set forth in Section 2(a).

(kkk)       “Stock Appreciation Right” or “SAR” means a right to receive the appreciation on Common Stock that is granted pursuant to the terms and conditions of Section 4.

(lll)             “SAR Agreement” means a written or electronic agreement between the Company and a holder of a SAR evidencing the terms and conditions of a SAR grant. The SAR Agreement includes the Grant Notice for the SAR and the agreement containing the written summary of the general terms and conditions applicable to the SAR and which is provided, including by electronic means, to a Participant along with the Grant Notice. Each SAR Agreement will be subject to the terms and conditions of the Plan.

(mmm) “Subsidiary” means, with respect to the Company, (i) any corporation of which more than 50% of the outstanding capital stock having ordinary voting power to elect a majority of the board of directors of such corporation (irrespective of whether, at the time, stock of any other class or classes of such corporation will have or might have voting power by reason of the happening of any contingency) is at the time, directly or indirectly, Owned by the Company, and (ii) any partnership, limited liability company or other entity in which the Company has a direct or indirect interest (whether in the form of voting or participation in profits or capital contribution) of more than 50%.

(nnn)       “Ten Percent Stockholder” means a person who Owns (or is deemed to Own pursuant to Section 424(d) of the Code) stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or any Affiliate.

(ooo)        “Trading Policy” means the Company’s policy permitting certain individuals to sell Company shares only during certain "window" periods and/or otherwise restricts the ability of certain individuals to transfer or encumber Company shares, as in effect from time to time.

(ppp)       “Unvested Non-Exempt Award” means the portion of any Non-Exempt Award that had not vested in accordance with its terms upon or prior to the date of any Corporate Transaction.

(qqq)       “Vested Non-Exempt Award” means the portion of any Non-Exempt Award that had vested in accordance with its terms upon or prior to the date of a Corporate Transaction.

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ANNEX F

Palisade Bio, Inc.

2021 Employee Stock Purchase Plan

Adopted by the Board of Directors: FEBRUARY 9, 2021

Approved by the Stockholders: _______ 2021

1.                   General; Purpose.

(a)                The Plan provides a means by which Eligible Employees of the Company and certain Designated Companies may be given an opportunity to purchase shares of Common Stock. The Plan permits the Company to grant a series of Purchase Rights to Eligible Employees under an Employee Stock Purchase Plan. In addition, the Plan permits the Company to grant a series of Purchase Rights to Eligible Employees that do not meet the requirements of an Employee Stock Purchase Plan.

(b)               The Plan includes two components: a 423 Component and a Non-423 Component. The Company intends (but makes no undertaking or representation to maintain) the 423 Component to qualify as an Employee Stock Purchase Plan. The provisions of the 423 Component, accordingly, will be construed in a manner that is consistent with the requirements of Section 423 of the Code. Except as otherwise provided in the Plan or determined by the Board, the Non-423 Component will operate and be administered in the same manner as the 423 Component.

(c)                The Company, by means of the Plan, seeks to retain the services of Eligible Employees, to secure and retain the services of new Employees and to provide incentives for such persons to exert maximum efforts for the success of the Company and its Related Corporations.

2.                   Administration.

(a)                The Board or the Committee will administer the Plan. References herein to the Board shall be deemed to refer to the Committee except where context dictates otherwise.

(b)               The Board will have the power, subject to, and within the limitations of, the express provisions of the Plan:

(i)                 To determine how and when Purchase Rights will be granted and the provisions of each Offering (which need not be identical).

(ii)               To designate from time to time (A) which Related Corporations will be eligible to participate in the Plan as Designated 423 Corporations, (B) which Related Corporations or Affiliates will be eligible to participate in the Plan as Designated Non-423 Corporations, and (C) which Designated Companies will participate in each separate Offering (to the extent that the Company makes separate Offerings).

(iii)             To construe and interpret the Plan and Purchase Rights, and to establish, amend and revoke rules and regulations for its administration. The Board, in the exercise of this power, may correct any defect, omission or inconsistency in the Plan, in a manner and to the extent it deems necessary or expedient to make the Plan fully effective.

(iv)              To settle all controversies regarding the Plan and Purchase Rights granted under the Plan.

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(v)                To suspend or terminate the Plan at any time as provided in Section 12.

(vi)              To amend the Plan at any time as provided in Section 12.

(vii)            Generally, to exercise such powers and to perform such acts as it deems necessary or expedient to promote the best interests of the Company and its Related Corporations and to carry out the intent that the Plan be treated as an Employee Stock Purchase Plan with respect to the 423 Component.

(viii)          To adopt such rules, procedures and sub-plans as are necessary or appropriate to permit or facilitate participation in the Plan by Employees who are foreign nationals or employed or located outside the United States. Without limiting the generality of, and consistent with, the foregoing, the Board specifically is authorized to adopt rules, procedures, and sub-plans regarding, without limitation, eligibility to participate in the Plan, the definition of eligible “earnings,” handling and making of Contributions, establishment of bank or trust accounts to hold Contributions, payment of interest, conversion of local currency, obligations to pay payroll tax, determination of beneficiary designation requirements, withholding procedures and handling of share issuances, any of which may vary according to applicable requirements, and which, if applicable to a Designated Non-423 Corporation, do not have to comply with the requirements of Section 423 of the Code.

(c)                The Board may delegate some or all of the administration of the Plan to a Committee or Committees. If administration is delegated to a Committee, the Committee will have, in connection with the administration of the Plan, the powers theretofore possessed by the Board that have been delegated to the Committee, including the power to delegate to a subcommittee any of the administrative powers the Committee is authorized to exercise (and references in this Plan to the Board will thereafter be to the Committee or subcommittee), subject, however, to such resolutions, not inconsistent with the provisions of the Plan, as may be adopted from time to time by the Board. Further, to the extent not prohibited by Applicable Law, the Board or Committee may, from time to time, delegate some or all of its authority under the Plan to one or more officers of the Company or other persons or groups of persons as it deems necessary, appropriate or advisable under conditions or limitations that it may set at or after the time of the delegation. The Board may retain the authority to concurrently administer the Plan with the Committee and may, at any time, revest in the Board some or all of the powers previously delegated. Whether or not the Board has delegated administration of the Plan to a Committee, the Board will have the final power to determine all questions of policy and expediency that may arise in the administration of the Plan.

(d)               All determinations, interpretations and constructions made by the Board in good faith will not be subject to review by any person and will be final, binding and conclusive on all persons.

3.                   Shares of Common Stock Subject to the Plan.

(a)                Subject to the provisions of Section 11(a) relating to Capitalization Adjustments, the maximum number of shares of Common Stock that may be issued under the Plan will not exceed 693,500 shares of Common Stock, plus the number of shares of Common Stock that are automatically added on January 1st of each year for a period of ten years commencing on January 1, 2022 and ending on (and including) January 1, 2031, in an amount equal to the lesser of (i) 1% of the total number of shares of Common Stock outstanding on December 31st of the preceding calendar year, and (ii) 2,080,500 shares of Common Stock. Notwithstanding the foregoing, the Board may act prior to the first day of any calendar year to provide that there will be no January 1st increase in the share reserve for such calendar year or that the increase in the share reserve for such calendar year will be a lesser number of shares of Common Stock than would otherwise occur pursuant to the preceding sentence. For the avoidance of doubt, up to the maximum number of shares of Common Stock reserved under this Section 3(a) may be used to satisfy purchases of Common Stock under the 423 Component and any remaining portion of such maximum number of shares may be used to satisfy purchases of Common Stock under the Non-423 Component.

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(b)               If any Purchase Right granted under the Plan terminates without having been exercised in full, the shares of Common Stock not purchased under such Purchase Right will again become available for issuance under the Plan.

(c)                The stock purchasable under the Plan will be shares of authorized but unissued or reacquired Common Stock, including shares repurchased by the Company on the open market.

4.                   Grant of Purchase Rights; Offering.

(a)                The Board may from time to time grant or provide for the grant of Purchase Rights to Eligible Employees under an Offering (consisting of one or more Purchase Periods) on an Offering Date or Offering Dates selected by the Board. Each Offering will be in such form and will contain such terms and conditions as the Board will deem appropriate, and, with respect to the 423 Component, will comply with the requirement of Section 423(b)(5) of the Code that all Employees granted Purchase Rights will have the same rights and privileges. The terms and conditions of an Offering shall be incorporated by reference into the Plan and treated as part of the Plan. The provisions of separate Offerings need not be identical, but each Offering will include (through incorporation of the provisions of this Plan by reference in the document comprising the Offering or otherwise) the period during which the Offering will be effective, which period will not exceed 27 months beginning with the Offering Date, and the substance of the provisions contained in Sections 5 through 8, inclusive.

(b)               If a Participant has more than one Purchase Right outstanding under the Plan, unless he or she otherwise indicates in forms delivered to the Company or a third party designated by the Company (each, a “Company Designee”): (i) each form will apply to all of his or her Purchase Rights under the Plan, and (ii) a Purchase Right with a lower exercise price (or an earlier-granted Purchase Right, if different Purchase Rights have identical exercise prices) will be exercised to the fullest possible extent before a Purchase Right with a higher exercise price (or a later-granted Purchase Right if different Purchase Rights have identical exercise prices) will be exercised.

(c)                The Board will have the discretion to structure an Offering so that if the Fair Market Value of a share of Common Stock on the first Trading Day of a new Purchase Period within that Offering is less than or equal to the Fair Market Value of a share of Common Stock on the Offering Date for that Offering, then (i) that Offering will terminate immediately as of that first Trading Day, and (ii) the Participants in such terminated Offering will be automatically enrolled in a new Offering beginning on the first Trading Day of such new Purchase Period.

5.                   Eligibility.

(a)                Purchase Rights may be granted only to Employees of the Company or, as the Board may designate in accordance with Section 2(b), to Employees of a Related Corporation or an Affiliate. Except as provided in Section 5(b) or as required by Applicable Law, an Employee will not be eligible to be granted Purchase Rights unless, on the Offering Date, the Employee has been in the employ of the Company or the Related Corporation or an Affiliate, as the case may be, for such continuous period preceding such Offering Date as the Board may require, but in no event will the required period of continuous employment be equal to or greater than two years. In addition, the Board may (unless prohibited by Applicable Law) provide that no Employee will be eligible to be granted Purchase Rights under the Plan unless, on the Offering Date, such Employee’s customary employment with the Company, the Related Corporation, or the Affiliate is more than 20 hours per week and more than five months per calendar year or such other criteria as the Board may determine consistent with Section 423 of the Code with respect to the 423 Component. The Board may also exclude from participation in the Plan or any Offering Employees who are "highly compensated employees" (within the meaning of Section 423(b)(4)(D) of the Code) of the Company or a Related Corporation or a subset of such highly compensated employees.

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(b)               The Board may provide that each person who, during the course of an Offering, first becomes an Eligible Employee will, on a date or dates specified in the Offering which coincides with the day on which such person becomes an Eligible Employee or which occurs thereafter, receive a Purchase Right under that Offering, which Purchase Right will thereafter be deemed to be a part of that Offering. Such Purchase Right will have the same characteristics as any Purchase Rights originally granted under that Offering, as described herein, except that:

(i)                 the date on which such Purchase Right is granted will be the “Offering Date” of such Purchase Right for all purposes, including determination of the exercise price of such Purchase Right;

(ii)               the period of the Offering with respect to such Purchase Right will begin on its Offering Date and end coincident with the end of such Offering; and

(iii)             the Board may provide that if such person first becomes an Eligible Employee within a specified period of time before the end of the Offering, he or she will not receive any Purchase Right under that Offering.

(c)                No Employee will be eligible for the grant of any Purchase Rights under the 423 Component if, immediately after any such Purchase Rights are granted, such Employee owns stock possessing five percent or more of the total combined voting power or value of all classes of stock of the Company or of any Related Corporation. For purposes of this Section 5(c), the rules of Section 424(d) of the Code will apply in determining the stock ownership of any Employee, and stock which such Employee may purchase under all outstanding Purchase Rights and options will be treated as stock owned by such Employee.

(d)               As specified by Section 423(b)(8) of the Code, an Eligible Employee may be granted Purchase Rights under the 423 Component only if such Purchase Rights, together with any other rights granted under all Employee Stock Purchase Plans of the Company and any Related Corporations, do not permit such Eligible Employee’s rights to purchase stock of the Company or any Related Corporation to accrue at a rate which, when aggregated, exceeds US $25,000 of Fair Market Value of such stock (determined at the time such rights are granted, and which, with respect to the Plan, will be determined as of their respective Offering Dates) for each calendar year in which such rights are outstanding at any time.

(e)                Officers of the Company and any Designated Company, if they are otherwise Eligible Employees, will be eligible to participate in Offerings under the Plan. Notwithstanding the foregoing, the Board may (unless prohibited by Applicable Law) provide in an Offering that Employees who are highly compensated Employees within the meaning of Section 423(b)(4)(D) of the Code will not be eligible to participate.

(f)                 Notwithstanding anything in this Section 5 to the contrary, in the case of an Offering under the Non-423 Component, an Eligible Employee (or group of Eligible Employees) may be excluded from participation in the Plan or an Offering if the Board has determined, in its sole discretion, that participation of such Eligible Employee(s) is not advisable or practical for any reason.

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6.                   Purchase Rights; Purchase Price.

(a)                On each Offering Date, each Eligible Employee, pursuant to an Offering made under the Plan, will be granted a Purchase Right to purchase up to that number of shares of Common Stock purchasable either with a percentage or with a maximum dollar amount, as designated by the Board, but in either case not exceeding 15% of such Employee’s earnings (as defined by the Board in each Offering) during the period that begins on the Offering Date (or such later date as the Board determines for a particular Offering) and ends on the date stated in the Offering, which date will be no later than the end of the Offering.

(b)               The Board will establish one or more Purchase Dates during an Offering on which Purchase Rights granted for that Offering will be exercised and shares of Common Stock will be purchased in accordance with such Offering.

(c)                In connection with each Offering made under the Plan, the Board may specify (i) a maximum number of shares of Common Stock that may be purchased by any Participant on any Purchase Date during such Offering, (ii) a maximum aggregate number of shares of Common Stock that may be purchased by all Participants pursuant to such Offering and/or (iii) a maximum aggregate number of shares of Common Stock that may be purchased by all Participants on any Purchase Date under the Offering. If the aggregate purchase of shares of Common Stock issuable upon exercise of Purchase Rights granted under the Offering would exceed any such maximum aggregate number, then, in the absence of any Board action otherwise, a pro rata (based on each Participant’s accumulated Contributions) allocation of the shares of Common Stock (rounded down to the nearest whole share) available will be made in as nearly a uniform manner as will be practicable and equitable.

(d)               The purchase price of shares of Common Stock acquired pursuant to Purchase Rights will be specified by Board prior to the commencement of an Offering and will not be less than the lesser of:

(i)                 an amount equal to 85% of the Fair Market Value of the shares of Common Stock on the Offering Date; or

(ii)               an amount equal to 85% of the Fair Market Value of the shares of Common Stock on the applicable Purchase Date.

7.                   Participation; Withdrawal; Termination.

(a)                An Eligible Employee may elect to participate in an Offering and authorize payroll deductions as the means of making Contributions by completing and delivering to the Company or a Company Designee, within the time specified for the Offering, an enrollment form provided by the Company or Company Designee. The enrollment form will specify the amount of Contributions not to exceed the maximum amount specified by the Board. Each Participant’s Contributions will be credited to a bookkeeping account for such Participant under the Plan and will be deposited with the general funds of the Company except where Applicable Law requires that Contributions be deposited with a third party. If permitted in the Offering, a Participant may begin such Contributions with the first payroll occurring on or after the Offering Date (or, in the case of a payroll date that occurs after the end of the prior Offering but before the Offering Date of the next new Offering, Contributions from such payroll will be included in the new Offering). If permitted in the Offering, a Participant may thereafter reduce (including to zero) or increase his or her Contributions. If required under Applicable Law or if specifically provided in the Offering and to extent permitted by Section 423 of the Code with respect to the 423 Component, in addition to or instead of making Contributions by payroll deductions, a Participant may make Contributions through payment by cash, check or wire transfer prior to a Purchase Date.

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(b)               During an Offering, a Participant may cease making Contributions and withdraw from the Offering by delivering to the Company or a Company Designee a withdrawal form provided by the Company. The Company may impose a deadline before a Purchase Date for withdrawing. Upon such withdrawal, such Participant’s Purchase Right in that Offering will immediately terminate and the Company will distribute as soon as practicable to such Participant all of his or her accumulated but unused Contributions and such Participant’s Purchase Right in that Offering shall thereupon terminate. A Participant’s withdrawal from that Offering will have no effect upon his or her eligibility to participate in any other Offerings under the Plan, but such Participant will be required to deliver a new enrollment form to participate in subsequent Offerings.

(c)                Unless otherwise required by Applicable Law, Purchase Rights granted pursuant to any Offering under the Plan will terminate immediately if the Participant either (i) is no longer an Employee for any reason or for no reason (subject to any post-employment participation period required by Applicable Law) or (ii) is otherwise no longer eligible to participate. The Company will distribute as soon as practicable to such individual all of his or her accumulated but unused Contributions.

(d)               Unless otherwise determined by the Board, a Participant whose employment transfers or whose employment terminates with an immediate rehire (with no break in service) by or between the Company and a Designated Company or between Designated Companies will not be treated as having terminated employment for purposes of participating in the Plan or an Offering; however, if a Participant transfers from an Offering under the 423 Component to an Offering under the Non-423 Component, the exercise of the Participant’s Purchase Right will be qualified under the 423 Component only to the extent such exercise complies with Section 423 of the Code. If a Participant transfers from an Offering under the Non-423 Component to an Offering under the 423 Component, the exercise of the Purchase Right will remain non-qualified under the Non-423 Component. The Board may establish different and additional rules governing transfers between separate Offerings within the 423 Component and between Offerings under the 423 Component and Offerings under the Non-423 Component.

(e)                During a Participant’s lifetime, Purchase Rights will be exercisable only by such Participant. Purchase Rights are not transferable by a Participant, except by will, by the laws of descent and distribution, or, if permitted by the Company, by a beneficiary designation as described in Section 10.

(f)                 Unless otherwise specified in the Offering or as required by Applicable Law, the Company will have no obligation to pay interest on Contributions.

8.                   Exercise of Purchase Rights.

(a)                On each Purchase Date, each Participant’s accumulated Contributions will be applied to the purchase of shares of Common Stock, up to the maximum number of shares of Common Stock permitted by the Plan and the applicable Offering, at the purchase price specified in the Offering. No fractional shares will be issued unless specifically provided for in the Offering.

(b)               Unless otherwise provided in the Offering, if any amount of accumulated Contributions remains in a Participant’s account after the purchase of shares of Common Stock on the final Purchase Date of an Offering, then such remaining amount will not roll over to the next Offering and will instead be distributed in full to such Participant after the final Purchase Date of such Offering without interest (unless otherwise required by Applicable Law).

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(c)                No Purchase Rights may be exercised to any extent unless the shares of Common Stock to be issued upon such exercise under the Plan are covered by an effective registration statement pursuant to the Securities Act and the Plan is in material compliance with all applicable U.S. federal and state, foreign and other securities, exchange control and other laws applicable to the Plan. If on a Purchase Date the shares of Common Stock are not so registered or the Plan is not in such compliance, no Purchase Rights will be exercised on such Purchase Date, and, subject to Section 423 of the Code with respect to the 423 Component, the Purchase Date will be delayed until the shares of Common Stock are subject to such an effective registration statement and the Plan is in material compliance, except that the Purchase Date will in no event be more than 27 months from the Offering Date. If, on the Purchase Date, as delayed to the maximum extent permissible, the shares of Common Stock are not registered and the Plan is not in material compliance with all Applicable Laws, as determined by the Company in its sole discretion, no Purchase Rights will be exercised and all accumulated but unused Contributions will be distributed to the Participants without interest (unless the payment of interest is otherwise required by Applicable Law).

9.                   Covenants of the Company.

The Company will seek to obtain from each U.S. federal or state, foreign or other regulatory commission, agency or other Governmental Body having jurisdiction over the Plan such authority as may be required to grant Purchase Rights and issue and sell shares of Common Stock thereunder unless the Company determines, in its sole discretion, that doing so is not practical or would cause the Company to incur costs that are unreasonable. If, after commercially reasonable efforts, the Company is unable to obtain the authority that counsel for the Company deems necessary for the grant of Purchase Rights or the lawful issuance and sale of Common Stock under the Plan, and at a commercially reasonable cost, the Company will be relieved from any liability for failure to grant Purchase Rights and/or to issue and sell Common Stock upon exercise of such Purchase Rights.

10.               Designation of Beneficiary.

(a)                The Company may, but is not obligated to, permit a Participant to submit a form designating a beneficiary who will receive any shares of Common Stock and/or Contributions from the Participant’s account under the Plan if the Participant dies before such shares and/or Contributions are delivered to the Participant. The Company may, but is not obligated to, permit the Participant to change such designation of beneficiary. Any such designation and/or change must be on a form approved by the Company.

(b)               If a Participant dies, and in the absence of a valid beneficiary designation, the Company will deliver any shares of Common Stock and/or Contributions to the executor or administrator of the estate of the Participant. If no executor or administrator has been appointed (to the knowledge of the Company), the Company, in its sole discretion, may deliver such shares of Common Stock and/or Contributions, without interest (unless the payment of interest is otherwise required by Applicable Law), to the Participant’s spouse, dependents or relatives, or if no spouse, dependent or relative is known to the Company, then to such other person as the Company may designate.

11.               Adjustments upon Changes in Common Stock; Corporate Transactions.

(a)                In the event of a Capitalization Adjustment, the Board will appropriately and proportionately adjust: (i) the class(es) and maximum number of securities subject to the Plan pursuant to Section 3(a), (ii) the class(es) and maximum number of securities by which the share reserve is to increase automatically each year pursuant to Section 3(a), (iii) the class(es) and number of securities subject to, and the purchase price applicable to outstanding Offerings and Purchase Rights, and (iv) the class(es) and number of securities that are the subject of the purchase limits under each ongoing Offering. The Board will make these adjustments, and its determination will be final, binding and conclusive.

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(b)               In the event of a Corporate Transaction, then: (i) any surviving corporation or acquiring corporation (or the surviving or acquiring corporation’s parent company) may assume or continue outstanding Purchase Rights or may substitute similar rights (including a right to acquire the same consideration paid to the stockholders in the Corporate Transaction) for outstanding Purchase Rights, or (ii) if any surviving or acquiring corporation (or its parent company) does not assume or continue such Purchase Rights or does not substitute similar rights for such Purchase Rights, then the Participants’ accumulated Contributions will be used to purchase shares of Common Stock (rounded down to the nearest whole share) within ten business days (or such other period specified by the Board) prior to the Corporate Transaction under the outstanding Purchase Rights, and the Purchase Rights will terminate immediately after such purchase.

12.               Amendment, Termination or Suspension of the Plan.

(a)                The Board may amend the Plan at any time in any respect the Board deems necessary or advisable. However, except as provided in Section 11(a) relating to Capitalization Adjustments, stockholder approval will be required for any amendment of the Plan for which stockholder approval is required by Applicable Law.

(b)               The Board may suspend or terminate the Plan at any time. No Purchase Rights may be granted under the Plan while the Plan is suspended or after it is terminated.

Any benefits, privileges, entitlements and obligations under any outstanding Purchase Rights granted before an amendment, suspension or termination of the Plan will not be materially impaired by any such amendment, suspension or termination except (i) with the consent of the person to whom such Purchase Rights were granted, (ii) as necessary to facilitate compliance with any laws, listing requirements, or governmental regulations (including, without limitation, the provisions of Section 423 of the Code and the regulations and other interpretive guidance issued thereunder relating to Employee Stock Purchase Plans) including without limitation any such regulations or other guidance that may be issued or amended after the date the Plan is adopted by the Board, or (iii) as necessary to obtain or maintain favorable tax, listing, or regulatory treatment. To be clear, the Board may amend outstanding Purchase Rights without a Participant’s consent if such amendment is necessary to ensure that the Purchase Right and/or the Plan complies with the requirements of Section 423 of the Code with respect to the 423 Component or with respect to other Applicable Laws. Notwithstanding anything in the Plan or any Offering Document to the contrary, the Board will be entitled to: (i) establish the exchange ratio applicable to amounts withheld in a currency other than U.S. dollars; (ii) permit Contributions in excess of the amount designated by a Participant in order to adjust for mistakes in the Company’s processing of properly completed Contribution elections; (iii) establish reasonable waiting and adjustment periods and/or accounting and crediting procedures to ensure that amounts applied toward the purchase of Common Stock for each Participant properly correspond with amounts withheld from the Participant’s Contributions; (iv) amend any outstanding Purchase Rights or clarify any ambiguities regarding the terms of any Offering to enable the Purchase Rights to qualify under and/or comply with Section 423 of the Code with respect to the 423 Component; and (v) establish other limitations or procedures as the Board determines in its sole discretion advisable that are consistent with the Plan. The actions of the Board pursuant to this paragraph will not be considered to alter or impair any Purchase Rights granted under an Offering as they are part of the initial terms of each Offering and the Purchase Rights granted under each Offering.

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13.               Tax Qualification; Tax Withholding.

(a)                Although the Company may endeavor to (i) qualify a Purchase Right for special tax treatment under the laws of the United States or jurisdictions outside of the United States or (ii) avoid adverse tax treatment, the Company makes no representation to that effect and expressly disavows any covenant to maintain special or to avoid unfavorable tax treatment, notwithstanding anything to the contrary in this Plan.  The Company will be unconstrained in its corporate activities without regard to the potential negative tax impact on Participants.

(b)               Each Participant will make arrangements, satisfactory to the Company and any applicable Related Corporation, to enable the Company or the Related Corporation to fulfill any withholding obligation for Tax-Related Items. Without limitation to the foregoing, in the Company’s sole discretion and subject to Applicable Law, such withholding obligation may be satisfied in whole or in part by (i) withholding from the Participant’s salary or any other cash payment due to the Participant from the Company or a Related Corporation; (ii) withholding from the proceeds of the sale of shares of Common Stock acquired under the Plan, either through a voluntary sale or a mandatory sale arranged by the Company; or (iii) any other method deemed acceptable by the Board. The Company shall not be required to issue any shares of Common Stock under the Plan until such obligations are satisfied.

(c)                The 423 Component is exempt from the application of Section 409A of the Code, and any ambiguities herein shall be interpreted to so be exempt from Section 409A of the Code. The Non-423 Component is intended to be exempt from the application of Section 409A of the Code under the short-term deferral exception and any ambiguities shall be construed and interpreted in accordance with such intent. In furtherance of the foregoing and notwithstanding any provision in the Plan to the contrary, if the Committee determines that an option granted under the Plan may be subject to Section 409A of the Code or that any provision in the Plan would cause an option under the Plan to be subject to Section 409A, the Committee may amend the terms of the Plan and/or of an outstanding option granted under the Plan, or take such other action the Committee determines is necessary or appropriate, in each case, without the participant’s consent, to exempt any outstanding option or future option that may be granted under the Plan from or to allow any such options to comply with Section 409A of the Code, but only to the extent any such amendments or action by the Committee would not violate Section 409A of the Code. Notwithstanding the foregoing, the Company shall have no liability to a participant or any other party if the option under the Plan that is intended to be exempt from or compliant with Section 409A of the Code is not so exempt or compliant or for any action taken by the Committee with respect thereto.

14.               Effective Date of Plan.

The Plan will become effective immediately prior to and contingent upon the Effective Date. No Purchase Rights will be exercised unless and until the Plan has been approved by the stockholders of the Company, which approval must be within 12 months before or after the date the Plan is adopted (or if required under Section 12(a) above, materially amended) by the Board.

15.               Miscellaneous Provisions.

(a)                Proceeds from the sale of shares of Common Stock pursuant to Purchase Rights will constitute general funds of the Company.

(b)               A Participant will not be deemed to be the holder of, or to have any of the rights of a holder with respect to, shares of Common Stock subject to Purchase Rights unless and until the Participant’s shares of Common Stock acquired upon exercise of Purchase Rights are recorded in the books of the Company (or its transfer agent).

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(c)                The Plan and Offering do not constitute an employment contract. Nothing in the Plan or in the Offering will in any way alter the at will nature of a Participant’s employment or amend a Participant’s employment contract, if applicable, or be deemed to create in any way whatsoever any obligation on the part of any Participant to continue in the employ of the Company or a Related Corporation or an Affiliate, or on the part of the Company, a Related Corporation or an Affiliate to continue the employment of a Participant.

(d)               The provisions of the Plan will be governed by the laws of the State of Delaware without resort to that state’s conflicts of laws rules.

(e)                If any particular provision of the Plan is found to be invalid or otherwise unenforceable, such provision will not affect the other provisions of the Plan, but the Plan will be construed in all respects as if such invalid provision were omitted.

(f)                 If any provision of the Plan does not comply with Applicable Law, such provision shall be construed in such a manner as to comply with Applicable Law.

16.               Definitions.

As used in the Plan, the following definitions will apply to the capitalized terms indicated below:

(a)                “423 Component” means the part of the Plan, which excludes the Non-423 Component, pursuant to which Purchase Rights that satisfy the requirements for an Employee Stock Purchase Plan may be granted to Eligible Employees.

(b)               “Affiliate” means any entity, other than a Related Corporation, whether now or subsequently established, which is at the time of determination, a “parent” or “subsidiary” of the Company as such terms are defined in Rule 405 promulgated under the Securities Act. The Board may determine the time or times at which “parent” or “subsidiary” status is determined within the foregoing definition.

(c)                “Applicable Law” means shall mean the Code and any applicable securities, federal, state, foreign, material local or municipal or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, listing rule, regulation, judicial decision, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body (or under the authority of the Nasdaq Stock Market, the New York Stock Exchange or the Financial Industry Regulatory Authority).

(d)               “Board” means the board of directors of the Company.

(e)                “Capitalization Adjustment” means any change that is made in, or other events that occur with respect to, the Common Stock subject to the Plan or subject to any Purchase Right after the date the Plan is adopted by the Board without the receipt of consideration by the Company through merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or other similar equity restructuring transaction, as that term is used in Financial Accounting Standards Board Accounting Standards Codification Topic 718 (or any successor thereto). Notwithstanding the foregoing, the conversion of any convertible securities of the Company will not be treated as a Capitalization Adjustment.

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(f)                 “Code” means the U.S. Internal Revenue Code of 1986, as amended, including any applicable regulations and guidance thereunder.

(g)                “Committee” means a committee of one or more members of the Board to whom authority has been delegated by the Board in accordance with Section 2(c).

(h)               “Common Stock” means the common stock of the Company.

(i)                 “Company” means Palisade Bio, Inc., a Delaware corporation.

(j)                 “Contributions” means the payroll deductions and other additional payments specifically provided for in the Offering that a Participant contributes to fund the exercise of a Purchase Right. A Participant may make additional payments into his or her account if specifically provided for in the Offering, and then only if the Participant has not already had the maximum permitted amount withheld during the Offering through payroll deductions and, with respect to the 423 Component, to the extent permitted by Section 423 of the Code.

(k)               “Corporate Transaction” means the consummation, in a single transaction or in a series of related transactions, of any one or more of the following events:

(i)                 a sale or other disposition of all or substantially all, as determined by the Board in its sole discretion, of the consolidated assets of the Company and its subsidiaries;

(ii)               a sale or other disposition of more than 50% of the outstanding securities of the Company;

(iii)             a merger, consolidation or similar transaction following which the Company is not the surviving corporation; or

(iv)              a merger, consolidation or similar transaction following which the Company is the surviving corporation but the shares of Common Stock outstanding immediately preceding the merger, consolidation or similar transaction are converted or exchanged by virtue of the merger, consolidation or similar transaction into other property, whether in the form of securities, cash or otherwise.

(l)                 “Designated 423 Corporation” means any Related Corporation selected by the Board to participate in the 423 Component.

(m)             “Designated Company” means any Designated Non-423 Corporation or Designated 423 Corporation, provided, however, that at any given time, a Related Corporation participating in the 423 Component shall not be a Related Corporation participating in the Non-423 Component.

(n)               “Designated Non-423 Corporation” means any Related Corporation or Affiliate selected by the Board to participate in the Non-423 Component.

(o)                “Director” means a member of the Board.

(p)               “Effective Date” means the effective date of this Plan, which is the date of the closing of the transactions contemplated by the Agreement and Plan of Merger by and among PubCo, Townsgate Acquisition Sub 1, Inc., a wholly owned subsidiary of Seneca Biopharma, Inc., and Leading BioSciences, Inc., dated as of December 16, 2020, provided that this Plan is approved by the Company’s stockholders prior to such date.

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(q)               “Eligible Employee” means an Employee who meets the requirements set forth in the document(s) governing the Offering for eligibility to participate in the Offering, provided that such Employee also meets the requirements for eligibility to participate set forth in the Plan.

(r)                “Employee” means any person, including an Officer or Director, who is “employed” for purposes of Section 423(b)(4) of the Code by the Company or a Related Corporation, or solely with respect to the Non-423 Component, an Affiliate. However, service solely as a Director, or payment of a fee for such services, will not cause a Director to be considered an “Employee” for purposes of the Plan.

(s)                 “Employee Stock Purchase Plan” means a plan that grants Purchase Rights intended to be options issued under an “employee stock purchase plan,” as that term is defined in Section 423(b) of the Code.

(t)                 “Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended and the rules and regulations promulgated thereunder.

(u)               “Fair Market Value” means, as of any date, the value of the Common Stock determined as follows:

(i)                 If the Common Stock is listed on any established stock exchange or traded on any established market, the Fair Market Value of a share of Common Stock will be the closing sales price for such stock as quoted on such exchange or market (or the exchange or market with the greatest volume of trading in the Common Stock) on the date of determination, as reported in such source as the Board deems reliable. Unless otherwise provided by the Board, if there is no closing sales price for the Common Stock on the date of determination, then the Fair Market Value will be the closing sales price on the last preceding date for which such quotation exists.

(ii)               In the absence of such markets for the Common Stock, the Fair Market Value will be determined by the Board in good faith in compliance with Applicable Laws and regulations and, to the extent applicable as determined in the sole discretion of the Board, in a manner that complies with Sections 409A of the Code

(v)                “Governmental Body” means any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; (c) governmental or regulatory body, or quasi-governmental body of any nature (including any governmental division, department, administrative agency or bureau, commission, authority, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or entity and any court or other tribunal, and for the avoidance of doubt, any tax authority) or other body exercising similar powers or authority; or (d) self-regulatory organization (including the Nasdaq Stock Market, the New York Stock Exchange and the Financial Industry Regulatory Authority).

(w)              “Non-423 Component” means the part of the Plan, which excludes the 423 Component, pursuant to which Purchase Rights that are not intended to satisfy the requirements for an Employee Stock Purchase Plan may be granted to Eligible Employees.

(x)                “Offering” means the grant to Eligible Employees of Purchase Rights, with the exercise of those Purchase Rights automatically occurring at the end of one or more Purchase Periods. The terms and conditions of an Offering will generally be set forth in the “Offering Document” approved by the Board for that Offering.

(y)                “Offering Date” means a date selected by the Board for an Offering to commence.

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(z)                “Officer” means a person who is an officer of the Company or a Related Corporation within the meaning of Section 16 of the Exchange Act.

(aa)            “Participant” means an Eligible Employee who holds an outstanding Purchase Right.

(bb)           “Plan” means this Palisade Bio, Inc. 2021 Employee Stock Purchase Plan, as amended from time to time, including both the 423 Component and the Non-423 Component.

(cc)             “Purchase Date” means one or more dates during an Offering selected by the Board on which Purchase Rights will be exercised and on which purchases of shares of Common Stock will be carried out in accordance with such Offering.

(dd)           “Purchase Period” means a period of time specified within an Offering, generally beginning on the Offering Date or on the first Trading Day following a Purchase Date, and ending on a Purchase Date. An Offering may consist of one or more Purchase Periods.

(ee)             “Purchase Right” means an option to purchase shares of Common Stock granted pursuant to the Plan.

(ff)               “Related Corporation” means any “parent corporation” or “subsidiary corporation” of the Company whether now or subsequently established, as those terms are defined in Sections 424(e) and (f), respectively, of the Code.

(gg)            “Securities Act” means the U.S. Securities Act of 1933, as amended.

(hh)           “Tax-Related Items” means any income tax, social insurance, payroll tax, fringe benefit tax, payment on account or other tax-related items arising out of or in relation to a Participant’s participation in the Plan, including, but not limited to, the exercise of a Purchase Right and the receipt of shares of Common Stock or the sale or other disposition of shares of Common Stock acquired under the Plan.

(ii)               “Trading Day” means any day on which the exchange(s) or market(s) on which shares of Common Stock are listed, including but not limited to the New York Stock Exchange, Nasdaq Global Select Market, the Nasdaq Global Market, the Nasdaq Capital Market or any successors thereto, is open for trading.

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